

11006270

Conformed Copy w/Exhibits

United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended **December 31, 2010**

☐ Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from ____________ to ____________

Commission File No. **1-3548**

ALLETE, Inc.

(Exact name of registrant as specified in its charter)

Minnesota	**41-0418150**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

30 West Superior Street, Duluth, Minnesota 55802-2093
(Address of principal executive offices, including zip code)

(218) 279-5000
(Registrant's telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Stock Exchange on Which Registered
Common Stock, without par value	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company (as defined in Rule 12b-2 of the Act).
Large Accelerated Filer ☒ Accelerated Filer ☐ Non-Accelerated Filer ☐ Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes ☐ No ☒

The aggregate market value of voting stock held by nonaffiliates on June 30, 2010, was $1,214,198,439.

As of February 1, 2011, there were 35,820,559 shares of ALLETE Common Stock, without par value, outstanding.

Documents Incorporated By Reference

Portions of the Proxy Statement for the 2011 Annual Meeting of Shareholders are incorporated by reference in Part III.

Index

Definitions

The following abbreviations or acronyms are used in the text. References in this report to "we," "us" and "our" are to ALLETE, Inc. and its subsidiaries, collectively.

Abbreviation or Acronym	Term
ALLETE	ALLETE, Inc.
ALLETE Properties	ALLETE Properties, LLC and its subsidiaries
AFUDC	Allowance for Funds Used During Construction - the cost of both debt and equity funds used to finance utility plant additions during construction periods
ARS	Auction Rate Securities
ATC	American Transmission Company LLC
Basin	Basin Electric Power Cooperative
Bison 1	Bison 1 Wind Project
Bison 2	Bison 2 Wind Project
BNI Coal	BNI Coal, Ltd.
Boswell	Boswell Energy Center
CO_2	Carbon Dioxide
Company	ALLETE, Inc. and its subsidiaries
DC	Direct Current
EPA	Environmental Protection Agency
ESOP	Employee Stock Ownership Plan
FASB	Financial Accounting Standards Board
FERC	Federal Energy Regulatory Commission
Form 8-K	ALLETE Current Report on Form 8-K
Form 10-K	ALLETE Annual Report on Form 10-K
Form 10-Q	ALLETE Quarterly Report on Form 10-Q
FTR	Financial Transmission Rights
GAAP	Accounting Principles Generally Accepted in the United States
GHG	Greenhouse Gases
Hibbard	Hibbard Renewable Energy Center
IBEW Local 31	International Brotherhood of Electrical Workers Local 31
IBEW Local 1593	International Brotherhood of Electrical Workers Local 1593
Invest Direct	ALLETE's Direct Stock Purchase and Dividend Reinvestment Plan
kV	Kilovolt(s)
Laskin	Laskin Energy Center
Manitoba Hydro	Manitoba Hydro-Electric Board
MBtu	Million British thermal units
Medicare Part D	Medicare Part D provision of the Patient Protection and Affordable Care Act of 2010
Mesabi Nugget	Mesabi Nugget Delaware, LLC
Minnesota Power	An operating division of ALLETE, Inc.
Minnkota Power	Minnkota Power Cooperative, Inc.
MISO	Midwest Independent Transmission System Operator, Inc.
Moody's	Moody's Investors Service, Inc.
MPCA	Minnesota Pollution Control Agency

Definitions (Continued)

MPUC	Minnesota Public Utilities Commission
MW / MWh	Megawatt(s) / Megawatt-hour(s)
NextEra Energy	NextEra Energy Resources, LLC
NDPSC	North Dakota Public Service Commission
NOL	Net Operating Loss
Non-residential	Retail commercial, non-retail commercial, office, industrial, warehouse, storage and institutional
NO_2	Nitrogen Dioxide
NO_X	Nitrogen Oxides
Note ___	Note ___ to the consolidated financial statements in this Form 10-K
NPDES	National Pollutant Discharge Elimination System
NYSE	New York Stock Exchange
OES	Minnesota Office of Energy Security
Oliver Wind I	Oliver Wind I Energy Center
Oliver Wind II	Oliver Wind II Energy Center
Palm Coast Park	Palm Coast Park development project in Florida
Palm Coast Park District	Palm Coast Park Community Development District
PolyMet	PolyMet Mining Corporation
PPA	Power Purchase Agreement
PSCW	Public Service Commission of Wisconsin
PUHCA 2005	Public Utility Holding Company Act of 2005
Rainy River Energy	Rainy River Energy Corporation - Wisconsin
RSOP	Retirement Savings and Stock Ownership Plan
SEC	Securities and Exchange Commission
SO_2	Sulfur Dioxide
Square Butte	Square Butte Electric Cooperative
Standard & Poor's	Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc.
SWL&P	Superior Water, Light and Power Company
Taconite Harbor	Taconite Harbor Energy Center
Taconite Ridge	Taconite Ridge Energy Center
Town Center	Town Center at Palm Coast development project in Florida
Town Center District	Town Center at Palm Coast Community Development District
WDNR	Wisconsin Department of Natural Resources

Safe Harbor Statement
Under the Private Securities Litigation Reform Act of 1995

Statements in this report that are not statements of historical facts may be considered "forward-looking" and, accordingly, involve risks and uncertainties that could cause actual results to differ materially from those discussed. Although such forward-looking statements have been made in good faith and are based on reasonable assumptions, there is no assurance that the expected results will be achieved. Any statements that express, or involve discussions as to, future expectations, risks, beliefs, plans, objectives, assumptions, events, uncertainties, financial performance, or growth strategies (often, but not always, through the use of words or phrases such as "anticipates," "believes," "estimates," "expects," "intends," "plans," "projects," "will likely result," "will continue," "could," "may," "potential," "target," "outlook" or words of similar meaning) are not statements of historical facts and may be forward-looking.

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, we are hereby filing cautionary statements identifying important factors that could cause our actual results to differ materially from those projected, or expectations suggested, in forward-looking statements made by or on behalf of ALLETE in this Annual Report on Form 10-K, in presentations, on our website, in response to questions or otherwise. These statements are qualified in their entirety by reference to, and are accompanied by, the following important factors, in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements:

- our ability to successfully implement our strategic objectives;
- prevailing governmental policies, regulatory actions, and legislation, including those of the United States Congress, state legislatures, the FERC, the MPUC, the PSCW, the NDPSC, the EPA and various state, local and county regulators, and city administrators, about allowed rates of return, financings, industry and rate structure, acquisition and disposal of assets and facilities, real estate development, operation and construction of plant facilities, recovery of purchased power, capital investments and other expenses, present or prospective wholesale and retail competition (including but not limited to transmission costs), zoning and permitting of land held for resale and environmental matters;
- our ability to manage expansion and integrate acquisitions;
- the potential impacts of climate change and future regulation to restrict the emissions of GHG on our Regulated Operations;
- effects of restructuring initiatives in the electric industry;
- economic and geographic factors, including political and economic risks;
- changes in and compliance with laws and regulations;
- weather conditions;
- natural disasters and pandemic diseases;
- war and acts of terrorism;
- wholesale power market conditions;
- population growth rates and demographic patterns;
- effects of competition, including competition for retail and wholesale customers;
- changes in the real estate market;
- pricing and transportation of commodities;
- changes in tax rates or policies or in rates of inflation;
- project delays or changes in project costs;
- availability and management of construction materials and skilled construction labor for capital projects;
- changes in operating expenses and capital expenditures;
- global and domestic economic conditions affecting us or our customers;
- our ability to access capital markets and bank financing;
- changes in interest rates and the performance of the financial markets;
- our ability to replace a mature workforce and retain qualified, skilled and experienced personnel; and
- the outcome of legal and administrative proceedings (whether civil or criminal) and settlements that affect the business and profitability of ALLETE.

Additional disclosures regarding factors that could cause our results and performance to differ from results or performance anticipated by this report are discussed in Item 1A under the heading "Risk Factors" beginning on page 22 of this Annual Report on Form 10-K. Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which that statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of these factors, nor can it assess the impact of each of these factors on the businesses of ALLETE or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Readers are urged to carefully review and consider the various disclosures made by us in this Annual Report on Form 10-K and in our other reports filed with the SEC that attempt to advise interested parties of the factors that may affect our business.

Part I

Item 1. Business

Regulated Operations includes our regulated utilities, Minnesota Power and SWL&P, as well as our investment in ATC, a Wisconsin-based regulated utility that owns and maintains electric transmission assets in parts of Wisconsin, Michigan, Minnesota and Illinois. Minnesota Power provides regulated utility electric service in northeastern Minnesota to 146,000 retail customers and wholesale electric service to 16 non-affiliated municipalities. Minnesota Power also provides regulated utility electric service to 1 private utility in Wisconsin. SWL&P, a wholly-owned subsidiary of ALLETE, is also a private utility in Wisconsin and a customer of Minnesota Power. SWL&P provides regulated electric, natural gas and water service in northwestern Wisconsin to 15,000 electric customers, 12,000 natural gas customers and 10,000 water customers. Our regulated utility operations include retail and wholesale activities under the jurisdiction of state and federal regulatory authorities. (See Item 1. Business – Regulated Operations – Regulatory Matters.)

Investments and Other is comprised primarily of BNI Coal, our coal mining operations in North Dakota, and ALLETE Properties, our Florida real estate investment. This segment also includes a small amount of non-rate base generation, approximately 7,000 acres of land held-for-sale in Minnesota, and earnings on cash and investments.

ALLETE is incorporated under the laws of Minnesota. Our corporate headquarters are in Duluth, Minnesota. Statistical information is presented as of December 31, 2010, unless otherwise indicated. All subsidiaries of ALLETE are wholly owned unless otherwise specifically indicated. References in this report to "we," "us" and "our" are to ALLETE and its subsidiaries, collectively.

Year Ended December 31	2010	2009	2008
Consolidated Operating Revenue – Millions	$907.0	$759.1	$801.0
Percentage of Consolidated Operating Revenue			
Regulated Operations	92%	90%	89%
Investments and Other	8%	10%	11%
	100%	100%	100%

For a detailed discussion of results of operations and trends, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations. For business segment information, see Note 1. Operations and Significant Accounting Policies and Note 2. Business Segments.

REGULATED OPERATIONS

Electric Sales / Customers

Regulated Utility Electric Sales

Year Ended December 31	2010	%	2009	%	2008	%
Millions of Kilowatt-hours						
Retail and Municipals						
Residential	1,150	9	1,164	10	1,172	9
Commercial	1,433	11	1,420	12	1,454	12
Industrial	6,804	52	4,475	37	7,192	57
Municipals (FERC rate regulated)	1,006	7	992	8	1,002	8
Total Retail and Municipals	10,393	79	8,051	67	10,820	86
Other Power Suppliers	2,745	21	4,056	33	1,800	14
Total Regulated Utility Electric Sales	13,138	100	12,107	100	12,620	100

Seasonality

Due to the high concentration of industrial sales, Minnesota Power is not subject to significant seasonal fluctuations. The operations of our industrial customers, which make up a large portion of our sales portfolio as shown in the table above, are not typically subject to significant seasonal variations.

Industrial Customers. In 2010, our industrial customers represented 52 percent of total regulated utility kilowatt-hour sales. Our industrial customers are primarily in the taconite, paper, pulp and wood products, and pipeline industries.

Industrial Customer Electric Sales

Year Ended December 31	2010	%	2009	%	2008	%
Millions of Kilowatt-hours						
Taconite Producers	4,324	64	2,124	47	4,579	64
Paper, Pulp and Wood Products	1,573	23	1,454	33	1,567	22
Pipelines	494	7	504	11	582	8
Other Industrial	413	6	393	9	464	6
Total Industrial Customer Electric Sales	6,804	100	4,475	100	7,192	100

Approximately 60 percent of the ore consumed by integrated steel facilities in the United States originates from six taconite customers of Minnesota Power, which represented 4,324 million kilowatt-hours, or 64 percent, of our total industrial sales in 2010. Taconite, an iron-bearing rock of relatively low iron content, is abundantly available in northern Minnesota and an important domestic source of raw material for the steel industry. Taconite processing plants use large quantities of electric power to grind the iron-bearing rock, and agglomerate and pelletize the iron particles into taconite pellets.

During 2010, the domestic steel industry rebounded from the low levels of production seen in 2009. According to the American Iron and Steel Institute (AISI), United States raw steel production operated at approximately 70 percent of capacity in 2010, up significantly from 2009 levels of approximately 50 percent. Domestic steel demand rebounded for automobiles and durable goods, while still remaining soft for structural and construction steel products.

Annual 2010 taconite production in Minnesota increased from the 18 million tons produced in 2009 to approximately 36 million tons in 2010 (40 million tons in 2008), representing about 85 percent of capacity. As a result, kilowatt-hour sales to our taconite customers in 2010 were more than double our 2009 sales.

Projections from the AISI translate to United States steel production levels at about 75 percent of capacity in 2011. There has been a general historical correlation between U.S. steel production and Minnesota taconite production. Based on these projections Minnesota Power expects 2011 taconite production in Minnesota to be in the range of 2010 production levels. We will continue to market available power to Other Power Suppliers, when necessary, in an effort to mitigate the earnings impact of lower industrial sales. Other Power Supply sales are dependent upon the availability of generation and are sold at market-based prices into the MISO market on a daily basis or through bilateral agreements of various durations.

In addition to serving the taconite industry, Minnesota Power also serves a number of customers in the paper, pulp and wood products industry, which represented 1,573 million kilowatt-hours, or 23 percent, of our total industrial sales in 2010. In total, we serve four major paper and pulp mills directly and one paper mill indirectly by providing wholesale service to the retail provider of electricity to the mill. Minnesota Power's paper and pulp customers ran at, or very near, full capacity for the majority of 2010, as the paper industry stabilized and pricing and demand levels recovered following the global recession.

The pipeline industry is the third key industrial class served by Minnesota Power with services provided to two crude oil pipelines and one refinery indirectly through SWL&P, which represented 494 million kilowatt-hours, or 7 percent, of our total industrial sales in 2010. These customers have a common reliance on the importation of Canadian crude oil. After near-capacity operations for the past four years, both pipeline operators are executing expansion plans to transport Western Canadian crude oil reserves (Alberta Oil Sands) to United States markets. Access to traditional Midwest markets is being expanded to Southern markets as the Canadian supply is displacing domestic production and deliveries imported from the Gulf Coast.

Large Power Customer Contracts. Minnesota Power has 9 Large Power contracts with 10 Large Power Customers. All of these contracts serve requirements of 10 MW or more of customer load. The customers consist of five taconite producing facilities (two of which are owned by one company and are served under a single contract), one iron nugget plant, and four paper and pulp mills.

Large Power Customer Contracts (Continued)

Large Power Customer contracts require Minnesota Power to have a certain amount of generating capacity available. In turn, each Large Power Customer is required to pay a minimum monthly demand charge that covers the fixed costs associated with having this capacity available to serve the customer, including a return on common equity. Most contracts allow customers to establish the level of megawatts subject to a demand charge on a four-month basis and require that a portion of their megawatt needs be committed on a take-or-pay basis for at least a portion of the agreement. In addition to the demand charge, each Large Power Customer is billed an energy charge for each kilowatt-hour used that recovers the variable costs incurred in generating electricity. Four of the Large Power Customers have interruptible service which provides a discounted demand rate for the ability to interrupt the customers during system emergencies. Minnesota Power also provides incremental production service for customer demand levels above the contractual take-or-pay levels. There is no demand charge for this service and energy is priced at an increment above Minnesota Power's cost. Incremental production service is interruptible.

All contracts with Large Power Customers continue past the contract termination date unless the required advance notice of cancellation has been given. The advance notice of cancellation varies from one to four years. Such contracts minimize the impact on earnings that otherwise would result from significant reductions in kilowatt-hour sales to such customers. Large Power Customers are required to take all of their purchased electric service requirements from Minnesota Power for the duration of their contracts. The rates and corresponding revenue associated with capacity and energy provided under these contracts are subject to change through the same regulatory process governing all retail electric rates. (See Item 1. Business – Regulated Operations – Regulatory Matters – Electric Rates.)

Minnesota Power, as permitted by the MPUC, requires its taconite-producing Large Power Customers to pay weekly for electric usage based on monthly energy usage estimates. These customers receive estimated bills based on Minnesota Power's prediction of the customer's energy usage, forecasted energy prices, and fuel clause adjustment estimates. Minnesota Power's five taconite-producing Large Power Customers have generally predictable energy usage on a week-to-week basis, which makes the variance between the estimated usage and actual usage small.

Contract Status for Minnesota Power Large Power Customers
As of February 1, 2011

Customer	Industry	Location	Ownership	Earliest Termination Date
ArcelorMittal USA – Minorca Mine *(a)*	Taconite	Virginia, MN	ArcelorMittal USA Inc.	January 31, 2015
Hibbing Taconite Co. *(c)*	Taconite	Hibbing, MN	62.3% ArcelorMittal USA Inc. 23.0% Cliffs Natural Resources Inc. 14.7% United States Steel Corporation	December 31, 2015
United States Steel Corporation (USS) (USS – Minnesota Ore) *(a,b)*	Taconite	Mt. Iron, MN and Keewatin, MN	United States Steel Corporation	January 31, 2015
United Taconite LLC *(c)*	Taconite	Eveleth, MN	Cliffs Natural Resources Inc.	December 31, 2015
Mesabi Nugget Delaware, LLC *(c)*	Iron Nugget	Hoyt Lakes, MN	Steel Dynamics, Inc (80%) Kobe Steel USA (20%)	December 31, 2017
UPM, Blandin Paper Mill *(a)*	Paper	Grand Rapids, MN	UPM-Kymmene Corporation	January 31, 2015
Boise White Paper, LLC *(c)*	Paper	International Falls, MN	Boise Paper Holdings, LLC	December 31, 2013
Sappi Cloquet LLC *(a)*	Paper and Pulp	Cloquet, MN	Sappi Limited	January 31, 2015
NewPage Corporation – Duluth Mills *(a)*	Paper and Pulp	Duluth, MN	NewPage Corporation	January 31, 2015

(a) The contract will terminate four years from the date of written notice from either Minnesota Power or the customer. No notice of contract cancellation has been given by either party. Thus, the earliest date of cancellation is January 31, 2015.
(b) United States Steel Corporation owns both the Minntac Plant in Mountain Iron, MN and the Keewatin Taconite Plant in Keewatin, MN.
(c) As of February 1, 2011, the contract has not reached the period of advance notice of cancellation.

Residential and Commercial Customers. In 2010, our residential and commercial customers represented 20 percent of total regulated utility kilowatt-hour sales. Minnesota Power provides regulated utility electric service in northeastern Minnesota to approximately 146,000 residential and commercial customers. SWL&P provides regulated electric, natural gas and water service in northwestern Wisconsin to approximately 15,000 electric customers, 12,000 natural gas customers and 10,000 water customers.

Municipal Customers. In 2010, our municipal customers represented 7 percent of total regulated utility kilowatt-hour sales, which included 16 municipalities in Minnesota and 1 private utility in Wisconsin. SWL&P, a wholly-owned subsidiary of ALLETE, is also a private utility in Wisconsin and a customer of Minnesota Power. In 2008, Minnesota Power entered into formula-based rate contracts with these customers which will continue until the required three-year advance notice of cancellation has been given. To date, no termination notices have been received. Under the formula-based rates provision, wholesale rates are set at the beginning of the year based on expected costs and provide for a true-up calculation for actual costs.

Other Power Suppliers. The Company also enters into off-system sales with Other Power Suppliers. These sales are dependent upon the availability of generation and are sold at market-based prices into the MISO market on a daily basis or through bilateral agreements of various durations.

Basin Power Sales Agreement. On October 29, 2009, Minnesota Power entered into an agreement to sell 100 MW of capacity and energy for a ten-year period to Basin which began in May 2010. The capacity charge is based on a fixed monthly schedule with a minimum annual escalation provision. The energy charge is based on a fixed monthly schedule and provides for annual escalation based on our cost of fuel. The agreement allows us to recover a pro-rata share of increased costs related to emissions that may occur during the last five years of the contract.

Power Supply

In order to meet our customers' electric requirements, we utilize a mix of Company generation and purchased power. The Company's generation is primarily coal-fired, but also includes approximately 101 MW of hydro generation from ten hydro stations in Minnesota, approximately 62 MW of wind generation, and 76 MW of biomass co-fired generation. Purchased power is made up of long-term coal, wind and hydro power purchase agreements and market purchases. The following table reflects the Company's generating capabilities as of December 31, 2010 and total electrical output for 2010. Minnesota Power had an annual net peak load of 1,604 MW on August 30, 2010.

REGULATED OPERATIONS (Continued)
Power Supply (Continued)

Regulated Utility Power Supply	Unit No.	Year Installed	Net Capability	Year Ended December 31, 2010 Generation and Purchases	
			MW	MWh	%
Coal-Fired					
Boswell Energy Center	1	1958	68		
in Cohasset, MN	2	1960	66		
	3	1973	362		
	4	1980	468		
			964	5,680,246	42.2%
Laskin Energy Center	1	1953	56		
in Hoyt Lakes, MN	2	1953	51		
			107	516,369	3.8
Taconite Harbor Energy Center	1	1957	76		
in Schroeder, MN	2	1957	76		
	3	1967	79		
			231	1,244,316	9.2
Total Coal			1,302	7,440,931	55.2
Biomass/Coal/Natural Gas					
Hibbard Renewable Energy Center					
in Duluth, MN	3 & 4	1949, 1951	54	163,945	1.2
Cloquet Energy Center					
in Cloquet, MN	5	2001	22	104,636	0.8
Total Biomass/Coal/Natural Gas			76	268,581	2.0
Hydro					
Group consisting of ten stations in MN	Various		101	418,286	3.1
Wind *(a)*					
Taconite Ridge					
in Mt. Iron, MN	1-10	2008	4	63,958	0.5
Bison 1					
in Center, ND	1-16	2010	8	10,274	0.1
Total Wind			12	74,232	0.6
Total Company Generation			1,491	8,202,030	60.9
Long-Term Purchased Power					
Lignite Coal – Square Butte near Center, ND				1,294,082	9.6
Wind – Oliver County, ND				331,541	2.5
Hydro – Manitoba Hydro in Winnipeg, MB, Canada				523,825	3.9
Total Long-Term Purchased Power				2,149,448	16.0
Other Purchased Power*(b)*				3,112,782	23.1
Total Purchased Power				5,262,230	39.1
Total			1,491	13,464,260	100.0%

(a) The nameplate capacity of Taconite Ridge is 25 MW. The nameplate capacity of the first phase of Bison 1 is 36.8 MW and was commissioned December 8, 2010. The capacity reflected in the table is actual accredited capacity of the facility. Accredited capacity is the amount of net generating capability associated with the facility for which capacity credit was obtained using limited historical data. As more data is collected, actual accredited capacity may increase.

(b) Includes short-term market purchases in the MISO market and from Other Power Suppliers.

Fuel. Minnesota Power purchases low-sulfur, sub-bituminous coal from the Powder River Basin coal region located in Montana and Wyoming. Coal consumption in 2010 for electric generation at Minnesota Power's coal-fired generating stations was approximately 4.6 million tons. As of December 31, 2010, Minnesota Power had a coal inventory of about 824,000 tons. Minnesota Power's primary coal supply agreements have expiration dates through 2013. Under these agreements, Minnesota Power has the flexibility to procure 50 percent to 70 percent of its total coal requirements. In 2011, Minnesota Power expects to obtain coal under these coal supply agreements and in the spot market. This diversity in coal supply options allows Minnesota Power to manage its coal market price and supply risk and to take advantage of favorable spot market prices. Minnesota Power continues to explore future coal supply options. We believe that adequate supplies of low-sulfur, sub-bituminous coal will continue to be available.

Minnesota Power also has transportation agreements in place for the delivery of a significant portion of its coal requirements. These transportation agreements expire in various years between 2013 and 2015.

Coal Delivered to Minnesota Power

Year Ended December 31	2010	2009	2008
Average Price per Ton	$25.49	$24.99	$22.73
Average Price per MBtu	$1.42	$1.37	$1.25

Long-Term Purchased Power. Minnesota Power has contracts to purchase capacity and energy from various entities. The largest contract is with Square Butte. Under the agreement with Square Butte, which expires at the end of 2026, Minnesota Power is currently entitled to 50 percent of the output of a 455-MW coal-fired generating unit located near Center, North Dakota. (See Note 10. Commitments, Guarantees, and Contingencies.) BNI Coal supplies lignite coal to Square Butte. This lignite supply is sufficient to provide fuel for the anticipated useful life of the generating unit. Square Butte's cost of lignite burned in 2010 was approximately $1.28 per MBtu.

We have two wind PPAs with an affiliate of NextEra Energy to purchase the output from two wind facilities, Oliver Wind I and II located near Center, North Dakota. We began purchasing the output from Oliver Wind I, a 50-MW facility, in December 2006 and the output from Oliver Wind II, a 48-MW facility, in November 2007. Each agreement is for 25 years and provides for the purchase of all output from the facilities. We pay a contracted energy price and will receive any potential renewable energy or environmental air quality credits. There are no fixed capacity charges and we only pay for energy as it is delivered to us.

We also have a PPA with Manitoba Hydro that began in May 2009 and expires in April 2015. Under the agreement with Manitoba Hydro, Minnesota Power is currently purchasing 50 MW of capacity and the energy associated with that capacity. Both the capacity price and the energy price are adjusted annually by the change in a governmental inflationary index.

On April 30, 2010, Minnesota Power signed a definitive agreement with Manitoba Hydro, subject to MPUC approval, to purchase surplus energy from May 2011 through April 2022. This energy-only transaction primarily consists of surplus hydro energy on Manitoba Hydro's system that is delivered to Minnesota Power on a non-firm basis. The pricing is based on forward market prices. Under this agreement with Manitoba Hydro, Minnesota Power is committed to purchase at least one million MWh of energy over the contract term. On September 1, 2010, we filed a petition with the MPUC to approve our PPA with Manitoba Hydro. On October 28, 2010, the OES filed comments recommending approval.

Transmission and Distribution

We have electric transmission and distribution lines of 500 kV (8 miles), 250 kV (465 miles), 230 kV (632 miles), 161 kV (43 miles), 138 kV (128 miles), 115 kV (1,100 miles) and less than 115 kV (6,234 miles). We own and operate 167 substations with a total capacity of 11,102 megavoltamperes. Some of our transmission and distribution lines interconnect with other utilities.

Investment in ATC

Rainy River Energy, our wholly owned subsidiary, owns approximately 8 percent of ATC, a Wisconsin-based utility that owns and maintains electric transmission assets in parts of Wisconsin, Michigan, Minnesota and Illinois. ATC rates are based on a FERC approved 12.2 percent return on common equity dedicated to utility plant. We account for our investment in ATC under the equity method of accounting. As of December 31, 2010, our equity investment balance in ATC was $93.3 million ($88.4 million at December 31, 2009). (See Note 6. Investment in ATC.)

Properties

We own office and service buildings, an energy control center, repair shops, and storerooms in various localities. All of our electric plants are subject to mortgages, which collateralize the outstanding first mortgage bonds of Minnesota Power and SWL&P. Generally, we hold fee interest in our real properties subject only to the lien of the mortgages. Most of our electric lines are located on land not owned in fee, but are covered by appropriate easement rights or by necessary permits from governmental authorities. WPPI Energy owns 20 percent of Boswell Unit 4. WPPI Energy has the right to use our transmission line facilities to transport its share of Boswell generation. (See Note 4. Jointly-Owned Electric Facility.)

REGULATED OPERATIONS (Continued)

Regulatory Matters

We are subject to the jurisdiction of various regulatory authorities. The MPUC has regulatory authority over Minnesota Power's service area in Minnesota, retail rates, retail services, issuance of ALLETE securities and other matters. The FERC has jurisdiction over the licensing of hydroelectric projects, the establishment of rates and charges for the sale of electricity for resale and transmission of electricity in interstate commerce, certain accounting and record-keeping practices and ATC. The PSCW has regulatory authority over SWL&P's retail sales of electricity, natural gas, water, issuances of securities, and other matters. The NDPSC has jurisdiction over site and route permitting of generation and transmission facilities necessary for construction in North Dakota.

Electric Rates. All rates and contract terms in our Regulated Operations are subject to approval by appropriate regulatory authorities. Minnesota Power designs its electric service rates based on cost of service studies under which allocations are made to the various classes of customers as approved by the MPUC. Nearly all retail sales include billing adjustment clauses, which adjust electric service rates for changes in the cost of fuel and purchased energy, recovery of current and deferred conservation improvement program expenditures and recovery of certain environmental and renewable expenditures.

Information published by the Edison Electric Institute (*Typical Bills and Average Rates Report – Summer 2010* and *Rankings – July 1, 2010*) ranked Minnesota Power as having the sixteenth lowest average retail rates out of 168 utilities in the United States. Minnesota Power had the lowest rates in Minnesota and fourth lowest in the region consisting of Iowa, Kansas, Minnesota, Missouri, North Dakota, South Dakota and Wisconsin.

Minnesota Public Utilities Commission. The MPUC has regulatory authority over Minnesota Power's service area in Minnesota, retail rates, retail services, issuance of securities and other matters.

2010 Rate Case. On November 2, 2009, Minnesota Power filed an $81 million retail rate increase request to recover the costs of significant investments to ensure current and future system reliability, enhance environmental performance, and bring new renewable energy to northeastern Minnesota. Interim rates were put into effect on January 1, 2010, and were originally estimated to increase revenues by $48.5 million in 2010. In April 2010, we adjusted our initial filing for events that had occurred since November 2009 – primarily increased sales to our industrial customers – resulting in a retail rate increase request of $72 million, a return on equity request of 11.25 percent, and a capital structure consisting of 54.29 percent equity and 45.71 percent debt. As a result of these increased sales, interim rates increased revenues to approximately $52 million for 2010.

On November 2, 2010, Minnesota Power received a written order from the MPUC approving a retail electric rate increase of approximately $54 million, a 10.38 percent return on common equity and a 54.29 percent equity ratio, subject to reconsideration. In a hearing on January 19, 2011, the MPUC denied all reconsideration requests. Final rates will be implemented after MPUC acceptance of the compliance filing, estimated in the second quarter of 2011. Minnesota Power will continue to collect interim rates from its customers until the new rates go into effect. We expect no interim rate refunds will be issued.

North Dakota Wind Development. On December 31, 2009, we purchased an existing 250 kV DC transmission line from Square Butte for $69.7 million. The 465-mile transmission line runs from Center, North Dakota, to Duluth, Minnesota. We use this line to transport increasing amounts of wind energy from North Dakota while gradually phasing out coal-based electricity delivered to our system over this transmission line from Square Butte's lignite coal-fired generating unit.

Bison 1 is a two phase, 82 MW wind project in North Dakota. All permitting has been received and the first phase was completed in 2010. Phase one included construction of a 22-mile, 230 kV transmission line and the installation of 16 2.3 MW wind turbines, all of which were in-service at the end of 2010. Phase two is expected to be completed late in 2011 and consists of the installation of 15 3.0 MW wind turbines. Bison 1 is expected to have a total capital investment of approximately $177 million, of which $121 million was spent through December 31, 2010. In 2009, the MPUC approved Minnesota Power's petition seeking current cost recovery eligibility for investments and expenditures related to Bison 1, and in July 2010, the MPUC approved our petition establishing rates effective August 1, 2010.

Bison 2 is a 105 MW wind project in North Dakota which, if approved by the MPUC, is expected to be completed by the end of 2012. The total project investment is estimated to be approximately $160 million, and construction would begin upon the receipt of all regulatory and permitting approvals. We will file for MPUC approval for the project and NDPSC site permit approval in the first quarter of 2011. Once the Bison 2 project and related permitting are approved by the MPUC, we will seek current cost recovery eligibility for our investment.

Hibbard Biomass Upgrade Project. Hibbard is a 50 MW biomass/coal/natural gas facility located in Duluth, Minnesota. The upgrade project, which was approved by the MPUC in September 2009, is designed to leverage existing assets to increase biomass renewable energy production at an expected total cost of approximately $22 million. Upon receipt of any necessary permitting approvals, construction would begin in 2011, and could be completed by the end of 2012. We also plan to seek current cost recovery authorization for the project from the MPUC in 2011.

REGULATED OPERATIONS (Continued)
Regulatory Matters (Continued)

Integrated Resource Plan. On October 5, 2009, Minnesota Power filed with the MPUC its 2010 Integrated Resource Plan, a comprehensive estimate of future capacity needs within Minnesota Power's service territory. Minnesota Power does not anticipate the need for new base load generation within the Minnesota Power service territory through 2025, and plans to meet estimated future customer demand while achieving:

- Increased system flexibility to adapt to volatile business cycles and varied future industrial load scenarios;
- Reductions in the emission of GHGs (primarily CO_2); and
- Compliance with mandated renewable energy standards.

To achieve these objectives over the coming years, we plan to reshape our generation portfolio by adding 300 to 500 MW of renewable energy to our generation mix, and exploring options to incorporate peaking or intermediate resources. The first phase of the Bison 1 wind project in North Dakota was put into service in 2010 and the second phase is expected to be in service in late 2011, increasing our renewable generation by a total of 82 MW. The Bison 2 105 MW wind project, if approved by the MPUC, along with the Hibbard Biomass Upgrade Project, will continue our expansion into renewable energy to meet our Integrated Resource Plan goals.

We project average annual long-term growth, excluding prospective additional load from industrial and municipal customers, of approximately one percent in electric usage through 2025. We will also focus on conservation and demand side management to meet the energy savings goals established in Minnesota legislation. We expect MPUC action on our Integrated Resource Plan filing in 2011.

Transmission Investments. We have an approved cost recovery rider in place for certain transmission expenditures, and our current billing factor was approved by the MPUC in June 2009. The billing factor allows us to charge our retail customers on a current basis for the costs of constructing certain transmission facilities plus a return on the capital invested. In our 2010 rate case, the MPUC approved moving completed transmission projects from the current cost recovery rider to base rates. In July 2010, we filed for an updated billing factor that includes additional transmission projects and expenses which we expect to be approved in early 2011.

Conservation Improvement Program (CIP). Minnesota requires electric utilities to spend a minimum of 1.5 percent of gross operating revenues from service provided in the state on energy CIPs each year. These investments are recovered from retail customers through a billing adjustment and amounts included in retail base rates. The MPUC allows utilities to accumulate, in a deferred account for future cost recovery, all CIP expenditures, as well as a carrying charge on the deferred account balance. Minnesota's Next Generation Energy Act of 2007 introduced, in addition to minimum spending requirements, an energy-saving goal of 1.5 percent of gross annual retail electric energy sales by 2010. In June 2008, a biennial filing was submitted for 2009 and 2010, and subsequently approved by the OES. Minnesota Power's CIP investment goal was $4.6 million for 2010 ($4.6 million for 2009; $3.7 million for 2008), with actual spending of $5.6 million in 2010 ($5.5 million in 2009; $4.8 million in 2008). For future program years, Minnesota Power will build upon current successful CIPs in an effort to meet or exceed the newly established 1.5 percent energy-saving goal. In June 2010, a triennial filing was submitted for 2011 through 2013, and subsequently approved by the OES.

Federal Energy Regulatory Commission. The FERC has jurisdiction over the licensing of hydroelectric projects, the establishment of rates and charges for the sale of electricity for resale and transmission of electricity in interstate commerce, certain accounting and record-keeping practices and the operations of ATC.

Minnesota Power's non-affiliated municipal customers consist of 16 municipalities in Minnesota and 1 private utility in Wisconsin. SWL&P, a wholly-owned subsidiary of ALLETE, is also a private utility in Wisconsin and a customer of Minnesota Power. In 2008, Minnesota Power entered into formula-based rate contracts with these customers which will continue until the required three-year advance notice of cancellation has been given. To date, no termination notices have been received. The rates included in these contracts are calculated using a cost-based formula methodology that is set at the beginning of the year using estimated costs, and provides for a true-up calculation for actual costs. Under the formula-based rates provision, wholesale rates, including the estimate to true-up to actual costs, were comparable in 2010 to 2009, and are projected to be comparable in 2011.

The Energy Policy Act of 2005 (EPAct 2005) was signed into law, which enacted PUHCA 2005. PUHCA 2005 gives FERC certain authority over books and records of public utility holding companies and their affiliates. It also addresses FERC review and authorization of the allocation of costs for non-power goods, or administrative or management services when requested by a holding company system or state commission. In addition, EPAct 2005 directs the FERC to issue certain rules addressing electricity reliability, investment in energy infrastructure, fuel diversity for electric generation, promotion of energy efficiency and wise energy use.

REGULATED OPERATIONS (Continued)
Regulatory Matters (Continued)

The FERC has jurisdiction over rates for electric transmission service in interstate commerce and electricity sold at wholesale, hydro facility licensing, natural gas transportation, accounting practices and certain other activities of our utility subsidiaries, including enforcement of North American Electric Reliability Corporation mandatory electric reliability standards. State and local agencies have jurisdiction over many of our utility activities, including regulation of retail rates and environmental matters.

Violations of FERC rules are potentially subject to enforcement action by the FERC including financial penalties up to $1 million per day per violation.

Public Service Commission of Wisconsin. The PSCW has regulatory authority over SWL&P's retail sales of electricity, natural gas, water, issuances of securities, and other matters.

During 2010, SWL&P's retail rates were based on a 2008 PSCW retail rate order, which was effective January 1, 2009. SWL&P's 2011 retail rates are based on a 2010 PSCW retail rate order, effective January 1, 2011, that allows for a 10.9 percent return on common equity. The new rates reflect a 2.4 percent average increase in retail utility rates for SWL&P customers (a 12.80 percent increase in water rates, a 2.49 percent increase in natural gas rates and a 0.68 percent increase in electric rates). On an annualized basis, the rate increase will generate approximately $2 million in additional revenue.

North Dakota Public Service Commission. The NDPSC has jurisdiction over site and route permitting of generation and transmission facilities necessary for construction in North Dakota.

On March 10, 2010, the NDPSC approved the construction of a 22-mile, 230 kV transmission line that connected Bison 1 to the DC transmission line at the Square Butte Substation in Center, North Dakota.

Regional Organizations

Midwest Independent Transmission System Operator, Inc. Minnesota Power and SWL&P are members of MISO, a regional transmission organization. While Minnesota Power and SWL&P retain ownership of their respective transmission assets and control area functions, their transmission network is under the regional operational control of MISO. Minnesota Power and SWL&P take and provide transmission service under the MISO open access transmission tariff. MISO continues its efforts to standardize rates, terms, and conditions of transmission service over its broad region, encompassing all or parts of 15 states and one Canadian province, and over 100,000 MW of generating capacity.

Mid-Continent Area Power Pool (MAPP). Minnesota Power also participates in MAPP, a power pool operating in parts of nine states in the Upper Midwest and in two Canadian provinces. MAPP functions include a regional transmission committee that is charged with planning for the future transmission needs of the region as well as ensuring that all electric industry participants have equal access to the transmission system.

Minnesota Legislation

Renewable Energy. In February 2007, Minnesota enacted a law requiring 25 percent of Minnesota Power's total retail energy sales in Minnesota to come from renewable energy sources by 2025. The law also requires Minnesota Power to meet interim milestones of 12 percent by 2012, 17 percent by 2016, and 20 percent by 2020. Minnesota Power has developed a plan to meet the renewable goals set by Minnesota and has included this plan in its 2010 Integrated Resources Plan filed October 5, 2009 with the MPUC. The law allows the MPUC to modify or delay meeting a milestone if implementation will cause significant ratepayer cost or technical reliability issues. If a utility is not in compliance with a milestone, the MPUC may order the utility to construct facilities, purchase renewable energy or purchase renewable energy credits. We are currently on track to meet the 12 percent renewable energy sales milestone by 2012.

Competition

Retail energy sales in Minnesota and Wisconsin are made to customers in assigned service territories. As a result, most retail electric customers in Minnesota do not have the ability to choose their electric supplier. Large energy users outside of a municipality of 2 MW and above may be allowed to choose a supplier upon MPUC approval. Minnesota Power serves 10 Large Power facilities over 10 MW, none of which have engaged in a competitive rate process. No other large commercial or small industrial customers have attempted to seek a provider outside of Minnesota Power's service territory since 1994. Retail electric and natural gas customers in Wisconsin do not have the ability to choose their energy supplier. In both states, however, electricity may compete with other forms of energy. Customers may also choose to generate their own electricity, or substitute other fuels for their manufacturing processes.

For the year ended December 31, 2010, 7 percent of the Company's energy sales were sales to municipal customers in Minnesota and a private utility in Wisconsin by contract under a formula-based rate approved by FERC. These customers have the right to seek an energy supply from any wholesale electric service provider upon contract expiration.

The FERC has continued with its efforts to promote a more competitive wholesale market through open-access transmission and other means. As a result, our sales to Other Power Suppliers and our purchases to supply our retail and wholesale load are in the competitive market.

Franchises

Minnesota Power holds franchises to construct and maintain an electric distribution and transmission system in 94 cities and towns located within its electric service territory. SWL&P holds 17 similar franchises for electric, natural gas and/or water systems in 1 city and 16 villages and towns within its service territory. The remaining cities, villages and towns served by us do not require a franchise to operate within their boundaries. Our exclusive service territories are established by state regulatory agencies.

INVESTMENTS AND OTHER

Investments and Other is comprised primarily of BNI Coal, our coal mining operations in North Dakota, and ALLETE Properties, our Florida real estate investment. This segment also includes a small amount of non-rate base generation, approximately 7,000 acres of land available-for-sale in Minnesota, and earnings on cash and investments.

BNI Coal

BNI Coal is a low-cost supplier of lignite in North Dakota, producing about 4 million tons annually. Two electric generating cooperatives, Minnkota Power and Square Butte, presently consume virtually all of BNI Coal's production of lignite under cost-plus, fixed fee coal supply agreements extending through 2026. (See Item 1. Business – Long-Term Purchased Power and Note 10. Commitments, Guarantees and Contingencies.) The mining process disturbs and reclaims between 200 and 250 acres per year. Laws require that the reclaimed land be at least as productive as it was prior to mining. The average cost to reclaim one acre of land is approximately $35,000; however, depending on conditions, it could be significantly higher. Reclamation costs are included in the cost of coal passed through to customers. BNI Coal has lignite reserves of an estimated 600 million tons.

ALLETE Properties

ALLETE Properties is our Florida real estate investment. Our strategy for the assets is to complete and maintain key entitlements and infrastructure improvements without requiring significant additional investment, and sell the portfolio over time or in bulk transactions. ALLETE intends to sell its Florida land assets at reasonable prices when opportunities arise, and reinvest the proceeds in its growth initiatives. ALLETE does not intend to acquire additional Florida real estate.

Our two major development projects are Town Center and Palm Coast Park. Ormond Crossings is a third major project that is currently in the planning stage. On February 16, 2010, the City of Ormond Beach, Florida, approved a Development Agreement for Ormond Crossings. The agreement will facilitate development of the project as currently planned. Separately, the Lake Swamp wetland mitigation bank was permitted on land that was previously part of Ormond Crossings. Market conditions will determine when our projects will be built out. See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Outlook for more information on ALLETE Properties' land holdings.

Town Center. Town Center, which is located in the City of Palm Coast, is a mixed-use development with a neo-traditional downtown core area. Construction of the major infrastructure improvements at Town Center was substantially complete at the end of 2008. At build-out, Town Center is expected to include approximately 3,000 residential units and 4.0 million square feet of various types of non-residential space. Sites have also been set aside for a new city hall, a community center, an art and entertainment center, and other public uses.

Palm Coast Park. Palm Coast Park, which is located in the City of Palm Coast, is a 4,700-acre mixed-use development. Construction of the major infrastructure improvements at Palm Coast Park was substantially complete at the end of 2007. At build-out, Palm Coast Park is expected to include approximately 4,000 residential units and 3.0 million square feet of various types of non-residential space and public facilities.

Ormond Crossings. Ormond Crossings, which is located in the City of Ormond Beach, is a 3,000-acre, mixed-use development. Planning, engineering design, and permitting of the master infrastructure are ongoing. At build out, Ormond Crossings is expected to include approximately 3,000 residential units and 5.0 million square feet of various types of non-residential space and public facilities. We do not expect any development activity at Ormond Crossings in 2011.

ALLETE Properties (Continued)

Lake Swamp. Lake Swamp wetland mitigation bank is a 1,900 acre regionally significant wetlands mitigation bank that was permitted by the St. Johns River Water Management District in 2008 and the U.S. Army Corps of Engineers in December 2009. Wetland mitigation credits will be used at Ormond Crossings and will also be available for sale to developers of other projects that are located in the bank's service area. When additional credits are needed, applications will be submitted to expand the bank by approximately 1,000 acres.

Seller Financing. ALLETE Properties occasionally provides seller financing to certain qualified buyers. At December 31, 2010, outstanding finance receivables were $3.7 million, with maturities up to 3 years. These finance receivables accrue interest at market-based rates and are collateralized by the financed properties.

Regulation. A substantial portion of our development properties in Florida are subject to federal, state and local regulations, and restrictions that may impose significant costs or limitations on our ability to develop the properties. Much of our property is vacant land and some is located in areas where development may affect the natural habitats of various protected wildlife species or in sensitive environmental areas such as wetlands.

Non-Rate Base Generation

As of December 31, 2010, non-rate base generation consists of 30 MW of generation at Rapids Energy Center. In 2010, we sold 0.1 million MWh of non-rate base generation (0.2 million in 2009 and 2008). In November 2009 Cloquet Energy Center was transferred from non-rate base generation to regulated operations.

Non-Rate Base Power Supply	Unit No.	Year Installed	Year Acquired	Net Capability (MW)
Rapids Energy Center *(a)*				
in Grand Rapids, MN				
Steam – Biomass *(b)*	6 & 7	1969, 1980	2000	29
Hydro – Conventional Run-of-River	4 & 5	1917	2000	1

(a) The net generation is primarily dedicated to the needs of one customer.
(b) Rapids Energy Center is supplemented by coal.

Other

Minnesota Land. We have approximately 7,000 acres of land available-for-sale in Minnesota. We acquired the land in 2001 when we purchased the Taconite Harbor generating facilities.

Environmental Matters

Our businesses are subject to regulation of environmental matters by various federal, state and local authorities. Currently, a number of regulatory changes to the Clean Air Act, the Clean Water Act, and various waste management requirements are under consideration by both Congress and the EPA. Minnesota Power's fossil fuel facilities will likely be subject to regulation under these proposals or other regulatory changes. Our intention is to reduce our exposure to these requirements by reshaping our generation portfolio, over time, to reduce our reliance on coal.

We consider our businesses to be in substantial compliance with currently applicable environmental regulations and believe all necessary permits to conduct such operations have been obtained. Due to future restrictive environmental requirements through legislation and/or rulemaking, we anticipate that potential expenditures for environmental matters will be material and will require significant capital investments. (See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Capital Requirements.)

We review environmental matters on a quarterly basis. Accruals for environmental liabilities are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. These accruals are adjusted periodically as assessment and remediation efforts progress or as additional technical or legal information becomes available. Accruals for environmental liabilities are included in the consolidated balance sheet at undiscounted amounts and exclude claims for recoveries from insurance or other third parties. Costs related to environmental contamination treatment and cleanup are charged to expense unless recoverable in rates from customers.

Air. The electric utility industry is heavily regulated both at the Federal and State level to address air emissions. Minnesota Power's generating facilities mainly burn low-sulfur western sub-bituminous coal. Square Butte, located in North Dakota, burns lignite coal. All of Minnesota Power's generating facilities are equipped with pollution control equipment such as scrubbers, bag houses, and low NO_x technologies. These facilities are currently in compliance with applicable emission requirements.

Environmental Matters (Continued)

New Source Review. In August 2008, Minnesota Power received a Notice of Violation (NOV) from the United States EPA asserting violations of the New Source Review (NSR) requirements of the Clean Air Act at Boswell Units 1-4 and Laskin Unit 2. The NOV asserts that seven projects undertaken at these coal-fired plants between the years 1981 and 2000 should have been reviewed under the NSR requirements, and that the Boswell Unit 4 Title V permit was violated. Minnesota Power believes the projects were in full compliance with the Clean Air Act, NSR requirements and applicable permits.

We are engaged in discussions with the EPA regarding resolution of these matters, but we are unable to predict the outcome of these discussions. Since 2006, Minnesota Power has significantly reduced emissions at Laskin and Boswell, and continues to reduce emissions at Boswell. The resolution could result in civil penalties and the installation of control technology, some of which is already planned or completed for other regulatory requirements. Any costs of installing pollution control technology would likely be eligible for recovery in rates over time subject to MPUC and FERC approval in a rate proceeding. We are unable to predict the ultimate financial impact or the resolution of these matters at this time.

EPA Transport Rule. On July 6, 2010, the EPA proposed a rule known as the Transport Rule (TR) requiring 31 states, including Minnesota and the District of Columbia, to reduce power plant SO_2 and NO_x emissions that can significantly contribute to ozone and fine particle pollution problems in other states. If adopted, the TR will replace the Clean Air Interstate Rule (CAIR) that was issued by the EPA in March 2005. Minnesota was included as one of the original 28 CAIR states but, following Minnesota Power's successful challenge to CAIR, the EPA granted an administrative stay of the CAIR requirements in Minnesota while it prepared the TR. The proposed TR responds to the United States Court of Appeals for the District of Columbia Circuit's remand of CAIR by replacing and reforming questionable provisions to address updated air quality standards, improved emissions data and reformed emissions transport modeling.

The EPA took public comments on the proposed rule through October 1, 2010, and plans to finalize the rule in June 2011. Emissions reductions are proposed to take effect in 2012, within one year of projected finalization of the rule.

The EPA has not yet determined whether trading of emission allowances between regulated generating units or states may be implemented. Since 2006, we have made substantial investments in pollution control equipment at our Laskin, Taconite Harbor and Boswell generating units which have significantly reduced emissions. These reductions may or may not satisfy Minnesota Power's obligations with respect to these requirements. We are unable to predict any additional compliance costs we might incur at this time.

Minnesota Regional Haze. The federal regional haze rule requires states to submit state implementation plans (SIPs) to the EPA to address regional haze visibility impairment in 156 federally-protected parks and wilderness areas. Under the regional haze rule, certain large stationary sources, put in place between 1962 and 1977, with emissions contributing to visibility impairment are required to install emission controls, known as Best Available Retrofit Technology (BART). We have two steam units, Boswell Unit 3 and Taconite Harbor Unit 3, which are subject to BART requirements.

Pursuant to the regional haze rule, Minnesota was required to develop its SIP by December 2007. As a mechanism for demonstrating progress towards meeting the long-term regional haze goal, in April 2007 the MPCA advanced a draft conceptual SIP which relied on the implementation of CAIR. However, a formal SIP was not filed at that time due to the United States Court of Appeals for the District of Columbia Circuit's remand of CAIR. Subsequently, the MPCA requested that companies with BART eligible units complete and submit a BART emissions control retrofit study, which was completed for Taconite Harbor Unit 3 in November 2008. The retrofit work completed in 2009 at Boswell Unit 3 meets the BART requirement for that unit. In December 2009, the MPCA approved the SIP for submittal to the EPA for its review and approval. Approval of the Minnesota SIP by the EPA is pending. If approved, Minnesota Power will have five years to bring Taconite Harbor Unit 3 into compliance. It is uncertain what controls will ultimately be required at Taconite Harbor Unit 3 in connection with the regional haze rule.

EPA National Emission Standards for Hazardous Air Pollutants (NESHAPs) for Electric Utility Units. Under Section 112 of the Clean Air Act, the EPA is required to set emission standards for hazardous air pollutants for certain source categories. In December 2009, Minnesota Power and other utilities received an Information Collection Request from the EPA requiring that emissions data be provided and stack testing be performed in order to develop a database upon which to base future regulations. On March 30, 2010, Minnesota Power responded to the Information Collection Request. Stack testing was completed during the third quarter of 2010 and the results were submitted to the EPA. The EPA is subject to a consent decree which requires the EPA to propose a utility NESHAPs rule by March 2011, with the final rule by November 2011. As part of the NESHAPs rulemaking, the EPA will develop Maximum Achievable Control Technology standards for utilities. Costs for complying with potential future mercury and other hazardous air pollutant regulations under the Clean Air Act cannot be estimated at this time.

Minnesota Mercury Emission Reduction Act. Under Minnesota law, a mercury emissions reduction plan for Boswell Unit 4 is required to be submitted by July 1, 2015, with implementation no later than December 31, 2018. The statute also calls for an evaluation of a mercury control alternative which provides for environmental and public health benefits without imposing excessive costs on the utility's customers. Costs for the Boswell Unit 4 emission reduction plan cannot be estimated at this time.

Environmental Matters (Continued)

Proposed and Finalized National Ambient Air Quality Standards. The EPA is required to review the National Ambient Air Quality Standards (NAAQS) every five years. Each state is required to adopt plans describing how they will reduce emissions to attain these NAAQS if the state's air quality is not in compliance with a NAAQS. These state plans often include more stringent air emission limitations on sources of air pollutants in the state. Four NAAQS have either recently been revised, or are currently in revision, as described below.

Ozone NAAQS. The EPA is proposing to more stringently control emissions that result in ground level ozone. In January 2010, the EPA proposed to reduce the eight-hour ozone standard and to adopt a secondary standard for the protection of sensitive vegetation from ozone-related damage. The EPA expects to issue final standards by July 2011. As proposed, states have until early 2014 to submit plans outlining how they will meet the standards.

Particulate Matter NAAQS. The EPA finalized the NAAQS Particulate Matter standards in September 2006. The EPA established a more stringent 24-hour average fine particulate ($PM_{2.5}$) standard and kept the annual average fine particulate matter standard and the 24-hour coarse particulate matter standard unchanged. The District of Columbia Circuit Court of Appeals has remanded the $PM_{2.5}$ standard to the EPA, requiring consideration of lower annual average standard values. The EPA has indicated that ambient air quality monitoring for 2008 through 2010 will be used as a basis for states to characterize their attainment status. The EPA plans to finalize the new $PM_{2.5}$ standards in 2011, and state attainment status determination will likely not occur prior to 2013. As early as late 2014, affected sources would have to take additional control measures if modeling demonstrates non-compliance at the property boundary.

SO_2 and NO_2 NAAQS. The EPA recently finalized new one-hour NAAQS for SO_2 and NO_2. Monitor data indicates that Minnesota will likely be in compliance with these new standards; however, the SO_2 NAAQS also requires the EPA to evaluate modeling data to determine attainment. It is unclear what the outcome of this evaluation will be. These NAAQS could also result in more stringent emission limits on our steam generating facilities, possibly resulting in additional control measures on some of our units.

We are unable to predict the nature or timing of any additional NAAQS regulation or compliance costs we might incur at this time.

Climate Change. Minnesota Power is addressing climate change by taking the following steps that also ensure reliable and environmentally compliant generation resources to meet our customer's requirements:

- Expand our renewable energy supply.
- Improve the efficiency of our coal-based generation facilities, as well as other process efficiencies.
- Provide energy conservation initiatives for our customers and engage in other demand side efforts.
- Support research of technologies to reduce carbon emissions from generation facilities and support carbon sequestration efforts.
- Achieve overall carbon emission reductions.

The scientific community generally accepts that emissions of GHGs are linked to global climate change. Climate change creates physical and financial risk. These physical risks could include, but are not limited to, increased or decreased precipitation and water levels in lakes and rivers; increased temperatures; and the intensity and frequency of extreme weather events. These all have the potential to affect the Company's business and operations.

Midwestern Greenhouse Gas Reduction Accord. Minnesota is also participating in the Midwestern Greenhouse Gas Reduction Accord (the Accord), a regional effort to develop a multi-state approach to GHG emission reductions. The Accord includes an agreement to develop a multi-sector cap-and-trade system to help meet the targets established by the group.

EPA Regulation of GHG Emissions. On May 13, 2010, the EPA issued the final Prevention of Significant Deterioration (PSD) and Title V Greenhouse Gas Tailoring Rule (Tailoring Rule). The PSD/Tailoring Rule establishes permitting thresholds required to address GHG emissions for new facilities, at existing facilities that undergo major modifications, and at other facilities characterized as major sources under the Clean Air Act's Title V program.

For our existing facilities, the rule does not require amending our existing Title V operating permits to include GHGs requirements. Implementation of the requirement to add GHG provisions to permits will be completed at the state level in Minnesota by the MPCA when the Title V operating permits are renewed. However, installation of new units or modification of existing units resulting in a significant increase in GHG emissions will require obtaining PSD permits and amending our operating permits to demonstrate that Best Available Control Technology (BACT) is being used at the facility to control GHG emissions. The EPA has defined significant emissions increase for existing sources as an increase of 75,000 tons per year or more of total GHG on a CO_2 equivalent basis.

Environmental Matters (Continued)

In late 2010, the EPA issued guidance to permitting authorities and affected sources to facilitate incorporation of the Tailoring Rule permitting requirements into the Title V and PSD permitting programs. The guidance stated that the project-specific top-down BACT determination process used for other pollutants will also be used to determine BACT for GHG emissions. Through sector-specific white papers, the EPA also provided examples and technical summaries of GHG emission control technologies and techniques EPA considers available or likely to be available to sources. It is possible these control technologies could be determined to be BACT on a project by project basis. In the near term, one option appears to be energy efficiency maximization.

Legal challenges to the EPA's regulation of GHG emissions, including the Tailoring Rule, have been filed and are awaiting judicial determination. Comments to the Permitting Guidance were also submitted and may be addressed by EPA in the form of revised guidance documents.

We cannot predict the nature or timing of any additional GHG legislation or regulation. Although we are unable to predict the compliance costs we might incur, the costs could have a material impact on our financial results.

Research and Study Initiatives. We participate in several research and study initiatives aimed at mitigating the potential impact of carbon emissions regulation on our business. Initiatives include assessment of carbon emissions impacts through the use of renewable energy. In developing strategies for our comprehensive approach to reducing our carbon emissions, we participate in and fund organizations and studies.

We participate in the Electric Power Research Institute's CoalFleet for Tomorrow program, which reviews advanced clean coal generation and carbon capture research and assessment. Similarly we participate as a North Dakota Lignite Interest member of the Canadian Clean Power Coalition. The CoalFleet for Tomorrow program also reviews advanced clean coal technologies focusing on lower rank sub-bituminous and lignite fuel energy conversion technologies and carbon control options. Our participation provides Minnesota Power the ability to assess what technologies will best fit the economic fuels that are available in our region and when they may be available.

We also participate in research through the Plains CO_2 Reduction Partnership (PCOR). PCOR is looking at CO_2 capture technology through research conducted at the Energy and Environmental Research Center, University of North Dakota. Minnesota Power is a partner, along with a number of other utilities, technology providers, and consultants, to further research on CO_2 capture techniques, operational issues and costs. The partnership is funded by the members as well as the Department of Energy.

We cannot predict whether our participation in any of these activities will result in a benefit to ALLETE or impact the future financial position or results of operations of the Company.

Water. The Federal Water Pollution Control Act requires NPDES permits to be obtained from the EPA (or, when delegated, from individual state pollution control agencies) for any wastewater discharged into navigable waters. We have obtained all necessary NPDES permits, including NPDES storm water permits for applicable facilities, to conduct our operations. We are in material compliance with these permits.

Solid and Hazardous Waste. The Resource Conservation and Recovery Act of 1976 regulates the management and disposal of solid and hazardous wastes. We are required to notify the EPA of hazardous waste activity and, consequently, routinely submit the necessary reports to the EPA. The Toxic Substances Control Act regulates the management and disposal of materials containing polychlorinated biphenyl (PCB). In response to the EPA Region V's request for utilities to participate in the Great Lakes Initiative by voluntarily removing remaining PCB inventories, Minnesota Power is in the process of voluntarily replacing its remaining PCB capacitor banks. Known PCB-contaminated oil in substation equipment was replaced by June 2007. We are in material compliance with these rules.

Coal Ash Management Facilities. Minnesota Power generates coal ash at all five of its steam electric stations. Two facilities store ash in onsite impoundments (ash ponds) with engineered liners and containment dikes. Another facility stores dry ash in a landfill with an engineered liner and leachate collection system. Two facilities generate a combined wood and coal ash that is either land applied as an approved beneficial use, or trucked to state permitted landfills. On June 18, 2010, the EPA proposed regulations for coal combustion residuals generated by the electric utility sector. The proposal sought comments on three general regulatory classifications for coal ash. Public comments were submitted to the EPA in November 2010. We are unable to predict the compliance costs we might incur; however, there is the possibility they could have a material impact.

Manufactured Gas Plant Site. We are reviewing and addressing environmental conditions at a former manufactured gas plant site within the City of Superior, Wisconsin, and formerly operated by SWL&P. We have been working with the WDNR to determine the extent of contamination and the remediation of contaminated locations. At December 31, 2010, we have a $0.5 million liability for this site, and a corresponding regulatory asset as we expect recovery of remediation costs to be allowed by the PSCW.

Environmental Matters (Continued)

Employees

At December 31, 2010, ALLETE had 1,465 employees, of which 1,401 were full-time.

Minnesota Power and SWL&P had an aggregate 596 employees who are members of the IBEW Local 31. Throughout 2009, Minnesota Power, SWL&P and IBEW Local 31 worked towards settling new contracts to replace those which expired on January 31, 2009. Final resolution of the union contracts for Minnesota Power and SWL&P occurred in January and March 2010, respectively. Both agreements were retroactive to February 1, 2009, and were to expire on January 31, 2012. In December 2010, the current agreements were extended through January 31, 2014.

BNI Coal had 141 employees, of which 105 are members of the IBEW Local 1593. BNI Coal and IBEW Local 1593 have a labor agreement which expires on March 31, 2011. BNI Coal and the IBEW Local 1593 have a good working relationship and management anticipates negotiation with no disruption of service.

Availability of Information

ALLETE makes its SEC filings, including its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, available free of charge on ALLETE's website www.allete.com, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC.

Executive Officers of the Registrant

As of February 16, 2011, these are the executive officers of ALLETE:

Executive Officers	Initial Effective Date
Alan R. Hodnik, Age 51	
President and Chief Executive Officer – ALLETE	May 1, 2010
President – ALLETE	May 1, 2009
Chief Operating Officer – Minnesota Power	May 8, 2007
Senior Vice President – Minnesota Power Operations	September 22, 2006
Vice President – Minnesota Power Generation	May 1, 2005
Robert J. Adams, Age 48	
Vice President – Business Development and Chief Risk Officer	May 13, 2008
Vice President – Utility Business Development	February 1, 2004
Deborah A. Amberg, Age 45	
Senior Vice President, General Counsel and Secretary	January 1, 2006
Vice President, General Counsel and Secretary	March 8, 2004
Steven Q. DeVinck, Age 51	
Controller and Vice President – Business Support	December 5, 2009
Controller	July 12, 2006
David J. McMillan, Age 49	
Senior Vice President - Marketing, Regulatory and Public Affairs – ALLETE	January 1, 2006
Executive Vice President - Minnesota Power	January 1, 2006
Senior Vice President - Marketing and Public Affairs – ALLETE	October 2, 2003
Mark A. Schober, Age 55	
Senior Vice President and Chief Financial Officer	July 1, 2006
Senior Vice President and Controller	February 1, 2004
Donald W. Stellmaker, Age 53	
Treasurer	July 24, 2004

All of the executive officers have been employed by us for more than five years in executive or management positions. Prior to election to the positions shown above, the following executive held other positions with the Company during the past five years:

Mr. DeVinck was Director of Nonutility Business Development, and Assistant Controller.

There are no family relationships between any of the executive officers. All officers and directors are elected or appointed annually.

The present term of office of the executive officers listed above extends to the first meeting of our Board of Directors after the next annual meeting of shareholders. Both meetings are scheduled for May 10, 2011.

Item 1A. Risk Factors

The factors discussed below, as well as other information set forth in this Form 10-K, which could materially affect our business, financial condition and results of operations should be carefully considered. The risks and uncertainties described below are not the only ones facing our Company. Additional risks and uncertainties that we are not presently aware of, or that we currently consider immaterial, may also affect our business operations. Our business, financial condition or results of operations could suffer if the concerns set forth below are realized.

Our results of operations could be negatively impacted if our Large Power Customers experience an economic down cycle or fail to compete effectively in the global economy.

Our ten Large Power Customers accounted for approximately 31 percent of our 2010 consolidated operating revenue (23 percent in 2009; 36 percent in 2008). One of these customers accounted for 12.5 percent of consolidated revenue in 2010 (8.0 percent in 2009; 12.5 percent in 2008). These customers are involved in cyclical industries that by their nature are adversely impacted by economic downturns and are subject to strong competition in the global marketplace. An economic downturn or failure to compete effectively in the global economy could have a material adverse effect on their operations and, consequently, could negatively impact our results of operations if we are unable to remarket at similar prices the energy that would otherwise have been sold to such Large Power Customers.

Our operations are subject to extensive governmental regulations that may have a negative impact on our business and results of operations.

We are subject to prevailing governmental policies and regulatory actions, including those of the United States Congress, state legislatures, the FERC, the MPUC, the PSCW, the NDPSC and the EPA. These governmental regulations relate to allowed rates of return, financings, industry rate and cost structure, acquisition and disposal of assets and facilities, construction and operation of generation, transmission and distribution facilities (including the ongoing maintenance and reliable operation of such facilities under established reliability standards), recovery of purchased power and capital investments, and present or prospective wholesale and retail competition. The Company must also comply with permits, licenses and any other authorizations as issued by local, state and federal agencies. These governmental regulations significantly influence our operating environment and may affect our ability to recover costs from our customers. We are required to have numerous permits, approvals and certificates from the agencies that regulate our business. We believe the necessary permits, approvals and certificates have been obtained for existing operations and that our business is conducted in accordance with applicable laws; however, we are unable to predict the impact on our operating results from the future regulatory activities of any of these agencies. Changes in regulations or the imposition of additional regulations could have an adverse impact on our results of operations.

Our ability to obtain rate adjustments to maintain current rates of return depends upon regulatory action under applicable statutes and regulations, and we cannot provide assurance that rate adjustments will be obtained or current authorized rates of return on capital will be earned. Minnesota Power and SWL&P from time to time file rate cases with, or otherwise seek cost recovery authorization from, federal and state regulatory authorities. If Minnesota Power and SWL&P do not receive an adequate amount of rate relief in rate cases, if rates are reduced, if increased rates are not approved on a timely basis or costs are otherwise unable to be recovered through rates, or if cost recovery is not achieved at the requested level, we may experience an adverse impact on our financial condition, results of operations and cash flows. We are unable to predict the impact on our business and operations results from future regulatory activities of any of these agencies.

Our operations could be adversely impacted by emissions of GHG that are linked to global climate change.

The scientific community generally accepts that emissions of GHGs are linked to global climate change. Climate change creates physical and financial risk. These physical risks could include, but are not limited to, increased or decreased precipitation and water levels in lakes and rivers; increased temperatures; and the intensity and frequency of extreme weather events. These all have the potential to affect the Company's business and operations.

Our operations could be adversely impacted by initiatives designed to reduce the impact of GHG emissions such as CO_2 from our generating facilities.

Proposals for voluntary initiatives and mandatory controls to reduce GHGs such as CO_2, a by-product of burning fossil fuels, are being discussed within Minnesota, among a group of Midwestern states that includes Minnesota, in the United States Congress and worldwide. We currently use coal as the primary fuel in 95 percent of the energy produced by our generating facilities.

There is significant uncertainty regarding whether new laws or regulations will be adopted to reduce GHGs and what effect any such laws or regulations would have on us. If any new laws or regulations are implemented, they could have a material effect on our results of operations, particularly if implementation costs are not fully recoverable from customers.

The cost of environmental emission allowances could have a negative financial impact on our operations.

Minnesota Power is subject to numerous environmental laws and regulations which cap emissions and could require us to purchase environmental emissions allowances to be in compliance. The laws and regulations expose us to emission allowance price fluctuations which could increase our cost of operations. We are unable to predict the emission allowance pricing, regulatory recovery or ratepayer impact of these costs.

Our operations pose certain environmental risks which could adversely affect our results of operations and financial condition.

We are subject to extensive environmental laws and regulations affecting many aspects of our present and future operations, including air quality, water quality, waste management, reclamation, hazardous wastes and natural resources. These laws and regulations can result in increased capital, operating and other costs, as a result of compliance, remediation, containment and monitoring obligations, particularly with regard to laws relating to power plant emissions.

The laws could, among other things, restrict the output of some existing facilities, limit the use of some fuels required for the production of electricity, require additional pollution control equipment and otherwise increase costs and lead to other environmental considerations.

These laws and regulations generally require us to obtain and comply with a wide variety of environmental licenses, permits, inspections and other approvals. Both public officials and private individuals may seek to enforce applicable environmental laws and regulations. We cannot predict the financial or operational outcome of any related litigation that may arise.

There are no assurances that existing environmental regulations will not be revised or that new regulations seeking to protect the environment will not be adopted or become applicable to us. Revised or additional regulations which result in increased compliance costs or additional operating restrictions, particularly if those costs are not fully recoverable from customers, could have a material effect on our results of operations.

We cannot predict with certainty the amount or timing of all future expenditures related to environmental matters because of the difficulty of estimating such costs. There is also uncertainty in quantifying liabilities under environmental laws that impose joint and several liability on all potentially responsible parties. Violations of certain statutes, rules and regulations could expose ALLETE to third party disputes and potentially significant monetary penalties, as well as other sanctions for non-compliance.

We rely on access to financing sources and capital markets. If we do not have access to sufficient capital in the amount and at the times needed, our ability to execute our business plans, make capital expenditures or pursue acquisitions that we may otherwise rely on for future growth could be impaired.

We rely on access to capital markets as sources of liquidity for capital requirements not satisfied by our cash flow from operations. If we are not able to access capital on satisfactory terms, the ability to implement our business plans may be adversely affected. Market disruptions or a downgrade of our credit ratings may increase the cost of borrowing or adversely affect our ability to access financial markets. Such disruptions could include a severe prolonged economic downturn, the bankruptcy of non-affiliated industry leaders in the same line of business or financial services sector, deterioration in capital market conditions, or volatility in commodity prices.

The operation and maintenance of our generating facilities involve risks that could significantly increase the cost of doing business.

The operation of generating facilities involves many risks, including start-up operations risks, breakdown or failure of facilities, the dependence on a specific fuel source, failures in the supply availability or transportation of fuel, or the impact of unusual or adverse weather conditions or other natural events, as well as the risk of performance below expected levels of output or efficiency, the occurrence of any of which could result in lost revenue, increased expenses or both. A significant portion of Minnesota Power's facilities were constructed many years ago. In particular, older generating equipment, even if maintained in accordance with good engineering practices, may require significant capital expenditures to keep operating at peak efficiency. This equipment is also likely to require periodic upgrading and improvements due to changing environmental standards and technological advances. Minnesota Power could be subject to costs associated with any unexpected failure to produce power, including failure caused by breakdown or forced outage, as well as repairing damage to facilities due to storms, natural disasters, wars, terrorist acts and other catastrophic events. Further, our ability to successfully and timely complete capital improvements to existing facilities or other capital projects is contingent upon many variables and subject to substantial risks. Should any such efforts be unsuccessful, we could be subject to additional costs and/or the write-off of our investment in the project or improvement.

Our electrical generating operations must have adequate and reliable transmission and distribution facilities to deliver electricity to our customers.

Minnesota Power depends on transmission and distribution facilities owned by other utilities, and transmission facilities primarily operated by MISO, as well as its own such facilities, to deliver the electricity we produce and sell to our customers, and to other energy suppliers. If transmission capacity is inadequate, our ability to sell and deliver electricity may be hindered. We may have to forego sales or we may have to buy more expensive wholesale electricity that is available in the capacity-constrained area. In addition, any infrastructure failure that interrupts or impairs delivery of electricity to our customers could negatively impact the satisfaction of our customers with our service.

The price of electricity and fuel may be volatile.

Volatility in market prices for electricity and fuel may result from:

- severe or unexpected weather conditions;
- seasonality;
- changes in electricity usage;
- transmission or transportation constraints, inoperability or inefficiencies;
- availability of competitively priced alternative energy sources;
- changes in supply and demand for energy;
- changes in power production capacity;
- outages at Minnesota Power's generating facilities or those of our competitors;
- changes in production and storage levels of natural gas, lignite, coal, crude oil and refined products;
- natural disasters, wars, sabotage, terrorist acts or other catastrophic events; and
- federal, state, local and foreign energy, environmental, or other regulation and legislation.

Since fluctuations in fuel expense related to our regulated utility operations are passed on to customers through our fuel clause, risk of volatility in market prices for fuel and electricity mainly impacts our sales to Other Power Suppliers.

We are dependent on a qualified workforce and good labor relations.

The success of our business heavily depends on the leadership of our executive officers and key employees to implement our business strategy. The inability to maintain a qualified workforce including, but not limited to, executives, key employees and employees with specialized skills, may negatively affect our ability to service our existing or new customers, or successfully manage our business or achieve our business objectives. Personnel costs may increase due to competitive pressures or terms of collective bargaining agreements with union employees. We believe we have good relations with our members of the IBEW Local 31 and IBEW Local 1593, and have contracts in place through January 31, 2014, and March 31, 2011, respectively.

Market performance and other changes could decrease the value of pension and postretirement health benefit plan assets, which then could require significant additional funding and increase annual expense.

The performance of the capital markets affects the values of the assets that are held in trust to satisfy future obligations under our pension and postretirement benefit plans. We have significant obligations to these plans and the Company holds significant assets in these trusts. These assets are subject to market fluctuations and will yield uncertain returns, which may fall below our projected rates of return. A decline in the market value of the pension and postretirement benefit plan assets will increase the funding requirements under our benefit plans if the actual asset returns do not recover. Additionally, our pension and postretirement benefit plan liabilities are sensitive to changes in interest rates. As interest rates decrease, the liabilities increase, potentially increasing benefit expense and funding requirements. Our pension and postretirement health care costs are generally recoverable in our electric rates as allowed by our regulators. However, there is no certainty that regulators will continue to allow recovery of these rising costs in the future.

Emerging technologies or cyber attacks may adversely affect our business operations.

While the pace of technology development has been increasing, the basic concept upon which our business model is based of how energy is produced, sold and delivered has remained essentially unchanged. The development of new commercially viable technology in areas such as distributed generation, energy storage and energy conservation could fundamentally change demand for our current products and services. A security breach of our information systems could subject us to financial harm associated with theft or inappropriate release of certain types of information, including, but not limited to, customer or system operating information. Cyber attacks could affect our operations and subject us to financial harm.

Risk Factors (Continued)

The current downturn in economic conditions may adversely affect our strategy to sell our Florida real estate.

ALLETE intends to sell its Florida land assets at reasonable prices over time or in bulk transactions when opportunities arise. However, if weak market conditions continue for an extended period of time, the impact on our future operations would be the continuation of little to no sales while still incurring operating expenses such as community development district assessments and property taxes. This could result in annual net operating losses similar to 2010. Additionally, because of the current real estate market conditions in Florida, we cannot predict when we will be able to sell these assets at prices we find to be reasonable.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Properties are included in the discussion of our businesses in Item 1 and are incorporated by reference herein.

Item 3. Legal Proceedings

Material legal and regulatory proceedings are included in the discussion of our businesses in Item 1 and are incorporated by reference herein.

In January 2011, the Company was named as a defendant in a lawsuit in the Sixth Judicial District for the State of Minnesota by one of our customer's, United Taconite, LLC, property and business interruption insurers. In October 2006, United Taconite experienced a fire as a result of the failure of certain electrical protective equipment. The equipment at issue in the incident was not owned, designed, or installed by Minnesota Power, but Minnesota Power had provided testing and calibration services related to the equipment. The lawsuit alleges approximately $20 million in damages related to the fire. The Company believes that it has strong defenses to the lawsuit and intends to vigorously assert such defenses. An expense related to any damages that may result from the lawsuit has not been recorded as of December 31, 2010, because a potential loss is not currently probable or reasonably estimable; however, the Company believes it has adequate insurance coverage for potential loss.

We are involved in litigation arising in the normal course of business. Also in the normal course of business, we are involved in tax, regulatory and other governmental audits, inspections, investigations and other proceedings that involve state and federal taxes, safety, compliance with regulations, rate base and cost of service issues, among other things. We do not expect the outcome of these matters to have a material effect on our financial position, results of operations or cash flows.

Item 4. Removed and Reserved

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is listed on the NYSE under the symbol ALE. We have paid dividends, without interruption, on our common stock since 1948. A quarterly dividend of $0.445 per share on our common stock will be paid on March 1, 2011, to the holders of record on February 15, 2011.

The following table shows dividends declared per share, and the high and low prices for our common stock for the periods indicated as reported by the NYSE:

	2010			2009		
	Price Range		Dividends	Price Range		Dividends
Quarter	High	Low	Declared	High	Low	Declared
First	$34.00	$29.99	$0.44	$33.27	$23.35	$0.44
Second	37.87	32.90	0.44	29.14	24.45	0.44
Third	37.75	33.16	0.44	34.57	27.75	0.44
Fourth	37.95	34.81	0.44	35.29	32.23	0.44
Annual Total			$1.76			$1.76

At February 1, 2011, there were approximately 28,000 common stock shareholders of record.

Common Stock Repurchases. During the fourth quarter of 2010, approximately 118,000 shares of ALLETE common stock were purchased on the open market and subsequently reissued under our Invest Direct program.

Item 6. Selected Financial Data

	2010	2009	2008	2007	2006
Millions					
Operating Revenue	$907.0	$759.1	$801.0	$841.7	$767.1
Operating Expenses	771.2	653.1	679.2	710.0	628.8
Income from Continuing Operations Before Non-Controlling Interest – Net of Tax	74.8	60.7	83.0	89.5	81.9
Income (Loss) from Discontinued Operations – Net of Tax	–	–	–	–	(0.9)
Net Income	74.8	60.7	83.0	89.5	81.0
Less: Non-Controlling Interest in Subsidiaries	(0.5)	(0.3)	0.5	1.9	4.6
Net Income Attributable to ALLETE	75.3	61.0	82.5	87.6	76.4
Common Stock Dividends	60.8	56.5	50.4	44.3	40.7
Earnings Retained in Business	$14.5	$4.5	$32.1	$43.3	$35.7
Shares Outstanding – Millions					
Year-End	35.8	35.2	32.6	30.8	30.4
Average *(a)*					
Basic	34.2	32.2	29.2	28.3	27.8
Diluted	34.3	32.2	29.3	28.4	27.9
Diluted Earnings (Loss) Per Share					
Continuing Operations	$2.19	$1.89	$2.82	$3.08	$2.77
Discontinued Operations *(b)*	–	–	–	–	(0.03)
Total Diluted Earnings (Loss) Per Share	$2.19	$1.89	$2.82	$3.08	$2.74
Total Assets	$2,574.9	$2,393.1	$2,134.8	$1,644.2	$1,533.4
Long-Term Debt	771.6	695.8	588.3	410.9	359.8
Return on Common Equity	7.8%	6.9%	10.7%	12.4%	12.1%
Common Equity Ratio	56%	57%	58%	64%	63%
Dividends Declared per Common Share	$1.76	$1.76	$1.72	$1.64	$1.45
Dividend Payout Ratio	81%	93%	61%	53%	53%
Book Value Per Share at Year-End	$27.25	$26.39	$25.37	$24.11	$21.90
Capital Expenditures by Segment					
Regulated Operations	$256.4	$299.2	$317.0	$220.6	$107.5
Investments and Other	3.6	4.5	5.9	3.3	1.9
Total Capital Expenditures	$260.0	$303.7	$322.9	$223.9	$109.4

(a) Excludes unallocated ESOP shares.

(b) Operating results of our Water Services businesses are included in discontinued operations, and accordingly, amounts have been restated for 2006.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our consolidated financial statements and notes to those statements and the other financial information appearing elsewhere in this report. In addition to historical information, the following discussion and other parts of this report contain forward-looking information that involves risks and uncertainties. Readers are cautioned that forward-looking statements should be read in conjunction with our disclosures in this Form 10-K under the headings: "Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995" located on page 5 and "Risk Factors" located in Item 1A. The risks and uncertainties described in this Form 10-K are not the only ones facing our Company. Additional risks and uncertainties that we are not presently aware of, or that we currently consider immaterial, may also affect our business operations. Our business, financial condition or results of operations could suffer if the concerns set forth in this Form 10-K are realized.

Overview

Regulated Operations includes our regulated utilities, Minnesota Power and SWL&P, as well as our investment in ATC, a Wisconsin-based regulated utility that owns and maintains electric transmission assets in parts of Wisconsin, Michigan, Minnesota and Illinois. Minnesota Power provides regulated utility electric service in northeastern Minnesota to 146,000 retail customers and wholesale electric service to 16 municipalities. Minnesota Power also provides regulated utility electric service to 1 private utility in Wisconsin. SWL&P provides regulated electric, natural gas and water service in northwestern Wisconsin to 15,000 electric customers, 12,000 natural gas customers and 10,000 water customers. Our regulated utility operations include retail and wholesale activities under the jurisdiction of state and federal regulatory authorities. (See Item 1. Business – Regulated Operations – Regulatory Matters.)

Investments and Other is comprised primarily of BNI Coal, our coal mining operations in North Dakota, and ALLETE Properties, our Florida real estate investment. This segment also includes a small amount of non-rate base generation, approximately 7,000 acres of land available-for-sale in Minnesota, and earnings on cash and investments.

ALLETE is incorporated under the laws of Minnesota. Our corporate headquarters are in Duluth, Minnesota. Statistical information is presented as of December 31, 2010, unless otherwise indicated. All subsidiaries are wholly owned unless otherwise specifically indicated. References in this report to "we," "us" and "our" are to ALLETE and its subsidiaries, collectively.

2010 Financial Overview

The following net income discussion summarizes a comparison of the year ended December 31, 2010, to the year ended December 31, 2009.

Net income attributable to ALLETE for 2010 was $75.3 million, or $2.19 per diluted share, compared to $61.0 million, or $1.89 per diluted share, for 2009. Net income for 2010 was reduced by $4.0 million, or $0.12 per share, due to the elimination of the deduction for expenses reimbursed under Medicare Part D. Net income for 2009 was reduced by a $4.9 million, or $0.15 per share, after-tax charge for the accrual of retail rate refunds related to 2008. Earnings per diluted share decreased $0.14 compared to 2009 as a result of additional shares of common stock outstanding in 2010. (See Note 11. Common Stock and Earnings Per Share.)

Regulated Operations net income attributable to ALLETE was $79.8 million in 2010 compared to $65.9 million in 2009. In 2009, net income was reduced by a $4.9 million after-tax charge for the accrual of retail rate refunds related to 2008. The increase in 2010 is attributable to higher MPUC-approved retail rates (subject to final order), increased sales to our Large Power Customers, and increased transmission-related margins. In addition, 2010 reflected an increase of $0.3 million in after-tax earnings from our investment in ATC over 2009. These increases were significantly offset by higher operating and maintenance, depreciation, interest and income tax expenses. Also included in the fourth quarter of 2010 was a $3.4 million after-tax charge for the write-off of a deferred fuel clause regulatory asset related to the 2008 rate case. Income tax expense included a $3.6 million charge resulting from the elimination of the deduction for expenses reimbursed under Medicare Part D.

Investments and Other reflected a net loss attributable to ALLETE of $4.5 million in 2010 compared to a $4.9 million net loss in 2009. The decrease in net loss was primarily due to lower equity losses on investments of $2.6 million and an income tax benefit (including interest) resulting from the completion of a state income tax audit of $1.1 million. These items were partially offset by the transfer of a small generating facility to our Regulated Operations in November 2009. Income tax expense also included a $0.4 million charge resulting from the elimination of the deduction for expenses reimbursed under Medicare Part D. In 2010, ALLETE Properties recorded a net loss of $4.8 million compared to a net loss of $4.7 million in 2009.

2010 Compared to 2009

(See Note 2. Business Segments for financial results by segment.)

Regulated Operations

Operating revenue increased $153.7 million, or 23 percent, from 2009 due to higher MPUC-approved retail rates (subject to final order) and the absence of an accrual for prior year retail rate refunds related to our 2008 retail rate case. Also contributing to increased revenue were higher transmission revenues, higher fuel and purchased power recoveries, and increased sales to retail and municipal customers. These increases were partially offset by lower sales to Other Power Suppliers.

Interim retail rates authorized by the MPUC in December 2009 and effective January 1, 2010, resulted in an increase of approximately $52 million. (See Note 5. Regulatory Matters.)

Retail rate refunds related to 2008 resulting from the 2009 MPUC Order were recorded in 2009 and resulted in a reduction in 2009 revenues of $7.6 million.

Transmission revenues increased $24.3 million from 2009 primarily due to revenues related to the 250 kV DC transmission line purchased from Square Butte on December 31, 2009. (See Note 10. Commitments, Guarantees and Contingencies.)

Higher fuel and purchased power recoveries, along with an increase in retail and municipal kilowatt-hour sales, combined for a total revenue increase of $115.5 million. Fuel and purchased power recoveries increased due to an increase in fuel and purchased power expense. (See Fuel and Purchased Power Expense.)

The increase in kilowatt-hour sales to retail and municipal customers has been partially offset by decreased revenue from marketing power to Other Power Suppliers, which decreased $50.3 million in 2010. Sales to Other Power Suppliers are sold at market-based prices into the MISO market on a daily basis or through bilateral agreements of various durations.

Total kilowatt-hour sales to retail and municipal customers increased 29.1 percent from 2009 primarily due to an increase in sales to our taconite customers. Increased revenue from industrial sales was partially offset by a 32.3 percent decrease in kilowatt-hour sales to Other Power Suppliers.

Kilowatt-hours Sold	2010	2009	Quantity Variance	% Variance
Millions				
Regulated Utility				
Retail and Municipals				
Residential	1,150	1,164	(14)	(1.2) %
Commercial	1,433	1,420	13	0.9 %
Industrial	6,804	4,475	2,329	52.0 %
Municipals	1,006	992	14	1.4 %
Total Retail and Municipals	10,393	8,051	2,342	29.1 %
Other Power Suppliers	2,745	4,056	(1,311)	(32.3) %
Total Regulated Utility Kilowatt-hours Sold	13,138	12,107	1,031	8.5 %

Revenue from electric sales to taconite customers accounted for 24 percent of consolidated operating revenue in 2010 (15 percent in 2009). The increase in revenue from our taconite customers was partially offset by a decrease in revenue from electric sales to Other Power Suppliers, which accounted for 12 percent of consolidated operating revenue in 2010 (20 percent in 2009). Revenue from electric sales to paper and pulp mills accounted for 9 percent of consolidated operating revenue in 2010 (9 percent in 2009). Revenue from electric sales to pipelines and other industrials accounted for 6 percent of consolidated operating revenue in 2010 (7 percent in 2009).

Operating expenses increased $118.0 million, or 21 percent, from 2009.

Fuel and Purchased Power Expense increased $45.6 million, or 16 percent, from 2009. The increase is partially due to higher fuel costs of $18.6 million resulting from a 10 percent increase in coal generation at our facilities and higher coal prices and related transportation. Purchased power expense also increased $19.1 million reflecting increased kilowatt-hour purchases partially offset by lower market prices. Also included in the fourth quarter of 2010 was a $5.4 million charge for the write-off of a deferred fuel clause regulatory asset related to the 2008 rate case, which was determined to be no longer probable of recovery in future utility rates. In 2009, Minnesota Power's coal generating fleet produced fewer kilowatt-hours of electricity due to planned outages to implement environmental retrofits and to respond to decreased demand from our taconite customers.

2010 Compared to 2009 (Continued)
Regulated Operations (Continued)

Operating and Maintenance Expense increased $56.5 million, or 24 percent, from 2009 reflecting additional MISO expenses of $17.3 million relating to the 250 kV DC transmission line purchased from Square Butte on December 31, 2009, higher plant outage and maintenance of $10.2 million, higher environmental reagent expenses of $6.1 million, increased labor and employee benefit costs of $11.0 million and increased property taxes of $3.0 million due to more taxable plant.

Depreciation Expense increased $15.9 million, or 26 percent, from 2009 reflecting higher property, plant, and equipment placed in service.

Interest expense increased $4.0 million, or 14 percent, from 2009 primarily due to additional long-term debt issued to fund new capital investments and for general corporate purposes.

Income tax expense increased $16.2 million, or 46 percent, from 2009 primarily due to higher pretax income and a non-recurring income tax charge of $3.6 million from the deduction of expenses reimbursed under Medicare Part D.

Investments and Other

Operating revenue decreased $5.8 million, or 8 percent, from 2009 primarily due to a $4.8 million decrease in revenue from non-regulated generation. This decrease was primarily the result of the transfer of a small generating facility to Regulated Operations in November 2009. This decrease was partially offset by a $1.3 million increase in revenue at BNI Coal, which operates under a cost-plus contract and recorded higher sales revenue as a result of higher expenses in 2010. (See Operating Expense.)

Revenue at ALLETE Properties decreased $1.8 million from 2009 primarily due to lack of land sales during 2010. This was due to the continued lack of demand for our properties as a result of poor real estate market conditions in Florida. During 2009, ALLETE Properties sold approximately 35 acres of property located outside of its three main development projects for $3.8 million.

ALLETE Properties	**2010**		**2009**	
Revenue and Sales Activity	**Quantity**	**Amount**	**Quantity**	**Amount**
Dollars in Millions				
Revenue from Land Sales				
Acres *(a)*	–	–	35	$3.8
Revenue from Land Sales *(b)*		–		3.8
Other Revenue *(c)*		$2.2		0.2
Total ALLETE Properties Revenue		$2.2		$4.0

(a) Acreage amounts are shown on a gross basis, including wetlands and non-controlling interest.
(b) Reflects total contract sales price on closed land transactions. Land sales are recorded using a percentage-of-completion method.
(c) Other Revenue includes a $0.7 million pretax gain in 2010 due to the return of seller-financed property from an entity which filed for voluntary Chapter 11 bankruptcy in June 2009. Also included in 2010 were $0.3 million of forfeited deposits and $0.3 million related to a lawsuit settlement.

Operating expenses increased $0.1 million from 2009 reflecting higher expenses at BNI Coal of $1.8 million primarily due to higher diesel fuel costs in 2010 which were recovered through the cost-plus contract (See Operating Revenue) and higher donation expenses of $1.5 million. These increases were mostly offset by lower non-regulated generation expenses of $2.2 million primarily due to the transfer of a small generating facility to Regulated Operations in November 2009, and decreased expenses at ALLETE Properties of $2.0 million due to reductions in the cost of land sold and general and administrative expenses.

Other income increased $4.8 million from 2009 primarily due to $4.4 million lower equity losses on investments in 2010.

Income Taxes – Consolidated

For the year ended December 31, 2010, the effective tax rate was 37.2 percent (33.7 percent for the year ended December 31, 2009). Excluding additional tax expense recorded as a result of the elimination of the deduction for expenses reimbursed under Medicare Part D, the 2010 effective tax rate was 33.8 percent. The effective tax rate deviated from the statutory rate (approximately 41 percent) by comparable amounts in each period due to deductions for depletion, investment tax credits, and wind production tax credits. The 2009 effective tax rate also included the effect of deductions for expenses reimbursed under Medicare Part D. (See Note 13. Income Tax Expense.)

2009 Compared to 2008

(See Note 2. Business Segments for financial results by segment.)

Regulated Operations

Operating revenue decreased $30.4 million, or 4 percent, from 2008 due to lower fuel and purchased power recoveries, lower retail and municipal kilowatt-hour sales, lower natural gas revenue at SWL&P, and the accrual of prior year retail rate refunds related to our 2008 retail rate case. These decreases were partially offset by higher sales to Other Power Suppliers, higher FERC-approved wholesale rates and increased revenue from MPUC-approved current cost recovery riders.

Lower fuel and purchased power recoveries along with a decrease in retail and municipal kilowatt-hour sales combined for a total revenue reduction of $116.2 million. Fuel and purchased power recoveries decreased due to a reduction in fuel and purchased power expense. (See Fuel and Purchased Power Expense.) Total kilowatt-hour sales to retail and municipal customers decreased 26 percent from 2008 primarily due to idled production lines and temporary closures at some of our taconite customers' plants.

Natural gas revenue at SWL&P was lower by $7.8 million due to a 27 percent decrease in the price of natural gas and a 9 percent decline in sales. Natural gas revenue is primarily a flow-through of the natural gas costs. (See Operating and Maintenance Expense.)

Prior year retail rate refunds resulting from the 2009 MPUC Order and August 2009 Reconsideration Order were recorded in 2009 and resulted in a reduction in revenues of $7.6 million.

The decrease in kilowatt-hour sales to retail and municipal customers has been partially offset by revenue from marketing the power to Other Power Suppliers, which increased $77.2 million in 2009. Sales to Other Power Suppliers are sold at market-based prices into the MISO market on a daily basis or through bilateral agreements of various durations.

Higher rates from the March 1, 2008, and February 1, 2009, FERC-approved wholesale rate increases for our municipal customers increased revenue by $13.2 million.

MPUC-approved current cost recovery rider revenue increased $10.4 million in 2009 from 2008 primarily due to increased capital expenditures related to our Boswell Unit 3 emission reduction plan.

Kilowatt-hours Sold	2009	2008	Quantity Variance	% Variance
Millions				
Regulated Utility				
Retail and Municipals				
Residential	1,164	1,172	(8)	(0.7)%
Commercial	1,420	1,454	(34)	(2.3)%
Industrial	4,475	7,192	(2,717)	(37.8)%
Municipals	992	1,002	(10)	(1.0)%
Total Retail and Municipals	8,051	10,820	(2,769)	(25.6)%
Other Power Suppliers	4,056	1,800	2,256	125.3%
Total Regulated Utility Kilowatt-hours Sold	12,107	12,620	(513)	(4.1)%

Revenue from electric sales to taconite customers accounted for 15 percent of consolidated operating revenue in 2009 (26 percent in 2008). The decrease in revenue from our taconite customers was partially offset by revenue from electric sales to Other Power Suppliers, which accounted for 20 percent of consolidated operating revenue in 2009 (10 percent in 2008). Revenue from electric sales to paper and pulp mills accounted for 9 percent of consolidated operating revenue in 2009 (9 percent in 2008). Revenue from electric sales to pipelines and other industrials accounted for 7 percent of consolidated operating revenue in 2009 (7 percent in 2008).

Operating expenses decreased $20.1 million, or 3 percent, from 2008.

Fuel and Purchased Power Expense decreased $26.1 million, or 9 percent, from 2008 due to decreased power generation attributable to lower kilowatt-hour sales, as well as a reduction in wholesale electricity prices. Minnesota Power's coal generating fleet produced fewer kilowatt-hours of electricity due to planned outages to implement environmental retrofits and to respond to decreased demand from our taconite customers.

Operating and Maintenance Expense decreased $3.5 million from 2008 primarily due to $7.4 million in lower natural gas costs at SWL&P from a decline in the price and quantity of natural gas purchased. This decrease was partially offset by increased salaries and benefits costs, rate case expenses and plant maintenance.

2009 Compared to 2008 (Continued)
Regulated Operations (Continued)

Depreciation Expense increased $9.5 million, or 19 percent, from 2008 reflecting higher property, plant and equipment balances placed in service.

Interest expense increased $4.3 million, or 18 percent, from 2008 primarily due to additional long-term debt issued to fund new capital investments and $0.5 million related to retail rate refunds.

Equity earnings increased $2.2 million, or 14 percent, from 2008 reflecting higher earnings from our increased investment in ATC. (See Note 6. Investment in ATC.)

Investments and Other

Operating revenue decreased $11.5 million, or 13 percent, from 2008 primarily due to a $14.3 million reduction in sales revenue at ALLETE Properties. In 2009, ALLETE Properties sold approximately 35 acres of properties located outside of our three main development projects for $3.8 million; no other sales were made in 2009 due to the continued lack of demand for our properties as a result of poor real estate market conditions in Florida. In 2008, ALLETE Properties sold approximately 219 acres of property located outside of our three main development projects for $6.3 million and recognized $3.7 million of previously deferred revenue under percentage of completion accounting. Revenue at ALLETE Properties in 2008 also included a pretax gain of $4.5 million from the sale of a retail shopping center in Winter Haven, Florida.

ALLETE Properties Revenue and Sales Activity	2009 Quantity	 Amount	2008 Quantity	 Amount
Dollars in Millions				
Revenue from Land Sales				
Acres *(a)*	35	$3.8	219	$6.3
Contract Sales Price *(b)*		3.8		6.3
Revenue Recognized from Previously Deferred Sales		–		3.7
Revenue from Land Sales		3.8		10.0
Other Revenue *(c)*		0.2		8.3
Total ALLETE Properties Revenue		$4.0		$18.3

(a) Acreage amounts are shown on a gross basis, including wetlands and non-controlling interest.
(b) Reflected total contract sales price on closed land transactions. Land sales are recorded using a percentage-of-completion method. (See Note 1. Operations and Significant Accounting Policies.)
(c) Included a $4.5 million pretax gain from the sale of a shopping center in Winter Haven, Florida in 2008.

BNI Coal, which operates under a cost-plus contract, recorded additional revenue of $5.6 million as a result of higher expenses. (See Operating Expenses.)

Operating expenses decreased $6.0 million, or 7 percent, from 2008 reflecting lower fuel costs at our non-regulated generating facilities and decreased expense at ALLETE Properties due to both lower cost of land sold and reductions in general and administrative expenses. Expenses incurred as a result of a planned maintenance outage at a non-regulated generating facility in the third quarter of 2008 also contributed to the decrease in 2009. Partially offsetting these decreases was an increase in expense at BNI Coal due to higher permitting costs relating to mining expansion, a warranty credit in 2008, and dragline repairs in 2009. These costs were recovered through the cost-plus contract. (See Operating Revenue.)

Interest expense increased $3.2 million from 2008 primarily due to a decrease in the proportion of ALLETE interest expense assigned to Minnesota Power. We record interest expense for Minnesota Power regulated operations based on Minnesota Power's authorized capital structure and allocate the balance to Investments and Other. Effective August 1, 2008, the proportion of interest expense assigned to Minnesota Power decreased to reflect the authorized capital structure inherent in interim rates that commenced on that date. Interest expense was also higher in 2009 as 2008 included a $0.6 million reversal of interest expense previously accrued due to the closing of a tax year.

Other income (expense) decreased $16.0 million from 2008 primarily due to a $6.5 million pretax gain realized from the sale of certain available-for-sale securities in the first quarter of 2008, lower earnings on excess cash in 2009 of $1.9 million, and $1.4 million of interest income related to tax benefits recognized in the third quarter of 2008. Losses incurred on emerging technology investments totaled $4.6 million in 2009, and were $3.9 million higher than similar losses recorded in 2008.

2009 Compared to 2008 (Continued)

Income Taxes – Consolidated

For the year ended December 31, 2009, the effective tax rate was 33.7 percent (34.3 percent for the year ended December 31, 2008). The effective tax rate in each period deviated from the statutory rate (approximately 41 percent for 2009) due to deductions for expenses reimbursed under Medicare Part D, AFUDC-Equity, investment tax credits, wind production tax credits, and depletion. In addition, the effective rate for 2009 was impacted by lower pretax income. In 2008, non-recurring tax benefits due to the closing of a tax year and the completion of an IRS review totaled $4.6 million.

Critical Accounting Estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make various estimates and assumptions that affect amounts reported in the consolidated financial statements. These estimates and assumptions may be revised, which may have a material effect on the consolidated financial statements. Actual results may differ from these estimates and assumptions. These policies are discussed with the Audit Committee of our Board of Directors on a regular basis. The following represent the policies we believe are most critical to our business and the understanding of our results of operations.

Regulatory Accounting. Our regulated utility operations are accounted for in accordance with the accounting standards for the effects of certain types of regulation. These standards require us to reflect the effect of regulatory decisions in our financial statements. Regulatory assets or liabilities arise as a result of a difference between GAAP and the accounting treatment for certain items imposed by the regulatory agencies. Regulatory assets represent incurred costs that have been deferred as they are probable for recovery in customer rates. Regulatory liabilities represent obligations to make refunds to customers and amounts collected in rates for which the related costs have not yet been incurred.

The recoverability of regulatory assets is periodically assessed by considering factors such as, but not limited to, changes in regulatory rules and rate orders issued by applicable regulatory agencies. The assumptions and judgments used by regulatory authorities may have an impact on the recovery of costs, the rate of return on invested capital, and the timing and amount of assets to be recovered by rates. A change in these assumptions may result in a material impact on our results of operations. (See Note 5. Regulatory Matters.)

Valuation of Investments. Our long-term investment portfolio includes the real estate assets of ALLETE Properties, debt and equity securities consisting primarily of securities held to fund employee benefits, and other investments. Our policy is to review these investments for impairment on a quarterly basis by assessing such factors as continued commercial viability of products, cash flow and earnings. Our consideration of possible impairment for our real estate assets requires us to make judgments with respect to the current fair values of this real estate. The poor market conditions for real estate in Florida at this time require us to make certain assumptions in the determination of fair values due to the lack of current comparable sales activity. Any impairment would reduce the carrying value of our investments and be recognized as a loss. In 2010 there were $0.8 million of impairment losses recognized ($1.1 million in 2009; none in 2008). (See Note 7. Investments.)

Pension and Postretirement Health and Life Actuarial Assumptions. We account for our pension and postretirement benefit obligations in accordance with the accounting standards for defined benefit pension and other postretirement plans. These standards require the use of assumptions in determining our obligations and annual cost of our pension and postretirement benefits. An important actuarial assumption for pension and other postretirement benefit plans is the expected long-term rate of return on plan assets. In establishing the expected long-term return on plan assets, we take into account the actual long-term historical performance of our plan assets, the actual long-term historical performance for the type of securities we are invested in, and apply the historical performance utilizing the target allocation of our plan assets to forecast an expected long-term return. Our expected rate of return is then selected after considering the results of each of those factors, in addition to considering the impact of current economic conditions, if applicable, on long-term historical returns. Our pension asset allocation at December 31, 2010, was approximately 52 percent equity securities, 29 percent debt, 14 percent private equity, and 5 percent real estate. Our postretirement health and life asset allocation at December 31, 2010, was approximately 58 percent equity securities, 33 percent debt, and 9 percent private equity. Equity securities consist of a mix of market capitalization sizes with domestic and international securities. We currently use an expected long-term rate of return of 8.5 percent in our actuarial determination of our pension and other postretirement expense. We review our expected long-term rate of return assumption annually and will adjust it to respond to any changing market conditions. A one-quarter percent decrease in the expected long-term rate of return would increase the annual expense for pension and other postretirement benefits by approximately $1.3 million, pretax.

Critical Accounting Estimates (Continued)

The discount rate is computed using a yield curve adjusted for ALLETE's projected cash flows to match our plan characteristics. The yield curve is determined using high-quality long-term corporate bond rates at the valuation date. We believe the adjusted discount curve used in this comparison does not materially differ in duration and cash flows from our pension and other postretirement obligation. In 2010, we used a discount rate of 5.81 percent for our actuarial determination of our pension and other postretirement expense. We review our discount rate annually and will adjust it to respond to any changing market conditions. A one-quarter percent decrease in the discount rate would increase the annual expense for pension and other postretirement benefits by approximately $1.8 million, pretax. (See Note 15. Pension and Other Postretirement Benefit Plans.)

Taxation. We are required to make judgments regarding the potential tax effects of various financial transactions and our ongoing operations to estimate our obligations to taxing authorities. These tax obligations include income, real estate and sales/use taxes. Judgments related to income taxes require the recognition in our financial statements of the largest tax benefit of a tax position that is "more-likely-than-not" to be sustained on audit. Tax positions that do not meet the "more-likely-than-not" criteria are reflected as a tax liability in accordance with the accounting standards for uncertainty in income taxes. We record a valuation allowance against our deferred tax assets to the extent it is more-likely-than-not that some portion or all of the deferred tax asset will not be realized.

Outlook

ALLETE is an energy company committed to earning a financial return that rewards our shareholders, allows for reinvestment in our businesses and sustains growth. The company has as a key objective of achieving minimum average EPS growth of 5 percent per year and maintaining a competitive dividend payout. To accomplish this, we intend to take the actions necessary to earn our allowed rate of return in our regulated businesses, while we pursue growth initiatives in renewable energy, transmission and other energy-centric businesses.

We believe that over the long term, less carbon intensive and more sustainable renewable energy sources will play an increasingly important role in our nation's energy mix. We intend to develop additional renewable resources which will be used to meet the renewable supply requirements of our regulated businesses. In addition, we intend to establish a non-regulated renewable business to produce and sell renewable energy to others, subject to securing long-term power purchase agreements prior to construction of facilities. The establishment of a non-regulated renewable business is subject to appropriate MPUC approvals.

For wind development, we will capitalize on our existing presence in North Dakota through BNI Coal, our recently acquired DC transmission line and our Bison 1 and 2 wind projects. Through BNI Coal we have a long-term business presence and established landowner relationships in North Dakota. See Renewable Energy below for more discussion on the DC line acquisition and our Bison 1 and 2 projects.

We also plan to make investments in upper Midwest transmission opportunities that strengthen or enhance the regional transmission grid, or take advantage of our geographical location between sources of renewable energy and end users. Minnesota Power is participating with other regional utilities in making regional transmission investments as a member of the CapX2020 initiative. In addition, we plan to make additional investments to fund our pro rata share of ATC's future capital expansion program. Both the CapX2020 initiative and our investment in ATC are discussed in more detail under Transmission below.

We are also exploring investing in other energy-centric businesses that will complement our non-regulated renewable energy business, or leverage demand trends related to transmission, environmental control or energy efficiency.

ALLETE intends to sell its Florida land assets at reasonable prices, over time or in bulk transactions, and reinvest the proceeds in its growth initiatives. ALLETE Properties does not intend to acquire additional real estate.

Regulated Operations. Minnesota Power's long-term strategy is to maintain its competitively priced production of energy, while complying with environmental permit conditions and renewable requirements, and earn our allowed rate of return. Keeping the production of energy competitive enables Minnesota Power to effectively compete in the wholesale power markets, and minimizes retail rate increases to help maintain the viability of its customers. As part of maintaining cost competitiveness, Minnesota Power intends to reduce its exposure to possible future carbon and GHG legislation by reshaping its generation portfolio, over time, to reduce its reliance on coal. We will monitor and review environmental proposals and may challenge those that add considerable cost with limited environmental benefit. Current economic conditions require a very careful balancing of the benefit of further environmental controls with the impacts of the costs of those controls on our customers as well as on the Company and its competitive position. We will pursue current cost recovery riders to recover environmental and renewable investments, and will work with our legislators and regulators to earn a fair return.

Rates. Entities within our Regulated Operations segment file for periodic rate revisions with the MPUC, the FERC or the PSCW.

2010 Rate Case. On November 2, 2009, Minnesota Power filed an $81 million retail rate increase request to recover the costs of significant investments to ensure current and future system reliability, enhance environmental performance, and bring new renewable energy to northeastern Minnesota. Interim rates were put into effect on January 1, 2010, and were originally estimated to increase revenues by $48.5 million in 2010. In April 2010, we adjusted our initial filing for events that had occurred since November 2009 – primarily increased sales to our industrial customers – resulting in a retail rate increase request of $72 million, a return on equity request of 11.25 percent, and a capital structure consisting of 54.29 percent equity and 45.71 percent debt. As a result of these increased sales, interim rates were approximately $52 million for 2010.

On November 2, 2010, Minnesota Power received a written order from the MPUC approving a retail electric rate increase of approximately $54 million, a 10.38 percent return on common equity and a 54.29 percent equity ratio, subject to reconsideration. In a hearing on January 19, 2011, the MPUC denied all reconsideration requests. It is estimated final rates will be implemented in the second quarter of 2011, after review and acceptance of the required compliance filing. Minnesota Power will continue to collect interim rates from its customers until the new rates go into effect. We expect no interim rate refunds will be issued.

FERC-Approved Wholesale Rates. Minnesota Power's non-affiliated municipal customers consist of 16 municipalities in Minnesota and 1 private utility in Wisconsin. SWL&P, a wholly-owned subsidiary of ALLETE, is also a private utility in Wisconsin and a customer of Minnesota Power. In 2008, Minnesota Power entered into formula-based rate contracts with these customers. The rates included in these contracts are calculated using a cost-based formula methodology that is set at the beginning of the year using estimated costs, and provides for a true-up calculation for actual costs. The estimated true-up is recorded in the current year, then finalized and billed or paid to customers in the following year. The contracts include a termination clause requiring a 3 year notice to terminate. To date, no termination notices have been received. Under the formula-based rates provision, wholesale rates, including the estimate to true-up to actual costs, were comparable in 2010 to 2009, and are projected to be comparable in 2011.

Wisconsin Rates. SWL&P's 2011 retail rates are based on a 2010 PSCW retail rate order, effective January 1, 2011, and allows for a 10.9 percent return on common equity. The new rates reflect a 2.4 percent average increase in retail utility rates for SWL&P customers (a 12.80 percent increase in water rates, a 2.49 percent increase in natural gas rates and a 0.68 percent increase in electric rates). On an annualized basis, the rate increase will generate approximately $2 million in additional revenue.

Industrial Customers. Electric power is one of several key inputs in the taconite mining, paper production, and pipeline industries. In 2010, approximately 52 percent (37 percent in 2009) of our Regulated Utility kilowatt-hour sales were made to our industrial customers, which includes the taconite, paper and pulp, and pipeline industries.

During 2010, the domestic steel industry rebounded from the low levels of production seen in 2009. According to the American Iron and Steel Institute (AISI), United States raw steel production operated at approximately 70 percent of capacity in 2010, up significantly from 2009, which was at approximately 50 percent capacity. Domestic steel demand rebounded for automobiles and durable goods, while structural and construction steel products were still down. Annual taconite production in Minnesota rebounded from the 18 million tons produced in 2009 to approximately 36 million tons in 2010 (40 million tons in 2008).

Projections from the AISI translate to U.S. steel production levels at about 75 percent of capacity in 2011. There has been a general historical correlation between U.S. steel production and Minnesota taconite production. Based on these projections, Minnesota Power expects 2011 taconite production in Minnesota to be in the range of 2010 production levels. We will continue to market available power to Other Power Suppliers, when necessary, in an effort to mitigate the earnings impact of lower industrial sales. Other Power Supply sales are dependent upon the availability of generation and are sold at market-based prices into the MISO market on a daily basis or through bilateral agreements of various durations.

Minnesota Power's paper and pulp customers ran at, or very near, full capacity for the majority of 2010, as the paper industry stabilized and pricing and demand levels recovered following the global recession.

Our pipeline customers have a common reliance on the importation of Canadian crude oil. After near capacity operations in the past, our two pipeline customers have completed expansion projects to transport Western Canadian crude oil reserves (Alberta Oil Sands) to United States markets. Access to traditional Midwest markets is being expanded to Southern markets as the Canadian supply is displacing domestic production and deliveries imported from the Gulf Coast.

Outlook (Continued)
Industrial Customers (Continued)

Prospective Additional Load. Minnesota Power is, and will continue, to pursue new wholesale and retail loads in and around its service territory. Currently, several companies in northeastern Minnesota continue to progress in development of natural resource based projects that represent long-term growth potential and load diversity for Minnesota Power. These potential projects are in the ferrous and non-ferrous mining and steel industries and include PolyMet, Mesabi Nugget, and United States Steel Corporation's expansion at its Keewatin taconite facility. Additionally, Essar Steel Limited Minnesota (Essar) continues to work with local agencies on infrastructure development for its taconite mine, direct reduction iron-making facility, and steel mill within the Nashwauk, Minnesota municipal utility service boundary. Some, or potentially all, of these projects may not materialize. If some or all of these projects are completed, Minnesota Power could serve up to 600 MW of new load.

PolyMet. Minnesota Power has executed a long-term contract with PolyMet, a new industrial customer planning to start a copper-nickel and precious metal (non-ferrous) mining operation in northeastern Minnesota. PolyMet began work on a Supplemental Draft Environmental Impact Statement (SDEIS) in 2010. The SDEIS further addresses environmental issues, most notably those dealing with the land exchange between PolyMet and the U.S. Forest Service (USFS). This land exchange is critical to the mine site development. The EPA and the USFS joined as lead agencies in the SDEIS process. Release of the SDEIS is expected in mid-2011, to be followed by a public review and comment period. Assuming successful completion of the Environmental Impact Statement process and subsequent issuance of permits, Minnesota Power could begin to supply between 45-70 MW of power in approximately 2013 through a 10-year long-term power supply contract that begins upon start-up.

Mesabi Nugget. The construction of the initial Mesabi Nugget facility is essentially complete and the first production occurred in January 2010. Steel Dynamics, Inc., the principal owner of Mesabi Nugget, has indicated that production ramp-up activities will continue in 2011, with full production levels expected to be reached during the year. Mesabi Nugget is currently pursuing permits for taconite mining activities on lands formerly mined by Erie Mining Company and LTV Steel Mining Company near Hoyt Lakes, Minnesota. Permits to mine are expected by the end of 2011. Mining activities could begin in 2012, which would allow Mesabi Nugget to self-supply its own taconite concentrates and would result in increased electrical loads above the current 15 MW long-term power supply contract with Mesabi Nugget lasting at least through 2017.

Keewatin Taconite. In February 2008, United States Steel Corporation announced its intent to restart a pellet line at its Keewatin Taconite processing facility (Keetac). This pellet line, which has been idled since 1980, could be restarted and updated as part of a $300 million investment, bringing about 3.6 million tons of additional pellet making capability to northeastern Minnesota. The Final Environmental Impact Statement has been judged to be adequate by the Minnesota Department of Natural Resources. Approval by the US Army Corps of Engineers is expected in the first quarter of 2011. Production could begin in 2014.

City of Nashwauk. On February 7, 2011, Minnesota Power signed a 10-year electric service agreement with the City of Nashwauk (the City). Pending FERC approval, the agreement is effective upon expiration of the current electric service agreement in place with the City in 2012. Under the new agreement, Minnesota Power will provide all of the City's electric service requirements, including any development within the municipality. This could include service beginning in 2012, for Essar's proposed taconite facility of approximately 100 MW which is currently under construction, as well as Essar's proposed approximate 300 MW expansion to include a direct reduced iron and steelmaking facility being considered for 2015.

Renewable Energy. In February 2007, Minnesota enacted a law requiring 25 percent of Minnesota Power's total retail energy sales in Minnesota to come from renewable energy sources by 2025. The law also requires Minnesota Power to meet interim milestones of 12 percent by 2012, 17 percent by 2016, and 20 percent by 2020. Minnesota Power has developed a plan to meet the renewable goals set by Minnesota and has included this plan in its 2010 Integrated Resource Plan, filed October 5, 2009, with the MPUC. The law allows the MPUC to modify or delay meeting a milestone if implementation will cause significant ratepayer cost or technical reliability issues. If a utility is not in compliance with a milestone, the MPUC may order the utility to construct facilities, purchase renewable energy or purchase renewable energy credits. We are currently on track to meet the 12 percent renewable energy sales milestone by 2012.

Our renewable energy strategy is currently being executed through two long-term power purchase agreements with NextEra Energy for wind energy in North Dakota (Oliver Wind I and II), Taconite Ridge Wind I, our wind facility located in northeastern Minnesota, our Bison 1 and Bison 2 wind development projects and our Hibbard biomass upgrade project.

North Dakota Wind Development. On December 31, 2009, we purchased an existing 250 kV DC transmission line from Square Butte for $69.7 million. The 465-mile transmission line runs from Center, North Dakota, to Duluth, Minnesota. We use this line to transport increasing amounts of wind energy from North Dakota while gradually phasing out coal-based electricity currently being delivered to our system over this transmission line from Square Butte's lignite coal-fired generating unit.

Outlook (Continued)
Renewable Energy (Continued)

Bison 1 is a two phase, 82 MW wind project in North Dakota. All permitting has been received and the first phase was completed in 2010. Phase one included construction of a 22-mile, 230 kV transmission line and the installation of 16 2.3 MW wind turbines, all of which were in-service at the end of 2010. Phase two is expected to be completed late in 2011 and consists of the installation of 15 3.0 MW wind turbines. Bison 1 is expected to have a total capital cost of approximately $177 million, of which $121 million was spent through December 31, 2010. In 2009, the MPUC approved Minnesota Power's petition seeking current cost recovery eligibility for investments and expenditures related to Bison 1, and in July 2010, the MPUC approved our petition establishing rates effective August 1, 2010.

Bison 2 is a 105 MW wind project in North Dakota which, if approved by the MPUC, is expected to be completed by the end of 2012. Total project cost is estimated to be approximately $160 million, and construction would begin upon the receipt of all regulatory and permitting approvals. We will seek both MPUC approval for the project and NDPSC site permit approval in the first quarter of 2011. We will file for current cost recovery eligibility for Bison 2 from the MPUC once the project and related permitting have been approved.

Manitoba Hydro. Minnesota Power has a long-term power purchase agreement with Manitoba Hydro expiring in 2015. (See Item 1. Business – Power Supply.) In addition, on April 30, 2010, Minnesota Power signed a definitive agreement with Manitoba Hydro, subject to MPUC approval, to purchase surplus energy beginning in May 2011 through April 2022. This energy-only transaction primarily consists of surplus hydro energy on Manitoba Hydro's system that is delivered to Minnesota Power on a non-firm basis. The pricing is based on forward market prices. Under this agreement with Manitoba Hydro, Minnesota Power will be purchasing at least one million MWh of energy over the contract term. On September 1, 2010, we filed a petition with the MPUC to approve our PPA with Manitoba Hydro. On October 28, 2010, the OES filed comments recommending approval.

Hibbard Biomass Upgrade Project. Hibbard is a 50 MW biomass/coal/natural gas facility located in Duluth, Minnesota. The upgrade project, which was approved by the MPUC in September 2009, is designed to leverage existing assets to increase biomass renewable energy production at an expected total cost of approximately $22 million. Upon receipt of any necessary permitting approvals, construction would begin in 2011, and could be completed by the end of 2012. We also plan to seek current cost recovery authorization for the project from the MPUC in 2011.

Integrated Resource Plan. On October 5, 2009, Minnesota Power filed with the MPUC its 2010 Integrated Resource Plan, a comprehensive estimate of future capacity needs within Minnesota Power's service territory. Minnesota Power does not anticipate the need for new base load generation within the Minnesota Power service territory through 2025, and plans to meet estimated future customer demand while achieving:

- Increased system flexibility to adapt to volatile business cycles and varied future industrial load scenarios;
- Reductions in the emission of GHGs (primarily CO_2); and
- Compliance with mandated renewable energy standards.

To achieve these objectives over the coming years, we plan to reshape our generation portfolio by adding 300 to 500 MW of renewable energy to our generation mix, and we are exploring options to incorporate peaking or intermediate resources. The first phase of the Bison 1 wind project in North Dakota was put into service in 2010 and the second phase is expected to be in service in late 2011, increasing our renewable generation by 82 MW. The Bison 2 105 MW wind project, if approved by the MPUC, along with the Hibbard Biomass Upgrade Project, will continue our expansion into renewable energy to meet our Integrated Resource Plan goals.

We project average annual long-term growth, excluding prospective additional load from industrial and municipal customers, of approximately one percent in electric usage through 2025. We will also focus on conservation and demand side management to meet the energy savings goals established in Minnesota legislation. We expect MPUC action on our Integrated Resource Plan filing in 2011.

Transmission. We plan to make investments in upper Midwest transmission opportunities that strengthen or enhance the regional transmission grid. These investments include the CapX2020 initiative, investments in our transmission assets, and our investment in ATC.

CapX2020. Minnesota Power is a participant in the CapX2020 initiative which represents an effort to ensure electric transmission and distribution reliability in Minnesota and the surrounding region for the future. CapX2020, which consists of electric cooperatives, municipals and investor-owned utilities, including Minnesota's largest transmission owners, has assessed the transmission system and projected growth in customer demand for electricity through 2020. Studies show that the region's transmission system will require major upgrades and expansion to accommodate increased electricity demand as well as support renewable energy expansion through 2020. As future CapX2020 projects are identified, Minnesota Power may elect to participate on a project–by-project basis.

Outlook (Continued)
Transmission (Continued)

Minnesota Power is currently participating in three CapX2020 projects: the Fargo to St. Cloud project, the Monticello to St. Cloud project, which together total a 238-mile, 345 kV line from Fargo to Monticello, and the 70-mile, 230 kV line between Bemidji and Minnesota Power's Boswell Energy Center near Grand Rapids, Minnesota. Based on projected costs of the three transmission lines and the percentage agreements among participating utilities, Minnesota Power plans to invest between $100 million and $125 million in the CapX2020 initiative through 2015, of which $11.3 million was spent through December 31, 2010.

In July 2010, the MPUC granted a route permit for the 28-mile 345 kV transmission line between Monticello and St. Cloud. Construction of the project is expected to be complete in late 2011. The 210-mile 345 kV transmission line from St. Cloud to Fargo is expected to be complete by 2015. Construction for the Bemidji to Grand Rapids 230 kV line project commenced in January 2011.

We have an approved cost recovery rider in place for certain transmission expenditures, and our current billing factor was approved by the MPUC in June 2009. The billing factor allows us to charge our retail customers on a current basis for the costs of constructing certain transmission facilities plus a return on the capital invested. In our 2010 rate case we moved completed transmission projects from the current cost recovery rider to base rates. In July 2010, we filed for an updated billing factor that includes additional transmission projects and expenses, including CapX2020 projects, which we expect to be approved in early 2011.

Investment in ATC. At December 31, 2010, our equity investment was $93.3 million, representing an approximate 8 percent ownership interest. ATC rates are based on a FERC approved 12.2 percent return on common equity dedicated to utility plant. ATC has identified $3.4 billion in future projects needed over the next 10 years to improve the adequacy and reliability of the electric transmission system as well as to meet regional needs based on economic benefits and public policy initiatives for renewable energy. This investment is expected to be funded through a combination of internally generated cash, debt, and investor contributions. As additional opportunities arise, we plan to make additional investments in ATC through general capital calls based upon our pro-rata ownership interest in ATC. On January 31, 2011, we invested an additional $0.8 million in ATC. In total, we expect to invest approximately $2 million throughout 2011. (See Note 6. Investment in ATC.)

Investments and Other

BNI Coal. In 2010, BNI Coal sold approximately 3.8 million tons of coal (4.2 million tons in 2009) and anticipates 2011 sales to be similar to 2009.

ALLETE Properties. ALLETE Properties is our Florida real estate investment. Our current strategy for the assets is to complete and maintain key entitlements and infrastructure improvements without requiring significant additional investment, and sell the portfolio over time or in bulk transactions. ALLETE intends to sell its Florida land assets at reasonable prices when opportunities arise, and reinvest the proceeds in ALLETE's growth initiatives. ALLETE does not intend to acquire additional Florida real estate.

Our two major development projects are Town Center and Palm Coast Park. Ormond Crossings is a third major project that is currently in the planning stage. On February 16, 2010, the City of Ormond Beach, Florida, approved a new Development Agreement for Ormond Crossings. The agreement will facilitate development of the project as currently planned. Separately, Lake Swamp wetland mitigation bank was permitted on land that was previously part of Ormond Crossings.

Summary of Development Projects Land Available-for-Sale	**Ownership**	**Total Acres** *(a)*	**Residential Units** *(b)*	**Non-residential Sq. Ft.** *(b, c)*
Current Development Projects				
Town Center	80%	862	2,177	2,225,200
Palm Coast Park	100%	3,842	3,564	3,056,800
Total Current Development Projects		4,704	5,741	5,282,000
Proposed Development Project				
Ormond Crossings	100%	2,924	2,950	3,215,000
Other				
Lake Swamp Wetland Mitigation Project	100%	3,049	*(d)*	*(d)*
Total of Development Projects		10,677	8,691	8,497,000

(a) Acreage amounts are approximate and shown on a gross basis, including wetlands and non-controlling interest.
(b) Estimated and includes non-controlling interest. Density at build out may differ from these estimates.
(c) Depending on the project, non-residential includes retail commercial, non-retail commercial, office, industrial, warehouse, storage and institutional.
(d) Lake Swamp wetland mitigation bank is a regionally significant wetlands mitigation bank that was permitted by the St. Johns River Water Management District in 2008 and by the U.S. Army Corps of Engineers in December 2009. Wetland mitigation credits will be used at Ormond Crossings and will also be available for sale to developers of other projects that are located in the bank's service area.

Outlook (Continued)
Investments and Other (Continued)

ALLETE Properties also has 1,979 acres of other land available-for-sale outside of the three development projects.

ALLETE intends to sell its Florida land assets at reasonable prices when opportunities arise. However, if weak market conditions continue for an extended period of time, the impact on our future operations would be the continuation of little to no sales while still incurring operating expenses such as community development district assessments and property taxes.

Income Taxes. ALLETE's aggregate federal and multi-state statutory tax rate is approximately 41 percent for 2011. On an ongoing basis, ALLETE has certain tax credits and other tax adjustments that reduce the statutory rate to the effective tax rate. These tax credits and adjustments historically have included items such as investment tax credits, wind production tax credits, AFUDC-Equity, domestic manufacturer's deduction, depletion, as well as other items. The annual effective rate can also be impacted by such items as changes in income from operations before non-controlling interest and income taxes, state and federal tax law changes that become effective during the year, business combinations and configuration changes, tax planning initiatives and resolution of prior years' tax matters. Due primarily to increased production tax credits as a result of additional wind generation, we expect our effective tax rate to be approximately 30 percent for 2011.

Liquidity and Capital Resources

Liquidity Position. ALLETE is well-positioned to meet the Company's immediate cash flow needs. At December 31, 2010, we had a cash and cash equivalents balance of approximately $45 million, $153 million in available consolidated lines of credit which included a committed, syndicated, unsecured revolving line of credit of $150 million, and a debt-to-capital ratio of 44 percent. As of December 31, 2010, we project sufficient capital availability.

Capital Structure. ALLETE's capital structure for each of the last three years is as follows:

Year Ended December 31	2010	%	2009	%	2008	%
Millions						
Common Equity	$976.0	55	$929.5	57	$827.1	57
Non-Controlling Interest	9.0	1	9.5	–	9.8	1
Long-Term Debt (Including Current Maturities)	785.0	44	701.0	43	598.7	42
Short-Term Debt	1.0	–	1.9	–	6.0	–
	$1,771.0	100	$1,641.9	100	$1,441.6	100

Cash Flows. Selected information from ALLETE's Consolidated Statement of Cash Flows is as follows:

Year Ended December 31	2010	2009	2008
Millions			
Cash and Cash Equivalents at Beginning of Period	$25.7	$102.0	$23.3
Cash Flows from (used for)			
Operating Activities	228.7	137.4	153.6
Investing Activities	(250.9)	(320.0)	(276.1)
Financing Activities	41.4	106.3	201.2
Change in Cash and Cash Equivalents	19.2	(76.3)	78.7
Cash and Cash Equivalents at End of Period	$44.9	$25.7	$102.0

Operating Activities. Cash from operating activities was $228.7 million for 2010 ($137.4 million for 2009; $153.6 million for 2008). Cash from operating activities was higher in 2010 primarily due to higher net income, higher depreciation expense related to increased plant in service in 2010, and collections of income tax receivables due to bonus depreciation as a result of the American Recovery and Reinvestment Act of 2009 (the Act) and tax planning initiatives. This increase was partially offset by higher cash contributions to the defined benefit pension and other postretirement benefit plans in 2010 of $26.5 million and $12.8 million respectively ($20.9 million and $9.3 million in 2009).

Cash from operating activities was lower in 2009 than 2008 primarily due to lower net income, an increase in accounts receivable, and higher deferred regulatory assets, partially offset by higher deferred tax and depreciation expense. Accounts receivable increased due to a receivable for 2009 income tax refunds primarily resulting from substantial income tax deductions under bonus depreciation. Deferred regulatory assets increased due to the collection of certain current cost recovery rider revenue attributable to 2009 being deferred into a later year. Deferred tax expense increased also due to the bonus depreciation provisions of the Act, and depreciation expense increased in conjunction with the increase in property, plant and equipment.

Liquidity and Capital Resources (Continued)

Investing Activities. Cash used for investing activities was $250.9 million for 2010 ($320.0 million for 2009; $276.1 million for 2008). Cash used for investing activities was lower than 2009 reflecting decreased capital additions to property, plant and equipment, and lower investments in ATC.

Cash used for investing activities was higher in 2009 than 2008 reflecting increased capital additions to property, plant, and equipment. Capital additions to property, plant, and equipment increased due to the purchase of an existing 250 kV DC transmission line for $69.7 million offset by a decrease in other capital additions because of the completion of some major capital projects in 2008 and 2009. In addition, 2008 included higher net sales of short-term investments and proceeds from the sale of assets (retail shopping center) in Winter Haven, Florida.

Financing Activities. Cash from financing activities was $41.4 million for 2010 ($106.3 million for 2009; $201.2 million for 2008). Cash from financing activities was lower in 2010 due to higher internally generated cash and lower capital expenditures which resulted in lower common stock issuances and less incremental external financing required. Cash from financing activities in 2010 included new debt issuances of $155 million compared to $111.4 million in 2009, of which $65 million of the proceeds were used to pay off the syndicated revolving credit facility that was drawn in late 2009.

Cash from financing activities was lower in 2009 than 2008 due to less debt and common stock issuance. During 2009, $111.4 million of debt was issued, while in 2008 $198.7 million of debt was issued. During 2009, proceeds from common stock issuances totaled $65.2 million, while in 2008, proceeds from common stock issuances totaled $71.1 million. Lower debt and common stock issuance in 2009 was a result of issuing capital in 2008 ahead of the need for this capital.

Working Capital. Additional working capital, if and when needed, generally is provided by consolidated bank lines of credit or the sale of securities or commercial paper. As of December 31, 2010, we had available consolidated bank lines of credit aggregating $153.0 million, the majority of which expire in January 2012. We expect to enter into new bank lines of credit during 2011 to replace the expiring facility. In addition, we had 1.9 million original issue shares of our common stock available for issuance through *Invest Direct*, our direct stock purchase and dividend reinvestment plan, and 3.1 million original issue shares of common stock available for issuance through a distribution agreement with KCCI, Inc. The amount and timing of future sales of our securities will depend upon market conditions and our specific needs.

Securities. In February 2010, we issued $80.0 million in principal amount of unregistered First Mortgage Bonds (Bonds) in the private placement market in three series. We used the proceeds from the sale of Bonds to pay down $65 million on our syndicated revolving credit facility, to fund utility capital investments and for general corporate purposes.

In August 2010, we issued $75.0 million in principal amount of unregistered First Mortgage Bonds in the private placement market in two series. We used the proceeds to fund utility capital expenditures and for general corporate purposes.

For the February and August 2010 bond issuances we have the option to prepay all or a portion of the Bonds at our discretion, subject to a make-whole provision. The Bonds are subject to the terms and conditions of our utility mortgage. The Bonds were sold in reliance on an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended, to institutional accredited investors. (See Note 9. Short-Term and Long-Term Debt.)

We entered into a distribution agreement with KCCI, Inc., in February 2008, as amended, with respect to the issuance and sale of up to an aggregate of 6.6 million shares of our common stock, without par value. For the year ended December 31, 2010, 0.2 million shares of common stock were issued under this agreement resulting in net proceeds of $6.0 million. During 2009, 1.7 million shares of common stock were issued for net proceeds of $51.9 million. As of December 31, 2010, approximately 3.1 million shares of common stock remain available for issuance pursuant to the amended distribution agreement. The shares issued in 2010 and 2009 were offered for sale, from time to time, in accordance with the terms of the amended distribution agreement pursuant to Registration Statement No. 333-147965. The remaining shares may be offered for sale, from time to time, in accordance with the terms of the amended distribution agreement pursuant to Registration Statement No. 333-170289.

In 2010, we issued 0.5 million shares of common stock through Invest Direct, the Employee Stock Purchase Plan and the RSOP, resulting in net proceeds of $14.5 million. These shares of common stock were registered under Registration Statement Nos. 333-150681, 333-105225, and 333-124455, respectively.

Financial Covenants. See Note 9. Short-Term and Long-Term Debt for information regarding our financial covenants.

Off-Balance Sheet Arrangements. Off-balance sheet arrangements are discussed in Note 10. Commitments, Guarantees and Contingencies.

Contractual Obligations and Commercial Commitments. Minnesota Power has contractual obligations and other commitments that will need to be funded in the future, in addition to its capital expenditure programs. Following is a summarized table of contractual obligations and other commercial commitments at December 31, 2010.

Contractual Obligations As of December 31, 2010	Total	Payments Due by Period Less than 1 Year	1 to 3 Years	4 to 5 Years	After 5 Years
Millions					
Long-Term Debt	$1,322.5	$54.3	$210.3	$105.8	$952.1
Pension	102.0	7.8	74.2	20.0	–
Other Postretirement Benefit Plans	68.5	12.9	35.9	19.7	–
Operating Lease Obligations	86.8	8.1	25.6	15.0	38.1
Uncertain Tax Positions *(a)*	–	–	–	–	–
Unconditional Purchase Obligations	444.6	124.4	106.0	43.4	170.8
	$2,024.4	$207.5	$452.0	$203.9	$1,161.0

(a) Excludes $12.3 million of non-current unrecognized tax benefits due to uncertainty regarding the timing of future cash payments related to uncertain tax positions.

Long-Term Debt. Our long-term debt obligations, including long-term debt due within one year, represent the principal amount of bonds, notes and loans which are recorded on our consolidated balance sheet, plus interest. The table above assumes that the interest rate in effect at December 31, 2010, remains constant through the remaining term. (See Note 9. Short-Term and Long-Term Debt.)

Pension and Other Postretirement Benefit Plans. Our pension and other postretirement benefit plan obligations represent our current estimate of employer contributions. The Pension Protection Act changed the minimum funding requirements for defined benefit pension plans beginning in 2008. Pension contributions will be dependent on several factors including realized asset performance, future discount rate and other actuarial assumptions, IRS and other regulatory requirements, and contributions required to avoid benefit restrictions for the pension plans. Funding for the other postretirement benefit plans is impacted by realized asset performance, future discount rate and other actuarial assumptions, and utility regulatory requirements. These amounts are estimates and will change based on actual market performance, changes in interest rates and any changes in governmental regulations. (See Note 15. Pension and Other Postretirement Benefit Plans.)

Unconditional Purchase Obligations. Unconditional purchase obligations represent our Square Butte power purchase agreements, minimum purchase commitments under coal and rail contracts, and purchase obligations for certain capital expenditure projects. (See Note 10. Commitments, Guarantees and Contingencies.)

Under our power purchase agreement with Square Butte that extends through 2026, we are obligated to pay our pro rata share of Square Butte's costs based on our entitlement to the output of Square Butte's 455-MW coal-fired generating unit near Center, North Dakota. Minnesota Power's payment obligation will be suspended if Square Butte fails to deliver any power, whether produced or purchased, for a period of one year. Square Butte's fixed costs consist primarily of debt service. The table above reflects our share of future debt service based on our output entitlement of 50 percent. This debt service may be reduced if the contingent power sales agreement with Minnkota Power goes into effect in 2013. For further information on Square Butte see Note 10. Commitments, Guarantees and Contingencies.

We have two wind power purchase agreements with an affiliate of NextEra Energy to purchase the output from two wind facilities, Oliver Wind I and Oliver Wind II located near Center, North Dakota. We began purchasing the output from Oliver Wind I, a 50-MW facility, in December 2006 and the output from Oliver Wind II, a 48-MW facility in November 2007. Each agreement is for 25 years and provides for the purchase of all output from the facilities at fixed prices. There are no fixed capacity charges, and we only pay for energy as it is delivered to us.

Credit Ratings. Access to reasonably priced capital markets is dependent in part on credit and ratings. Our securities have been rated by Standard & Poor's and by Moody's. Rating agencies use both quantitative and qualitative measures in determining a company's credit rating. These measures include business risk, liquidity risk, competitive position, capital mix, financial condition, predictability of cash flows, management strength and future direction. Some of the quantitative measures can be analyzed through a few key financial ratios, while the qualitative ones are more subjective. The disclosure of these credit ratings is not a recommendation to buy, sell or hold our securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Liquidity and Capital Resources (Continued)
Credit Ratings (Continued)

Credit Ratings	Standard & Poor's	Moody's
Issuer Credit Rating	BBB+	Baa1
Commercial Paper	A-2	P-2
Senior Secured		
First Mortgage Bonds *(a)*	A–	A2
Unsecured Debt		
Collier County Industrial Development Revenue Bonds – Fixed Rate	BBB	–

(a) Includes collateralized pollution control bonds.

Common Stock Dividends. ALLETE is committed to providing an attractive, secure dividend to its shareholders while at the same time funding its growth. The Company's long-term objective is to maintain a dividend payout ratio similar to our peers and provide for future dividend increases. In 2010, we paid out 81 percent (93 percent in 2009; 61 percent in 2008) of our per share earnings in dividends. On January 20, 2011, our Board of Directors declared a dividend of $0.445 per share, which is payable on March 1, 2011, to shareholders of record at the close of business on February 15, 2011.

Capital Requirements

ALLETE's projected capital expenditures for the years 2011 through 2015 are presented in the table below. Actual capital expenditures may vary from the estimates due to changes in forecasted plant maintenance, regulatory decisions or approvals, future environmental requirements, base load growth, capital market conditions or executions of new business strategies.

Capital Expenditures	2011	2012	2013	2014	2015	Total
Millions						
Regulated Utility Operations						
Base and Other	$88	$91	$92	$94	$99	$464
Current Cost Recovery *(a)*						
Renewable	126	117	2	8	1	254
Transmission *(b)*	15	33	49	25	3	125
Total Current Cost Recovery	141	150	51	33	4	379
Regulated Utility Capital Expenditures	229	241	143	127	103	843
Other	22	25	14	8	8	77
Total Capital Expenditures	$251	$266	$157	$135	$111	$920

(a) Estimated current capital expenditures recoverable outside of a rate case.
(b) Transmission capital expenditures related to CapX2020 are estimated at approximately $115 million.

We intend to finance expenditures from both internally generated funds and incremental debt and equity. Based on our above anticipated capital expenditures, we project our rate base to grow by approximately 20 percent through 2015. Pending environmental regulations could result in significant capital expenditures in the future that are not included in the table above. Currently, future CapX2020 projects are under discussions. Minnesota Power may elect to participate on a project by project basis.

Environmental and Other Matters

Our businesses are subject to regulation of environmental matters by various federal, state and local authorities. Due to future restrictive environmental requirements through legislation and/or rulemaking, we anticipate that potential expenditures for environmental matters will be material and will require significant capital investments. We are unable to predict the outcome of the issues discussed in Note 10. Commitments, Guarantees and Contingencies. (See Item 1. Business – Environmental Matters.)

Market Risk

Securities Investments

Available-for-Sale Securities. At December 31, 2010, our available-for-sale securities portfolio consisted of securities established to fund certain employee benefits and auction rate securities. (See Note 7. Investments.)

Interest Rate Risk. We are exposed to risks resulting from changes in interest rates as a result of our issuance of variable rate debt. We manage our interest rate risk by varying the issuance and maturity dates of our fixed rate debt, limiting the amount of variable rate debt, and continually monitoring the effects of market changes in interest rates. The table below presents the long-term debt obligations and the corresponding weighted average interest rate at December 31, 2010.

Interest Rate Sensitive Financial Instruments	Expected Maturity Date							
	2011	2012	2013	2014	2015	Thereafter	Total	Fair Value
Dollars in Millions								
Long-Term Debt								
Fixed Rate	$1.6	$1.6	$71.1	$19.5	$0.6	$617.3	$711.7	$723.4
Average Interest Rate – %	5.9	5.9	5.2	6.9	5.3	6.0	5.8	
Variable Rate	$11.8	$1.7	$2.8	–	$15.7	$41.3	$73.3	$73.3
Average Interest Rate – % *(a)*	3.5	1.7	0.6	–	0.5	0.3	1.0	

(a) Assumes rate in effect at December 31, 2010, remains constant through remaining term.

Interest rates on variable rate long-term debt are reset on a periodic basis reflecting prevailing market conditions. Based on the variable rate debt outstanding at December 31, 2010, and assuming no other changes to our financial structure, an increase of 100 basis points in interest rates would impact the amount of pretax interest expense by $0.7 million. This amount was determined by considering the impact of a hypothetical 100 basis point increase to the average variable interest rate on the variable rate debt outstanding as of December 31, 2010.

Commodity Price Risk. Our regulated utility operations incur costs for power and fuel (primarily coal and related transportation) in Minnesota, and power and natural gas purchased for resale in our regulated service territory in Wisconsin. Our Minnesota regulated utility's exposure to price risk for these commodities is significantly mitigated by the current ratemaking process and regulatory environment, which allows recovery of fuel costs in excess of those included in base rates. Conversely, costs below those in base rates result in a credit to our ratepayers. We seek to prudently manage our customers' exposure to price risk by entering into contracts of various durations and terms for the purchase of power and coal and related transportation costs (in Minnesota) and natural gas (in Wisconsin).

Power Marketing. Our power marketing activities consist of (1) purchasing energy in the wholesale market to serve our regulated service territory when retail energy requirements exceed generation output and (2) selling excess available energy and purchased power. From time to time, our utility operations may have excess energy that is temporarily not required by retail and wholesale customers in our regulated service territory. We actively sell to the wholesale market to optimize the value of this energy.

We are exposed to credit risk primarily through our power marketing activities. We use credit policies to manage credit risk, which includes utilizing an established credit approval process and monitoring counterparty limits.

Recently Adopted Accounting Standards.

Recently adopted accounting standards are discussed in Note 1.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Market Risk for information related to quantitative and qualitative disclosure about market risk.

Item 8. Financial Statements and Supplementary Data

See our consolidated financial statements as of December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, and supplementary data, which are indexed in Item 15(a).

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of ALLETE's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 ("Exchange Act")). Based upon those evaluations, our principal executive officer and principal financial officer have concluded that such disclosure controls and procedures are effective to provide assurance that information required to be disclosed in ALLETE's reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms and such information is accumulated and communicated to our management, including our principal executive and principal financial officer, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2010.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2010, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Controls

There has been no change in our internal control over financial reporting that occurred during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

Mine Safety Disclosures – Required by the Dodd-Frank Wall Street Reform and Consumer Protection Act

The Dodd-Frank Act requires issuers to include in periodic reports filed with the SEC certain information relating to citations or orders for violations of standards under the Federal Mine Safety and Health Act of 1977 (Mine Safety Act).

For the six months ended December 31, 2010, we received five citations under Section 104(a) for BNI Coal, however; fines or penalties were not assessed as of the filing of this Form 10-K. We do not expect these citations to result in material fine or penalties. For the six months ended December 31, 2010, there were no citations, orders or notices received under Sections 104, 104(b), 104(d), 107(a) or 104(e) of the Mine Safety Act, no violations of Section 110(b)(2) of the Mine Safety Act, and there were no fatalities.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

Unless otherwise stated, the information required for this Item is incorporated by reference herein from our Proxy Statement for the 2011 Annual Meeting of Shareholders (2011 Proxy Statement) under the following headings:

- **Directors.** The information regarding directors will be included in the "Election of Directors" section;
- **Audit Committee Financial Expert.** The information regarding the Audit Committee financial expert will be included in the "Audit Committee Report" section;
- **Audit Committee Members.** The identity of the Audit Committee members is included in the "Audit Committee Report" section;
- **Executive Officers.** The information regarding executive officers is included in Part I of this Form 10-K; and
- **Section 16(a) Compliance.** The information regarding Section 16(a) compliance will be included in the "Ownership of ALLETE Common Stock – Section 16(a) Beneficial Ownership Reporting Compliance" section.

Our 2011 Proxy Statement will be filed with the SEC within 120 days after the end of our 2010 fiscal year.

Code of Ethics. We have adopted a written Code of Ethics that applies to all of our employees, including our chief executive officer, chief financial officer and controller. A copy of our Code of Ethics is available on our website at www.allete.com and print copies are available without charge upon request to ALLETE, Inc., Attention: Secretary, 30 West Superior St., Duluth, Minnesota 55802. Any amendment to the Code of Ethics or any waiver of the Code of Ethics will be disclosed on our website at www.allete.com promptly following the date of such amendment or waiver.

Corporate Governance. The following documents are available on our website at www.allete.com and print copies are available upon request:

- Corporate Governance Guidelines;
- Audit Committee Charter;
- Executive Compensation Committee Charter; and
- Corporate Governance and Nominating Committee Charter.

Any amendment to these documents will be disclosed on our website at www.allete.com promptly following the date of such amendment.

Item 11. Executive Compensation

The information required for this Item is incorporated by reference herein from the "Compensation of Directors and Executive Officers," the "Compensation Discussion and Analysis", the "Executive Compensation Committee Report" and the "Director Compensation 2010" sections in our 2011 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required for this Item is incorporated by reference herein from the "Ownership of ALLETE Common Stock – Securities Owned by Certain Beneficial Owners," the "Ownership of ALLETE Common Stock – Securities Owned by Directors and Management" and the "Equity Compensation Plan Information" sections in our 2011 Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required for this Item is incorporated by reference herein from the "Corporate Governance" section in our 2011 Proxy Statement.

We have adopted a Related Person Transaction Policy which is available on our website at www.allete.com. Print copies are available without charge, upon request. Any amendment to this policy will be disclosed on our website at www.allete.com promptly following the date of such amendment.

Item 14. Principal Accounting Fees and Services

The information required for this Item is incorporated by reference herein from the "Audit Committee Report" section in our 2011 Proxy Statement.

Part IV

Item 15. Exhibits and Financial Statement Schedules

(a) Certain Documents Filed as Part of this Form 10-K.

(1) Financial Statements

(2) Financial Statement Schedules

All other schedules have been omitted either because the information is not required to be reported by ALLETE or because the information is included in the consolidated financial statements or the notes.

(3) Exhibits including those incorporated by reference.

Exhibit Number

*3(a)1 - Articles of Incorporation amended and restated as of May 8, 2001 (filed as Exhibit 3(b) to the March 31, 2001, Form 10-Q, File No. 1-3548).

*3(a)2 - Amendment to Articles of Incorporation, dated as of May 12, 2009 (filed as Exhibit 3 to the June 30, 2009, Form 10-Q, File No. 1-3548).

*3(a)3 - Amendment to Articles of Incorporation, dated as of May 19, 2010 (filed as Exhibit 3(a) to the May 14, 2010, Form 8-K, File No. 1-3548).

*3(a)4 - Amendment to Certificate of Assumed Name, filed with the Minnesota Secretary of State on May 8, 2001 (filed as Exhibit 3(a) to the March 31, 2001, Form 10-Q, File No. 1-3548).

*3(b) - Bylaws, as amended effective May 11, 2010 (filed as Exhibit 3(b) to the May 14, 2010, Form 8-K, File No. 1-3548).

*4(a)1 - Mortgage and Deed of Trust, dated as of September 1, 1945, between Minnesota Power & Light Company (now ALLETE) and The Bank of New York Mellon (formerly Irving Trust Company) and Ming Ryan (successor to Richard H. West), Trustees (filed as Exhibit 7(c), File No. 2-5865).

*4(a)2 - Supplemental Indentures to ALLETE's Mortgage and Deed of Trust:

Number	Dated as of	Reference File	Exhibit
First	March 1, 1949	2-7826	7(b)
Second	July 1, 1951	2-9036	7(c)
Third	March 1, 1957	2-13075	2(c)
Fourth	January 1, 1968	2-27794	2(c)
Fifth	April 1, 1971	2-39537	2(c)
Sixth	August 1, 1975	2-54116	2(c)
Seventh	September 1, 1976	2-57014	2(c)
Eighth	September 1, 1977	2-59690	2(c)
Ninth	April 1, 1978	2-60866	2(c)
Tenth	August 1, 1978	2-62852	2(d)2
Eleventh	December 1, 1982	2-56649	4(a)3
Twelfth	April 1, 1987	33-30224	4(a)3
Thirteenth	March 1, 1992	33-47438	4(b)
Fourteenth	June 1, 1992	33-55240	4(b)
Fifteenth	July 1, 1992	33-55240	4(c)
Sixteenth	July 1, 1992	33-55240	4(d)
Seventeenth	February 1, 1993	33-50143	4(b)
Eighteenth	July 1, 1993	33-50143	4(c)
Nineteenth	February 1, 1997	1-3548 (1996 Form 10-K)	4(a)3
Twentieth	November 1, 1997	1-3548 (1997 Form 10-K)	4(a)3
Twenty-first	October 1, 2000	333-54330	4(c)3
Twenty-second	July 1, 2003	1-3548 (June 30, 2003 Form 10-Q)	4
Twenty-third	August 1, 2004	1-3548 (Sept. 30, 2004 Form 10-Q)	4(a)
Twenty-fourth	March 1, 2005	1-3548 (March 31, 2005 Form 10-Q)	4
Twenty-fifth	December 1, 2005	1-3548 (March 31, 2006 Form 10-Q)	4
Twenty-sixth	October 1, 2006	1-3548 (2006 Form 10-K)	4
Twenty-seventh	February 1, 2008	1-3548 (2007 Form 10-K)	4(a)3
Twenty-eighth	May 1, 2008	1-3548 (June 30, 2008 Form 10-Q)	4

Exhibit Number

Twenty-ninth	November 1, 2008	1-3548 (2008 Form 10-K)	4(a)3
Thirtieth	January 1, 2009	1-3548 (2008 Form 10-K)	4(a)4
Thirty-first	February 1, 2010	1-3548 (March 31, 2010 Form 10-Q)	4
Thirty-second	August 1, 2010	1-3548 (Sept. 30, 2010 Form 10-Q)	4

*4(b)1 - Indenture of Trust, dated as of August 1, 2004, between the City of Cohasset, Minnesota and U.S. Bank National Association, as Trustee relating to $111 Million Collateralized Pollution Control Refunding Revenue Bonds (filed as Exhibit 4(b) to the September 30, 2004, Form 10-Q, File No. 1-3548).

*4(b)2 - Loan Agreement, dated as of August 1, 2004, between the City of Cohasset, Minnesota and ALLETE relating to $111 Million Collateralized Pollution Control Refunding Revenue Bonds (filed as Exhibit 4(c) to the September 30, 2004, Form 10-Q, File No. 1-3548).

*4(c)1 - Mortgage and Deed of Trust, dated as of March 1, 1943, between Superior Water, Light and Power Company and Chemical Bank & Trust Company and Howard B. Smith, as Trustees, both succeeded by U.S. Bank National Association, as Trustee (filed as Exhibit 7(c), File No. 2-8668).

*4(c)2 - Supplemental Indentures to Superior Water, Light and Power Company's Mortgage and Deed of Trust:

Number	Dated as of	Reference File	Exhibit
First	March 1, 1951	2-59690	2(d)(1)
Second	March 1, 1962	2-27794	2(d)1
Third	July 1, 1976	2-57478	2(e)1
Fourth	March 1, 1985	2-78641	4(b)
Fifth	December 1, 1992	1-3548 (1992 Form 10-K)	4(b)1
Sixth	March 24, 1994	1-3548 (1996 Form 10-K)	4(b)1
Seventh	November 1, 1994	1-3548 (1996 Form 10-K)	4(b)2
Eighth	January 1, 1997	1-3548 (1996 Form 10-K)	4(b)3
Ninth	October 1, 2007	1-3548 (2007 Form 10-K)	4(c)3
Tenth	October 1, 2007	1-3548 (2007 Form 10-K)	4(c)4
Eleventh	December 1, 2008	1-3548 (2008 Form 10-K)	4(c)3

*10(a) - Power Purchase and Sale Agreement, dated as of May 29, 1998, between Minnesota Power, Inc. (now ALLETE) and Square Butte Electric Cooperative (filed as Exhibit 10 to the June 30, 1998, Form 10-Q, File No. 1-3548).

*10(d)1 - Fourth Amended and Restated Committed Facility Letter, dated January 11, 2006, by and among ALLETE and Bank of America (formerly LaSalle Bank National Association), as Agent (filed as Exhibit 10(d)1 to the 2009 Form 10-K, File No. 1-3548).

*10(d)2 - First Amendment to Fourth Amended and Restated Committed Facility Letter dated June 19, 2006, by and among ALLETE and Bank of America (formerly LaSalle Bank National Association), as Agent (filed as Exhibit 10(a) to the June 30, 2006, Form 10-Q, File No. 1-3548).

*10(d)3 - Second Amendment to Fourth Amended and Restated Committed Facility Letter dated December 14, 2006, by and among ALLETE and Bank of America (formerly LaSalle Bank National Association), as Agent (filed as Exhibit 10(d)3 to the 2006 Form 10-K, File No. 1-3548).

*10(e)1 - Financing Agreement between Collier County Industrial Development Authority and ALLETE dated as of July 1, 2006 (filed as Exhibit 10(b)1 to the June 30, 2006, Form 10-Q, File No. 1-3548).

*10(e)2 - Letter of Credit Agreement, dated as of July 5, 2006, among ALLETE, the Participating Banks and Wells Fargo Bank, National Association, as Administrative Agent and Issuing Bank (filed as Exhibit 10(b)2 to the June 30, 2006, Form 10-Q, File No. 1-3548).

*10(g) - Agreement dated December 16, 2005, among ALLETE, Wisconsin Public Service Corporation and WPS Investments, LLC (filed as Exhibit 10(g) to the 2009 Form 10-K, File No. 1-3548).

+10(h)1 - ALLETE Executive Annual Incentive Plan, as amended and restated, effective January 1, 2011.

+*10(h)2 - ALLETE Executive Annual Incentive Plan Form of Awards Effective 2009 (filed as Exhibit 10(h)7 to the 2008 Form 10-K, File No. 1-3548).

+*10(h)3 - ALLETE Executive Annual Incentive Plan Form of Awards Effective 2010 (filed as Exhibit 10(h)3 to the 2009 Form 10-K, File No. 1-3548).

+10(h)4 - ALLETE Executive Annual Incentive Plan Form of Awards Effective 2011.

+*10(i)1 - ALLETE and Affiliated Companies Supplemental Executive Retirement Plan (SERP I), as amended and restated, effective January 1, 2009 (filed as Exhibit 10(i)4 to the 2008 Form 10-K, File No. 1-3548).

+10(i)2 - Amendment to the ALLETE and Affiliated Companies Supplemental Executive Retirement Plan (SERP I), effective January 1, 2011.

+10(i)3 - ALLETE and Affiliated Companies Supplemental Executive Retirement Plan II (SERP II), as amended and restated, effective January 1, 2011.

+*10(j)1 - Minnesota Power and Affiliated Companies Executive Investment Plan I, as amended and restated, effective November 1, 1988 (filed as Exhibit 10(c) to the 1988 Form 10-K, File No. 1-3548).

Exhibit Number

+*10(j)2 - Amendments through December 2003 to the Minnesota Power and Affiliated Companies Executive Investment Plan I (filed as Exhibit 10(v)2 to the 2003 Form 10-K, File No. 1-3548).

+*10(j)3 - July 2004 Amendment to the Minnesota Power and Affiliated Companies Executive Investment Plan I (filed as Exhibit 10(b) to the June 30, 2004, Form 10-Q, File No. 1-3548).

+*10(j)4 - August 2006 Amendment to the Minnesota Power and Affiliated Companies Executive Investment Plan I (filed as Exhibit 10(b) to the September 30, 2006, Form 10-Q, File No. 1-3548).

+*10(k)1 - Minnesota Power and Affiliated Companies Executive Investment Plan II, as amended and restated, effective November 1, 1988 (filed as Exhibit 10(d) to the 1988 Form 10-K, File No. 1-3548).

+*10(k)2 - Amendments through December 2003 to the Minnesota Power and Affiliated Companies Executive Investment Plan II (filed as Exhibit 10(w)2 to the 2003 Form 10-K, File No. 1-3548).

+*10(k)3 - July 2004 Amendment to the Minnesota Power and Affiliated Companies Executive Investment Plan II (filed as Exhibit 10(c) to the June 30, 2004, Form 10-Q, File No. 1-3548).

+*10(k)4 - August 2006 Amendment to the Minnesota Power and Affiliated Companies Executive Investment Plan II (filed as Exhibit 10(c) to the September 30, 2006, Form 10-Q, File No. 1-3548).

+*10(l) - Deferred Compensation Trust Agreement, as amended and restated, effective January 1, 1989 (filed as Exhibit 10(f) to the 1988 Form 10-K, File No. 1-3548).

+*10(m)1 - ALLETE Executive Long-Term Incentive Compensation Plan as amended and restated effective January 1, 2006 (filed as Exhibit 10 to the May 16, 2005, Form 8-K, File No. 1-3548).

+10(m)2 - Amendment to the ALLETE Executive Long-Term Incentive Compensation Plan, effective January 1, 2011.

+*10(m)3 - Form of ALLETE Executive Long-Term Incentive Compensation Plan 2006 Nonqualified Stock Option Grant (filed as Exhibit 10(a)1 to the January 30, 2006, Form 8-K, File No. 1-3548).

+*10(m)4 - Form of ALLETE Executive Long-Term Incentive Compensation Plan Nonqualified Stock Option Grant Effective 2007 (filed as Exhibit 10(m)6 to the 2006 Form 10-K, File No. 1-3548).

+*10(m)5 - Form of ALLETE Executive Long-Term Incentive Compensation Plan Performance Share Grant Effective 2007 (filed as Exhibit 10(m)7 to the 2006 Form 10-K, File No. 1-3548).

+*10(m)6 - Form of ALLETE Executive Long-Term Incentive Compensation Plan Performance Share Grant Effective 2008 (filed as Exhibit 10(m)10 to the 2007 Form 10-K, File No. 1-3548).

+*10(m)7 - Form of ALLETE Executive Long-Term Incentive Compensation Plan Performance Share Grant Effective 2009 (filed as Exhibit 10(m)11 to the 2008 Form 10-K, File No. 1-3548).

+*10(m)8 - Form of ALLETE Executive Long-Term Incentive Compensation Plan – Restricted Stock Unit Grant Effective 2009 (filed as Exhibit 10(m)12 to the 2008 Form 10-K, File No. 1-3548).

+*10(m)9 - Form of ALLETE Executive Long-Term Incentive Compensation Plan Performance Share Grant Effective 2010 (filed as Exhibit 10(m)8 to the 2009 Form 10-K, File No. 1-3548).

+*10(m)10 - Form of ALLETE Executive Long-Term Incentive Compensation Plan – Restricted Stock Unit Grant Effective 2010 (filed as Exhibit 10(m)9 to the 2009 Form 10-K, File No. 1-3548).

+10(m)11 - Form of ALLETE Executive Long-Term Incentive Compensation Plan Performance Share Grant Effective 2011.

+10(m)12 - Form of ALLETE Executive Long-Term Incentive Compensation Plan – Restricted Stock Unit Grant Effective 2011.

+*10(n)1 - Minnesota Power (now ALLETE) Director Stock Plan, effective January 1, 1995 (filed as Exhibit 10 to the March 31, 1995, Form 10-Q, File No. 1-3548).

+*10(n)2 - Amendments through December 2003 to the Minnesota Power (now ALLETE) Director Stock Plan (filed as Exhibit 10(z)2 to the 2003 Form 10-K, File No. 1-3548).

+*10(n)3 - July 2004 Amendment to the ALLETE Director Stock Plan (filed as Exhibit 10(e) to the June 30, 2004, Form 10-Q, File No. 1-3548).

+*10(n)4 - January 2007 Amendment to the ALLETE Director Stock Plan (filed as Exhibit 10(n)4 to the 2006 Form 10-K, File No. 1-3548).

+*10(n)5 - May 2009 Amendment to the ALLETE Director Stock Plan (filed as Exhibit 10(b) to the June 30, 2009, Form 10-Q, File No. 1-3548).

+*10(n)6 - May 2010 Amendment to the ALLETE Director Stock Plan (filed as Exhibit 10(a) to the June 30, 2010, Form 10-Q, File No. 1-3548).

+*10(n)7 - October 2010 Amendment to the ALLETE Director Stock Plan (filed as Exhibit 10 to the September 30, 2010, Form 10-Q, File No. 1-3548).

+*10(n)8 - ALLETE Non-Management Director Compensation Summary Effective May 1, 2010 (filed as Exhibit 10(b) to the March 31, 2010, Form 10-Q, File No. 1-3548).

Exhibit Number

+10(n)9	-	ALLETE Non-Management Director Compensation Summary effective January 19, 2011.
+*10(o)1	-	Minnesota Power (now ALLETE) Director Compensation Deferral Plan Amended and Restated, effective January 1, 1990 (filed as Exhibit 10(ac) to the 2002 Form 10-K, File No. 1-3548).
+*10(o)2	-	October 2003 Amendment to the Minnesota Power (now ALLETE) Director Compensation Deferral Plan (filed as Exhibit 10(aa)2 to the 2003 Form 10-K, File No. 1-3548).
+*10(o)3	-	January 2005 Amendment to the ALLETE Director Compensation Deferral Plan (filed as Exhibit 10(c) to the March 31, 2005, Form 10-Q, File No. 1-3548).
+*10(o)4	-	August 2006 Amendment to the ALLETE Director Compensation Deferral Plan (filed as Exhibit 10(d) to the September 30, 2006, Form 10-Q, File No. 1-3548).
+*10(o)5	-	ALLETE Non-Employee Director Compensation Deferral Plan II, effective May 1, 2009 (filed as Exhibit 10(a) to the June 30, 2009, Form 10-Q, File No. 1-3548).
+*10(p)	-	ALLETE Director Compensation Trust Agreement, effective October 11, 2004 (filed as Exhibit 10(a) to the September 30, 2004, Form 10-Q, File No. 1-3548).
+10(q)	-	ALLETE and Affiliated Companies Change in Control Severance Plan, as amended and restated, effective January 19, 2011.
12	-	Computation of Ratios of Earnings to Fixed Charges.
21	-	Subsidiaries of the Registrant.
23(a)	-	Consent of Independent Registered Public Accounting Firm.
31(a)	-	Rule 13a-14(a)/15d-14(a) Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31(b)	-	Rule 13a-14(a)/15d-14(a) Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	-	Section 1350 Certification of Annual Report by the Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99	-	ALLETE News Release dated February 16, 2011, announcing earnings for the year ended December 31, 2010. **(This exhibit has been furnished and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.)**

SWL&P is a party to other long-term debt instruments, $6,370,000 of City of Superior, Wisconsin, Collateralized Utility Revenue Refunding Bonds Series 2007A and $6,130,000 of City of Superior, Wisconsin, Collateralized Utility Revenue Bonds Series 2007B, that, pursuant to Regulation S-K, Item 601(b)(4)(iii), are not filed as exhibits since the total amount of debt authorized under each of these omitted instruments does not exceed 10 percent of our total consolidated assets. We will furnish copies of these instruments to the SEC upon its request.

We are a party to another long-term debt instrument, $38,995,000 original principal amount, of City of Cohasset, Minnesota, Variable Rate Demand Revenue Refunding Bonds (ALLETE, formerly Minnesota Power & Light Company, Project) Series 1997A, Series 1997B and Series 1997C ($36,495,000 remaining principal balance) that, pursuant to Regulation S-K, Item 601(b)(4)(iii), is not filed as an exhibit since the total amount of debt authorized under this omitted instrument does not exceed 10 percent of our total consolidated assets. We will furnish copies of this instrument to the SEC upon its request.

---

* *Incorporated herein by reference as indicated.*

\+ *Management contract or compensatory plan or arrangement pursuant to Item 15(b).*

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLETE, Inc.

Dated: February 16, 2011

By Alan R. Hodnik
Alan R. Hodnik
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
Alan R. Hodnik Alan R. Hodnik	President and Chief Executive Officer (Principal Executive Officer)	February 16, 2011
Mark A. Schober Mark A. Schober	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	February 16, 2011
Steven Q. DeVinck Steven Q. DeVinck	Controller and Vice President – Business Support (Principal Accounting Officer)	February 16, 2011

Signatures (Continued)

Signature	Title	Date
Kathleen A. Brekken Kathleen A. Brekken	Director	February 16, 2011
Kathryn W. Dindo Kathryn W. Dindo	Director	February 16, 2011
Heidi J. Eddins Heidi J. Eddins	Director	February 16, 2011
Sidney W. Emery, Jr. Sidney W. Emery, Jr.	Director	February 16, 2011
James S. Haines, Jr James S. Haines, Jr	Director	February 16, 2011
James J. Hoolihan James J. Hoolihan	Director	February 16, 2011
Madeleine W. Ludlow Madeleine W. Ludlow	Director	February 16, 2011
Douglas C. Neve Douglas C. Neve	Director	February 16, 2011
Leonard C. Rodman Leonard C. Rodman	Director	February 16, 2011
Donald J. Shippar Donald J. Shippar	Director	February 16, 2011
Bruce W. Stender Bruce W. Stender	Director	February 16, 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of ALLETE, Inc:

In our opinion, the accompanying consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of ALLETE, Inc. and its subsidiaries (the Company) at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
Minneapolis, Minnesota
February 16, 2011

Consolidated Financial Statements

ALLETE Consolidated Balance Sheet

As of December 31	2010	2009
Millions		
Assets		
Current Assets		
Cash and Cash Equivalents	$44.9	$25.7
Short-Term Investments	6.7	–
Accounts Receivable (Less Allowance of $0.9 and $0.9)	99.5	118.5
Inventories	60.0	57.0
Prepayments and Other	28.6	24.3
Total Current Assets	239.7	225.5
Property, Plant and Equipment – Net	1,805.6	1,622.7
Regulatory Assets	310.2	293.2
Investment in ATC	93.3	88.4
Other Investments	126.0	130.5
Other Non-Current Assets	34.3	32.8
Total Assets	$2,609.1	$2,393.1
Liabilities and Equity		
Liabilities		
Current Liabilities		
Accounts Payable	$75.4	$62.1
Accrued Taxes	22.0	20.6
Accrued Interest	13.4	11.1
Long-Term Debt Due Within One Year	13.4	5.2
Notes Payable	1.0	1.9
Other	33.7	32.2
Total Current Liabilities	158.9	133.1
Long-Term Debt	771.6	695.8
Deferred Income Taxes	325.2	253.1
Regulatory Liabilities	43.6	47.1
Other Non-Current Liabilities	324.8	325.0
Total Liabilities	1,624.1	1,454.1
Commitments and Contingencies (Note 10)		
Equity		
ALLETE's Equity		
Common Stock Without Par Value, 80.0 Shares Authorized, 35.8 and 35.2 Shares Outstanding	636.1	613.4
Unearned ESOP Shares	(36.8)	(45.3)
Accumulated Other Comprehensive Loss	(23.2)	(24.0)
Retained Earnings	399.9	385.4
Total ALLETE Equity	976.0	929.5
Non-Controlling Interest in Subsidiaries	9.0	9.5
Total Equity	985.0	939.0
Total Liabilities and Equity	$2,609.1	$2,393.1

The accompanying notes are an integral part of these statements.

ALLETE Consolidated Statement of Income

Year Ended December 31	2010	2009	2008
Millions Except Per Share Amounts			
Operating Revenue			
Operating Revenue	$907.0	$766.7	$801.0
Prior Year Rate Refunds	–	(7.6)	–
Total Operating Revenue	907.0	759.1	801.0
Operating Expenses			
Fuel and Purchased Power	325.1	279.5	305.6
Operating and Maintenance	365.6	308.9	318.1
Depreciation	80.5	64.7	55.5
Total Operating Expenses	771.2	653.1	679.2
Operating Income	135.8	106.0	121.8
Other Income (Expense)			
Interest Expense	(39.2)	(33.8)	(26.3)
Equity Earnings in ATC	17.9	17.5	15.3
Other	4.6	1.8	15.6
Total Other Income (Expense)	(16.7)	(14.5)	4.6
Income Before Non-Controlling Interest and Income Taxes	119.1	91.5	126.4
Income Tax Expense	44.3	30.8	43.4
Net Income	74.8	60.7	83.0
Less: Non-Controlling Interest in Subsidiaries	(0.5)	(0.3)	0.5
Net Income Attributable to ALLETE	$75.3	$61.0	$82.5
Average Shares of Common Stock			
Basic	34.2	32.2	29.2
Diluted	34.3	32.2	29.3
Basic Earnings Per Share of Common Stock	$2.20	$1.89	$2.82
Diluted Earnings Per Share of Common Stock	$2.19	$1.89	$2.82
Dividends Per Share of Common Stock	$1.76	$1.76	$1.72

The accompanying notes are an integral part of these statements.

ALLETE Consolidated Statement of Cash Flows

Year Ended December 31	2010	2009	2008
Millions			
Operating Activities			
Net Income	$74.8	$60.7	$83.0
Allowance for Funds Used During Construction	(4.2)	(5.8)	(3.3)
Loss (Income) from Equity Investments, Net of Dividends	(3.1)	0.1	(3.1)
Gain on Real Estate Foreclosure	(0.7)	–	–
Gain on Sale of Assets	–	(0.2)	(4.8)
Gain on Sale of Available-for-sale Securities	–	–	(6.4)
Loss on Impairment of Assets	–	3.1	–
Depreciation Expense	80.5	64.7	55.5
Amortization of Debt Issuance Costs	0.9	0.9	0.8
Deferred Income Tax Expense	66.0	75.2	38.8
Share-Based Compensation Expense	2.2	2.1	1.8
ESOP Compensation Expense	7.1	6.5	10.1
Bad Debt Expense	1.1	1.3	0.7
Changes in Operating Assets and Liabilities			
Accounts Receivable	17.9	(43.5)	2.4
Inventories	(3.0)	(7.3)	(0.2)
Prepayments and Other	(4.3)	–	11.2
Accounts Payable	5.8	10.5	(14.1)
Other Current Liabilities	5.2	5.3	5.9
Regulatory and Other Assets	16.3	(18.3)	(1.8)
Regulatory and Other Liabilities	(33.8)	(17.9)	(22.9)
Cash from Operating Activities	228.7	137.4	153.6
Investing Activities			
Proceeds from Sale of Available-for-sale Securities	0.6	8.9	62.3
Payments for Purchase of Available-for-sale Securities	(2.3)	(2.2)	(44.8)
Investment in ATC	(1.6)	(7.8)	(7.4)
Changes to Other Investments	1.3	(0.7)	(9.2)
Additions to Property, Plant and Equipment	(248.9)	(318.5)	(301.1)
Proceeds from Sale of Assets	–	0.3	20.4
Other	–	–	3.7
Cash for Investing Activities	(250.9)	(320.0)	(276.1)
Financing Activities			
Proceeds from Issuance of Common Stock	20.5	65.2	71.1
Proceeds from Issuance of Long-Term Debt	155.0	111.4	198.7
Changes in Notes Payable	(0.9)	(4.1)	6.0
Reductions of Long-Term Debt	(71.0)	(9.1)	(22.7)
Debt Issuance Costs	(1.4)	(0.6)	(1.5)
Dividends on Common Stock	(60.8)	(56.5)	(50.4)
Cash from Financing Activities	41.4	106.3	201.2
Change in Cash and Cash Equivalents	19.2	(76.3)	78.7
Cash and Cash Equivalents at Beginning of Period	25.7	102.0	23.3
Cash and Cash Equivalents at End of Period	$44.9	$25.7	$102.0

The accompanying notes are an integral part of these statements.

ALLETE Consolidated Statement of Shareholders' Equity

Millions	Total Shareholders' Equity	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned ESOP Shares	Common Stock
Balance as of December 31, 2007	$742.6	$350.4	$(4.5)	$(64.5)	$461.2
Comprehensive Income					
Net Income	83.0	83.0			
Other Comprehensive Income – Net of Tax					
Unrealized Loss on Securities – Net	(6.0)		(6.0)		
Reclassification Adjustment for Gains Included in Income	(3.7)		(3.7)		
Defined Benefit Pension and Other Postretirement Plans	(18.8)		(18.8)		
Total Comprehensive Income	54.5				
Non-Controlling Interest in Subsidiaries	(0.5)	(0.5)			
Comprehensive Income Attributable to ALLETE	54.0				
Adjustment to apply change in Pension and Postretirement measurement date	(1.6)	(1.6)			
Common Stock Issued – Net	72.9				72.9
Dividends Declared	(50.4)	(50.4)			
ESOP Shares Earned	9.6			9.6	
Balance as of December 31, 2008	827.1	380.9	(33.0)	(54.9)	534.1
Comprehensive Income					
Net Income	60.7	60.7			
Other Comprehensive Income – Net of Tax					
Unrealized Gain on Securities – Net	2.8		2.8		
Defined Benefit Pension and Other Postretirement Plans	6.2		6.2		
Total Comprehensive Income	69.7				
Non-Controlling Interest in Subsidiaries	0.3	0.3			
Comprehensive Income Attributable to ALLETE	70.0				
Common Stock Issued – Net	79.3				79.3
Dividends Declared	(56.5)	(56.5)			
ESOP Shares Earned	9.6			9.6	
Balance as of December 31, 2009	929.5	385.4	(24.0)	(45.3)	613.4
Comprehensive Income					
Net Income	74.8	74.8			
Other Comprehensive Income – Net of Tax					
Unrealized Gain on Securities – Net	0.8		0.8		
Total Comprehensive Income	75.6				
Non-Controlling Interest in Subsidiaries	0.5	0.5			
Comprehensive Income Attributable to ALLETE	76.1				
Common Stock Issued – Net	22.7				22.7
Dividends Declared	(60.8)	(60.8)			
ESOP Shares Earned	8.5			8.5	
Balance as of December 31, 2010	$976.0	$399.9	$(23.2)	$(36.8)	$636.1

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements

Note 1. Operations and Significant Accounting Policies

Financial Statement Preparation. References in this report to "we," "us," and "our" are to ALLETE and its subsidiaries, collectively. We prepare our financial statements in conformity with accounting principles generally accepted in the United States of America. These principles require management to make informed judgments, best estimates, and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Actual results could differ from those estimates.

Subsequent Events. The Company performed an evaluation of subsequent events for potential recognition and disclosure through the time of the financial statements issuance.

Principles of Consolidation. Our consolidated financial statements include the accounts of ALLETE and all of our majority-owned subsidiary companies. All material intercompany balances and transactions have been eliminated in consolidation.

Business Segments. Our Regulated Operations and Investments and Other segments were determined in accordance with the guidance on segment reporting. Segmentation is based on the manner in which we operate, assess, and allocate resources to the business. We measure performance of our operations through budgeting and monitoring of contributions to consolidated net income by each business segment.

Regulated Operations includes retail and wholesale rate-regulated electric, natural gas, and water services in northeastern Minnesota and northwestern Wisconsin along with our Investment in ATC. Minnesota Power provides regulated utility electric service to 146,000 retail customers in northeastern Minnesota. SWL&P, a wholly-owned subsidiary, provides regulated utility electric, natural gas and water service in northwestern Wisconsin to 15,000 electric customers, 12,000 natural gas customers and 10,000 water customers. Regulated utility rates are under the jurisdiction of Minnesota, Wisconsin and federal regulatory authorities. Our Investment in ATC includes our approximate 8 percent equity ownership interest in ATC, a Wisconsin-based utility that owns and maintains electric transmission assets in parts of Wisconsin, Michigan, Minnesota and Illinois. (See Note 6. Investment in ATC.)

Investments and Other is comprised primarily of BNI Coal, our coal mining operations in North Dakota, and ALLETE Properties, our Florida real estate investment. This segment also includes a small amount of non-rate base generation, approximately 7,000 acres of land available-for-sale in Minnesota, and earnings on cash and investments.

BNI Coal, a wholly-owned subsidiary, mines and sells lignite coal to two North Dakota mine-mouth generating units, one of which is Square Butte. In 2010, Square Butte supplied approximately 50 percent (227.5 MW) of its output to Minnesota Power under a long-term contract. (See Note 10. Commitments, Guarantees and Contingencies.) Coal sales are recognized when delivered at the cost of production plus a specified profit per ton of coal delivered.

ALLETE Properties is our Florida real estate investment. Our current strategy for the assets is to complete and maintain key entitlements and infrastructure improvements without requiring significant additional investment, and sell the portfolio over time or in bulk transactions.

Full profit recognition is recorded on sales upon closing, provided that cash collections are at least 20 percent of the contract price and the other requirements under the guidance for sales of real estate, are met. In certain cases, where there are obligations to perform significant development activities after the date of sale, we recognize profit on a percentage-of-completion basis. From time to time, certain contracts with customers allow us to receive participation revenue from land sales to third parties if various formula-based criteria are achieved.

In certain cases, we pay fees or construct improvements to mitigate offsite traffic impacts. In return, we receive traffic impact fee credits as a result of some of these expenditures. We recognize revenue from the sale of traffic impact fee credits when payment is received.

Land held-for-sale is recorded at the lower of cost or fair value determined by the evaluation of individual land parcels and is included in Other Investments on our consolidated balance sheet. Real estate costs include the cost of land acquired, subsequent development costs and costs of improvements, capitalized development period interest, real estate taxes and payroll costs of certain employees devoted directly to the development effort. These real estate costs incurred are capitalized to the cost of real estate parcels based upon the relative sales value of parcels within each development project in accordance with the accounting standards for real estate. The cost of real estate includes the actual costs incurred and the estimate of future completion costs allocated to the real estate sold based upon the relative sales value method. Whenever events or circumstances indicate that the carrying value of the real estate may not be recoverable, impairments would be recorded and the related assets would be adjusted to their estimated fair value, less costs to sell. (See Note 7. Investments.)

Cash and Cash Equivalents. We consider all investments purchased with original maturities of three months or less to be cash equivalents.

Note 1. Operations and Significant Accounting Policies (Continued)

Supplemental Statement of Cash Flow Information

Consolidated Statement of Cash Flows Supplemental Disclosure Year Ended December 31	2010	2009	2008
Millions			
Cash Paid During the Period for			
Interest – Net of Amounts Capitalized	$35.7	$29.8	$25.2
Income Taxes (Net of refunds received of $57.1, $6.7 and $–) *(a)*	$(54.2)	$(5.6)	$6.5
Noncash Investing and Financing Activities			
Increase (Decrease) in Accounts Payable for Capital Additions to Property, Plant and Equipment	$7.5	$(24.1)	$17.1
AFUDC – Equity	$4.2	$5.8	$3.3
ALLETE Common Stock contributed to the Pension Plan	–	$(12.0)	–

(a) Due to bonus depreciation provisions in the Small Business Jobs Act of 2010 and the American Recovery and Reinvestment Act of 2009, lower estimated tax payments were made in 2010 and 2009. Refunds received in 2010 resulted from a 2009 NOL which was utilized by carrying it back against prior years' taxable income and the completion of a state income tax audit.

Accounts Receivable. Accounts receivable are reported on the balance sheet net of an allowance for doubtful accounts. The allowance is based on our evaluation of the receivable portfolio under current conditions, overall portfolio quality, review of specific problems and such other factors that, in our judgment, deserve recognition in estimating losses.

Accounts Receivable As of December 31	2010	2009
Millions		
Trade Accounts Receivable		
Billed	$67.6	$56.5
Unbilled	18.9	15.1
Less: Allowance for Doubtful Accounts	0.9	0.9
Total Trade Accounts Receivable	85.6	70.7
Income Taxes Receivable	13.9	47.8
Total Accounts Receivable – Net	$99.5	$118.5

Concentration of Credit Risk. Financial instruments that subject us to concentrations of credit risk consist primarily of accounts receivable. Minnesota Power sells electricity to 10 Large Power Customers. Receivables from these customers totaled $17.3 million at December 31, 2010 ($9.6 million at December 2009). Minnesota Power does not obtain collateral to support utility receivables, but monitors the credit standing of major customers. In addition, our taconite-producing Large Power Customers are on a weekly billing cycle, which allows us to closely manage collection of amounts due.

Long-Term Finance Receivables. Long-term finance receivables relating to our real estate operations are collateralized by property sold, accrue interest at market-based rates and are net of an allowance for doubtful accounts. We assess delinquent finance receivables by comparing the balance of such receivable to the estimated fair value of the collateralized property. If the fair value of the property is less than the finance receivable, we record a reserve for the difference. We estimate fair value based on recent property tax assessed values or current appraisals. (See Note 7. Investments.)

Available-for-Sale Securities. Available-for-sale securities are recorded at fair value with unrealized gains and losses included in accumulated other comprehensive income (loss), net of tax. Unrealized losses that are other than temporary are recognized in earnings. We use the specific identification method as the basis for determining the cost of securities sold. Our policy is to review available-for-sale securities for other than temporary impairment on a quarterly basis by assessing such factors as the share price trends and the impact of overall market conditions. (See Note 7. Investments.)

Inventories. Inventories are stated at the lower of cost or market. Amounts removed from inventory are recorded on an average cost basis.

Inventories As of December 31	2010	2009
Millions		
Fuel	$22.9	$23.0
Materials and Supplies	37.1	34.0
Total Inventories	$60.0	$57.0

Note 1. Operations and Significant Accounting Policies (Continued)

Property, Plant and Equipment. Property, plant and equipment are recorded at original cost and are reported on the balance sheet net of accumulated depreciation. Expenditures for additions, significant replacements, improvements and major plant overhauls are capitalized; maintenance and repair costs are expensed as incurred. Gains or losses on non-rate base property, plant and equipment are recognized when they are retired or otherwise disposed. When regulated utility property, plant and equipment are retired or otherwise disposed, no gain or loss is recognized in accordance with the accounting standards for Regulated Operations. Our Regulated Operations capitalize AFUDC, which includes both an interest and equity component. AFUDC represents the cost of both debt and equity funds used to finance utility plant additions during construction periods. AFUDC amounts capitalized are included in rate base and are recovered from customers as the related property is depreciated. However, the MPUC has approved current cost recovery for several large capital projects recently, resulting in lower recognition of AFUDC. (See Note 3. Property, Plant and Equipment.)

Long-Lived Asset Impairments. We account for our long-lived assets at depreciated historical cost. A long-lived asset is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. We conduct this assessment in accordance with the accounting standards for impairment or disposal of long-lived assets. Judgments and uncertainties affecting the application of accounting for asset impairment include economic conditions affecting market valuations, changes in our business strategy, and changes in our forecast of future operating cash flows and earnings. We would recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted future cash flows. Management judgment is involved in both deciding if testing for recoverability is necessary and in estimating undiscounted future cash flows.

Derivatives. We review all material power purchase and sales contracts for derivative treatment to determine if they qualify for the normal purchase normal sale exception under the guidance for derivatives and hedging.

Accounting for Stock-Based Compensation. We apply the fair value recognition guidance for share-based payments. Under this guidance, we recognize stock-based compensation expense for all share-based payments granted, net of an estimated forfeiture rate. (See Note 16. Employee Stock and Incentive Plans.)

Prepayments and Other Current Assets As of December 31	2010	2009
Millions		
Deferred Fuel Adjustment Clause (See Note 5. Regulatory Matters)	$20.6	$15.5
Other	8.0	8.8
Total Prepayments and Other Current Assets	$28.6	$24.3

Other Non-Current Liabilities As of December 31	2010	2009
Millions		
Future Benefit Obligation Under Defined Benefit Pension and Other Postretirement Plans	$231.4	$231.2
Asset Retirement Obligation (See Note 3. Property, Plant and Equipment)	50.3	44.6
Other	43.1	49.2
Total Other Non-Current Liabilities	$324.8	$325.0

Environmental Liabilities. We review environmental matters for disclosure on a quarterly basis. Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. These accruals are adjusted periodically as assessment and remediation efforts progress or as additional technical or legal information becomes available. Accruals for environmental liabilities are included in the balance sheet at undiscounted amounts and exclude claims for recoveries from insurance or other third parties. Costs related to environmental contamination treatment and cleanup are charged to operating expense unless recoverable in rates from customers. (See Note 10. Commitments, Guarantees and Contingencies.)

Revenue Recognition. Regulated utility rates are under the jurisdiction of Minnesota, Wisconsin and federal regulatory authorities. Customers are billed on a cycle basis. Revenue is accrued for service provided but not billed. Regulated utility electric rates include adjustment clauses that: (1) bill or credit customers for fuel and purchased energy costs above or below the base levels in rate schedules; (2) bill retail customers for the recovery of conservation improvement program expenditures not collected in base rates; and (3) bill customers for the recovery of certain environmental and renewable energy expenditures. Fuel and purchased power expense is deferred to match the period in which the revenue for fuel and purchased power expense is collected from customers pursuant to the fuel adjustment clause.

Unamortized Discount and Premium on Debt. Discount and premium on debt are deferred and amortized over the terms of the related debt instruments using the straight-line method.

Note 1. Operations and Significant Accounting Policies (Continued)

Income Taxes. We file a consolidated federal income tax return. We account for income taxes using the liability method in accordance with the accounting standards for income taxes. Under the liability method, deferred income tax assets and liabilities are established for all temporary differences in the book and tax basis of assets and liabilities, based upon enacted tax laws and rates applicable to the periods in which the taxes become payable. Due to the effects of regulation on Minnesota Power and SWL&P, certain adjustments made to deferred income taxes are, in turn, recorded as regulatory assets or liabilities. Federal investment tax credits have been recorded as deferred credits and are being amortized to income tax expense over the service lives of the related property. In accordance with the accounting standards for uncertainty in income taxes, we are required to recognize in our financial statements the largest tax benefit of a tax position that is "more-likely-than-not" to be sustained on audit, based solely on the technical merits of the position as of the reporting date. The term "more-likely-than-not" means more than 50 percent likely. (See Note 13. Income Tax Expense.)

Excise Taxes. We collect excise taxes from our customers levied by government entities. These taxes are stated separately on the billing to the customer and recorded as a liability to be remitted to the government entity. We account for the collection and payment of these taxes on a net basis.

Recently Adopted Accounting Standards.

Receivables. In July 2010, the FASB issued an accounting standards update requiring expanded disclosures on allowances for credit losses and the credit quality of the financing receivables of an entity. This guidance also requires a roll forward schedule of the allowance for credit losses for each reporting period. The guidance for greater transparency was adopted December 31, 2010, and did not have an impact on our consolidated financial position, results of operations or cash flows. The guidance for the roll forward requirement is effective January 1, 2011, and is not expected to have an impact on our consolidated financial position, results of operations or cash flows as the amended guidance provides only disclosure requirements.

Derivative Instruments and Hedging Activities. In March 2010, the FASB issued new guidance on the accounting for credit derivatives that are embedded in beneficial interests in securitized financial assets. This new guidance eliminated the scope exception for embedded credit derivatives and provided new guidance on the evaluation to be performed. This guidance was effective June 15, 2010. As of December 31, 2010, we did not have any embedded credit derivatives.

Subsequent Events. In February 2010, the FASB issued an accounting standards update that eliminates the requirement to disclose the date through which subsequent events have been evaluated. The amended guidance was adopted and effective during the first quarter of 2010, and did not have an impact on our consolidated financial position, results of operations or cash flows.

Fair Value. In January 2010, the FASB issued an amendment to the fair value measurement and disclosure standard improving disclosures about fair value measurements. This amended guidance requires separate disclosure of significant transfers in and out of Levels 1 and 2 and the reasons for the transfers. The amended guidance also requires that in the Level 3 reconciliation, the information about purchases, sales, issuances, and settlements be disclosed separately on a gross basis rather than as one net number. The guidance for the Level 1 and 2 disclosures was adopted January 1, 2010, and did not have an impact on our consolidated financial position, results of operations or cash flows. The guidance for the activity in Level 3 disclosures is effective January 1, 2011, and is not expected to have an impact on our consolidated financial position, results of operations or cash flows as the amended guidance provides only disclosure requirements.

Variable Interest Entities (VIEs). In June 2009, the FASB issued authoritative guidance changing the approach to determine a VIE's primary beneficiary and requiring ongoing assessments of whether an enterprise is the primary beneficiary of a VIE. This guidance also requires additional disclosures about a company's involvement with VIEs and any significant changes in risk exposure due to that involvement. This guidance was adopted January 1, 2010, and did not have an impact on our consolidated financial position, results of operations or cash flows.

Note 2. Business Segments

Regulated Operations includes our regulated utilities, Minnesota Power and SWL&P, as well as our investment in ATC, a Wisconsin-based utility that owns and maintains electric transmission assets in parts of Wisconsin, Michigan, Minnesota, and Illinois. Investments and Other is comprised primarily of BNI Coal, our coal mining operations in North Dakota, and ALLETE Properties, our Florida real estate investment. This segment also includes a small amount of non-rate base generation, approximately 7,000 acres of land available-for-sale in Minnesota, and earnings on cash and investments. For a description of our reportable business segments, see Item 1. Business.

	Consolidated	Regulated Operations	Investments and Other
Millions			
2010			
Operating Revenue	$907.0	$835.5	$71.5
Fuel and Purchased Power	325.1	325.1	–
Operating and Maintenance	365.6	292.3	73.3
Depreciation Expense	80.5	76.1	4.4
Operating Income (Loss)	135.8	142.0	(6.2)
Interest Expense	(39.2)	(32.3)	(6.9)
Equity Earnings in ATC	17.9	17.9	–
Other Income	4.6	3.8	0.8
Income (Loss) Before Non-Controlling Interest and Income Taxes	119.1	131.4	(12.3)
Income Tax Expense (Benefit)	44.3	51.6	(7.3)
Net Income (Loss)	74.8	79.8	(5.0)
Less: Non-Controlling Interest in Subsidiaries	(0.5)	–	(0.5)
Net Income (Loss) Attributable to ALLETE	$75.3	$79.8	$(4.5)
Total Assets	$2,609.1	$2,375.4	$233.7
Capital Additions	$260.0	$256.4	$3.6

	Consolidated	Regulated Operations	Investments and Other
Millions			
2009			
Operating Revenue	$766.7	$689.4	$77.3
Prior Year Rate Refunds	(7.6)	(7.6)	–
Total Operating Revenue	759.1	681.8	77.3
Fuel and Purchased Power	279.5	279.5	–
Operating and Maintenance	308.9	235.8	73.1
Depreciation Expense	64.7	60.2	4.5
Operating Income (Loss)	106.0	106.3	(0.3)
Interest Expense	(33.8)	(28.3)	(5.5)
Equity Earnings in ATC	17.5	17.5	–
Other Income (Expense)	1.8	5.8	(4.0)
Income (Loss) Before Non-Controlling Interest and Income Taxes	91.5	101.3	(9.8)
Income Tax Expense (Benefit)	30.8	35.4	(4.6)
Net Income (Loss)	60.7	65.9	(5.2)
Less: Non-Controlling Interest in Subsidiaries	(0.3)	–	(0.3)
Net Income (Loss) Attributable to ALLETE	$61.0	$65.9	$(4.9)
Total Assets	$2,393.1	$2,184.0	$209.1
Capital Additions	$303.7	$299.2	$4.5

Note 2. Business Segments (Continued)

	Consolidated	Regulated Operations	Investments and Other
Millions			
2008			
Operating Revenue	$801.0	$712.2	$88.8
Fuel and Purchased Power	305.6	305.6	–
Operating and Maintenance	318.1	239.3	78.8
Depreciation Expense	55.5	50.7	4.8
Operating Income	121.8	116.6	5.2
Interest Expense	(26.3)	(24.0)	(2.3)
Equity Earnings in ATC	15.3	15.3	–
Other Income	15.6	3.6	12.0
Income Before Non-Controlling Interest and Income Taxes	126.4	111.5	14.9
Income Tax Expense (Benefit)	43.4	43.6	(0.2)
Net Income	83.0	67.9	15.1
Less: Non-Controlling Interest in Subsidiaries	0.5	–	0.5
Net Income Attributable to ALLETE	$82.5	$67.9	$14.6
Total Assets	$2,134.8	$1,832.1	$302.7
Capital Additions	$322.9	$317.0	$5.9

Note 3. Property, Plant and Equipment

Property, Plant and Equipment As of December 31	2010	2009
Millions		
Regulated Utility	$2,649.2	$2,415.7
Construction Work in Progress	86.6	89.6
Accumulated Depreciation	(975.8)	(928.8)
Regulated Utility Plant – Net	1,760.0	1,576.5
Non-Rate Base Energy Operations	88.4	87.0
Construction Work in Progress	4.5	3.6
Accumulated Depreciation	(48.0)	(45.5)
Non-Rate Base Energy Operations Plant – Net	44.9	45.1
Other Plant – Net	0.7	1.1
Property, Plant and Equipment – Net	$1,805.6	$1,622.7

Depreciation is computed using the straight-line method over the estimated useful lives of the various classes of assets. The MPUC and the PSCW have approved depreciation rates for our Regulated Utility plant.

Estimated Useful Lives of Property, Plant and Equipment

Regulated Utility –	Generation	1 to 35 years	Non-Rate Base Operations	3 to 61 years
	Transmission	42 to 61 years	Other Plant	5 to 25 years
	Distribution	14 to 65 years		

Asset Retirement Obligations. We recognize, at fair value, obligations associated with the retirement of certain tangible, long-lived assets that result from the acquisition, construction or development and/or normal operation of the asset. Asset retirement obligations (ARO) relate primarily to the decommissioning of our utility steam generating facilities and land reclamation at BNI Coal, and are included in Other Non-Current Liabilities on our consolidated balance sheet. The associated retirement costs are capitalized as part of the related long-lived asset and depreciated over the useful life of the asset. Removal costs associated with certain distribution and transmission assets have not been recognized, as these facilities have indeterminate useful lives. Conditional asset retirement obligations have been identified for treated wood poles and remaining polychlorinated biphenyl and asbestos-containing assets; however, removal costs have not been recognized because they are considered immaterial to our consolidated financial statements.

Long-standing ratemaking practices approved by applicable state and federal regulatory commissions have allowed provisions for future plant removal costs in depreciation rates. These plant removal cost recoveries were included in accumulated depreciation. These plant removal cost recoveries are classified either as AROs or as a regulatory liability for non-ARO obligations. To the extent annual accruals for plant removal costs differ from accruals under approved depreciation rates, a regulatory asset has been established in accordance with the guidance for AROs. (See Note 5. Regulatory Matters.)

Note 3. Property, Plant and Equipment (Continued)

Asset Retirement Obligation	
Millions	
Obligation as of December 31, 2008	$39.5
Accretion Expense	2.3
Additional Liabilities Incurred in 2009	2.8
Obligation as of December 31, 2009	44.6
Accretion Expense	2.9
Additional Liabilities Incurred in 2010	2.8
Obligation as of December 31, 2010	$50.3

Note 4. Jointly-Owned Electric Facility

Following are our investments in jointly owned plants and the related ownership percentages as of December 31, 2010:

	Plant in Service	Accumulated Depreciation	Construction Work in Progress	% Ownership
Millions				
Boswell Unit 4	$407.5	$175.5	$19.6	80
CapX2020	–	–	11.3	9.3 – 14.7
Total	$407.5	$175.5	$30.9	

We own 80 percent of the 585-MW Boswell Energy Center Unit 4 (Boswell Unit 4). While we operate the plant, certain decisions about the operations of Boswell Unit 4 are subject to the oversight of a committee on which we and WPPI Energy, the owner of the remaining 20 percent of Boswell Unit 4, have equal representation and voting rights. Each of us must provide our own financing and is obligated to pay our ownership share of operating costs. Our share of direct operating expenses of Boswell Unit 4 is included in operating expense on our consolidated statement of income. We are a participant in the CapX2020 initiative to ensure reliable electric transmission and distribution in the surrounding region, along with other electric cooperatives, municipals, and investor-owned utilities. We are currently participating in three CapX2020 projects with varying ownership percentages.

Note 5. Regulatory Matters

Electric Rates. Entities within our Regulated Operations segment file for periodic rate revisions with the MPUC, the FERC or the PSCW.

2010 Rate Case. On November 2, 2009, Minnesota Power filed an $81 million retail rate increase request to recover the costs of significant investments to ensure current and future system reliability, enhance environmental performance, and bring new renewable energy to northeastern Minnesota. Interim rates were put into effect on January 1, 2010, and were originally estimated to increase revenues by $48.5 million in 2010. In April 2010, we adjusted our initial filing for events that had occurred since November 2009 – primarily increased sales to our industrial customers – resulting in a retail rate increase request of $72 million, a return on equity request of 11.25 percent, and a capital structure consisting of 54.29 percent equity and 45.71 percent debt. As a result of these increased sales, interim rates were approximately $52 million for 2010.

On November 2, 2010, Minnesota Power received a written order from the MPUC approving a retail rate increase of approximately $54 million, a 10.38 percent return on common equity and a 54.29 percent equity ratio, subject to reconsideration. In a hearing on January 19, 2011, the MPUC denied all reconsideration requests. Final rates will be implemented after acceptance of the compliance filing, estimated in the second quarter of 2011. Minnesota Power will continue to collect interim rates from its customers until the new rates go into effect. We expect no interim rate refunds will be issued.

FERC-Approved Wholesale Rates. Minnesota Power's non-affiliated municipal customers consist of 16 municipalities in Minnesota and 1 private utility in Wisconsin. SWL&P, a wholly-owned subsidiary of ALLETE, is also a private utility in Wisconsin and a customer of Minnesota Power. In 2008, Minnesota Power entered into formula-based rate contracts with these customers. The rates included in these contracts are calculated using a cost-based formula methodology that is set at the beginning of the year using estimated costs, and provides for a true-up calculation for actual costs. The estimated true-up is recorded in the current year, then finalized and billed or paid to customers in the following year. The contracts include a termination clause requiring a 3 year notice to terminate. To date, no termination notices have been received.

Note 5. Regulatory Matters (Continued)

2010 Wisconsin Rate Increase. During 2010, SWL&P's retail rates were based on a 2008 PSCW retail rate order, which was effective January 1, 2009. SWL&P's 2011 retail rates are based on a 2010 PSCW retail rate order, effective January 1, 2011, and allows for a 10.9 percent return on common equity. The new rates reflect a 2.4 percent average increase in retail utility rates for SWL&P customers (a 12.80 percent increase in water rates, a 2.49 percent increase in natural gas rates and a 0.68 percent increase in electric rates). On an annualized basis, the rate increase will generate approximately $2 million in additional revenue.

Deferred Regulatory Assets and Liabilities. Our regulated utility operations are subject to the accounting guidance on Regulated Operations. We capitalize incurred costs, as regulatory assets, which are probable of recovery in future utility rates. Regulatory liabilities represent amounts expected to be refunded or credited to customers in rates. No regulatory assets or liabilities are currently earning a return.

Deferred Regulatory Assets and Liabilities **As of December 31**	**2010**	**2009**
Millions		
Deferred Regulatory Assets		
Future Benefit Obligations Under		
Defined Benefit Pension and Other Postretirement Plans *(a)*	$257.9	$235.8
Boswell Unit 3 Environmental Rider *(b)*	20.5	20.9
Deferred Fuel *(c)*	20.6	20.8
Income Taxes	17.3	15.7
Asset Retirement Obligation	7.8	6.3
Deferred MISO Costs	0.9	2.4
Premium on Reacquired Debt	1.8	2.0
Other	4.0	4.8
Total Deferred Regulatory Assets	$330.8	$308.7
Deferred Regulatory Liabilities		
Income Taxes	$23.4	$25.9
Plant Removal Obligations	16.9	16.9
Other	3.3	4.3
Total Deferred Regulatory Liabilities	$43.6	$47.1

(a) See Note 15. Pension and Other Postretirement Benefit Plans.

(b) MPUC-approved current cost recovery rider related to environmental improvements that were placed in service in November 2009. As part of our 2010 rate case, on November 2, 2010, the MPUC approved a proposal to move the rider balance to Property, Plant and Equipment to recover in rate base, which will be effective upon a final rate order.

(c) As of December 31, 2009, under our 2008 rate case, $5 million of this balance related to deferred fuel costs incurred under the former base cost of fuel calculation. During the fourth quarter of 2010, it was determined that the asset was no longer probable of recovery in future utility rates and was therefore written off.

Current and Non-Current Deferred Regulatory Assets and Liabilities **As of December 31**	**2010**	**2009**
Millions		
Total Current Deferred Regulatory Assets *(a)*	$20.6	$15.5
Total Non-Current Deferred Regulatory Assets	310.2	293.2
Total Deferred Regulatory Assets	$330.8	$308.7
Total Current Deferred Regulatory Liabilities	–	–
Total Non-Current Deferred Regulatory Liabilities	$43.6	$47.1
Total Deferred Regulatory Liabilities	$43.6	$47.1

(a) Current deferred regulatory assets consist of deferred fuel costs and are included in prepayments and other on the consolidated balance sheet.

Note 6. Investment in ATC

Investment in ATC. Our wholly-owned subsidiary, Rainy River Energy, owns approximately 8 percent of ATC, a Wisconsin-based utility that owns and maintains electric transmission assets in parts of Wisconsin, Michigan, Minnesota, and Illinois. ATC rates are FERC approved and are based on a 12.2 percent return on common equity dedicated to utility plant. We account for our investment in ATC under the equity method of accounting. As of December 31, 2010, our equity investment balance in ATC was $93.3 million ($88.4 million at December 31, 2009). On January 31, 2011, we invested an additional $0.8 million in ATC. In total, we expect to invest approximately $2 million throughout 2011.

Note 6. Investment in ATC (Continued)

ALLETE's Interest in ATC Year Ended December 31	2010	2009
Millions		
Equity Investment Beginning Balance	$88.4	$76.9
Cash Investments	1.6	7.8
Equity in ATC Earnings	17.9	17.5
Distributed ATC Earnings	(14.6)	(13.8)
Equity Investment Ending Balance	$93.3	$88.4

ATC Summarized Financial Data

Balance Sheet Data As of December 31	2010	2009
Millions		
Current Assets	$59.9	$51.1
Non-Current Assets	2,888.4	2,767.3
Total Assets	$2,948.3	$2,818.4
Current Liabilities	$428.4	$285.5
Long-Term Debt	1,175.0	1,259.6
Other Non-Current Liabilities	84.9	76.9
Members' Equity	1,260.0	1,196.4
Total Liabilities and Members' Equity	$2,948.3	$2,818.4

Income Statement Data Year Ended December 31	2010	2009	2008
Millions			
Revenue	$556.7	$521.5	$466.6
Operating Expense	251.1	230.3	209.0
Other Expense	85.9	77.8	69.6
Net Income	$219.7	$213.4	$188.0
ALLETE's Equity in Net Income	$17.9	$17.5	$15.3

Note 7. Investments

Investments. At December 31, 2010, our long-term investment portfolio included the real estate assets of ALLETE Properties, debt and equity securities consisting primarily of securities held to fund employee benefits and land held-for-sale in Minnesota.

Other Investments As of December 31	2010	2009
Millions		
ALLETE Properties	$94.0	$93.1
Available-for-sale Securities *(a)*	25.2	29.5
Other	6.8	7.9
Total Other Investments	$126.0	$130.5

(a) As of December 31, 2010, our remaining $6.7 million of Auction Rate Securities were classified as short-term as they were called prior to December 31, 2010, and redeemed at carrying value on January 5, 2011.

Note 7. Investments (Continued)

ALLETE Properties **As of December 31**	**2010**	**2009**
Millions		
Land Held-for-Sale Beginning Balance	$74.9	$71.2
Additions during period:		
Deeds to Collateralized Property *(a)*	9.9	–
Capitalized Improvements and Other	1.2	5.6
Deductions during period: Cost of Real Estate Sold	–	(1.9)
Land Held-for-Sale Ending Balance	86.0	74.9
Long-Term Finance Receivables (net of allowances of $0.8 and $0.4) *(a)*	3.7	12.9
Other	4.3	5.3
Total Real Estate Assets	$94.0	$93.1

(a) The deeds to collateralized property resulted primarily from an entity which filed for voluntary Chapter 11 bankruptcy and were recorded at fair value net of estimated selling costs. The change in the long-term finance receivables was primarily a result of the same transaction.

Land Held-for-sale. Land held-for-sale is recorded at the lower of cost or fair value determined by the evaluation of individual land parcels. Land values are reviewed for impairment and no impairments were recorded for the year ended December 31, 2010 (none in 2009).

Long-Term Finance Receivables. As of December 31, 2010, long-term finance receivables were $3.7 million net of allowance ($12.9 million net of allowance as of December 31, 2009). Long-term finance receivables are collateralized by property sold, accrue interest at market-based rates and are net of an allowance for doubtful accounts. As of December 31, 2010, the reserve balance was due to an impairment of $0.8 million on a delinquent note receivable where the fair value of the collateralized property was less than the note balance ($0.3 million of impairments in 2009). This valuation technique constitutes a Level 3 non-recurring fair value measurement.

If a purchaser defaults on a sales contract, the legal remedy is usually limited to terminating the contract and retaining the purchaser's deposit. The property is then available for resale. In many cases, contract purchasers incur significant costs during due diligence, planning, designing and marketing the property before the contract closes, therefore they have substantially more at risk than the deposit.

In June 2010, ALLETE Properties received deeds in lieu of foreclosure to properties which had been sold in multiple transactions over various years to one purchaser. The properties were sold with seller financing, of which $7.0 million remained due and owing from the purchaser that filed for voluntary Chapter 11 bankruptcy protection in June 2009. The bankruptcy trustee approved the transfer of the properties back to ALLETE Properties in satisfaction of the amount owed. The fair value of the properties received net of selling expenses was $8.8 million. The receipt of properties resulted in a pretax gain of $0.7 million after reflecting other liabilities assumed and non-controlling interest.

Available-for-Sale Investments. We account for our available-for-sale portfolio in accordance with the guidance for certain investments in debt and equity securities. Our available-for-sale securities portfolio consisted of securities established to fund certain employee benefits and auction rate securities.

Available-For-Sale Securities

Million		**Gross Unrealized**		
As of December 31	**Cost**	**Gain**	**(Loss)**	**Fair Value**
2010	$27.4	$0.2	$(2.4)	$25.2
2009	$33.1	$0.1	$(3.7)	$29.5
2008	$40.5	–	$(7.9)	$32.6

Year Ended December 31	**Net Proceeds**	**Gross Realized Gain**	**Gross Realized (Loss)**	**Net Unrealized Gain (Loss) in Other Comprehensive Income**
2010	$(1.7)	–	–	$1.4
2009	$6.7	–	–	$4.5
2008	$17.5	$6.5	$(0.1)	$(9.7)

Auction Rate Securities. As of December 31, 2010, our ARS were classified as a short-term investment as the remaining balance of $6.7 million was redeemed at carrying value on January 5, 2011. As of December 31, 2009, our ARS were classified as long-term investments.

Note 8. Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). We utilize market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. We primarily apply the market approach for recurring fair value measurements and endeavor to utilize the best available information. Accordingly, we utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs, which are used to measure fair value, are prioritized through the fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 — Quoted prices are available in active markets for identical assets or liabilities as of the reported date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. This category includes primarily mutual fund investments held to fund employee benefits.

Level 2 — Pricing inputs are other than quoted prices in active markets, but are either directly or indirectly observable as of the reported date. The types of assets and liabilities included in Level 2 are typically either comparable to actively traded securities or contracts, such as treasury securities with pricing interpolated from recent trades of similar securities, or priced with models using highly observable inputs, such as commodity options priced using observable forward prices and volatilities. This category includes deferred compensation, fixed income securities, and derivative instruments consisting of cash flow hedges.

Level 3 — Significant inputs that are generally less observable from objective sources. The types of assets and liabilities included in Level 3 are those with inputs requiring significant management judgment or estimation, such as the complex and subjective models and forecasts used to determine the fair value. This category includes ARS consisting of guaranteed student loans and derivative instruments consisting of FTRs.

The following tables set forth by level within the fair value hierarchy, our assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2010, and December 31, 2009. Each asset and liability is classified based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement requires judgment, which may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

	At Fair Value as of December 31, 2010			
Recurring Fair Value Measures	**Level 1**	**Level 2**	**Level 3**	**Total**
Millions				
Assets:				
Equity Securities	$19.4	–	–	$19.4
Available-for-sale Securities				
Corporate Debt Securities	–	$7.5	–	7.5
Debt Securities Issued by States of the United States (ARS) *(a)*	–	–	$6.7	6.7
Total Available-for-sale Securities	–	7.5	6.7	14.2
Money Market Funds	0.8	–	–	0.8
Total Fair Value of Assets	$20.2	$7.5	$6.7	$34.4
Liabilities:				
Deferred Compensation	–	$13.3	–	$13.3
Total Fair Value of Liabilities	–	$13.3	–	$13.3
Total Net Fair Value of Assets (Liabilities)	$20.2	$(5.8)	$6.7	$21.1

(a) The remaining $6.7 million of ARS were redeemed at carrying value on January 5, 2011.

Recurring Fair Value Measures Activity in Level 3	**Derivatives**	**Debt Securities Issued by the States of the United States (ARS)**
Millions		
Balance as of December 31, 2009	$0.7	$6.7
Purchases, sales, issuances and settlements, net	(0.7)	–
Level 3 transfers in	–	–
Balance as of December 31, 2010 *(a)*	–	$6.7

(a) The remaining $6.7 million of ARS were redeemed at carrying value on January 5, 2011.

Note 8. Fair Value (Continued)

Recurring Fair Value Measures	At Fair Value as of December 31, 2009			
	Level 1	Level 2	Level 3	Total
Millions				
Assets:				
Equity Securities	$17.8	–	–	$17.8
Available-for-sale Securities				
Corporate Debt Securities	–	$6.4	–	6.4
Debt Securities Issued by States of the United States	–	–	$6.7	6.7
Total Available-for-sale Securities	–	6.4	6.7	13.1
Derivatives	–	–	0.7	0.7
Money Market Funds	1.4	–	–	1.4
Total Fair Value of Assets	$19.2	$6.4	$7.4	$33.0
Liabilities:				
Deferred Compensation	–	$14.6	–	$14.6
Total Fair Value of Liabilities	–	$14.6	–	$14.6
Total Net Fair Value of Assets (Liabilities)	$19.2	$(8.2)	$7.4	$18.4

Recurring Fair Value Measures Activity in Level 3	Derivatives	Debt Securities Issued by the States of the United States (ARS)
Millions		
Balance as of December 31, 2008	–	$15.2
Purchases, sales, issuances and settlements, net *(a)*	$0.7	(8.5)
Level 3 transfers in	–	–
Balance as of December 31, 2009	$0.7	$6.7

(a) ARS were redeemed during 2009 at carrying value.

The Company's policy is to recognize transfers in and transfers out as of the actual date of the event or change in circumstances that caused the transfer. For the year ended December 31, 2010 and 2009, there were no transfers in or out of Levels 1, 2 or 3.

Fair Value of Financial Instruments. With the exception of the items listed below, the estimated fair value of all financial instruments approximates the carrying amount. The fair value for the items below were based on quoted market prices for the same or similar instruments.

Financial Instruments	Carrying Amount	Fair Value
Millions		
Long-Term Debt, Including Current Portion		
December 31, 2010	$785.0	$796.7
December 31, 2009	$701.0	$734.8

Note 9. Short-Term and Long-Term Debt

Short-Term Debt. Total short-term debt outstanding as of December 31, 2010, was $14.4 million ($7.1 million at December 31, 2009) and consisted of long-term debt due within one year and notes payable. (See ALLETE consolidated balance sheet.)

As of December 31, 2010, we had bank lines of credit aggregating $154.0 million ($157.0 million at December 31, 2009), the majority of which expire in January 2012. We expect to enter into new bank lines of credit during 2011 to replace the expiring facility. These bank lines of credit are available to provide short-term bank loans and credit support for commercial paper. At December 31, 2010, $1.0 million ($69.2 million at December 31, 2009) was drawn on our lines of credit leaving a $153.0 million balance available for use ($87.8 million at December 31, 2009). In December 2009, we drew $65.0 million on our $150.0 million syndicated revolving credit facility to temporarily fund the purchase of the 250 kV DC transmission line. In February 2010, we issued $80.0 million of First Mortgage Bonds (Bonds) (see Long-Term Debt, below). We used the proceeds from the sale of the Bonds to pay off the outstanding amount drawn on the line, resulting in the $65.0 million borrowing under our line of credit being classified as long-term debt at December 31, 2009.

Note 9. Short-Term and Long-Term Debt (Continued)

On November 12, 2009, BNI Coal replaced a $6.0 million Promissory Note and Supplement (Line of Credit) with CoBANK, ACB with a $3.0 million Line of Credit and a $3.0 million term loan with CoBANK, ACB. The Line of Credit was renewed on December 22, 2010, and now expires on November 20, 2012. The Line of Credit is being used for general corporate purposes. As of December 31, 2010, $1.0 million was drawn on the Line of Credit. The $3.0 million term loan has a fixed interest rate of 5.19 percent and is payable in 28 equal quarterly installments commencing January 20, 2010, and ending on October 20, 2016.

Long-Term Debt. The aggregate amount of long-term debt maturing during 2011 is $13.4 million ($3.3 million in 2012; $73.9 million in 2013; $19.5 million in 2014; $16.3 million in 2015; and $658.6 million thereafter). Substantially all of our electric plant is subject to the lien of the mortgages collateralizing various First Mortgage Bonds. The mortgages contain non-financial covenants customary in utility mortgages, including restrictions on our ability to incur liens, dispose of assets, and merge with other entities.

In February 2010, we issued $80.0 million in principal amount of unregistered First Mortgage Bonds in the private placement market in three series as follows:

Issue Date	Maturity	Principal Amount	Interest Rate
February 17, 2010	April 15, 2021	$15 Million	4.85%
February 17, 2010	April 15, 2025	$30 Million	5.10%
February 17, 2010	April 15, 2040	$35 Million	6.00%

We used the proceeds from the sale of the bonds to pay off an outstanding balance of $65 million on our syndicated revolving credit facility, to fund utility capital investments and for general corporate purposes.

In August 2010, we issued $75.0 million in principal amount of unregistered First Mortgage Bonds in the private placement market in two series as follows:

Issue Date	Maturity	Principal Amount	Interest Rate
August 17, 2010	October 15, 2025	$30 Million	4.90%
August 17, 2010	April 15, 2040	$45 Million	5.82%

We used the proceeds to fund utility capital investments and for general corporate purposes.

For the February and August 2010 bond issuances (the Bonds), we have the option to prepay all or a portion of the Bonds at our discretion, subject to a make-whole provision. The Bonds are subject to the terms and conditions of our utility mortgage. The Bonds were sold in reliance on an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended, to institutional accredited investors.

Note 9. Short-Term and Long-Term Debt (Continued)

Long-Term Debt As of December 31	2010	2009
Millions		
First Mortgage Bonds		
4.86% Series Due 2013	$60.0	$60.0
6.94% Series Due 2014	18.0	18.0
7.70% Series Due 2016	20.0	20.0
8.17% Series Due 2019	42.0	42.0
5.28% Series Due 2020	35.0	35.0
4.85% Series Due 2021	15.0	–
4.95% Pollution Control Series F Due 2022	111.0	111.0
6.02% Series Due 2023	75.0	75.0
4.90% Series Due 2025	30.0	–
5.10% Series Due 2025	30.0	–
5.99% Series Due 2027	60.0	60.0
5.69% Series Due 2036	50.0	50.0
6.00% Series Due 2040	35.0	–
5.82% Series Due 2040	45.0	–
SWL&P First Mortgage Bonds		
7.25% Series Due 2013	10.0	10.0
Senior Unsecured Notes 5.99% Due 2017	50.0	50.0
Variable Demand Revenue Refunding Bonds Series 1997 A, B, and C Due 2012 – 2020	28.3	28.3
Industrial Development Revenue Bonds 6.5% Due 2025	6.0	6.0
Industrial Development Variable Rate Demand Refunding Revenue Bonds Series 2006 Due 2025	27.8	27.8
Line of Credit Facility *(a)*	–	65.0
Other Long-Term Debt, 1.0% – 8.0% Due 2011 – 2037	36.9	42.9
Total Long-Term Debt	785.0	701.0
Less: Due Within One Year	13.4	5.2
Net Long-Term Debt	$771.6	$695.8

(a) A portion of the proceeds from the issuance on February 17, 2010, of $80 million principal amount of First Mortgage Bonds due in 2021, 2025 and 2040, was used to repay the outstanding borrowings on the Line of Credit Facility as of December 31, 2009.

Financial Covenants. Our long-term debt arrangements contain customary covenants. In addition, our lines of credit and letters of credit supporting certain long-term debt arrangements contain financial covenants. The most restrictive covenant requires ALLETE to maintain a ratio of its Funded Debt to Total Capital (as the amounts are calculated in accordance with the respective long-term debt arrangements) of less than or equal to 0.65 to 1.00 measured quarterly. As of December 31, 2010, our ratio was approximately 0.43 to 1.00. Failure to meet this covenant would give rise to an event of default if not cured after notice from the lender, in which event ALLETE may need to pursue alternative sources of funding. Some of ALLETE's debt arrangements contain "cross-default" provisions that would result in an event of default if there is a failure under other financing arrangements to meet payment terms or to observe other covenants that would result in an acceleration of payments due. As of December 31, 2010, ALLETE was in compliance with its financial covenants.

Note 10. Commitments, Guarantees and Contingencies

Power Purchase Agreements. Our long-term PPAs have been evaluated under the accounting guidance for variable interest entities. We have determined that either we have no variable interest in the PPA, or where we do have variable interests, we are not the primary beneficiary; therefore, consolidation is not required. These conclusions are based on the fact that we do not have both control over activities that are most significant to the entity and an obligation to absorb losses or receive benefits from the entity's performance. Our financial exposure relating to these PPA is limited to our fixed capacity and energy payments.

Square Butte PPA. Minnesota Power has a power purchase agreement with Square Butte that extends through 2026 (Agreement). It provides a long-term supply of energy to customers in our electric service territory and enables Minnesota Power to meet power pool reserve requirements. Square Butte, a North Dakota cooperative corporation, owns a 455-MW coal-fired generating unit (Unit) near Center, North Dakota. The Unit is adjacent to a generating unit owned by Minnkota Power, a North Dakota cooperative corporation whose Class A members are also members of Square Butte. Minnkota Power serves as the operator of the Unit and also purchases power from Square Butte.

Note 10. Commitments, Guarantees and Contingencies (Continued)

Minnesota Power is obligated to pay its pro rata share of Square Butte's costs based on Minnesota Power's entitlement to Unit output. Our output entitlement under the Agreement is 50 percent for the remainder of the contract, subject to the provisions of the Minnkota power sales agreement described below. Minnesota Power's payment obligation will be suspended if Square Butte fails to deliver any power, whether produced or purchased, for a period of one year. Square Butte's costs consist primarily of debt service, operating and maintenance, depreciation and fuel expenses. We expect debt service, operating and maintenance and depreciation expenses for Square Butte to increase in 2011 due to environmental compliance obligations. As of December 31, 2010, Square Butte had total debt outstanding of $379.6 million. Annual debt service for Square Butte is expected to be approximately $39 million in each of the five years, 2011 through 2015. Fuel expenses are recoverable through our fuel adjustment clause and include the cost of coal purchased from BNI Coal, our subsidiary, under a long-term contract.

Minnesota Power's cost of power purchased from Square Butte during 2010 was $55.2 million ($53.9 million in 2009; $56.7 million in 2008). This reflects Minnesota Power's pro rata share of total Square Butte costs, based on the 50 percent output entitlement in 2010 (50 percent in 2009; 55 percent in 2008). Included in this amount was Minnesota Power's pro rata share of interest expense of $10.2 million in 2010 ($11.0 million in 2009; $11.6 million in 2008). Minnesota Power's payments to Square Butte are approved as a purchased power expense for ratemaking purposes by both the MPUC and the FERC.

Minnkota Power Sales Agreement. In conjunction with the purchase of the existing 250 kV DC transmission line from Square Butte on December 31, 2009, Minnesota Power entered into a contingent power sales agreement with Minnkota Power. Under the power sales agreement, Minnesota Power will sell a portion of its output from Square Butte to Minnkota, resulting in Minnkota's net entitlement increasing and Minnesota Power's net entitlement decreasing until Minnesota Power's share is eliminated at the end of 2025.

No power will be sold under this agreement until Minnkota Power has placed in service a new AC transmission line, which is anticipated to occur in 2013. This new AC transmission line will allow Minnkota to transmit its entitlement from Square Butte directly to its customers, which, in turn, will provide Minnesota Power with additional capacity on the DC line to transmit new wind generation.

Wind PPA. In 2006 and 2007, we entered into two long-term wind PPA with an affiliate of NextEra Energy, Inc. to purchase the output from two wind facilities, Oliver Wind I (50 MW) and Oliver Wind II (48 MW), located near Center, North Dakota. Each agreement is for 25 years and provides for the purchase of all output from the facilities at fixed prices. There are no fixed capacity charges, and we only pay for energy as it is delivered to us.

Hydro PPA. We have a PPA with Manitoba Hydro that began in May 2009 and expires in April 2015. Under the agreement with Manitoba Hydro, Minnesota Power is currently purchasing 50 MW of capacity and the energy associated with that capacity. Both the capacity price and the energy price are adjusted annually by the change in a governmental inflationary index.

On April 30, 2010, Minnesota Power signed a definitive agreement with Manitoba Hydro, subject to MPUC approval, to purchase surplus energy beginning in May 2011 through April 2022. This energy-only transaction primarily consists of surplus hydro energy on Manitoba Hydro's system that is delivered to Minnesota Power on a non-firm basis. The pricing is based on forward market prices. Under this agreement with Manitoba Hydro, Minnesota Power will be purchasing at least one million MWh of energy over the contract term. On September 1, 2010, we filed a petition with the MPUC to approve our PPA with Manitoba Hydro. On October 28, 2010, the OES filed comments recommending approval.

North Dakota Wind Development. On December 31, 2009, we purchased an existing 250 kV DC transmission line from Square Butte for $69.7 million. The 465-mile transmission line runs from Center, North Dakota, to Duluth, Minnesota. We use this line to transport increasing amounts of wind energy from North Dakota while gradually phasing out coal-based electricity currently being delivered to our system over this transmission line from Square Butte's lignite coal-fired generating unit.

Bison 1 is a two phase, 82 MW wind project in North Dakota. All permitting has been received and the first phase was completed in 2010. Phase one included construction of a 22-mile, 230 kV transmission line and the installation of 16 2.3 MW wind turbines, all of which were in-service at the end of 2010. Phase two is expected to be completed late in 2011 and consists of the installation of 15 3.0 MW wind turbines. Bison 1 is expected to have a total capital cost of approximately $177 million, of which $121 million was spent through December 31, 2010. In 2009, the MPUC approved Minnesota Power's petition seeking current cost recovery eligibility for investments and expenditures related to Bison 1, and in July 2010, the MPUC approved our petition establishing rates effective August 1, 2010.

Leasing Agreements. BNI Coal is obligated to make lease payments for a dragline totaling $2.8 million annually for the lease term which expires in 2027. BNI Coal has the option at the end of the lease term to renew the lease at fair market value, to purchase the dragline at fair market value, or to surrender the dragline and pay a $3.0 million termination fee. We lease other properties and equipment under operating lease agreements with terms expiring through 2016. The aggregate amount of minimum lease payments for all operating leases is $8.1 million in 2011, $8.4 million in 2012, $8.5 million in 2013, $8.7 million in 2014, $8.4 million in 2015 and $44.7 million thereafter. Total rent and lease expense was $9.4 million in 2010 ($9.3 million in 2009; $8.5 million in 2008).

Note 10. Commitments, Guarantees and Contingencies (Continued)

Coal, Rail and Shipping Contracts. We have coal supply agreements and transportation agreements providing for the purchase and delivery of a significant portion of our coal requirements. These coal and transportation agreements, including option terms, expire in various years between 2011 and 2015. Our minimum annual payment obligation for 2011 is $41.0 million, 2012 is $1.6 million, and 2013 is $1.4 million. Our minimum annual payment obligations will increase when annual nominations are made for coal deliveries in future years. The delivered costs of fuel for Minnesota Power's generation are recoverable from Minnesota Power's utility customers through the fuel adjustment clause.

CapX2020 Transmission Projects. Minnesota Power is a participant in the CapX2020 initiative which represents an effort to ensure electric transmission and distribution reliability in Minnesota and the surrounding region for the future. CapX2020, which consists of electric cooperatives, municipals and investor-owned utilities, including Minnesota's largest transmission owners, has assessed the transmission system and projected growth in customer demand for electricity through 2020. Studies show that the region's transmission system will require major upgrades and expansion to accommodate increased electricity demand as well as support renewable energy expansion through 2020. As future CapX2020 projects are identified, Minnesota Power may elect to participate on a project–by-project basis.

Minnesota Power is currently participating in three CapX2020 projects: the Fargo to St. Cloud project, the Monticello to St. Cloud project, which together total a 238-mile, 345 kV line from Fargo to Monticello, and the 70-mile, 230 kV line between Bemidji and Minnesota Power's Boswell Energy Center near Grand Rapids, Minnesota. Based on projected costs of the three transmission lines and the percentage agreements among participating utilities, Minnesota Power plans to invest between $100 million and $125 million in the CapX2020 initiative through 2015, of which $11.3 million was spent through December 31, 2010.

In July 2010, the MPUC granted a route permit for the 28-mile 345 kV transmission line between Monticello and St. Cloud. Construction of the project is expected to be complete in late 2011. The 210-mile 345 kV transmission line from St. Cloud to Fargo is expected to be complete by 2015. Construction for the Bemidji to Grand Rapids 230 kV line project commenced in January 2011.

We have an approved cost recovery rider in place for certain transmission expenditures, and our current billing factor was approved by the MPUC in June 2009. The billing factor allows us to charge our retail customers on a current basis for the costs of constructing certain transmission facilities plus a return on the capital invested. In our 2010 rate case we moved completed transmission projects from the current cost recovery rider to base rates. In July 2010, we filed for an updated billing factor that includes additional transmission projects and expenses, including the CapX2020 projects, which we expect to be approved in early 2011.

Environmental Matters.

Our businesses are subject to regulation of environmental matters by various federal, state and local authorities. Currently, a number of regulatory changes to the Clean Air Act, the Clean Water Act, and various waste management requirements are under consideration by both Congress and the EPA. Minnesota Power's fossil fuel facilities will likely be subject to regulation under these proposals. Our intention is to reduce our exposure to these requirements by reshaping our generation portfolio, over time, to reduce our reliance on coal.

We consider our businesses to be in substantial compliance with currently applicable environmental regulations and believe all necessary permits to conduct such operations have been obtained. Due to future restrictive environmental requirements through legislation and/or rulemaking, we anticipate that potential expenditures for environmental matters will be material and will require significant capital investments.

We review environmental matters on a quarterly basis. Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. These accruals are adjusted periodically as assessment and remediation efforts progress or as additional technical or legal information become available. Accruals for environmental liabilities are included in the consolidated balance sheet at undiscounted amounts and exclude claims for recoveries from insurance or other third parties. Costs related to environmental contamination treatment and cleanup are charged to expense unless recoverable in rates from customers.

Air. The electric utility industry is heavily regulated both at the Federal and State level to address air emissions. Minnesota Power's generating facilities mainly burn low-sulfur western sub-bituminous coal. Square Butte, located in North Dakota, burns lignite coal. All of Minnesota Power's generating facilities are equipped with pollution control equipment such as scrubbers, bag houses, and low NO_x technologies. At this time, these facilities are substantially compliant with applicable emission requirements.

Note 10. Commitments, Guarantees and Contingencies (Continued)
Environmental Matters (Continued)

New Source Review. In August 2008, Minnesota Power received a Notice of Violation (NOV) from the United States EPA asserting violations of the New Source Review (NSR) requirements of the Clean Air Act at Boswell Units 1-4 and Laskin Unit 2. The NOV asserts that seven projects undertaken at these coal-fired plants between the years 1981 and 2000 should have been reviewed under the NSR requirements, and that the Boswell Unit 4 Title V permit was violated. Minnesota Power believes the projects were in full compliance with the Clean Air Act, NSR requirements and applicable permits.

We are engaged in discussions with the EPA regarding resolution of these matters, but we are unable to predict the outcome of these discussions. Since 2006, Minnesota Power has significantly reduced emissions at Laskin and Boswell, and continues to reduce emissions at Boswell. The resolution could result in civil penalties and the installation of control technology, some of which is already planned or completed for other regulatory requirements. Any costs of installing pollution control technology would likely be eligible for recovery in rates over time subject to MPUC and FERC approval in a rate proceeding. We are unable to predict the ultimate financial impact or the resolution of these matters at this time.

EPA Transport Rule. On July 6, 2010, the EPA proposed a rule known as the Transport Rule (TR) requiring 31 states, including Minnesota and the District of Columbia, to reduce power plant SO_2 and NO_x emissions that can significantly contribute to ozone and fine particle pollution problems in other states. If adopted, the TR will replace the Clean Air Interstate Rule (CAIR) that was issued by the EPA in March 2005. Minnesota was included as one of the original 28 CAIR states but, following Minnesota Power's successful challenge to CAIR, the EPA granted an administrative stay of the CAIR requirements in Minnesota while it prepared the TR. The proposed TR responds to the United States Court of Appeals for the District of Columbia Circuit's remand of CAIR by replacing and reforming provisions to address updated air quality standards, improved emissions data and reformed emissions transport modeling.

The EPA took public comments on the proposed rule through October 1, 2010, and plans to finalize the rule in June 2011. Emissions reductions are proposed to take effect in 2012, within one year of projected finalization of the rule.

The EPA has not yet determined whether trading of emission allowances between regulated generating units or states may be implemented. Since 2006, we have made substantial investments in pollution control equipment at our Laskin, Taconite Harbor and Boswell generating units which have significantly reduced emissions. These reductions may satisfy Minnesota Power's obligations with respect to these requirements. We are unable to predict any additional compliance costs we might incur at this time.

Minnesota Regional Haze. The federal regional haze rule requires states to submit state implementation plans (SIPs) to the EPA to address regional haze visibility impairment in 156 federally-protected parks and wilderness areas. Under the regional haze rule, certain large stationary sources, put in place between 1962 and 1977, with emissions contributing to visibility impairment are required to install emission controls, known as Best Available Retrofit Technology (BART). We have two steam units, Boswell Unit 3 and Taconite Harbor Unit 3, which are subject to BART requirements.

Pursuant to the regional haze rule, Minnesota was required to develop its SIP by December 2007. As a mechanism for demonstrating progress towards meeting the long-term regional haze goal, in April 2007 the MPCA advanced a draft conceptual SIP which relied on the implementation of CAIR. However, a formal SIP was not filed at that time due to the United States Court of Appeals for the District of Columbia Circuit's remand of CAIR. Subsequently, the MPCA requested that companies with BART eligible units complete and submit a BART emissions control retrofit study, which was completed for Taconite Harbor Unit 3 in November 2008. The retrofit work completed in 2009 at Boswell Unit 3 meets the BART requirements for that unit. In December 2009, the MPCA approved the SIP for submittal to the EPA for its review and approval. Approval by the EPA is pending on whether to approve the Minnesota SIP. If approved, Minnesota Power will have five years to bring Taconite Harbor Unit 3 into compliance. It is uncertain what controls will ultimately be required at Taconite Harbor Unit 3 in connection with the regional haze rule.

EPA National Emission Standards for Hazardous Air Pollutants (NESHAPs) for Electric Utility Units. Under Section 112 of the Clean Air Act, the EPA is required to set emission standards for hazardous air pollutants for certain source categories. In December 2009, Minnesota Power and other utilities received an Information Collection Request from the EPA requiring that emissions data be provided and stack testing be performed in order to develop a database upon which to base future regulations. On March 30, 2010, Minnesota Power responded to the Information Collection Request. Stack testing was completed during the third quarter of 2010 and the results were submitted to the EPA. The EPA is subject to a consent decree which requires the EPA to propose a utility NESHAPs rule by March 2011, with the final rule by November 2011. As part of the NESHAPs rulemaking, EPA will develop Maximum Achievable Control Technology standards for utilities. Costs for complying with potential future mercury and other hazardous air pollutant regulations under the Clean Air Act cannot be estimated at this time.

Minnesota Mercury Emission Reduction Act. Under Minnesota law, a mercury emissions reduction plan for Boswell Unit 4 is required to be submitted by July 1, 2015, with implementation no later than December 31, 2018. The statute also calls for an evaluation of a mercury control alternative which provides for environmental and public health benefits without imposing excessive costs on the utility's customers. Costs for the Boswell Unit 4 emission reduction plan cannot be estimated at this time.

Proposed and Finalized National Ambient Air Quality Standards. The EPA is required to review the National Ambient Air Quality Standards (NAAQS) every five years. Each state is required to adopt plans describing how they will reduce emissions to attain these NAAQS if the state's air quality is not in compliance with a NAAQS. These state plans often include more stringent air emission limitations on sources of air pollutants in the state. Four NAAQS have either recently been revised, or are currently proposed for revision, as described below.

Ozone NAAQS. The EPA is proposing to more stringently control emissions that result in ground level ozone. In January 2010, the EPA proposed to reduce the eight-hour ozone standard and to adopt a secondary standard for the protection of sensitive vegetation from ozone-related damage. The EPA expects to issue final standards by July 2011. As proposed, states have until early 2014 to submit plans outlining how they will meet the standards.

Particulate Matter NAAQS. The EPA finalized the NAAQS Particulate Matter standards in September 2006. The EPA established a more stringent 24-hour average fine particulate ($PM_{2.5}$) standard and kept the annual average fine particulate matter standard and the 24-hour coarse particulate matter standard unchanged. The District of Columbia Circuit Court of Appeals has remanded the $PM_{2.5}$ standard to the EPA, requiring consideration of lower annual average standard values. The EPA has indicated that ambient air quality monitoring for 2008 through 2010 will be used as a basis for states to characterize their attainment status. The EPA plans to finalize the new $PM_{2.5}$ standards in 2011, and state attainment status determination will likely not occur prior to 2013. As early as late 2014, affected sources would have to take additional control measures if modeling demonstrates non-compliance at the property boundary.

SO_2 and NO_2 NAAQS. The EPA recently finalized a new one-hour NAAQS for SO_2 and NO_2. Monitor data indicates that Minnesota will likely be in compliance with these new standards; however, the SO_2 NAAQS also requires the EPA to evaluate modeling data to determine attainment. It is unclear what the outcome of this evaluation will be. These NAAQS could also result in more stringent emission limits on our steam generating facilities, possibly resulting in additional control measures on some of our units.

We are unable to predict the nature or timing of any additional NAAQS regulation or compliance costs we might incur at this time.

Climate Change. Minnesota Power is addressing climate change by taking the following steps that also ensure reliable and environmentally compliant generation resources to meet our customer's requirements:

- Expand our renewable energy supply.
- Improve the efficiency of our coal-based generation facilities, as well as other process efficiencies.
- Provide energy conservation initiatives for our customers and engage in other demand side efforts.
- Support research of technologies to reduce carbon emissions from generation facilities and support carbon sequestration efforts.
- Achieve overall carbon emission reductions.

The scientific community generally accepts that emissions of GHGs are linked to global climate change. Climate change creates physical and financial risk. These physical risks could include, but are not limited to, increased or decreased precipitation and water levels in lakes and rivers; increased temperatures; and the intensity and frequency of extreme weather events. These all have the potential to affect the Company's business and operations.

Midwestern Greenhouse Gas Reduction Accord. Minnesota is also participating in the Midwestern Greenhouse Gas Reduction Accord (the Accord), a regional effort to develop a multi-state approach to GHG emission reductions. The Accord includes an agreement to develop a multi-sector cap-and-trade system to help meet the targets established by the group.

EPA Regulation of GHG Emissions. On May 13, 2010, the EPA issued the final Prevention of Significant Deterioration (PSD) and Title V Greenhouse Gas Tailoring Rule (Tailoring Rule). The PSD/Tailoring Rule establishes permitting thresholds required to address GHG emissions for new facilities, at existing facilities that undergo major modifications, and at other facilities characterized as major sources under the Clean Air Act's Title V program.

For our existing facilities, the rule does not require amending our existing Title V Operating Permits to include GHGs requirements. Implementation of the requirement to add GHG provisions to permits will be completed at the state level in Minnesota by the MPCA when the Title V permits are renewed. However, installation of new units or modification of existing units resulting in a significant increase in GHG emissions will require obtaining PSD permits and amending our operating permits to demonstrate that Best Available Control Technology (BACT) is being used at the facility to control GHG emissions. The EPA has defined significant emissions increase for existing sources as a GHG increase of 75,000 tons per year or more of total GHG on a CO_2 equivalent basis.

Note 10. Commitments, Guarantees and Contingencies (Continued)
Environmental Matters (Continued)

In late 2010, the EPA issued guidance to permitting authorities and affected sources to facilitate incorporation of the Tailoring Rule permitting requirements into the Title V and PSD permitting programs. The guidance stated that the project-specific top-down BACT determination process used for other pollutants will also be used to determine BACT for GHG emissions. Through sector-specific white papers, EPA also provided examples and technical summaries of GHG emission control technologies and techniques EPA considers available or likely to be available to sources. It is possible these control technologies could be determined to be BACT on a project by project basis. In the near term, one option appears to be energy efficiency maximization.

Legal challenges to the EPA's regulation of GHG emissions, including the Tailoring Rule, have been filed and are awaiting judicial determination. Comments to the Permitting Guidance were also submitted and may be addressed by EPA in the form of revised guidance documents.

We cannot predict the nature or timing of any additional GHG legislation or regulation. Although we are unable to predict the compliance costs we might incur, the costs could have a material impact on our financial results.

Coal Ash Management Facilities. Minnesota Power generates coal ash at all five of its steam electric stations. Two facilities store ash in onsite impoundments (ash ponds) with engineered liners and containment dikes. Another facility stores dry ash in a landfill with an engineered liner and leachate collection system. Two facilities generate a combined wood and coal ash that is either land applied as an approved beneficial use, or trucked to state permitted landfills. On June 18, 2010, the EPA proposed regulations for coal combustion residuals generated by the electric utility sector. The proposal sought comments on three general regulatory schemes for coal ash. Public comments were submitted to the EPA by November 19, 2010. We are unable to predict the compliance costs we might incur; however, there is the possibility they could have a material impact.

Manufactured Gas Plant Site. We are reviewing and addressing environmental conditions at a former manufactured gas plant site within the City of Superior, Wisconsin, and formerly operated by SWL&P. We have been working with the WDNR to determine the extent of contamination and the remediation of contaminated locations. At December 31, 2010, we have a $0.5 million liability for this site, and a corresponding regulatory asset as we expect recovery of remediation costs to be allowed by the PSCW.

Other Matters

BNI Coal. As of December 31, 2010, BNI Coal had surety bonds outstanding of $18.4 million related to the reclamation liability for closing costs associated with its mine and mine facilities. Although the coal supply agreements obligate the customers to provide for the closing costs, additional assurance is required by federal and state regulations. In addition to the surety bonds, BNI Coal has secured a letter of credit with CoBANK ACB for an additional $10.0 million, of which $6.7 million is needed to meet the requirements for BNI Coal's total reclamation liability currently estimated at $25.1 million. BNI Coal does not believe it is likely that any of these outstanding bonds will be drawn upon.

ALLETE Properties. As of December 31, 2010, ALLETE Properties, through its subsidiaries, had surety bonds outstanding of $11.6 million primarily related to performance and maintenance obligations to governmental entities to construct improvements in their various projects. The remaining work to be completed on these improvements is estimated to be approximately $9.0 million, and ALLETE Properties does not believe it is likely that any of these outstanding bonds will be drawn upon.

Community Development District Obligations. In March 2005, the Town Center District issued $26.4 million of tax-exempt, 6 percent capital improvement revenue bonds; and in May 2006, the Palm Coast Park District issued $31.8 million of tax-exempt, 5.7 percent special assessment bonds. The capital improvement revenue bonds and the special assessment bonds are payable through property tax assessments on the land owners over 31 years (by May 1, 2036, and 2037, respectively). The bond proceeds were used to pay for the construction of a portion of the major infrastructure improvements in each district, and to mitigate traffic and environmental impacts. The bonds are payable from and secured by the revenue derived from assessments imposed, levied and collected by each district. The assessments were billed to the landowners in November 2006, for Town Center and November 2007, for Palm Coast Park. To the extent that we still own land at the time of the assessment, we will incur the cost of our portion of these assessments, based upon our ownership of benefited property. At December 31, 2010, we owned 69 percent of the assessable land in the Town Center District (69 percent at December 31, 2009) and 93 percent of the assessable land in the Palm Coast Park District (86 percent at December 31, 2009). At these ownership levels our annual assessments are $1.4 million for Town Center and $2.1 million for Palm Coast Park. As we sell property, the obligation to pay special assessments will pass to the new landowners. Under current accounting rules, these bonds are not reflected as debt on our consolidated balance sheet.

Note 10. Commitments, Guarantees and Contingencies (Continued)

Legal Proceedings. In January 2011, the Company was named as a defendant in a lawsuit in the Sixth Judicial District for the State of Minnesota by one of our customer's, United Taconite, LLC, property and business interruption insurers. In October 2006, United Taconite experienced a fire as a result of the failure of certain electrical protective equipment. The equipment at issue in the incident was not owned, designed, or installed by Minnesota Power, but Minnesota Power had provided testing and calibration services related to the equipment. The lawsuit alleges approximately $20 million in damages related to the fire. The Company believes that it has strong defenses to the lawsuit and intends to vigorously assert such defenses. An expense related to any damages that may result from the lawsuit has not been recorded as of December 31, 2010, because a potential loss is not currently probable or reasonably estimable; however, the Company believes it has adequate insurance coverage for potential loss.

Other. We are involved in litigation arising in the normal course of business. Also in the normal course of business, we are involved in tax, regulatory and other governmental audits, inspections, investigations and other proceedings that involve state and federal taxes, safety, compliance with regulations, rate base and cost of service issues, among other things. While the resolution of such matters could have a material effect on earnings and cash flows in the year of resolution, none of these matters are expected to materially change our present liquidity position, or have a material adverse effect on our financial condition.

Note 11. Common Stock and Earnings Per Share

Summary of Common Stock	Shares	Equity
	Thousands	Millions
Balance as of December 31, 2007	30,827	$461.2
2008 Employee Stock Purchase Plan	17	0.6
Invest Direct	161	6.9
Options and Stock Awards	24	4.6
Equity Issuance Program	1,556	60.8
Balance as of December 31, 2008	32,585	$534.1
2009 Employee Stock Purchase Plan	24	0.7
Invest Direct	456	13.6
Options and Stock Awards	8	1.1
Equity Issuance Program	1,685	51.9
Contributions to Pension	463	12.0
Balance as of December 31, 2009	35,221	$613.4
2010 Employee Stock Purchase Plan	19	0.6
Invest Direct	346	11.7
Options and Stock Awards	51	4.4
Equity Issuance Program	180	6.0
Balance as of December 31, 2010	35,817	$636.1

Equity Issuance Program. We entered into a distribution agreement with KCCI, Inc., in February 2008, as amended, with respect to the issuance and sale of up to an aggregate of 6.6 million shares of our common stock, without par value. For the year ended December 31, 2010, 0.2 million shares of common stock were issued under this agreement resulting in net proceeds of $6.0 million. During 2009, 1.7 million shares of common stock were issued for net proceeds of $51.9 million. As of December 31, 2010, approximately 3.1 million shares of common stock remain available for issuance pursuant to the amended distribution agreement. The shares issued in 2010 and 2009 were offered for sale, from time to time, in accordance with the terms of the amended distribution agreement pursuant to Registration Statement No. 333-147965. The remaining shares may be offered for sale, from time to time, in accordance with the terms of the amended distribution agreement pursuant to Registration Statement No. 333-170289.

Authorized Common Stock. On May 12, 2009, shareholders approved an amendment to the Company's Amended and Restated Articles of Incorporation to increase the number of authorized shares of common stock from 43.3 million to 80.0 million.

Earnings Per Share. The difference between basic and diluted earnings per share arises, if any, from outstanding stock options, non-vested restricted stock, and performance share awards granted under our Executive and Director Long-Term Incentive Compensation Plans. In accordance with accounting standards for earnings per share, for 2010, 0.5 million options to purchase shares of common stock were excluded from the computation of diluted earnings per share because the option exercise prices were greater than the average market prices, and therefore, their effect would be anti-dilutive (0.6 million shares were excluded for 2009 and 0.6 million in 2008).

Note 11. Common Stock and Earnings Per Share (Continued)

Reconciliation of Basic and Diluted Earnings Per Share Year Ended December 31	Basic	Dilutive Securities	Diluted
Millions Except Per Share Amounts			
2010			
Net Income Attributable to ALLETE	$75.3	–	$75.3
Common Shares	34.2	0.1	34.3
Per Share of Common Stock	$2.20	–	$2.19
2009			
Net Income Attributable to ALLETE	$61.0	–	$61.0
Common Shares	32.2	–	32.2
Per Share of Common Stock	$1.89	–	$1.89
2008			
Net Income Attributable to ALLETE	$82.5	–	$82.5
Common Shares	29.2	0.1	29.3
Per Share of Common Stock	$2.82	–	$2.82

Note 12. Other Income (Expense)

Year Ended December 31	2010	2009	2008
Millions			
AFUDC - Equity	$4.2	$5.8	$3.3
Investments and Other Income (a)	0.4	(4.0)	12.3
Total Other Income	$4.6	$1.8	$15.6

(a) In 2008, Investment and Other Income included a gain from the sale of certain available-for-sale securities. The gain was triggered when securities were sold to reallocate investments to meet defined investment allocations based upon an approved investment strategy.

Note 13. Income Tax Expense

On March 23, 2010, the Patient Protection and Affordable Care Act, which was subsequently amended on March 30, 2010, was signed into law by the President. The law includes provisions to generate tax revenue to help offset the cost of the new legislation. One of the provisions changes the tax treatment for retiree prescription drug expenses by eliminating the tax deduction for expenses that are reimbursed under Medicare Part D, beginning January 1, 2013. Based on this provision, we are subject to additional taxes in the future and were required to reverse previously recorded tax benefits in the period of enactment. Consequently, the elimination of the previously recorded tax benefit resulted in a non-recurring charge to net income of $4.0 million in 2010. On October 8, 2010, we submitted a filing with the MPUC to request deferral of the retail portion of Medicare Part D of this legislation. As we are unable to predict the outcome at this time, we have not deferred any portion of this amount as a regulatory asset.

Note 13. Income Tax Expense (Continued)

Income Tax Expense **Year Ended December 31**	**2010**	**2009**	**2008**
Millions			
Current Tax Expense (Benefit)			
Federal *(a)*	$(23.0)	$(42.6)	$6.2
State	1.3	(1.8)	(1.6)
Total Current Tax Expense (Benefit)	(21.7)	(44.4)	4.6
Deferred Tax Expense			
Federal *(b)*	61.4	66.0	29.3
State	5.3	10.3	13.4
Change in Valuation Allowance	0.2	(0.1)	(2.9)
Investment Tax Credit Amortization	(0.9)	(1.0)	(1.0)
Total Deferred Tax Expense	66.0	75.2	38.8
Total Income Tax Expense	$44.3	$30.8	$43.4

(a) The 2010 federal current tax benefit is primarily due to the implementation of tax planning initiatives and bonus depreciation provisions in the Tax Relief, Unemployment Insurance Reauthorization and Job Creation Act of 2010 and the Small Business Jobs Act of 2010. The 2009 federal current tax benefit is primarily due to bonus depreciation provisions of the American Recovery and Reinvestment Act of 2009.

(b) The 2010 federal deferred tax expense is primarily due to tax planning initiatives and bonus depreciation provisions of the Small Business Jobs Act of 2010 and the Tax Relief, Unemployment Insurance Reauthorization and Job Creation Act of 2010. Also included in 2010 is a one-time charge of $4.0 million as a result of the Patient Protection and Affordable Care Act. The 2009 federal deferred tax expense is primarily due to bonus depreciation provisions of the American Recovery and Reinvestment Act of 2009.

Reconciliation of Taxes from Federal Statutory **Rate to Total Income Tax Expense** **Year Ended December 31**	**2010**	**2009**	**2008**
Millions			
Income Before Non-Controlling Interest and Income Taxes	$119.1	$91.5	$126.4
Statutory Federal Income Tax Rate	35%	35%	35%
Income Taxes Computed at 35 percent Statutory Federal Rate	$41.7	$32.0	$44.2
Increase (Decrease) in Tax Due to:			
State Income Taxes – Net of Federal Income Tax Benefit	4.5	5.4	4.8
Impact of Patient Protection and Affordable Care Act	4.0	–	–
Regulatory Differences for Utility Plant	(2.0)	(2.5)	(1.6)
Production Tax Credit	(1.6)	(1.2)	(0.4)
Other	(2.3)	(2.9)	(3.6)
Total Income Tax Expense	$44.3	$30.8	$43.4

The effective tax rate on income was 37.2 percent for 2010 (33.7 percent for 2009; 34.3 percent for 2008).

Note 13. Income Tax Expense (Continued)

Deferred Tax Assets and Liabilities As of December 31	2010	2009
Millions		
Deferred Tax Assets		
Employee Benefits and Compensation *(a)*	$121.8	$118.2
Property Related	51.1	46.5
NOL and Tax Credit Carryforward	28.2	–
Investment Tax Credits	9.7	10.0
Other	12.7	14.4
Gross Deferred Tax Assets	223.5	189.1
Deferred Tax Asset Valuation Allowance	(0.5)	(0.3)
Total Deferred Tax Assets	$223.0	$188.8
Deferred Tax Liabilities		
Property Related	$387.2	$294.1
Regulatory Asset for Benefit Obligations	105.8	96.5
Unamortized Investment Tax Credits	13.7	14.1
Partnership Basis Differences	19.4	14.6
Other	27.3	28.2
Total Deferred Tax Liabilities	$553.4	$447.5
Net Deferred Income Taxes	$330.4	$258.7
Recorded as:		
Net Current Deferred Tax Liabilities *(b)*	$5.2	$5.6
Net Long-Term Deferred Tax Liabilities	325.2	253.1
Net Deferred Income Taxes	$330.4	$258.7

(a) Includes unfunded employee benefits
(b) Included in Other Current Liabilities.

NOL and Tax Credit Carryforwards Year Ended December 31	2010	2009
Millions		
Federal NOL carryforward *(a)*	$62.0	$7.3
Federal tax credit carryforwards	3.7	1.9
State NOL carryforward *(a)*	71.7	59.6
State tax credit carryforwards, net of federal detriment	1.7	0.1

(a) Pretax amounts

In 2010 we had federal and state NOLs and tax credit carryforwards primarily due to bonus depreciation provisions in the Tax Relief, Unemployment Insurance Reauthorization and Job Creation Act of 2010 and the Small Business Jobs Act of 2010. The 2010 federal NOL will be partially utilized by carrying it back against prior years' income with the remainder carried forward to offset future years' income. We expect to fully utilize the federal NOL and tax credit carryforwards; therefore a deferred tax asset has been recorded to recognize the resulting tax benefit. The state NQL and tax credits will be carried forward to future tax years. We have established a valuation allowance against certain state NOL and tax credits that we do not expect to utilize before their expiration. The 2009 federal and state NOL were primarily due to bonus depreciation provisions in the American Recovery and Reinvestment Act of 2009. The federal and state carryforward periods expire between 2014 and 2030.

Gross Unrecognized Income Tax Benefits	2010	2009	2008
Millions			
Balance at January 1	$9.5	$8.0	$5.3
Additions for Tax Positions Related to the Current Year	–	0.5	0.7
Reductions for Tax Positions Related to the Current Year	(0.2)	–	–
Additions for Tax Positions Related to Prior Years	4.4	1.0	4.5
Reduction for Tax Positions Related to Prior Years	–	–	(2.5)
Settlements	(0.3)	–	–
Lapse of Statute	(1.1)	–	–
Balance as of December 31	$12.3	$9.5	$8.0

Note 13. Income Tax Expense (Continued)

The gross unrecognized tax benefits as of December 31, 2010, includes $0.6 million of net unrecognized tax benefits that, if recognized, would affect the annual effective income tax rate.

As of December 31, 2010, we had $0.7 million ($0.9 million for 2009 and $0.6 million for 2008) of accrued interest related to unrecognized tax benefits included in the consolidated balance sheet. We classify interest related to unrecognized tax benefits as interest expense and tax-related penalties in operating expenses in the consolidated statement of income. In 2010, we recognized a $0.2 million reduction of interest expense (interest expense of $0.4 million for 2009 and $0.4 million for 2008). There were no penalties recognized for 2010, 2009 or 2008.

We file a consolidated federal income tax return in the United States and state income tax returns in various jurisdictions. ALLETE is currently under examination by the IRS for the tax years 2005 through 2009. ALLETE is no longer subject to federal or state examination for years before 2005.

During the next 12 months it is reasonably possible the amount of unrecognized tax benefits could be reduced by $4.0 million due to statute expirations and anticipated audit settlements. This amount is primarily due to timing issues.

Note 14. Other Comprehensive Income (Loss)

Other Comprehensive Income (Loss) **Year Ended December 31**	**2010**	**2009**	**2008**
Millions			
Net Income	$74.8	$60.7	$83.0
Other Comprehensive Income			
Unrealized Gain on Securities Net of income taxes of $0.6, $1.7, and $(3.7)	0.8	2.8	(6.0)
Reclassification Adjustment for Losses Included in Income Net of income taxes of $–, $–, and $(2.7)	–	–	(3.7)
Defined Benefit Pension and Other Postretirement Plans Net of income taxes of $–, $4.1, and $(13.3)	–	6.2	(18.8)
Total Other Comprehensive Income (Loss)	0.8	9.0	(28.5)
Total Comprehensive Income	$75.6	$69.7	$54.5
Less: Non-Controlling Interest in Subsidiaries	(0.5)	(0.3)	0.5
Comprehensive Income Attributable to ALLETE	$76.1	$70.0	$54.0

Accumulated Other Comprehensive Income (Loss) **As of December 31**	**2010**	**2009**
Millions		
Unrealized Loss on Securities	$(1.0)	$(1.8)
Defined Benefit Pension and Other Postretirement Plans	(22.2)	(22.2)
Total Accumulated Other Comprehensive Loss	$(23.2)	$(24.0)

Note 15. Pension and Other Postretirement Benefit Plans

We have noncontributory union and non-union defined benefit pension plans covering eligible employees. The plans provide defined benefits based on years of service and final average pay. In 2010, we made total contributions of $26.5 million ($32.9 million in 2009 of which $12.0 million was contributed in shares of ALLETE common stock). We also have defined contribution pension plans covering substantially all employees. The 2010 plan year employer contributions, which are made through our employee stock ownership plan, totaled $7.2 million ($7.1 million for the 2009 plan year.) (See Note 11. Common Stock and Earnings Per Share and Note 16. Employee Stock and Incentive Plans)

In 2006, amendments were made to the non-union defined benefit pension plan and the RSOP. The non-union defined benefit pension plan was amended to suspend further crediting of service to the plan and closed the plan to new participants. In conjunction with the change, contributions were increased to the RSOP. In 2010, the Minnesota Power unions defined benefit pension plan was amended to close the plan to new participants.

Note 15. Pension and Other Postretirement Benefit Plans (Continued)

We have postretirement health care and life insurance plans covering eligible employees. In 2010, our postretirement health plan was amended to close the plan to employees hired after January 31, 2011. The full eligibility requirement was also amended in 2010, to age 55 with 10 years of service. The postretirement health plans are contributory with participant contributions adjusted annually. Postretirement health and life benefits are funded through a combination of Voluntary Employee Benefit Association trusts (VEBAs), established under section 501(c)(9) of the Internal Revenue Code, and irrevocable grantor trusts. In 2010 $12.8 million was contributed to the VEBAs. In 2009 we contributed $9.3 million to the VEBAs and $0.3 million to the grantor trust.

Management considers various factors when making funding decisions such as regulatory requirements, actuarially determined minimum contribution requirements, and contributions required to avoid benefit restrictions for the pension plans. Estimated defined benefit pension and postretirement health and life contributions for 2011 are expected to be $7.8 million and $12.9 million, respectively. Contributions are based on estimates and assumptions that are subject to change.

Accounting for Defined Benefit Pension and Postretirement Benefit Plans requires that employers recognize on a prospective basis the funded status of their defined benefit pension and other postretirement plans on their consolidated balance sheet and recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but that are not recognized as components of net periodic benefit cost.

The defined benefit pension and postretirement health and life benefit costs recognized annually by our regulated companies are expected to be recovered through rates filed with our regulatory jurisdictions. As a result, these amounts that are required to otherwise be recognized in accumulated other comprehensive income have been recognized as a long-term regulatory asset on our consolidated balance sheet, in accordance with the accounting standards for Regulated Operations. The defined benefit pension and postretirement health and life benefit costs associated with our other non-rate base operations are recognized in accumulated other comprehensive income.

Pension Obligation and Funded Status

Year Ended December 31	**2010**	**2009**
Millions		
Accumulated Benefit Obligation	$485.6	$435.9
Change in Benefit Obligation		
Obligation, Beginning of Year	$465.2	$440.4
Service Cost	6.2	5.7
Interest Cost	26.2	26.2
Actuarial Loss	47.1	14.6
Benefits Paid	(27.2)	(25.5)
Participant Contributions	8.1	3.9
Obligation, End of Year	$525.6	$465.3
Change in Plan Assets		
Fair Value, Beginning of Year	$327.6	$273.7
Actual Return on Plan Assets	45.6	41.6
Employer Contribution	36.0	37.8
Benefits Paid	(27.2)	(25.5)
Fair Value, End of Year	$382.0	$327.6
Funded Status, End of Year	$(143.6)	$(137.7)

Net Pension Amounts Recognized in Consolidated Balance Sheet Consist of:		
Current Liabilities	$(0.9)	$(0.9)
Noncurrent Liabilities	$(142.8)	$(136.8)

Note 15. Pension and Other Postretirement Benefit Plans (Continued)

The pension costs that are reported as a component within our consolidated balance sheet, reflected in regulatory long-term assets and accumulated other comprehensive income, consist of the following:

Unrecognized Pension Costs

Year Ended December 31	2010	2009
Millions		
Net Loss	$225.1	$196.5
Prior Service Cost	1.4	1.8
Total Unrecognized Pension Costs	$226.5	$198.3

Components of Net Periodic Pension Expense

Year Ended December 31	2010	2009	2008
Millions			
Service Cost	$6.2	$5.7	$5.8
Interest Cost	26.2	26.2	25.4
Expected Return on Plan Assets	(33.7)	(33.8)	(32.5)
Amortization of Loss	6.6	3.4	1.6
Amortization of Prior Service Costs	0.5	0.6	0.6
Net Pension Expense	$5.8	$2.1	$0.9

Other Changes in Pension Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income and Regulatory Assets

Year Ended December 31	2010	2009
Millions		
Net Loss	$35.2	$6.8
Amortization of Prior Service Costs	(0.5)	(0.6)
Amortization of Gain	(6.6)	(3.4)
Total Recognized in Other Comprehensive Income and Regulatory Assets	$28.1	$2.8

Information for Pension Plans with an Accumulated Benefit Obligation in Excess of Plan Assets

Year Ended December 31	2010	2009
Millions		
Projected Benefit Obligation	$525.6	$465.3
Accumulated Benefit Obligation	$485.6	$435.9
Fair Value of Plan Assets	$382.0	$327.6

Note 15. Pension and Other Postretirement Benefit Plans (Continued)

Postretirement Health and Life Obligation and Funded Status

Year Ended December 31	**2010**	**2009**
Millions		
Change in Benefit Obligation		
Obligation, Beginning of Year	$192.1	$166.9
Service Cost	4.8	4.1
Interest Cost	10.9	10.0
Actuarial Loss	17.6	18.4
Participant Contributions	2.1	1.7
Plan Amendments	(14.2)	(1.3)
Benefits Paid	(9.2)	(7.7)
Obligation, End of Year	$204.1	$192.1
Change in Plan Assets		
Fair Value, Beginning of Year	$96.4	$78.6
Actual Return on Plan Assets	12.0	13.9
Employer Contribution	13.4	9.9
Participant Contributions	2.0	1.6
Benefits Paid	(9.1)	(7.6)
Fair Value, End of Year	$114.7	$96.4
Funded Status, End of Year	$(89.4)	$(95.7)

Net Postretirement Health and Life Amounts Recognized in Consolidated Balance Sheet Consist of:		
Current Liabilities	$(0.8)	$(0.8)
Noncurrent Liabilities	$(88.6)	$(94.8)

According to the accounting standards for Retirement Benefits only assets in the VEBAs are treated as plan assets in the above table for the purpose of determining funded status. In addition to the postretirement health and life assets reported in the previous table, we had $19.8 million in irrevocable grantor trusts included in Other Investments on our consolidated balance sheet at December 31, 2010 ($18.2 million at December 31, 2009).

The postretirement health and life costs that are reported as a component within our consolidated balance sheet, reflected in regulatory long-term assets and accumulated other comprehensive income, consist of the following:

Unrecognized Postretirement Health and Life Costs

Year Ended December 31	**2010**	**2009**
Millions		
Net Loss	$80.1	$69.6
Prior Service Cost	(11.2)	(1.3)
Transition Obligation	0.2	6.9
Total Unrecognized Postretirement Health and Life Costs	$69.1	$75.2

Components of Net Periodic Postretirement Health and Life Expense

Year Ended December 31	**2010**	**2009**	**2008**
Millions			
Service Cost	$4.8	$4.1	$4.0
Interest Cost	10.9	10.0	9.4
Expected Return on Plan Assets	(9.5)	(8.3)	(7.2)
Amortization of Prior Service Cost	(0.1)	–	–
Amortization of Loss	4.8	2.5	1.4
Amortization of Transition Obligation	2.5	2.5	2.5
Net Postretirement Health and Life Expense	$13.4	$10.8	$10.1

Note 15. Pension and Other Postretirement Benefit Plans (Continued)

Other Changes in Postretirement Benefit Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income and Regulatory Assets

Year Ended December 31	2010	2009
Millions		
Net Loss	$15.3	$12.9
Prior Service Cost (Credit) Arising During the Period	(14.2)	(1.3)
Amortization of Prior Service Cost	0.1	–
Amortization of Transition Obligation	(2.5)	(2.5)
Amortization of Loss	(4.8)	(2.5)
Total Recognized in Other Comprehensive Income and Regulatory Assets	$(6.1)	$6.6

Estimated Future Benefit Payments

	Pension	Postretirement Health and Life
Millions		
2011	$27.5	$8.5
2012	$28.4	$9.5
2013	$29.4	$10.5
2014	$30.6	$11.6
2015	$31.8	$12.7
Years 2016 – 2020	$174.6	$73.3

The pension and postretirement health and life costs recorded in other long-term assets and accumulated other comprehensive income expected to be recognized as a component of net pension and postretirement benefit costs for the year ending December 31, 2011, are as follows:

	Pension	Postretirement Health and Life
Millions		
Net Loss	$0.3	$8.5
Prior Service Costs	$12.1	$(1.7)
Transition Obligations	–	$0.1
Total Pension and Postretirement Health and Life Costs	$12.4	$6.9

Weighted-Average Assumptions Used to Determine Benefit Obligation

Year Ended December 31	2010	2009
Discount Rate		
Pension	5.36%	5.81%
Postretirement Health and Life	5.40%	5.81%
Rate of Compensation Increase	4.3 – 4.6%	4.3 – 4.6%
Health Care Trend Rates		
Trend Rate	10%	8.5%
Ultimate Trend Rate	5%	5%
Year Ultimate Trend Rate Effective	2018	2017

Weighted-Average Assumptions Used to Determine Net Periodic Benefit Costs

Year Ended December 31	2010	2009	2008
Discount Rate	5.81%	6.12%	6.25%
Expected Long-Term Return on Plan Assets			
Pension	8.5%	8.5%	9.0%
Postretirement Health and Life	6.8 – 8.5%	6.8 – 8.5%	7.2 – 9.0%
Rate of Compensation Increase	4.3 – 4.6%	4.3 – 4.6%	4.3 – 4.6%

Note 15. Pension and Other Postretirement Benefit Plans (Continued)

In establishing the expected long-term return on plan assets, we take into account the actual long-term historical performance of our plan assets, the actual long-term historical performance for the type of securities we are invested in, and apply the historical performance utilizing the target allocation of our plan assets to forecast an expected long-term return. Our expected rate of return is then selected after considering the results of each of those factors, in addition to considering the impact of current economic conditions, if applicable, on long-term historical returns.

The discount rate is computed using a yield curve adjusted for ALLETE's projected cash flows to match our plan characteristics. The yield curve is determined using high-quality long-term corporate bond rates at the valuation date. We believe the adjusted discount curve used in this comparison does not materially differ in duration and cash flows from our pension obligation.

Sensitivity of a One-Percentage-Point Change in Health Care Trend Rates

	One Percent Increase	One Percent Decrease
Millions		
Effect on Total of Postretirement Health and Life Service and Interest Cost	$2.5	$(2.0)
Effect on Postretirement Health and Life Obligation	$23.1	$(19.2)

Actual Plan Asset Allocations

	Pension		Postretirement Health and Life *(a)*	
	2010	2009	2010	2009
Equity Securities	52%	53%	58%	54%
Debt Securities	29%	28%	33%	38%
Real Estate	5%	5%	–	–
Private Equity	14%	14%	9%	8%
	100%	100%	100%	100%

(a) Includes VEBAs and irrevocable grantor trusts.

Pension plan equity securities did not include any ALLETE common stock at December 31, 2010. At December 31, 2009, $9.9 million, or 3.0 percent, of ALLETE common stock was included.

To achieve strong returns within managed risk, we diversify our asset portfolio to approximate the target allocations in the table below. Equity securities are diversified among domestic companies with large, mid and small market capitalizations, as well as investments in international companies. The majority of debt securities are made up of investment grade bonds.

Plan Asset Target Allocations

	Pension	Postretirement Health and Life *(a)*
Equity Securities	50%	48%
Debt Securities	30%	34%
Real Estate	10%	9%
Private Equity	10%	9%
	100%	100%

(a) Includes VEBAs and irrevocable grantor trusts.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). We utilize market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. We primarily apply the market approach for recurring fair value measurements and endeavor to utilize the best available information. Accordingly, we utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs, which are used to measure fair value, are prioritized through the fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 — Quoted prices are available in active markets for identical assets as of the reported date. Active markets are those in which transactions for the asset occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Note 15. Pension and Other Postretirement Benefit Plans (Continued)

Level 2 — Pricing inputs are other than quoted prices in active markets, but are either directly or indirectly observable as of the reported date. The types of assets included in Level 2 are typically either comparable to actively traded securities or contracts, such as treasury securities with pricing interpolated from recent trades of similar securities, or priced with models using highly observable inputs, such as commodity options priced using observable forward prices and volatilities.

Level 3 — Significant inputs that are generally less observable from objective sources. The types of assets included in Level 3 are those with inputs requiring significant management judgment or estimation, such as the complex and subjective models and forecasts used to determine the fair value.

Pension Fair Value

	At Fair Value as of December 31, 2010			
Recurring Fair Value Measures	**Level 1**	**Level 2**	**Level 3**	**Total**
Millions				
Assets:				
Equity Securities				
U.S. Large-cap *(a)*	$30.4	$29.9	$3.5	$63.8
U.S. Mid-cap Growth *(a)*	14.0	13.7	1.6	29.3
U.S. Small-cap *(a)*	13.7	13.5	1.6	28.8
International	–	77.1	–	77.1
Debt Securities:				
Mutual Funds	46.5		–	46.5
Fixed Income	–	65.7	–	65.7
Other Types of Investments:				
Private Equity Funds	–	–	50.7	50.7
Real Estate	–	–	20.1	20.1
Total Fair Value of Assets	$104.6	$199.9	$77.5	$382.0

Activity in Level 3	**Equity Securities (Auction Rate Securities)**	**Private Equity Funds**	**Real Estate**
Millions			
Balance as of December 31, 2009	$9.1	$44.7	$17.3
Actual Return on Plan Assets	–	(4.1)	(6.1)
Purchases, sales, and settlements, net	(2.4)	10.1	8.9
Balance as of December 31, 2010	$6.7	$50.7	$20.1

	At Fair Value as of December 31, 2009			
Recurring Fair Value Measures	**Level 1**	**Level 2**	**Level 3**	**Total**
Millions				
Assets:				
Equity Securities				
U.S. Large-cap *(a)*	$23.2	$27.5	$5.2	$55.9
U.S. Mid-cap Growth *(a)*	8.9	10.6	2.0	21.5
U.S. Small-cap *(a)*	8.6	10.1	1.9	20.6
International	–	66.4	–	66.4
ALLETE	9.9	–	–	9.9
Debt Securities:				
Mutual Funds	32.0	–	–	32.0
Fixed Income	–	59.3	–	59.3
Other Types of Investments:				
Private Equity Funds	–	–	44.7	44.7
Real Estate	–	–	17.3	17.3
Total Fair Value of Assets	$82.6	$173.9	$71.1	$327.6

(a) The underlying investments classified under U.S. Equity Securities consist of Money Market Funds and U.S. Government Bonds (Level 1), Hedge Funds (Level 2), and Auction Rate Securities (Level 3), which are combined with futures, which settle daily, in a portable alpha program to achieve the returns of the U.S. Equity Securities Large-cap, Mid-cap Growth, and Small-cap funds. Our exposure with respect to these investments includes both the futures and the underlying investments.

Note 15. Pension and Other Postretirement Benefit Plans (Continued)

Recurring Fair Value Measures Activity in Level 3	Equity Securities (Auction Rate Securities)	Private Equity Funds	Real Estate
Millions			
Balance as of December 31, 2008	$10.2	$43.2	$17.0
Actual Return on Plan Assets	0.1	(8.7)	(8.6)
Purchases, sales, and settlements, net	(1.1)	10.2	8.9
Balance as of December 31, 2009	$9.1	$44.7	$17.3

Postretirement Health and Life Fair Value

	At Fair Value as of December 31, 2010			
Recurring Fair Value Measures	**Level 1**	**Level 2**	**Level 3**	**Total**
Millions				
Assets:				
Equity Securities				
U.S. Large-cap	$15.7	–	–	$15.7
U.S. Mid-cap Growth	11.4	–	–	11.4
U.S. Small-cap	11.5	–	–	11.5
International	26.8	–	–	26.8
Debt Securities:				
Mutual Funds	9.0	–	–	9.0
Fixed Income	–	$27.9	–	27.9
Other Types of Investments:				
Private Equity Funds	–	–	$12.4	12.4
Total Fair Value of Assets	$74.4	$27.9	$12.4	$114.7

Activity in Level 3	**Private Equity Funds**
Millions	
Balance as of December 31, 2009	$9.4
Actual Return on Plan Assets	1.4
Purchases, sales, and settlements, net	1.6
Balance as of December 31, 2010	$12.4

	At Fair Value as of December 31, 2009			
Recurring Fair Value Measures	**Level 1**	**Level 2**	**Level 3**	**Total**
Millions				
Assets:				
Equity Securities				
U.S. Large-cap	$13.4	–	–	$13.4
U.S. Mid-cap Growth	9.0	–	–	9.0
U.S. Small-cap	6.3	–	–	6.3
International	21.4	–	–	21.4
Debt Securities:				
Mutual Funds	5.5	–	–	5.5
Fixed Income	–	$31.4	–	31.4
Other Types of Investments:				
Private Equity Funds	–	–	$9.4	9.4
Total Fair Value of Assets	$55.6	$31.4	$9.4	$96.4

Activity in Level 3	**Private Equity Funds**
Millions	
Balance as of December 31, 2008	$7.9
Actual Return on Plan Assets	(1.1)
Purchases, sales, and settlements, net	2.6
Balance as of December 31, 2009	$9.4

Note 15. Pension and Other Postretirement Benefit Plans (Continued)

Accounting and disclosure requirements for the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (Act) provides guidance for employers that sponsor postretirement health care plans that provide prescription drug benefits. We provide postretirement health benefits that include prescription drug benefits, which qualify us for the federal subsidy under the Act.

Note 16. Employee Stock and Incentive Plans

Employee Stock Ownership Plan. We sponsor a leveraged ESOP within the RSOP. As of their date of hire, eligible employees may to contribute to the RSOP plan. In 1990, the ESOP issued a $75 million note (term not to exceed 25 years at 10.25 percent) to us as consideration for 2.8 million shares (1.9 million shares adjusted for stock splits) of our newly issued common stock. The note was refinanced in 2006 at 6 percent. We make annual contributions to the ESOP equal to the ESOP's debt service less available dividends received by the ESOP. The majority of dividends received by the ESOP are used to pay debt service, with the balance distributed to participants. The ESOP shares were initially pledged as collateral for its debt. As the debt is repaid, shares are released from collateral and allocated to participants based on the proportion of debt service paid in the year. As shares are released from collateral, we report compensation expense equal to the current market price of the shares less dividends on allocated shares. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; available dividends on unallocated ESOP shares are recorded as a reduction of debt and accrued interest. ESOP compensation expense was $7.1 million in 2010 ($6.5 million in 2009; $10.1 million in 2008).

According to the accounting standards for stock compensation, unallocated ALLETE common stock currently held and purchased by the ESOP will be treated as unearned ESOP shares and not considered as outstanding for earnings per share computations. ESOP shares are included in earnings per share computations after they are allocated to participants.

Year Ended December 31	2010	2009	2008
Millions			
ESOP Shares			
Allocated	2.2	2.2	2.0
Unallocated	1.3	1.5	1.9
Total	3.5	3.7	3.9
Fair Value of Unallocated Shares	$48.4	$49.0	$61.3

Stock-Based Compensation. *Stock Incentive Plan.* Under our Executive Long-Term Incentive Compensation Plan (Executive Plan), share-based awards may be issued to key employees through a broad range of methods, including non-qualified and incentive stock options, performance shares, performance units, restricted stock, stock appreciation rights and other awards. There are 1.4 million shares of common stock reserved for issuance under the Executive Plan, with 0.7 million of these shares available for issuance as of December 31, 2010.

We had a Director Long-Term Stock Incentive Plan (Director Plan) which expired on January 1, 2006. No grants have been made since 2003 under the Director Plan. Approximately 2,586 options were outstanding under the Director Plan at December 31, 2010.

We currently have the following types of share-based awards outstanding:

Non-Qualified Stock Options. The options allow for the purchase of shares of common stock at a price equal to the market value of our common stock at the date of grant. Options become exercisable beginning one year after the grant date, with one-third vesting each year over three years. Options may be exercised up to ten years following the date of grant. In the case of qualified retirement, death or disability, options vest immediately and the period over which the options can be exercised is three years. Employees have up to three months to exercise vested options upon voluntary termination or involuntary termination without cause. All options are cancelled upon termination for cause. All options vest immediately upon retirement, death, disability or a change of control, as defined in the award agreement. We determine the fair value of options using the Black-Scholes option-pricing model. The estimated fair value of options, including the effect of estimated forfeitures, is recognized as expense on the straight-line basis over the options' vesting periods, or the accelerated vesting period if the employee is retirement eligible.

No stock options were granted under our Executive Long-Term Incentive Compensation Plan in 2009 or 2010. The following assumptions were used in determining the fair value of stock options granted during 2008, under the Black-Scholes option-pricing model:

Note 16. Employee Stock and Incentive Plans (Continued)

	2008
Risk-Free Interest Rate	2.8%
Expected Life	5 Years
Expected Volatility	20%
Dividend Growth Rate	4.4%

The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the grant date. Expected volatility is estimated based on the historic volatility of our stock and the stock of our peer group companies. We utilize historical option exercise and employee pre-vesting termination data to estimate the option life. The dividend growth rate is based upon historical growth rates in our dividends.

Performance Shares. Under the performance share awards plan, the number of shares earned is contingent upon attaining specific market goals over a three-year performance period. Market goals are measured by total shareholder return relative to a group of peer companies. In the case of qualified retirement, death or disability during a performance period, a pro-rata portion of the award will be earned at the conclusion of the performance period based on the market goals achieved. In the case of termination of employment for any reason other than qualified retirement, death or disability, no award will be earned. If there is a change in control, a pro-rata portion of the award will be paid based on the greater of actual performance up to the date of the change in control or target performance. The fair value of these awards is determined by the probability of meeting the total shareholder return goals. Compensation cost is recognized over the three-year performance period based on our estimate of the number of shares which will be earned by the award recipients.

Restricted Stock Units. Under the restricted stock units plan, shares vest monthly over a three year period. In the case of qualified retirement, death or disability, a pro-rata portion of the award will be earned. In the case of termination of employment for any other reason other than qualified retirement, death or disability, no award will be earned. If there is a change in control, a pro-rata portion of the award will be paid. The fair value of these awards is equal to the grant date fair value. Compensation cost is recognized over the three-year vesting period based on our estimate of the number of shares which will be earned by the award recipients.

Employee Stock Purchase Plan (ESPP). Under our ESPP, eligible employees may purchase ALLETE common stock at a 5 percent discount from the market price. Because the discount is not greater than 5 percent, we are not required to apply fair value accounting to these awards.

RSOP. The RSOP is a contributory defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, and qualifies as an employee stock ownership plan and profit sharing plan. The RSOP provides eligible employees an opportunity to save for retirement.

The following share-based compensation expense amounts were recognized in our consolidated statement of income for the periods presented.

Share-Based Compensation Expense **Year Ended December 31**	**2010**	**2009**	**2008**
Millions			
Stock Options	$0.1	$0.3	$0.7
Performance Shares	1.5	1.5	1.1
Restricted Stock Units	0.6	0.3	–
Total Share-Based Compensation Expense	$2.2	$2.1	$1.8
Income Tax Benefit	$0.9	$0.8	$0.7

There were no capitalized stock-based compensation costs at December 31, 2010, 2009, or 2008.

As of December 31, 2010, the total unrecognized compensation cost for the performance share awards and restricted stock units not yet recognized in our consolidated statements of income was $1.5 million and $0.7 million, respectively. These amounts are expected to be recognized over a weighted-average period of 1.6 years for both performance share awards and restricted stock units.

Note 16. Employee Stock and Incentive Plans (Continued)

Non-Qualified Stock Options. The following table presents information regarding our outstanding stock options as of December 31, 2010.

	2010		2009		2008	
	Number of Options	Weighted-Exercise Price	Number of Options	Weighted-Exercise Price	Number of Options	Weighted-Exercise Price
Outstanding as of January 1,	646,235	$40.05	672,419	$39.99	510,992	$39.83
Granted *(a)*	–	–	–	–	180,815	$39.10
Exercised	40,769	$27.76	4,508	$18.85	16,627	$25.56
Forfeited	44,579	$43.16	21,676	$42.62	2,761	$39.39
Outstanding as of December 31,	560,887	$40.69	646,235	$40.05	672,419	$39.99
Exercisable as of December 31,	523,491	$39.76	512,743	$37.34	406,894	$34.48

(a) Stock options have not been granted since 2008.

Cash received from non-qualified stock options exercised was $1.1 million in 2010. The weighted-average grant-date intrinsic value of options granted in 2008 was $6.18 for 2008 (none in 2010 or 2009). The intrinsic value of a stock award is the amount by which the fair value of the underlying stock exceeds the exercise price of the award. The total intrinsic value of options exercised was $0.3 million during 2010 ($0.1 million in 2009; $0.2 million in 2008).

	Range of Exercise Price		
As of December 31, 2010	$18.85 to $29.79	$37.76 to $41.35	$44.15 to $48.65
Options Outstanding and Exercisable:			
Number Outstanding and Exercisable	44,738	296,770	181,983
Weighted Average Remaining Contractual Life (Years)	1.5	5.4	5.5
Weighted Average Exercise Price	$26.96	$39.44	$46.37

Performance Shares. The following table presents information regarding our non-vested performance shares as of December 31, 2010.

	2010		2009		2008	
	Number of Shares	Weighted-Average Grant Date Fair Value	Number of Shares	Weighted-Average Grant Date Fair Value	Number of Shares	Weighted-Average Grant Date Fair Value
Non-vested as of January 1,	121,825	$41.96	79,238	$47.94	68,501	$45.63
Granted	49,302	$35.44	69,800	$35.06	36,684	$54.05
Unearned Grant Award	(22,909)	$54.50	(24,615)	$41.97	(23,624)	$42.80
Forfeited	(25,729)	$36.45	(2,598)	$38.78	(2,323)	$50.87
Non-vested as of December 31,	122,489	$38.15	121,825	$41.96	79,238	$47.94

Less than 0.1 million performance share were granted in February 2010 for the performance period ending in 2012. The ultimate issuance is contingent upon the attainment of certain future market goals of ALLETE during the performance periods. The grant date fair value of the performance share awards was $1.2 million.

No performance shares were awarded in February 2010 for the three year performance period ending in 2009, as performance targets were not met. However, in accordance with the accounting standards for stock compensation, no compensation expense previously recognized in connection with those grants will be reversed.

Less than 0.1 million performance shares were awarded in February 2011 for the three year performance period ending in 2010. The grant date fair value of the shares awarded was $1.6 million.

Note 16. Employee Stock and Incentive Plans (Continued)

Restricted Stock Units. The following table presents information regarding our available restricted stock units as of December 31, 2010.

	2010		2009	
	Number of Shares	Weighted- Average Grant Date Fair Value	Number of Shares	Weighted- Average Grant Date Fair Value
Available as of January 1,	28,983	$29.41	–	–
Granted	26,589	$31.83	30,465	$29.41
Awarded	(3,091)	$29.75	–	–
Forfeited	(8,678)	$30.62	(1,482)	$29.41
Available as of December 31,	43,803	$30.61	28,983	$29.41

Less than 0.1 million restricted stock units were granted in February 2010 for the vesting period ending in 2012..The grant date fair value of the restricted stock unit awards was $0.7 million.

Less than 0.05 million restricted stock units were awarded in 2010. The grant date fair value of the shares awarded was $0.1 million.

Note 17. Derivatives

Occasionally we enter into financial derivative instruments to manage price risk for certain power marketing contracts. Changes in a derivatives' fair value are recognized currently in earnings unless specific hedge accounting criteria is met. The mark-to-market fluctuations on any cash flow hedge are recorded in other comprehensive income on the consolidated balance sheet. During 2010, we did not enter into any new derivative instruments, and have no outstanding derivative contracts at December 31, 2010. There were no changes in fair value of derivatives recognized in 2010 in earnings, and no mark-to market changes in cash flow hedges recorded in 2010.

During 2009 we entered into two types of financial derivative instruments consisting of cash flow hedges for an energy sale that included pricing based on daily natural gas prices, and FTRs purchased to manage congestion risk for forward power sales contracts. As of December 31, 2009, approximately $0.7 million remained in other assets on our consolidated balance sheet for FTRs, which settled monthly throughout the first five months of 2010 at cost. During 2009, changes in the fair value of outstanding derivatives resulted in the recognition of $.04 million of revenue in the first two quarters, and a decrease in revenue of $0.4 million in the third quarter of 2009 when the energy swap contract ended. The mark-to-market fluctuations on the cash flow hedge in 2009 were recorded in other comprehensive income as a $0.1 million increase in fair value in the first quarter and a decrease of $0.1 million in the second quarter of 2009.

Note 18. Quarterly Financial Data (Unaudited)

Information for any one quarterly period is not necessarily indicative of the results which may be expected for the year.

Quarter Ended	Mar. 31	Jun. 30	Sept. 30	Dec. 31
Millions Except Earnings Per Share				
2010				
Operating Revenue	$233.6	$211.2	$224.1	$238.1
Operating Income	$46.1	$31.7	$35.3	$22.7
Net Income Attributable to ALLETE	$23.0	$19.4	$19.6	$13.3
Earnings Per Share of Common Stock				
Basic	$0.68	$0.57	$0.57	$0.38
Diluted	$0.68	$0.57	$0.56	$0.38
2009				
Operating Revenue	$199.6	$164.7	$178.8	$216.0
Operating Income	$31.1	$15.7	$25.4	$33.8
Net Income Attributable to ALLETE	$16.9	$9.4	$16.0	$18.7
Earnings Per Share of Common Stock				
Basic	$0.55	$0.29	$0.49	$0.56
Diluted	$0.55	$0.29	$0.49	$0.56

Schedule II

ALLETE
Valuation and Qualifying Accounts and Reserves

	Balance at Beginning of Period	Additions: Charged to Income	Additions: Other Charges	Deductions from Reserves *(a)*	Balance at End of Period
Millions					
Reserve Deducted from Related Assets					
Reserve For Uncollectible Accounts					
2008 Trade Accounts Receivable	$1.0	$1.0	–	$1.3	$0.7
Finance Receivables – Long-Term	$0.2	–	–	$0.1	$0.1
2009 Trade Accounts Receivable	$0.7	$1.3	–	$1.1	$0.9
Finance Receivables – Long-Term	$0.1	$0.3	–	–	$0.4
2010 Trade Accounts Receivable	$0.9	$1.1	–	$1.1	$0.9
Finance Receivables – Long-Term	$0.4	$0.8	–	$ 0.4	$0.8
Deferred Asset Valuation Allowance					
2008 Deferred Tax Assets	$3.3	$ (2.9)	–	–	$0.4
2009 Deferred Tax Assets	$0.4	$ (0.1)	–	–	$0.3
2010 Deferred Tax Assets	$0.3	$0.2	–	–	$0.5

(a) Includes uncollectible accounts written off.

Exhibit 12

ALLETE
Computation of Ratios of Earnings to Fixed Charges (Unaudited)

Year Ended December 31	2010	2009	2008	2007	2006
Millions					
Earnings, as defined:					
Pretax Income Before Non-Controlling Interest	$119.1	$91.5	$126.4	$137.2	$128.2
Add: Fixed Charges	43.4	38.3	30.3	26.6	27.7
Less: Non-Controlling Interest *(a)*	–	–	–	–	–
Undistributed Income from Less than 50 percent Owned Equity Investment	3.4	3.7	3.8	3.3	2.3
Total Earnings as defined	$159.1	$126.1	$152.9	$160.5	$153.6
Fixed Charges:					
Interest on Long-Term Debt	$39.7	$34.2	$27.4	$23.2	$22.8
Other Interest Charges	1.0	1.6	0.4	1.5	2.9
Interest Component of All Rentals (b)	2.7	2.5	2.5	1.9	2.0
Total Fixed Charges	$43.4	$38.3	$30.3	$26.6	$27.7
Ratio of Earnings to Fixed Charges	3.67	3.29	5.05	6.03	5.55

(a) Pretax income of subsidiaries that have not incurred fixed charges.
(b) Represents interest portion of rents estimated at 33 1/3 percent.

ALLETE Common Stock Performance

The following graph compares ALLETE's cumulative Total Shareholder Return on its common stock with the cumulative return of the S&P 500 Index and the Philadelphia Utility Index. The S&P 500 Index is a capitalization-weighted index of 500 stocks designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries. Because this composite index has a broad industry base, its performance may not closely track that of a composite index comprised solely of electric utilities. The Philadelphia Utility Index is a capitalization-weighted index of 20 utility companies involved in the production of electric energy.

The calculations assume a $100 investment on December 31, 2005, and reinvestment of dividends.

Total Shareholder Return for the Five Years Ending December 31, 2010


$300
$250
$200
$150
$100
$50
$0
2005
2006
2007
2008
2009
2010
ALLETE
S&P 500 Index
Philadelphia Utility Index

	2005	2006	2007	2008	2009	2010
ALLETE	$100	$109	$96	$82	$88	$106
S&P 500 Index	$100	$116	$122	$77	$97	$112
Philadelphia Utility Index	$100	$120	$143	$104	$114	$121

Exhibit Index

Exhibit Number

10(h)1 -	Amended and Restated ALLETE Executive Annual Incentive Plan
10(h)4 -	ALLETE Executive Annual Incentive Plan Form of Award Effective 2011
10(i)2 -	Amendment to ALLETE and Affiliated Companies Supplemental Executive Retirement Plan
10(i)3 -	ALLETE and Affiliated Companies Supplemental Executive Retirement Plan II
10(m)2 -	Amendment to ALLETE Executive Long-Term Incentive Compensation Plan
10(m)11 -	Annex A to ALLETE Executive Long-Term Incentive Compensation Plan Performance Share Grant
10(m)12 -	Annex A to ALLETE Executive Long-Term Incentive Compensation Plan Restricted Stock Unit Grant
10(n)9 -	ALLETE Non-Management Director Compensation Effective January 19, 2011
10(q) -	Amended and Restated ALLETE and Affiliated Companies Change in Control Severance Plan
12 -	Computation of Ratios of Earnings to Fixed Charges
21 -	Subsidiaries of the Registrant
23(a) -	Consent of Independent Registered Public Accounting Firm
31(a) -	Rule 13a-14(a)/15d-14(a) Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31(b) -	Rule 13a-14(a)/15d-14(a) Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32 -	Section 1350 Certification of Annual Report by the Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99 -	ALLETE News Release dated February 16, 2011, announcing earnings for the year ended December 31, 2010. **(This exhibit has been furnished and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.)**

Exhibit 10(h)1

Exhibit 10(h)1

AMENDED AND RESTATED

ALLETE

EXECUTIVE ANNUAL INCENTIVE PLAN

With Amendments through January 1, 2011

AMENDED AND RESTATED
ALLETE
EXECUTIVE ANNUAL INCENTIVE PLAN

Article 1. Establishment and Purpose

1.1 Establishment of the Plan. ALLETE, Inc., a Minnesota corporation, f/k/a Minnesota Power, Inc., f/k/a Minnesota Power & Light Company (hereinafter referred to as the "Company"), hereby establishes an annual incentive compensation plan (the "Plan"), as set forth in this document. The Plan allows for annual cash payments to Participants based on the Company's annual performance relative to both financial and non-financial goals.

1.2 Purpose of the Plan. The purpose of the Plan is to motivate Participants to work toward improved annual financial and non-financial performance. The Plan is further intended to assist the Company in its ability to attract and retain the services of officers and key employees upon whom the successful conduct of its operations is largely dependent.

1.3 Compensation Recovery Policy. Effective January 1, 2011, all amounts payable to Participants in accordance with the Plan are subject to the terms of any compensation recovery policy or policies established by ALLETE as such policy or policies may be amended from time to time ("Compensation Recovery Policy"). ALLETE hereby incorporates into the Plan the terms of the Compensation Recovery Policy.

Article 2. Definitions

Whenever used in the Plan, the following terms shall have the meanings set forth below and, when such meaning is intended, the initial letter of the word is capitalized:

2.1 "Award" means the payment made to the Participant based on the achievement of established financial and nonfinancial performance goals as provided under the Plan.

2.2 "Business Unit" means any subsidiary or division of the Company labeled as a business unit for the purposes of the Plan.

2.3 "Change in Control" of the Company shall be deemed to have occurred as of the first day that any one or more of the following conditions shall have been satisfied:

(a) the dissolution of the Company;

(b) a reorganization, merger or consolidation of the Company with one or more unrelated corporations, as a result of which the Company is not the surviving corporation;

(c) the sale, exchange, transfer or other disposition of shares of the common stock of the Company (or shares of the stock of any person that is a shareholder of the Company) in one or more transaction, related or unrelated, to one or more persons unrelated to the Company if, as a result of such transactions, any person (or any person and its affiliates) owns more than twenty percent of the voting power of the outstanding common stock of the Company; or

(d) the sale of all or substantially all the assets of the Company.

2.4 "Code" means the Internal Revenue Code of 1986, as amended from time to time.

2.5 "Committee" means the Executive Compensation Committee, appointed by the Board of Directors to administer the Plan.

2.6 "Disability" or "Disabled" means a physical or mental condition in which the Participant is:

(a) unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months;

(b) by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under the Employer's accident and health plan;

(c) determined to be totally disabled by the Social Security Administration; or

(d) disabled pursuant to an Employer-sponsored disability insurance arrangement provided that the definition of disability applied under such disability insurance program complies with the foregoing definition of Disability.

2.7 "Eligible Employee" means an employee who is eligible to participate in the Plan, as approved by the Committee.

2.8 "Participant" means an Eligible Employee who has received an opportunity for an Award.

2.9 "Performance Year" shall mean the period from January 1 through December 31 of any given year.

2.10 "Proration" or "Prorated" means an Award calculation that accounts for a period that is less than a full Performance Year. In the case of time spent in a job position or Business Unit, Proration will be based on the number of whole months spent in the position or Business Unit and counting as a whole month any month the Participant was in the position or Business Unit on the 15th of the month. In the case of a performance period that is less than a full Performance Year, Proration will be based on the number of months elapsed since the beginning of the Performance Year and counting as a whole month any month during which at least 15 calendar days were included as part of the performance period.

2.11 "Related Company" means ALLETE, Inc. and all persons with whom the ALLETE, Inc. would be considered a single employer under Code section 414(b) (employees of controlled group of corporations), and all persons with whom such person would be considered a single employer under Code section 414(c) (employees of partnerships, proprietorships, etc., under common control); provided that in applying Code sections 1563(a)(1), (2), and (3) for purposes of determining a controlled group of corporations under Code section 414(b), the language "at least 50 percent" is used instead of "at least 80 percent" each place it appears in Code sections 1563(a)(1), (2), and (3), and in applying Treasury Regulations section 1.414(c)-2 for purposes of determining trades or businesses (whether or not incorporated) that are under common control for purposes of Code section 414(c), "at least 50 percent" is used instead of "at least 80 percent" each place it appears in Treasury Regulations section 1.414(c)-2.

2.12 "Retirement" or "Retires" means Separation from Service, for reasons other than death or Disability, on or after attaining normal retirement age or early retirement age as defined in the most applicable qualified retirement plan sponsored by the Related Company that employed the Participant immediately preceding the Separation from Service, without regard to whether the Participant is a participant in such plan, or if the employer Related Company does not sponsor such retirement plan, on or after attaining Normal Retirement Age or Early Retirement Age as defined in the Minnesota Power and Affiliated Companies Retirement Plan A, without regard to whether the Participant is a participant under the Minnesota Power and Affiliated Companies Retirement Plan A.

2.13 "Separation from Service" means that the Participant terminates employment within the meaning of Treasury Regulations section 1.409A-1(h) and other applicable guidance with all Related Companies. Whether a termination of employment has occurred is determined under the facts and circumstances, and a termination of employment shall occur if all Related Companies and the Participant reasonably anticipate that no further services shall be performed after a certain date or that the level of bona fide services the Participant shall perform after such date (as an employee or an independent contractor) shall permanently decrease to no more than 20 percent of the average level of bona fide services performed (whether as an employee or an independent contractor) over the immediately preceding 36-month period (or the full period of services to the Related Companies if the Participant has been providing services to the

Related Companies less than 36 months). A Participant shall not be considered to separate from service during a bona fide leave of absence for less than six (6) months or longer if the Participant retains a right to reemployment with any Related Company by contract or statute. With respect to disability leave, a Participant shall not be considered to separate from service for 29 months unless the Participant otherwise terminates employment or is terminated by all Related Companies

2.14 "Target Award" means the percent of base salary set out at the beginning of the Performance Year, a percentage of which is earned based on performance.

Article 3. Administration

3.1 The Committee. The Plan shall be administered by the Executive Compensation Committee of the Board.

3.2 Authority of the Committee. The Committee shall have full power to administer the Plan, including, without limitation, the following: to determine the size of Awards; to determine the terms and conditions under which Awards will be made; to interpret the Plan as it deems appropriate; to establish, amend or waive rules relating to the administration of the Plan; and to delegate its authority as it deems appropriate.

3.3 Costs. The Company shall pay all costs of administration of the Plan.

Article 4. Funding

4.1 Required Funding. The required funding for Awards under the Plan will be determined before the start of each Performance Year by summing the Target Awards of the Participants.

4.2 Adjustments. As soon as practical after the end of the Performance Year, Awards will be calculated and the funded Award pool will be adjusted accordingly. If the sum total of actual Awards is greater than the sum total of Target Awards, the difference will be paid out of the additional Company profit generated by the results causing the higher payout.

Article 5. Eligibility and Participation

5.1 Eligibility. Eligible Employees may include officers and key employees of Related Companies, including employees who serve as members of the Company's Board of Directors, as determined by the Company Chief Executive Officer and approved by the Committee.

Article 6. Performance Measurement

6.1 Financial Measures. Within ninety (90) days of the start of the Performance Year, the Committee shall approve any financial performance goals using measurements such as the following: return on gross investment (ROGI), free cash flow, revenue growth, earnings before interest, taxes, depreciation, amortization and leases (EBITDAL), and/or earnings per share (EPS).

6.2 Nonfinancial Measures Employed. Within ninety (90) days of the start of the Performance Year, the Committee will approve any non-financial performance goals based on strategic objectives.

Article 7. Award Determination

7.1 Award Calculation. As soon as possible after the close of the Performance Year, based on audited financial statements (for financial goals) and other records (for nonfinancial goals), each Participant's Award shall be calculated. The Committee reserves the right to select from all Eligible Employees, an employee or employees who will not receive Awards under the Plan due to individual performance. A Participant's Award will be reduced by, and the Participant will not receive, any amount that otherwise would be disallowed as a deduction by the Company due to the limitations under Code Section 162(m), or any subsequent or similar Code provision that limits the amount of compensation expense the Company may deduct.

7.2 Awards. Any Award with respect to a Performance Year shall be paid between January 1 and March 15 of the year following the close of such Performance Year.

Article 8. Other Awards

The Committee shall have the right to make other Awards which it deems appropriate based on outstanding individual or team performance. The Committee may grant shares of the Company's common stock in lieu of cash from time to time.

Article 9. Beneficiary Designation

Each Participant under the Plan may name any beneficiary to whom any benefit under the Plan is to be paid in case of his or her death before he or she receives any or all of such benefit. Each such designation shall revoke all prior designations by the same Participant, shall be in a form prescribed by the Committee, and will be effective only when filed by the Participant in writing with the Committee during the Participant's lifetime. In the absence of any such designation, benefits remaining unpaid at the Participant's death shall be paid to the Participant's estate.

Article 10. Deferrals

The Committee may permit a Participant to defer such Participant's receipt of an Award. If any such deferral election is permitted, the Committee shall, in its sole discretion, establish rules and procedures for such payment deferrals.

Article 11. New Hires

A new employee may become a Participant in the year hired and become eligible to earn a Prorated Award for the Performance Year corresponding to the year of hire.

Article 12. Transfers

If during a Performance Year the Participant transfers to a different Business Unit and remains a Participant in the new Business Unit but with different performance goals, different opportunity level or both, the Participant will be eligible to earn a total Prorated Award equal to the sum of: (a) the Prorated Award applicable to the portion of the Performance Year spent in the Business Unit from which the Participant transferred and (b) the Prorated Award applicable to the portion of the Performance Year spent in the Business Unit to which the Participant transferred.

Article 13. Promotions

If during a Performance Year the Participant transfers to a different position in the same Business Unit but with a different opportunity level, the Participant will be eligible to earn a total Prorated Award equal to the sum of: (a) the Prorated Award applicable to the portion of the Performance Year spent in the position from which the Participant transferred and (b) the Prorated Award applicable to the portion of the Performance Year spent in the position to which the Participant transferred.

Article 14. Retirement or Disability

In the case of Retirement or Disability, the Participant will receive a Prorated Award based on the number of months within the Performance Year which had elapsed as of the date of Retirement or Disability.

Article 15. Death

Prorated Awards earned based on the number of months during the Performance Year spent in the employ of the Company until death will be paid to the Participant's beneficiary or, if no beneficiary is named, to the Participant's estate.

Article 16. Separation from Service

Separation from Service other than for Retirement, Disability or death before December 31 of any Performance Year results in forfeiture of any Award unless otherwise determined by the Committee.

Article 17. Rights of Employees

17.1 Employment. Nothing in the Plan shall interfere with or limit in any way the right of the Company to terminate any Participant's employment at any time, for any reason or for no reason in the Company's sole discretion, nor confer upon any Participant any right to continue in the employ of the Company.

17.2 Participation. No employee shall have the right to be selected to receive an Award under the Plan, or, having been so selected, to be selected to receive a future Award.

Article 18. Change in Control

Upon the occurrence of a Change in Control, as defined herein, Awards under the Plan will be calculated as if the end of the Performance Year had occurred, based on the Company's performance to date. If Awards are earned, Participants will receive a Prorated Award based on the number of months in the Performance Year which had elapsed as of the Change in Control.

Article 19. Withholding

The Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state and local taxes (including the Participants' FICA obligation) required by law to be withheld with respect to an Award made under the Plan.

Article 20. Amendment

The Company reserves the right to cancel, amend, terminate, suspend or otherwise change the Plan or outstanding Awards for any reason at any time before, during or after the Performance Year to which an Award relates, upon authorization of its Board of Directors. The Executive Compensation Committee of the Board of Directors may expand, reduce or otherwise change any and all opportunities, Awards, and any and all financial factors, or financial measures used in the Plan or outstanding Awards for any reason at any time before, during or after the Performance Year to which an Award relates. All changes described in this paragraph are at the sole discretion of the Board of Directors and/or the Executive Compensation Committee, may be made at any time, and may have a retroactive effective date.

ALLETE, Inc.

By ____________________
Alan R. Hodnik
President & Chief Executive Officer

Attest:

By ____________________
Deborah A. Amberg
Senior Vice President, General Counsel & Secretary

Exhibit 10(h)4

ALLETE Executive Annual Incentive Plan
Form of Award
Effective 2011
[Eligible Executive Employees]

Target Award Opportunity

Base Salary $

Times

Award Opportunity (percent of base salary) %

Equals

Target Award $

Performance Levels and Award Amounts

Goal Performance Level	Payout as Percent of Target Award	Award Amount
Superior	200%	$
Target	100%	$
Threshold	37.5%	$
Below Threshold	0%	$

Goals

	Goal Weighting
Financial Goals	
Net Income	50%
Cash from Operating Activities	25%
Strategic Goals	25%
	100%

Compensation Subject to Compensation Recovery Policy

Annual Incentive Plan Compensation is subject to recoupment as defined in the Compensation Recovery policy.

Exhibit 10(i)2

AMENDMENT TO
ALLETE AND AFFILIATED COMPANIES
SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

The ALLETE and Affiliate Companies Supplemental Executive Retirement Plan, as amended and restated effective January 1, 2009 ("SERP I"), is amended as follows, effective January 1, 2011.

1. Section 1.1 is amended by adding the following new sentence at the end:

Effective January 1, 2011, the Company hereby amends SERP I to provide that the SERP I retirement benefit not yet paid to a participant is forfeited in the event the participant has a separation from service for cause and to incorporate any compensation recovery policy adopted by the Company.

2. New Section 1.3 is added to read as follows:

1.3 **Compensation Recovery Policy.**

Effective January 1, 2011, all amounts payable to Participants in accordance with this Plan are subject to, and the Company hereby incorporates into this SERP I, the terms of any compensation recovery policy or policies established and amended by the Company from time to time ("Compensation Recovery Policy").

3. A new defined term "Misconduct" is added at the end of Section 2 to read as follows:

(Q) "Misconduct" means the occurrence of either or both of the following, as determined in its sole discretion by either the Executive Compensation Committee of the Company's Board of Directors with respect to Section 16 Officers of the Company, or the Administrator with respect to any other Participant:

(a) an act or omission by the Participant involving dishonesty in connection with his or her responsibilities as an employee of the Company; or

(b) the Participant's conviction of, or entry of a plea of *nolo contendere* to, any felony or a misdemeanor involving moral turpitude, provided that a misdemeanor motor vehicle violation will not constitute a crime of moral turpitude unless it involves driving while impaired within the scope of employment or another serious driving offense committed within the scope of employment.

For purposes of clarifying the foregoing definition, Misconduct can occur regardless of whether the Company discovers the Misconduct before or after the Participant's termination of employment and regardless of whether the Participant terminates employment on account of the Misconduct.

4. New Section 4.17 is added to read as follows:

4.17 **Forfeiture of Vested Retirement Benefit for Misconduct.**

Notwithstanding any other term or condition in this Section 4, a Participant will forfeit any vested Retirement Benefit attributable to any year during which the Participant engaged in Misconduct and any subsequent period. For purposes of calculating the Retirement Benefit of any Participant who engaged in Misconduct, the Participant's Final Average Earnings and Years of Credited Service will exclude the period during which the Participant engaged in Misconduct and any subsequent period.

5. New Section 4.18 is added to read as follows:

4.18 **Withholding Pursuant to Compensation Recovery Policy.**

All benefits are subject to the provisions of Sections 1.3, regardless of whether distributions have commenced.

IN WITNESS WHEREOF, and as evidence of the adoption of this amendment to SERP I, ALLETE, Inc. has caused this amendment to be executed by its duly authorized representative this 31 day of January, 2011.

ALLETE, Inc.

By: [signature]
Alan R. Hodnik
President and Chief Executive Officer

ATTEST:

By: [signature]
Deborah A. Amberg
Senior Vice President, General Counsel & Secretary

Exhibit 10(i)3

ALLETE AND AFFILIATED COMPANIES

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN II

Amended and Restated Effective January 1, 2011

TABLE OF CONTENTS

Page

ALLETE AND AFFILIATED COMPANIES

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN II

Effective January 1, 2011

ARTICLE 1
Establishment, Purpose and Intent

1.1 **Establishment**. This document includes the terms of the ALLETE and Affiliated Companies Supplemental Executive Retirement Plan II. The purpose of SERP II is to provide eligible Employees (i) an opportunity to elect to defer compensation and (ii) a supplemental Retirement Benefit, the primary purpose of which is to compensate for annual compensation limits and maximum benefit limitations imposed by the Code on Retirement Plans maintained by the Company.

SERP II is a successor to the ALLETE and Affiliated Companies Supplemental Executive Retirement Plan ("SERP I"). On December 31, 2004, the Company froze SERP I with respect to all deferrals and vested accrued Retirement Benefits (if any). On January 1, 2005, the Company established SERP II to govern (a) amounts initially deferred after December 31, 2004 and investment earnings thereon; (b) Retirement Benefit accruals after December 31, 2004; and (c) accrued but unvested SERP I Retirement Benefits as of December 31, 2004. From January 1, 2005 to the effective date hereof, the Company operated and administered the Plan in all material respects in good faith compliance with the applicable requirements of Section 409A, the final and proposed Treasury Regulations, IRS Notice 2005-1, and all other IRS guidance. The Company amended and restated SERP II in its entirety, effective January 1, 2009, to comply with Section 409A. The Company intends that SERP II constitute an unfunded deferred compensation plan for a select group of management or highly compensated employees within the meaning of ERISA sections 201(2), 301(a)(3) and 401(a)(1). All provisions of SERP II shall be interpreted and administered to the extent possible in a manner consistent with the stated intentions.

Effective January 20, 2009, the Company amended SERP II to narrow the salary-grade eligibility requirements to receive an Annual Make-Up Award for employees who first became eligible to participate in SERP II after September 30, 2006.

Effective January 1, 2011, the Company hereby amends SERP II to incorporate any compensation recovery policy adopted by the Company and to provide that certain benefits may be subject to forfeiture for Misconduct.

Capitalized terms, unless otherwise defined herein, shall have the meaning provided in Appendix A.

1.2 **Compensation Recovery Policy.** Effective January 1, 2011, all amounts payable to Participants in accordance with this Plan are subject to, and the Company hereby incorporates into this SERP II, the terms of any compensation recovery policy or policies established and amended by the Company from time to time ("Compensation Recovery Policy").

ARTICLE 2
Section 409A Plans and Organization

2.1 **Section 409A Plans.** The provisions of SERP II include terms and conditions applicable to the following 409A Plans:

2.1.1 An elective account balance plan for Employees for purposes of Elective Deferrals;

2.1.2 A non-elective account balance plan for Employees for purposes of Non-Elective Deferrals; and

2.1.3 A non-account balance plan for Employees.

2.2 **Organization.** Except as otherwise provided in this section or in a specific section, all provisions of the Plan apply to all amounts deferred under any Article of the Plan.

2.2.1 The provisions of Article 5 apply only for purposes of identifying employees eligible to receive an Annual Make-Up Award and the amount of the award, if any.

2.2.2 The provisions of Articles 6 and 7 apply only to the extent that SERP II provides for Employees' Elective Deferrals, or Non-Elective Deferrals or both, which, for purposes of Section 409A, represent the elective and non-elective account balance plans identified in subsections 2.1.1 and 2.1.2, respectively.

2.2.3 The provisions of Article 8 apply only to the extent that SERP II provides for Retirement Benefits, which represent the non-account balance plan identified in subsection 2.1.3.

2.3 **Section 409A Compliance.** To the extent that any provision of the Plan would cause a conflict with the requirements of Section 409A, or would cause the administration of the Plan to fail to satisfy Section 409A, such provision shall be deemed null and void to the extent permitted by applicable law. Nothing herein shall be construed as a guarantee of any particular tax treatment to a Participant.

ARTICLE 3
Administration

3.1 **Administrator.** The Administrator shall administer the Plan or may delegate any of its duties to such other person or persons from time to time as it may designate. Members of the Employee Benefit Plans Committee may participate in SERP II; however, any individual serving on the Employee Benefit Plans Committee shall not vote or act on any matter relating solely to himself or herself.

3.2 **Duties.** The Administrator has the authority to construe and interpret all provisions of the Plan and, to the extent permitted by Section 409A, the Administrator is authorized to remedy any errors, inconsistencies or omissions, to resolve any ambiguities, to adopt rules and practices concerning the administration of the Plan, and to make any determinations and calculations necessary or appropriate hereunder. The Company shall pay all expenses and liabilities incurred in connection with Plan administration.

3.3 **Agents.** The Administrator may engage the services of accountants, attorneys, actuaries, investment consultants, and such other professional personnel as are deemed necessary or advisable to assist in fulfilling the Administrator's responsibilities. The Administrator, the Company and the Board may rely upon the advice, opinions or valuations of any such persons.

3.4 **Binding Effect of Decisions.** The decision or action of the Administrator with respect to any question arising out of or in connection with the administration, interpretation and application of the Plan and the rules and regulations promulgated hereunder shall be final, conclusive and binding upon all persons having any interest in the Plan. Neither the Administrator, its delegates, nor the Board shall be personally liable for any good faith action, determination or interpretation with respect to the Plan, and each shall be fully protected by the Company in respect of any such action, determination or interpretation.

3.5 **Employer Information.** To enable the Administrator to perform its duties, each Employer shall supply full and timely information to the Administrator on all matters relating to the compensation of its Participants, the date and circumstances of the Participant's death, Disability or Separation from Service, and other pertinent information as the Administrator may reasonably require.

ARTICLE 4
Participation

4.1 **Eligibility and Commencement of Participation.** Eligible Employees may participate in the Plan, except to the extent provided in Section 8.1 regarding eligibility for Retirement Benefits. Each Plan Year, the Administrator shall notify Eligible Employees of their eligibility to participate in the Plan during the following Plan Year. An Eligible Employee shall become a Participant either upon the initial submission of an election form on which the Eligible Employee has elected Elective Deferrals or upon first receiving an allocation of Non-Elective Deferrals.

4.2 **Special Rule for Initial Participation.** Within 30 days after the date an individual first becomes an Eligible Employee, the individual may elect to commence participating with respect to compensation to be paid for services performed after the election is filed. This election relating to initial participation in the Plan is available only to Participants who do not participate in any Aggregated Plans. If an Employee whose participation in the Plan is terminated again becomes an Eligible Employee, he or she may elect to defer pursuant to this Section only if the Employee was ineligible to defer compensation in this Plan and all other Related Company elective account balance plans, within the meaning of Section 409A, for the 24 months preceding the date on which the Participant again became eligible to participate in this Plan.

4.3 **Termination of Participation.** If the Administrator determines in good faith that a Participant is no longer an Eligible Employee, the Participant shall cease active participation in the Plan on the last day of the Plan Year during which the Participant ceased to be an Eligible Employee, and the terms of this Plan shall continue to govern Participant's Account until the Participant's Account is paid in full.

ARTICLE 5
Annual Make-Up Award

5.1 **Eligibility.** An Employee who: (i) was a Participant as of September 30, 2006, (ii) has continuously remained an Employee in ALLETE management salary grade SA-SM, and (iii) has continuously participated in the ALLETE Executive Annual Incentive Plan or been eligible to receive a Bonus shall be eligible to receive an Annual Make-up Award. Any other Employee shall be eligible to receive an Annual Make-up Award if the Employee: (i) initially becomes, or again becomes, a Participant after September 30, 2006, (ii) is in ALLETE management salary grade SG-SM, and (iii) participates in the ALLETE Executive Annual Incentive Plan or is eligible to receive a Bonus.

5.2 **Amount of Annual Make-Up Award.** The Annual Make-Up Award shall be the sum of the Flexible Dollar Makeup, the RSOP Allocation Makeup and the RSOP Match Allocation Makeup, each calculated as described in this section.

5.2.1 **Flexible Dollar Makeup.** The Flexible Dollar Makeup for a Plan Year shall equal the product of A and B, with A equal to the sum of (i) 2% and (ii) the Participant's life insurance percentage under the Minnesota Power and Affiliated Companies Flexible Compensation Plan for nonunion employees, and B equal to the sum of: (a) the total of the Participant's Annual Incentive Award and other awards (to the extent included in calculations for the Retirement Plans) for such year, and (b) the Participant's Salary (determined as of October 1 of the prior Plan Year) in excess of the Code section 401(a)(17) limitation in effect for that Plan Year.

5.2.2 **RSOP Allocation Makeup.** For a Participant who was a Participant as of September 30, 2006, for so long as he remains continuously eligible as a Participant, the RSOP Allocation Makeup for a Plan Year shall equal the product of C and D, with C equal to the sum of (i) 1.5% and (ii) the percentage (if any) being allocated for that year as an excess amount pursuant to the RSOP, and D equal to the sum of (a) the total of the Participant's Annual Incentive Award and other award (to the extent included in calculations for the Retirement Plans) for such year, and (b) the amount of the Participant's Salary in excess of the Code section 401(a)(17) limitation in effect for that Plan Year.

For a Participant who becomes a Participant on or after October 1, 2006, the RSOP Allocation Makeup for a Plan Year shall equal the product of E and F, with E equal to the sum of: (i) 6% and (ii) the percentage, if any, being allocated as an excess amount pursuant to the RSOP; and F equal to the sum of (a) the total of the Participant's Annual Incentive Award and other award (to the extent included in calculations for the Retirement Plans) for the year, and (b) the amount of the Participant's Salary in excess of the Code section 401(a)(17) limitation in effect for that Plan Year.

If a Participant ceases to be an Eligible Employee during a Plan Year the RSOP Allocation Makeup for that Plan Year will be calculated by: (i) taking into account the full Annual Incentive Award and other award (to the extent included in calculations for the Retirement Plans) and, (ii) with respect to any Participant whose base salary exceeds the Code section 401(a)(17) limitation in effect for that Plan Year, prorating the Participant's Salary to reflect the period during the Plan Year for which the Participant was an Eligible Employee.

5.2.3 **RSOP Match Allocation Makeup.** The RSOP Match Allocation Makeup for a Plan Year shall equal the excess of G over H, with G equal to the lesser of: (i) the sum of the Participant's Elective Deferrals out of Salary and RSOP deferrals (including both pre-tax and Roth after-tax deferrals), and (ii) with respect to any Eligible Employee who was a Participant as of September 30, 2006, for so long as he remains continuously eligible as a Participant, 4% of the Participant's Salary plus Bonus; or with respect to any Eligible Employee who becomes a Participant on or after October 1, 2006, 5% of the Participant's Salary plus Bonus; and H equal to RSOP matching contributions for the Plan Year on behalf of the Participant.

5.3 **Payment.** Except to the extent deferred in accordance with this Plan, the Annual Make-Up Award for any year shall be paid between January 1 and March 15 of the year following the year to which the award relates.

5.4 **Forfeiture of Annual Make-Up Award.** Notwithstanding any other term or provision of this Article 5, if a Participant engages in Misconduct, the Participant shall forfeit or repay, as necessary, any Annual Make-Up Award payable on account of the period during which the Misconduct occurred and any subsequent period.

ARTICLE 6
SERP II Account Balance Plan for Employees

6.1 **Elective Deferrals.**

6.1.1 **Deferral Elections.** For each Plan Year, a Participant may elect to defer some or all of Salary, Bonus, and, if eligible, an Annual Make-up Award, Severance Pay and Other Awards. Elections are effective on a calendar year basis and become irrevocable no later than the date specified by the Administrator, but in any event before the beginning of the Plan Year to which the elections relate. A Participant's elections will become effective only if the forms required by the Administrator have been properly completed and signed by the Participant, timely delivered to the Administrator, and accepted by the Administrator. A Participant who fails to file elections before the required date will be treated as having elected not to defer any amounts for the following Plan Year. For any Plan Year the Administrator may, in its sole discretion, decide not to allow one or more Participants to defer certain types of compensation.

6.1.2 **Special Rule for Performance-Based Compensation.** The Administrator, in its complete and sole discretion, may allow a Participant to revise a deferral election with respect to a Bonus if the Administrator determines that the Bonus is performance-based compensation within the meaning of Section 409A and the election becomes irrevocable no later than the earlier of: (a) six months preceding the end of the performance period to which the Bonus relates; or (b) the date as of which the Bonus has become readily ascertainable, within the meaning of Section 409A.

6.1.3 **Special Rule for Severance Pay.** A Participant may elect to defer all or a portion of Severance Pay by filing with the Administrator an irrevocable deferral election no later than the date the Participant obtains a legally binding right to the Severance Pay.

6.1.4 **Cancellation of Deferral Election due to Disability.** If a Participant becomes disabled, the Administrator may, in its sole discretion, cancel the Participant's deferral election, with respect to amounts to be deferred on or after the cancellation, by the end of the year during which the Participant becomes disabled, or, if later, the 15th day of the third month following the date on which the Participant becomes disabled. For purposes of this Section, a Participant shall be disabled if the Participant is suffering from any medically determinable physical or mental impairment resulting in the Participant's inability to perform the duties of his position or any substantially similar position, if such impairment can be expected to result in death or can be expected to last for a continuous period of six months.

The Participant may elect to defer amounts for the Plan Year following his return to employment and for every Plan Year thereafter while an Eligible Employee, provided the Participant's deferral election otherwise complies with all of the requirements of this Section.

6.1.5 **Cancellation of Deferral Election due to Unforeseeable Emergency.** If a Participant experiences an Unforeseeable Emergency during a Plan Year, the Participant may submit to the Administrator a written request to cancel Elective Deferrals for the Plan Year to satisfy the Unforeseeable Emergency. If the Administrator either approves the Participant's request to cancel Elective Deferrals for the Plan Year, or approves a request for a distribution of in accordance with Section 6.4.6, then effective as of the date the request is approved the Administrator shall cancel the Participant's deferral elections for the remainder of the Plan Year. A Participant whose Elective Deferrals are canceled during a Plan Year in accordance with this section may elect Elective Deferrals for the following Plan Year; provided, however, if required to comply with Treasury Regulations section 1.401(k)-1(d)(3), the Participant may not elect to defer any amounts attributable to periods less than six months from the date on which the Participant receives a distribution on account of an Unforeseeable Emergency.

6.1.6 **Withholding of Deferrals.** The Administrator will withhold Elective Deferrals not later than the end of the calendar year during which the Company would otherwise have paid the amounts to the Participant but for the Participant's deferral election. The Administrator will not withhold Elective Deferrals from a Participant's Salary during any period in which the Participant is on an unpaid leave of absence.

6.2 **Non-Elective Deferrals.**

6.2.1 **Annual Make-Up Award.** If the Administrator determines that a Participant's Salary exceeds the Code section 401(a)(17) limit, the Administrator shall automatically credit the Participant's Annual Make-up Award to the Participant's Account.

6.2.2 **162(m) Deferrals.** The Administrator shall automatically credit a Participant's 162(m) Deferrals to the Participant's Account.

6.3 **FICA and Other Taxes.** For each Plan Year during which a Participant has Deferrals, the Participant's Employer(s) shall, in a manner determined by the Employer(s), withhold the Participant's share of FICA and other required employment or state, local, and foreign taxes on Deferrals from that portion of the Participant's Salary, Bonus, Annual Make-up Award, Severance Pay, Other Award and in the event of a 162(m) Deferral, the Participant's compensation generally, that is not deferred. To the extent permitted by Section 409A, the Administrator may reduce a Participant's Deferrals to the extent necessary to pay FICA and other employment, state, local and foreign taxes.

6.4 **Distributions.** The Plan provides for distributions in a Specified Year, or upon a Separation from Service, death, Disability, or Unforeseeable Emergency. At the time of a Participant's initial deferral election, a Participant may elect to receive a distribution: (i) with respect to Elective Deferrals, in a Specified Year; and (ii) with respect to all Deferrals, upon the earlier of Separation from Service, death or Disability. In each subsequent Plan year, a Participant may elect to have all or any portion of that year's Elective Deferrals distributed either in a Specified Year, subject to the restrictions in Section 6.4.1, or in accordance with the Participant's prior elections for distributions other than in a Specified Year. Except as otherwise provided in the Plan, a Participant's distribution elections are irrevocable and will govern the Deferrals to which the election relates until the amounts covered by the election are paid in full or until subsequently changed in accordance with Section 6.6. Notwithstanding any elections by a Participant, all distributions are subject to the provisions of Sections 1.2 and 6.5.

6.4.1 **Specified Year.** A Participant may elect to receive a distribution of Elective Deferrals in a Specified Year, which may be no earlier than the third Plan Year beginning after the date on which the Participant initially elects to receive a distribution in a Specified Year. Except as otherwise provided in this subsection or in Section 6.6, once a Participant has elected to receive a distribution in a Specified Year, the Participant may not elect to receive a distribution in a different Specified Year. Beginning during the year preceding any Specified Year previously elected by the Participant, the Participant may elect to receive a distribution of Elective Deferrals in a later Specified Year, subject, however, to the restrictions of this subsection. All amounts distributed in a Specified Year will be paid in a single lump sum.

6.4.2 **Separation from Service.** A Participant may elect to receive a distribution commencing either upon a Separation from Service, or during any of the first five years following the year of the Separation from Service. A Participant may elect to receive a distribution in the form of a lump sum, monthly installments over a period of five (5), ten (10), or fifteen (15) years, or a combination of both a lump sum and installments.

6.4.3 **Disability.** A Participant may elect to receive a distribution on account of Disability. Distributions upon Disability will commence on the earlier of the Participant's 65th birthday or the second anniversary of the Disability, unless changed in accordance with Section 6.6. A Participant may elect to receive the distribution in the form of a lump sum, monthly installments over a period of five (5), ten (10), or fifteen (15) years, or a combination of both a lump sum and installments. Notwithstanding any other election by a Participant relating to a distribution upon Disability, if a Participant dies after commencement of a Disability but before the year during which distributions would commence, the Participant's Account shall be distributed in accordance with the Participant's election regarding distributions upon death.

6.4.4 **Death.** A Participant may elect to receive a distribution commencing upon death or during any of the first five years following the year of death. A Participant may elect to receive a distribution in the form of a lump sum, monthly installments over a period of five (5), ten (10), or fifteen (15) years, or a combination of both a lump sum and installments.

6.4.5 **Unforeseeable Emergency.** A Participant may submit a written request for a distribution on account of an Unforeseeable Emergency. Upon approval by the Administrator of a Participant's request, the Participant's Account, or that portion of a Participant's Account deemed necessary by the Administrator to satisfy the Unforeseeable Emergency (determined in a manner consistent with Section 409A) plus amounts necessary to pay taxes reasonably anticipated because of the distribution, will be distributed in a single lump sum.

6.5 **Additional Distribution Rules.**

6.5.1 **Default Time and Form of Distribution.** If a Participant fails timely to elect a time and form of distribution, the Participant's Account will be distributed upon any Separation from Service, including death, in the form of a single lump sum payment.

6.5.2 **Commencement of Distributions.** Except as otherwise provided in this section, if a Participant has elected to receive a distribution commencing upon a Distribution Event, or if a distribution is required upon a Distribution Event, distribution will commence between the date of the Distribution Event and the end of the year in which the Distribution Event occurs. If a Participant has elected, or is required, to receive a distribution commencing upon a Distribution Event, and the Distribution Event occurs on or after October 1 of a Plan Year, the distribution may, to the extent permitted by Section 409A, commence after the Distribution Event and on or before the 15th day of the third calendar month following the Distribution Event, even if after the end of the year during which the Distribution Event occurs; provided, however, the Participant will not be permitted, directly or indirectly, to designate the taxable year of the distribution. If a Participant has elected to receive a distribution commencing during any of the first five years following the year of a Distribution Event, the distribution will commence during the year elected by the Participant. If a Participant has elected to receive a distribution in a Specified Year, the distribution will occur during the Specified Year. Any distribution that complies with this section shall be deemed for all purposes to comply with the Plan requirements regarding the time and form of distributions.

6.5.3 **Installments.** If a Participant elects to receive distributions in monthly installments, the Participant's Account will be paid in substantially equal monthly installments in consecutive years over the period elected by the Participant. Each monthly installment will be paid during the Plan Year in which it is due, commencing as described in Section 6.5.2. During the Plan Year in which distributions commence, the Participant will receive one installment for each calendar month beginning after the date of the Distribution Event, or, if the Participant has elected to receive a distribution commencing during any of the first five years following the year of a Distribution Event, one monthly installment for each calendar month beginning after the anniversary date of the Distribution Event. During the distribution period, the Participant's Account will be credited with interest compounded monthly at a rate of 7.5% per year. Any installment distribution that complies with this section shall be deemed for all purposes to comply with the Plan requirements regarding the time and form of distributions.

6.5.4 **Death After Commencement of Distributions.** Upon the death of a Participant after distributions of the Participant's Account have commenced, the balance of the Participant's Account will be distributed to the Participant's Beneficiary at the same times and in the same forms that the Account would have been distributed to the Participant if the Participant had survived.

6.5.5 **Distributions to Specified Employees.** Notwithstanding anything to the contrary in this Plan, if a Participant becomes entitled to a distribution on account of a Separation from Service and is a Specified Employee on the date of the Separation from Service, distributions shall not commence until the earlier of: (i) the expiration of the six-month period beginning on the date of Participant's Separation from Service, or (ii) the date of Participant's death. Payments to which a Specified Employee would otherwise be entitled during this six-month period shall be accumulated and paid, together with earnings that have accrued during this six-month delay, during the seventh month following the date of the Participant's Separation from Service, or, if earlier, the date of the Participant's death.

6.5.6 **Effect of Change in Control.** Notwithstanding a Participant's elections regarding distributions upon a Separation from Service and a distribution in a Specified Year, if (a) the Participant has a Separation from Service within two years following a Change in Control or (b) a Change in Control occurs within six months after the Participant has a Separation from Service, the Participant shall receive a distribution of the Participant's entire Account in a single lump sum upon the later of the Separation from Service or the Change in Control, whether or not distributions have already commenced.

6.6 **Subsequent Changes in Time and Form of Distributions.** A Participant may, in accordance with rules, procedures and forms specified from time to time by the Administrator, elect to change the time of commencement or change the form in which the Participant's Account is distributed or both, provided that: (i) the Participant elects at least twelve (12) months prior to the date on which payments are otherwise scheduled to commence; (ii) the new election does not take effect for at least twelve (12) months; and (iii) with respect to changes applicable to distributions in a Specified Year or upon Separation from Service, the distributions must be deferred for at least five (5) years from the date the distributions would otherwise have been paid, or in the case of installment payments, five (5) years from the date the installments were scheduled to commence. For purposes of this section, distributions on account of a Specified Year are considered scheduled to commence on January 1 of the Specified Year and all other distributions are considered to commence on the date of the Distribution Event, or if the Participant has elected a later year for commencement, January 1 of the year elected by the Participant. Any election in accordance with this section to change the time or form or both shall be irrevocable on the date it is filed with the Administrator unless subsequently changed pursuant to this Section.

ARTICLE 7
Accounts and Investments

7.1 **Establishment of Accounts.** The Company will establish notional accounts for each Participant as the Administrator deems necessary or advisable from time to time. The Company will establish a Participant's Account at the earlier of the time a Participant first elects to defer any amounts into the Account or the time the Company first credits non-elective amounts to the Account. Each Account shall be credited as appropriate with deferrals and earnings with respect to deferrals and debited for distributions from the Account.

7.2 **Timing of Credits to Accounts.** The Administrator shall credit a Participant's Elective Deferrals to the Participant's Account(s) not later than the end of the calendar year during which the Company would otherwise have paid the amounts to the Participant but for the Participant's deferral election. The Administrator shall credit Non-Elective Deferrals at such times and in such amounts as the Administrator determines.

7.3 **Vesting.** All Participant Accounts are fully vested at all times.

7.4 **Investments.** The Administrator may select investment funds to use for measuring notional gains and losses credited or debited to Participant's Accounts. The Administrator will establish, from time to time, rules and procedures for allowing each Participant who has not had a Distribution Event to designate which one or more of the selected investment funds will be used to determine the notional gains and losses credited or debited to the Participant's Accounts prior to commencement of distributions.

7.5 **Valuation Date.** As of each Valuation Date, each Account will be adjusted to reflect the effect of notional investment gains or losses, additions, distributions, transfers and all other transactions with respect to that Account since the previous Valuation Date.

ARTICLE 8
SERP II Retirement Benefit

8.1 **Eligibility.** The provisions of Article 8 apply only to Eligible Employees who were eligible for Retirement Benefits on September 30, 2006. Effective October 1, 2006, the Company froze eligibility for Retirement Benefits and individuals who were not Participants on that date are not eligible for Retirement Benefits. Any Participant who was accruing Retirement Benefits on September 30, 2006 or who was eligible to accrue Retirement Benefits on that date because the Participant received an Annual Incentive Award or Other Award and was serving in management salary grades SA – SM, will remain eligible for Retirement Benefits in accordance with this section; provided the Participant remains an Employee of a Related Company.

8.2 **Vesting; Forfeiture of Unvested Retirement Benefit.** Participants will fully vest in the Retirement Benefit upon: (i) Retirement; (ii) becoming Disabled after attaining both age 50 and 10 years of Vesting Service; or (iii) upon attaining age 50 and 10 years of Vesting Service after becoming Disabled. Participants will forfeit unvested Retirement Benefits and prior years of Vesting Service upon Separation from Service or death prior to full vesting.

8.3 **Retirement Benefit.** The amount of the Retirement Benefit shall equal a single life annuity determined in the manner provided in the Retirement Plans, including any applicable early retirement factors and cost of living adjustments, but using a Participant's Final Average Earnings and years of Credited Service as described in this section.

8.3.1 **Final Average Earnings.** Final Average Earnings include the sum of: (i) the Participant's four highest consecutive Annual Incentive Awards and Other Awards within the "applicable 15-year period," and (ii) the Participant's highest Basic Compensation during any consecutive 48-month period within the "applicable 15-year period" to the extent that Basic Compensation exceeds the limitation on compensation imposed by Code section 401(a)(17). Compensation in excess of the limitation on compensation imposed by Code section 401(a)(17) shall be determined by using the limit in effect on the first day of the 48-month period described in (i) and the next three anniversaries of that date. With respect to a Participant who becomes entitled to a distribution upon Retirement, the "applicable 15-year period" shall be the fifteen (15) years preceding the date of Retirement. With respect to a Participant who becomes entitled to a distribution because of Disability, the "applicable 15-year period" shall be the 15-year period that: (i) ends no earlier than the Participant's Disability and no later than the Participant's sixty-fifth (65th) birthday; and (ii) would result in the greatest Retirement Benefit.

8.3.2 **Years of Credited Service.** A Participant will receive credit for years of Credited Service after September 30, 2006, only to the extent that: (i) the Participant has been continuously employed since that date by a Related Company in management salary grades SA – SM; and (ii) distributions of Retirement Benefits have not commenced.

8.4 **Forfeiture of Vested Retirement Benefit for Misconduct.** Notwithstanding any other term or condition in this Article 8, a Participant will forfeit any vested Retirement Benefit attributable to any year during which the Participant engaged in Misconduct and any subsequent period. For purposes of calculating the Retirement Benefit of any Participant who engaged in Misconduct, the Participant's Final Average Earnings and Years of Credited Service will exclude the period during which the Participant engaged in Misconduct and any subsequent period.

8.5 **Time and Form of Distributions.** Subject to the provisions of Section 8.6, a Participant will become entitled to a distribution of vested Retirement Benefits, in the form determined by this section, upon the earlier of: (i) Retirement; (ii) Disability; or (iii) solely with respect to a Participant who vests after becoming Disabled, the earlier of death or attainment of age 65.

8.5.1 **Election of Alternative Forms of Distribution.** A Participant may elect to receive the Retirement Benefit in one of the following forms, each of which shall be actuarially equivalent: (i) monthly installments over a 15-year period, (ii) a monthly life annuity, (iii) a lump sum payment; or (iv) a combination of a lump sum and either (i) or (ii). Actuarially equivalence will be calculated using actuarial factors adopted by the Administrator from time to time. Effective as of December 31, 2008, Participant elections regarding the form of distribution are irrevocable and will remain in effect until the Retirement Benefits are paid in full unless a Participant elects to change the time and form of payment in accordance with Section 8.7.

8.5.2 **Default Form of Payment.** If a Participant fails to elect a form of payment with respect to the Participant's Retirement Benefit before December 31, 2008, the Retirement Benefit will be paid in the form of monthly installments over a 15-year period unless the Participant elects to change the time and form of payment in accordance with Section 8.7.

8.6 **Additional Distribution Rules.**

8.6.1 **Commencement of Distributions.** Distributions on account of a Distribution Event other than Disability will commence between the date of the Distribution Event and the end of the year in which the Distribution Event occurs. If a Distribution Event other than Disability occurs on or after October 1 of a Plan Year, the distribution may, to the extent permitted by Section 409A, commence after the Distribution Event and on or before the 15th day of the third calendar month following the Distribution Event, even if after the end of the year during which the Distribution Event occurs; provided, however, the Participant will not be permitted, directly or indirectly, to designate the taxable year of the distribution. Any distribution that complies with this section shall be deemed for all purposes to comply with the Plan requirements regarding the time and form of distributions.

8.6.2 **Distributions to Specified Employees.** Notwithstanding anything to the contrary in this Plan, if a Participant becomes entitled to a distribution on account of a Retirement and is a Specified Employee on the date of the Retirement, distributions shall not commence until the earlier of: (i) the expiration of the six-month period beginning on the date of Participant's Retirement, or (ii) the date of the Participant's death. Payments to which a Specified Employee would otherwise be entitled during this six-month period shall be accumulated and paid, together with earnings (calculated using the interest rate adopted by the Administrator for determining actuarial equivalence) that have accrued during this six-month delay, during the seventh month following the date of the Participant's Retirement, or, if earlier, the date of the Participant's death.

8.6.3 **Disability.** Unless subsequently changed in accordance with the Plan, distributions on account of Disability will commence on the earlier of the Participant's 65th birthday or the second anniversary of the Disability.

8.6.4 **Annuity Payments and Installments.** If a Participant elects to receive all or a portion of the distributions in monthly installments, that portion to be paid in installments will be paid in substantially equal monthly installments in consecutive months over a 15-year period. If a Participant elects to receive all or a portion of the distributions in the form of a life annuity, that portion to be paid as a life annuity will be paid in monthly installments in consecutive months for the remainder of the Participant's life, in the case of a unmarried Participant, and in the case of a married Participant over the lives of the Participant and the Participant's Eligible Surviving Spouse. Each monthly installment or life annuity payment will be paid during the Plan Year in which it is due, commencing as described in Section 8.6.1. During the Plan Year in which distributions commence, the Participant will receive one installment or life annuity payment for each calendar month beginning after the date of the Distribution Event. If the Participant has elected to be paid in installments, during the distribution period the portion of the Participant's Account to be paid in installments will be credited with interest compounded monthly at the interest rate used by the Administrator to determine actuarial equivalence. Any distribution that complies with this section shall be deemed for all purposes to comply with the Plan requirements regarding the time and form of distributions.

8.6.5 **Death After Commencement of Benefits.** Upon the death of a Participant after distributions of the Participant's Retirement Benefit have commenced, the remainder of the Participant's Retirement Benefit will continue to be distributed to the Participant's Beneficiary at the same time and in the same form as the benefit would have been distributed to the Participant had the Participant survived, except to the extent that the Participant had elected a life annuity: (i) if the Participant has an Eligible Surviving Spouse on the date of death, the surviving spouse will receive 60% of the Participant's life annuity benefit for the remainder of the spouse's life and (ii) if the Participant does not have an Eligible Surviving Spouse, the annuity will cease as of the first day of the month following the month during which the Participant died.

8.6.6 **Effect of Change of Control.** With respect to any Participant whose Retirement Benefit distributions have commenced, or would commence, upon a Separation from Service, if (a) the Participant's Separation from Service occurs within two years following a Change in Control or (b) a Change in Control occurs within six months after the Participant's Separation from Service, then notwithstanding the Participant's elections regarding distributions upon a Separation from Service, the

Participant shall receive a distribution of the Participant's entire remaining vested Retirement Benefit in a single lump sum upon the later of the Separation from Service or the Change in Control, whether or not distributions have already commenced. Any Retirement Benefit that does not become payable in a lump sum in accordance with this section will vest, if at all, in accordance with Section 8.2, will become payable in accordance with Section 8.5, and will otherwise remain subject to the provisions of Article 8.

8.7 **Subsequent Changes in Time and Form of Payment.** A Participant may, in accordance with rules, procedures and forms specified from time to time by the Administrator, elect to change the form in which the Participant's Retirement Benefit is distributed, provided that: (i) the Participant elects at least twelve (12) months prior to the date on which payments are otherwise scheduled to commence; (ii) the new election does not take effect for at least twelve (12) months; and (iii) with respect to changes applicable to distributions upon Retirement or, solely with respect to a Participant who vests after becoming Disabled, distributions upon attaining age 65, distributions must be deferred for at least five years from the date the distributions would otherwise have been paid, or in the case of installment payments or life annuity payments, five years from the date the installments or life annuity payments were scheduled to commence. Any such election shall be irrevocable on the date it is filed with the Administrator unless subsequently changed pursuant to this section. For purposes of this section, distributions are considered to commence on the date of the Distribution Event.

8.8 **FICA and Other Taxes.** At the time of a Participant's Distribution Event, the Participant's Employer(s) shall, in a manner determined by the Employer(s), calculate the FICA and other required employment or state, local, and foreign taxes due on the lump sum present value, calculated using the factors adopted by the Administrator for determining actuarial equivalence, of the Participant's Retirement Benefit and shall reduce the Participant's Retirement Benefit by the amount of any such taxes payable by the Participant. The amount of the Participant's Retirement Benefit remaining after reduction for any taxes shall be payable in accordance with Sections 8.6 and 8.7.

ARTICLE 9
Payment Acceleration and Delay

9.1 **Permitted Accelerations of Payment.** Except as otherwise provided herein or permitted by Section 409A, the Plan prohibits the acceleration of the time or schedule of any payment due under the Plan.

9.1.1 **Distribution in the Event of Taxation.** If, for any reason, all or any portion of any benefit provided by the Plan becomes taxable to a Participant because of a violation of Section 409A prior to receipt, the Participant may file a written request with the Administrator for a distribution of that portion of the Plan benefit that has become taxable. Upon the grant of such a request, which grant shall not be unreasonably withheld, the Participant shall receive a distribution equal to the taxable portion of the Plan benefit. If the request is granted, the tax liability distribution shall be paid between the date on which the Participant's request is approved and the end of the Plan Year during which the approval occurred, or if later, the 15th day of the third calendar month following the date on which the Participant's request is approved.

9.1.2 **Compliance with Ethics Laws or Conflicts of Interests Laws.** The Administrator is authorized, in its sole discretion, to accelerate the time or schedule of a payment to the extent necessary to avoid the violation of any applicable federal, state, local, or foreign ethics law or conflicts of interest law as provided in Section 409A.

9.1.3 **Small Accounts.** The Administrator may, in its sole discretion, distribute in a single lump sum the aggregate amounts of Deferrals or Elective Deferrals or both credited to the Participant's Account, along with any related earnings, provided: (i) the distribution results in the payment of the Participant's entire interest in the Account and all Aggregated Plans, and (ii) the total payment does not exceed the applicable dollar limit under Code section 402(g)(1)(B). The Administrator shall notify the Participant in writing if the Administrator exercises its discretion pursuant to this Section.

9.1.4 **Settlement of a Bona Fide Dispute.** The Administrator may, in its sole discretion, accelerate the time or schedule of a distribution as part of a settlement of a bona fide dispute between the Participant and the Employer over the Participant's right to a distribution provided that the distribution relates only to the deferred compensation in dispute and the Employer is not experiencing a downturn in financial health.

9.1.5 **Settlement of Debt.** The Administrator may, in its sole discretion, accelerate the time or schedule of a payment to satisfy an ordinary debt owed by the Participant to the Employer at the time the debt becomes due as provided in Section 409A.

9.2 **Permissible Payment Delays.** Notwithstanding anything in the Plan to the contrary, to the extent permitted by Section 409A, the Administrator may, in its sole discretion, delay a distribution to a Participant:

9.2.1 If the distribution would jeopardize the Employer's ability to continue as a going concern, provided that the delayed amount is distributed in the first calendar year in which the payment would not have such effect.

9.2.2 If the Company reasonably anticipates that its deduction with respect to a distribution, if paid as scheduled, could be limited or barred by the application of Code section 162(m), provided the delayed amount is distributed in the first calendar year in which the Company reasonably anticipates that the deduction would not be limited or barred by the application of Code section 162(m).

9.2.3 If the distribution would violate Federal securities or other applicable laws, provided that the delayed amount is distributed at the earliest date at which the

Administrator reasonably anticipates that the distribution will not cause such violation.

9.2.4 If calculation of the distribution is not administratively practicable due to events beyond the control of the Participant, provided that the delayed amount is distributed in the first calendar year in which the calculation of the distribution is administratively practicable.

9.3 **Suspension Not Allowed.** If a Participant whose distributions have commenced becomes eligible again to defer compensation as a Participant in any plan subject to Section 409A maintained by a Related Company, distribution of the Participant's Retirement Benefit or Account may not be suspended.

ARTICLE 10
Beneficiary Designation

10.1 **Beneficiary.** Each Participant shall have the right, in accordance with procedures established from time to time by the Administrator, to designate a Beneficiary(ies) (both primary as well as contingent) to whom Plan benefits shall, if permitted by the Plan, be paid if a Participant dies prior to complete distribution of benefits. Each Beneficiary designation shall be in a written form prescribed by the Administrator, and will be effective only when filed with the Administrator during the Participant's lifetime. Any Beneficiary designation may be changed by a Participant without the consent of the previously named Beneficiary by filing a new Beneficiary designation with the Administrator. The most recent Beneficiary designation received by the Administrator shall control the payment of all benefits under the Plan in the event of the Participant's death.

10.2 **No Beneficiary Designation.** In the absence of an effective Beneficiary designation, or if all designated Beneficiaries predecease the Participant or die prior to the complete distribution of the Participant's benefits, benefits shall be paid in the following order of precedence: (a) the Participant's surviving spouse; (b) the Participant's children (including adopted children), per stirpes; or (c) the Participant's estate.

ARTICLE 11
Claims Procedures

11.1 **Presentation of Claim.** Any Participant or Beneficiary of a deceased Participant (such Participant or Beneficiary being referred to below as a "Claimant") may file with the Administrator a written claim for a determination with respect to Plan benefits. The claim must state with particularity the determination desired by the Claimant.

11.2 **Notification of Decision.** The Administrator shall consider a Claimant's claim, and, except as provided below, within 90 days after the claim is received, shall notify the Claimant in writing:

11.2.1 That the claim has been allowed in full; or

11.2.2 That the claim has been denied, in whole or in part, and such notice must set forth in a manner calculated to be understood by the Claimant:

(a) The specific reason(s) for the denial of the claim, or any part of it;

(b) Specific reference(s) to pertinent provisions of the Plan upon which such denial was based;

(c) A description of any additional material or information necessary for the Claimant to perfect the claim, and an explanation of why such material or information is necessary; and

(d) An explanation of the claim review procedures and time limits, including a statement of the Claimant's right to initiate a civil action pursuant to section 502(a) of ERISA following an adverse determination upon review.

11.2.3 If the Administrator determines that an extension of time for processing is required, written notice of the extension shall be furnished to the Claimant prior to termination of the original 90-day period. In no event shall such extension exceed 90 days from the end of such initial period.

11.2.4 In the case of a claim for disability benefits, the Administrator shall notify the Claimant, in accordance with subsection 11.2.2 above, within 45 days after the claim is received. The notification shall advise the Claimant whether the Administrator's denial relied upon any specific rule, guideline, protocol or scientific or clinical judgment.

11.2.5 In the case of a claim for disability benefits, if the Administrator determines that an extension of time for processing is required due to matters beyond the control of the Plan, written notice of the extension shall be furnished to the Claimant prior to termination of the original 45-day period. Such extension shall not exceed 30 days from the end of the initial period. If, prior to the end of the first 30-day extension period, the Administrator determines that, due to matters beyond the control of the Plan, an additional extension of time for processing is required, written notice of a second 30-day extension shall be furnished to the Claimant prior to termination of the first 30-day extension.

11.3 **Review of a Denied Claim.** Within 90 days after receiving a notice from the Administrator that a claim has been denied, in whole or in part, a Claimant (or the Claimant's duly authorized representative) may file a written request for a review of the denial of the claim and of pertinent documents. The Claimant (or the Claimant's duly authorized representative):

11.3.1 May request reasonable access to, and copies of, all documents, records, and other information relevant to the claim, which shall be provided to Claimant free of charge; and

11.3.2 May submit written comments or other documents.

11.4 **Decision on Review.** The Administrator shall review all comments or other documents submitted by the Claimant relating to the claim, without regard to whether such information was submitted or considered in the initial benefit determination. The Administrator shall render its decision on review promptly, and not later than 60 days after the filing of a written request for review of the denial (or, if other special circumstances require additional time and written notice of such extension and circumstances is given to the Claimant within the initial 60-day period). The Administrator shall notify the Claimant, in language calculated to be understood by the Claimant:

11.4.1 That the claim has been allowed in full; or

11.4.2 That the claim has been denied, in whole or in part, and such notice must set forth:

(a) Specific reasons for the decision;

(b) Specific reference(s) to the pertinent Plan provisions upon which the decision was based;

(c) A statement that Claimant is entitled to reasonable access to, and copies of, all documents, records or other information relevant to the claim upon request and free of charge;

(d) A statement regarding the Claimant's right to initiate an action pursuant to section 502(a) of ERISA; and

(e) Such other matters as the Administrator deems relevant.

11.4.3 In the case of a claim for disability benefits, the notice shall set forth:

(a) Whether the Administrator's denial relied upon any specific rule, guideline, protocol or scientific or clinical judgment; and

(b) The following statement: "You and your Plan may have other voluntary alternative dispute resolution options, such as mediation. One way to find out what may be available is to contact your local U.S. Department of Labor Office and your State insurance regulatory agency."

11.5 **Other Remedies.** A Claimant's compliance with the foregoing procedures is a mandatory prerequisite to a Claimant's right to pursue any other remedy with respect to any claim relating to this Plan.

ARTICLE 12
Amendment or Termination

The Company hereby reserves the right to amend, modify, or terminate any one or more of the 409A Plans, at any time by action of the Board, with or without prior notice. No amendment or termination shall reduce any Participant's Account or Retirement Benefit without the written consent of the affected Participant. Notwithstanding anything herein to the contrary, to the extent consistent with Section 409A, the Board may terminate the Plan and distribute to each Participant the Participant's Account and the Participant's Retirement Benefit, if any, in a lump sum; provided that all distributions (i) commence no earlier than the date that is twelve (12) months following the termination date (or any earlier date that would comply with Section 409A) and (ii) are completed by the date that is twenty-four (24) months following the termination date (or any later date that would comply with Section 409A). In addition, payments may be accelerated upon termination of any 409A Plan only if, to the extent required under Section 409A, (i) the Company terminates all Aggregated Plans, and (ii) for three years following the date of termination of the 409A Plan, the Company does not adopt any new arrangement that would have been an Aggregated Plan of the terminated 409A Plan.

ARTICLE 13
Miscellaneous Provisions

13.1 **Unsecured General Creditor.** Participants and their Beneficiaries, heirs, successors and assigns shall have no legal or equitable rights, interests or claims in any property or assets of an Employer. An Employer's obligation under the Plan shall be merely that of an unfunded and unsecured promise to pay money in the future.

13.2 **Employer's Liability.** An Employer's liability for benefits shall be defined only by the Plan. An Employer shall have no obligation to a Participant except as expressly provided in the Plan.

13.3 **Nonassignability.** Neither a Participant nor any other person shall have any right to commute, sell, assign, transfer, pledge, anticipate, mortgage or otherwise encumber, transfer, hypothecate, alienate or convey in advance of actual receipt, the amounts, if any, payable hereunder, or any part thereof, which are, and all rights to which are expressly declared to be, unassignable and non-transferable. No part of the amounts payable shall, prior to actual payment, be subject to seizure, attachment, garnishment or sequestration for the payment of any debts, judgments, alimony or separate maintenance owed by a Participant or any other person, be transferable by operation of law in the event of a Participant's or any other person's bankruptcy or insolvency or be transferable to a spouse as a result of a property settlement or otherwise.

13.4 **No Right to Employment.** Nothing contained in this Plan or any documents relating to the Plan shall: (a) confer on a Participant any right to continue in the employ of a Related Company, (b) constitute any contract or agreement of employment, (c) interfere with the right of a Related Company to terminate the Participant's employment at any time, with or without cause.

13.5 **Incompetency.** If the Administrator determines that a distribution under this Plan is to be paid to a minor, a person declared incompetent or to a person incapable of handling the disposition of that person's property, the Administrator may direct such distribution to be paid to the guardian, legal representative or person having the care and custody of such minor, incompetent or incapable person. The Administrator may require proof of majority, competence, capacity, guardianship, or status as a legal representative as it may deem appropriate prior to distribution of a payment. Any distribution shall be a payment for the account of the Participant and the Participant's Beneficiary, as the case may be, and shall be a complete discharge of any liability for such payment amount.

13.6 **Tax Withholding.** To the extent required by the law in effect at the time of any distribution, the Participant's Employer shall withhold from any payments to a Participant hereunder any taxes required to be withheld by the federal or any state or local government, in amounts and in a manner to be determined in the sole discretion of the Employer(s).

13.7 **Furnishing Information.** A Participant or his Beneficiary will cooperate with the Administrator by furnishing any and all information requested by the Administrator and take such other actions as may be requested in order to facilitate the administration of the Plan and the distributions hereunder, including but not limited to taking such physical examinations as the Administrator may deem necessary.

13.8 **Notice.** Any notice or filing required or permitted under the Plan shall be sufficient if in writing and if (i) hand-delivered or sent by telecopy, (ii) sent by registered or certified mail, or (iii) sent by nationally-recognized overnight courier. Such notice shall be deemed given as of (i) the date of delivery if hand-delivered or sent by telecopy, (ii) as of the date shown on the postmark on the receipt for registration or certification, if delivery is by mail, or (iii) on the first business day after dispatch, if sent by nationally-recognized overnight courier.

13.9 **Gender and Number.** Except when otherwise indicated by context, words in the masculine gender shall include the feminine and neuter genders, the singular shall include the plural, and the plural shall include the singular.

13.10 **Headings.** The headings contained in this Plan are for convenience only and will not control or affect the meaning or construction of any of the terms or provisions of this Plan.

13.11 **Applicable Law and Construction.** The Plan shall be governed by, construed and administered in accordance with the applicable provisions of ERISA, and any other applicable Federal law, including Section 409A, and to the extent not preempted by Federal law, this Plan shall be governed by, construed and administered in accordance with the laws of the State of Minnesota, other than its laws respecting choice of law.

13.12 **Invalid or Unenforceable Provisions.** If any provision of this Plan shall be held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provisions hereof and the Administrator may elect in its sole discretion to construe such invalid or unenforceable provisions in a manner that conforms to applicable law or as if such provisions, to the extent invalid or unenforceable, had not been included.

13.13 **Successors.** This Plan shall bind any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company, in the same manner and to the same extent that the Company would be obligated under this Plan if no succession had taken place. In the case of any transaction in which a successor would not by the foregoing provision or by operation of law be bound by this Plan, the Company shall require such successor expressly and unconditionally to assume and agree to perform the obligations of the Company and each Employer under this Plan, in the same manner and to the same extent that the Company and each Employer would be required to perform if no such succession had taken place.

APPENDIX A

"162(m) Deferrals" means the portion of a Participant's Annual Incentive Award for a Plan Year that the Company reasonably anticipates is not deductible by the application of Code section 162(m).

"409A Plan" means one of the separate non-qualified deferred compensation arrangements described in Section 2.1.

"Account" means the Company's bookkeeping entry representing a Participant's Deferrals, and such other accounts or sub-accounts as the Administrator deems necessary or appropriate.

"Administrator" means the Employee Benefit Plans Committee appointed by the Board or delegates of the Employee Benefit Plans Committee.

"Aggregated Plans" means, with respect to any 409A Plan, that plan and all other non-qualified deferred compensation plans which must be aggregated with that plan in accordance with the plan aggregation rules of Section 409A.

"Annual Incentive Award" means the annual award received by a Participant under the ALLETE Executive Annual Incentive Plan or any predecessor or successor plan.

"Basic Compensation" shall have the meaning prescribed in Retirement Plan A, but shall be calculated without regard to the limitation on compensation imposed by Code section 401(a)(17).

"Beneficiary" means one or more persons, trusts, estates or other entities, designated in accordance this Plan, that are entitled to receive Plan benefits upon the death of a Participant.

"Board" means the Board of Directors of the Company.

"Bonus" means any incentive compensation, including Annual Incentive Awards, that is payable to the Participant in addition to the Participant's Salary.

"Change in Control" means the earliest of:

(i) the date any one Person, or more than one Person acting as a group (as the term "group" is used in Treasury Regulations section 1.409A-3(i)(5)(v)(B)), acquires ownership of stock of the Company that, together with stock previously held by the acquirer, constitutes more than fifty (50%) percent of the total fair market value or total voting power of Company stock. If any one Person, or more than one Person acting as a group, is considered to own more than fifty (50%) percent of the total fair market value or total voting power of Company stock, the acquisition of additional stock by the same Person or Persons acting as a group does not cause a Change in Control. An increase in the percentage of stock owned by any one Person, or Persons acting as a group, as a result of a transaction in which Company acquires its stock in exchange for property, is treated as an acquisition of stock;

(ii) (b) the date any one Person, or more than one Person acting as a group (as the term "group" is used in Treasury Regulations section 1.409A-3(i)(5)(v)(B)), acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by that Person or Persons) ownership of Company stock possessing at least thirty (30%) percent of the total voting power of Company stock;

(iii) (c) the date a majority of the members of the Company's board of directors is replaced during any twelve (12) month period by directors whose appointment or election is not endorsed by a majority of the members of the board of directors prior to the date of appointment or election; or

(iv) (d) the date any one Person, or more than one Person acting as a group (as the term "group" is used in Treasury Regulations section 1.409A-3(i)(5)(v)(B)), acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by that Person or Persons) assets from the Company that have a total gross fair market value equal to at least forty (40%) percent of the total gross fair market value of all the Company's assets immediately prior to the acquisition or acquisitions. For this purpose, "gross fair market value" means the value of the corporation's assets, or the value of the assets being disposed of, without regard to any liabilities associated with these assets.

In determining whether a Change in Control occurs, the attribution rules of Code section 318 apply to determine stock ownership. The stock underlying a vested option is treated as owned by the individual who holds the vested option, and the stock underlying an unvested option is not treated as owned by the individual who holds the unvested option. The term "Person" used in this definition means any individual, corporation (including any non-profit corporation), general, limited or limited liability partnership, limited liability company, joint venture, estate, trust, firm, association, organization or other entity or any governmental or quasi-governmental authority, organization, agency or body.

"Claimant" shall have the meaning set forth in Section 11.1.

"Code" means the Internal Revenue Code of 1986, as it may be amended from time to time.

"Company" means ALLETE, Inc., a Minnesota Corporation, and any successor to all, or substantially all, of the Company's assets or business.

"Credited Service" shall have the meaning prescribed in the Retirement Plan A.

"Deferrals" means Elective Deferrals and Non-Elective Deferrals.

"Disability" or "Disabled" when used with an initial capital letter, means a physical or mental condition in which the Participant is:

(i) unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months;

(ii) by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under the Employer's accident and health plan;

(iii) determined to be totally disabled by the Social Security Administration; or

(iv) disabled pursuant to an Employer-sponsored disability insurance arrangement provided that the definition of disability applied under such disability insurance program complies with the foregoing definition of Disability.

When the term "disability" (without an initial capital letter) is used in the Plan, it shall have the meaning prescribed in the definition of "Separation from Service."

"Distribution Event" means, with respect to Article 6, a Specified Year, a Separation from Service, death, Disability or the Administrator's determination regarding the occurrence of an Unforeseeable Emergency and, with respect to Article 8, Retirement, Disability or solely with respect to a Participant who vests after becoming Disabled, the earlier of death or attainment of age 65.

"Elective Deferrals" means any portion of a Participant's Salary, Bonus, Severance Pay, Annual Make-up Award or Other Award that a Participant irrevocably elects to defer.

"Eligible Employee" means an Employee in management salary grades SA-SM, who has been notified in writing by the Administrator of eligibility to participate in the Plan.

"Eligible Surviving Spouse" shall have the meaning prescribed in Retirement Plan A.

"Employee" means a person who is a common-law employee of any Related Company.

"Employer(s)" means the Company and any Related Company (now in existence or hereafter formed or acquired) that have been selected by the Administrator to participate in the Plan.

"ERISA" means the Employee Retirement Income Security Act of 1974, as it may be amended from time to time.

"IRS" means the Internal Revenue Service.

"Misconduct" means the occurrence of either or both of the following, as determined in its sole discretion by either the Executive Compensation Committee of the Company's Board of Directors with respect to Section 16 Officers of the Company, or the Administrator with respect to any other Participant:

(a) an act or omission by the Participant involving dishonesty in connection with his or her responsibilities as an employee of the Company; or

(b) the Participant's conviction of, or entry of a plea of *nolo contendere* to, any felony or a misdemeanor involving moral turpitude, provided that a misdemeanor motor vehicle violation will not constitute a crime of moral turpitude unless it involves driving while impaired within the scope of employment or another serious driving offense committed within the scope of employment.

For purposes of clarifying the foregoing definition, Misconduct can occur regardless of whether the Company discovers the Misconduct before or after the Participant's Separation from Service and regardless of whether the Participant has a Separation from Service on account of the Misconduct.

"Non-Elective Deferrals" means 162(m) Deferrals and the Annual Make-up Award credited to the Account of any Participant whose Salary exceeds the Code section 401(a)(17) limit.

"Other Award" means an award, other than an Annual Incentive Award or Severance Pay, that a Participant may defer at the Administrator's discretion.

"Participant" means any Eligible Employee (i) who has elected to defer amounts under the Plan, (ii) who is eligible to receive a Retirement Benefit or (iii) whose compensation, or a portion thereof, was deferred as a Non-Elective Deferral.

"Plan" means SERP II.

"Plan Year" means a period beginning on January 1 of each calendar year and continuing through December 31 of such calendar year.

"Related Company" means the Company and all persons with whom the Company would be considered a single employer under Code section 414(b) (employees of controlled group of corporations), and all persons with whom such person would be considered a single employer under Code section 414(c) (employees of partnerships, proprietorships, etc., under common control); provided that in applying Code sections 1563(a)(1), (2), and (3) for purposes of determining a controlled group of corporations under Code section 414(b), the language "at least 50 percent" is used instead of "at least 80 percent" each place it appears in Code sections 1563(a)(1), (2), and (3), and in applying Treasury Regulations section 1.414(c)-2 for purposes of determining trades or businesses (whether or not incorporated) that are under common control for purposes of Code section 414(c), "at least 50 percent" is used instead of "at least 80 percent" each place it appears in Treasury Regulations section 1.414(c)-2.

"Retirement" means Separation from Service, for reasons other than death, on or after attaining both 50 years of age and 10 years of Vesting Service.

"Retirement Benefit" means the benefit payable pursuant to Article 8.

"Retirement Plans" mean the Minnesota Power and Affiliated Companies Retirement Plan A and Minnesota Power and Affiliated Companies Retirement Plan B, as amended from time to time.

"Retirement Savings and Stock Ownership Plan" or "RSOP" means the Minnesota Power and Affiliated Companies Retirement Savings and Stock Ownership Plan, as amended from time to time.

"Salary" means the Participant's earnings during a calendar year, before any reduction pursuant to Code sections 125, 132(f)(4), or 401(k) and this Plan. It does not include overtime compensation, if any, Bonuses, Annual Incentive Awards and Other Awards, expense reimbursements, allowances, commission payments, employer contributions or awards under this Plan or other employee benefit plans, imputed income (whether such imputed income is from vehicle use, life insurance premiums, or any other source) payments made pursuant to the Results Sharing Program, payment of stock options and performance shares under the Long Term Incentive Compensation Plan, and any other payments of a similar nature. In the case of a Participant who is employed jointly by the Company and an affiliated company (as defined in the RSOP), Salary as defined herein shall include amounts received from all such companies.

"Section 409A" means both section 409A of the Code and Treasury Regulations section 1.409A-1 et seq., as they both may be amended from time to time, and other guidance issued by the Treasury Department and Internal Revenue Service thereunder.

"Separation from Service" means that the Participant terminates employment within the meaning of Treasury Regulations section 1.409A-1(h) and other applicable guidance with all Related Companies. Whether a termination of employment has occurred is determined under the facts and circumstances, and a termination of employment shall occur if all Related Companies and the Participant reasonably anticipate that no further services shall be performed after a certain date or that the level of bona fide services the Participant shall perform after such date (as an employee or an independent contractor) shall permanently decrease to no more than 20 percent of the average level of bona fide services performed (whether as an employee or an independent contractor) over the immediately preceding 36-month period (or the full period of services to the Related Companies if the Participant has been providing services to the Related Companies less than 36 months). A Participant shall not be considered to separate from service during a bona fide leave of absence for less than six (6) months or longer if the Participant retains a right to reemployment with any Related Company by contract or statute. With respect to disability leave, a Participant shall not be considered to separate from service for 29 months unless the Participant otherwise terminates employment or is terminated by all Related

Companies. For purposes of determining whether a Separation from Service has occurred on account of a disability, a Participant shall be disabled if the Participant is suffering from any medically determinable physical or mental impairment resulting in the Participant's inability to perform the duties of his position or any substantially similar position, if such impairment can be expected to result in death or can be expected to last for a continuous period of 6 months.

"SERP II" means the ALLETE and Affiliated Companies Supplemental Executive Retirement Plan II, as amended from time to time.

"Severance Pay" means the cash payment(s) to a Participant payable in connection with his Separation from Service in accordance with the terms of a severance arrangement that is the subject of bona fide, arm's length negotiations between a Related Company and the Participant at the time of the Separation from Service.

"Specified Year" means a calendar year during which a Participant has elected to receive a distribution of Elective Deferrals.

"Specified Employee" means an Employee who is subject to the six-month delay rule described in Code section 409A(2)(B)(i). The Board shall adopt guidelines for identifying Specified Employees in a manner consistent with Section 409A, and may amend the guidelines from time to time as permitted by Section 409A.

"Unforeseeable Emergency" means an unanticipated emergency that is caused by an event beyond the control of the Participant that would result in severe financial hardship to the Participant resulting from (i) an illness or accident of the Participant or the Participant's spouse, the Participant's beneficiary, or the Participant's dependent (as defined in Code section 152, without regard to Code sections 152(b)(1), (b)(2), and (d)(1)(B)), (ii) a loss of the Participant's property due to casualty, or (iii) such other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant, all as determined in the sole discretion of the Administrator.

"Valuation Date" means each day that the U.S. stock markets are open or such other dates as may be set by the Administrator from time to time.

"Vesting Service" shall have the meaning prescribed in the Retirement Plan A. Participants will continue to receive credit for Vesting Service after October 1, 2006. A Disabled Participant will receive credit for Vesting Service on account of any period after the commencement of the Disability during which the Participant is characterized as an active employee on the Related Company's employment records.

IN WITNESS WHEREOF, ALLETE, Inc. has caused these presents to be signed by its duly authorized officers, effective as of January 1, 2011.

ALLETE, Inc.

By: ______________________

Alan R. Hodnik

Its: President and Chief Executive Officer

ATTEST

By: ______________________

Deborah A. Amberg

Its: Senior Vice President, General Counsel and Secretary

Exhibit 10(m)2

Exhibit 10(m)2

AMENDMENT TO
ALLETE EXECUTIVE LONG-TERM INCENTIVE COMPENSATION PLAN

The ALLETE Executive Long-Term Incentive Compensation Plan, as amended and restated effective January 1, 2006 (the "Plan"), is amended as follows, effective January 1, 2011.

1. The following is added at the end Section 1.1:

    Effective January 1, 2011, the Company hereby amends the Plan to incorporate any compensation recovery policy adopted by the Company, to explicitly prohibit re-pricing and cash buyouts of Options and SARs granted under the Plan unless approved by Company shareholders, and to provide that in connection with a Change in Control, so long as the successor assumes a Restricted Stock Grant, the restrictions will be deemed to have lapsed upon the Participant's termination of employment by the company in connection with the Change in Control.

2. A new Section 1.4 is added at the end of Article 1 to read as follows:

    1.4 *Compensation Recovery Policy.* Effective January 1, 2011, all Grants are subject to the terms of any compensation recovery policy or policies established by the Company as such policy or policies may be amended from time to time ("Compensation Recovery Policy"). The Company hereby incorporates the terms of the Compensation Recovery Policy into the Plan.

3. Section 5.3 is deleted in its entirety and replaced with the following:

    5.3 *Option Price.* The Option Price for each Option granted under the Plan shall be the Fair Market Value of a Share on the date of grant, or such higher price as the Committee may determine. Except in connection with a corporate transaction involving the Company (including, but not limited to, any stock dividend, stock split, recapitalization, reorganization, merger, spin-off or exchange of shares), the terms of an outstanding award may not be adjusted or amended to reduce the exercise price of any outstanding Option granted under the Plan without shareholder approval; nor may an outstanding award for Options granted under the Plan be cancelled, exchanged, bought out or surrendered in exchange for cash or another award or Options with an exercise price that is less than the exercise price of the original Option without shareholder approval.

4. The following is added at the end Section 6.1:

    Except in connection with a corporate transaction involving the Company (including, but not limited to, any stock dividend, stock split, recapitalization, reorganization, merger, spin-off or exchange of shares), the terms of an outstanding award may not be adjusted or amended to reduce the exercise price of any outstanding SAR granted under the Plan without shareholder approval; nor may an outstanding award for SARs granted under the Plan be cancelled, exchanged, bought out or surrendered in exchange for cash or another award or SARs with ~~an~~ exercise price that is less than the exercise price of the original SAR without shareholder approval.

5. Paragraph (b) of Article 12 is deleted in its entirety and replaced with the following:

(b) Any Period of Restriction and other restrictions imposed on Restricted Stock shall be deemed to have expired. No Period of Restriction and other restrictions will be deemed to have expired, however, if and to the extent that the Restricted Stock Grant is, in connection with the Change in Control, fully assumed by the successor corporation or parent thereof; in such case, any Period of Restriction and other restrictions imposed on Restricted Stock shall be deemed to have expired upon a Participant's termination of employment by the successor corporation for reasons other than cause within 18 months following the occurrence of the Change in Control.

IN WITNESS WHEREOF, and as evidence of the adoption of this amendment to the Plan, ALLETE, Inc. has caused this amendment to be executed by its duly authorized representative this 31 day of January, 2011.

ALLETE, Inc.

By: ______________________
Alan R. Hodnik
President and Chief Executive Officer

ATTEST:

By: ______________________
Deborah A. Amberg
Senior Vice President, General Counsel & Secretary

Exhibit 10(m)11

ANNEX A
TO
ALLETE
EXECUTIVE LONG-TERM INCENTIVE COMPENSATION PLAN
PERFORMANCE SHARE GRANT

The Grant of Performance Shares evidenced by the Grant to which this is annexed is subject to the following additional terms and conditions:

1. Dividend Equivalents. The Participant shall receive Dividend Equivalents with respect to the number of Performance Shares subject to the Grant. Dividend Equivalents shall be calculated and credited to the Participant at the end of the Performance Period. The Dividend Equivalents shall be in the form of additional Performance Shares, which shall be added to the number of Performance Shares subject to the Grant, and which shall equal the number of Shares (including fractional Shares) that could be purchased on the dividend payment dates, based on the closing sale price as reported in the consolidated transaction reporting system on that date, with cash dividends that would have been paid on Performance Shares, if such Performance Shares were Shares.

2. Satisfaction of Goals. At the end of the Performance Period, the Executive Compensation Committee (the "Committee") shall determine the extent to which the Performance Goals have been met. The Participant will not be credited with any Performance Shares if the threshold level has not been met. Subject to the provisions of Section 4 hereof and to provisions in the Plan for change in control, percentages of the Performance Share grant shall be credited to the Participant as follows: If the threshold level has been met, 50% of the Performance Shares (as increased by the Dividend Equivalents) shall be credited to the Participant. If the target level has been met, 100% of the Performance Shares (as increased by the Dividend Equivalents) shall be credited to the Participant. If the superior level has been met, 200% of the Performance Shares (as increased by the Dividend Equivalents) shall be credited to the Participant. Straight line interpolation will be used to determine earned awards based on achievement of goals between the threshold, target and superior levels.

3. Payment. Subject to the provisions of subsection (d) hereof and to provisions in the Plan for change in control, Performance Shares as determined by the Committee according to Section 2 hereof shall be paid out 100% (as increased by the Dividend Equivalents) within two and one half months after the end of the Performance Period and after the Committee has determined the extent to which Performance Goals have been met. Payment shall be made, after withholding Performance Shares equal in value to the Participant's income tax obligation via a deposit of ALLETE common stock into an Invest Direct account. Performance Share awards shall not vest until paid.

4. Payment Upon Death, Retirement or Disability; Forfeiture of Unvested Performance Shares Upon Demotion, Unsatisfactory Job Performance or Other Separation from Service.

4.1 If during a Performance Period the Participant (i) Retires, (ii) dies while employed by a Related Company, or (iii) becomes Disabled, the Participant (or the Participant's beneficiary or estate) shall receive a payment of any Performance Shares (as increased by the Dividend Equivalents) after the end of the Performance Period, promptly after the Committee has determined the extent to which Performance Goals have been met. The payment shall be prorated based upon the number of whole calendar months within the Performance Period which had elapsed as of the date of death, Retirement or Disability in relation to the number of calendar months in the full Performance Period. A whole month is counted in the calculation if the Participant was in the position as of the 15th of the month.

4.2 If after the end of a Performance Period, but before any or all Performance Shares have been paid, as specified in Section 4.1 above, the Participant Retires, dies or becomes Disabled, the Participant (or the Participant's beneficiary or estate) shall be entitled to a full payout of all Performance Shares (as increased by the Dividend Equivalents), which shall be paid out at the next scheduled performance share payment date.

4.3 If prior to payment of all Performance Shares, the Participant is demoted, or ALLETE or a Business Unit determines, in its sole discretion, that the Participant's job performance is unsatisfactory, ALLETE reserves the right to cancel or amend the Participant's grant relating to any unpaid Performance Shares, with the result that some portion or all of the Participant's unpaid Performance Shares will be forfeited.

4.4 If the Participant has a Separation from Service for any reason other than those specified in subsection 4.1 above, all Performance Shares and related Dividend Equivalents to the extent not yet paid shall be forfeited on the date of such Separation from Service, except as otherwise provided by the Committee.

5. Compensation Recovery Policy. The Grant is subject to the terms of any compensation recovery policy or policies established by ALLETE as may be amended from time to time ("Compensation Recovery Policy"). ALLETE hereby incorporates into the Grant the terms of the Compensation Recovery Policy.

6. Ratification of Actions. By receiving the Grant or other benefit under the Plan, the Participant and each person claiming under or through Participant shall be conclusively deemed to have indicated the Participant's acceptance and ratification of, and consent to, any action taken under the Plan or the Grant by ALLETE, the Board or the Committee.

7. Notices. Any notice hereunder to ALLETE shall be addressed to ALLETE, 30 West Superior Street, Duluth, Minnesota 55802, Attention: Manager - Executive Compensation and Employee Benefits, Human Resources, and any notice hereunder to the Participant shall be directed to the Participant's address as indicated by ALLETE's records, subject to the right of either party to designate at any time hereafter in writing some other address.

8. Governing Law and Severability. To the extent not preempted by the Federal law, the Grant will be governed by and construed in accordance with the laws of the State of Minnesota, without regard to its conflicts of law provisions. In the event any provision of the Grant shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Grant, and the Grant shall be construed and enforced as if the illegal or invalid provision had not been included.

9. Definitions. Capitalized terms not otherwise defined herein shall have the meanings given them in the Plan. The following definitions apply to the Grant and this Annex A:

9.1 "**Code**" means the Internal Revenue Code of 1986, as it may be amended from time to time.

9.2 "**Disability**" or "**Disabled**" means a physical or mental condition in which the Participant is:

(a) unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months;

(b) by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under the Employer's accident and health plan;

(c) determined to be totally disabled by the Social Security Administration; or

(d) disabled pursuant to an Employer-sponsored disability insurance arrangement provided that the definition of disability applied under such disability insurance program complies with the foregoing definition of Disability.

9.3 "**Related Company**" means ALLETE, Inc. and all persons with whom the ALLETE, Inc. would be considered a single employer under Code section 414(b) (employees of controlled group of corporations), and all persons with whom such person would be considered a single employer under Code section 414(c) (employees of partnerships, proprietorships, etc., under common control); provided that in applying Code sections 1563(a)(1), (2), and (3) for purposes of determining a controlled group of corporations under Code section 414(b), the language "at least 50 percent" is used instead of "at least 80 percent" each place it appears in Code sections 1563(a)(1), (2), and (3), and in applying Treasury Regulations section 1.414(c)-2 for purposes of determining trades or businesses (whether or not incorporated) that are under common control for purposes of Code section 414(c), "at least 50 percent" is used instead of "at least 80 percent" each place it appears in Treasury Regulations section 1.414(c)-2.

9.4 "**Retirement**" or "**Retires**" means Separation from Service, for reasons other than death or Disability, on or after attaining normal retirement age or early retirement age as defined in the most applicable qualified retirement plan sponsored by the Related Company that employed the Participant immediately preceding the Separation from Service, without regard to whether the Participant is a participant in such plan, or if the employer Related Company does not sponsor such retirement plan, on or after attaining Normal Retirement Age or Early Retirement Age as defined in the Minnesota Power and Affiliated Companies Retirement Plan A, without regard to whether the Participant is a participant under the Minnesota Power and Affiliated Companies Retirement Plan A.

9.5 "**Separation from Service**" means that the Participant terminates employment within the meaning of Treasury Regulations section 1.409A-1(h) and other applicable guidance with all Related Companies. Whether a termination of employment has occurred is determined under the facts and circumstances, and a termination of employment shall occur if all Related Companies and the Participant reasonably anticipate that no further services shall be performed after a certain date or that the level of bona fide services the Participant shall perform after such date (as an employee or an independent contractor) shall permanently decrease to no more than 20 percent of the average level of bona fide services performed (whether as an employee or an independent contractor) over the immediately preceding 36-month period (or the full period of services to the Related Companies if the Participant has been providing services to the Related Companies less than 36 months). A Participant shall not be considered to separate from service during a bona fide leave of absence for less than six (6) months or longer if the Participant retains a right to reemployment with any Related Company by contract or statute. With respect to disability leave, a Participant shall not be considered to separate from service for 29 months unless the Participant otherwise terminates employment or is terminated by all Related Companies.

Exhibit 10(m)12

ANNEX A
TO
ALLETE
EXECUTIVE LONG-TERM INCENTIVE COMPENSATION PLAN
RESTRICTED STOCK UNIT GRANT

The grant of restricted stock units (each , a "RSU") under the ALLETE Executive Long-Term Incentive Compensation Plan (the "Plan"), evidenced by the Grant to which this is annexed, is subject to the following additional terms and conditions:

1. Form and Timing of Payment. Subject to the provisions hereof, each RSU will be paid in the form of one share of ALLETE common stock (each, a "Share"), plus accrued dividend equivalents, which shares will be deposited into an account for the Participant in the ALLETE Invest Direct plan. Except as otherwise provided in sections 3 and 4, below, payment will be made during the period ending sixty days after the end of the vesting period; provided, however, the Participant will not be permitted, directly or indirectly, to designate the taxable year of the distribution. Payment will be subject to withholding Shares equal in value to the Participant's income tax obligation.

2. Dividend Equivalents. The Participant will receive Dividend Equivalents in connection with the RSU's granted. Dividend Equivalents will be calculated and credited to the Participant at the time the underlying RSU's are paid. Dividend Equivalents shall be in the form of additional RSU's, which shall be added to the number of RSU's subject to the grant, and which shall equal the number of Shares (including fractional Shares) that could have been purchased on the dividend payment dates based on the closing price as reported in the consolidated transaction reporting system on that date with cash dividends that would have been paid on the RSU's, if such RSU's were Shares.

3. Payment Upon Retirement, Death or Disability; Forfeiture Upon Other Termination of Employment or Unsatisfactory Job Performance.

3.1 Subject to Section 3.4 below, if during the vesting period the Participant (i) Retires, (ii) dies while employed by ALLETE or any Related Company, or (iii) becomes Disabled, a portion of the unvested RSU's subject to the Grant will vest and be paid to the Participant (or the Participant's beneficiary or estate) during the period ending sixty days after such event; provided, however, the Participant will not be permitted, directly or indirectly, to designate the taxable year of the distribution. Except as otherwise provided in Section 4, Payment pursuant to this Section 3.1 shall be prorated, after giving effect to the accumulation of Dividend Equivalents, based on the number of whole calendar months within the vesting period that had elapsed as of the date of Retirement, death or Disability in relation to the number of calendar months in the vesting period. For purposes of this calculation, the Participant will be credited with a whole month if the Participant was employed on the 15th of the month.

3.2 Except as otherwise provided in Section 4, if during the vesting period or prior to payment of all RSU's the Participant has a Separation from Service for any reason other than those specified in Section 3.1 above, all unvested or unpaid RSU's subject to the Grant will be forfeited on the date of such Separation from Service.

3.3 If during the vesting period or prior to payment of all Shares the Participant is demoted, or if ALLETE determines, in its sole discretion, that the Participant's job performance is unsatisfactory, ALLETE may cancel or amend the Participant's grant relating to any unpaid RSU's, resulting in the forfeiture of some portion or all of the Participant's unpaid RSU's.

3.4 Notwithstanding anything herein to the contrary, if the Participant becomes entitled to a payment of the RSU's by reason of the Participant's Retirement and if the Participant is a Specified Employee on the date of such Retirement, payment shall not be made until the earlier of: (i) the expiration of the six-month period beginning on the date of Participant's Retirement, or (ii) the date of the Participant's death. The payment to which a Specified Employee would otherwise be entitled during this six-month period shall be paid, together with dividend equivalents that have accrued during this six-month delay, during the seventh month following the date of the Participant's Retirement, or, if earlier, the date of the Participant's death.

4. Change in Control. Upon a Change in Control, unless the Committee provides otherwise prior to the Change in Control, outstanding unvested RSU's shall immediately vest and be payable to the Participant during the period ending sixty days after the Change in Control. The RSU's will not immediately vest, however, if and to the extent that the Grant is, in connection with the Change in Control, fully assumed by the successor corporation or parent thereof; in such case, the RSU's shall immediately vest upon a Participant's termination of employment by the successor corporation for reasons other than cause within 18 months following the Change in Control and be payable to the Participant during the period ending sixty days after the termination of employment. Any payment on account of or in connection with a Change in Control will be prorated, after giving effect to the accumulation of Dividend Equivalents, based on the number of whole calendar months within the three-year vesting period that had elapsed as of the date of the Change in Control or termination of employment, as applicable, in relation to the number of calendar months in the three-year vesting period. For purposes of this calculation, the Participant will be credited with a whole month if the Participant was employed on the 15th of the month. In no event will the Participant be permitted, directly or indirectly, to designate the taxable year of the distribution on account of or in connection with a Change in Control.

5. Compensation Recovery Policy. The Grant is subject to the terms of any compensation recovery policy or policies established by ALLETE as may be amended from time to time ("Compensation Recovery Policy"). ALLETE hereby incorporates into the Grant the terms of the Compensation Recovery Policy.

6. Section 409A Compliance. To the extent that any provision of the Grant would cause a conflict with the requirements of Section 409A or would cause the administration of the Grant to

fail to satisfy Section 409A, such provision shall be deemed null and void to the extent permitted by applicable law. Nothing herein shall be construed as a guarantee of any particular tax treatment.

7. Ratification of Actions. By receiving the Grant or other benefit under the Plan, the Participant and each person claiming under or through Participant shall be conclusively deemed to have indicated the Participant's acceptance and ratification of, and consent to, any action taken under the Plan or the Grant by ALLETE, the Board, or the Committee.

8. Notices. Any notice hereunder to ALLETE shall be addressed to ALLETE, 30 West Superior Street, Duluth, Minnesota 55802, Attention: Manager - Executive Compensation and Employee Benefits, Human Resources, and any notice hereunder to the Participant shall be directed to the Participant's address as indicated by ALLETE's records, subject to the right of either party to designate at any time hereafter in writing some other address.

9. Governing Law and Severability. To the extent not preempted by the Federal law, the Grant will be governed by and construed in accordance with the laws of the State of Minnesota, without regard to its conflicts of law provisions. In the event any provision of the Grant shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Grant, and the Grant shall be construed and enforced as if the illegal or invalid provision had not been included.

10. Definitions. Capitalized terms not otherwise defined herein shall have the meanings given them in the Plan. The following definitions apply to the Grant and this Annex A:

10.1 "**Change in Control**" means the earliest of:

(i) the date any one Person, or more than one Person acting as a group (as the term "group" is used in Treasury Regulations section 1.409A-3(i)(5)(v)(B)), acquires ownership of stock of the Company that, together with stock previously held by the acquirer, constitutes more than fifty (50%) percent of the total fair market value or total voting power of Company stock. If any one Person, or more than one Person acting as a group, is considered to own more than fifty (50%) percent of the total fair market value or total voting power of Company stock, the acquisition of additional stock by the same Person or Persons acting as a group does not cause a Change in Control. An increase in the percentage of stock owned by any one Person, or Persons acting as a group, as a result of a transaction in which Company acquires its stock in exchange for property, is treated as an acquisition of stock;

(ii) the date any one Person, or more than one Person acting as a group (as the term "group" is used in Treasury Regulations section 1.409A-3(i)(5)(v)(B)), acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by that Person or Persons) ownership of Company stock possessing at least thirty (30%) percent of the total voting power of Company stock;

(iii) the date a majority of the members of the Company's board of directors is replaced during any twelve (12) month period by directors whose appointment or election is not endorsed by a majority of the members of the board of directors prior to the date of appointment or election; or

(iv) the date any one Person, or more than one Person acting as a group (as the term "group" is used in Treasury Regulations section 1.409A-3(i)(5)(v)(B)), acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by that Person or Persons) assets from the Company that have a total gross fair market value equal to at least forty (40%) percent of the total gross fair market value of all the Company's assets immediately prior to the acquisition or acquisitions. For this purpose, "gross fair market value" means the value of the corporation's assets, or the value of the assets being disposed of, without regard to any liabilities associated with these assets.

In determining whether a Change in Control occurs, the attribution rules of Code section 318 apply to determine stock ownership. The stock underlying a vested option is treated as owned by the individual who holds the vested option, and the stock underlying an unvested option is not treated as owned by the individual who holds the unvested option. The term "Person" used in this definition means any individual, corporation (including any non-profit corporation), general, limited or limited liability partnership, limited liability company, joint venture, estate, trust, firm, association, organization or other entity or any governmental or quasi-governmental authority, organization, agency or body.

10.2 "**Code**" means the Internal Revenue Code of 1986, as it may be amended from time to time

10.3 "**Disability**" or "**Disabled**" means a physical or mental condition in which the Participant is:

(i) unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months;

(ii) by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under the Employer's accident and health plan;

(iii) determined to be totally disabled by the Social Security Administration; or

(iv) disabled pursuant to an Employer-sponsored disability insurance arrangement provided that the definition of disability applied under such disability insurance program complies with the foregoing definition of Disability.

10.4 "**Related Company**" means the ALLETE, Inc. and all persons with whom the ALLETE, Inc. would be considered a single employer under Code section 414(b) (employees of controlled group of corporations), and all persons with whom such person would be considered a single employer under Code section 414(c) (employees of partnerships, proprietorships, etc., under common control); provided that in applying Code sections 1563(a)(1), (2), and (3) for purposes of determining a controlled group of corporations under Code section 414(b), the language "at least 50 percent" is used instead of "at least 80 percent" each place it appears in Code sections 1563(a)(1), (2), and (3), and in applying Treasury Regulations section 1.414(c)-2 for purposes of determining trades or businesses (whether or not incorporated) that are under common control for purposes of Code section 414(c), "at least 50 percent" is used instead of "at least 80 percent" each place it appears in Treasury Regulations section 1.414(c)-2.

10.5 "**Retirement**" or "**Retires**" means Separation from Service, for reasons other than death or Disability, on or after attaining normal retirement age or early retirement age as defined in the most applicable qualified retirement plan sponsored by the Related Company that employed the Participant immediately preceding the Separation from Service, without regard to whether the Participant is a participant in such plan, or if the employer Related Company does not sponsor such retirement plan, on or after attaining Normal Retirement Age or Early Retirement Age as defined in the Minnesota Power and Affiliated Companies Retirement Plan A, without regard to whether the Participant is a participant under the Minnesota Power and Affiliated Companies Retirement Plan A.

10.6 "**Section 409A**" means Section 409A of the Code and Treasury Regulations section 1.409A-1 et seq., as they both may be amended from time to time, or other guidance issued by the Treasury Department and Internal Revenue Service thereunder.

10.7 "**Separation from Service**" means that the Participant terminates employment within the meaning of Treasury Regulations section 1.409A-1(h) and other applicable guidance with all Related Companies. Whether a termination of employment has occurred is determined under the facts and circumstances, and a termination of employment shall occur if all Related Companies and the Participant reasonably anticipate that no further services shall be performed after a certain date or that the level of bona fide services the Participant shall perform after such date (as an employee or an independent contractor) shall permanently decrease to no more than 20 percent of the average level of bona fide services performed (whether as an employee or an independent contractor) over the immediately preceding 36-month period (or the full period of services to the Related Companies if the Participant has been providing services to the Related Companies less than 36 months). A Participant shall not be considered to separate from service during a bona fide leave of absence for less than six (6) months or longer if the Participant retains a right to reemployment with any Related Company by contract or statute. With respect to disability leave, a Participant shall not be considered to separate from service for 29 months unless the Participant otherwise terminates employment or is terminated by all Related Companies.

10.8 "**Specified Employee**" means an Participant who is subject to the six-month delay rule described in Code section 409A(2)(B)(i), determined in accordance with guidelines adopted by the Board from time to time as permitted by Section 409A of the Code and Treasury Regulations section 1.409A-1 et seq., as they both may be amended from time to time, and other guidance issued by the Treasury Department and Internal Revenue Service thereunder.

Exhibit 10(n)9

ALLETE, INC.
Non-Management Director Compensation
Effective January 19, 2011

Board Retainers [1] [2]	
Stock	$60,000
Cash	$35,000
Committee Cash Retainers [1] [2]	
Audit	$9,000
Executive Compensation	$7,500
Corporate Governance & Nominating	$7,500
Chair Cash Retainers [1] [2]	
Audit	$8,500
Executive Compensation	$5,500
Corporate Governance & Nominating	$4,500

Lead Director [1] [2] [3]	
Board Stock Retainer	$60,000
Board Cash Retainer	$35,000
Lead Director Cash Retainer	$25,000

Board Chairman [1] [2] [3]	
Board Stock Retainer	$90,000
Board Cash Retainer	$85,000

[1] Cash and stock retainers may be deferred under the Director Compensation Deferral Plan II.
[2] Cash retainers may be elected to be received in ALLETE stock.
[3] Lead Director and Board Chairman are not eligible for other committee or chair retainers.

Exhibit 10(q)

AMENDED AND RESTATED

ALLETE AND AFFILIATED COMPANIES

CHANGE IN CONTROL SEVERANCE PLAN

ALLETE's Board of Directors has determined that it is in the best interest of ALLETE and its shareholders to foster the continued dedication and objectivity of certain key members of the Company's management notwithstanding the possibility or occurrence of an acquisition by another company or other change in control of the Company. Accordingly, ALLETE adopted the Change in Control Severance Plan effective as of February 13, 2008.

Effective as of the "Effective Date," The Board has adopted this Amended and Restated Change in Control Severance Pay Plan designed, among other changes, to eliminate the excise tax gross-up feature, to eliminate certain benefit continuation payments and to establish a modified severance payment cap, all as provided herein.

Section 1. **Definitions**. For purposes of the Plan, the following terms shall have the meanings indicated below:

"Act" means the Securities Exchange Act of 1934, as amended from time to time.

"Affiliate" means any entity directly or indirectly controlled by, controlling or under common control with, ALLETE.

"ALLETE" means ALLETE, Inc., a Minnesota Corporation.

"Base Salary" shall mean, as to any Participant, the highest amount a Participant is entitled to receive annually as base salary at any time during the Protection Period, without reduction for any pre-tax contributions to benefit plans.

"Benefit Continuation Payment" means the payment described in Section 2.1.2.
"Board" means the Board of Directors of ALLETE.

"Bonus Amount" shall mean, as to any Participant, an amount equal to the Participant's annual bonus which would have been payable under the Bonus Plan in which he or she participates (x) as of immediately prior to the Change in Control had he or she continued in employment until the end of the fiscal year of the Employer in which the Change in Control occurs and had bonuses been payable at "target" levels for such year or (y) if greater, as of the Termination Date had he or she continued in employment until the end of the fiscal year of the Employer in which the Termination Date occurs and had bonuses been payable at "target" levels for such year.

"Bonus Plan" shall mean the ALLETE Executive Annual Incentive Plan and any similar or successor annual bonus plan, excluding plans intended to qualify under Section 401(a) of the Code.

"Cause" means:

(a) the Participant's willful and continued failure to perform the duties and responsibilities of his or her position (other than as a result of the Participant's disability or anticipated failure after the Participant gives notice of Termination for Good Reason by the Participant) after there has been delivered to the Participant a written demand for performance which describes the basis for the belief that the Participant has not substantially performed his or her duties and after the Participant fails to take full corrective action within twenty (20) days of receipt of such notice; or

(b) any material act of personal dishonesty taken by the Participant in connection with his or her responsibilities as an employee of the Company which is demonstrably and materially injurious to the Company; or

(c) the Participant's conviction of, or plea of *nolo contendere* to, a felony that the Company (or in the case of the Chief Executive Officer, the Board) reasonably believes has had or will have a material detrimental effect on the Company's business or reputation.

"Change in Control" means the earliest of:

(a) the date any one Person, or more than one Person acting as a group (as the term "group" is used in Treasury Regulation section 1.409A-3(i)(5)(v)(B)), acquires ownership of stock of ALLETE that, together with stock previously held by the acquiror, constitutes more than fifty (50%) percent of the total fair market value or total voting power of ALLETE stock. If any one Person, or more than one Person acting as a group, is considered to own more than fifty (50%) percent of the total fair market value or total voting power of ALLETE stock, the acquisition of additional stock by the same Person or Persons acting as a group does not cause a Change in Control. An increase in the percentage of stock owned by any one Person, or Persons acting as a group, as a result of a transaction in which ALLETE acquires its stock in exchange for property, is treated as an acquisition of stock;

(b) the date any one Person, or more than one Person acting as a group (as the term "group" is used in Treasury Regulation section 1.409A-3(i)(5)(v)(B)), acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by that Person or Persons) ownership of a ALLETE stock possessing at least thirty (30%) percent of the total voting power of ALLETE stock;

(c) the date a majority of the members of the ALLETE board of directors is replaced during any twelve (12) month period by directors whose appointment or election is not endorsed by a majority of the members of the board of directors prior to the date of appointment or election; or

(d) the date any one Person, or more than one Person acting as a group (as the term "group" is used in Treasury Regulation section 1.409A-3(i)(5)(v)(B)), acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by that Person or Persons) assets from ALLETE that have a total gross fair market value equal to at least forty (40%) percent of the total gross fair market value of all ALLETE's assets immediately prior to the acquisition or acquisitions. For this purpose, "gross fair market value" means the value of the corporation's assets, or the value of the assets being disposed of, without regard to any liabilities associated with these assets.

In determining whether a Change in Control occurs, the attribution rules of Code Section 318 apply to determine stock ownership. The stock underlying a vested option is treated as owned by the individual who holds the vested option, and the stock underlying an unvested option is not treated as owned by the individual who holds the unvested option.

"Change in Control Severance Payment" means the Severance Payment and Benefit Continuation Payment.

"Code" means the Internal Revenue Code of 1986, as amended from time to time.

"Committee" means the committee responsible for administering the Plan, as described in Section 5.

"Company" means ALLETE and its Affiliates and except for purposes of determining whether a Change in Control has occurred, shall include any successor in interest to its business or assets which assumes the obligations of the Plan as required in Section 6.1 or which becomes bound by the terms of the Plan by operation of law.

"Effective Date" means January 19, 2011.

"Good Reason" means the occurrence of any of the following without the Participant's consent, which will permit the Participant to terminate employment within ninety (90) days after the end of the Cure Period (defined below):

(a) a material diminution of the Participant's authority, duties, or responsibilities relative to the authority, duties or responsibilities of the Participant prior to such reduction; or

(b) a material diminution by the Company in the Participant's total compensation, including base pay, aggregate incentive compensation opportunities (but excluding any reduction in incentive compensation awards as the result of the performance of the Participant or the Company) and aggregate benefits, as in effect immediately prior to such reduction; or

(c) the relocation of the Participant to a location or facility more than fifty (50) miles from the Participant's location immediately prior to change; or

(d) a material diminution by the Company of the authority, duties, or responsibilities of the supervisor to whom the Participant is required to report relative to the authority, duties or responsibilities of the supervisor prior to such reduction, including a requirement that the Participant report to a corporate officer or employee instead of reporting directly to the Board; or

(e) a material diminution in the budget over which the Participant retains authority relative to the budget prior to such reduction; or

(f) any other action or inaction that constitutes a material breach by the Company of an agreement under which a Participant provides services.

Notwithstanding the foregoing, the Participant may not resign for Good Reason without first providing the Employer with written notice (except in the case of ALLETE's Chief Executive Officer who shall provide such notice to the Board) of the condition that could constitute a "Good Reason" event within ninety (90) days of the initial existence of the condition and then only if such condition has not been remedied by the Employer within thirty (30) days of such written notice (the "Cure Period").

"Employer" shall mean, as applicable to any Participant, ALLETE or an Affiliate that employs the Participant.

"Involuntary Separation" means, with respect to a Participant, an involuntary termination of employment by the Employer without Cause, or a voluntary termination by the Participant with Good Reason.

"Participant" means an individual who the Committee has selected to participate in the Plan and who has received written notification of both the eligibility to participate and status as either a "Group A Participant" or a "Group B Participant."

"Person" means any individual, corporation (including any non-profit corporation), general, limited or limited liability partnership, limited liability company, joint venture, estate, trust, firm, association, organization or other entity or any governmental or quasi-governmental authority, organization, agency or body.

"Plan" means this Amended and Restated ALLETE and Affiliated Companies Change in Control Severance Plan.

"Protection Period" means the period beginning on the date that is six (6) months prior to a Change in Control and ending on the date that is twenty four (24) months after a Change in Control.

"Severance Duration Multiplier" means with respect to any Group A Participant, 2.5; and, with respect to any Group B Participant, 1.5.

"Severance Payment" means the payment described in Section 2.1.1.

"Termination Date" shall mean, with respect to a Participant, the date of the Participant's Involuntary Separation.

Section 2. Change in Control Severance Benefits.

2.1 Involuntary Separation in Connection with Change in Control. If a Participant has an Involuntary Separation on any date during the Protection Period, Participant will receive the following severance benefits from the Employer:

2.1.1 Severance Payment. Participant will receive a lump sum cash payment in an amount equal to the product of (a) the applicable Severance Duration Multiplier and (b) the sum of (i) the Participant's Base Salary and (ii) the Participant's Bonus Amount.

2.1.2 Benefit Continuation Payment. Participant will receive an additional lump sum cash payment in an amount equal to the applicable Severance Duration Multiplier times the sum of: (i) the annual premium for medical and dental benefits in effect on the Termination Date as determined for individuals who are entitled to elect continuation coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA"); (ii) the annual premium the Employer would have paid to maintain core life insurance on behalf of the Participant had the Participant remained an employee of the Employer; and (iii) an amount the Employer would have allocated to the Participant annually under the Minnesota Power and Affiliated Companies Flexible Compensation Plan, determined with reference to the Participant's Base Salary.

Participants will be responsible for electing benefit continuation coverage, if such coverage is desired, pursuant to COBRA, within the time period prescribed pursuant to COBRA, and for paying all COBRA premiums for any continuation coverage so elected.

2.1.3 Outplacement Services. The Company will pay up to an aggregate of $25,000 for outplacement services obtained by Participant on or before the end of the second year following the year including the Termination Date, provided that the services commence not later than three (3) months following the later of the Change in Control or the Termination Date, and all amounts must be paid by the end of the third year following the year including the Termination Date. Outplacement services will be provided only in kind; the Company will pay the outplacement service provider(s) directly for services rendered to the Participant in accordance with this Section. No cash will be paid in lieu of outplacement services, nor will cash compensation to the Participant be increased if the Participant declines or does not use outplacement services.

2.2 Timing of Severance Payments. Subject to Sections 2.5 and 3.1, the Company will pay any Change in Control Severance Payment to which a Participant is entitled within 30 days after the later of the Termination Date or the effective date of the Separation Agreement and Release, but in no event more than seventy-four (74) calendar days after the later of the date of the Change of Control or the Termination Date.

2.3 Voluntary Resignation; Termination for Cause. If Participant's employment with the Company terminates for any reason other than Involuntary Separation, Participant will not receive any payments under this Plan.

2.4 Coordination with other Payments. The payments and benefits under this Plan to a Participant are intended to constitute the exclusive payments in the nature of severance or termination pay that shall be due to a Participant upon termination of his or her employment without Cause or for Good Reason in connection with a Change in Control and shall be in lieu of any such other payments under any agreement, plan, practice or policy of the Company, except as otherwise expressly provided in a written agreement between the Company and the Participant that such severance payments or benefits are to be paid in addition to any payment or benefit described herein. Accordingly, if a Participant is a party to an employment, severance, termination, salary continuation or other similar agreement with the Company or any of its Affiliates, or is a participant in any other severance plan, practice or policy of the Company or any of its Affiliates that does not expressly provide that such severance payments or benefits are to be paid in addition to any payment or benefit described herein, the severance pay to which the Participant is entitled under this Plan shall be reduced (but not below zero) by the amount of severance pay to which he or she is entitled under such other agreement, plan, practice or policy; provided that the reduction set forth in this sentence shall not apply as to any other such agreement, plan, practice or policy that contains a reduction provision substantially similar to this Section 2.4 so long as the reduction provision of such other agreement, plan, practice or policy is applied.

2.5 Code Section 409A. To the extent that any payment under this Plan is deemed to be deferred compensation subject to the requirements of Section 409A of the Code, or any final regulations or guidance promulgated thereunder ("Section 409A"), the plan will be operated in compliance with Section 409A with respect to the subject payment. Notwithstanding anything in this Plan to the contrary, if Participant is a Specified Employee, the payment of any amount under this Plan that is Nonqualified Deferred Compensation, and that becomes payable on account of a Separation from Service, will be delayed and paid in a lump sum, with interest from the date on which it would otherwise have been paid in accordance with Section 2.2 at the short-term applicable federal rate, on the first date on which any such amount may be paid without triggering a tax under Section 409A, but in no event before the date that is six (6) months and one (1) day following the Participant's Separation from Service. The Plan is intended to comply with the requirements of Section 409A so that none of the severance payments and benefits to be provided hereunder will be subject to the additional tax imposed under Section 409A, and any ambiguities herein will be interpreted to so comply. The Company may amend or modify the plan, at any time, to comply with Section 409A. The terms "Specified Employee," "Nonqualified Deferred Compensation," and "Separation from Service" shall have the meaning provided by Section 409A and the applicable Treasury Regulations.

Section 3. Conditions to Receipt of Benefits; No Mitigation.

3.1 Separation Agreement and Release of Claims. No Change in Control Severance Payment shall be provided to a Participant unless, within sixty (60) days following the later of the Change in Control or Participant's Termination Date, the Participant delivers to the Company a Separation Agreement and Release, that has been properly executed on or after the Participant's Termination Date and has become irrevocable as provided therein. The initial form of the Separation Agreement and Release, including non-solicitation, non-competition and non-disparagement provisions, is attached to this Plan as Appendix A. Prior to the occurrence of a Change in Control, the Company may revise the Separation Agreement and Release. The Company may in any event modify the Separation Agreement and Release to conform it to the laws of the local jurisdiction applicable to a Participant or a change in applicable federal law so long as such modification does not increase the obligations of the Participant thereunder.

3.2 No Duty to Mitigate. Participant will not be required to mitigate the amount of any payment or benefit contemplated by this Plan, nor will any earnings that Participant may receive from any other source reduce any such payment or benefits.

Section 4. Limitation on Payments.

If it is determined that any payment or distribution in the nature of compensation (within the meaning of Section 280G(b)(2) of the Code) to or for the benefit of the Participant, whether paid or payable pursuant to this Plan or otherwise (a "Payment") would constitute an "excess parachute payment" within the meaning of Section 280G of the Code, the aggregate present value of the Payments under the Plan shall be reduced (but not below zero) to the Reduced Amount (defined below), provided that the Payments shall be reduced only if the Accounting Firm (described below) determines that the reduction will provide the Executive with a greater net after-tax benefit than would no reduction. The "Reduced Amount" shall be an amount expressed in the present value which maximizes the aggregate present value of Payments under this Plan without causing any Payment under this Plan to be subject to the excise tax imposed under Code Section 4999, determined in accordance with Code Section 280G(d)(4). Payments under this Plan shall be reduced on a nondiscretionary basis in such a way as to minimize the reduction in the economic value deliverable to the Participant. Any such reduction shall be implemented in a manner consistent with the requirements of Code Section 409A, and if more than one payment has the same value for this purpose and they are payable at different times, they will be reduced on a pro rata basis. The determination of whether any Payments constitute an "excess parachute payment" within the meaning of Code Section 280G and, if so, the amount to be delivered to the Participant pursuant to this Section of the Plan shall be determined by an independent accounting firm (the "Accounting Firm") selected by the Participant and the Company. The Accounting Firm shall be a nationally recognized United States public accounting firm. If the Participant and the Company cannot agree on the Accounting Firm, the Participant and the Company shall each designate one (1) accounting firm and those two firms shall jointly select the accounting firm to serve as the Accounting Firm. All fees and expenses of the Accounting Firm shall be borne solely by the Company. Any determination by the Accounting Firm shall be binding upon the Company and the Participant.

Section 5. Plan Administration.

5.1 The Plan shall be interpreted, administered and operated by the Executive Compensation Committee of the Board ("Committee"). Subject to the express terms of the Plan, the Committee shall have complete authority, in its sole discretion, to determine who shall be a Participant, to interpret the Plan, to prescribe, amend and rescind rules relating to the Plan, and to make all other determinations necessary or advisable for the administration of the Plan. Notwithstanding the foregoing, the Committee may delegate any of its duties hereunder to such Person or Persons from time to time as it may designate.

5.2 All expenses and liabilities that members of the Committee incur in connection with the administration of the Plan shall be borne by the Company. The Committee may employ attorneys, consultants, accountants, appraisers, brokers, or other Persons, and the Committee, the

Company and the Company's officers and directors shall be entitled to rely upon the advice, opinions or valuations of any such Persons. No member of the Committee or the Board shall be personally liable for any action, determination or interpretation made in good faith with respect to the Plan, and all members of the Committee shall be fully protected by the Company in respect of any such action, determination or interpretation.

Section 6. Successors.

6.1 The Company's Successors. This Plan shall bind any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company, in the same manner and to the same extent that the Company would be obligated under this Plan if no succession had taken place. In the case of any transaction in which a successor would not by the foregoing provision or by operation of law be bound by this Plan, the Company shall require such successor expressly and unconditionally to assume and agree to perform the obligations of the Company and each Employer under this Plan, in the same manner and to the same extent that the Company and each Employer would be required to perform if no such succession had taken place.

6.2 Participant's Successors. All rights of the Participant under this Plan will inure to the benefit of, and be enforceable by, the Participant's personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees, legatees or other beneficiaries. If a Participant dies while any amount is payable to such Participant hereunder (other than amounts which, by their terms, terminate upon the death of the Participant) if such Participant had continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Plan to the executors, personal representatives or administrators of such Participant's estate.

Section 7. Notices.

7.1 General. Notices and all other communications provided for in the Plan shall be in writing and shall be deemed to have been duly given when personally delivered or when mailed by United States registered or certified mail, return receipt requested and postage prepaid. In the case of a Participant, mailed notices will be sent to his or her home address most recently communicated to the Company in writing. In the case of the Company, mailed notices will be addressed to its corporate headquarters, and all notices will be directed to the attention of its Vice President, Human Resources.

7.2 Notice of Termination. Any termination of a Participant's employment by the Company for Cause or by a Participant for Good Reason will be communicated by a notice of termination to the other party given in accordance with Section 7.1 of the Plan.

Section 8. Miscellaneous.

8.1 No Waiver. No waiver by the Company or any Participant, as the case may be, at any time of any lack of compliance with any condition or provision of this Plan to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same, or at any prior or subsequent time. All other plans, policies and arrangements of the Company in which the Participant participates during the term of this Plan shall be interpreted so as to avoid the duplication of benefits paid hereunder.

8.2 No Right to Employment. Nothing contained in this Plan or any documents relating to the Plan shall: (a) confer on a Participant any right to continue in the employ of the Company or a subsidiary, (b) constitute any contract or agreement of employment, or (c) interfere in any way with the right of the Company to terminate the Participant's employment at any time, with or without Cause.

8.3 Legal Fees and Expenses. If a Participant commences a legal action to enforce any of the obligations of the Company under this Plan and Participant prevails on the merits of the substantive issues in dispute in such proceeding, the Company shall pay the Participant the amount necessary to reimburse the Participant in full for all actual reasonable expenses (including reasonable attorneys' fees and legal expenses) incurred by the Participant with respect to such action.

8.4 Plan Termination; Amendment of Plan. Prior to a Change in Control, the Plan may be amended or modified in any respect, and may be terminated, in any such case by resolution adopted by the Executive Compensation Committee of the Board; provided, however, that no such amendment, modification or termination that would adversely affect the benefits or protections hereunder of any individual who is a Participant as of the date such amendment, modification or termination is adopted shall be effective as it relates to such individual unless no Change in Control occurs within one year after such adoption, any such attempted amendment, modification or termination adopted within one year prior to a Change in Control being null and void ab initio as it relates to all such individuals who were Participants prior to such adoption (it being understood, however, that the hiring, termination of employment, promotion or demotion of any employee of the Company prior to a Change in Control shall not be construed to be an amendment, modification or termination of the Plan); provided, further, however, that the Plan may not be amended, modified or terminated, (i) at the request of a third party who has indicated an intention or taken steps to effect a Change in Control and who effectuates a Change in Control or (ii) otherwise in connection with, or in anticipation of, a Change in Control which actually occurs, any such attempted amendment, modification or termination being null and void ab initio. Any action taken to amend, modify or terminate the Plan which is taken after the execution of an agreement providing for a transaction or transactions which, if consummated, would constitute a Change in Control shall conclusively be presumed to have been taken in connection with a Change in Control. From and after the occurrence of a Change in Control, the Plan may not be amended or modified in any manner that would in any way adversely affect the benefits or protections provided hereunder to any individual who is a Participant in the Plan on the date the Change in Control occurs. From and after the occurrence of a Change in Control, except to the extent specifically permitted by the last sentence of Section 3.1, the revision of the Separation Agreement and Release, attached hereto as Appendix A, shall be deemed to be a modification of the Plan for purposes of this Section 8.4. If a Change in Control occurs, this Plan shall continue in full force and effect and shall not terminate or expire until after all Participants who have become entitled to Change in Control Severance Payments hereunder shall have received such payments in full.

8.5 Benefits not Assignable. Except as otherwise provided herein or by law, no right or interest of a Participant under the Plan shall be assignable or transferable, in whole or in part, either directly or by operation of law or otherwise, including without limitation by execution, levy, garnishment, attachment, pledge or in any manner; no attempted assignment or transfer thereof shall be effective; and no right or interest of a Participant under the Plan shall be liable for, or subject to, any obligation or liability of such Participant. When a payment is due pursuant this Plan to a Participant who is unable to care for his or her affairs, payment may be made directly to his or her legal guardian or personal representative.

8.6 Tax Withholding. All amounts payable hereunder shall be subject to withholding of applicable federal, state and local taxes.

8.7 Minnesota Law. This Plan will be construed and interpreted, and the rights of the Company and Participants will be determined in accordance with, the laws of the State of Minnesota (without regard to the conflicts of laws principles thereof), to the extent not preempted by federal law, which shall otherwise control.

8.8 Validity. The invalidity or unenforceability of any provision of this Plan shall not affect the validity or enforceability of any other provision of this Plan, which shall remain in full force and effect. If this Plan shall for any reason be or become unenforceable by either party, this Plan shall thereupon terminate and become unenforceable by the other party as well.

NOW, THEREFORE, ALLETE has adopted this Amended and Restated Change in Control Severance Plan effective as of the Effective Date.

ALLETE, Inc.

By [signature]

Its President & CEO

Attest:

By [signature]

Its SVP, General Counsel & Secretary

Appendix A

Form of
SEPARATION AGREEMENT AND RELEASE

WHEREAS <<[full name]>> (“Executive”) is a Participant of the Amended and Restated ALLETE and Affiliated Companies Change in Control Severance Plan (“the Plan”), and whereas Executive’s employment with <<ALLETE, Inc. or applicable Affiliate >> (together with all affiliates of ALLETE, Inc., the “Company”) terminated effective <<Termination Date>> (“<<”Termination Date”/ “Retirement Date”>>)under circumstances that make Executive eligible to receive certain compensation and other benefits under the Plan, and whereas Executive enters into this Separation Agreement and Release (“Agreement”) of << [his / her] >> own free will and deed; therefore, as of the date written below the Company and Executive agree as follows:

1. Separation Benefit. Executive will receive from the Company the payment and other benefits provided by the Plan and delivered in accordance with the Plan provided that this Agreement becomes effective and Executive has not rescinded the Agreement within the Reconsideration Period (defined below).

2. Non-Solicitation. From the <<Termination Date” / “Retirement Date>> and for a period continuing through the date that twenty four (24) months following the later of the <<Termination Date” / “Retirement Date>> or a Change in Control (as defined in the Plan) Executive will not solicit, or assist any Person (as defined in the Plan) in the solicitation of, any director, officer or employee of the Company for employment other than with the Company, or otherwise interfere with or disrupt any employment relationship (contractual or otherwise) of the Company.

3. Non-Competition. For a period of twelve (12) months following the later of the <<Termination Date” / “Retirement Date>> or a Change in Control (as defined in the Plan) Executive will not, without the written express consent of the Company, directly or indirectly, alone or as a partner, owner, officer, director, employee, or consultant of any other firm, business or entity, engage in any activity in competition with the Company. This prohibition will apply only to activities in which the Company is engaged at any time during the Executive’s employment with the Company and only with respect to those geographic regions in which the Company is engaged in such business activities or reasonably anticipates engaging in such business activities. << Provide specific areas or examples as appropriate >>. Notwithstanding the foregoing, nothing herein shall prohibit Executive from owning stock of any corporation, if such stock is traded on a recognized national securities exchange.

4. Nondisparagement. For a period of twelve (12) months following the later of the <<Termination Date” / “Retirement Date>> or a Change in Control (as defined in the Plan) Executive will not, directly or indirectly, knowingly and materially disparage, criticize, or otherwise make derogatory statements regarding the Company or any aspect of management policies, operations, practices, or personnel of the Company. Notwithstanding the foregoing, nothing contained herein will be deemed to restrict the Participant from providing information to

any governmental or regulatory agency (or in any way limit the content of such information) to the extent the Participant is required to provide such information pursuant to applicable law or regulation; nor will the foregoing restrict the Participant from enforcing his or her rights under this Agreement or the Plan. The Company promises that its officers will not disparage Executive, and will do nothing intentionally calculated to harm the Executive's reputation.

5. Non Disclosure. Executive agrees to keep confidential all information and trade secrets to which Executive has had access during and in the course of Executive's employment by the Company, (whether written, prepared or made by him or others), including but not limited to the terms of this Agreement, the business practices, strategies, and opportunities of the Company, and any other non-public information relating to the Company's business. Notwithstanding the foregoing, Executive may reveal the existence of this Agreement, its terms and conditions, and the facts and circumstances leading up to this Agreement with Executive's spouse, attorneys, accountants, tax consultants, and to state and federal tax authorities or as may be required by law.

6. Waiver and Release. Except with respect to Executive's rights under this Agreement and the Plan, Executive on behalf of himself and his heirs, executors, administrators, representatives, successors and assigns, agrees to release and forever discharge ALLETE, Inc., and its affiliates, subsidiaries, predecessors, successors, related entities, insurers and the current and former officers, directors, shareholders, employees, attorneys, agents and trustees or administrators of any benefit plan of each of the foregoing (any and all of which are referred to as "Releasees") generally from any and all charges, complaints, claims, promises, agreements, causes of actions, damages, and debts of any nature whatsoever, known or unknown (collectively "Claims"), which Executive has, claims to have, ever had, or ever claimed to have had against Releasees up through the date of execution of this Agreement, including but not limited to any Claims under the common law or any statute. This waiver and release includes but is not limited to any rights, remedies, claims, and causes of action under the Minnesota Human Rights Act, Title VII of the Civil Rights Act of 1964, as amended, the Age Discrimination in Employment Act of 1967, the Employee Retirement Income Securities Act of 1974, as amended, (but only as to claims arising thereunder prior to the date hereof) the Older Workers Benefit Protection Act, the Americans with Disabilities Act, the Family Medical Leave Act, state unemployment compensation benefits, and any other federal, state or local discrimination or civil rights statute or any federal, state or local ordinance of any kind, any tort theory, any contract theory and any equitable theory, and all claims for back pay, front pay, vacation pay, or sick pay, excepting only:

(a) rights of the Executive under this Separation Agreement and Release and the Plan;

(b) rights of the Executive relating to equity awards held by the Executive as of his or her Termination Date (as defined in the Plan);

(c) the right of the Executive to receive COBRA continuation coverage in accordance with applicable law;

(d) rights to indemnification the Executive may have (i) under applicable corporate law, (ii) under the by-laws or certificate of incorporation of any Releasee or (iii) as an insured under any director's and officer's liability insurance policy now or previously in force;

(e) claims (i) for benefits under any health, disability, retirement, deferred compensation, life insurance or other, similar Executive benefit plan or arrangement of the Company and (ii) for earned but unused vacation pay through the Termination Date in accordance with applicable Company policy; and

(f) claims for the reimbursement of unreimbursed business expenses incurred prior to the Termination Date pursuant to applicable Company policy.

Executive has been provided a period of twenty-one (21) days to consider this Agreement before executing it. Executive has had an opportunity to discuss this agreement with Executive's attorney or other adviser << [he / she] >> had determined to be appropriate. Executive may rescind this waiver and release of claims within fifteen (15) days of the date of this Agreement, (the "Reconsideration Period") in which event the Company shall have no obligation to pay the benefits described in paragraph 1 above or otherwise provided under the Plan.

7. <u>Severability.</u> Should any provision of this agreement be held invalid or illegal, such illegality shall not invalidate the whole of this agreement, but, rather, the agreement shall be construed as if it did not contain the illegal part, and the rights and obligations of the parties shall be construed and enforced accordingly.

8. <u>Voluntary Agreement</u>. This Agreement is entered into on a completely voluntary basis by both Executive and Minnesota Power, and represents the complete agreement between the parties, superseding any previous agreements.

The date of this Agreement shall be dated <<______________________>>.

EXECUTIVE:

By: ______________________________

Name: ____________________________

ALLETE, Inc. <<or applicable affiliate employer>>

By: ______________________________

Name: ____________________________

Exhibit 12

Exhibit 12

ALLETE
Computation of Ratios of Earnings to Fixed Charges (Unaudited)

Year Ended December 31	2010	2009	2008	2007	2006
Millions					
Earnings, as defined:					
Pretax Income Before Non-Controlling Interest	$119.1	$91.5	$126.4	$137.2	$128.2
Add: Fixed Charges	43.4	38.3	30.3	26.6	27.7
Less: Non-Controlling Interest *(a)*	–	–	–	–	–
Undistributed Income from Less than 50 percent Owned Equity Investment	3.4	3.7	3.8	3.3	2.3
Total Earnings as defined	$159.1	$126.1	$152.9	$160.5	$153.6
Fixed Charges:					
Interest on Long-Term Debt	$39.7	$34.2	$27.4	$23.2	$22.8
Other Interest Charges	1.0	1.6	0.4	1.5	2.9
Interest Component of All Rentals (b)	2.7	2.5	2.5	1.9	2.0
Total Fixed Charges	$43.4	$38.3	$30.3	$26.6	$27.7
Ratio of Earnings to Fixed Charges	3.67	3.29	5.05	6.03	5.55

(a) Pretax income of subsidiaries that have not incurred fixed charges.
(b) Represents interest portion of rents estimated at 33 1/3 percent.

Exhibit 21

Exhibit 21

SUBSIDIARIES OF THE REGISTRANT
(As of December 31, 2010)
(Reported Under Item 601 of Regulation S-K)

Name	State or Country of Organization
ALLETE, Inc. *(d.b.a. ALLETE; Minnesota Power; Minnesota Power, Inc.; Minnesota Power & Light Company; MPEX; MPEX A Division of Minnesota Power)*	Minnesota
ALLETE Automotive Services, LLC	Minnesota
ALLETE Capital II	Delaware
ALLETE Capital III	Delaware
ALLETE Properties, LLC *(d.b.a. ALLETE Properties)*	Minnesota
ALLETE Commercial, LLC	Florida
Cape Coral Holdings, Inc.	Florida
Lake Swamp, LLC	Florida
Lehigh Acquisition Corporation	Delaware
Florida Landmark Communities, LLC	Florida
Lehigh Corporation	Florida
Mardem, LLC	
Palm Coast Holdings, Inc.	Florida
Port Orange Holdings, LLC	Florida
Interlachen Lakes Estates, LLC	Florida
Palm Coast Land, LLC	Florida
Tomoka Holdings, LLC	Florida
ALLETE Water Services, Inc.	Minnesota
Florida Water Services Corporation	Florida
Energy Replacement Property, LLC	Minnesota
Georgia Water Services Corporation	Georgia
Energy Land, Incorporated	Wisconsin
Lakeview Financial Corporation I	Minnesota
Lakeview Financial Corporation II	Minnesota
Logistics Coal, LLC	Minnesota
Minnesota Power Enterprises, Inc.	Minnesota
ALLETE Renewable Resources, Inc.	
BNI Coal, Ltd.	North Dakota
MP Affiliate Resources, Inc.	Minnesota
Rainy River Energy Corporation	Minnesota
Rainy River Energy Corporation - Wisconsin	Wisconsin
Synertec, Incorporated	Minnesota
Upper Minnesota Properties, Inc.	Minnesota
Upper Minnesota Properties - Development, Inc.	Minnesota
Upper Minnesota Properties - Irving, Inc.	Minnesota
Upper Minnesota Properties - Meadowlands, Inc.	Minnesota
MP Investments, Inc.	Delaware
RendField Land Company, Inc.	Minnesota
Superior Water, Light and Power Company	Wisconsin

Exhibit 23(a)

Consent of Independent Registered Public Accounting Firm

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (Nos. 333-166515, 333-170289) and Form S-8 (Nos. 333-16445, 333-91348, 333-105225, 333-162890) of ALLETE, Inc. of our report dated February 16, 2011, relating to the financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP
Minneapolis, Minnesota
February 16, 2011

Exhibit 31(a)

Exhibit 31(a)

Rule 13a-14(a)/15d-14(a) Certification by the Chief Executive Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Alan R. Hodnik, of ALLETE, Inc. (ALLETE), certify that:

1. I have reviewed this annual report on Form 10-K for the fiscal year ended December 31, 2010, of ALLETE;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 16, 2011

A. Hodnik

Alan R. Hodnik
President and Chief Executive Officer

Exhibit 31(b)

Exhibit 31(b)

Rule 13a-14(a)/15d-14(a) Certification by the Chief Financial Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Mark A. Schober, of ALLETE, Inc. (ALLETE), certify that:

1. I have reviewed this annual report on Form 10-K for the fiscal year ended December 31, 2010, of ALLETE;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 16, 2011

Mark A. Schober
Senior Vice President and Chief Financial Officer

Exhibit 32

Exhibit 32

Section 1350 Certification of Periodic Report
By the Chief Executive Officer and Chief Financial Officer
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, each of the undersigned officers of ALLETE, Inc. (ALLETE), does hereby certify that:

1. The Annual Report on Form 10-K of ALLETE for the fiscal year ended December 31, 2010, (Report) fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 (15 U.S.C. 78m); and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of ALLETE.

Date: February 16, 2011

Alan R. Hodnik
President and Chief Executive Officer

Date: February 16, 2011

Mark A. Schober
Senior Vice President and Chief Financial Officer

This certification shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to liability pursuant to that section. Such certification shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that ALLETE specifically incorporates it by reference.

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to ALLETE and will be retained by ALLETE and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 99

Exhibit 99


ALLETE
NEWS

For Release: February 16, 2011
Investor Contact: Tim Thorp
218-723-3953
tthorp@allete.com

ALLETE reports 16 percent growth in 2010 earnings per share

ALLETE, Inc. (NYSE:ALE) today reported 2010 earnings of $2.19 per share, a 16 percent increase over the $1.89 per share recorded in 2009. ALLETE's net income in 2010 was $75.3 million on total operating revenue of $907 million, compared to $61 million of net income and revenue of $759.1 million in 2009. Excluding a nonrecurring 12 cent charge as a result of the Patient Protection and Affordable Care Act, ALLETE's pro forma earnings were $2.31 per share in 2010. 2009 results included a 15 cent per share nonrecurring charge.

"Improved power sales to our taconite customers was a reflection of a healthier economy and positively impacted our earnings for the year," said ALLETE President and CEO Al Hodnik. "Megawatt-hour sales to these customers increased by 104 percent from 2009 to 2010."

Income from **Regulated Operations** rose to $79.8 million during 2010 from $65.9 million in the previous year. The results reflected the stronger megawatt-hour sales combined with interim rate increases for Minnesota Power retail customers, and increased transmission-related margins. These increases were significantly offset by higher operating and maintenance, depreciation, interest and income tax expenses.

The **Investments and Other** segment recorded a net loss of $4.5 million during the year compared to a net loss of $4.9 million in 2009.

An increase in the average number of common shares outstanding, with issuance proceeds used to fund the company's capital expenditure program, had a dilutive impact of 14 cents per share in 2010.

Hodnik said the company expects to earn between $2.35 and $2.55 in 2011. The company recently increased its quarterly dividend to 44.5 cents per share.

"We anticipate building upon our strengths in 2011 and beyond, to the benefit of our customers and shareholders, as the overall economy improves and we continue to make capital investments in renewable and transmission assets," Hodnik said.

The company will host a conference call and webcast at 10:00 a.m. Eastern time today to discuss details of its performance for the year. Interested parties may listen live by calling (877) 303-5852, or by accessing the webcast at www.allete.com. A replay of the call will be available through February 20, 2011 by dialing (800) 642-1687, pass code 38206714.

ALLETE's corporate headquarters are in Duluth, Minnesota. In addition to its electric utilities, Minnesota Power in northeast Minnesota and Superior, Water, Light & Power Co. in northwest Wisconsin, ALLETE owns BNI Coal in Center, N. D. and has an eight percent equity interest in American Transmission Co. More information about the company is available on ALLETE's Web site at www.allete.com.

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

ALLETE's press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company's financial statements.

Non-GAAP financial measures utilized by the Company include presentations of earnings (loss) per share. ALLETE's management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the Company's operations. Management believes that the presentation of the non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company's ongoing financial performance over the periods presented.

ALLETE, Inc.

Consolidated Statement of Income
For the Periods Ended December 31, 2010 and 2009
Millions Except Per Share Amounts

	Quarter Ended		Year to Date	
	2010	2009	2010	2009
Operating Revenue				
Operating Revenue	$238.1	$216.0	$907.0	$766.7
Prior Year Rate Refunds	–	–	–	(7.6)
Total Operating Revenue	238.1	216.0	907.0	759.1
Operating Expenses				
Fuel and Purchased Power	92.0	80.1	325.1	279.5
Operating and Maintenance	102.7	84.2	365.6	308.9
Depreciation	20.7	17.9	80.5	64.7
Total Operating Expenses	215.4	182.2	771.2	653.1
Operating Income	22.7	33.8	135.8	106.0
Other Income (Expense)				
Interest Expense	(11.1)	(8.4)	(39.2)	(33.8)
Equity Earnings in ATC	4.5	4.6	17.9	17.5
Other	0.8	(2.0)	4.6	1.8
Total Other Income (Expense)	(5.8)	(5.8)	(16.7)	(14.5)
Income Before Non-Controlling Interest and Income Taxes	16.9	28.0	119.1	91.5
Income Tax Expense	3.8	9.3	44.3	30.8
Net Income	13.1	18.7	74.8	60.7
Less: Non-Controlling Interest in Subsidiaries	(0.2)	–	(0.5)	(0.3)
Net Income Attributable to ALLETE	$13.3	$18.7	$75.3	$61.0
Average Shares of Common Stock				
Basic	34.5	33.4	34.2	32.2
Diluted	34.7	33.5	34.3	32.2
Basic Earnings Per Share of Common Stock	$0.38	$0.56	$2.20	$1.89
Diluted Earnings Per Share of Common Stock	0.38	0.56	2.19	1.89
Dividends Per Share of Common Stock	$0.44	$0.44	$1.76	$1.76

Consolidated Balance Sheet
Millions

	Dec. 31, 2010	Dec. 31, 2009		Dec. 31 2010	Dec. 31, 2009
Assets			**Liabilities and Equity**		
Cash and Short-Term Investments	$51.6	$25.7	Current Liabilities	$158.9	$133.1
Other Current Assets	188.1	199.8	Long-Term Debt	771.6	695.8
Property, Plant and Equipment	1,805.6	1,622.7	Other Liabilities	324.8	325.0
Regulatory Assets	310.2	293.2	Regulatory Liabilities	43.6	47.1
Investment in ATC	93.3	88.4	Deferred Income Taxes	325.2	253.1
Investments	126.0	130.5	Equity	985.0	939.0
Other	34.3	32.8			
Total Assets	$2,609.1	$2,393.1	**Total Liabilities and Equity**	$2,609.1	$2,393.1

ALLETE, Inc. Income (Loss)	Quarter Ended December 31, 2010	Quarter Ended December 31, 2009	Year to Date December 31, 2010	Year to Date December 31, 2009
Millions				
Regulated Operations	$14.6	$20.9	$79.8	$65.9
Investments and Other	(1.3)	(2.2)	(4.5)	(4.9)
Net Income Attributable to ALLETE	$13.3	$18.7	$75.3	$61.0
Diluted Earnings Per Share	$0.38	$0.56	$2.19	$1.89
Statistical Data				
Corporate				
Common Stock				
High	$37.95	$35.29	$37.95	$35.29
Low	$34.81	$32.23	$29.99	$23.35
Close	$37.26	$32.68	$37.26	$32.68
Book Value	$27.25	$26.39	$27.25	$26.39
Kilowatt-hours Sold				
Millions				
Regulated Utility				
Retail and Municipals				
Residential	303	308	1,150	1,164
Commercial	359	358	1,433	1,420
Municipals	260	262	1,006	992
Industrial	1,848	1,294	6,804	4,475
Total Retail and Municipal	2,770	2,222	10,393	8,051
Other Power Suppliers	577	981	2,745	4,056
Total Regulated Utility	3,347	3,203	13,138	12,107
Non-regulated Energy Operations	31	41	118	203
Total Kilowatt-hours Sold	3,378	3,244	13,256	12,310

This exhibit has been furnished and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.


ALLETE

2011
Letter to Shareholders

Notice of Meeting and Proxy Statement for our 2011 Annual Meeting of Shareholders

2010 Annual Report on Form 10-K



March 24, 2011

Dear Shareholders:

As an energy company, ALLETE understands the accelerated transformation in how electricity is produced, transported and used. Companies are reducing their reliance on fossil fuel combustion to produce power. Transmission grids need upgrading. People and businesses are unplugging devices that only a few years ago required an electric outlet to operate but now run wirelessly.

Electric energy is more essential than ever. We may be increasing our reliance on power from renewable sources, but more than ever the world requires electric generation. All those smart phones, digital tablets and electric vehicles need to recharge their batteries with electricity.

ALLETE is a diverse energy company that operates electric utilities, owns a lignite coal mining business and is making valuable investments in transmission infrastructure and renewable energy. We have thrived for more than a century by capitalizing on our strengths. As the energy business changes, this company and its people are again being asked to turn these strengths into opportunity.

Minnesota Power's geographic location has always been an advantage. Within its service territory are major deposits of ferrous and non-ferrous metals, boundless timberlands and critical pathways between petroleum reserves and major markets. These resources have attracted large industrial companies with a global reach. Minnesota Power's service territory may appear remote geographically. Its total number of customers is relatively small. But few, if any, electric utilities in America serve a larger proportion of its power generation to industry than we do.

Improved power sales to these industrial customers in 2010, particularly in the steelmaking segment, signaled a major improvement in the national economy and made a positive impact on ALLETE's finances. We're optimistic about the potential for electric load growth because of the innovative ways our native natural resources are being developed by existing and potential customers. ALLETE is doing everything it can to foster a renaissance of responsible development on the Iron Range.

When Minnesota Power was first incorporated, the primary advantage of its location was its proximity to hydropower. While our company has maintained and strengthened its renewable hydro assets, today our location advantage is tied more closely to another renewable resource—wind. We're making the most of this opportunity by constructing efficient new installations in wind-rich North Dakota. Late last year we completed the first phase of our Bison I Wind Energy Center, and this year we'll finish the second phase of this 82-megawatt (MW) project. We'll then seek regulatory approval and current cost recovery eligibility for Bison II, a 105-MW wind farm. We're looking beyond the Bison projects in anticipation of developing additional wind energy projects that can make efficient use of the 465-mile Direct Current transmission line we purchased at the close of 2009.

Our purchase of the DC line to move more renewable energy eastward is but one aspect of our strategy to invest in electric infrastructure. While ALLETE bolsters its transmission assets for the benefit of its Minnesota Power customers, it's also ventured beyond this utility service area to make transmission investments in the regional electric grid. Minnesota Power plans to initially participate in three transmission construction projects through the CapX2020 consortium of 11 Minnesota utilities. Based on the projected costs of these projects, Minnesota Power expects to invest between $100 million and $125 million in CapX2020 through 2013. Meanwhile, ALLETE's equity investment in the American Transmission Company has grown to more than $93 million.

A primary engine of ALLETE strength is the resourcefulness and efficiency of its workforce. Our people led the most comprehensive maintenance project ever undertaken at Minnesota Power's Boswell Unit 4. It resulted in an increase of about 60 megawatts in November of 2010 thanks to 93 separate projects overseen by 17 managers. In another example, a team of employees completed a complicated rate case that resulted in a $53.5 million increase in rates for Minnesota Power. A major capital improvement program centered on infrastructure investments, environmental improvements and renewable energy transport were the key drivers behind this rate increase request. A "smart meter" initiative now underway is another way we're staying in touch with our customers and technology.

With innovation and experience to guide ALLETE in growing the more traditional components of its energy business, we will continue to explore new avenues of energy-centric growth. We see boundless new opportunities for leveraging new trends in renewable energy, smarter transmission networks, environmental controls, and energy efficiency.

By playing to our strengths, we intend to earn a financial return that rewards our shareholders, reinvests in our businesses, and sustains growth in a prosperous future.

Sincerely yours,

Donald J. Shipper
Board Chairman

Alan R. Hodnik
President and Chief Executive Officer

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS—MAY 10, 2011

ALLETE, Inc.
30 West Superior Street
Duluth, Minnesota 55802

The Annual Meeting of Shareholders of ALLETE, Inc. will be held in the Lake Superior Ballroom of the Duluth Entertainment Convention Center, 350 Harbor Drive, Duluth, Minnesota, on Tuesday, May 10, 2011, at 10:30 a.m. CDT (doors will open at 9:30 a.m. CDT) for the following purposes:

1. To elect a Board of twelve directors to serve for the ensuing year;

2. To hold an advisory vote on executive compensation;

3. To hold an advisory vote on the frequency of holding an advisory vote on executive compensation;

4. To ratify the appointment of PricewaterhouseCoopers LLP as ALLETE's independent registered public accounting firm for 2011; and

5. To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

Shareholders of record on the books of ALLETE at the close of business on March 11, 2011, are entitled to notice of and to vote at the Annual Meeting.

All shareholders are invited and encouraged to attend the Annual Meeting in person. The holders of a majority of the shares entitled to vote at the meeting must be present in person or by proxy to constitute a quorum.

Your early response will facilitate an efficient tally of your votes. To vote your shares online or by a toll-free telephone call, please follow the instructions on your Proxy Card or, if you received these materials electronically, follow the instructions in the e-mail message notifying you of the availability of these materials. To vote by mail, please sign, date, and return your Proxy Card in the envelope provided.

At the direction of the Board of Directors,

Deborah A. Amberg
Senior Vice President, General Counsel, and Secretary

March 22, 2011
Duluth, Minnesota

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be held on May 10, 2011:

The Proxy Statement and 2010 Annual Report on Form 10-K are available at www.ematerials.com/ale

PROXY STATEMENT

TABLE OF CONTENTS

PROXY STATEMENT

ALLETE, Inc.
30 West Superior Street
Duluth, Minnesota 55802

PROXY SOLICITATION AND COSTS

These proxy materials are being delivered to shareholders of ALLETE, Inc. (ALLETE or Company) in connection with the solicitation of proxies by the Company to be voted at the Company's 2011 Annual Meeting of Shareholders. The Annual Meeting will be held at 10:30 a.m. CDT on Tuesday, May 10, 2011, in the Lake Superior Ballroom at the Duluth Entertainment Convention Center, Duluth, Minnesota.

We expect to solicit proxies primarily by mail. We will also solicit proxies by e-mail from the majority of our employee shareholders as well as from shareholders who previously requested to receive proxy materials electronically. We have retained Eagle Rock Proxy Advisors, LLC to assist in the solicitation of proxies. Directors or Company officers, other employees, or retirees also may solicit proxies in person or by telephone at a nominal cost. Brokers, and other custodians, nominees, and fiduciaries will be asked to solicit proxies or authorizations from beneficial owners and will be reimbursed for their reasonable expenses. The total fees we expect to pay in connection with the solicitation of proxies are approximately $10,000 plus expenses. The cost of soliciting proxies will be paid by the Company.

This Notice of Annual Meeting, Proxy Statement, form of proxy, and voting instructions were first sent to shareholders on or about March 24, 2011.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

Why am I receiving these proxy materials?

You received these materials because you were a shareholder of the Company at the close of business on March 11, 2011 (the Record Date) and are entitled to vote at the Annual Meeting.

Who is entitled to vote at the Annual Meeting?

Holders of the Company's Common Stock at the close of business on the Record Date are entitled to vote at the Annual Meeting. As of the close of business on March 11, 2011, there were 35,901,396 outstanding shares of Common Stock, each entitled to one vote.

What is the purpose of the Annual Meeting?

At the meeting, our shareholders will be asked to:

1. Elect a Board of twelve directors to serve for the ensuing year. The nominees for director are: Kathleen A. Brekken, Kathryn W. Dindo, Heidi J. Eddins, Sidney W. Emery, Jr., James S. Haines, Jr., Alan R. Hodnik, James J. Hoolihan, Madeleine W. Ludlow, Douglas C. Neve, Leonard C. Rodman, Donald J. Shippar, and Bruce W. Stender;

2. Hold an advisory vote on executive compensation;

3. Hold an advisory vote on the frequency of holding an advisory vote on executive compensation;

4. Ratify the appointment of PricewaterhouseCoopers LLP (PricewaterhouseCoopers) as the Company's independent registered accounting firm for 2011; and

5. Transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

The Board is not aware of any other matter to be presented at the Annual Meeting of Shareholders. If any other matters properly come before the meeting, all shares represented by valid proxies will be voted in accordance with the judgment of the appointed proxies.

How does the Board recommend that I vote?

The Board recommends that you vote FOR the election of all director nominees, FOR approval of the compensation of the Company's Named Executive Officers, for a ONE YEAR frequency of future advisory votes on executive compensation, FOR ratification of PricewaterhouseCoopers as our independent registered public accounting firm for 2011, and in accordance with the discretion of the persons acting under the proxy concerning such other business as may properly be brought before the meeting or any adjournments or postponements thereof.

Unless contrary instructions are provided, all shares of Common Stock represented by valid proxies will be voted in accordance with the Board's recommendations.

How many votes must be present to hold the Annual Meeting?

The holders of a majority of the shares of Common Stock entitled to vote at the meeting must be present in person or represented by proxy to constitute a quorum, which is required to transact business at the Annual Meeting.

A "broker non-vote" occurs when a broker submits a proxy card for shares to the Company but does not indicate a vote on a particular matter because the broker has not received timely voting instructions from the beneficial owner with respect to that particular matter. Broker non-votes are not counted for or against any proposal, and are treated as shares not present and not entitled to vote on a particular proposal.

What vote is required to approve each proposal?

Proposal 1: Each director will be elected by a vote of a majority of the votes cast with respect to that director nominee. A majority of the votes cast means that the number of votes cast "for" the election of a nominee must exceed the number of votes cast "against" the election of that nominee. Each nominee receiving more votes for his or her election than votes against his or her election will be elected. If you abstain from voting for one or more of the nominees for director, this will have no effect on the election of such director.

Proposal 2: The advisory vote on executive compensation will be decided by an affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote, provided that the total number of shares that affirmatively vote for this proposal represents more than 25 percent of the shares outstanding on the Record Date. An abstention will have the same effect as a vote against this proposal. This is a non-binding, advisory vote; however our Executive Compensation Committee and Board expect to take into account the outcome of the vote when considering future executive compensation decisions.

Proposal 3: The advisory vote on the frequency of executive compensation advisory vote will be decided by the vote of a majority of the shares present in person or represented by proxy and entitled to vote, provided that such majority represents at least 25 percent of the shares outstanding on the Record Date. A vote in favor of one of the choices of frequency, or an abstention, will have the same effect as a vote against the other choices of frequency (or all of the choices of frequency in the event of an abstention). This is a non-binding advisory vote; however, our Executive Compensation Committee and Board expect to take into account the outcome of the vote when considering the frequency of future executive compensation advisory votes.

Proposal 4: The affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote will be required to ratify the appointment of PricewaterhouseCoopers as our independent registered public accounting firm for 2011, provided that the total number of shares that affirmatively vote for the proposal represents more than 25 percent of the shares outstanding on the Record Date. An abstention will have the same effect as a vote against this proposal.

An automated system administered by Wells Fargo Shareowner Services will tabulate the proxy votes.

How do I vote my shares?

Shareholders of record may vote their shares by proxy using any of the following methods:

- *By Telephone:* Vote using a touch-tone telephone by calling 800-560-1965 and following the instructions on your proxy card or, if you received these materials electronically, the instructions in the e-mail message that you received notifying you of the availability of these materials. If you vote by phone, do not return your proxy card.
- *Online:* You may vote online at www.ematerials.com/ale. Follow the instructions on your proxy card or, if you received these materials electronically, the instructions in the e-mail message notifying you of the availability of these materials. If you vote online, do not return your proxy card.
- *By Mail:* Complete, sign, and date each proxy card that you received and return it in the prepaid envelope provided to ALLETE, Inc., c/o Shareowner Services, P.O. Box 64873, St. Paul, MN 55164-0945.

Telephone and Internet voting will be available until 12:00 p.m. CDT on May 9, 2011.

If your shares are held in street name, you must vote your shares in the manner prescribed by your brokerage firm, bank or other nominee. Your brokerage firm, bank or other nominee should provide a voting instruction form for you to use in directing it how to vote your shares.

What is the difference between a shareholder of record and a "street name" holder?

If your shares are registered directly in your name with our transfer agent, Wells Fargo Bank, N.A., you are considered the shareholder of record for those shares. As the shareholder of record, you have the right to vote your shares by proxy directly with the Company (by telephone, online, or by mail) or to vote in person at the Annual Meeting.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of the shares and your shares are said to be held in "street name." As the beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote and are also invited to attend the Annual Meeting. If you wish to vote your shares in person at the Annual Meeting, you must bring a legal proxy from your broker, bank or other nominee.

Can my broker vote my shares for me?

Your broker may vote your shares without instruction from you only as to the ratification of our independent registered public accounting firm for 2011 (Proposal 4). As to all other proposals in this Proxy Statement, your broker cannot vote your shares without instructions from you. If you do not instruct your broker to vote your shares as to these proposals, your vote will not be considered in determining the number of votes necessary for approval and will have no effect on the outcome of these proposals.

Can I change my vote after I have voted or can I revoke my proxy?

Yes, if you are a registered shareholder, you can change your vote or revoke your proxy at any time before it is voted at the Annual Meeting, either by signing and returning a proxy card with a later date or by attending the Annual Meeting in person and changing your vote prior to the start of the meeting. If you have voted your shares by telephone or online, you can revoke your prior telephone or online vote by recording a different vote, or by signing and returning a proxy card dated as of a date later than your last telephone or online vote.

If your shares are held in street name, you must contact your broker, bank or other nominee in order to revoke your proxy.

What if I receive more than one proxy card?

You will receive multiple proxy cards if you hold your shares in more than one account. Please vote all the shares that you own. We encourage you to have all accounts registered in the same name and address (whenever possible). You can accomplish this by contacting ALLETE Shareholder Services at 800-535-3056 or 218-355-3974, or by writing to us at ALLETE, Inc., Attn: Shareholder Services, 30 West Superior Street, Duluth, MN 55802.

I received more than one complete set of proxy materials. Is it possible to eliminate duplicates?

If you hold stock in more than one account or if you are a registered shareholder and you share the same address with another of our registered shareholders, you may request delivery of a single copy of future annual reports and proxy statements at any time by calling ALLETE Shareholder Services at 800-535-3056 or 218-355-3974, or by writing to our transfer agent, Wells Fargo Bank, N.A., Shareowner Services, Attn: Householding, P.O. Box 64854, St. Paul, MN 55164-0854.

Many brokerage firms and financial institutions have procedures for the delivery of single copies of Company documents to households with multiple beneficial shareholders. If your family has one or more "street name" accounts under which you beneficially own shares of Common Stock, please contact your broker or financial institution directly if you require additional copies of this Proxy Statement or the Annual Report, or if you have other questions or directions concerning your "street name" account.

How can I get paper copies of the proxy materials if I received these materials electronically?

If you wish to request paper copies of proxy materials, including a proxy card, you may do so by calling ALLETE Shareholder Services at 800-535-3056 or 218-355-3974.

How can I subscribe to electronic delivery of annual reports and proxy statements?

We are pleased to offer our shareholders the convenience and benefits of receiving proxy statements, annual reports, and other shareholder materials electronically. With your consent, we will no longer send you paper copies of these documents beginning next year. Instead, we would send you an e-mail notification that the shareholder materials have been filed with the Securities and Exchange Commission (SEC) and are available for you to view. The notification would include a link to the Web site on which you could view the materials. We would also provide you with a link to allow you to vote your shares of Common Stock online.

To enroll for electronic receipt of shareholder materials, follow these easy directions:

1. Log onto the Internet at www.allete.com.
2. Click on "Investors."
3. Click on "Shareholder Services."
4. Click on "Proxy Electronic Delivery."
5. Follow the prompts to submit your electronic consent.

You will receive an e-mail confirmation of your enrollment. Your enrollment will remain in effect for as long as you remain a shareholder and the e-mail account that you provide the Company remains active, unless you choose to cancel your enrollment, which may be done at any time.

Who can answer my questions?

You are welcome to contact our Shareholder Services department with any questions you may have regarding this Proxy Statement:

ALLETE, Inc.
30 West Superior Street
Duluth, Minnesota 55802
Attention: Shareholder Services
Telephone: 800-535-3056 or 218-355-3974

OWNERSHIP OF ALLETE COMMON STOCK

Securities Owned by Certain Beneficial Owners

Company records and other information available from outside sources, including information filed with the SEC, indicate that, as of March 11, 2011, the following shareholders were beneficial owners of more than 5 percent of any class of the Company's voting securities.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class[1]
Common Stock	BlackRock, Inc.[2] 40 East 52nd Street New York, NY 10022	2,566,241	7.1%
Common Stock	Artisan Partners Holdings LP[3] 875 East Wisconsin Avenue, Suite 800 Milwaukee, WI 53202	1,813,739	5.1%
Common Stock	Wells Fargo Bank, N.A. (Wells Fargo)[4] 401 South Tryon Street NC 1156 Wachovia Center Charlotte, NC 28288	4,020,139	11.2%

[1] As of March 11, 2011.

[2] The information shown in this table for BlackRock, Inc. (i) is derived from information filed with the SEC on February 2, 2011, on Schedule 13G/A; (ii) reflects beneficial ownership as of December 31, 2010; and (iii) includes BlackRock, Inc. and certain of its affiliates.

[3] The information shown in this table for Artisan Partners Holdings LP (i) is derived from information filed with the SEC on February 10, 2011, on Schedule 13G; (ii) reflects beneficial ownership as of December 31, 2010; and (iii) includes Artisan Partners Holdings LP and certain of its affiliates.

[4] Wells Fargo is the beneficial owner in its capacity as Trustee of the ALLETE and Affiliated Companies Retirement Savings and Stock Ownership Plan (RSOP). This information is as of March 11, 2011.

Generally, the shares owned by the RSOP will be voted in accordance with instructions received by Wells Fargo from participants in the RSOP, and shares for which Wells Fargo does not receive instructions from RSOP participants will be voted proportionately with the instructions it does receive.

Securities Owned by Directors and Management

The following table presents the shares of Common Stock beneficially owned as of March 11, 2011, by directors, nominees for director, executive officers named in the Summary Compensation Table that appears subsequently in this Proxy Statement, and all directors, nominees for director, and executive officers of the Company as a group. Unless otherwise indicated, the persons shown have sole voting and investment power over the shares listed. Common Stock ownership guidelines applicable to directors are discussed on page 14. Directors are expected to own 3,000 shares within three years of election. As shown in the table on the next page, all directors have met the share ownership guidelines. Common Stock ownership guidelines applicable to the Named Executive Officers are discussed on page 17. Deferred shares and restricted stock units are included for purposes of determining whether directors and Named Executive Officers are meeting the share ownership guidelines because we believe they accomplish similar objectives as stock ownership, which are (1) encouraging directors and officers to have a stake in the Company, and (2) aligning interests of directors and officers with those of shareholders. The Board reviewed the Named Executive Officers' share ownership in July and October 2010, and again in January 2011. As shown in the table on the next page, as of the record date, Mr. Hodnik had increased the number of shares owned and progress was made toward meeting the ownership guideline and the remaining Named Executive Officers have met the share ownership guidelines.

SECURITIES OWNED BY DIRECTORS AND MANAGEMENT

	Name of Beneficial Owner	Company Share Ownership Guidelines[1]	Number of Shares Beneficially Owned[2]	Options Exercisable within 60 days after March 11, 2011[3]	Other[4] Restricted Stock Units	Other[4] Deferred Shares Under the Director Deferred Stock Plan
Directors and Nominees For Director	Kathleen A. Brekken	3,000	9,080	0	–	0
	Kathryn W. Dindo	3,000	4,233	0	–	0
	Heidi J. Eddins	3,000	10,523	0	–	1,741
	Sidney W. Emery, Jr.	3,000	9,669	0	–	0
	James S. Haines, Jr.	3,000	1,500	0	–	3,697
	James J. Hoolihan	3,000	7,529	0	–	1,741
	Madeleine W. Ludlow	3,000	14,814	0	–	0
	Douglas C. Neve	3,000	7,985	0	–	0
	Leonard C. Rodman	3,000	500	0	–	4,210
	Donald J. Shippar	3,000	40,344	105,992	–	0
	Bruce W. Stender	3,000	18,993	0	–	0
Named Executive Officers	Alan R. Hodnik	38,279	7,248	14,641	9,787	–
	Mark A. Schober	14,643	23,261	39,897	5,317	–
	Deborah A. Amberg	13,695	12,228	27,763	3,844	–
	David J. McMillan	12,750	11,136	29,077	3,396	–
	Robert J. Adams	5,837	10,152	18,782	2,546	–
All directors, nominees for director, and executive officers as a group (18):		–	162,409	258,449	29,995	11,389

[1] The share amounts in this column for the Named Executive Officers were determined based on 2010 base salaries and the closing share price of $37.98 on March 11, 2011. Mr. Shippar is no longer subject to the Named Executive Officer share ownership guidelines due to his retirement as an officer on April 30, 2010.

[2] The share amounts in this column include: (i) shares as to which voting and investment power is shared with the person's spouse: Mr. Hoolihan—6,929, Mr. Neve—7,485, and Mr. Schober—4,745; (ii) shares held in trust and as to which voting and investment power is shared with the person's spouse as co-trustees: Mr. Shippar—23,544; (iii) shares owned by the person's spouse: Mr. Rodman—500; and (iv) shares held by the person's children: Mr. Hodnik—133 and Mr. Schober—118. The amounts shown in this column exclude amounts shown in the column titled "Options Exercisable within 60 days after March 11, 2011." Each director and executive officer owns only a fraction of 1 percent of the Common Stock. All directors and executive officers as a group beneficially own 1.2 percent of the Common Stock.

[3] For purposes of determining total beneficial ownership under SEC regulations, the option amounts in this column should be added to the share amounts shown in the "Number of Shares Beneficially Owned" column. We segregate these amounts because the Board does not consider options when determining whether an executive officer is meeting the Company share ownership guidelines.

[4] While amounts in the "Other" column do not represent a right of the holder to receive stock within 60 days, the share amounts are included here because they are included when considering whether a director or executive office is meeting the share ownership guidelines. Under the ALLETE Non-Employee Director Compensation Deferral Plan II (Deferral Plan II), directors are able to defer their stock retainer. Under the terms of the Deferral Plan II, distributions of deferred shares will be made in Common Stock.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended (Exchange Act), requires directors, executive officers, and persons who beneficially own more than 10 percent of a registered class of the Company's equity securities, to file reports of initial ownership of Common Stock and other equity securities and subsequent changes in that ownership with the SEC and the New York Stock Exchange (NYSE). Based on a review of such reports and the written representations of our directors and executive officers, the Company believes that all such filing requirements were met during 2010.

ITEM NO. 1—ELECTION OF DIRECTORS

All shares represented by proxy will be voted, unless authority is withheld, **"FOR"** the election of the twelve nominees for director named below and on the following pages. Directors are elected to serve until the next annual election of directors and until a successor is elected and qualified, or until a director's earlier resignation or removal. If any nominee should become unavailable, which is not anticipated, the Board may provide by resolution for a lesser number of directors, or designate substitute nominees, who would receive the votes represented by proxies.

Nominees for Director



KATHLEEN A. BREKKEN, 61, of Cannon Falls, Minnesota, has been a Director since 2006. She is a member of the Executive Compensation Committee and the Corporate Governance and Nominating Committee. In 2003, Ms. Brekken retired as the President and Chief Executive Officer of Midwest of Cannon Falls, Inc., a company that designs, wholesales, and distributes home accessories and giftware, a position that she held for nearly 20 years. She previously served on the ALLETE Board of Directors from 1997 to 2003. Ms. Brekken is a board member of the Cannon Falls Medical Center—Mayo Health System.

Ms. Brekken brings experience as the CEO of a Minnesota-based company and in strategic planning, leadership development, and diversified business.



KATHRYN W. DINDO, 61, of Akron, Ohio, has been a Director since 2009 and is a member of the Audit Committee. From 2001 to 2007, Ms. Dindo was the Vice President and Chief Risk Officer of FirstEnergy Corporation (NYSE: FE), a diversified electric company. She is a certified public accountant who was a partner at Ernst & Young and later served as a senior financial executive at Caliber Systems, Inc. (formerly Roadway Services, Inc.) before joining FirstEnergy in 1998. Ms. Dindo is also a director and chair of the audit committee of Bush Brothers & Company and The J.M. Smucker Company (NYSE:SJM). She is also on the Board of Trustees of the University of Akron Foundation.

Ms. Dindo is a financial expert within the meaning of the rules of the SEC and brings experience in electric utility risk management. She has broad public company financial reporting and oversight experience, and a broad business perspective.



HEIDI J. EDDINS, 54, of St. Augustine, Florida, has been a Director since 2004. She is Chair of the Corporate Governance and Nominating Committee. Ms. Eddins is the former Executive Vice President, Secretary and General Counsel of Florida East Coast Railway, LLC, a railway company that is a successor to Florida East Coast Industries, Inc.'s transportation business. Ms. Eddins joined Florida East Coast Industries, Inc. in 1999 and was responsible for all legal and governmental affairs of the corporation in addition to managing a variety of real estate transactions until her retirement in 2008. She now provides transportation-related consulting services.

Ms. Eddins contributes her expertise in corporate governance matters for public companies, her experience in Florida real estate, and strategic planning and diversified business knowledge.



SIDNEY W. EMERY, JR., 64, of Minneapolis, Minnesota, has been a Director since 2007. He is a member of the Executive Compensation Committee. In February 2010, Mr. Emery became the Chief Executive Officer and owner of Supply Chain Services, LLC, a provider of barcode scanning solutions. Mr. Emery also served as the Chairman and Chief Executive Officer of MTS Systems Corporation (NASDAQ: MTSC), a global supplier of mechanical testing systems and industrial position sensors, from 1998 to 2008. He also serves as a director and on the audit committee of Urologix, Inc. (NASDAQ: ULGX), a Minneapolis-based manufacturer of minimally invasive medical products.

Mr. Emery contributes his experience as a public company CEO, knowledge of executive compensation matters, and strategic planning and diversified business experience.

Nominees for Director



JAMES S. HAINES, JR., 64, of Lawrence, Kansas, joined the Board in 2009 and is on the Executive Compensation Committee. From 2002 to 2007, he was the Chief Executive Officer and a director of Westar Energy, Inc. (NYSE: WR), the largest electric energy provider in Kansas. He has also served as Chief Executive Officer of El Paso Electric Company. He is a member of the board of Stormont-Vail HealthCare and of the Topeka Community Foundation.

Mr. Haines brings a long career of public utility experience, having served as CEO at two public utilities. He brings expertise in legal and regulatory matters, strategic planning, and executive compensation.



ALAN R. HODNIK, 51, of Hermantown, Minnesota, was named President of the Company in May 2009 and CEO in May 2010. Since joining the Company in 1982, Mr. Hodnik has served as Vice President – Generation Operations, Senior Vice President of Minnesota Power Operations, and Chief Operating Officer. As Chief Operating Officer, Mr. Hodnik led transmission, distribution, generation, and engineering for all aspects of the Company. Mr. Hodnik was the elected mayor of the City of Aurora, Minnesota from 1988 to 1997. He is a member of the board of directors for Essentia Health—East Region, the Area Partnership for Economic Expansion (APEX), and Polymet Mining Corporation (NYSE-A: PLM; TSX: POM).

Mr. Hodnik has served the Company for 29 years, working in a wide variety of positions of increasing responsibility. He brings utility operations, strategic planning, leadership, and broader organizational development experience, as well as a deep understanding of the region served by the Company.



JAMES J. HOOLIHAN, 58, of Grand Rapids, Minnesota, has been a Director since 2006. He is a member of the Audit Committee and the Corporate Governance and Nominating Committee. Mr. Hoolihan is the President and Chief Executive Officer of the Blandin Foundation, a private, philanthropic foundation whose mission is to strengthen communities in rural Minnesota, especially the Grand Rapids area, a position he has held since 2004. From 1981 to 2004 Mr. Hoolihan was the President of Industrial Lubricant Company, which provides industrial supplies and services to logging, railroad, taconite, and coal mining industries. He currently serves as the chairman of the board of directors of Industrial Lubricant Company. Mr. Hoolihan served as the elected mayor of the City of Grand Rapids from 1990 to 1995.

Mr. Hoolihan is a long-time community leader in the Company's electric utility service area. He brings his knowledge of the industries and political issues of the service area, and has operated a business serving these industries.



MADELEINE W. LUDLOW, 56, of Cincinnati, Ohio, has been a Director since 2004 and is Chair of the Executive Compensation Committee. From 2009 to January 2011 she was a Principal of Market Capital Partners LLC and from 2005 to 2009 was a Principal of LudlowWard Capital Advisors, LLC, each of which was an Ohio-based investment banking firm serving middle market companies. She was the Chairman, Chief Executive Officer, and President of Cadence Network, Inc., a web-based provider of utility expense management services from 2000 to 2004. Ms. Ludlow was formerly the Vice President and Chief Financial Officer of Cinergy Corp. Ms. Ludlow now provides consulting services regarding investments in private equity transactions.

Ms. Ludlow brings a sophisticated financial background and is a financial expert within the meaning of the rules of the SEC. She also has executive experience at a public utility and has worked with entrepreneurial and diversified businesses.

Nominees for Director



DOUGLAS C. NEVE, 55, of Chatfield, Minnesota, has been a Director since 2007. He is Chair of the Audit Committee. Mr. Neve is the former Executive Vice President and Chief Financial Officer of Minneapolis-based Ceridian Corp., a multinational human resources company, where he worked from February 2005 until March 2007. Mr. Neve now provides financial consulting services. He is a certified public accountant who, prior to February 2005, was a partner with Deloitte & Touche LLP, a public accounting firm. He has also served as a director and chair of the audit committee of Analysts International Corporation (NASDAQ: ANLY) since 2008 and is currently its chairman. Mr. Neve is also a director and the Audit Committee Chair of Tyndale House Publishing, Inc.

Mr. Neve is a financial expert within the meaning of the rules of the SEC, and brings his knowledge of public accounting, corporate reporting, and risk management. His financial background includes experience as an executive for a publicly-traded company.



LEONARD C. RODMAN, 62, of Overland Park, Kansas, has been a Director since 2009 and is a member of the Audit Committee and the Corporate Governance and Nominating Committee. Mr. Rodman has 40 years of experience with Black & Veatch, a major provider of engineering and construction services to the utility/power generation, water, environmental, and telecommunications industries. Since 1998, Mr. Rodman has been the President and Chief Executive Officer of Black & Veatch and in 2000 he was also named its Chairman. Mr. Rodman currently serves on the Board and the audit committee of the Iowa State University Foundation.

Mr. Rodman has experience serving the electric utility and other regional industries for over 30 years. He brings his leadership experience of a large, internationally-diversified company, and strategic planning.



DONALD J. SHIPPAR, 62, of Superior, Wisconsin, has been a Director since 2004 and has been Chairman of ALLETE since January 2006. Mr. Shippar is the Company's retired CEO, a position he held from 2004 to April 2010. Mr. Shippar joined the Company in 1976 and served as Vice President of Transmission and Distribution, Senior Vice President for Customer Service and Delivery, Chief Operating Officer of Minnesota Power, and President of Minnesota Power. Mr. Shippar also serves as president of The Association of Edison Illuminating Companies.

Mr. Shippar was employed by the Company for over 30 years. He has significant connections within the electric utility industry, and has expertise in utility operations, leadership development and strategic planning.



BRUCE W. STENDER, 69, of Duluth, Minnesota, has been a Director since 1995. Mr. Stender, as Lead Director, is an ex-officio member of each Board committee. Mr. Stender served as Chairman of ALLETE from September 2004 to January 2006. In 2007, Mr. Stender stepped down as President and CEO of Duluth-based Labovitz Enterprises, Inc., which owns and manages hotels and commercial real estate. He continues to be the Vice Chair and a Principal of Labovitz Enterprises, Inc. Mr. Stender serves as a trustee of the Blandin Foundation.

Mr. Stender has significant connections to and understanding of the region served by the Company. He brings corporate governance knowledge and varied leadership experience, as well as diversified business experience.

CORPORATE GOVERNANCE

Corporate governance refers to the internal policies and practices by which the Company is operated and controlled on behalf of its shareholders. Sound corporate governance starts with a strong, independent Board that is accountable to the Company and its shareholders. The role of the Board is to effectively govern the affairs of the Company for the benefit of its shareholders and, to the extent appropriate under Minnesota law, other constituencies, including the Company's employees, customers, suppliers, and the communities in which ALLETE does business. The Company views good corporate governance as a competitive advantage because it provides greater assurance of strategic focus, full compliance with laws and regulations, and alignment with shareholder interests.

In 2010, the Board and its committees reviewed and enhanced established corporate governance practices. This ensures that the Board and its committees have the necessary authority and practices in place to review and evaluate the Company's business operations, as needed, and to make decisions that are independent of the Company's management. For example, the Board and its committees undertake an annual self-evaluation process, and non-management directors meet regularly without management present, have direct access to and meet individually with members of management, and retain their own advisors as they deem appropriate.

In an effort to further develop the Board, directors are asked to attend an independent educational seminar at least once every two years and to share their experiences and observations with the other directors. The majority of our directors have fulfilled this educational goal. In addition to seminars, Board members attended educational presentations hosted by the Company during 2010 addressing board governance practices.

Corporate Governance Guidelines

The Company's Corporate Governance Guidelines, initially adopted in 2002, were most recently revised in October 2010. The Corporate Governance Guidelines address the Board's roles and responsibilities, Board selection and composition policies, Board operating policies, Board committee responsibilities, director compensation, director stock ownership, and other matters. Each committee of the Board also has a charter pursuant to which it operates. The Audit Committee Charter was last revised in January 2011, the Executive Compensation Committee Charter was last revised in July 2010, and the Corporate Governance and Nominating Committee Charter was last revised in October 2010. Current copies of our Corporate Governance Guidelines and the committee charters are available on the Company's Web site at www.allete.com.

Director Independence Standards

The Board has adopted independence standards into the Company's Corporate Governance Guidelines that are consistent with the director independence standards of the NYSE. These Corporate Governance Guidelines are available on the Company's Web site at www.allete.com. An "independent" director has no material relationship with the Company (either directly or as a partner, shareholder, or officer of an organization that has a relationship with the Company). The Board has adopted certain categorical standards to assist in determining each director's independence. The Board considers a "material relationship" with the Company to exist where:

- the director is or has been employed by the Company within the last three years;
- a member of the director's immediate family is or has been employed by the Company as an executive officer within the last three years;
- the director is an employee or a partner, or the director's immediate family member is a partner, of the Company's current independent registered public accounting firm; or an immediate family member is an employee of the Company's current independent registered public accounting firm and personally works on the Company's audit; or the director or an immediate family member was within the last three years an employee or partner of the Company's current independent registered public accounting firm and personally worked on the Company's audit within that time;

- the director or a member of the director's immediate family is or has been employed within the last three years as an executive officer of any business organization for which any of the Company's executive officers concurrently serves or served as a member of that business organization's compensation committee;
- the director has received in any of the last three years more than $120,000 in direct compensation from the Company (other than director and committee fees, pension, and other deferred compensation);
- a member of the director's immediate family has received in any 12-month period within the last three years more than $120,000 in direct compensation from the Company;
- the director is a current employee, or a member of the director's immediate family is a current executive officer, of any business organization that has made payments to the Company, or received payments from the Company, for property or services in any of the last three fiscal years in an amount that exceeds the greater of $1,000,000 or 2 percent of the other company's consolidated gross revenue;
- the director has been an employee within the last three years, or a member of the director's immediate family has been an executive officer within the last three years, of any business organization to which the Company was indebted at any time within the last three years in an aggregate amount in excess of 5 percent of the Company's total assets;
- the director or a member of the director's immediate family has served within the last three years as an executive officer or a general partner of an entity that has received an investment from the Company or any of its subsidiaries which exceeds the greater of $1,000,000 or 2 percent of such entity's total invested capital in any of the last three years; or
- the director or a member of the director's immediate family has been an executive officer of a foundation, university, non-profit trust or other charitable organization within the last three years for which contributions from the Company accounted for more than the greater of $250,000 or 2 percent of such organization's consolidated gross revenue in any of the last three years.

Related Person Transactions and Director Independence Determinations

The Board has adopted a policy to review transactions between the Company and related persons. Related persons include directors, director nominees, executive officers, and five percent shareholders, as well as immediate family members and any entity controlled by or in which these individuals have a substantial financial interest. A copy of the policy is available on our Web site at www.allete.com.

The Related Person Transaction Policy applies to a financial transaction, arrangement, or a series of similar transactions or arrangements of $25,000 or more. These transactions generally require advance approval by the Corporate Governance and Nominating Committee (Corporate Governance Committee). If a new situation arises where advance approval is not practical, it is discussed with the Chair of the Corporate Governance Committee, and an appropriate course of action may include subsequent ratification by the Corporate Governance Committee.

The Corporate Governance Committee considers factors it deems relevant in determining whether to approve a transaction, including but not limited to the following: whether the terms are comparable to those that could be obtained in an arm's-length transaction with an unrelated third party; whether there are business reasons to enter into the transaction; whether the transaction could impair the independence of a director; and whether the transaction would present an improper conflict of interest, taking into account the size of the transaction, the overall financial position of the related person, the direct or indirect relationship of the related person, and the ongoing nature of any proposed relationships. The Corporate Governance Committee will also periodically review and assess relationships to ensure ongoing fairness to the Company. Any member of the Corporate Governance Committee who has an interest in a transaction will abstain from voting, but may participate in the discussion if invited to do so by the Chair of the Corporate Governance Committee.

The Corporate Governance Committee examined all transactions between directors and the Company and determined that each such transaction was small relative to the director's business and that the director was not directly involved in such transaction. The Board reviewed the Corporate Governance Committee's determination in light of the Company's independence standards and the NYSE's corporate governance rules and concluded that each director, except Mr. Shippar and Mr. Hodnik, is "independent." There were no transactions in 2010 between the Company and any related persons other than directors that would have required Board review.

Specifically, the Corporate Governance Committee considered that Mr. Hoolihan has an ownership interest in Industrial Lubricant Company (ILCO), which provides lubricant products to one of the Company's generating facilities and to one of the Company's wholly owned subsidiaries, BNI Coal, Ltd. During 2010, Company purchases from ILCO totaled $727,013.72. These payments represent a relatively small percentage of ILCO's 2010 sales.

The Corporate Governance Committee also considered the payments by the Company to the Holiday Inn in Duluth, Minnesota, in which Mr. Stender has an indirect ownership interest. The Company made payments to the hotel for lodging, food, and meeting expenses totaling $10,106.84 in 2010.

Mr. Rodman is the President, Chairman, and Chief Executive Officer of, and has an ownership interest in, Black & Veatch. The Company purchased engineering and related services from Black & Veatch totaling $1,861,455.20 in 2010. These payments represent less than 0.1 percent of Black & Veatch consolidated gross revenues, which had 2010 revenues in excess of $2.3 billion.

Jack Rajala was a Director of the Company from the beginning of 2010 until the annual meeting on May 11, 2010. Mr. Rajala has a material interest in Rajala Timber (of which he is Secretary, Treasurer, and a director) and Rajala Mill Company (of which Mr. Rajala is President and a director). Collectively these entities received payments totaling $322,100.53 from the Company in 2010 for the purchase of wood and wood chips that were used as fuel at the Company's Rapids Energy Center. The purchases were made through a competitive bid process and represented a modest amount of revenue for Mr. Rajala's companies in 2010.

The Corporate Governance Committee reviewed the above-described transactions with Mr. Hoolihan, Mr. Stender, and Mr. Rodman (without their respective participation) and determined that the cumulative totals were well below the Company's and the NYSE's standards for director independence and were also not material to the relevant director or to any person or organization with whom the director has an affiliation. Based on this, the Corporate Governance Committee recommended to the Board and the Board determined that these transactions do not impair the independence of the affected directors.

Director Nominations

The Corporate Governance Committee recommends director candidates to the Board and will consider for such recommendations director candidates proposed by management, other directors, search firms, and shareholders. All director candidates will be evaluated based on the criteria identified below, regardless of the identity of the individual or the entity or person who proposed the director candidate. A shareholder who wishes to propose a candidate may provide the candidate's name and a detailed background of the candidate's qualifications to the Corporate Governance and Nominating Committee, c/o the Secretary of ALLETE, 30 West Superior Street, Duluth, MN 55802-2093.

In selecting director nominees, the Board considers factors it deems appropriate. The Board may engage a search firm to assist in identifying, evaluating, and conducting due diligence on potential director nominees. Factors will include integrity, achievements, judgment, intelligence, personal character, the interplay of the candidate's relevant experience with the experience of other Board members, the willingness of the candidate to devote adequate time to Board duties and the likelihood that he or she will be willing and able to serve on the Board for a sustained period. The Corporate Governance Committee will consider the candidate's independence, in accordance with the Corporate Governance Guidelines, and the rules of the NYSE and SEC. In connection with the selection, due consideration will be given to the Board's overall balance of diversity of perspectives, backgrounds, and experiences. Experience, knowledge, and skills to be represented on the Board include, among other considerations: financial expertise (including an "audit committee financial expert" within the meaning of the SEC's rules); electric utility and/or real estate knowledge and contacts; financing experience; human resource and executive compensation expertise; strategic planning and business development experience; familiarity with the industries located in the Company's service area; and community leadership.

The Company has sought candidates whose diverse experience, backgrounds, and perspectives contribute to fulsome, robust discussion in the boardroom. Board members represent a variety of gender, age, regional, and professional backgrounds.

The Corporate Governance Committee will review all candidates, and before any contact is made with a potential candidate, will notify the Board of its intent to do so, will provide the candidate's name and background information to the Board, and will allow time for directors to comment. The Corporate Governance Committee will screen, personally interview, and recommend candidates to the Board. A majority of the Corporate Governance Committee members will interview any candidate before recommending that candidate to the Board. The recommendations of the Corporate Governance Committee will be timed so as to allow interested Board members an opportunity to interview the candidate prior to the nomination of the candidate.

Committee Membership, Meetings, and Functions

The Board has three standing committees: the Corporate Governance Committee, the Audit Committee, and the Executive Compensation Committee (Compensation Committee).

The current members of the Corporate Governance Committee are Ms. Brekken, Ms. Eddins (Chair), Mr. Hoolihan, Mr. Rodman, and Mr. Stender (ex-officio). The Corporate Governance Committee met four times during 2010. The Corporate Governance Committee provides recommendations to the Board with respect to Board organization, membership, function, committee structure and membership, succession planning for executive management, and the application of corporate governance principles. The Corporate Governance Committee also performs the functions of a director nominating committee, leads the Board's annual evaluation of the Chief Executive Officer, and is authorized to exercise the authority of the Board in the intervals between meetings.

The current members of the Audit Committee are Ms. Dindo, Mr. Hoolihan, Mr. Neve (Chair), Mr. Rodman, and Mr. Stender (ex-officio). The Audit Committee held nine meetings in 2010. The Audit Committee recommends the selection of an independent registered public accounting firm, reviews the independence and performance of the independent registered public accounting firm, reviews and evaluates ALLETE's accounting policies, reviews periodic financial reports to be provided to the public, and upon favorable review, recommends approval of the Consolidated Financial Statements.

The current members of the Compensation Committee are Ms. Brekken, Mr. Emery, Mr. Haines, Ms. Ludlow (Chair), and Mr. Stender (ex-officio). The Compensation Committee held six meetings in 2010. The Compensation Committee establishes compensation and benefit arrangements for ALLETE's executive officers and other key executives that are intended to be equitable, competitive in the marketplace, and consistent with the Company's executive compensation philosophy. All members of the Compensation Committee qualify as "independent directors" under the rules of the NYSE, "non-employee directors" under Rule 16b-3 of the Exchange Act, and "outside directors" under Section 162(m) of the Internal Revenue Code of 1986, as amended (Tax Code).

Mr. Stender, as Lead Director, is an ex-officio member of all committees. It is anticipated that committee chairs will rotate among directors in the future. The Board recognizes that the practice of chair rotation provides development for the directors and allows a variety of perspectives in leadership positions.

Mr. Stender presides over all executive sessions of the independent directors. Executive sessions of independent directors are regularly scheduled in connection with Board and committee meetings.

During 2010, the Board held seven meetings. All directors attended 75 percent or more of the aggregate number of meetings of the Board and applicable committee meetings in 2010. All directors standing for election are expected to attend the Annual Meeting and all did attend in 2010.

Board Leadership Structure

At the beginning of 2010, Mr. Shippar served as Chair and Chief Executive Officer, while Mr. Hodnik served as President. Effective May 1, 2010, upon Mr. Shippar's retirement as an officer of the Company, Mr. Hodnik was also named to the position of Chief Executive Officer. After his retirement as an officer, Mr. Shippar continued as a director and Chair of the Board. The Board has determined that maintaining Mr. Shippar as Chair while Mr. Hodnik gains further experience as Chief Executive Officer is the best means of assuring a smooth transition in leadership for the Company.

Mr. Stender serves as Lead Director. The Board believes that a lead director provides important coordination and leadership for the independent directors. As former CEO, Mr. Shippar will not be an "independent" Chair.

Communications between Shareholders and the Board of Directors

Shareholders and other interested parties who wish to communicate directly with the Board, the non-management directors, or a particular director, may do so by addressing the Lead Director, c/o the Secretary of ALLETE, 30 West Superior Street, Duluth, MN 55802-2093.

Director Common Stock Ownership Guidelines

The Corporate Governance Committee has determined that directors should have an equity interest in the Company. The Corporate Governance Committee believes that such equity ownership aligns the interest of directors with the interests of the Company's shareholders. Accordingly, the Board has adopted Common Stock ownership guidelines. Directors are expected to own at least 500 shares of Common Stock prior to their election to the Board and to own at least 3,000 shares of Common Stock within three years after election. The Common Stock ownership guidelines applicable to Named Executive Officers are discussed in the Compensation Discussion and Analysis below.

Code of Business Conduct and Ethics

The Company has adopted a written Code of Business Conduct (which includes our code of ethics) that applies to directors and all Company employees, including ALLETE's Chief Executive Officer, Chief Financial Officer and Controller. A copy of the Company's Code of Business Conduct is available on our Web site at www.allete.com. Any amendment to or waiver of the Code of Business Conduct will be disclosed on our Web site at www.allete.com promptly following the date of such amendment or waiver.

Board's Oversight of Risk

The Company views risk oversight as a full Board responsibility. During 2010, the Company utilized the enterprise risk management (ERM) process which was implemented in 2009. The Board reviewed the potential events that may affect the Company, the processes identified by management to manage the risks associated with such events, and considered risk exposures in making strategic decisions. The ERM process was discussed with management at Board meetings throughout 2010. Management provides the Board with regular updates of key risk indicators. The Board's focus on effective risk oversight has supported management's establishment of a tone and culture of effective risk management.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

This Compensation Discussion and Analysis describes our compensation philosophy and policies, including the rationale and processes used to determine the 2010 compensation of our executive officers. The Compensation Committee establishes our compensation philosophy and objectives. Our compensation philosophy and objectives are reflected in the following key design priorities that govern compensation decisions:

- Compensation is linked to performance;
- Compensation elements are balanced;

- We provide fair and competitive compensation;
- Executive stock ownership is expected;
- We consider corporate tax deductions and accounting rules; and
- The Compensation Committee and the Board exercise independent judgment.

Our compensation program is designed to attract and retain experienced, qualified executive talent, and to reward Named Executive Officers for designing and implementing business strategies that we believe will result in increased shareholder value over the long term. Our compensation program includes a mix of elements to achieve varying objectives. Elements of compensation include base salary, annual incentives, long-term incentives, retirement benefits, health and welfare benefits, limited perquisites, and severance benefits.

Market compensation data obtained from the Compensation Committee's independent compensation consultants, along with other considerations the Compensation Committee deemed relevant, formed the basis for the Compensation Committee's deliberations and compensation decisions for the executive officers in 2010. The specific design changes and the Compensation Committee's rationale for the changes are described below in the section "2010 Executive Compensation Changes" beginning on page 23.

By design, a significant portion of officers' compensation is linked to performance. Our Named Executive Officers' total compensation in 2010 increased slightly over 2009 because the Company achieved some of its financial targets. Named Executive Officers, excluding Mr. Hodnik and Mr. Shippar, received a 3 percent base salary increase in 2010, which was consistent with the percent increase to other management level and non-management non-union employees, in light of the economic conditions in our region. Named Executive Officers' total compensation is reported in column (i) of the Summary Compensation Table on page 26.

Company efforts implementing business strategies in 2009 and 2010, an overall healthier economy and improved power sales to our taconite customers were important variables for helping ALLETE achieve our financial goals in 2010. Company net income of $75.4 million for 2010 (excluding $118 thousand for certain non-operating events for purposes of the annual incentive calculation) was above the threshold annual incentive plan goal of $70.2 million, but it was less than our target annual incentive plan goal of $78.0 million. Our cash flow of $255.2 million (excluding $26.5 million in pension contributions for purposes of the annual incentive calculation) was significantly higher than the target annual incentive goal of $241.2 million. Our overall strategic goal accomplishments were also above threshold and achieved 80 percent of the target. As a result, our Named Executive Officers received an annual incentive payment of 101.2 percent of the target payment for 2010.

During the 2008–2010 three-year performance period, the Company's shareholders realized a total shareholder return (TSR) of 8.3 percent on their investment in Common Stock. ALLETE ranked ninth among its 17 peer companies for the three-year performance period ending December 31, 2010. A ninth place ranking resulted in achievement of the long-term incentive compensation plan target-level performance; therefore, the Named Executive Officers received a payout equal to 100 percent of the long-term incentive target opportunity. Stock options granted from 2004 through 2008 were "underwater" as of December 31, 2010 (with the closing market price of Common Stock on that date below the stock option exercise prices ranging from $37.76 to $48.65), and these stock options will not provide compensation to the Named Executive Officers unless the stock price increases above the exercise prices. Option exercise prices are shown in the Outstanding Equity Awards at Fiscal Year-End table on page 32.

In January 2011 we took the following actions to better align our compensation plans, practices and policies with our compensation philosophy and objectives as described in the section "2011 Executive Compensation Changes" starting on page 24:

- amended our incentive compensation plans and supplemental executive retirement benefit plans to incorporate leading compensation trends, which include:
  - We amended the ALLETE Executive Long-Term Incentive Compensation Plan (LTIP) to prohibit share repricing and cash buyouts, and to apply the following vesting provisions to future

grants of awards subject to time-based vesting: (i) double trigger equity vesting in the event employment is terminated upon a change in control if the acquiror assumes outstanding awards, and (ii) single trigger equity vesting upon a change in control if the acquiror does not assume outstanding awards;

  - We amended the Executive Annual Incentive Plan (AIP) to provide that in the event of a Change in Control (as defined in the AIP) any award earned pursuant to the AIP would be prorated;
  - We amended the supplemental executive retirement plan(s) to provide that the vested retirement benefits and any unpaid make up benefit, if applicable, would be forfeited in the event a participant engaged in misconduct; and
  - We amended the Change in Control Severance Plan (Severance Plan) to eliminate the excise tax gross-up feature and the additional age and service credit for supplemental executive retirement benefits for current and future participants, and to establish a modified severance payment cap.
- adopted a Compensation Recovery Policy which is triggered upon financial restatement (in accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act)), error in calculation, or misconduct; and
- eliminated tax gross-ups on perquisites.

To allow greater transparency and better communication with our investors, we have recommended an annual Say-on-Pay vote. We believe our compensation programs are market competitive with mainstream provisions and are appropriately balanced and tied to performance. Our compensation philosophy and objectives and the elements of compensation are discussed in detail in the sections to follow which provide context for the detailed compensation tables and narrative discussions that follow starting on page 26.

Compensation Philosophy and Objectives

Our executive compensation philosophy includes the following core values and fundamental principles:

Compensation is linked to performance. Executive compensation is linked to Company performance. We reward Named Executive Officers for achieving annual goals tied to ALLETE's business strategy. Long-term incentives promote a stable, experienced executive management team and reward growth in TSR.

Compensation elements are balanced. We use a mix of compensation elements to accomplish varying objectives. Base salary and executive retirement benefits are designed to attract and retain executive talent. Annual incentives focus the Named Executive Officers on achieving strong annual performance. Long-term incentives encourage executives to enhance our long-term success and profitability and also provide incentive to remain employed with the Company. Allocation between annual and long-term compensation opportunities is based on market comparison data, as further described in the section "Process for Determining Executive Compensation" beginning on page 22. Severance benefits minimize the risk that our executive officers will depart prior to a change in control and encourage continued dedication and objectivity from the Named Executive Officers when evaluating transactions that could result in the loss of employment in connection with a change in control of the Company. We provide perquisites, but only on a limited basis to facilitate the Named Executive Officers' performance of their responsibilities. We believe this mix of compensation elements discourages our executives from taking excessive business risk by (i) having multiple incentive goals, so that there is not undue pressure to achieve one measure of success without considering the impacts on other aspects of the business; and (ii) providing a significant portion of compensation based on Company performance, while still paying a certain amount of fixed compensation and retirement benefits.

We provide fair and competitive compensation. We strive to offer fair and competitive compensation to all employees including Named Executive Officers, taking into consideration market information and advice of independent compensation consultants. We use energy services industry data to establish a range for executive compensation. While comparisons to compensation levels within the energy services industry are helpful in establishing a range for executive compensation, we believe that our executive compensation program also must be internally consistent and equitable in order for the Company to achieve our corporate objectives. In setting compensation levels, we consider the individual's experience in the position, past performance, job responsibilities, and equity within the executive management group. For a Named Executive Officer with sufficient experience, we generally set compensation levels so that when target performance is achieved under each of the Company's incentive compensation plans, total compensation is near the market median of ALLETE's peer group. When relevant market comparison data is insufficient to establish a range for a specific position, we consider internal equity among the executive officers in order to maintain compensation levels that are consistent with the individual contributions and responsibilities of those executive officers. The process of selecting comparison companies for various purposes is discussed in the section "Process for Determining Executive Compensation" beginning on page 22. Consistent with our pay-for-performance philosophy, Named Executive Officers can earn higher compensation if actual performance exceeds target performance goals. Conversely, total compensation to Named Executive Officers in any year in which the Company does not meet target performance goals will generally fall below the market median of ALLETE's peer group. Total compensation generally increases as position and responsibility increase, but at the same time, a greater percentage of total compensation is tied to performance—and is therefore at risk—as position and responsibility increase. This is reflected in the differences between the Named Executive Officers' opportunities under our annual and long-term incentive plans.

Executive stock ownership is expected. We believe ALLETE officers should be ALLETE shareholders to encourage them to think as owners when they balance the risks and rewards involved with particular business decisions. We reinforce this expectation by using Common Stock to fund long-term incentive compensation awards and Company contributions to tax-qualified defined-contribution retirement plans. All Named Executive Officers are expected to hold Common Stock acquired through these awards and contributions so long as they hold their executive positions. A Named Executive Officer may, however, sell the Common Stock acquired through these awards and contributions to the extent that he or she owns Common Stock that is more than 120 percent of the expected ownership amount. We do not apply this holding policy to Common Stock acquired through stock option exercises because we believe that the Named Executive Officers should be able to access a portion of their long-term incentive compensation and to diversify their investments. Named Executive Officers are expected to attain and maintain Common Stock ownership in accordance with the following guidelines:

Position	Stock Ownership Value as a Multiple of Salary
Chief Executive Officer	4X
ALLETE Senior Vice President	2X
ALLETE Vice President	1X

We established the Common Stock ownership guidelines in October 2005. Named Executive Officers appointed or whose position was made subject to these guidelines after October 2005 have seven years from their appointment to meet the guidelines. At least annually, the Board reviews executive officers' Common Stock ownership to confirm that the Named Executive Officers have met or are progressing toward the ownership guidelines. Ownership levels as of March 11, 2011, are shown on the table on page 6. All Named Executive Officers have met, or are within the timeline to meet, the Common Stock ownership guidelines.

We consider corporate tax deductions and accounting rules. We generally structure the Named Executive Officers' compensation so that all elements of pay are tax deductible by the Company. Section 162(m) of the Tax Code limits to $1 million the amount of compensation that we may deduct in any one year for Mr. Hodnik and certain of the next most-highly-compensated executive officers. That limit does not apply to compensation that qualifies as "performance-based compensation" within the meaning of Section 162(m). Our AIP provides that if Section 162(m) would otherwise limit the Company's deduction for an AIP award, then the Compensation Committee will defer the nondeductible portion to our supplemental executive retirement plan, which is described on page 21. We believe that stock options and performance shares awarded under the LTIP are fully tax deductible because they meet the "performance-based compensation" standard of Section 162(m). Our restricted stock units do not qualify as "performance-based compensation."

Section 280G of the Tax Code limits the amount that we may deduct for payments in connection with a change in control, commonly referred to as "parachute payments." If total payments in connection with a change in control exceed the limits of Section 280G, the Company's deduction is limited and the recipient is subject to an excise tax.

In January 2011, we eliminated the gross-up payments on severance paid in connection with a change in control. These changes are described in the section "2011 Executive Compensation Changes" starting on page 24. Prior to that, our severance plan provided that if plan payments to a participant would have exceeded the Section 280G limits, payments to the participant would have been reduced to the maximum amount that could be paid without causing the Company to lose its deduction. If, however, after the reduction a participant would have received less than 85 percent of the amount that otherwise would have been received, plan payments would not have been reduced and the participant would instead have received an additional gross-up payment to make the participant whole for the excise tax. We would not have received a tax deduction for any additional gross-up payment. Because we eliminated the gross-up payments, we substantially reduced the amount of nondeductible payments that we may be required to make.

In addition to considering the Company's tax deduction, we also consider the accounting implications of each compensation element given to the Named Executive Officers; however, because the primary objectives of our compensation programs are tied to performance, we may offer compensation regardless of whether it qualifies for a tax deduction or more favorable accounting treatment whenever it is deemed that such compensation element is in the Company's best interest.

The Compensation Committee and the Board exercise independent judgment. The Compensation Committee and the Board ensure on behalf of shareholders that executive compensation is appropriate and effective. The Compensation Committee and the Board have access to compensation advisors and consultants, but exercise independent judgment in determining executive compensation elements and levels.

Elements of Executive Compensation

Our Named Executive Officers' 2010 compensation elements are discussed below and also in the compensation tables and narratives starting on page 26.

Base Salary. Base salary is designed to attract and retain experienced, qualified executive talent.

Annual Incentive Award. The Annual Incentive Plan (AIP) rewards Named Executive Officers for accomplishing annual goals. Annually, the Compensation Committee, in consultation with the CEO, approves performance measures, performance targets, and target award opportunities for the AIP. The Compensation Committee, in consultation with the CEO, also determines to what extent performance targets have been met for the AIP.

Participation in the AIP is limited to certain management-level employees, including each Named Executive Officer, because as position and responsibility increase, a greater percentage of pay is tied to performance. For each Named Executive Officer AIP awards were designed to reward achievement of corporate earnings and cash flow goals, and to reward the accomplishment of strategic initiatives. Strategic goals for 2010 consisted of: (1) the launch of a new wind business venture; (2) implementation of specific moves to reshape our generation supply and customer mix to reduce base load coal capacity, carbon emissions and customer concentration; (3) development of a fully integrated talent development strategy to thoughtfully develop future leaders; and (4) demonstration of continuous improvement of our safety, environmental and customer service values. These performance objectives are further described under "Grants of Plan-Based Awards Discussion" beginning on page 29. Earnings were selected as a financial measure because it is widely tracked and reported by external financial analysts and used as a measure to evaluate the Company's performance. Cash flow was selected as a financial measure because it is used to evaluate the Company's ability to generate funds from internal operations for capital projects, repayment of debt, and dividend payments. Earnings and cash flow were also selected because both measures can affect the Company's stock price. AIP awards are expressed as a percentage of salary for the Named Executive Officers; 2010 target-level award opportunities were 60 percent of base salary for the CEO and ranged from 30 percent to 45 percent, which was unchanged from last year, for the other Named Executive Officers. The Compensation Committee set the AIP opportunity levels for all Named Executive Officers so that if the Company achieved target goals, the combination of salary and annual incentives for the Named Executive Officer would result in total annual compensation near market median for ALLETE's peer group.

The Compensation Committee believes that the AIP provides appropriate incentives and does not encourage executives to take excessive business risks because it has multiple goals, provides payment opportunity levels that are market-competitive and includes a cap on the maximum award amount.

Long-Term Incentive Awards. We use long-term incentive compensation to encourage the Named Executive Officers to develop and implement business strategies that grow TSR over time, and to reward executives when TSR goals are achieved. Long-term incentive compensation programs also encourage executives to stay with the Company because they deliver rewards over time and contain forfeiture provisions for certain terminations of employment. The Compensation Committee annually grants the Named Executive Officers long-term incentive awards under the LTIP. Each year, in January, the Compensation Committee approves LTIP awards. The target number of shares is determined by dividing each of the Named Executive Officer's target award opportunity set forth in the table below by the award fair value, which was calculated for 2010 by Mercer Consulting (Mercer), an independent compensation consulting firm. We do not have any plan or program in place to time equity awards to the release of material non-public information. The LTIP was most recently approved by shareholders in May 2005 and the material terms of the LTIP performance goals were re-approved by shareholders in May 2010.

The table below shows the 2010 LTIP target opportunity for each Named Executive Officer. The 2010 LTIP target opportunity for each Named Executive Officer, except for Mr. Shippar and Mr. Hodnik, was allocated 67 percent to performance shares and 33 percent to restricted stock units. Given the responsibility level of the Chief Executive Officer position, the 2010 LTIP target opportunity for Mr. Shippar and Mr. Hodnik was allocated 75 percent to performance shares and 25 percent to restricted stock units, so that a greater percentage of the CEO's compensation was tied to performance. The number of performance shares and RSUs granted to the Named Executive Officers was calculated using a $37.72 fair value for performance shares and $32.68 fair value for RSUs. The performance share value, which was determined by Mercer, reflects the probable outcome of reaching the performance goals, whereas the restricted stock value is based on a December 31, 2009, closing share price.

		Allocation of Long-Term Incentive Plan Target Opportunity	
Name	Long-Term Incentive Plan Target Opportunity	Performance Shares	Restricted Stock Units
Mr. Hodnik*	$380,000	7,220	2,803
Mr. Schober	$150,000	2,664	1,515
Ms. Amberg	$100,000	1,776	1,010
Mr. McMillan	$100,000	1,776	1,010
Mr. Adams	$75,000	1,332	757
Mr. Shippar**	$450,000	8,948	3,442

* Mr. Hodnik was promoted to CEO effective May 1, 2010. His 2010 LTIP incentive opportunity reflects an additional grant that he received in connection with his promotion and increased responsibilities.

** The amounts shown were calculated as of the grant date and assume Mr. Shippar remained in the employ of the Company throughout the applicable performance year. Under the terms of the LTIP, Mr. Shippar's award was prorated as a result of his retirement.

The following are the elements of long-term incentive compensation:

- *Performance Shares*. Performance shares reward executives for strong multi-year performance, measured by TSR relative to a group of peer companies. Relative TSR was selected by the Compensation Committee because it measures the benefit our shareholders realize on their investment in Common Stock compared to investment opportunities available in other similar companies. Rewarding executives for creating shareholder value over the long-term is consistent with our compensation philosophy of linking pay to performance.
- TSR peer groups are based on comparability to the Company in terms of industry and size as measured by market capitalization and stock-trading characteristics (i.e., dividend yield and price-earnings ratio). The Compensation Committee approves the peer group companies prior to the start of each performance

period. In 2009, the Company changed the TSR peer group to include 27 companies selected from the Edison Electric Institute Stock Index to better align the peer group to ALLETE's current operations which are focused on the electric utility industry. The Company TSR peer group for the 2010–2012 performance period is unchanged from the 2009–2011 performance period. The TSR peer groups used for outstanding LTIP awards are as follows:

Performance Period 2008–2010	Performance Period 2009–2011 and 2010–2012
Avista Corporation	Alliant Energy Corporation
Black Hills Corporation	Avista Corporation
Brookfield Asset Management, Inc.	Black Hills Corporation
CH Energy Group, Inc.	CH Energy Group, Inc.
Consolidated-Tomoka Land Company	Cleco Corporation
Great Plains Energy Incorporated	CMS Energy Corporation
IDACORP, Inc.	DPL Inc.
Integrys Energy Group, Inc.	Great Plains Energy Incorporated
MDU Resources Group, Inc.	Hawaiian Electric Industries, Inc.
Nicor Inc.	IDACORP, Inc.
Otter Tail Corporation	Integrys Energy Group, Inc.
TECO Energy, Inc.	MGE Energy, Inc.
The Empire District Electric Company	Northeast Utilities
The St. Joe Company	NorthWestern Corporation
Vectren Corporation	NSTAR
Wisconsin Energy Corporation	NV Energy, Inc.
	OGE Energy Corp.
	Otter Tail Corporation
	Pinnacle West Capital Corporation
	PNM Resources, Inc.
	Portland General Electric Company
	TECO Energy, Inc.
	The Empire District Electric Company
	UIL Holdings Corporation
	UniSource Energy Corporation
	Vectren Corporation
	Westar Energy, Inc.

- *Restricted Stock Units.* Restricted stock units are used as a retention incentive and to encourage stock ownership. A restricted stock unit entitles the recipient to one share of Common Stock when the unit vests after the period of time specified in the award.
- *Stock Options.* Prior to 2009, the Company granted stock options. Beginning in 2009, the Company began granting restricted stock units instead of stock options to place more emphasis on increased stock ownership and retention.

Benefits

We offer benefits, including retirement benefits, to attract and retain Named Executive Officers; retirement benefits also reward long-term service with the Company. Named Executive Officers are eligible to participate in a range of broad-based employee benefits, including vacation pay, sick pay, disability benefits, an employee stock purchase plan, and both active and post-retirement medical, dental, and group term life insurance. Named Executive Officers are eligible for retirement benefits under the same pension and retirement savings plans available to other eligible employees and under our supplemental executive retirement plan. Retirement benefits are described in more detail below.

Tax-Qualified Retirement Benefits. We provide retirement income benefits to most of our employees, including the Named Executive Officers, from two primary sources—a tax-qualified defined contribution retirement savings and stock ownership plan (RSOP) that has features of both an employee stock ownership plan and a 401(k) savings plan, and traditional tax-qualified defined benefit pension plans. Since October 2006, we have emphasized delivering nonunion retirement benefits through the RSOP. Each Named Executive Officer's service through September 30, 2006, is counted for calculating his or her benefit under the pension plan. The present value on December 31, 2010, of each Named Executive Officer's pension benefits is shown in the Pension Benefits table on page 34. The 2010 increase in the pension benefits value for each Named Executive Officer is included in column (g) of the Summary Compensation Table on page 26.

We contribute to the RSOP accounts of each Named Executive Officer, who each may also elect to defer his or her salary within RSOP and Tax Code limits. Our contributions to the Named Executive Officers' RSOP accounts include a Company match of elective deferrals up to 4 percent of base salary and annual Company contributions of 8.5 to 11.5 percent of base salary, depending on age. Amounts contributed by the Company under the RSOP to the Named Executive Officers are included in column (h) of the Summary Compensation Table on page 26.

Supplemental Executive Retirement Benefits. We provide supplemental retirement benefits to the Named Executive Officers through non-tax-qualified retirement plans called the ALLETE and Affiliated Companies Supplemental Executive Retirement Plan (SERP I) and the ALLETE and Affiliated Companies Supplemental Executive Retirement Plan II (SERP II). SERP I and SERP II collectively are referred to as the SERP or the SERP Plans. Generally, the SERP Plans are designed to provide retirement benefits to the Named Executive Officers that, in the aggregate, substantially equal the benefits they would have been entitled to receive if the Tax Code did not impose limitations on the types and amounts of compensation that can be included in the benefit calculations under tax-qualified benefit plans. The SERP Plans have three components: a supplemental pension benefit, a supplemental defined contribution benefit, and a deferral account benefit. On December 31, 2004, the Company froze SERP I with respect to all deferrals and vested accrued retirement benefits. Effective January 1, 2005, the Company established SERP II to comply with Section 409A of the Tax Code. SERP II governs all compensation initially deferred and retirement benefits accrued or vested after December 31, 2004. SERP benefits are discussed in more detail on page 38.

Perquisites

The Company provides Named Executive Officers with fringe benefits, or perquisites, but only on a limited basis. Perquisites are tailored to the individual Named Executive Officer, take into account business purpose, and include club memberships, reimbursement for financial and tax planning services, office parking space, approved spousal expenses, and an executive physical. As required by current tax laws, we impute income to the Named Executive Officers to the extent the Company reimburses the executive for certain personal expenses.

The Compensation Committee has reviewed all perquisites, including the tax reimbursement, and determined that perquisites are a very small component of total compensation and continue to be appropriate because they help facilitate the Named Executive Officers' performance of their responsibilities.

Effective January 1, 2011, the Compensation Committee eliminated tax gross-ups on perquisites, as described in "2011 Executive Compensation Changes" starting on page 24. Prior to 2011, Named Executive Officers received an additional tax reimbursement payment for the imputed income taxes. Perquisites paid in 2010 are included in column (h) of the Summary Compensation Table on page 26.

Employment, Severance, and Change in Control Agreements

We currently have no employment agreements with our Named Executive Officers, all of whom have long tenures with the Company. We have generally promoted senior executives from within our ranks and attracted strong talent.

The ALLETE and Affiliated Companies Change in Control Severance Plan (Severance Plan) provides the Named Executive Officers and other key executives with severance benefits in connection with a change in control of the Company. The Severance Plan is designed to enable and encourage the continued dedication and objectivity of members of the Company's management in the event of a potential change in control. The Severance Plan allows the Named Executive Officers to focus their attention on obtaining the best possible transaction for the shareholders and to independently evaluate all possible transactions without being diverted by concerns regarding the impact various transactions may have on the security of their jobs and benefits.

The Severance Plan provides Named Executive Officers with specific benefits in the event of an involuntary termination of employment (including resignation by the employee following specified changes in duties, compensation, or benefits that are treated as involuntary terminations) occurring six months before and up to two years after a change in control. The Compensation Committee has determined that requiring two trigger events, both a change in control and termination of employment, is the most effective way to meet the objectives of the Severance Plan. This allows the Named Executive Officers to remain neutral and obtain the best deal for the shareholders and ensures that the Named Executive Officers do not receive benefits unless they are adversely affected by a change in control.

The Severance Plan would provide Named Executive Officers a lump sum severance payment ranging from 1.5 times to 2.5 times their annual compensation based on their position plus a lump sum benefit continuation payment. The terms and benefit levels were established by the Compensation Committee in 2008 after consultation with Hewitt Associates (Hewitt), the Compensation Committee's independent consultant at the time, and a review of benefit levels provided to senior executives in the energy services industry. The Compensation Committee reviews the terms of the Severance Plan and benefit levels annually to ensure they are consistent with our compensation philosophy and objectives described above beginning on page 16. Effective January 19, 2011, the Compensation Committee approved amending the Severance Plan to eliminate the excise tax gross-up feature, to eliminate certain benefit continuation payments, and to establish a modified severance payment cap whereby the severance payment would be reduced to a level below the safe harbor amount provided by Section 280G of the Tax Code if the executive would receive a higher after-tax benefit than if the executive were to pay the applicable excise tax on the full payment amount.

The SERP II includes a change in control provision that accelerates payment of the supplemental pension benefits and the deferral account benefits earned after December 31, 2004, upon a termination of employment in connection with a change in control. There are also change in control features in both the AIP and the LTIP. These change in control features in the AIP, LTIP, and SERP II are designed to prevent Named Executive Officers from substantially losing previously-earned benefits if a change in control were to occur. The potential value of the change in control severance benefits is discussed in the section titled "Potential Payments Upon Termination or Change in Control" starting on page 39.

Process for Determining Executive Compensation

Role of the Compensation Committee. The Compensation Committee establishes our philosophy, policies, and practices regarding executive compensation and oversees the administration of our executive compensation programs. The Compensation Committee sets the CEO's compensation, which is reviewed and ratified by the Board without participation by the CEO. In setting the CEO's compensation, the Compensation Committee reviews and considers the Corporate Governance Committee's annual evaluation of the CEO's performance, which, among other things, assesses his performance relative to specific annual objectives established by the Board. The Compensation Committee also reviews market data, comparing the CEO's compensation to the compensation of senior executives at other energy services industry companies. Benchmarking data is adjusted to account for the Company's size as measured by revenue and provides a broader market context for the Compensation Committee's deliberations and decisions. The Compensation Committee also reviews and approves the CEO's recommendations regarding the components and amounts of the compensation of the other Named Executive Officers.

Each January, the Compensation Committee, in consultation with the CEO, sets annual performance goals for the AIP. At the same time, the Compensation Committee establishes LTIP performance goals. Specifically, the Compensation Committee sets multi-year TSR objectives relative to a designated peer group in connection with performance shares and sets the terms for restricted stock units such as award dates, vesting periods, expiration dates and forfeiture provisions.

Role of Management. For all other Named Executive Officers, the CEO recommends compensation levels to the Compensation Committee for approval. Recommendations are based in part on each Named Executive Officer's experience and responsibility level and on the CEO's assessment of his or her performance. At the beginning of each year the CEO works with each Named Executive Officer to identify individual goals that are aligned with corporate objectives, strategic plan objectives and individual department objectives that are unique to each Named Executive Officer's position and scope of responsibility. Individual goals pertain to meeting financial targets, leading and overseeing major projects, operational efficiencies, reliability, compliance, safety, and leadership succession and effectiveness. The CEO reviews each Named Executive Officer's performance during the year, detailing accomplishments, areas of strength, and areas for development. The CEO bases his evaluation on an individual written self-assessment completed by each Named Executive Officer, his knowledge of their accomplishments, and discussions with each Named Executive Officer. In addition to his assessment of the Named Executive Officer's performance, the CEO recommends compensation levels based on the executive compensation studies described below. The CEO also recommends to the Compensation Committee financial and non-financial goals to be used as performance measures under the Company's incentive compensation plans.

2009 Executive Compensation Studies. In October 2009, the Compensation Committee retained Pearl Meyer & Partners, LLC (PM&P) to replace Hewitt as the Compensation Committee's independent compensation consultant. The Compensation Committee asked PM&P to conduct a compensation risk assessment and a benchmarking study comparing total compensation (base salary, target-level annual incentives, and target-level long-term incentives) for the Named Executive Officers in energy services industry companies. The Compensation Committee also directed PM&P to provide compensation data from the proxy statements of the 27-company peer group shown on page 20.

Based on the 2009 executive compensation studies, PM&P concluded and the Compensation Committee agreed that executive officers' compensation included appropriate elements, the AIP and LTIP target award opportunities for each executive officer were fair compared to market competitive levels, and the compensation program is appropriately structured for the Company and does not encourage executives to take excessive risk.

2010 Executive Compensation Changes. On February 8, 2010, the Board selected Mr. Hodnik to succeed Mr. Shippar as CEO effective May 1, 2010. To reflect Mr. Hodnik's additional responsibilities, effective May 1, 2010, the Board increased Mr. Hodnik's base salary to $400,000, adjusted his 2010 AIP target award opportunity at 60 percent of his base salary, and adjusted his 2010 long-term incentive target award opportunity to $380,000. The Committee anticipates adjusting Mr. Hodnik's compensation level at the appropriate times and over an unspecified time period to bring his compensation level closer to the peer group median as he gains experience. Named Executive Officers, other than Mr. Hodnik and Mr. Shippar, received a 3 percent base salary increase in 2010, which was consistent with the increase for other management level and non-management non-union employees, in light of the economic conditions in our region. Other than the 3 percent increase to base salary, there were no other 2010 changes to base salary, AIP or LTIP target opportunity for any of the other Named Executive Officers.

2010 Executive Compensation Studies. In mid-2010, the Compensation Committee reviewed the 27-company peer group previously used for benchmarking ALLETE's executive compensation practices and measuring relative TSR under the LTIP. PM&P provided peer group analysis that indicated that ALLETE was generally at or below the 25th percentile of the peer group for most measures. PM&P's study also found that ALLETE's peer group for purposes of compensation and performance analysis was larger than that of other comparable companies. As a result, the Compensation Committee developed a peer group of 19 companies from the Edison Electric Institute Stock Index that are closer in size to ALLETE as measured by market capitalization. The Compensation Committee approved establishing the following 19-company peer group for purposes of comparing compensation levels and pay practices:

Compensation Peer Group

Avista Corporation	Hawaiian Electric Industries, Inc.	The Empire District Electric Company
Black Hills Corporation	IDACORP, Inc.	UIL Holdings Corporation
CH Energy Group, Inc.	MGE Energy, Inc.	Unisource Energy Group
Cleco Corporation	NorthWestern Corporation	Vectren Corporation
DPL, Inc.	Otter Tail Corporation	Westar Energy, Inc.
El Paso Electric Company	PNM Resources, Inc.	
Great Plains Energy, Inc.	Portland General Electric Company	

After the compensation peer group was established, the Compensation Committee directed PM&P to conduct two compensation benchmarking studies for ALLETE: (1) executive officers, and (2) CEO. The ALLETE executive officer benchmarking study compared base salary, target annual incentives and target long-term incentives to the peer group and relevant market survey data, reviewed annual and long-term incentive design elements, perquisites levels and trends and provided an overall assessment of the total value of compensation and benefits. The benchmarking analysis prepared by PM&P served as the basis for recommendations made in January 2011. PM&P's analysis compared ALLETE's base salaries and annual and long-term target incentive opportunities for executive officers to an external market made up of published surveys that were size-adjusted based on revenue and proxy data disclosed in proxy statements of the new 19-company peer group for compensation benchmarking purposes. The PM&P report indicated that ALLETE's base salary and target total cash compensation competitive positioning is slightly below market median with limited variance from executive to executive. PM&P also found that ALLETE's long-term incentive opportunities are approximately 20 percent below market median. The PM&P report also summarized annual incentive and long-term incentive design elements, and benefit values for perquisites, retirement benefits, outstanding equity, change in control benefits, and beneficial ownership among the peer group companies.

The CEO benchmarking study prepared by PM&P compared Mr. Hodnik's compensation to market data using the same survey sources and proxy data used in the executive officer analysis and analyzed CEO pay-for-performance. PM&P's analysis indicated Mr. Hodnik's compensation was below market and reflected his short tenure as CEO, but the elements of his compensation were comparable to market and well balanced. The report also indicated his pay for performance was reasonably aligned with financial metrics such as growth in pre-tax income and one year total shareholder return.

Based on the 2010 executive compensation studies, the Compensation Committee determined that: (1) executive officers' compensation included appropriate elements; (2) Mr. Hodnik's overall compensation would be adjusted with time in his new role; (3) the AIP target award opportunities for each executive officer were fair compared to market competitive levels; and (4) an increase in LTIP target award opportunities for Mr. Schober and Ms. Amberg was warranted. They also concluded the compensation program is appropriately structured for the Company and does not encourage executives to take excessive risk. The Compensation Committee's analysis of the executive compensation study also identified opportunities to better align our compensation practices with leading compensation trends.

2011 Executive Compensation Changes. After considering the benchmarking studies completed in the fall of 2010, the Compensation Committee made some adjustments to compensation effective January 1, 2011. Based on market comparables, LTIP target opportunities were increased for Mr. Schober (an increase of $25,000 for a total opportunity of $175,000) and Ms. Amberg (an increase of $50,000 for a total opportunity of $150,000) resulting in total compensation near the 50th percentile of market comparables. In addition, Mr. Hodnik recommended and the Compensation Committee approved a $25,000 discretionary stock award to Ms. Amberg in January 2011 in recognition of her contributions and taking on the interim role leading Human Resources in 2010. In accordance with the Compensation Committee's prior recommendation to adjust Mr. Hodnik's compensation level at the appropriate times and over an unspecified time period to bring his compensation level closer to the median of the market as he gained experience, the Compensation Committee approved, and the Board of Directors ratified, a salary of $475,000 (an increase of $75,000), an AIP target opportunity of 60 percent of base salary (no change) and LTIP target opportunity of $450,000 (an increase of $70,000), effective January 1, 2011, resulting in compensation around the 25th percentile of market comparables.

The compensation risk assessment and the benchmarking study prepared by PM&P in 2010 and the Dodd-Frank Act provided the framework for the Compensation Committee to review provisions within the incentive compensation plans, the executive benefits plans and compensation practices and to better align them with leading compensation trends. The Compensation Committee approved the following changes effective January 2011:

- A Compensation Recovery Policy was adopted effective January 1, 2011, in response to the Dodd-Frank Act, and consistent with ALLETE's culture, values, and ethics policy. ALLETE's Compensation Recovery Policy contains three independent triggering events:

- Financial restatement, whereby in the event there is an accounting restatement due to material non-compliance with financial reporting rules, any excess of annual incentive award payments in the three-year period prior to the date on which the Company is required to prepare the restatement would be recouped (this provision is to comply with the Dodd-Frank Act),
- Error, whereby in the event of a material error in the measurement of performance criteria, the Company may recover any excess annual and long-term incentive award payments during the three years prior to the discovery of the error, and
- Misconduct, whereby in the event an AIP or LTIP participant engages in work-related dishonesty or criminal behavior, the AIP and LTIP awards and any bonus(es) that were paid during and subsequent to the period of misconduct would be recouped.

- The LTIP was amended effective January 1, 2011, to prohibit share repricing and cash buyouts, and to apply the following vesting terms to future grants of awards that vest over time: (i) double trigger equity vesting in the event employment is terminated upon a change in control if the acquiror assumes outstanding awards, and (ii) single trigger equity vesting upon a change in control if the acquiror does not assume outstanding awards. The LTIP was also amended to incorporate the Company's Compensation Recovery Policy.

- The AIP was amended effective January 1, 2011, to provide that in the event of a Change in Control (as defined by the AIP) any award earned pursuant to the AIP will be prorated based on the number of months in the performance year which had elapsed as of the date of a Change in Control. The AIP was also amended to incorporate the Company's Compensation Recovery Policy.

- The SERP Plans were amended effective January 1, 2011, to provide that the vested retirement benefits and any unpaid make up benefit, if applicable, are forfeited in the event a participant engaged in misconduct (as defined in SERP I and SERP II). The SERP Plans were also amended to incorporate the Company's Compensation Recovery Policy.

- The Severance Plan was amended effective January 19, 2011, for current and future participants to eliminate the excise tax gross-up feature, to eliminate the additional age and service credit for supplemental executive retirement benefits, and to establish a modified severance payment cap whereby the severance payment would be reduced to a level below the Section 280G safe harbor amount if the executive would receive a higher after-tax benefit than if the executive were to pay the applicable excise tax on the full payment amount.

- Tax gross-ups on other payments were eliminated for all officers and directors effective January 1, 2011, except tax gross-ups relating to relocation expenses provided under the Company's broad-based relocation policy.

EXECUTIVE COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based upon such review and the related discussions, the Compensation Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and the 2010 Annual Report on Form 10-K (Annual Report) to be delivered to Company shareholders.

March 22, 2011

Executive Compensation Committee

Madeleine W. Ludlow, Chair
Kathleen A. Brekken
Sidney W. Emery, Jr.
James S. Haines, Jr.
Bruce W. Stender, ex-officio

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The table below summarizes the compensation paid to, granted to, or earned by each of our Named Executive Officers for each of the last three fiscal years, except for Mr. Hodnik and Mr. Adams, each of whom became a Named Executive Officer for the first time in 2009, and for Mr. McMillan whom became a Named Executive Officer for the first time in 2010. The amounts shown below for Mr. Shippar include amounts paid for his services as a non-employee director after his retirement as an officer on April 30, 2010. The values shown in column (d) for Stock Awards and column (e) for Option Awards represent the grant-date fair market value, which is the amount that will be recognized as an expense over the awards' vesting period. The Stock Award and Option Award values shown do not represent amounts paid to the Named Executive Officers in the year reported, but represent the theoretical value of the future payout because the actual value that a Named Executive Officer earns will depend on the extent to which his or her LTIP goals are achieved and on the market price of our Common Stock. The actual value each Named Executive Officer realized in 2010 from Stock Awards and Option Awards is shown in the Option Exercises and Stock Vested table on page 33. Likewise, the amounts shown in column (g) were not paid to the Named Executive Officers in the year reported, but represent the change in the value of retirement benefits earned by each Named Executive Officer under our retirement programs described beginning on page 35.

SUMMARY COMPENSATION TABLE 2010

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and Principal Position	Year	Salary[1]	Stock Awards[2]	Option Awards[3]	Non-Equity Incentive Plan Compen-sation[4]	Change in Pension Value and Nonqual-ified Deferred Compen-sation Earnings[5]	All Other Compen-sation[6]	Total
Alan R. Hodnik	2010	$363,462	$362,240	$0	$222,642	$285,042	$48,393	$1,281,779
President and	2009	$268,998	$331,051	$0	$17,955	$105,382	$79,041	$802,427
Chief Executive Officer								
Mark A. Schober	2010	$278,078	$140,058	$0	$128,878	$260,533	$50,909	$858,456
Senior Vice President and	2009	$275,000	$191,539	$0	$16,459	$198,186	$51,939	$733,123
Chief Financial Officer	2008	$272,085	$110,678	$54,734	$144,331	$164,692	$65,005	$811,525
Deborah A. Amberg	2010	$260,077	$118,372	$0	$107,272	$61,549	$40,089	$587,359
Senior Vice President,	2009	$257,000	$127,703	$0	$13,672	$51,696	$42,702	$492,773
General Counsel, and	2008	$254,785	$73,785	$36,488	$117,526	$43,029	$53,534	$579,147
Secretary								
David J. McMillan	2010	$242,119	$93,372	$0	$99,233	$80,362	$38,297	$553,383
Senior Vice President – Marketing, Regulatory and Public Affairs								
Robert J. Adams	2010	$221,692	$70,014	$0	$68,614	$69,932	$31,901	$462,153
Vice President – Business	2009	$219,000	$95,769	$0	$8,738	$48,239	$35,520	$407,266
Development and Chief Risk Officer								
Donald J. Shippar[7]	2010	$268,804	$508,052	$0	$113,333	$1,805	$655,866	$1,547,860
Chair and Retired Chief	2009	$560,000	$578,325	$0	$44,688	$589,544	$149,257	$1,921,814
Executive Officer	2008	$553,827	$398,364	$131,359	$407,550	$689,641	$121,061	$2,301,802

[1] The amounts shown in column (c) for Mr. Shippar include $64,188 for non-employee director fees received in cash after his retirement as the Company's CEO.

[2] The amounts shown in column (d) relate to LTIP performance share opportunities and to restricted stock unit opportunities awarded during the year to each Named Executive Officer. The amounts shown reflect the grant-date fair value determined in accordance with generally accepted accounting principles using the same assumptions used in the valuation of

compensation expense disclosed in Note 16 to the Company's Consolidated Financial Statements contained in the Annual Report, but based on the probable outcome of any performance conditions and excluding the effect of estimated forfeitures. The grant-date fair market value is the total amount that we will recognize as an expense over the awards' vesting period, except that the amounts shown do not include a reduction for forfeitures. The amounts shown in column (d) for Ms. Amberg also relate to a discretionary stock bonus of 671.321 shares of Common Stock awarded in January 2011 on account of 2010 performance and valued at the January 21, 2011, closing price of $37.24. The amounts shown in column (d) for Mr. Shippar also reflect the grant-date fair value of the non-employee director annual stock retainer fee paid on June 1, 2010, at which time he received 2,516 fully-vested shares of Common Stock valued at $35.72. The amounts shown in column (d) are comprised of the following:

Name	Restricted Stock Units	Performance Shares*	Discretionary Stock Bonus	Non-employee Director Fees
Alan R. Hodnik	$93,296	$268,944	$0	$0
Mark A. Schober	$48,177	$91,881	$0	$0
Deborah A. Amberg	$32,118	$61,254	$25,000	$0
David J. McMillan	$32,118	$61,254	$0	$0
Robert J. Adams	$24,073	$45,941	$0	$0
Donald J. Shippar	$109,456	$308,617	$0	$89,979

* The maximum grant-date fair value for 2010 for each Named Executive Officer's unearned performance share awards assuming the highest level of performance is probable: Mr. Hodnik—$537,888, Mr. Schober—$183,763, Ms. Amberg—$122,508, Mr. McMillan—$122,508, Mr. Adams—$91,881, and Mr. Shippar—$617,233.

[3] The amounts shown in column (e) reflect the grant-date fair value of the option awards excluding the effect of estimated forfeitures. The assumptions used to calculate these amounts are disclosed in Note 16 to the Company's Consolidated Financial Statements included in the Annual Report.

[4] The amounts shown in column (f) are earned 2010 AIP awards actually paid in 2011, including any amount that was deferred at the election of the Named Executive Officer.

[5] The amounts shown in column (g) for 2010 are comprised of the following:

	Aggregate Change in Actuarial Present Value of Accumulated Defined Benefit Pensions During Year	Above-Market Interest on Deferred Compensation*
Alan R. Hodnik	$285,042	$0
Mark A. Schober	$259,490	$1,043
Deborah A. Amberg	$61,549	$0
David J. McMillan	$80,362	$0
Robert J. Adams	$69,932	$0
Donald J. Shippar	$0	$1,805

* Above-market interest was calculated using a 5.32 percent rate of return, which exceeds 120 percent of the applicable federal long-term rate of 4.24 percent.

[6] The amounts shown in column (h) for 2010 are comprised of the following:

	Perquisites and Other Personal Benefits*	Tax Reimbursements**	Contributions to the RSOP and Flexible Benefit Plan	Contributions to the Supplemental Executive Retirement Plan II	Equity Awards***
Alan R. Hodnik	$0	$3,145	$36,910	$8,338	$0
Mark A. Schober	$0	$383	$46,603	$3,923	$0
Deborah A. Amberg	$0	$1,704	$36,260	$2,125	$0
David J. McMillan	$0	$1,570	$35,739	$988	$0
Robert J. Adams	$0	$0	$31,569	$332	$0
Donald J. Shippar	$16,164	$10,122	$35,081	$7,890	$586,609

* The amount paid to Mr. Shippar in 2010 includes: (1) costs associated with an executive physical—$9,564; (2) club memberships—$3,514; and (3) reimbursement for financial and tax planning services—$1,675. Mr. Shippar's amount also includes office parking space and club memberships having a primary business purpose (but which may also allow Named Executive Officers personal use of the facilities or services). The value assigned to each perquisite given to a Named Executive Officer is based on the aggregate incremental cost to the Company associated with the fringe benefit, except for club memberships, for which the total cost is reported. The amount shown for Mr. Shippar reflects the full, actual cost of the fringe benefit in all cases, except for spouse's travel and entertainment expenses. The aggregate cost to the Company for spousal travel, meals, and entertainment was calculated as the full actual cost of each benefit in excess of the amount the Company would have paid had the Named Executive Officer been traveling or eating without his or her spouse.

** The tax reimbursements relate to imputed income from spousal travel and executive physicals.

*** The amount shown includes the restricted stock units that vested and were paid to Mr. Shippar in the amount of $85,338 following his retirement as CEO. The amount shown also includes outstanding performance shares in an amount of $501,271 which are generally forfeited upon termination of employment unless the termination occurs because of retirement, death, or disability. The amount shown attributable to Mr. Shippar's retirement was calculated in the manner described in footnote 3 to the Estimated Potential Payments Upon Termination Due to Retirement, Disability, or Death table on page 41. The grant-date fair value of these restricted stock units and performance shares is also included in the amount shown for Mr. Shippar in column (d) above.

[7] The amounts shown in column (d) for Mr. Shippar were calculated assuming he remained in the employ of the Company throughout the applicable vesting periods. Under the terms of the LTIP, Mr. Shippar's stock awards will be prorated as a result of his retirement. The prorated amount of performance shares for which he is eligible due to his retirement is shown in the Outstanding Equity Awards at Fiscal Year-End table on page 32. The prorated amounts of restricted stock units and performance shares attributed to his retirement are also shown in column (h) above and in the Estimated Potential Payments Upon Termination Due to Retirement, Disability, or Death table on page 41.

GRANTS OF PLAN-BASED AWARDS 2010

The following Grants of Plan-Based Awards table shows the range of each Named Executive Officer's annual and long-term incentive award opportunities granted for the fiscal year ended December 31, 2010. The narrative following the table describes the terms of each incentive award opportunity.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)
		Date of Compensation	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of	Grant-Date Fair Value of Stock
Name and Award Type[1]	Grant Date	Committee Action	Threshold	Target	Maximum	Threshold (#)	Target (#)	Maximum (#)	Shares of Stock or Units	and Option Awards[3]
Alan R. Hodnik[4]										
AIP	1/18/10	1/18/10	$50,625	$135,000	$270,000	–	–	–	–	–
AIP	5/1/10	4/20/10	$31,876	$85,002	$170,004	–	–	–	–	–
RSUs	1/18/10	1/18/10	–	–	–	–	–	–	1,912	$60,802
RSUs	5/1/10	4/20/10	–	–	–	–	–	–	891	$32,495
Performance Shares	1/18/10	1/18/10	–	–	–	2,486	4,971	9,942	–	$171,450
Performance Shares	5/1/10	4/20/10	–	–	–	1,125	2,249	4,498	–	$97,494
Mark A. Schober										
AIP	1/18/10	1/18/10	$47,756	$127,350	$254,700	–	–	–	–	–
RSUs	1/18/10	1/18/10	–	–	–	–	–	–	1,515	$48,177
Performance Shares	1/18/10	1/18/10	–	–	–	1,332	2,664	5,328	–	$91,881
Deborah A. Amberg										
AIP	1/18/10	1/18/10	$39,750	$106,000	$212,000	–	–	–	–	–
RSUs	1/18/10	1/18/10	–	–	–	–	–	–	1,010	$32,118
Performance Shares	1/18/10	1/18/10	–	–	–	888	1,776	3,552	–	$61,254
David J. McMillan										
AIP	1/18/10	1/18/10	$36,771	$98,056	$196,112	–	–	–	–	–
RSUs	1/18/10	1/18/10	–	–	–	–	–	–	1,010	$32,118
Performance Shares	1/18/10	1/18/10	–	–	–	888	1,776	3,552	–	$61,254
Robert J. Adams										
AIP	1/18/10	1/18/10	$25,425	$67,800	$135,600	–	–	–	–	–
RSUs	1/18/10	1/18/10	–	–	–	–	–	–	757	$24,073
Performance Shares	1/18/10	1/18/10	–	–	–	666	1,332	2,664	–	$45,941
Donald J. Shippar[5]										
AIP	1/18/10	1/18/10	$126,000	$336,000	$672,000	–	–	–	–	–
RSUs	1/18/10	1/18/10	–	–	–	–	–	–	3,442	$109,456
Performance Shares	1/18/10	1/18/10	–	–	–	4,474	8,948	17,896	–	$308,617

[1] AIP awards are made under the AIP. Performance shares and restricted stock units (RSUs) are awarded under the LTIP.

[2] Actual awards earned are shown in column (f) of the Summary Compensation Table on page 26.

[3] The amounts shown in column (k) reflect the grant-date fair value determined in accordance with generally accepted accounting principles using the same assumptions used in the valuation of compensation expense disclosed in Note 16 to the Company's Consolidated Financial Statements contained in the Annual Report, but based on the probable outcome of any performance conditions and excluding the effect of estimated forfeitures. The amounts shown for performance shares and restricted stock units are the values of the awards for accounting purposes; the value a Named Executive Officer realizes from performance shares will depend on actual Common Stock performance relative to the 27-company peer group

discussed above, on page 20, and market price appreciation and dividend yield. The value a Named Executive Officer realizes from restricted stock units will depend on the market value of Common Stock at the time of vesting.

[4] Effective May 1, 2010, upon becoming the Company's Chief Executive Officer, Mr. Hodnik received an additional grant to increase his long-term incentive opportunities as shown and his annual target incentive opportunity increased from 45 percent to 60 percent.

[5] The amounts shown for AIP were calculated as of the grant date assuming Mr. Shippar remained in the employ of the Company throughout the applicable performance year. Under the terms of the AIP, Mr. Shippar's award was prorated as a result of his retirement. The amounts shown for RSUs and performance shares were calculated assuming Mr. Shippar remained in the employ of the Company throughout the applicable restricted stock unit vesting period and performance share performance period. Under the terms of the LTIP, Mr. Shippar's restricted stock units and performance shares will be prorated as a result of his retirement.

GRANTS OF PLAN-BASED AWARDS DISCUSSION

The Company's 2010 incentive awards for all Named Executive Officers consisted of one annual incentive opportunity—the AIP, and two long-term incentive opportunities—performance shares and restricted stock units. Each incentive award is discussed below.

Annual Incentive Plan. For all the Named Executive Officers, the following were the 2010 AIP performance goals, goal weighting, and goal measures.

AIP Performance Goals	Goal Weighting	Goal Measures		
		Threshold	Target	Superior
Net Income (NI)	50%	$70.2 million	$78.0 million	$85.8 million
Cash From Operating Activities (CFOA)	25%	$217.1 million	$241.2 million	$265.3 million
Strategic Goals	25%		Various: See below	

For purposes of the AIP, net income goals exclude non-operating income or loss and CFOA goals exclude pension contributions. Strategic goals for 2010 were related to the Company's ability to launch a new wind business venture, implementation of specific moves to reshape our generation supply and customer mix to reduce base load capacity, carbon emissions and customer concentration, development of a fully integrated talent development strategy to thoughtfully develop future leaders, and demonstration of continuous improvement of our safety, environmental and customer service values. Each AIP goal's achievement was independently measured. The actual amount of the target award opportunity earned is based on the goal weighting percentage assigned to the AIP performance goals achieved. The amounts shown in column (d) of the Grants of Plan-Based Awards table on page 28 reflect the minimum AIP award that would be payable—ranging from 11.3 percent to 22.5 percent of base salary—if both NI and CFOA results are at threshold and if there is no progress on strategic goals. The amounts shown in column (e) reflect the AIP target-level awards that would be payable—ranging from 30 percent to 60 percent of base salary—if both NI and CFOA results are at target and all strategic goals are determined to have been achieved at the target level. The amount shown in column (f) reflects maximum AIP awards that would be payable—ranging from 60 percent to 120 percent of base salary—if both NI and CFOA results are at superior and all strategic goals are determined to have been achieved at the superior level.

The CEO, with input from senior management, assesses the progress made on achieving the strategic goals and makes a recommendation to the Compensation Committee as to the degree to which such goals have been achieved. The Compensation Committee then approves each AIP goal achievement level. Actual 2010 NI exceeded the threshold by 7.4 percent, or $5.2 million; CFOA exceeded target by 5.8 percent, or $14 million; and overall strategic goals exceeded threshold. The resulting total AIP payout for 2010 was calculated as follows:

Goal	Goal Weighting	% of Goal Achievement	% of Target Opportunity Payout
NI	50%	83.4%	41.7%
CFOA	25%	158.0%	39.5%
Strategic Goals	25%	80.0%	20.0%
Total	100%		101.2%

As a result, the amounts shown in column (f) of the Summary Compensation Table on page 26 include AIP awards earned at 101.2 percent of target in 2010, which ranged from 20 percent to 55 percent of base salary for the Named Executive Officers, and which reflect prorated opportunities for Mr. Hodnik and Mr. Shippar.

Named Executive Officers may elect to receive their AIP award in cash, or to defer some or all of it in accordance with SERP II. Named Executive Officers who retire, die, or become disabled during the year remain eligible to receive a prorated AIP award if the applicable performance goals are achieved. Named Executive Officers who terminate employment for any other reason forfeit the AIP award.

Performance Shares. Three performance share awards, each encompassing a different three-year performance period, are reflected in the Summary Compensation Table on page 26 for the year in which the performance period commenced. The performance share awards for the performance period beginning in 2010 are also reflected in the Grants of Plan-Based Awards table on page 28. In 2010, the Named Executive Officers were granted performance share awards for the three-year performance period beginning on January 1, 2010, and ending on December 31, 2012. The number of shares of Common Stock that each Named Executive Officer will earn pursuant to the 2010 performance share awards will be based on the Company's TSR ranking relative to a 27-company peer group. A more detailed discussion of the TSR peer group is provided on page 20.

The amounts shown in column (g) of the Grants of Plan-Based Awards table on page 28 reflect the minimum 2010 performance share award payable, set at 50 percent of the target amounts shown in column (h), which will be earned if ALLETE's TSR for the three-year performance period ranks nineteenth among the peer group. The amounts shown in column (h) reflect the target performance share award payable if ALLETE's TSR for the three-year performance period ranks fourteenth among the peer group. The amounts shown in column (i) reflect the maximum performance share award payable, set at 200 percent of the target amount, which will be earned if ALLETE's TSR for the three-year performance period ranks fourth or higher among the peer group. A performance share award is earned at each ranking from nineteenth to first. Performance share awards earned at TSR rankings that fall between nineteenth, fourteenth and fourth are interpolated on a straight-line basis.

Dividend equivalents accrue during the performance period and are paid in shares, but only to the extent performance goals are achieved. If earned, 100 percent of the performance shares will be paid in Common Stock after the end of the performance period. A Named Executive Officer who retires, dies, or becomes disabled during the performance period remains eligible to receive a payment of performance shares if the applicable performance goals are achieved. The actual number of performance shares will be prorated to reflect the portion of the performance period actually worked. Upon a change in control, performance share awards would immediately pay out on a prorated basis, including dividend equivalents, at the greater of the target level or the level earned based on then-current actual TSR ranking as compared to the peer group companies. The grant-date fair value based on the probable outcome for performance shares awarded to each Named Executive Officer is included in the amounts shown in column (d) of the Summary Compensation Table on page 26.

Performance shares awarded for both the 2010–2012 and the 2009–2011 performance periods remain unearned unless and until the performance goals are achieved at the end of the respective performance periods. The number of performance shares awarded to each Named Executive Officer for each of those periods is shown in column (h) of the Outstanding Equity Awards at Fiscal Year-End table on page 32. An estimated market value of the unearned and unvested performance shares, assuming superior performance in the case of the 2010–2012 performance period and target performance in the case of the 2009–2011 performance period is shown in column (i) of that table. The actual value, if any, to the Named Executive Officers will be determined at the end of 2011 and 2012, respectively, based on the Company's actual TSR ranking for the three-year performance period relative to the peer group.

During the three-year performance period 2008–2010, the Company's shareholders realized a TSR of 8.3 percent on their investment in Common Stock, ranking the Company ninth among the peer group of 16 comparable companies for that performance period. As a result, the Named Executive Officers earned a target performance share payout for the 2008–2010 performance period.

Restricted Stock Units. The number of restricted stock units awarded to the Named Executive Officers in 2010 is shown in column (j) of the Grants of Plan-Based Awards table on page 28. Each restricted stock unit entitles the Named Executive Officer to receive one share of Common Stock when the unit vests after the period of time specified in the award. The restricted stock units granted in 2010 vest on December 31, 2012. The Named Executive Officers must remain employed by the Company at the time restricted stock units vest to receive the Common Stock. Dividend equivalents accrue during the vesting period and are paid in shares, but only to the extent that the restricted stock units actually vest. Upon the Named Executive Officer's retirement, disability, or death, or upon a change in control of the Company, a prorated number of the restricted stock units would vest immediately. The full grant-date fair value for restricted stock units awarded to each Named Executive Officer is included in the amount shown in column (d) of the Summary Compensation Table on page 26. The number of unvested restricted stock units outstanding at the end of 2010, including dividend equivalents, is shown in column (f) of the Outstanding Equity Awards at Fiscal Year-End table on page 32, while the value of the award as of December 31, 2010, is shown in column (g).

Subject to the relevant plan documents, the Compensation Committee has full discretion to determine the terms and conditions of awards under the AIP and LTIP programs. This discretion includes the ability to reduce or eliminate awards (and as to the AIP, to increase awards) regardless of whether applicable performance goals have been achieved. Outstanding LTIP awards, however, may not be adversely affected without the consent of the Named Executive Officer. The Compensation Committee did not exercise discretion to increase, reduce or eliminate awards during 2010.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2010

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options						Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested[4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested[5]
Name	Exercisable	Unexercisable[1]	Option Exercise Price	Option Expiration Date[1]	Number of Shares or Units of Stock That Have Not Vested[2]	Market Value of Shares or Units of Stock That Have Not Vested[3]		
Alan R. Hodnik					8,577	$319,610	25,093	$934,969
	1,366	0	$37.76	2/02/2014				
	1,655	0	$41.35	2/01/2015				
	2,165	0	$44.15	2/01/2016				
	2,812	0	$48.65	2/01/2017				
	4,428	2,215	$39.10	2/01/2018				
Mark A. Schober					6,705	$249,828	10,821	$403,196
	4,413	0	$29.79	1/02/2012				
	2,207	0	$23.79	2/03/2013				
	3,579	0	$37.76	2/02/2014				
	4,167	0	$41.35	2/01/2015				
	5,234	0	$44.15	2/01/2016				
	6,510	0	$48.65	2/01/2017				
	9,191	4,596	$39.10	2/01/2018				
Deborah A. Amberg					4,471	$166,589	7,214	$268,798
	1,209	0	$29.79	1/02/2012				
	1,209	0	$23.79	2/03/2013				
	1,070	0	$37.76	2/02/2014				
	3,549	0	$41.35	2/01/2015				
	6,004	0	$44.15	2/01/2016				
	5,531	0	$48.65	2/01/2017				
	6,127	3,064	$39.10	2/01/2018				
David J. McMillan					4,119	$153,474	7,214	$268,798
	3,861	0	$29.79	1/02/2012				
	1,931	0	$23.79	2/03/2013				
	3,409	0	$37.76	2/02/2014				
	4,109	0	$41.35	2/01/2015				
	4,365	0	$44.15	2/01/2016				
	4,019	0	$48.65	2/01/2017				
	4,922	2,461	$39.10	2/01/2018				
Robert J. Adams					3,143	$117,108	5,411	$201,598
	2,889	0	$37.76	2/02/2014				
	3,492	0	$41.35	2/01/2015				
	3,411	0	$44.15	2/01/2016				
	3,172	0	$48.65	2/01/2017				
	3,878	1,940	$39.10	2/01/2018				
Donald J. Shippar					7,509	$279,785	9,128	$340,093
	13,905	0	$37.76	4/30/2013				
	19,618	0	$41.35	4/30/2013				
	20,256	0	$44.15	4/30/2013				
	19,125	0	$48.65	4/30/2013				
	33,088	0	$39.10	4/30/2013				

[1] Each option award has a ten-year term. Therefore, the grant date for each award is the date ten years prior to the date shown in column (e) except as to Mr. Shippar's awards. Options vest in three equal installments on each of the first, second, and third anniversaries of the grant date. Mr. Shippar retired on April 30, 2010. His options then unexercisable became fully vested as of his retirement date. He has until the earlier of the original expiration date or three years from his retirement date to exercise all of his outstanding options.

[2] The amounts shown in column (f) are comprised of the following: (1) the performance shares earned for the 2008–2010 performance period, which amount for Mr. Shippar was prorated to reflect the 28/36th months of the performance period during which he was employed by the Company, and which all Named Executive Officers received in Common Stock on February 3, 2011; and (2) restricted stock units granted on February 2, 2009, and January 18, 2010, to each Named Executive Officer and additional grants to Mr. Hodnik on May 12, 2009, and May 1, 2010, plus dividend equivalents. Restricted stock units vest three years after the grant date provided the Named Executive Officer continues to be employed

by the Company. The restricted stock units granted to Mr. Shippar on February 2, 2009, and January 18, 2010, are shown in column (d) of the Option Exercises and Stock Vested table below because the restricted stock units vested on a prorated basis due to his retirement on April 30, 2010.

[3] The amounts shown in column (g) were calculated by multiplying the number of shares and units in column (f) by $37.26, the closing price of Common Stock on December 31, 2010.

[4] The amounts shown in column (h) represent the Common Stock that would be payable for outstanding performance share awards if target performance were achieved (a TSR ranking of fourteenth among the 27-company peer group) for the performance period 2009–2011 and if superior performance was achieved (a TSR ranking of fourth among the 27-company peer group) for the performance period 2010–2012. If the performance period would have ended on December 31, 2010, performance shares would be earned at 70 percent of target for the 2009–2011 performance period and 140 percent of target for the 2010–2012 performance period. The amounts shown for Mr. Shippar reflect the prorated amounts for which he is eligible due to his April 30, 2010, retirement.

[5] The amounts shown in column (i) were calculated by multiplying the number of shares and units in column (h) by $37.26, the closing price of Common Stock on December 31, 2010.

OPTION EXERCISES AND STOCK VESTED 2010

(a)	(b)	(c)	(d)	(e)
	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting[1]	Value Realized on Vesting
Alan R. Hodnik	–	–	-	-
Mark A. Schober	–	–	-	-
Deborah A. Amberg	1,360	$13,397	-	-
David J. McMillan	–	–	-	-
Robert J. Adams	–	–	-	-
Donald J. Shippar	7,217	$55,663	2,373	$85,338

[1] The amount shown in column (e) for Mr. Shippar reflects 1,976 Restricted Stock Units granted in February 2009 and 397 Restricted Stock Units granted in January 2010 that vested due to his retirement on April 30, 2010.

PENSION BENEFITS 2010

(a) Name	(b) Plan Name	(c) Number of Years Credited Service (#)[1]	(d) Present Value of Accumulated Benefit[2]	(e) Payments During Last Fiscal Year
Alan R. Hodnik	Minnesota Power and Affiliated Companies Retirement Plan A	11.75	$194,321	$0
	Minnesota Power and Affiliated Companies Retirement Plan B	12.75	$470,297	$0
	ALLETE and Affiliated Companies Supplemental Executive Retirement Plan II	28.75	$341,388	$0
Mark A. Schober	Minnesota Power and Affiliated Companies Retirement Plan A	28.67	$870,936	$0
	ALLETE and Affiliated Companies Supplemental Executive Retirement Plan II	32.92	$643,732	$0
Deborah A. Amberg	Minnesota Power and Affiliated Companies Retirement Plan A	16.17	$198,146	$0
	ALLETE and Affiliated Companies Supplemental Executive Retirement Plan II	20.33	$121,427	$0
David J. McMillan	Minnesota Power and Affiliated Companies Retirement Plan A	17.42	$265,475	$0
	ALLETE and Affiliated Companies Supplemental Executive Retirement Plan II	21.67	$175,519	$0
Robert J. Adams	Minnesota Power and Affiliated Companies Retirement Plan A	19.67	$263,734	$0
	ALLETE and Affiliated Companies Supplemental Executive Retirement Plan II	23.92	$121,072	$0
Donald J. Shippar	Minnesota Power and Affiliated Companies Retirement Plan A	28.67	$1,070,838	$45,956
	Minnesota Power and Affiliated Companies Retirement Plan B	1.08	$147,566	$6,333
	ALLETE and Affiliated Companies Supplemental Executive Retirement Plan	28.00	$572,090	$34,289
	ALLETE and Affiliated Companies Supplemental Executive Retirement Plan II	33.33	$2,621,104	$484,700

[1] The amounts in column (c) for SERP II reflect actual years of service with the Company. Credited service under Retirement Plan A (as defined below) stopped on September 30, 2006, and under SERP I stopped on December 31, 2004. Mr. Shippar and Mr. Hodnik's credited service under Retirement Plan B (as defined below) reflects the actual time that they were active participants in Retirement Plan B.

[2] For the Named Executive Officers, except Mr. Shippar, the amounts shown in column (d) represent the discounted net present values of the annual annuity payments to which the Named Executive Officers would be entitled at retirement assuming they retire at age 62, the earliest age at which Named Executive Officers may receive unreduced pension benefits. Mr. Shippar retired on April 30, 2010. The amounts shown for him represent the discounted net present value of the annuity payments he began receiving upon retirement. In addition to retirement age, the following assumptions were used to calculate the present value of accumulated benefits: discount rate of 5.36 percent; cost of living adjustment of 2.5 percent; and female spouses are assumed to be three years younger than male spouses, except for Mr. Shippar for whom the calculation took into account his and his spouse's actual ages. The amounts reflect the accumulated pension benefits over the years of credited service shown for each plan.

PENSION BENEFITS DISCUSSION

Minnesota Power and Affiliated Companies Retirement Plan A (Retirement Plan A) is a tax-qualified defined benefit pension plan that covers the majority of our nonunion employees, including the Named Executive Officers. Pension benefits are based on the employee's years of service and the employee's final average earnings. Final average earnings covered by Retirement Plan A include the highest consecutive 48 months of salary and Results Sharing awards in the last 15 years of service. Results Sharing was a broad-based profit-sharing program that was available to virtually all of our employees prior to January 2009. As the result of a Company-wide nonunion benefit change, Named Executive Officers have not accrued additional credited service under Retirement Plan A since September 30, 2006. The pension benefit is calculated as a life annuity using the following formula:

$$\left[\ 0.8\% \times \begin{array}{c}\text{years of credited service from July 1, 1980}\\ \text{through September 30, 2006}\end{array}\right] \times \text{final average earnings}$$

plus (for Named Executive Officers hired before July 1, 1980)

$$\left[\ 10\% + \begin{array}{c}\text{(1\% × years of credited service}\\ \text{prior to July 1, 1980)}\end{array}\right] \times \text{final average earnings}$$

Mr. Shippar and Mr. Hodnik are also entitled to a pension benefit under the Minnesota Power and Affiliated Companies Retirement Plan B (Retirement Plan B) based on positions each held previously. Retirement Plan B is a tax-qualified defined benefit pension plan that covers the majority of our union employees. The Retirement Plan B pension benefit is calculated as a life annuity using the following formula:

$$\left[\ 10\% + \text{(1\% × years of credited service)}\ \right] \times \text{final average earnings}$$

The 10 percent portion of the formulas is prorated, based on years of service, between Retirement Plan A and Retirement Plan B for Mr. Shippar. Final average earnings covered by Retirement Plan B include the highest consecutive 48 months of salary and Results Sharing awards in the last 10 years of service. The remaining terms of Retirement Plan B are substantially the same as Retirement Plan A (Retirement Plan A and Retirement Plan B are collectively referred to as the Retirement Plans).

Normal retirement age under the Retirement Plans is age 65 with at least five years of continuous service with the Company. Named Executive Officers become eligible for an unreduced early retirement benefit at age 62 if they have at least 10 years of continuous service, or at age 58 if they have at least 40 years of continuous service. Named Executive Officers are first eligible for a reduced early-retirement benefit at age 50 with at least 10 years of continuous service. Early retirement benefits are calculated by reducing the retirement benefit by 4 percent for each year and partial year between age 62 and the early retirement benefit commencement age. Mr. Hodnik and Mr. Schober are currently eligible to receive early retirement benefits. Ms. Amberg, Mr. McMillan and Mr. Adams have a vested Retirement Plan A benefit, but are not currently eligible to receive early retirement benefits. Mr. Shippar retired on April 30, 2010, elected the normal form of benefit, and began receiving his Retirement Plan benefit on May 31, 2010.

Each Named Executive Officer is married. The normal form of Retirement Plan A benefit payment for married participants is a life annuity with a 60 percent surviving spouse benefit. The normal form of Retirement Plan B benefit payment for married participants is a life annuity with a 50 percent surviving spouse benefit. At normal retirement age, each optional form of benefit payment is the actuarial equivalent of the normal form of benefit payment for both Retirement Plans. The Retirement Plans do not provide for lump sum distributions unless the lump sum equivalent value is $10,000 or less. Once pension benefit payments have commenced, the benefit adjusts in future years to reflect changes in cost of living, with a maximum adjustment of 3 percent per year.

Both the annual earnings that may be considered in calculating benefits under the Retirement Plans and the annual benefit amount that the Retirement Plans may deliver to a Named Executive Officer are limited by the Tax Code. The SERP Plans are designed to provide supplemental pension benefits, paid out of general Company assets, to eligible executives including the Named Executive Officers, in amounts sufficient to maintain total pension benefits upon retirement at the level which would have been provided by our Retirement Plans if benefits were not restricted by the Tax Code. The SERP formula is calculated as follows:

$$\left[0.8\% \times \text{years of credited service from July 1, 1980 through retirement or termination date} \right] \times \text{SERP final average earnings}$$

plus (for Named Executive Officers hired before July 1, 1980)

$$\left[10\% + (1\% \times \text{years of credited service prior to July 1, 1980}) \right] \times \text{SERP final average earnings}$$

The compensation generally used to calculate SERP benefits is the sum of a participant's (i) annual salary and Results Sharing awards in excess of the Tax Code limits imposed on Retirement Plan A and (ii) AIP awards. The earnings used for purposes of calculating SERP benefits are equal to the highest consecutive 48 months of such SERP compensation. The highest-consecutive 48-month compensation for (i) and (ii) above can result in different periods; however, both must fall within the last 15 years of service. The present value on December 31, 2010, of each Named Executive Officer's SERP pension benefit is shown in the Pension Benefits table on page 34. The 2010 increase in the SERP II pension benefit value for each Named Executive Officer is included in column (g) of the Summary Compensation Table on page 26.

Each Named Executive Officer has elected a date when SERP benefit payments will commence and has elected the form of benefit payment. The normal form of payment for SERP I benefits is a 15-year annuity. The optional form of payment for the SERP I benefits is a life annuity, which is the actuarial equivalent of the normal form of payment. The normal form of payment for SERP II is a 15-year annuity. The optional forms of payment for SERP II benefits are a life annuity or a lump sum, each of which is actuarially equivalent to the normal form of payment.

SERP I benefits vest and become payable only if the Named Executive Officer retires after reaching age 50 with 10 years of service. SERP I payments commence upon retirement.

SERP II benefits vest and become payable only if the Named Executive Officer (i) retires after reaching age 50 with 10 years service, (ii) becomes disabled after reaching age 50 with 10 years of service, or (iii) reaches age 50 after becoming disabled with 10 years of service. Vested SERP II benefit payments commence upon the earlier of retirement or disability, or if a disability occurs prior to vesting, the earlier of attaining age 65 or the date of death. The SERP II benefits accrued after December 31, 2004, are accelerated upon a termination in connection with a change in control under the Severance Plan.

In all other respects, the eligibility requirements for SERP retirement benefits and the calculation of SERP early retirement benefits mirror Retirement Plan A's eligibility requirements and early retirement benefits discussed above.

NONQUALIFIED DEFERRED COMPENSATION 2010

(a) Name	(b) Plan Name	(c) Executive Contributions in 2010[1]	(d) Company Contributions in 2010[2]	(e) Aggregate Earnings in 2010[3]	(f) Aggregate Withdrawals or Distributions in 2010	(g) Aggregate Balance as of December 31, 2010[4]
Alan R. Hodnik	ALLETE and Affiliated Companies Supplemental Executive Retirement Plan	$0	$0	$16,694	$0	$189,758
	ALLETE and Affiliated Companies Supplemental Executive Retirement Plan II	$0	$8,338	$6,435	$0	$86,644
Mark A. Schober	ALLETE and Affiliated Companies Supplemental Executive Retirement Plan	$0	$0	$73,819	$0	$794,610
	ALLETE and Affiliated Companies Supplemental Executive Retirement Plan II	$184,493	$3,923	$23,957	$0	$1,036,712
	Minnesota Power and Affiliated Companies Executive Investment Plan II	$0	$0	$5,082	$0	$100,336
Deborah A. Amberg	ALLETE and Affiliated Companies Supplemental Executive Retirement Plan	$0	$0	$11,275	$0	$235,545
	ALLETE and Affiliated Companies Supplemental Executive Retirement Plan II	$53,636	$2,125	$18,014	$0	$312,794
David J. McMillan	ALLETE and Affiliated Companies Supplemental Executive Retirement Plan	$0	$0	$5,498	$0	$230,885
	ALLETE and Affiliated Companies Supplemental Executive Retirement Plan II	$63,905	$246	$6,957	$131,256	$295,416
Robert J. Adams	ALLETE and Affiliated Companies Supplemental Executive Retirement Plan	$0	$0	$9,443	$0	$69,951
	ALLETE and Affiliated Companies Supplemental Executive Retirement Plan II	$0	$0	$4,853	$0	$33,163
Donald J. Shippar	ALLETE and Affiliated Companies Supplemental Executive Retirement Plan	$0	$0	$7,926	$422,204	$0
	ALLETE and Affiliated Companies Supplemental Executive Retirement Plan II	$0	$7,890	$15,097	$814,263	$0
	Minnesota Power and Affiliated Companies Executive Investment Plan II	$0	$0	$3,646	$214,003	$0

[1] The amounts shown in column (c) include the following amounts: (i) salary earned and deferred in 2010 that was also reported in column (c) of the Summary Compensation Table on page 26: Mr. Schober—$55,615 and Mr. McMillan—$24,212; and (ii) compensation that was earned and deferred in 2010 that was also reported in column (f) of the 2010 Summary Compensation Table: Mr. Schober—$128,878, Ms. Amberg—$53,636 and Mr. McMillan— $39,693.

[2] The amounts shown in column (d) reflect compensation that was earned and deferred in 2010 that was also reported in column (h) of the Summary Compensation Table.

[3] The amounts shown in column (e) represent unrealized and realized earnings, including above-market interest earned in 2010 on nonqualified deferred balances, which was also reported in column (g) of the Summary Compensation Table as follows: Mr. Shippar—$1,805 and Mr. Schober—$1,043. Above-market interest was calculated using a 5.32 percent rate of return, which exceeds 120 percent of the applicable federal long-term rate of 4.24 percent.

[4] The amounts shown in column (g) for the aggregate balance for the SERP II includes compensation that was previously earned and reported in 2008 and 2009 on the Summary Compensation Table as follows: Mr. Hodnik—$5,153, Mr. Schober—$318,522, Ms. Amberg—$128,743, Mr. McMillan—$151,984, Mr. Adams—$21,603, and Mr. Shippar—$415,506. These amounts have since been adjusted for investment performance (i.e., earnings and losses) and deferrals credited during 2010. The aggregate balances shown for the SERP I and the Minnesota Power and Affiliated Companies Executive Investment Plan II include compensation that was previously earned and reported in the Summary Compensation Table prior to 2008 and have since been adjusted for investment performance (i.e., earnings and losses).

The SERP also provides a supplemental defined contribution benefit and a deferral account benefit. The SERP supplemental defined contribution benefit is designed to provide Named Executive Officers a benefit that is substantially equal to the benefit they would have been entitled to receive if the Tax Code did not impose limitations on the types and amounts of compensation that can be included in the benefit calculations under the Flexible Compensation Plan and RSOP. Annually, each Named Executive Officer may elect to defer to a SERP II deferral account, on a before-tax basis, some or all of his or her salary and AIP award. Named Executive Officers whose base salary is below the tax-qualified benefit plan's annual compensation limits may also elect to defer some or all of the SERP II defined contribution benefit. Named Executive Officers can select among different crediting rates to apply to deferral balances under the SERP Plans, which primarily match the investment options available to all employees under the RSOP. These investment options include mutual funds and similar investments. The Named Executive Officers may change their investment elections at any time. The amount of the 2010 SERP II defined contribution benefit received by each Named Executive Officer is included in column (h) of the Summary Compensation Table on page 26. The aggregate amount each Named Executive Officer elected to defer and the amount that the Company contributed to the SERP II in 2010 is shown in the Nonqualified Deferred Compensation table on page 37.

Each Named Executive Officer has elected a date when benefit payments from his or her SERP I and SERP II deferral accounts will commence and has elected the form of benefit payment. Generally, SERP I and SERP II deferral account benefit payments will not begin earlier than the elected commencement date. However, for contributions made prior to January 1, 2005, the full SERP I deferral account balance will be paid prior to the scheduled commencement date to any Named Executive Officer who is not eligible to retire at the time he or she terminates employment with the Company. In addition, a Named Executive Officer may request an early distribution of some or all of his or her SERP I deferral account balance upon a demonstrated severe financial need, or at any time prior to the first scheduled payment date, may elect an early withdrawal of contributions made to his or her account prior to January 1, 2005, subject to a 10 percent early withdrawal penalty.

A Named Executive Officer is not allowed to elect to receive an early withdrawal of amounts contributed after January 1, 2005, to his or her SERP II deferral account, except that he or she may request early withdrawal in the event of an unforeseen emergency, which request is subject to the approval of the Compensation Committee. Contributions made to a SERP II deferral account after December 31, 2004, will be paid in full upon a termination of employment in connection with a change in control.

A Named Executive Officer may elect to receive his or her SERP deferral account balance in the form of either a lump sum payment or monthly installments over a 5-, 10-, or 15-year period, or a combination of both. A Named Executive Officer who retires will receive a fixed 7.5 percent annual interest crediting rate on his or her deferral account balance until paid in full.

Prior to 1996, the Company also provided executives an opportunity to elect to defer salary and AIP awards under the Minnesota Power and Affiliated Companies Executive Investment Plan II (EIP II), a nonqualified deferred compensation plan. Deferrals pursuant to such opportunity ended in 2002 and EIP II has been closed to new contributions since then. The Company resets the crediting rate under the EIP II annually at 120 percent of the rolling average of the 10-year Treasury Note. The EIP II benefits become payable upon retirement in the form of monthly annuity payments over a 5-, 10-, or 15-year period as elected by the executive. Generally, EIP II benefit payments will not begin earlier than the elected commencement date. However, the Named Executive Officer may request an early distribution of some or all of his EIP II account balance upon a demonstrated severe financial need, or at any time prior to the first scheduled payment date, he or she may elect an early withdrawal of his account balance subject to a 10 percent early withdrawal penalty.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The Severance Plan covers each Named Executive Officer as well as other key executives (collectively, Participants). Under the Severance Plan, a change in control of ALLETE generally means any one of the following events:

- Acquisition by any person, entity, or group acting together of more than 50 percent of the total fair market value or total voting power of the Company's Common Stock;
- Acquisition in any 12-month period of 40 percent or more of the Company's assets by any person, entity, or group acting together;
- Acquisition in any 12-month period of 30 percent or more of the total voting power of the Company's Common Stock by any person, entity, or group acting together; or
- A majority of members of the Board of Directors is replaced during any 12-month period.

Each Named Executive Officer is entitled to receive specified benefits in the event his or her employment is involuntarily terminated six months before or up to two years after a change in control. An involuntary termination is deemed to occur if (i) the Company terminates the employment of the Named Executive Officer other than for cause, or (ii) the Named Executive Officer resigns from his or her employment with good reason. Cause generally includes reasons such as failure to perform duties, willful misconduct, or felony convictions. Good reason generally means a material reduction in the Named Executive Officer's responsibilities or authority; a material reduction in his or her supervisor's responsibilities or authority; a material reduction in base salary, incentive compensation, or other benefits; a material breach by the Company of an agreement under which a Named Executive Officer provides services; or reassignment to another geographic location more than 50 miles from the Named Executive Officer's current job location.

Under the Severance Plan, Mr. Hodnik, Mr. Schober and Ms. Amberg would be entitled to receive a lump sum severance payment of 2.5 times their annual compensation. Mr. Adams and Mr. McMillan would receive a severance payment of 1.5 times their annual compensation. Mr. Shippar's participation in the Severance Plan ended upon his retirement; therefore, he would not be entitled to receive any severance payment. Annual compensation includes base salary and an amount representing a target award under the AIP in effect for the year of termination. The Severance Plan also provides a lump sum benefit continuation payment to Mr. Hodnik, Mr. Schober, and Ms. Amberg approximately equal in value to the benefits (as specified below) that they would have received had they remained in the employ of the Company after their termination for an additional 2.5 years, and in the case of Mr. Adams and Mr. McMillan, an additional 1.5 years. The lump sum benefit continuation payment includes the value of the following benefits: (i) premiums for medical, dental, and basic group term life insurance benefits; (ii) Company contributions under the Flexible Benefit Plan; and (iii) the present value of additional SERP II benefits the Participant would have received under the SERP II had employment continued for 2.5 or 1.5 years after the later of the change in control or termination, as applicable. As a condition of receiving payments under the Severance Plan, Participants must sign a waiver of potential claims against the Company, and must agree not to disclose confidential information, engage in any business in competition with the Company for a period of one year, recruit any employee or director of the Company for employment for a period of two years, or publicly criticize the Company.

Upon a change in control, awards under the AIP would be calculated as if the end of the performance year had occurred, based on the Company's performance through the date of the change in control. AIP awards could range from zero to 200 percent of the target award opportunity depending on actual goal results. The SERP II also provides for a lump sum payment of benefits earned after December 31, 2004, through the termination of employment in connection with a change in control. Under the LTIP, if a change in control were to occur, unvested stock options would immediately vest, restricted stock units would immediately vest on a prorated basis, and performance share awards would immediately pay out on a prorated basis at the greater of target level or the level earned based on then-current actual TSR ranking as compared to the peer group companies.

The total amount of severance payments due under the Severance Plan plus any payments accelerated under the AIP, LTIP, and SERP II due to a change in control will be limited to an amount which would result in no portion of such amount being subject to excise tax under Section 4999 of the Tax Code, unless the payment would have to be reduced to an amount less than 85 percent of the amount the Named Executive Officer would otherwise have received, absent the imposition of the excise tax. If payments to a Named Executive Officer would be reduced to an amount less than 85 percent of the amount the Named Executive Officer would otherwise have received, total payments would not be reduced and the Named Executive Officer would instead receive an additional gross-up payment that would provide the Named Executive Officer with the same net after-tax payment the Named Executive Officer would have received if the excise tax had not applied to any of the payments.

As described previously in 2011 Executive Compensation Changes starting on page 24, the following plan provisions relating to a change in control were amended in January 2011:

- The Severance Plan was amended effective January 19, 2011, to eliminate the excise tax gross-up feature, to eliminate benefit continuation payments, and to establish a modified severance payment cap whereby the severance payment would be reduced to a level below the safe harbor amount if the executive would receive a higher after tax benefit than if the executive were to pay the applicable excise tax on the full payment amount.
- The AIP was amended effective January 1, 2011, to provide that in the event of a Change in Control (as defined by the AIP), any award earned pursuant to the AIP will be prorated based on the number of months in the performance year which had elapsed as of the date of a Change in Control.

Estimated Potential Payments Upon Termination Associated With a Change in Control

If a change in control had occurred on December 31, 2010, prior to the plan changes listed above, and if, as a result, a Named Executive Officer's employment was terminated on the same date, the following table illustrates the value that the Named Executive Officer would have received.

Payments	Mr. Hodnik	Mr. Schober	Ms. Amberg	Mr. McMillan	Mr. Adams	Mr. Shippar[11]
Severance Payment[1]	$1,600,000	$1,025,875	$823,682	$514,794	$440,700	$0
Annual Incentive Plan[2]	$0	$0	$0	$0	$0	$0
Unvested Stock Options[3]	$0	$0	$0	$0	$0	$0
Performance Shares[4]	$369,738	$255,179	$170,118	$157,003	$119,812	$0
Unvested Restricted Stock Units[5]	$119,292	$70,063	$46,734	$46,734	$35,012	$0
SERP II Pension[6]	$95,696	$144,918	$0	$51,259	$0	$0
SERP II Defined Contribution[7]	$20,846	$9,809	$5,314	$1,481	$498	$0
Benefits[8]	$40,766	$42,175	$39,847	$23,667	$15,142	$0
Outplacement Services[9]	$25,000	$25,000	$25,000	$25,000	$25,000	$0
Excise Tax & Gross-Up[10]	$945,338	$595,921	$0	$0	$0	$0
Total Payments	$3,216,676	$2,168,940	$1,110,695	$819,938	$636,164	$0

[1] The values for severance payments were calculated based on December 31, 2010, base salary, target AIP, and the applicable severance benefit multiple of salary.

[2] Because the performance period ended on December 31, 2010, no acceleration of benefits would have occurred under this scenario.

[3] The award values for stock options were calculated based on the difference between the option exercise price and the $37.26 closing price of Common Stock on December 31, 2010.

[4] Outstanding performance shares for the performance periods 2008–2010, 2009–2011, and 2010–2012 would be accelerated under this scenario. The award values shown assume that target TSR performance would be used to calculate the award payout for the 2008–2010 and 2009–2011 performance periods, and 140 percent of target TSR performance for the 2010–2012 performance period. Award values were based on the $37.26 closing price of Common Stock on December 31, 2010.

[5] The award values for restricted stock units were calculated and prorated based on the $37.26 closing price of Common Stock on December 31, 2010.

[6] Ms. Amberg and Mr. Adams would not be eligible for retirement benefits even after being credited with an additional 2.5 and 1.5 years of service, respectively.

[7] The award values shown reflect 2.5 years and 1.5 years, as applicable, of SERP II defined contribution benefits.

[8] The award values shown reflects the value of (i) medical, dental, and basic group term life insurance benefit premiums, and (ii) Company contributions under the Flexible Benefit Plan that the Named Executive Officers would have received had they remained in the employ of the Company after their termination for an additional 2.5 years or, in the case of Mr. Adams and Mr. McMillan, an additional 1.5 years.

[9] The Company will pay outplacement service providers directly up to the amount shown for the cost of outplacement services provided to the Named Executive Officers. No amount will be paid unless the Named Executive Officers choose to utilize outplacement services within the time frame specified in the Severance Plan.

[10] Mr. Hodnik and Mr. Schober would be subject to the excise tax and eligible for a gross-up payment. The gross-up payment would cover (i) the amount of federal excise taxes, and (ii) the additional income taxes resulting from payment of the gross-up.

[11] Because Mr. Shippar retired, he would not have been eligible to receive any payments upon a change in control on December 31, 2010.

Estimated Potential Payments Upon Termination Due to Retirement, Disability, or Death

The LTIP also provides for immediate accelerated vesting of stock options and, on a prorated basis, of restricted stock units upon the retirement, disability, or death of a Named Executive Officer. Named Executive Officers have three years from retirement, and one year from disability or death, to exercise all outstanding stock options. Named Executive Officers may be entitled to a prorated performance share award upon retirement, disability, or death if TSR performance goals are achieved at the conclusion of the three-year performance period. The following table illustrates the value Named Executive Officers would have received solely in connection with accelerated vesting triggered by a retirement, disability or death, had the event occurred on December 31, 2010, except as to Ms. Amberg, Mr. McMillan, and Mr. Adams, for whom retirement would not have been a potential triggering event.

Payments	Mr. Hodnik	Mr. Schober	Ms. Amberg	Mr. McMillan	Mr. Adams	Mr. Shippar
Annual Incentive Plan[1]	$0	$0	$0	$0	$0	$0
Unvested Stock Options[2]	$0	$0	$0	$0	$0	$0
Performance Shares[3]	$312,903	$223,230	$148,844	$135,728	$103,819	$501,271
Unvested Restricted Stock Units[4]	$119,292	$70,063	$46,734	$46,734	$35,012	$85,338
Total Payments	$432,195	$293,293	$195,578	$182,462	$138,831	$586,609

[1] Because the performance period ended on December 31, 2010, no acceleration of benefits would have occurred under this scenario.

[2] The award values for stock options were calculated based on the difference between the option exercise price and the $37.26 closing share price of Common Stock on December 31, 2010. Since the option exercise price is greater than the closing share price on December 31, 2010, the value for unvested stock options is zero.

[3] Outstanding performance shares for the performance periods 2008–2010, 2009–2011, and 2010–2012 would be earned on a prorated basis under this scenario if TSR performance goals are achieved at the conclusion of the three-year performance period. The award values shown assume performance shares would be earned based on TSR performance of 100 percent of target for the 2008–2010 performance period, 70 percent of target for the 2009–2011 performance period and 140 percent of target for the 2010–2012 performance period through December 31, 2010. Award values were based on the $37.26 closing price of Common Stock on December 31, 2010. Because Mr. Shippar terminated on account of retirement on April 30, 2010, he remains eligible to receive a prorated payment if the LTIP performance targets are achieved. Mr. Shippar's 2008 grant was prorated at 28/36th, his 2009 grant at 16/36th and his 2010 grant was prorated at 4/36th.

[4] The award values for restricted stock units were calculated and prorated based on the $37.26 closing share price on December 31, 2010. Mr. Shippar's Restricted Stock Units vested pro rata upon his April 30, 2010, retirement date. The 2009 grant was prorated at 15/36th and the 2010 grant was prorated at 4/36th. His valuation for income tax purposes was on November 2, 2010, at $35.96 per share.

Estimated Additional Payments Due to Long-Term Disability

Typically ALLETE employees, including the Named Executive Officers, who become disabled may, while on long-term disability, continue to be treated as employees for certain purposes, including remaining eligible to earn retirement plan contributions and credited service for purposes of calculating the SERP II benefit until the earlier of voluntary resignation or reaching normal retirement age. The table below illustrates the estimated additional SERP II benefit that would have been earned by each Named Executive Officer if he or she had gone on long-term disability on December 31, 2010.

	Mr. Hodnik	Mr. Schober	Ms. Amberg	Mr. McMillan	Mr. Adams	Mr. Shippar [2]
Additional SERP II Benefit[1]	$14,815	$0	$189,397	$58,858	$166,675	$0

[1] The amounts shown represent the difference between the discounted net present values of the annual annuity payments to which the Named Executive Officers would be entitled upon a termination of employment occurring on December 31, 2010, and at normal retirement age. The following assumptions were used to calculate the amounts shown above: Each Named Executive Officer became disabled on December 31, 2010, and remained on disability until reaching normal retirement age; discount rate of 5.36 percent; cost of living adjustment of 2.5 percent; and female spouses are assumed to be three years younger than male spouses.

[2] Because Mr. Shippar retired on April 30, 2010, he was not eligible to receive any additional SERP II benefit based on becoming disabled on December 31, 2010.

Named Executive Officers do not receive any other enhancements to their retirement benefits upon termination of employment other than in connection with a change in control or becoming disabled as described above. Vested retirement benefits become payable upon termination of employment as discussed in the Pension Benefits Discussion starting on page 35. The SERP and EIP II deferral account benefits become payable upon termination of employment as described following the Nonqualified Deferred Compensation table beginning on page 38.

DIRECTOR COMPENSATION 2010

The Compensation Committee has primary responsibility for the process of developing and evaluating the non-employee director compensation programs. The Board approves the non-employee director compensation programs.

The following table sets forth the non-employee director compensation earned in 2010, except for amounts earned by Mr. Shippar after his retirement on April 30, 2010. Mr. Shippar's non-employee director compensation is reported in the Summary Compensation Table on page 26 because Mr. Shippar was the Company's Chief Executive Officer until his retirement, after which he became the non-employee Board Chair.

(a) Name	(b) Fees Earned or Paid in Cash[1]	(c) Stock Awards[1, 2]	(d) Option Awards[3]	(e) All Other Compensation[4]	(f) Total
Kathleen A. Brekken	$45,026	$59,974	$0	$269	$105,269
Kathryn W. Dindo	$39,026	$59,974	$0	$229	$99,229
Heidi J. Eddins	$42,000	$60,000	$0	$0	$102,000
Sidney W. Emery, Jr.	$37,526	$59,974	$0	$0	$97,500
James S. Haines, Jr.	$37,500	$60,000	$0	$137	$97,637
James J. Hoolihan	$44,000	$60,000	$0	$0	$104,000
Madeleine W. Ludlow	$43,026	$59,974	$0	$0	$103,000
George L. Mayer	$15,500	$0	$0	$166	$15,666
Douglas C. Neve	$47,526	$59,974	$0	$242	$107,742
Jack I. Rajala	$15,000	$0	$0	$0	$15,000
Leonard C. Rodman	$44,000	$60,000	$0	$0	$104,000
Bruce W. Stender	$55,026	$59,974	$0	$238	$115,238

[1] Ms. Eddins, Mr. Hoolihan, and Mr. Rodman elected to defer their 2010 Annual Stock Retainer fees and Mr. Haines elected to defer all of his eligible director fees under the ALLETE Non-Employee Director Compensation Deferral Plan II. For the directors who elected to receive their 2010 annual stock retainer in shares, the fractional share amount ($26) was paid in cash.

[2] The amounts shown in column (c) reflect the grant-date fair value of the Annual Stock Retainer paid on June 1, 2010, at which time each director, except Mr. Mayer and Mr. Rajala, received 1,678 fully-vested shares of Common Stock valued at $35.72 (which was the five day average closing price, including the date that is ten calendar days prior to June 1, 2010). Mr. Mayer and Mr. Rajala retired from the Board on May 11, 2010, and did not receive shares.

[3] No options were granted in 2010. Mr. Rajala had 2,586 fully-vested stock option awards outstanding as of December 31, 2010.

[4] The amounts shown in column (e) reflect tax reimbursement related to spousal travel. The aggregate cost to the Company for spousal travel was calculated as the full actual cost of each benefit in excess of the amount the Company would have paid had the director been traveling or eating without his or her spouse and, in each case, was less than $10,000. As of January 1, 2011, tax reimbursements related to spousal travel were eliminated.

Employee directors receive no additional compensation for their services as directors. The Company pays each non-employee director under the terms of the ALLETE Director Stock Plan an annual retainer fee, a portion of which is paid in cash and a portion of which is paid in Common Stock as set forth below:

	2010 Annual Retainer Fees	
	Cash	Stock
Board Chair	$85,000	$90,000
Lead Director	$55,000	$60,000
All Other Directors	$30,000	$60,000

Based on the results of a Board of Director compensation benchmarking study prepared by PM&P and no increases to Director compensation since 2007, the Compensation Committee approved, and the Board of Directors ratified, an increase of $5,000 to the annual cash retainer for all Board members except the Board Chair effective January 19, 2011.

In addition, the Company pays each non-employee director, other than the Board Chair and Lead Director, annual cash retainer fees for each committee and chair assignment as set forth below:

	2010 Committee Retainer Fees	
	Member Fee	Chair (Includes Member Fee)
Audit Committee	$9,000	$17,500
Compensation Committee	$7,500	$13,000
Corporate Governance Committee	$7,500	$12,000

Retainer fees are prorated based on the actual term of service per year.

The Board Chair and Lead Director receive their respective cash retainer and the director stock retainer fee, but do not receive any other committee or chair retainers. Directors may elect to receive all or part of the cash portions of their retainer fees in Common Stock.

The Company provides a deferral account benefit to the directors under the terms of the ALLETE Director Compensation Deferral Plan (Deferral Plan I) and the ALLETE Non-Employee Director Compensation Deferral Plan II (Deferral Plan II). Deferral Plan I and Deferral Plan II collectively are referred to as the Deferral Plans. On December 31, 2004, the Company froze Deferral Plan I with respect to all deferrals. Effective January 1, 2005, the Company established Deferral Plan II to comply with Section 409A of the Tax Code. Deferral Plan II governs all cash retainers initially deferred after December 31, 2004. On May 1, 2009, the Board amended the Deferral Plan II to permit directors to elect to defer their stock retainers.

Annually, each director may elect to defer to a Deferral Plan II cash account some or all of his or her cash retainer fees. Directors can select among different investment crediting rates to apply to deferral cash account balances under the Deferral Plans. These investment options include mutual funds and similar investments. The directors may change their investment elections at any time. Annually, each director may elect to defer to a Deferral Plan II stock account some or all of his or her stock retainer fees. Deferred stock retainer fees are credited to a director's stock account which mirrors the performance of our Common Stock and is credited with dividend equivalents equal to cash dividends that are declared and paid on our Common Stock.

Each director elects a date when benefit payments from his or her Deferral Plan I and Deferral Plan II accounts will commence and the form of benefit payment. Generally, Deferral Plan I and Deferral Plan II account benefit payments will not begin earlier than the elected commencement date. Directors may, however, request an early distribution of some or all contributions made prior to January 1, 2005, to his or her Deferral Plan I account subject to a 10 percent early withdrawal penalty.

A director is not allowed to elect to receive an early withdrawal of amounts contributed after January 1, 2005, to his or her Deferral Plan II account, except that he or she may request early withdrawal in the event of an unforeseen emergency, which request is subject to the approval of the Compensation Committee.

A director may elect to receive his or her Deferral Plan cash and stock account balances in the form of either a lump sum payment or annual installments over a 5-, 10-, or 15-year period, or a combination of both. A director who retires from the Board will receive a fixed 7.5 percent annual interest crediting rate on his or her Deferral Plan cash account balance and will receive dividend equivalents on his or her Deferral Plan II stock account balance until paid in full.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth the shares of Common Stock available for issuance under the Company's equity compensation plans as of December 31, 2010.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans[1]
Equity Compensation Plans Approved by Security Holders	560,665	$40.72	918,804
Equity Compensation Plans Not Approved by Security Holders	0	N/A	0
Total	560,665	$40.72	918,804

[1] Excludes the number of securities shown in the first column as to be issued upon exercise of outstanding options, warrants, and rights. The amount shown is comprised of: (i) 841,218 shares available for issuance under the LTIP in the form of options, rights, restricted stock units, performance shares, and other grants as approved by the Compensation Committee of the Board; (ii) 33,780 shares available for issuance under the Director Stock Plan as payment for a portion of the annual retainer payable to non-employee directors; and (iii) 43,806 shares available for issuance under the ALLETE and Affiliated Companies Employee Stock Purchase Plan.

ITEM NO. 2—APPROVAL OF ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION

The recently enacted Dodd-Frank Act provides the Company's shareholders the opportunity to vote to approve, on an advisory or non-binding basis, the compensation of our Named Executive Officers as disclosed in this Proxy Statement in accordance with SEC rules.

As discussed under the heading "Compensation Discussion and Analysis" (CD&A), the Company's executive compensation program is designed to enhance shareholder value in the Company while attracting and retaining experienced, qualified executive talent. The Executive Compensation Committee believes the Company's executive compensation programs reflect a strong pay-for-performance philosophy and are well aligned with the shareholders' long-term interests.

We urge you to read the CD&A, which discusses how our compensation policies and procedures implement our compensation philosophy, as well as the compensation tables and narrative disclosures which describe the compensation of our Named Executive Officers in 2010. The Executive Compensation Committee and the Board believe that the policies and procedures described in the CD&A are effective in implementing our compensation philosophy and, for these reasons, the Board recommends that the Company's shareholders vote in favor of approving the compensation of the Named Executive Officers.

We are asking that the shareholders approve the following resolution:

> RESOLVED, that the shareholders of the Company approve, on an advisory basis, the compensation of the Named Executive Officers, as disclosed in the Company's 2011 proxy statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission (which disclosure includes the Compensation Discussion and Analysis, the Executive Compensation tables and the related footnotes and narrative that follows the tables).

The Board recommends a vote **"FOR"** the foregoing resolution, approving the compensation of the Named Executive Officers on an advisory basis as disclosed in this Proxy Statement in accordance with SEC rules.

This advisory vote on the compensation of our Named Executive Officers is not binding on the Company, the Executive Compensation Committee, or our Board. However, the Executive Compensation Committee and Board expect to take into account the outcome of the vote when considering future executive compensation decisions.

ITEM NO. 3—ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION

The Dodd-Frank Act also provides the Company's shareholders with the opportunity to indicate how frequently the Company should seek an advisory vote on the compensation of our Named Executive Officers as disclosed in this Proxy Statement in accordance with SEC rules, such as Item No. 2 beginning on page 44 of this Proxy Statement. By voting on this proposal, shareholders may indicate whether they would prefer that the advisory vote on the compensation of our Named Executive Officers occur once every one, two, or three years.

The Board believes that an annual advisory vote on the compensation of the Company's Named Executive Officers is the most appropriate for the Company and its shareholders. In making this recommendation, the Board considered that an annual advisory vote on executive compensation will allow the Company's shareholders to provide their direct input on the Company's executive compensation philosophy, policies and practices. An annual vote thus allows for shareholder feedback on the most consistent basis and promotes shareholder awareness of the Company's executive compensation policies and practices.

For the above reasons, the Board recommends a vote for a **"1 YEAR"** frequency of future advisory votes on executive compensation.

This advisory vote on the frequency of future advisory votes on executive compensation is not binding on the Company, the Executive Compensation Committee, or our Board. However, the Executive Compensation Committee and Board expect to take into account the outcome of the vote when considering the frequency of future executive compensation advisory votes.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board is comprised of five non-employee directors, each of whom has been determined by the Board to be "independent" under ALLETE's Corporate Governance Guidelines, and within the meaning of the rules of both the NYSE and the SEC. The Board has also determined that each member of the Audit Committee is financially literate and that Mr. Neve and Ms. Dindo are each an "audit committee financial expert" within the meaning of the rules of the SEC. The Audit Committee operates pursuant to a written charter that was reviewed and reaffirmed in January 2011. The current Audit Committee charter is available on the Company's Web site at www.allete.com. The Audit Committee assists in the Board's oversight of the integrity of the Company's financial reports, compliance with legal and regulatory requirements, the qualifications and independence of the independent registered public accounting firm, both the internal and external audit process, and internal controls over financial reporting. The Audit Committee reviews and recommends to the Board that the audited financial statements be included in the Annual Report.

During 2010, the Audit Committee met and held separate discussions with members of management and the Company's independent registered public accounting firm, PricewaterhouseCoopers, regarding certain audit activities and with the Director of Internal Audit regarding the plans for and results of selected internal audits. The Audit Committee reviewed the quarterly financial statements. It reviewed with management and the independent registered public accounting firm the effectiveness of internal controls over financial reporting, and the Company's compliance with laws and regulations. It also reviewed the Company's process for communicating its code of business conduct and ethics. The Audit Committee approved the appointment of PricewaterhouseCoopers as the Company's independent registered public accounting firm for the year 2011, subject to shareholder ratification. The Audit Committee received and reviewed the written disclosures and letter from PricewaterhouseCoopers required by applicable requirements of the Public Company Accounting Oversight Board (PCAOB) regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence and discussed with the independent registered public accounting firm the firm's independence. The Audit Committee has received written material addressing PricewaterhouseCoopers' internal quality control procedures and other matters, as required by the NYSE Listing Standards.

The Audit Committee has: (i) reviewed and discussed the Company's Consolidated Financial Statements for the year ended December 31, 2010, with the Company's management and with the Company's independent registered public accounting firm; (ii) met with management to discuss all financial statements prior to their issuance and to discuss significant accounting issues and management judgments; and (iii) discussed with the Company's independent registered public accounting firm the matters required to be discussed by the statement on auditing standards No. 61, as amended (as adopted by the PCAOB in rule 3200T) which include, among other items, matters related to the conduct of the audit of the Company's financial statements. Management represented to the Audit Committee that the Company's Consolidated Financial Statements were prepared in accordance with accounting principles generally accepted in the United States of America.

Based on the above-mentioned review and discussions, the Audit Committee recommended to the Board that the audited financial statements be included in the Annual Report.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee has pre-approval policies and procedures related to the provision of audit and non-audit services by the independent registered public accounting firm. Under these procedures, the Audit Committee pre-approves both the type of services to be provided by the independent registered public accounting firm and the estimated fees related to these services. During the pre-approval process, the Audit Committee considers the impact of the types of services and the related fees on the independence of the independent registered public accounting firm. The services and fees must be deemed compatible with the maintenance of the independence of the independent registered public accounting firm, including compliance with the SEC's rules and regulations.

The Audit Committee will, as necessary, consider and, if appropriate, pre-approve the provision of additional audit and non-audit services by the independent registered public accounting firm that were not encompassed by the Audit Committee's annual pre-approval and that are not prohibited by law. The Audit Committee has delegated to the Chair of the Audit Committee the authority to pre-approve, on a case-by-case basis, these additional audit and non-audit services, provided that the Chair shall promptly report any decisions to pre-approve such services to the Audit Committee.

Audit and Non-Audit Fees

The following table presents fees for professional audit services rendered by PricewaterhouseCoopers for the audit of the Company's annual financial statements for the years ended December 31, 2010, and December 31, 2009, and fees billed for other services rendered by PricewaterhouseCoopers during those periods.

All audit and non-audit services and fees for 2010 were pre-approved by the Audit Committee. The Company has considered and determined that the provision of the non-audit services noted below is compatible with maintaining PricewaterhouseCoopers' independence.

	2010	2009
Audit Fees[1]	$1,120,552	$1,145,733
Audit-Related Fees[2]	53,355	–
Tax Fees[3]	229,569	7,885
All Other Fees[4]	17,000	3,000
Total	$1,420,476	$1,156,618

[1] Audit fees were comprised of audit work performed on the integrated audit of the Consolidated Financial Statements, as well as work generally only the independent registered public accounting firm can reasonably be expected to provide, such as required regulatory audits, subsidiary audits, accounting consultations and security offerings.

[2] Audit-related fees were comprised of certain accounting consultation services performed in 2010.

[3] Tax fees were comprised of tax compliance services, including assistance with the preparation of tax returns and claims for tax refunds, and tax consultation and planning services, including assistance with tax audits and appeals. In 2010, tax compliance services totaled $20,050, and tax consulting services totaled $209,519. In 2009, fees were for tax consultation.

[4] Other fees were comprised of license and maintenance fees for accounting research software. HR benchmarking services are included in 2010 fees.

March 22, 2011

Audit Committee

Douglas C. Neve, Chair
James J. Hoolihan
Kathryn W. Dindo
Leonard C. Rodman
Bruce W. Stender, ex-officio

ITEM NO. 4—RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board recommends shareholder ratification of the appointment of PricewaterhouseCoopers as the Company's independent registered public accounting firm for the year 2011. PricewaterhouseCoopers has acted in this capacity since October 1963.

A representative of PricewaterhouseCoopers will be present at the Annual Meeting of Shareholders, will have an opportunity to make a statement if he or she so desires, and will be available to respond to appropriate questions.

The Board recommends a vote **"FOR"** ratifying the appointment of PricewaterhouseCoopers as the Company's independent registered public accounting firm for 2011.

OTHER BUSINESS

The Board knows of no other business to be presented at the Annual Meeting. However, if any other matters properly come before the Annual Meeting, it is the intention of the persons named in the proxy form to vote pursuant to the proxies in accordance with their judgment in such matters.

All shareholders are respectfully asked to vote their proxies promptly so that the necessary vote may be present at the Annual Meeting.

Shareholder Proposals for the 2012 Annual Meeting

All proposals from shareholders to be considered for inclusion in the Proxy Statement relating to the Annual Meeting scheduled for May 8, 2012, must be received by the Secretary of ALLETE at 30 West Superior Street, Duluth, MN 55802-2093 not later than November 25, 2011. The Company's Bylaws provide that for business to be properly brought before an annual meeting by a shareholder, the shareholder must have delivered timely notice to the Company's Secretary. To be timely, advance notice for business to be brought before an annual meeting generally must be received not less than 90 days nor more than 120 days prior to the anniversary of the immediately preceding annual meeting of shareholders. Therefore, for the Annual Meeting scheduled for May 8, 2012, ALLETE must receive a shareholder's notice between January 9, 2012, and February 8, 2012. A shareholder's notice must also comply with informational and other requirements set forth in the Company's Bylaws. The persons to be named as proxies in the proxy cards relating to the 2012 Annual Meeting may have the discretion to vote their proxies in accordance with their judgment on any matter as to which ALLETE did not have notice in accordance with the advance notice process prior to February 8, 2012, without discussion of such matter in the Proxy Statement relating to the 2012 Annual Meeting.

By order of the Board of Directors,

Deborah A. Amberg

Deborah A. Amberg
Senior Vice President, General Counsel, and Secretary

March 22, 2011
Duluth, Minnesota

United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended **December 31, 2010**

☐ Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from _____________ to _____________

Commission File No. **1-3548**

ALLETE, Inc.

(Exact name of registrant as specified in its charter)

Minnesota	**41-0418150**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

30 West Superior Street, Duluth, Minnesota 55802-2093
(Address of principal executive offices, including zip code)
(218) 279-5000
(Registrant's telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Stock Exchange on Which Registered
Common Stock, without par value	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company (as defined in Rule 12b-2 of the Act).
Large Accelerated Filer ☒ Accelerated Filer ☐ Non-Accelerated Filer ☐ Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes ☐ No ☒

The aggregate market value of voting stock held by nonaffiliates on June 30, 2010, was $1,214,198,439.

As of February 1, 2011, there were 35,820,559 shares of ALLETE Common Stock, without par value, outstanding.

Documents Incorporated By Reference

Portions of the Proxy Statement for the 2011 Annual Meeting of Shareholders are incorporated by reference in Part III.

Index

Definitions

The following abbreviations or acronyms are used in the text. References in this report to "we," "us" and "our" are to ALLETE, Inc. and its subsidiaries, collectively.

Abbreviation or Acronym	Term
ALLETE	ALLETE, Inc.
ALLETE Properties	ALLETE Properties, LLC and its subsidiaries
AFUDC	Allowance for Funds Used During Construction - the cost of both debt and equity funds used to finance utility plant additions during construction periods
ARS	Auction Rate Securities
ATC	American Transmission Company LLC
Basin	Basin Electric Power Cooperative
Bison 1	Bison 1 Wind Project
Bison 2	Bison 2 Wind Project
BNI Coal	BNI Coal, Ltd.
Boswell	Boswell Energy Center
CO_2	Carbon Dioxide
Company	ALLETE, Inc. and its subsidiaries
DC	Direct Current
EPA	Environmental Protection Agency
ESOP	Employee Stock Ownership Plan
FASB	Financial Accounting Standards Board
FERC	Federal Energy Regulatory Commission
Form 8-K	ALLETE Current Report on Form 8-K
Form 10-K	ALLETE Annual Report on Form 10-K
Form 10-Q	ALLETE Quarterly Report on Form 10-Q
FTR	Financial Transmission Rights
GAAP	Accounting Principles Generally Accepted in the United States
GHG	Greenhouse Gases
Hibbard	Hibbard Renewable Energy Center
IBEW Local 31	International Brotherhood of Electrical Workers Local 31
IBEW Local 1593	International Brotherhood of Electrical Workers Local 1593
Invest Direct	ALLETE's Direct Stock Purchase and Dividend Reinvestment Plan
kV	Kilovolt(s)
Laskin	Laskin Energy Center
Manitoba Hydro	Manitoba Hydro-Electric Board
MBtu	Million British thermal units
Medicare Part D	Medicare Part D provision of the Patient Protection and Affordable Care Act of 2010
Mesabi Nugget	Mesabi Nugget Delaware, LLC
Minnesota Power	An operating division of ALLETE, Inc.
Minnkota Power	Minnkota Power Cooperative, Inc.
MISO	Midwest Independent Transmission System Operator, Inc.
Moody's	Moody's Investors Service, Inc.
MPCA	Minnesota Pollution Control Agency

MPUC	Minnesota Public Utilities Commission
MW / MWh	Megawatt(s) / Megawatt-hour(s)
NextEra Energy	NextEra Energy Resources, LLC
NDPSC	North Dakota Public Service Commission
NOL	Net Operating Loss
Non-residential	Retail commercial, non-retail commercial, office, industrial, warehouse, storage and institutional
NO_2	Nitrogen Dioxide
NO_X	Nitrogen Oxides
Note ___	Note ___ to the consolidated financial statements in this Form 10-K
NPDES	National Pollutant Discharge Elimination System
NYSE	New York Stock Exchange
OES	Minnesota Office of Energy Security
Oliver Wind I	Oliver Wind I Energy Center
Oliver Wind II	Oliver Wind II Energy Center
Palm Coast Park	Palm Coast Park development project in Florida
Palm Coast Park District	Palm Coast Park Community Development District
PolyMet	PolyMet Mining Corporation
PPA	Power Purchase Agreement
PSCW	Public Service Commission of Wisconsin
PUHCA 2005	Public Utility Holding Company Act of 2005
Rainy River Energy	Rainy River Energy Corporation - Wisconsin
RSOP	Retirement Savings and Stock Ownership Plan
SEC	Securities and Exchange Commission
SO_2	Sulfur Dioxide
Square Butte	Square Butte Electric Cooperative
Standard & Poor's	Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc.
SWL&P	Superior Water, Light and Power Company
Taconite Harbor	Taconite Harbor Energy Center
Taconite Ridge	Taconite Ridge Energy Center
Town Center	Town Center at Palm Coast development project in Florida
Town Center District	Town Center at Palm Coast Community Development District
WDNR	Wisconsin Department of Natural Resources

Safe Harbor Statement
Under the Private Securities Litigation Reform Act of 1995

Statements in this report that are not statements of historical facts may be considered "forward-looking" and, accordingly, involve risks and uncertainties that could cause actual results to differ materially from those discussed. Although such forward-looking statements have been made in good faith and are based on reasonable assumptions, there is no assurance that the expected results will be achieved. Any statements that express, or involve discussions as to, future expectations, risks, beliefs, plans, objectives, assumptions, events, uncertainties, financial performance, or growth strategies (often, but not always, through the use of words or phrases such as "anticipates," "believes," "estimates," "expects," "intends," "plans," "projects," "will likely result," "will continue," "could," "may," "potential," "target," "outlook" or words of similar meaning) are not statements of historical facts and may be forward-looking.

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, we are hereby filing cautionary statements identifying important factors that could cause our actual results to differ materially from those projected, or expectations suggested, in forward-looking statements made by or on behalf of ALLETE in this Annual Report on Form 10-K, in presentations, on our website, in response to questions or otherwise. These statements are qualified in their entirety by reference to, and are accompanied by, the following important factors, in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements:

- our ability to successfully implement our strategic objectives;
- prevailing governmental policies, regulatory actions, and legislation, including those of the United States Congress, state legislatures, the FERC, the MPUC, the PSCW, the NDPSC, the EPA and various state, local and county regulators, and city administrators, about allowed rates of return, financings, industry and rate structure, acquisition and disposal of assets and facilities, real estate development, operation and construction of plant facilities, recovery of purchased power, capital investments and other expenses, present or prospective wholesale and retail competition (including but not limited to transmission costs), zoning and permitting of land held for resale and environmental matters;
- our ability to manage expansion and integrate acquisitions;
- the potential impacts of climate change and future regulation to restrict the emissions of GHG on our Regulated Operations;
- effects of restructuring initiatives in the electric industry;
- economic and geographic factors, including political and economic risks;
- changes in and compliance with laws and regulations;
- weather conditions;
- natural disasters and pandemic diseases;
- war and acts of terrorism;
- wholesale power market conditions;
- population growth rates and demographic patterns;
- effects of competition, including competition for retail and wholesale customers;
- changes in the real estate market;
- pricing and transportation of commodities;
- changes in tax rates or policies or in rates of inflation;
- project delays or changes in project costs;
- availability and management of construction materials and skilled construction labor for capital projects;
- changes in operating expenses and capital expenditures;
- global and domestic economic conditions affecting us or our customers;
- our ability to access capital markets and bank financing;
- changes in interest rates and the performance of the financial markets;
- our ability to replace a mature workforce and retain qualified, skilled and experienced personnel; and
- the outcome of legal and administrative proceedings (whether civil or criminal) and settlements that affect the business and profitability of ALLETE.

Additional disclosures regarding factors that could cause our results and performance to differ from results or performance anticipated by this report are discussed in Item 1A under the heading "Risk Factors" beginning on page 22 of this Annual Report on Form 10-K. Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which that statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of these factors, nor can it assess the impact of each of these factors on the businesses of ALLETE or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Readers are urged to carefully review and consider the various disclosures made by us in this Annual Report on Form 10-K and in our other reports filed with the SEC that attempt to advise interested parties of the factors that may affect our business.

Item 1. Business

Regulated Operations includes our regulated utilities, Minnesota Power and SWL&P, as well as our investment in ATC, a Wisconsin-based regulated utility that owns and maintains electric transmission assets in parts of Wisconsin, Michigan, Minnesota and Illinois. Minnesota Power provides regulated utility electric service in northeastern Minnesota to 146,000 retail customers and wholesale electric service to 16 non-affiliated municipalities. Minnesota Power also provides regulated utility electric service to 1 private utility in Wisconsin. SWL&P, a wholly-owned subsidiary of ALLETE, is also a private utility in Wisconsin and a customer of Minnesota Power. SWL&P provides regulated electric, natural gas and water service in northwestern Wisconsin to 15,000 electric customers, 12,000 natural gas customers and 10,000 water customers. Our regulated utility operations include retail and wholesale activities under the jurisdiction of state and federal regulatory authorities. (See Item 1. Business – Regulated Operations – Regulatory Matters.)

Investments and Other is comprised primarily of BNI Coal, our coal mining operations in North Dakota, and ALLETE Properties, our Florida real estate investment. This segment also includes a small amount of non-rate base generation, approximately 7,000 acres of land held-for-sale in Minnesota, and earnings on cash and investments.

ALLETE is incorporated under the laws of Minnesota. Our corporate headquarters are in Duluth, Minnesota. Statistical information is presented as of December 31, 2010, unless otherwise indicated. All subsidiaries of ALLETE are wholly owned unless otherwise specifically indicated. References in this report to "we," "us" and "our" are to ALLETE and its subsidiaries, collectively.

Year Ended December 31	2010	2009	2008
Consolidated Operating Revenue – Millions	$907.0	$759.1	$801.0
Percentage of Consolidated Operating Revenue			
Regulated Operations	92%	90%	89%
Investments and Other	8%	10%	11%
	100%	100%	100%

For a detailed discussion of results of operations and trends, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations. For business segment information, see Note 1. Operations and Significant Accounting Policies and Note 2. Business Segments.

REGULATED OPERATIONS

Electric Sales / Customers

Regulated Utility Electric Sales

Year Ended December 31	2010	%	2009	%	2008	%
Millions of Kilowatt-hours						
Retail and Municipals						
Residential	1,150	9	1,164	10	1,172	9
Commercial	1,433	11	1,420	12	1,454	12
Industrial	6,804	52	4,475	37	7,192	57
Municipals (FERC rate regulated)	1,006	7	992	8	1,002	8
Total Retail and Municipals	10,393	79	8,051	67	10,820	86
Other Power Suppliers	2,745	21	4,056	33	1,800	14
Total Regulated Utility Electric Sales	13,138	100	12,107	100	12,620	100

Seasonality

Due to the high concentration of industrial sales, Minnesota Power is not subject to significant seasonal fluctuations. The operations of our industrial customers, which make up a large portion of our sales portfolio as shown in the table above, are not typically subject to significant seasonal variations.

Industrial Customers. In 2010, our industrial customers represented 52 percent of total regulated utility kilowatt-hour sales. Our industrial customers are primarily in the taconite, paper, pulp and wood products, and pipeline industries.

Industrial Customer Electric Sales

Year Ended December 31	2010	%	2009	%	2008	%
Millions of Kilowatt-hours						
Taconite Producers	4,324	64	2,124	47	4,579	64
Paper, Pulp and Wood Products	1,573	23	1,454	33	1,567	22
Pipelines	494	7	504	11	582	8
Other Industrial	413	6	393	9	464	6
Total Industrial Customer Electric Sales	6,804	100	4,475	100	7,192	100

Approximately 60 percent of the ore consumed by integrated steel facilities in the United States originates from six taconite customers of Minnesota Power, which represented 4,324 million kilowatt-hours, or 64 percent, of our total industrial sales in 2010. Taconite, an iron-bearing rock of relatively low iron content, is abundantly available in northern Minnesota and an important domestic source of raw material for the steel industry. Taconite processing plants use large quantities of electric power to grind the iron-bearing rock, and agglomerate and pelletize the iron particles into taconite pellets.

During 2010, the domestic steel industry rebounded from the low levels of production seen in 2009. According to the American Iron and Steel Institute (AISI), United States raw steel production operated at approximately 70 percent of capacity in 2010, up significantly from 2009 levels of approximately 50 percent. Domestic steel demand rebounded for automobiles and durable goods, while still remaining soft for structural and construction steel products.

Annual 2010 taconite production in Minnesota increased from the 18 million tons produced in 2009 to approximately 36 million tons in 2010 (40 million tons in 2008), representing about 85 percent of capacity. As a result, kilowatt-hour sales to our taconite customers in 2010 were more than double our 2009 sales.

Projections from the AISI translate to United States steel production levels at about 75 percent of capacity in 2011. There has been a general historical correlation between U.S. steel production and Minnesota taconite production. Based on these projections Minnesota Power expects 2011 taconite production in Minnesota to be in the range of 2010 production levels. We will continue to market available power to Other Power Suppliers, when necessary, in an effort to mitigate the earnings impact of lower industrial sales. Other Power Supply sales are dependent upon the availability of generation and are sold at market-based prices into the MISO market on a daily basis or through bilateral agreements of various durations.

In addition to serving the taconite industry, Minnesota Power also serves a number of customers in the paper, pulp and wood products industry, which represented 1,573 million kilowatt-hours, or 23 percent, of our total industrial sales in 2010. In total, we serve four major paper and pulp mills directly and one paper mill indirectly by providing wholesale service to the retail provider of electricity to the mill. Minnesota Power's paper and pulp customers ran at, or very near, full capacity for the majority of 2010, as the paper industry stabilized and pricing and demand levels recovered following the global recession.

The pipeline industry is the third key industrial class served by Minnesota Power with services provided to two crude oil pipelines and one refinery indirectly through SWL&P, which represented 494 million kilowatt-hours, or 7 percent, of our total industrial sales in 2010. These customers have a common reliance on the importation of Canadian crude oil. After near-capacity operations for the past four years, both pipeline operators are executing expansion plans to transport Western Canadian crude oil reserves (Alberta Oil Sands) to United States markets. Access to traditional Midwest markets is being expanded to Southern markets as the Canadian supply is displacing domestic production and deliveries imported from the Gulf Coast.

Large Power Customer Contracts. Minnesota Power has 9 Large Power contracts with 10 Large Power Customers. All of these contracts serve requirements of 10 MW or more of customer load. The customers consist of five taconite producing facilities (two of which are owned by one company and are served under a single contract), one iron nugget plant, and four paper and pulp mills.

Large Power Customer contracts require Minnesota Power to have a certain amount of generating capacity available. In turn, each Large Power Customer is required to pay a minimum monthly demand charge that covers the fixed costs associated with having this capacity available to serve the customer, including a return on common equity. Most contracts allow customers to establish the level of megawatts subject to a demand charge on a four-month basis and require that a portion of their megawatt needs be committed on a take-or-pay basis for at least a portion of the agreement. In addition to the demand charge, each Large Power Customer is billed an energy charge for each kilowatt-hour used that recovers the variable costs incurred in generating electricity. Four of the Large Power Customers have interruptible service which provides a discounted demand rate for the ability to interrupt the customers during system emergencies. Minnesota Power also provides incremental production service for customer demand levels above the contractual take-or-pay levels. There is no demand charge for this service and energy is priced at an increment above Minnesota Power's cost. Incremental production service is interruptible.

All contracts with Large Power Customers continue past the contract termination date unless the required advance notice of cancellation has been given. The advance notice of cancellation varies from one to four years. Such contracts minimize the impact on earnings that otherwise would result from significant reductions in kilowatt-hour sales to such customers. Large Power Customers are required to take all of their purchased electric service requirements from Minnesota Power for the duration of their contracts. The rates and corresponding revenue associated with capacity and energy provided under these contracts are subject to change through the same regulatory process governing all retail electric rates. (See Item 1. Business – Regulated Operations – Regulatory Matters – Electric Rates.)

Minnesota Power, as permitted by the MPUC, requires its taconite-producing Large Power Customers to pay weekly for electric usage based on monthly energy usage estimates. These customers receive estimated bills based on Minnesota Power's prediction of the customer's energy usage, forecasted energy prices, and fuel clause adjustment estimates. Minnesota Power's five taconite-producing Large Power Customers have generally predictable energy usage on a week-to-week basis, which makes the variance between the estimated usage and actual usage small.

Contract Status for Minnesota Power Large Power Customers
As of February 1, 2011

Customer	Industry	Location	Ownership	Earliest Termination Date
ArcelorMittal USA – Minorca Mine *(a)*	Taconite	Virginia, MN	ArcelorMittal USA Inc.	January 31, 2015
Hibbing Taconite Co. *(c)*	Taconite	Hibbing, MN	62.3% ArcelorMittal USA Inc. 23.0% Cliffs Natural Resources Inc. 14.7% United States Steel Corporation	December 31, 2015
United States Steel Corporation (USS) (USS – Minnesota Ore) *(a,b)*	Taconite	Mt. Iron, MN and Keewatin, MN	United States Steel Corporation	January 31, 2015
United Taconite LLC *(c)*	Taconite	Eveleth, MN	Cliffs Natural Resources Inc.	December 31, 2015
Mesabi Nugget Delaware, LLC *(c)*	Iron Nugget	Hoyt Lakes, MN	Steel Dynamics, Inc (80%) Kobe Steel USA (20%)	December 31, 2017
UPM, Blandin Paper Mill *(a)*	Paper	Grand Rapids, MN	UPM-Kymmene Corporation	January 31, 2015
Boise White Paper, LLC *(c)*	Paper	International Falls, MN	Boise Paper Holdings, LLC	December 31, 2013
Sappi Cloquet LLC *(a)*	Paper and Pulp	Cloquet, MN	Sappi Limited	January 31, 2015
NewPage Corporation – Duluth Mills *(a)*	Paper and Pulp	Duluth, MN	NewPage Corporation	January 31, 2015

(a) *The contract will terminate four years from the date of written notice from either Minnesota Power or the customer. No notice of contract cancellation has been given by either party. Thus, the earliest date of cancellation is January 31, 2015.*
(b) *United States Steel Corporation owns both the Minntac Plant in Mountain Iron, MN and the Keewatin Taconite Plant in Keewatin, MN.*
(c) *As of February 1, 2011, the contract has not reached the period of advance notice of cancellation.*

Residential and Commercial Customers. In 2010, our residential and commercial customers represented 20 percent of total regulated utility kilowatt-hour sales. Minnesota Power provides regulated utility electric service in northeastern Minnesota to approximately 146,000 residential and commercial customers. SWL&P provides regulated electric, natural gas and water service in northwestern Wisconsin to approximately 15,000 electric customers, 12,000 natural gas customers and 10,000 water customers.

Municipal Customers. In 2010, our municipal customers represented 7 percent of total regulated utility kilowatt-hour sales, which included 16 municipalities in Minnesota and 1 private utility in Wisconsin. SWL&P, a wholly-owned subsidiary of ALLETE, is also a private utility in Wisconsin and a customer of Minnesota Power. In 2008, Minnesota Power entered into formula-based rate contracts with these customers which will continue until the required three-year advance notice of cancellation has been given. To date, no termination notices have been received. Under the formula-based rates provision, wholesale rates are set at the beginning of the year based on expected costs and provide for a true-up calculation for actual costs.

Other Power Suppliers. The Company also enters into off-system sales with Other Power Suppliers. These sales are dependent upon the availability of generation and are sold at market-based prices into the MISO market on a daily basis or through bilateral agreements of various durations.

Basin Power Sales Agreement. On October 29, 2009, Minnesota Power entered into an agreement to sell 100 MW of capacity and energy for a ten-year period to Basin which began in May 2010. The capacity charge is based on a fixed monthly schedule with a minimum annual escalation provision. The energy charge is based on a fixed monthly schedule and provides for annual escalation based on our cost of fuel. The agreement allows us to recover a pro-rata share of increased costs related to emissions that may occur during the last five years of the contract.

Power Supply

In order to meet our customers' electric requirements, we utilize a mix of Company generation and purchased power. The Company's generation is primarily coal-fired, but also includes approximately 101 MW of hydro generation from ten hydro stations in Minnesota, approximately 62 MW of wind generation, and 76 MW of biomass co-fired generation. Purchased power is made up of long-term coal, wind and hydro power purchase agreements and market purchases. The following table reflects the Company's generating capabilities as of December 31, 2010 and total electrical output for 2010. Minnesota Power had an annual net peak load of 1,604 MW on August 30, 2010.

Regulated Utility Power Supply	Unit No.	Year Installed	Net Capability MW	Year Ended December 31, 2010 Generation and Purchases MWh	%
Coal-Fired					
Boswell Energy Center in Cohasset, MN	1	1958	68		
	2	1960	66		
	3	1973	362		
	4	1980	468		
			964	5,680,246	42.2%
Laskin Energy Center in Hoyt Lakes, MN	1	1953	56		
	2	1953	51		
			107	516,369	3.8
Taconite Harbor Energy Center in Schroeder, MN	1	1957	76		
	2	1957	76		
	3	1967	79		
			231	1,244,316	9.2
Total Coal			1,302	7,440,931	55.2
Biomass/Coal/Natural Gas					
Hibbard Renewable Energy Center in Duluth, MN	3 & 4	1949, 1951	54	163,945	1.2
Cloquet Energy Center in Cloquet, MN	5	2001	22	104,636	0.8
Total Biomass/Coal/Natural Gas			76	268,581	2.0
Hydro					
Group consisting of ten stations in MN	Various		101	418,286	3.1
Wind *(a)*					
Taconite Ridge in Mt. Iron, MN	1-10	2008	4	63,958	0.5
Bison 1 in Center, ND	1-16	2010	8	10,274	0.1
Total Wind			12	74,232	0.6
Total Company Generation			1,491	8,202,030	60.9
Long-Term Purchased Power					
Lignite Coal – Square Butte near Center, ND				1,294,082	9.6
Wind – Oliver County, ND				331,541	2.5
Hydro – Manitoba Hydro in Winnipeg, MB, Canada				523,825	3.9
Total Long-Term Purchased Power				2,149,448	16.0
Other Purchased Power*(b)*				3,112,782	23.1
Total Purchased Power				5,262,230	39.1
Total			1,491	13,464,260	100.0%

(a) *The nameplate capacity of Taconite Ridge is 25 MW. The nameplate capacity of the first phase of Bison 1 is 36.8 MW and was commissioned December 8, 2010. The capacity reflected in the table is actual accredited capacity of the facility. Accredited capacity is the amount of net generating capability associated with the facility for which capacity credit was obtained using limited historical data. As more data is collected, actual accredited capacity may increase.*

(b) *Includes short-term market purchases in the MISO market and from Other Power Suppliers.*

Fuel. Minnesota Power purchases low-sulfur, sub-bituminous coal from the Powder River Basin coal region located in Montana and Wyoming. Coal consumption in 2010 for electric generation at Minnesota Power's coal-fired generating stations was approximately 4.6 million tons. As of December 31, 2010, Minnesota Power had a coal inventory of about 824,000 tons. Minnesota Power's primary coal supply agreements have expiration dates through 2013. Under these agreements, Minnesota Power has the flexibility to procure 50 percent to 70 percent of its total coal requirements. In 2011, Minnesota Power expects to obtain coal under these coal supply agreements and in the spot market. This diversity in coal supply options allows Minnesota Power to manage its coal market price and supply risk and to take advantage of favorable spot market prices. Minnesota Power continues to explore future coal supply options. We believe that adequate supplies of low-sulfur, sub-bituminous coal will continue to be available.

Minnesota Power also has transportation agreements in place for the delivery of a significant portion of its coal requirements. These transportation agreements expire in various years between 2013 and 2015.

Coal Delivered to Minnesota Power

Year Ended December 31	2010	2009	2008
Average Price per Ton	$25.49	$24.99	$22.73
Average Price per MBtu	$1.42	$1.37	$1.25

Long-Term Purchased Power. Minnesota Power has contracts to purchase capacity and energy from various entities. The largest contract is with Square Butte. Under the agreement with Square Butte, which expires at the end of 2026, Minnesota Power is currently entitled to 50 percent of the output of a 455-MW coal-fired generating unit located near Center, North Dakota. (See Note 10. Commitments, Guarantees, and Contingencies.) BNI Coal supplies lignite coal to Square Butte. This lignite supply is sufficient to provide fuel for the anticipated useful life of the generating unit. Square Butte's cost of lignite burned in 2010 was approximately $1.28 per MBtu.

We have two wind PPAs with an affiliate of NextEra Energy to purchase the output from two wind facilities, Oliver Wind I and II located near Center, North Dakota. We began purchasing the output from Oliver Wind I, a 50-MW facility, in December 2006 and the output from Oliver Wind II, a 48-MW facility, in November 2007. Each agreement is for 25 years and provides for the purchase of all output from the facilities. We pay a contracted energy price and will receive any potential renewable energy or environmental air quality credits. There are no fixed capacity charges and we only pay for energy as it is delivered to us.

We also have a PPA with Manitoba Hydro that began in May 2009 and expires in April 2015. Under the agreement with Manitoba Hydro, Minnesota Power is currently purchasing 50 MW of capacity and the energy associated with that capacity. Both the capacity price and the energy price are adjusted annually by the change in a governmental inflationary index.

On April 30, 2010, Minnesota Power signed a definitive agreement with Manitoba Hydro, subject to MPUC approval, to purchase surplus energy from May 2011 through April 2022. This energy-only transaction primarily consists of surplus hydro energy on Manitoba Hydro's system that is delivered to Minnesota Power on a non-firm basis. The pricing is based on forward market prices. Under this agreement with Manitoba Hydro, Minnesota Power is committed to purchase at least one million MWh of energy over the contract term. On September 1, 2010, we filed a petition with the MPUC to approve our PPA with Manitoba Hydro. On October 28, 2010, the OES filed comments recommending approval.

Transmission and Distribution

We have electric transmission and distribution lines of 500 kV (8 miles), 250 kV (465 miles), 230 kV (632 miles), 161 kV (43 miles), 138 kV (128 miles), 115 kV (1,100 miles) and less than 115 kV (6,234 miles). We own and operate 167 substations with a total capacity of 11,102 megavoltamperes. Some of our transmission and distribution lines interconnect with other utilities.

Investment in ATC

Rainy River Energy, our wholly owned subsidiary, owns approximately 8 percent of ATC, a Wisconsin-based utility that owns and maintains electric transmission assets in parts of Wisconsin, Michigan, Minnesota and Illinois. ATC rates are based on a FERC approved 12.2 percent return on common equity dedicated to utility plant. We account for our investment in ATC under the equity method of accounting. As of December 31, 2010, our equity investment balance in ATC was $93.3 million ($88.4 million at December 31, 2009). (See Note 6. Investment in ATC.)

Properties

We own office and service buildings, an energy control center, repair shops, and storerooms in various localities. All of our electric plants are subject to mortgages, which collateralize the outstanding first mortgage bonds of Minnesota Power and SWL&P. Generally, we hold fee interest in our real properties subject only to the lien of the mortgages. Most of our electric lines are located on land not owned in fee, but are covered by appropriate easement rights or by necessary permits from governmental authorities. WPPI Energy owns 20 percent of Boswell Unit 4. WPPI Energy has the right to use our transmission line facilities to transport its share of Boswell generation. (See Note 4. Jointly-Owned Electric Facility.)

Regulatory Matters

We are subject to the jurisdiction of various regulatory authorities. The MPUC has regulatory authority over Minnesota Power's service area in Minnesota, retail rates, retail services, issuance of ALLETE securities and other matters. The FERC has jurisdiction over the licensing of hydroelectric projects, the establishment of rates and charges for the sale of electricity for resale and transmission of electricity in interstate commerce, certain accounting and record-keeping practices and ATC. The PSCW has regulatory authority over SWL&P's retail sales of electricity, natural gas, water, issuances of securities, and other matters. The NDPSC has jurisdiction over site and route permitting of generation and transmission facilities necessary for construction in North Dakota.

Electric Rates. All rates and contract terms in our Regulated Operations are subject to approval by appropriate regulatory authorities. Minnesota Power designs its electric service rates based on cost of service studies under which allocations are made to the various classes of customers as approved by the MPUC. Nearly all retail sales include billing adjustment clauses, which adjust electric service rates for changes in the cost of fuel and purchased energy, recovery of current and deferred conservation improvement program expenditures and recovery of certain environmental and renewable expenditures.

Information published by the Edison Electric Institute (*Typical Bills and Average Rates Report – Summer 2010* and *Rankings – July 1, 2010*) ranked Minnesota Power as having the sixteenth lowest average retail rates out of 168 utilities in the United States. Minnesota Power had the lowest rates in Minnesota and fourth lowest in the region consisting of Iowa, Kansas, Minnesota, Missouri, North Dakota, South Dakota and Wisconsin.

Minnesota Public Utilities Commission. The MPUC has regulatory authority over Minnesota Power's service area in Minnesota, retail rates, retail services, issuance of securities and other matters.

2010 Rate Case. On November 2, 2009, Minnesota Power filed an $81 million retail rate increase request to recover the costs of significant investments to ensure current and future system reliability, enhance environmental performance, and bring new renewable energy to northeastern Minnesota. Interim rates were put into effect on January 1, 2010, and were originally estimated to increase revenues by $48.5 million in 2010. In April 2010, we adjusted our initial filing for events that had occurred since November 2009 – primarily increased sales to our industrial customers – resulting in a retail rate increase request of $72 million, a return on equity request of 11.25 percent, and a capital structure consisting of 54.29 percent equity and 45.71 percent debt. As a result of these increased sales, interim rates increased revenues to approximately $52 million for 2010.

On November 2, 2010, Minnesota Power received a written order from the MPUC approving a retail electric rate increase of approximately $54 million, a 10.38 percent return on common equity and a 54.29 percent equity ratio, subject to reconsideration. In a hearing on January 19, 2011, the MPUC denied all reconsideration requests. Final rates will be implemented after MPUC acceptance of the compliance filing, estimated in the second quarter of 2011. Minnesota Power will continue to collect interim rates from its customers until the new rates go into effect. We expect no interim rate refunds will be issued.

North Dakota Wind Development. On December 31, 2009, we purchased an existing 250 kV DC transmission line from Square Butte for $69.7 million. The 465-mile transmission line runs from Center, North Dakota, to Duluth, Minnesota. We use this line to transport increasing amounts of wind energy from North Dakota while gradually phasing out coal-based electricity delivered to our system over this transmission line from Square Butte's lignite coal-fired generating unit.

Bison 1 is a two phase, 82 MW wind project in North Dakota. All permitting has been received and the first phase was completed in 2010. Phase one included construction of a 22-mile, 230 kV transmission line and the installation of 16 2.3 MW wind turbines, all of which were in-service at the end of 2010. Phase two is expected to be completed late in 2011 and consists of the installation of 15 3.0 MW wind turbines. Bison 1 is expected to have a total capital investment of approximately $177 million, of which $121 million was spent through December 31, 2010. In 2009, the MPUC approved Minnesota Power's petition seeking current cost recovery eligibility for investments and expenditures related to Bison 1, and in July 2010, the MPUC approved our petition establishing rates effective August 1, 2010.

Bison 2 is a 105 MW wind project in North Dakota which, if approved by the MPUC, is expected to be completed by the end of 2012. The total project investment is estimated to be approximately $160 million, and construction would begin upon the receipt of all regulatory and permitting approvals. We will file for MPUC approval for the project and NDPSC site permit approval in the first quarter of 2011. Once the Bison 2 project and related permitting are approved by the MPUC, we will seek current cost recovery eligibility for our investment.

Hibbard Biomass Upgrade Project. Hibbard is a 50 MW biomass/coal/natural gas facility located in Duluth, Minnesota. The upgrade project, which was approved by the MPUC in September 2009, is designed to leverage existing assets to increase biomass renewable energy production at an expected total cost of approximately $22 million. Upon receipt of any necessary permitting approvals, construction would begin in 2011, and could be completed by the end of 2012. We also plan to seek current cost recovery authorization for the project from the MPUC in 2011.

Integrated Resource Plan. On October 5, 2009, Minnesota Power filed with the MPUC its 2010 Integrated Resource Plan, a comprehensive estimate of future capacity needs within Minnesota Power's service territory. Minnesota Power does not anticipate the need for new base load generation within the Minnesota Power service territory through 2025, and plans to meet estimated future customer demand while achieving:

- Increased system flexibility to adapt to volatile business cycles and varied future industrial load scenarios;
- Reductions in the emission of GHGs (primarily CO_2); and
- Compliance with mandated renewable energy standards.

To achieve these objectives over the coming years, we plan to reshape our generation portfolio by adding 300 to 500 MW of renewable energy to our generation mix, and exploring options to incorporate peaking or intermediate resources. The first phase of the Bison 1 wind project in North Dakota was put into service in 2010 and the second phase is expected to be in service in late 2011, increasing our renewable generation by a total of 82 MW. The Bison 2 105 MW wind project, if approved by the MPUC, along with the Hibbard Biomass Upgrade Project, will continue our expansion into renewable energy to meet our Integrated Resource Plan goals.

We project average annual long-term growth, excluding prospective additional load from industrial and municipal customers, of approximately one percent in electric usage through 2025. We will also focus on conservation and demand side management to meet the energy savings goals established in Minnesota legislation. We expect MPUC action on our Integrated Resource Plan filing in 2011.

Transmission Investments. We have an approved cost recovery rider in place for certain transmission expenditures, and our current billing factor was approved by the MPUC in June 2009. The billing factor allows us to charge our retail customers on a current basis for the costs of constructing certain transmission facilities plus a return on the capital invested. In our 2010 rate case, the MPUC approved moving completed transmission projects from the current cost recovery rider to base rates. In July 2010, we filed for an updated billing factor that includes additional transmission projects and expenses which we expect to be approved in early 2011.

Conservation Improvement Program (CIP). Minnesota requires electric utilities to spend a minimum of 1.5 percent of gross operating revenues from service provided in the state on energy CIPs each year. These investments are recovered from retail customers through a billing adjustment and amounts included in retail base rates. The MPUC allows utilities to accumulate, in a deferred account for future cost recovery, all CIP expenditures, as well as a carrying charge on the deferred account balance. Minnesota's Next Generation Energy Act of 2007 introduced, in addition to minimum spending requirements, an energy-saving goal of 1.5 percent of gross annual retail electric energy sales by 2010. In June 2008, a biennial filing was submitted for 2009 and 2010, and subsequently approved by the OES. Minnesota Power's CIP investment goal was $4.6 million for 2010 ($4.6 million for 2009; $3.7 million for 2008), with actual spending of $5.6 million in 2010 ($5.5 million in 2009; $4.8 million in 2008). For future program years, Minnesota Power will build upon current successful CIPs in an effort to meet or exceed the newly established 1.5 percent energy-saving goal. In June 2010, a triennial filing was submitted for 2011 through 2013, and subsequently approved by the OES.

Federal Energy Regulatory Commission. The FERC has jurisdiction over the licensing of hydroelectric projects, the establishment of rates and charges for the sale of electricity for resale and transmission of electricity in interstate commerce, certain accounting and record-keeping practices and the operations of ATC.

Minnesota Power's non-affiliated municipal customers consist of 16 municipalities in Minnesota and 1 private utility in Wisconsin. SWL&P, a wholly-owned subsidiary of ALLETE, is also a private utility in Wisconsin and a customer of Minnesota Power. In 2008, Minnesota Power entered into formula-based rate contracts with these customers which will continue until the required three-year advance notice of cancellation has been given. To date, no termination notices have been received. The rates included in these contracts are calculated using a cost-based formula methodology that is set at the beginning of the year using estimated costs, and provides for a true-up calculation for actual costs. Under the formula-based rates provision, wholesale rates, including the estimate to true-up to actual costs, were comparable in 2010 to 2009, and are projected to be comparable in 2011.

The Energy Policy Act of 2005 (EPAct 2005) was signed into law, which enacted PUHCA 2005. PUHCA 2005 gives FERC certain authority over books and records of public utility holding companies and their affiliates. It also addresses FERC review and authorization of the allocation of costs for non-power goods, or administrative or management services when requested by a holding company system or state commission. In addition, EPAct 2005 directs the FERC to issue certain rules addressing electricity reliability, investment in energy infrastructure, fuel diversity for electric generation, promotion of energy efficiency and wise energy use.

The FERC has jurisdiction over rates for electric transmission service in interstate commerce and electricity sold at wholesale, hydro facility licensing, natural gas transportation, accounting practices and certain other activities of our utility subsidiaries, including enforcement of North American Electric Reliability Corporation mandatory electric reliability standards. State and local agencies have jurisdiction over many of our utility activities, including regulation of retail rates and environmental matters.

Violations of FERC rules are potentially subject to enforcement action by the FERC including financial penalties up to $1 million per day per violation.

Public Service Commission of Wisconsin. The PSCW has regulatory authority over SWL&P's retail sales of electricity, natural gas, water, issuances of securities, and other matters.

During 2010, SWL&P's retail rates were based on a 2008 PSCW retail rate order, which was effective January 1, 2009. SWL&P's 2011 retail rates are based on a 2010 PSCW retail rate order, effective January 1, 2011, that allows for a 10.9 percent return on common equity. The new rates reflect a 2.4 percent average increase in retail utility rates for SWL&P customers (a 12.80 percent increase in water rates, a 2.49 percent increase in natural gas rates and a 0.68 percent increase in electric rates). On an annualized basis, the rate increase will generate approximately $2 million in additional revenue.

North Dakota Public Service Commission. The NDPSC has jurisdiction over site and route permitting of generation and transmission facilities necessary for construction in North Dakota.

On March 10, 2010, the NDPSC approved the construction of a 22-mile, 230 kV transmission line that connected Bison 1 to the DC transmission line at the Square Butte Substation in Center, North Dakota.

Regional Organizations

Midwest Independent Transmission System Operator, Inc. Minnesota Power and SWL&P are members of MISO, a regional transmission organization. While Minnesota Power and SWL&P retain ownership of their respective transmission assets and control area functions, their transmission network is under the regional operational control of MISO. Minnesota Power and SWL&P take and provide transmission service under the MISO open access transmission tariff. MISO continues its efforts to standardize rates, terms, and conditions of transmission service over its broad region, encompassing all or parts of 15 states and one Canadian province, and over 100,000 MW of generating capacity.

Mid-Continent Area Power Pool (MAPP). Minnesota Power also participates in MAPP, a power pool operating in parts of nine states in the Upper Midwest and in two Canadian provinces. MAPP functions include a regional transmission committee that is charged with planning for the future transmission needs of the region as well as ensuring that all electric industry participants have equal access to the transmission system.

Minnesota Legislation

Renewable Energy. In February 2007, Minnesota enacted a law requiring 25 percent of Minnesota Power's total retail energy sales in Minnesota to come from renewable energy sources by 2025. The law also requires Minnesota Power to meet interim milestones of 12 percent by 2012, 17 percent by 2016, and 20 percent by 2020. Minnesota Power has developed a plan to meet the renewable goals set by Minnesota and has included this plan in its 2010 Integrated Resources Plan filed October 5, 2009 with the MPUC. The law allows the MPUC to modify or delay meeting a milestone if implementation will cause significant ratepayer cost or technical reliability issues. If a utility is not in compliance with a milestone, the MPUC may order the utility to construct facilities, purchase renewable energy or purchase renewable energy credits. We are currently on track to meet the 12 percent renewable energy sales milestone by 2012.

Competition

Retail energy sales in Minnesota and Wisconsin are made to customers in assigned service territories. As a result, most retail electric customers in Minnesota do not have the ability to choose their electric supplier. Large energy users outside of a municipality of 2 MW and above may be allowed to choose a supplier upon MPUC approval. Minnesota Power serves 10 Large Power facilities over 10 MW, none of which have engaged in a competitive rate process. No other large commercial or small industrial customers have attempted to seek a provider outside of Minnesota Power's service territory since 1994. Retail electric and natural gas customers in Wisconsin do not have the ability to choose their energy supplier. In both states, however, electricity may compete with other forms of energy. Customers may also choose to generate their own electricity, or substitute other fuels for their manufacturing processes.

For the year ended December 31, 2010, 7 percent of the Company's energy sales were sales to municipal customers in Minnesota and a private utility in Wisconsin by contract under a formula-based rate approved by FERC. These customers have the right to seek an energy supply from any wholesale electric service provider upon contract expiration.

REGULATED OPERATIONS (Continued)
Competition (Continued)

The FERC has continued with its efforts to promote a more competitive wholesale market through open-access transmission and other means. As a result, our sales to Other Power Suppliers and our purchases to supply our retail and wholesale load are in the competitive market.

Franchises

Minnesota Power holds franchises to construct and maintain an electric distribution and transmission system in 94 cities and towns located within its electric service territory. SWL&P holds 17 similar franchises for electric, natural gas and/or water systems in 1 city and 16 villages and towns within its service territory. The remaining cities, villages and towns served by us do not require a franchise to operate within their boundaries. Our exclusive service territories are established by state regulatory agencies.

INVESTMENTS AND OTHER

Investments and Other is comprised primarily of BNI Coal, our coal mining operations in North Dakota, and ALLETE Properties, our Florida real estate investment. This segment also includes a small amount of non-rate base generation, approximately 7,000 acres of land available-for-sale in Minnesota, and earnings on cash and investments.

BNI Coal

BNI Coal is a low-cost supplier of lignite in North Dakota, producing about 4 million tons annually. Two electric generating cooperatives, Minnkota Power and Square Butte, presently consume virtually all of BNI Coal's production of lignite under cost-plus, fixed fee coal supply agreements extending through 2026. (See Item 1. Business – Long-Term Purchased Power and Note 10. Commitments, Guarantees and Contingencies.) The mining process disturbs and reclaims between 200 and 250 acres per year. Laws require that the reclaimed land be at least as productive as it was prior to mining. The average cost to reclaim one acre of land is approximately $35,000; however, depending on conditions, it could be significantly higher. Reclamation costs are included in the cost of coal passed through to customers. BNI Coal has lignite reserves of an estimated 600 million tons.

ALLETE Properties

ALLETE Properties is our Florida real estate investment. Our strategy for the assets is to complete and maintain key entitlements and infrastructure improvements without requiring significant additional investment, and sell the portfolio over time or in bulk transactions. ALLETE intends to sell its Florida land assets at reasonable prices when opportunities arise, and reinvest the proceeds in its growth initiatives. ALLETE does not intend to acquire additional Florida real estate.

Our two major development projects are Town Center and Palm Coast Park. Ormond Crossings is a third major project that is currently in the planning stage. On February 16, 2010, the City of Ormond Beach, Florida, approved a Development Agreement for Ormond Crossings. The agreement will facilitate development of the project as currently planned. Separately, the Lake Swamp wetland mitigation bank was permitted on land that was previously part of Ormond Crossings. Market conditions will determine when our projects will be built out. See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Outlook for more information on ALLETE Properties' land holdings.

Town Center. Town Center, which is located in the City of Palm Coast, is a mixed-use development with a neo-traditional downtown core area. Construction of the major infrastructure improvements at Town Center was substantially complete at the end of 2008. At build-out, Town Center is expected to include approximately 3,000 residential units and 4.0 million square feet of various types of non-residential space. Sites have also been set aside for a new city hall, a community center, an art and entertainment center, and other public uses.

Palm Coast Park. Palm Coast Park, which is located in the City of Palm Coast, is a 4,700-acre mixed-use development. Construction of the major infrastructure improvements at Palm Coast Park was substantially complete at the end of 2007. At build-out, Palm Coast Park is expected to include approximately 4,000 residential units and 3.0 million square feet of various types of non-residential space and public facilities.

Ormond Crossings. Ormond Crossings, which is located in the City of Ormond Beach, is a 3,000-acre, mixed-use development. Planning, engineering design, and permitting of the master infrastructure are ongoing. At build out, Ormond Crossings is expected to include approximately 3,000 residential units and 5.0 million square feet of various types of non-residential space and public facilities. We do not expect any development activity at Ormond Crossings in 2011.

ALLETE Properties (Continued)

Lake Swamp. Lake Swamp wetland mitigation bank is a 1,900 acre regionally significant wetlands mitigation bank that was permitted by the St. Johns River Water Management District in 2008 and the U.S. Army Corps of Engineers in December 2009. Wetland mitigation credits will be used at Ormond Crossings and will also be available for sale to developers of other projects that are located in the bank's service area. When additional credits are needed, applications will be submitted to expand the bank by approximately 1,000 acres.

Seller Financing. ALLETE Properties occasionally provides seller financing to certain qualified buyers. At December 31, 2010, outstanding finance receivables were $3.7 million, with maturities up to 3 years. These finance receivables accrue interest at market-based rates and are collateralized by the financed properties.

Regulation. A substantial portion of our development properties in Florida are subject to federal, state and local regulations, and restrictions that may impose significant costs or limitations on our ability to develop the properties. Much of our property is vacant land and some is located in areas where development may affect the natural habitats of various protected wildlife species or in sensitive environmental areas such as wetlands.

Non-Rate Base Generation

As of December 31, 2010, non-rate base generation consists of 30 MW of generation at Rapids Energy Center. In 2010, we sold 0.1 million MWh of non-rate base generation (0.2 million in 2009 and 2008). In November 2009 Cloquet Energy Center was transferred from non-rate base generation to regulated operations.

Non-Rate Base Power Supply	Unit No.	Year Installed	Year Acquired	Net Capability (MW)
Rapids Energy Center *(a)*				
in Grand Rapids, MN				
Steam – Biomass *(b)*	6 & 7	1969, 1980	2000	29
Hydro – Conventional Run-of-River	4 & 5	1917	2000	1

(a) The net generation is primarily dedicated to the needs of one customer.
(b) Rapids Energy Center is supplemented by coal.

Other

Minnesota Land. We have approximately 7,000 acres of land available-for-sale in Minnesota. We acquired the land in 2001 when we purchased the Taconite Harbor generating facilities.

Environmental Matters

Our businesses are subject to regulation of environmental matters by various federal, state and local authorities. Currently, a number of regulatory changes to the Clean Air Act, the Clean Water Act, and various waste management requirements are under consideration by both Congress and the EPA. Minnesota Power's fossil fuel facilities will likely be subject to regulation under these proposals or other regulatory changes. Our intention is to reduce our exposure to these requirements by reshaping our generation portfolio, over time, to reduce our reliance on coal.

We consider our businesses to be in substantial compliance with currently applicable environmental regulations and believe all necessary permits to conduct such operations have been obtained. Due to future restrictive environmental requirements through legislation and/or rulemaking, we anticipate that potential expenditures for environmental matters will be material and will require significant capital investments. (See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Capital Requirements.)

We review environmental matters on a quarterly basis. Accruals for environmental liabilities are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. These accruals are adjusted periodically as assessment and remediation efforts progress or as additional technical or legal information becomes available. Accruals for environmental liabilities are included in the consolidated balance sheet at undiscounted amounts and exclude claims for recoveries from insurance or other third parties. Costs related to environmental contamination treatment and cleanup are charged to expense unless recoverable in rates from customers.

Air. The electric utility industry is heavily regulated both at the Federal and State level to address air emissions. Minnesota Power's generating facilities mainly burn low-sulfur western sub-bituminous coal. Square Butte, located in North Dakota, burns lignite coal. All of Minnesota Power's generating facilities are equipped with pollution control equipment such as scrubbers, bag houses, and low NO_x technologies. These facilities are currently in compliance with applicable emission requirements.

New Source Review. In August 2008, Minnesota Power received a Notice of Violation (NOV) from the United States EPA asserting violations of the New Source Review (NSR) requirements of the Clean Air Act at Boswell Units 1-4 and Laskin Unit 2. The NOV asserts that seven projects undertaken at these coal-fired plants between the years 1981 and 2000 should have been reviewed under the NSR requirements, and that the Boswell Unit 4 Title V permit was violated. Minnesota Power believes the projects were in full compliance with the Clean Air Act, NSR requirements and applicable permits.

We are engaged in discussions with the EPA regarding resolution of these matters, but we are unable to predict the outcome of these discussions. Since 2006, Minnesota Power has significantly reduced emissions at Laskin and Boswell, and continues to reduce emissions at Boswell. The resolution could result in civil penalties and the installation of control technology, some of which is already planned or completed for other regulatory requirements. Any costs of installing pollution control technology would likely be eligible for recovery in rates over time subject to MPUC and FERC approval in a rate proceeding. We are unable to predict the ultimate financial impact or the resolution of these matters at this time.

EPA Transport Rule. On July 6, 2010, the EPA proposed a rule known as the Transport Rule (TR) requiring 31 states, including Minnesota and the District of Columbia, to reduce power plant SO_2 and NO_x emissions that can significantly contribute to ozone and fine particle pollution problems in other states. If adopted, the TR will replace the Clean Air Interstate Rule (CAIR) that was issued by the EPA in March 2005. Minnesota was included as one of the original 28 CAIR states but, following Minnesota Power's successful challenge to CAIR, the EPA granted an administrative stay of the CAIR requirements in Minnesota while it prepared the TR. The proposed TR responds to the United States Court of Appeals for the District of Columbia Circuit's remand of CAIR by replacing and reforming questionable provisions to address updated air quality standards, improved emissions data and reformed emissions transport modeling.

The EPA took public comments on the proposed rule through October 1, 2010, and plans to finalize the rule in June 2011. Emissions reductions are proposed to take effect in 2012, within one year of projected finalization of the rule.

The EPA has not yet determined whether trading of emission allowances between regulated generating units or states may be implemented. Since 2006, we have made substantial investments in pollution control equipment at our Laskin, Taconite Harbor and Boswell generating units which have significantly reduced emissions. These reductions may or may not satisfy Minnesota Power's obligations with respect to these requirements. We are unable to predict any additional compliance costs we might incur at this time.

Minnesota Regional Haze. The federal regional haze rule requires states to submit state implementation plans (SIPs) to the EPA to address regional haze visibility impairment in 156 federally-protected parks and wilderness areas. Under the regional haze rule, certain large stationary sources, put in place between 1962 and 1977, with emissions contributing to visibility impairment are required to install emission controls, known as Best Available Retrofit Technology (BART). We have two steam units, Boswell Unit 3 and Taconite Harbor Unit 3, which are subject to BART requirements.

Pursuant to the regional haze rule, Minnesota was required to develop its SIP by December 2007. As a mechanism for demonstrating progress towards meeting the long-term regional haze goal, in April 2007 the MPCA advanced a draft conceptual SIP which relied on the implementation of CAIR. However, a formal SIP was not filed at that time due to the United States Court of Appeals for the District of Columbia Circuit's remand of CAIR. Subsequently, the MPCA requested that companies with BART eligible units complete and submit a BART emissions control retrofit study, which was completed for Taconite Harbor Unit 3 in November 2008. The retrofit work completed in 2009 at Boswell Unit 3 meets the BART requirement for that unit. In December 2009, the MPCA approved the SIP for submittal to the EPA for its review and approval. Approval of the Minnesota SIP by the EPA is pending. If approved, Minnesota Power will have five years to bring Taconite Harbor Unit 3 into compliance. It is uncertain what controls will ultimately be required at Taconite Harbor Unit 3 in connection with the regional haze rule.

EPA National Emission Standards for Hazardous Air Pollutants (NESHAPs) for Electric Utility Units. Under Section 112 of the Clean Air Act, the EPA is required to set emission standards for hazardous air pollutants for certain source categories. In December 2009, Minnesota Power and other utilities received an Information Collection Request from the EPA requiring that emissions data be provided and stack testing be performed in order to develop a database upon which to base future regulations. On March 30, 2010, Minnesota Power responded to the Information Collection Request. Stack testing was completed during the third quarter of 2010 and the results were submitted to the EPA. The EPA is subject to a consent decree which requires the EPA to propose a utility NESHAPs rule by March 2011, with the final rule by November 2011. As part of the NESHAPs rulemaking, the EPA will develop Maximum Achievable Control Technology standards for utilities. Costs for complying with potential future mercury and other hazardous air pollutant regulations under the Clean Air Act cannot be estimated at this time.

Minnesota Mercury Emission Reduction Act. Under Minnesota law, a mercury emissions reduction plan for Boswell Unit 4 is required to be submitted by July 1, 2015, with implementation no later than December 31, 2018. The statute also calls for an evaluation of a mercury control alternative which provides for environmental and public health benefits without imposing excessive costs on the utility's customers. Costs for the Boswell Unit 4 emission reduction plan cannot be estimated at this time.

Environmental Matters (Continued)

Proposed and Finalized National Ambient Air Quality Standards. The EPA is required to review the National Ambient Air Quality Standards (NAAQS) every five years. Each state is required to adopt plans describing how they will reduce emissions to attain these NAAQS if the state's air quality is not in compliance with a NAAQS. These state plans often include more stringent air emission limitations on sources of air pollutants in the state. Four NAAQS have either recently been revised, or are currently in revision, as described below.

Ozone NAAQS. The EPA is proposing to more stringently control emissions that result in ground level ozone. In January 2010, the EPA proposed to reduce the eight-hour ozone standard and to adopt a secondary standard for the protection of sensitive vegetation from ozone-related damage. The EPA expects to issue final standards by July 2011. As proposed, states have until early 2014 to submit plans outlining how they will meet the standards.

Particulate Matter NAAQS. The EPA finalized the NAAQS Particulate Matter standards in September 2006. The EPA established a more stringent 24-hour average fine particulate ($PM_{2.5}$) standard and kept the annual average fine particulate matter standard and the 24-hour coarse particulate matter standard unchanged. The District of Columbia Circuit Court of Appeals has remanded the $PM_{2.5}$ standard to the EPA, requiring consideration of lower annual average standard values. The EPA has indicated that ambient air quality monitoring for 2008 through 2010 will be used as a basis for states to characterize their attainment status. The EPA plans to finalize the new $PM_{2.5}$ standards in 2011, and state attainment status determination will likely not occur prior to 2013. As early as late 2014, affected sources would have to take additional control measures if modeling demonstrates non-compliance at the property boundary.

SO_2 and NO_2 NAAQS. The EPA recently finalized new one-hour NAAQS for SO_2 and NO_2. Monitor data indicates that Minnesota will likely be in compliance with these new standards; however, the SO_2 NAAQS also requires the EPA to evaluate modeling data to determine attainment. It is unclear what the outcome of this evaluation will be. These NAAQS could also result in more stringent emission limits on our steam generating facilities, possibly resulting in additional control measures on some of our units.

We are unable to predict the nature or timing of any additional NAAQS regulation or compliance costs we might incur at this time.

Climate Change. Minnesota Power is addressing climate change by taking the following steps that also ensure reliable and environmentally compliant generation resources to meet our customer's requirements:

- Expand our renewable energy supply.
- Improve the efficiency of our coal-based generation facilities, as well as other process efficiencies.
- Provide energy conservation initiatives for our customers and engage in other demand side efforts.
- Support research of technologies to reduce carbon emissions from generation facilities and support carbon sequestration efforts.
- Achieve overall carbon emission reductions.

The scientific community generally accepts that emissions of GHGs are linked to global climate change. Climate change creates physical and financial risk. These physical risks could include, but are not limited to, increased or decreased precipitation and water levels in lakes and rivers; increased temperatures; and the intensity and frequency of extreme weather events. These all have the potential to affect the Company's business and operations.

Midwestern Greenhouse Gas Reduction Accord. Minnesota is also participating in the Midwestern Greenhouse Gas Reduction Accord (the Accord), a regional effort to develop a multi-state approach to GHG emission reductions. The Accord includes an agreement to develop a multi-sector cap-and-trade system to help meet the targets established by the group.

EPA Regulation of GHG Emissions. On May 13, 2010, the EPA issued the final Prevention of Significant Deterioration (PSD) and Title V Greenhouse Gas Tailoring Rule (Tailoring Rule). The PSD/Tailoring Rule establishes permitting thresholds required to address GHG emissions for new facilities, at existing facilities that undergo major modifications, and at other facilities characterized as major sources under the Clean Air Act's Title V program.

For our existing facilities, the rule does not require amending our existing Title V operating permits to include GHGs requirements. Implementation of the requirement to add GHG provisions to permits will be completed at the state level in Minnesota by the MPCA when the Title V operating permits are renewed. However, installation of new units or modification of existing units resulting in a significant increase in GHG emissions will require obtaining PSD permits and amending our operating permits to demonstrate that Best Available Control Technology (BACT) is being used at the facility to control GHG emissions. The EPA has defined significant emissions increase for existing sources as an increase of 75,000 tons per year or more of total GHG on a CO_2 equivalent basis.

Environmental Matters (Continued)

In late 2010, the EPA issued guidance to permitting authorities and affected sources to facilitate incorporation of the Tailoring Rule permitting requirements into the Title V and PSD permitting programs. The guidance stated that the project-specific top-down BACT determination process used for other pollutants will also be used to determine BACT for GHG emissions. Through sector-specific white papers, the EPA also provided examples and technical summaries of GHG emission control technologies and techniques EPA considers available or likely to be available to sources. It is possible these control technologies could be determined to be BACT on a project by project basis. In the near term, one option appears to be energy efficiency maximization.

Legal challenges to the EPA's regulation of GHG emissions, including the Tailoring Rule, have been filed and are awaiting judicial determination. Comments to the Permitting Guidance were also submitted and may be addressed by EPA in the form of revised guidance documents.

We cannot predict the nature or timing of any additional GHG legislation or regulation. Although we are unable to predict the compliance costs we might incur, the costs could have a material impact on our financial results.

Research and Study Initiatives. We participate in several research and study initiatives aimed at mitigating the potential impact of carbon emissions regulation on our business. Initiatives include assessment of carbon emissions impacts through the use of renewable energy. In developing strategies for our comprehensive approach to reducing our carbon emissions, we participate in and fund organizations and studies.

We participate in the Electric Power Research Institute's CoalFleet for Tomorrow program, which reviews advanced clean coal generation and carbon capture research and assessment. Similarly we participate as a North Dakota Lignite Interest member of the Canadian Clean Power Coalition. The CoalFleet for Tomorrow program also reviews advanced clean coal technologies focusing on lower rank sub-bituminous and lignite fuel energy conversion technologies and carbon control options. Our participation provides Minnesota Power the ability to assess what technologies will best fit the economic fuels that are available in our region and when they may be available.

We also participate in research through the Plains CO_2 Reduction Partnership (PCOR). PCOR is looking at CO_2 capture technology through research conducted at the Energy and Environmental Research Center, University of North Dakota. Minnesota Power is a partner, along with a number of other utilities, technology providers, and consultants, to further research on CO_2 capture techniques, operational issues and costs. The partnership is funded by the members as well as the Department of Energy.

We cannot predict whether our participation in any of these activities will result in a benefit to ALLETE or impact the future financial position or results of operations of the Company.

Water. The Federal Water Pollution Control Act requires NPDES permits to be obtained from the EPA (or, when delegated, from individual state pollution control agencies) for any wastewater discharged into navigable waters. We have obtained all necessary NPDES permits, including NPDES storm water permits for applicable facilities, to conduct our operations. We are in material compliance with these permits.

Solid and Hazardous Waste. The Resource Conservation and Recovery Act of 1976 regulates the management and disposal of solid and hazardous wastes. We are required to notify the EPA of hazardous waste activity and, consequently, routinely submit the necessary reports to the EPA. The Toxic Substances Control Act regulates the management and disposal of materials containing polychlorinated biphenyl (PCB). In response to the EPA Region V's request for utilities to participate in the Great Lakes Initiative by voluntarily removing remaining PCB inventories, Minnesota Power is in the process of voluntarily replacing its remaining PCB capacitor banks. Known PCB-contaminated oil in substation equipment was replaced by June 2007. We are in material compliance with these rules.

Coal Ash Management Facilities. Minnesota Power generates coal ash at all five of its steam electric stations. Two facilities store ash in onsite impoundments (ash ponds) with engineered liners and containment dikes. Another facility stores dry ash in a landfill with an engineered liner and leachate collection system. Two facilities generate a combined wood and coal ash that is either land applied as an approved beneficial use, or trucked to state permitted landfills. On June 18, 2010, the EPA proposed regulations for coal combustion residuals generated by the electric utility sector. The proposal sought comments on three general regulatory classifications for coal ash. Public comments were submitted to the EPA in November 2010. We are unable to predict the compliance costs we might incur; however, there is the possibility they could have a material impact.

Manufactured Gas Plant Site. We are reviewing and addressing environmental conditions at a former manufactured gas plant site within the City of Superior, Wisconsin, and formerly operated by SWL&P. We have been working with the WDNR to determine the extent of contamination and the remediation of contaminated locations. At December 31, 2010, we have a $0.5 million liability for this site, and a corresponding regulatory asset as we expect recovery of remediation costs to be allowed by the PSCW.

Employees

At December 31, 2010, ALLETE had 1,465 employees, of which 1,401 were full-time.

Minnesota Power and SWL&P had an aggregate 596 employees who are members of the IBEW Local 31. Throughout 2009, Minnesota Power, SWL&P and IBEW Local 31 worked towards settling new contracts to replace those which expired on January 31, 2009. Final resolution of the union contracts for Minnesota Power and SWL&P occurred in January and March 2010, respectively. Both agreements were retroactive to February 1, 2009, and were to expire on January 31, 2012. In December 2010, the current agreements were extended through January 31, 2014.

BNI Coal had 141 employees, of which 105 are members of the IBEW Local 1593. BNI Coal and IBEW Local 1593 have a labor agreement which expires on March 31, 2011. BNI Coal and the IBEW Local 1593 have a good working relationship and management anticipates negotiation with no disruption of service.

Availability of Information

ALLETE makes its SEC filings, including its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, available free of charge on ALLETE's website www.allete.com, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC.

Executive Officers of the Registrant

As of February 16, 2011, these are the executive officers of ALLETE:

Executive Officers	Initial Effective Date
Alan R. Hodnik, Age 51	
President and Chief Executive Officer – ALLETE	May 1, 2010
President – ALLETE	May 1, 2009
Chief Operating Officer – Minnesota Power	May 8, 2007
Senior Vice President – Minnesota Power Operations	September 22, 2006
Vice President – Minnesota Power Generation	May 1, 2005
Robert J. Adams, Age 48	
Vice President – Business Development and Chief Risk Officer	May 13, 2008
Vice President – Utility Business Development	February 1, 2004
Deborah A. Amberg, Age 45	
Senior Vice President, General Counsel and Secretary	January 1, 2006
Vice President, General Counsel and Secretary	March 8, 2004
Steven Q. DeVinck, Age 51	
Controller and Vice President – Business Support	December 5, 2009
Controller	July 12, 2006
David J. McMillan, Age 49	
Senior Vice President - Marketing, Regulatory and Public Affairs – ALLETE	January 1, 2006
Executive Vice President - Minnesota Power	January 1, 2006
Senior Vice President - Marketing and Public Affairs – ALLETE	October 2, 2003
Mark A. Schober, Age 55	
Senior Vice President and Chief Financial Officer	July 1, 2006
Senior Vice President and Controller	February 1, 2004
Donald W. Stellmaker, Age 53	
Treasurer	July 24, 2004

All of the executive officers have been employed by us for more than five years in executive or management positions. Prior to election to the positions shown above, the following executive held other positions with the Company during the past five years:

Mr. DeVinck was Director of Nonutility Business Development, and Assistant Controller.

There are no family relationships between any of the executive officers. All officers and directors are elected or appointed annually.

The present term of office of the executive officers listed above extends to the first meeting of our Board of Directors after the next annual meeting of shareholders. Both meetings are scheduled for May 10, 2011.

Item 1A. Risk Factors

The factors discussed below, as well as other information set forth in this Form 10-K, which could materially affect our business, financial condition and results of operations should be carefully considered. The risks and uncertainties described below are not the only ones facing our Company. Additional risks and uncertainties that we are not presently aware of, or that we currently consider immaterial, may also affect our business operations. Our business, financial condition or results of operations could suffer if the concerns set forth below are realized.

Our results of operations could be negatively impacted if our Large Power Customers experience an economic down cycle or fail to compete effectively in the global economy.

Our ten Large Power Customers accounted for approximately 31 percent of our 2010 consolidated operating revenue (23 percent in 2009; 36 percent in 2008). One of these customers accounted for 12.5 percent of consolidated revenue in 2010 (8.0 percent in 2009; 12.5 percent in 2008). These customers are involved in cyclical industries that by their nature are adversely impacted by economic downturns and are subject to strong competition in the global marketplace. An economic downturn or failure to compete effectively in the global economy could have a material adverse effect on their operations and, consequently, could negatively impact our results of operations if we are unable to remarket at similar prices the energy that would otherwise have been sold to such Large Power Customers.

Our operations are subject to extensive governmental regulations that may have a negative impact on our business and results of operations.

We are subject to prevailing governmental policies and regulatory actions, including those of the United States Congress, state legislatures, the FERC, the MPUC, the PSCW, the NDPSC and the EPA. These governmental regulations relate to allowed rates of return, financings, industry rate and cost structure, acquisition and disposal of assets and facilities, construction and operation of generation, transmission and distribution facilities (including the ongoing maintenance and reliable operation of such facilities under established reliability standards), recovery of purchased power and capital investments, and present or prospective wholesale and retail competition. The Company must also comply with permits, licenses and any other authorizations as issued by local, state and federal agencies. These governmental regulations significantly influence our operating environment and may affect our ability to recover costs from our customers. We are required to have numerous permits, approvals and certificates from the agencies that regulate our business. We believe the necessary permits, approvals and certificates have been obtained for existing operations and that our business is conducted in accordance with applicable laws; however, we are unable to predict the impact on our operating results from the future regulatory activities of any of these agencies. Changes in regulations or the imposition of additional regulations could have an adverse impact on our results of operations.

Our ability to obtain rate adjustments to maintain current rates of return depends upon regulatory action under applicable statutes and regulations, and we cannot provide assurance that rate adjustments will be obtained or current authorized rates of return on capital will be earned. Minnesota Power and SWL&P from time to time file rate cases with, or otherwise seek cost recovery authorization from, federal and state regulatory authorities. If Minnesota Power and SWL&P do not receive an adequate amount of rate relief in rate cases, if rates are reduced, if increased rates are not approved on a timely basis or costs are otherwise unable to be recovered through rates, or if cost recovery is not achieved at the requested level, we may experience an adverse impact on our financial condition, results of operations and cash flows. We are unable to predict the impact on our business and operations results from future regulatory activities of any of these agencies.

Our operations could be adversely impacted by emissions of GHG that are linked to global climate change.

The scientific community generally accepts that emissions of GHGs are linked to global climate change. Climate change creates physical and financial risk. These physical risks could include, but are not limited to, increased or decreased precipitation and water levels in lakes and rivers; increased temperatures; and the intensity and frequency of extreme weather events. These all have the potential to affect the Company's business and operations.

Our operations could be adversely impacted by initiatives designed to reduce the impact of GHG emissions such as CO_2 from our generating facilities.

Proposals for voluntary initiatives and mandatory controls to reduce GHGs such as CO_2, a by-product of burning fossil fuels, are being discussed within Minnesota, among a group of Midwestern states that includes Minnesota, in the United States Congress and worldwide. We currently use coal as the primary fuel in 95 percent of the energy produced by our generating facilities.

There is significant uncertainty regarding whether new laws or regulations will be adopted to reduce GHGs and what effect any such laws or regulations would have on us. If any new laws or regulations are implemented, they could have a material effect on our results of operations, particularly if implementation costs are not fully recoverable from customers.

The cost of environmental emission allowances could have a negative financial impact on our operations.

Minnesota Power is subject to numerous environmental laws and regulations which cap emissions and could require us to purchase environmental emissions allowances to be in compliance. The laws and regulations expose us to emission allowance price fluctuations which could increase our cost of operations. We are unable to predict the emission allowance pricing, regulatory recovery or ratepayer impact of these costs.

Our operations pose certain environmental risks which could adversely affect our results of operations and financial condition.

We are subject to extensive environmental laws and regulations affecting many aspects of our present and future operations, including air quality, water quality, waste management, reclamation, hazardous wastes and natural resources. These laws and regulations can result in increased capital, operating and other costs, as a result of compliance, remediation, containment and monitoring obligations, particularly with regard to laws relating to power plant emissions.

The laws could, among other things, restrict the output of some existing facilities, limit the use of some fuels required for the production of electricity, require additional pollution control equipment and otherwise increase costs and lead to other environmental considerations.

These laws and regulations generally require us to obtain and comply with a wide variety of environmental licenses, permits, inspections and other approvals. Both public officials and private individuals may seek to enforce applicable environmental laws and regulations. We cannot predict the financial or operational outcome of any related litigation that may arise.

There are no assurances that existing environmental regulations will not be revised or that new regulations seeking to protect the environment will not be adopted or become applicable to us. Revised or additional regulations which result in increased compliance costs or additional operating restrictions, particularly if those costs are not fully recoverable from customers, could have a material effect on our results of operations.

We cannot predict with certainty the amount or timing of all future expenditures related to environmental matters because of the difficulty of estimating such costs. There is also uncertainty in quantifying liabilities under environmental laws that impose joint and several liability on all potentially responsible parties. Violations of certain statutes, rules and regulations could expose ALLETE to third party disputes and potentially significant monetary penalties, as well as other sanctions for non-compliance.

We rely on access to financing sources and capital markets. If we do not have access to sufficient capital in the amount and at the times needed, our ability to execute our business plans, make capital expenditures or pursue acquisitions that we may otherwise rely on for future growth could be impaired.

We rely on access to capital markets as sources of liquidity for capital requirements not satisfied by our cash flow from operations. If we are not able to access capital on satisfactory terms, the ability to implement our business plans may be adversely affected. Market disruptions or a downgrade of our credit ratings may increase the cost of borrowing or adversely affect our ability to access financial markets. Such disruptions could include a severe prolonged economic downturn, the bankruptcy of non-affiliated industry leaders in the same line of business or financial services sector, deterioration in capital market conditions, or volatility in commodity prices.

The operation and maintenance of our generating facilities involve risks that could significantly increase the cost of doing business.

The operation of generating facilities involves many risks, including start-up operations risks, breakdown or failure of facilities, the dependence on a specific fuel source, failures in the supply availability or transportation of fuel, or the impact of unusual or adverse weather conditions or other natural events, as well as the risk of performance below expected levels of output or efficiency, the occurrence of any of which could result in lost revenue, increased expenses or both. A significant portion of Minnesota Power's facilities were constructed many years ago. In particular, older generating equipment, even if maintained in accordance with good engineering practices, may require significant capital expenditures to keep operating at peak efficiency. This equipment is also likely to require periodic upgrading and improvements due to changing environmental standards and technological advances. Minnesota Power could be subject to costs associated with any unexpected failure to produce power, including failure caused by breakdown or forced outage, as well as repairing damage to facilities due to storms, natural disasters, wars, terrorist acts and other catastrophic events. Further, our ability to successfully and timely complete capital improvements to existing facilities or other capital projects is contingent upon many variables and subject to substantial risks. Should any such efforts be unsuccessful, we could be subject to additional costs and/or the write-off of our investment in the project or improvement.

Our electrical generating operations must have adequate and reliable transmission and distribution facilities to deliver electricity to our customers.

Minnesota Power depends on transmission and distribution facilities owned by other utilities, and transmission facilities primarily operated by MISO, as well as its own such facilities, to deliver the electricity we produce and sell to our customers, and to other energy suppliers. If transmission capacity is inadequate, our ability to sell and deliver electricity may be hindered. We may have to forego sales or we may have to buy more expensive wholesale electricity that is available in the capacity-constrained area. In addition, any infrastructure failure that interrupts or impairs delivery of electricity to our customers could negatively impact the satisfaction of our customers with our service.

The price of electricity and fuel may be volatile.

Volatility in market prices for electricity and fuel may result from:

- severe or unexpected weather conditions;
- seasonality;
- changes in electricity usage;
- transmission or transportation constraints, inoperability or inefficiencies;
- availability of competitively priced alternative energy sources;
- changes in supply and demand for energy;
- changes in power production capacity;
- outages at Minnesota Power's generating facilities or those of our competitors;
- changes in production and storage levels of natural gas, lignite, coal, crude oil and refined products;
- natural disasters, wars, sabotage, terrorist acts or other catastrophic events; and
- federal, state, local and foreign energy, environmental, or other regulation and legislation.

Since fluctuations in fuel expense related to our regulated utility operations are passed on to customers through our fuel clause, risk of volatility in market prices for fuel and electricity mainly impacts our sales to Other Power Suppliers.

We are dependent on a qualified workforce and good labor relations.

The success of our business heavily depends on the leadership of our executive officers and key employees to implement our business strategy. The inability to maintain a qualified workforce including, but not limited to, executives, key employees and employees with specialized skills, may negatively affect our ability to service our existing or new customers, or successfully manage our business or achieve our business objectives. Personnel costs may increase due to competitive pressures or terms of collective bargaining agreements with union employees. We believe we have good relations with our members of the IBEW Local 31 and IBEW Local 1593, and have contracts in place through January 31, 2014, and March 31, 2011, respectively.

Market performance and other changes could decrease the value of pension and postretirement health benefit plan assets, which then could require significant additional funding and increase annual expense.

The performance of the capital markets affects the values of the assets that are held in trust to satisfy future obligations under our pension and postretirement benefit plans. We have significant obligations to these plans and the Company holds significant assets in these trusts. These assets are subject to market fluctuations and will yield uncertain returns, which may fall below our projected rates of return. A decline in the market value of the pension and postretirement benefit plan assets will increase the funding requirements under our benefit plans if the actual asset returns do not recover. Additionally, our pension and postretirement benefit plan liabilities are sensitive to changes in interest rates. As interest rates decrease, the liabilities increase, potentially increasing benefit expense and funding requirements. Our pension and postretirement health care costs are generally recoverable in our electric rates as allowed by our regulators. However, there is no certainty that regulators will continue to allow recovery of these rising costs in the future.

Emerging technologies or cyber attacks may adversely affect our business operations.

While the pace of technology development has been increasing, the basic concept upon which our business model is based of how energy is produced, sold and delivered has remained essentially unchanged. The development of new commercially viable technology in areas such as distributed generation, energy storage and energy conservation could fundamentally change demand for our current products and services. A security breach of our information systems could subject us to financial harm associated with theft or inappropriate release of certain types of information, including, but not limited to, customer or system operating information. Cyber attacks could affect our operations and subject us to financial harm.

The current downturn in economic conditions may adversely affect our strategy to sell our Florida real estate.

ALLETE intends to sell its Florida land assets at reasonable prices over time or in bulk transactions when opportunities arise. However, if weak market conditions continue for an extended period of time, the impact on our future operations would be the continuation of little to no sales while still incurring operating expenses such as community development district assessments and property taxes. This could result in annual net operating losses similar to 2010. Additionally, because of the current real estate market conditions in Florida, we cannot predict when we will be able to sell these assets at prices we find to be reasonable.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Properties are included in the discussion of our businesses in Item 1 and are incorporated by reference herein.

Item 3. Legal Proceedings

Material legal and regulatory proceedings are included in the discussion of our businesses in Item 1 and are incorporated by reference herein.

In January 2011, the Company was named as a defendant in a lawsuit in the Sixth Judicial District for the State of Minnesota by one of our customer's, United Taconite, LLC, property and business interruption insurers. In October 2006, United Taconite experienced a fire as a result of the failure of certain electrical protective equipment. The equipment at issue in the incident was not owned, designed, or installed by Minnesota Power, but Minnesota Power had provided testing and calibration services related to the equipment. The lawsuit alleges approximately $20 million in damages related to the fire. The Company believes that it has strong defenses to the lawsuit and intends to vigorously assert such defenses. An expense related to any damages that may result from the lawsuit has not been recorded as of December 31, 2010, because a potential loss is not currently probable or reasonably estimable; however, the Company believes it has adequate insurance coverage for potential loss.

We are involved in litigation arising in the normal course of business. Also in the normal course of business, we are involved in tax, regulatory and other governmental audits, inspections, investigations and other proceedings that involve state and federal taxes, safety, compliance with regulations, rate base and cost of service issues, among other things. We do not expect the outcome of these matters to have a material effect on our financial position, results of operations or cash flows.

Item 4. Removed and Reserved

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is listed on the NYSE under the symbol ALE. We have paid dividends, without interruption, on our common stock since 1948. A quarterly dividend of $0.445 per share on our common stock will be paid on March 1, 2011, to the holders of record on February 15, 2011.

The following table shows dividends declared per share, and the high and low prices for our common stock for the periods indicated as reported by the NYSE:

	2010			2009		
	Price Range		Dividends	Price Range		Dividends
Quarter	High	Low	Declared	High	Low	Declared
First	$34.00	$29.99	$0.44	$33.27	$23.35	$0.44
Second	37.87	32.90	0.44	29.14	24.45	0.44
Third	37.75	33.16	0.44	34.57	27.75	0.44
Fourth	37.95	34.81	0.44	35.29	32.23	0.44
Annual Total			$1.76			$1.76

At February 1, 2011, there were approximately 28,000 common stock shareholders of record.

Common Stock Repurchases. During the fourth quarter of 2010, approximately 118,000 shares of ALLETE common stock were purchased on the open market and subsequently reissued under our Invest Direct program.

Item 6. Selected Financial Data

	2010	2009	2008	2007	2006
Millions					
Operating Revenue	$907.0	$759.1	$801.0	$841.7	$767.1
Operating Expenses	771.2	653.1	679.2	710.0	628.8
Income from Continuing Operations Before Non-Controlling Interest – Net of Tax	74.8	60.7	83.0	89.5	81.9
Income (Loss) from Discontinued Operations – Net of Tax	–	–	–	–	(0.9)
Net Income	74.8	60.7	83.0	89.5	81.0
Less: Non-Controlling Interest in Subsidiaries	(0.5)	(0.3)	0.5	1.9	4.6
Net Income Attributable to ALLETE	75.3	61.0	82.5	87.6	76.4
Common Stock Dividends	60.8	56.5	50.4	44.3	40.7
Earnings Retained in Business	$14.5	$4.5	$32.1	$43.3	$35.7
Shares Outstanding – Millions					
Year-End	35.8	35.2	32.6	30.8	30.4
Average *(a)*					
Basic	34.2	32.2	29.2	28.3	27.8
Diluted	34.3	32.2	29.3	28.4	27.9
Diluted Earnings (Loss) Per Share					
Continuing Operations	$2.19	$1.89	$2.82	$3.08	$2.77
Discontinued Operations *(b)*	–	–	–	–	(0.03)
Total Diluted Earnings (Loss) Per Share	$2.19	$1.89	$2.82	$3.08	$2.74
Total Assets	$2,574.9	$2,393.1	$2,134.8	$1,644.2	$1,533.4
Long-Term Debt	771.6	695.8	588.3	410.9	359.8
Return on Common Equity	7.8%	6.9%	10.7%	12.4%	12.1%
Common Equity Ratio	56%	57%	58%	64%	63%
Dividends Declared per Common Share	$1.76	$1.76	$1.72	$1.64	$1.45
Dividend Payout Ratio	81%	93%	61%	53%	53%
Book Value Per Share at Year-End	$27.25	$26.39	$25.37	$24.11	$21.90
Capital Expenditures by Segment					
Regulated Operations	$256.4	$299.2	$317.0	$220.6	$107.5
Investments and Other	3.6	4.5	5.9	3.3	1.9
Total Capital Expenditures	$260.0	$303.7	$322.9	$223.9	$109.4

(a) Excludes unallocated ESOP shares.

(b) Operating results of our Water Services businesses are included in discontinued operations, and accordingly, amounts have been restated for 2006.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our consolidated financial statements and notes to those statements and the other financial information appearing elsewhere in this report. In addition to historical information, the following discussion and other parts of this report contain forward-looking information that involves risks and uncertainties. Readers are cautioned that forward-looking statements should be read in conjunction with our disclosures in this Form 10-K under the headings: "Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995" located on page 5 and "Risk Factors" located in Item 1A. The risks and uncertainties described in this Form 10-K are not the only ones facing our Company. Additional risks and uncertainties that we are not presently aware of, or that we currently consider immaterial, may also affect our business operations. Our business, financial condition or results of operations could suffer if the concerns set forth in this Form 10-K are realized.

Overview

Regulated Operations includes our regulated utilities, Minnesota Power and SWL&P, as well as our investment in ATC, a Wisconsin-based regulated utility that owns and maintains electric transmission assets in parts of Wisconsin, Michigan, Minnesota and Illinois. Minnesota Power provides regulated utility electric service in northeastern Minnesota to 146,000 retail customers and wholesale electric service to 16 municipalities. Minnesota Power also provides regulated utility electric service to 1 private utility in Wisconsin. SWL&P provides regulated electric, natural gas and water service in northwestern Wisconsin to 15,000 electric customers, 12,000 natural gas customers and 10,000 water customers. Our regulated utility operations include retail and wholesale activities under the jurisdiction of state and federal regulatory authorities. (See Item 1. Business – Regulated Operations – Regulatory Matters.)

Investments and Other is comprised primarily of BNI Coal, our coal mining operations in North Dakota, and ALLETE Properties, our Florida real estate investment. This segment also includes a small amount of non-rate base generation, approximately 7,000 acres of land available-for-sale in Minnesota, and earnings on cash and investments.

ALLETE is incorporated under the laws of Minnesota. Our corporate headquarters are in Duluth, Minnesota. Statistical information is presented as of December 31, 2010, unless otherwise indicated. All subsidiaries are wholly owned unless otherwise specifically indicated. References in this report to "we," "us" and "our" are to ALLETE and its subsidiaries, collectively.

2010 Financial Overview

The following net income discussion summarizes a comparison of the year ended December 31, 2010, to the year ended December 31, 2009.

Net income attributable to ALLETE for 2010 was $75.3 million, or $2.19 per diluted share, compared to $61.0 million, or $1.89 per diluted share, for 2009. Net income for 2010 was reduced by $4.0 million, or $0.12 per share, due to the elimination of the deduction for expenses reimbursed under Medicare Part D. Net income for 2009 was reduced by a $4.9 million, or $0.15 per share, after-tax charge for the accrual of retail rate refunds related to 2008. Earnings per diluted share decreased $0.14 compared to 2009 as a result of additional shares of common stock outstanding in 2010. (See Note 11. Common Stock and Earnings Per Share.)

Regulated Operations net income attributable to ALLETE was $79.8 million in 2010 compared to $65.9 million in 2009. In 2009, net income was reduced by a $4.9 million after-tax charge for the accrual of retail rate refunds related to 2008. The increase in 2010 is attributable to higher MPUC-approved retail rates (subject to final order), increased sales to our Large Power Customers, and increased transmission-related margins. In addition, 2010 reflected an increase of $0.3 million in after-tax earnings from our investment in ATC over 2009. These increases were significantly offset by higher operating and maintenance, depreciation, interest and income tax expenses. Also included in the fourth quarter of 2010 was a $3.4 million after-tax charge for the write-off of a deferred fuel clause regulatory asset related to the 2008 rate case. Income tax expense included a $3.6 million charge resulting from the elimination of the deduction for expenses reimbursed under Medicare Part D.

Investments and Other reflected a net loss attributable to ALLETE of $4.5 million in 2010 compared to a $4.9 million net loss in 2009. The decrease in net loss was primarily due to lower equity losses on investments of $2.6 million and an income tax benefit (including interest) resulting from the completion of a state income tax audit of $1.1 million. These items were partially offset by the transfer of a small generating facility to our Regulated Operations in November 2009. Income tax expense also included a $0.4 million charge resulting from the elimination of the deduction for expenses reimbursed under Medicare Part D. In 2010, ALLETE Properties recorded a net loss of $4.8 million compared to a net loss of $4.7 million in 2009.

2010 Compared to 2009

(See Note 2. Business Segments for financial results by segment.)

Regulated Operations

Operating revenue increased $153.7 million, or 23 percent, from 2009 due to higher MPUC-approved retail rates (subject to final order) and the absence of an accrual for prior year retail rate refunds related to our 2008 retail rate case. Also contributing to increased revenue were higher transmission revenues, higher fuel and purchased power recoveries, and increased sales to retail and municipal customers. These increases were partially offset by lower sales to Other Power Suppliers.

Interim retail rates authorized by the MPUC in December 2009 and effective January 1, 2010, resulted in an increase of approximately $52 million. (See Note 5. Regulatory Matters.)

Retail rate refunds related to 2008 resulting from the 2009 MPUC Order were recorded in 2009 and resulted in a reduction in 2009 revenues of $7.6 million.

Transmission revenues increased $24.3 million from 2009 primarily due to revenues related to the 250 kV DC transmission line purchased from Square Butte on December 31, 2009. (See Note 10. Commitments, Guarantees and Contingencies.)

Higher fuel and purchased power recoveries, along with an increase in retail and municipal kilowatt-hour sales, combined for a total revenue increase of $115.5 million. Fuel and purchased power recoveries increased due to an increase in fuel and purchased power expense. (See Fuel and Purchased Power Expense.)

The increase in kilowatt-hour sales to retail and municipal customers has been partially offset by decreased revenue from marketing power to Other Power Suppliers, which decreased $50.3 million in 2010. Sales to Other Power Suppliers are sold at market-based prices into the MISO market on a daily basis or through bilateral agreements of various durations.

Total kilowatt-hour sales to retail and municipal customers increased 29.1 percent from 2009 primarily due to an increase in sales to our taconite customers. Increased revenue from industrial sales was partially offset by a 32.3 percent decrease in kilowatt-hour sales to Other Power Suppliers.

Kilowatt-hours Sold	2010	2009	Quantity Variance	% Variance
Millions				
Regulated Utility				
Retail and Municipals				
Residential	1,150	1,164	(14)	(1.2) %
Commercial	1,433	1,420	13	0.9 %
Industrial	6,804	4,475	2,329	52.0 %
Municipals	1,006	992	14	1.4 %
Total Retail and Municipals	10,393	8,051	2,342	29.1 %
Other Power Suppliers	2,745	4,056	(1,311)	(32.3) %
Total Regulated Utility Kilowatt-hours Sold	13,138	12,107	1,031	8.5 %

Revenue from electric sales to taconite customers accounted for 24 percent of consolidated operating revenue in 2010 (15 percent in 2009). The increase in revenue from our taconite customers was partially offset by a decrease in revenue from electric sales to Other Power Suppliers, which accounted for 12 percent of consolidated operating revenue in 2010 (20 percent in 2009). Revenue from electric sales to paper and pulp mills accounted for 9 percent of consolidated operating revenue in 2010 (9 percent in 2009). Revenue from electric sales to pipelines and other industrials accounted for 6 percent of consolidated operating revenue in 2010 (7 percent in 2009).

Operating expenses increased $118.0 million, or 21 percent, from 2009.

Fuel and Purchased Power Expense increased $45.6 million, or 16 percent, from 2009. The increase is partially due to higher fuel costs of $18.6 million resulting from a 10 percent increase in coal generation at our facilities and higher coal prices and related transportation. Purchased power expense also increased $19.1 million reflecting increased kilowatt-hour purchases partially offset by lower market prices. Also included in the fourth quarter of 2010 was a $5.4 million charge for the write-off of a deferred fuel clause regulatory asset related to the 2008 rate case, which was determined to be no longer probable of recovery in future utility rates. In 2009, Minnesota Power's coal generating fleet produced fewer kilowatt-hours of electricity due to planned outages to implement environmental retrofits and to respond to decreased demand from our taconite customers.

Operating and Maintenance Expense increased $56.5 million, or 24 percent, from 2009 reflecting additional MISO expenses of $17.3 million relating to the 250 kV DC transmission line purchased from Square Butte on December 31, 2009, higher plant outage and maintenance of $10.2 million, higher environmental reagent expenses of $6.1 million, increased labor and employee benefit costs of $11.0 million and increased property taxes of $3.0 million due to more taxable plant.

Depreciation Expense increased $15.9 million, or 26 percent, from 2009 reflecting higher property, plant, and equipment placed in service.

Interest expense increased $4.0 million, or 14 percent, from 2009 primarily due to additional long-term debt issued to fund new capital investments and for general corporate purposes.

Income tax expense increased $16.2 million, or 46 percent, from 2009 primarily due to higher pretax income and a non-recurring income tax charge of $3.6 million from the deduction of expenses reimbursed under Medicare Part D.

Investments and Other

Operating revenue decreased $5.8 million, or 8 percent, from 2009 primarily due to a $4.8 million decrease in revenue from non-regulated generation. This decrease was primarily the result of the transfer of a small generating facility to Regulated Operations in November 2009. This decrease was partially offset by a $1.3 million increase in revenue at BNI Coal, which operates under a cost-plus contract and recorded higher sales revenue as a result of higher expenses in 2010. (See Operating Expense.)

Revenue at ALLETE Properties decreased $1.8 million from 2009 primarily due to lack of land sales during 2010. This was due to the continued lack of demand for our properties as a result of poor real estate market conditions in Florida. During 2009, ALLETE Properties sold approximately 35 acres of property located outside of its three main development projects for $3.8 million.

ALLETE Properties	**2010**		**2009**	
Revenue and Sales Activity	**Quantity**	**Amount**	**Quantity**	**Amount**
Dollars in Millions				
Revenue from Land Sales				
Acres *(a)*	–	–	35	$3.8
Revenue from Land Sales *(b)*		–		3.8
Other Revenue *(c)*		$2.2		0.2
Total ALLETE Properties Revenue		$2.2		$4.0

(a) Acreage amounts are shown on a gross basis, including wetlands and non-controlling interest.
(b) Reflects total contract sales price on closed land transactions. Land sales are recorded using a percentage-of-completion method.
(c) Other Revenue includes a $0.7 million pretax gain in 2010 due to the return of seller-financed property from an entity which filed for voluntary Chapter 11 bankruptcy in June 2009. Also included in 2010 were $0.3 million of forfeited deposits and $0.3 million related to a lawsuit settlement.

Operating expenses increased $0.1 million from 2009 reflecting higher expenses at BNI Coal of $1.8 million primarily due to higher diesel fuel costs in 2010 which were recovered through the cost-plus contract (See Operating Revenue) and higher donation expenses of $1.5 million. These increases were mostly offset by lower non-regulated generation expenses of $2.2 million primarily due to the transfer of a small generating facility to Regulated Operations in November 2009, and decreased expenses at ALLETE Properties of $2.0 million due to reductions in the cost of land sold and general and administrative expenses.

Other income increased $4.8 million from 2009 primarily due to $4.4 million lower equity losses on investments in 2010.

Income Taxes – Consolidated

For the year ended December 31, 2010, the effective tax rate was 37.2 percent (33.7 percent for the year ended December 31, 2009). Excluding additional tax expense recorded as a result of the elimination of the deduction for expenses reimbursed under Medicare Part D, the 2010 effective tax rate was 33.8 percent. The effective tax rate deviated from the statutory rate (approximately 41 percent) by comparable amounts in each period due to deductions for depletion, investment tax credits, and wind production tax credits. The 2009 effective tax rate also included the effect of deductions for expenses reimbursed under Medicare Part D. (See Note 13. Income Tax Expense.)

2009 Compared to 2008

(See Note 2. Business Segments for financial results by segment.)

Regulated Operations

Operating revenue decreased $30.4 million, or 4 percent, from 2008 due to lower fuel and purchased power recoveries, lower retail and municipal kilowatt-hour sales, lower natural gas revenue at SWL&P, and the accrual of prior year retail rate refunds related to our 2008 retail rate case. These decreases were partially offset by higher sales to Other Power Suppliers, higher FERC-approved wholesale rates and increased revenue from MPUC-approved current cost recovery riders.

Lower fuel and purchased power recoveries along with a decrease in retail and municipal kilowatt-hour sales combined for a total revenue reduction of $116.2 million. Fuel and purchased power recoveries decreased due to a reduction in fuel and purchased power expense. (See Fuel and Purchased Power Expense.) Total kilowatt-hour sales to retail and municipal customers decreased 26 percent from 2008 primarily due to idled production lines and temporary closures at some of our taconite customers' plants.

Natural gas revenue at SWL&P was lower by $7.8 million due to a 27 percent decrease in the price of natural gas and a 9 percent decline in sales. Natural gas revenue is primarily a flow-through of the natural gas costs. (See Operating and Maintenance Expense.)

Prior year retail rate refunds resulting from the 2009 MPUC Order and August 2009 Reconsideration Order were recorded in 2009 and resulted in a reduction in revenues of $7.6 million.

The decrease in kilowatt-hour sales to retail and municipal customers has been partially offset by revenue from marketing the power to Other Power Suppliers, which increased $77.2 million in 2009. Sales to Other Power Suppliers are sold at market-based prices into the MISO market on a daily basis or through bilateral agreements of various durations.

Higher rates from the March 1, 2008, and February 1, 2009, FERC-approved wholesale rate increases for our municipal customers increased revenue by $13.2 million.

MPUC-approved current cost recovery rider revenue increased $10.4 million in 2009 from 2008 primarily due to increased capital expenditures related to our Boswell Unit 3 emission reduction plan.

Kilowatt-hours Sold	2009	2008	Quantity Variance	% Variance
Millions				
Regulated Utility				
Retail and Municipals				
Residential	1,164	1,172	(8)	(0.7)%
Commercial	1,420	1,454	(34)	(2.3)%
Industrial	4,475	7,192	(2,717)	(37.8)%
Municipals	992	1,002	(10)	(1.0)%
Total Retail and Municipals	8,051	10,820	(2,769)	(25.6)%
Other Power Suppliers	4,056	1,800	2,256	125.3%
Total Regulated Utility Kilowatt-hours Sold	12,107	12,620	(513)	(4.1)%

Revenue from electric sales to taconite customers accounted for 15 percent of consolidated operating revenue in 2009 (26 percent in 2008). The decrease in revenue from our taconite customers was partially offset by revenue from electric sales to Other Power Suppliers, which accounted for 20 percent of consolidated operating revenue in 2009 (10 percent in 2008). Revenue from electric sales to paper and pulp mills accounted for 9 percent of consolidated operating revenue in 2009 (9 percent in 2008). Revenue from electric sales to pipelines and other industrials accounted for 7 percent of consolidated operating revenue in 2009 (7 percent in 2008).

Operating expenses decreased $20.1 million, or 3 percent, from 2008.

Fuel and Purchased Power Expense decreased $26.1 million, or 9 percent, from 2008 due to decreased power generation attributable to lower kilowatt-hour sales, as well as a reduction in wholesale electricity prices. Minnesota Power's coal generating fleet produced fewer kilowatt-hours of electricity due to planned outages to implement environmental retrofits and to respond to decreased demand from our taconite customers.

Operating and Maintenance Expense decreased $3.5 million from 2008 primarily due to $7.4 million in lower natural gas costs at SWL&P from a decline in the price and quantity of natural gas purchased. This decrease was partially offset by increased salaries and benefits costs, rate case expenses and plant maintenance.

Depreciation Expense increased $9.5 million, or 19 percent, from 2008 reflecting higher property, plant and equipment balances placed in service.

Interest expense increased $4.3 million, or 18 percent, from 2008 primarily due to additional long-term debt issued to fund new capital investments and $0.5 million related to retail rate refunds.

Equity earnings increased $2.2 million, or 14 percent, from 2008 reflecting higher earnings from our increased investment in ATC. (See Note 6. Investment in ATC.)

Investments and Other

Operating revenue decreased $11.5 million, or 13 percent, from 2008 primarily due to a $14.3 million reduction in sales revenue at ALLETE Properties. In 2009, ALLETE Properties sold approximately 35 acres of properties located outside of our three main development projects for $3.8 million; no other sales were made in 2009 due to the continued lack of demand for our properties as a result of poor real estate market conditions in Florida. In 2008, ALLETE Properties sold approximately 219 acres of property located outside of our three main development projects for $6.3 million and recognized $3.7 million of previously deferred revenue under percentage of completion accounting. Revenue at ALLETE Properties in 2008 also included a pretax gain of $4.5 million from the sale of a retail shopping center in Winter Haven, Florida.

ALLETE Properties	2009		2008	
Revenue and Sales Activity	Quantity	Amount	Quantity	Amount
Dollars in Millions				
Revenue from Land Sales				
Acres *(a)*	35	$3.8	219	$6.3
Contract Sales Price *(b)*		3.8		6.3
Revenue Recognized from Previously Deferred Sales		–		3.7
Revenue from Land Sales		3.8		10.0
Other Revenue *(c)*		0.2		8.3
Total ALLETE Properties Revenue		$4.0		$18.3

(a) Acreage amounts are shown on a gross basis, including wetlands and non-controlling interest.
(b) Reflected total contract sales price on closed land transactions. Land sales are recorded using a percentage-of-completion method. (See Note 1. Operations and Significant Accounting Policies.)
(c) Included a $4.5 million pretax gain from the sale of a shopping center in Winter Haven, Florida in 2008.

BNI Coal, which operates under a cost-plus contract, recorded additional revenue of $5.6 million as a result of higher expenses. (See Operating Expenses.)

Operating expenses decreased $6.0 million, or 7 percent, from 2008 reflecting lower fuel costs at our non-regulated generating facilities and decreased expense at ALLETE Properties due to both lower cost of land sold and reductions in general and administrative expenses. Expenses incurred as a result of a planned maintenance outage at a non-regulated generating facility in the third quarter of 2008 also contributed to the decrease in 2009. Partially offsetting these decreases was an increase in expense at BNI Coal due to higher permitting costs relating to mining expansion, a warranty credit in 2008, and dragline repairs in 2009. These costs were recovered through the cost-plus contract. (See Operating Revenue.)

Interest expense increased $3.2 million from 2008 primarily due to a decrease in the proportion of ALLETE interest expense assigned to Minnesota Power. We record interest expense for Minnesota Power regulated operations based on Minnesota Power's authorized capital structure and allocate the balance to Investments and Other. Effective August 1, 2008, the proportion of interest expense assigned to Minnesota Power decreased to reflect the authorized capital structure inherent in interim rates that commenced on that date. Interest expense was also higher in 2009 as 2008 included a $0.6 million reversal of interest expense previously accrued due to the closing of a tax year.

Other income (expense) decreased $16.0 million from 2008 primarily due to a $6.5 million pretax gain realized from the sale of certain available-for-sale securities in the first quarter of 2008, lower earnings on excess cash in 2009 of $1.9 million, and $1.4 million of interest income related to tax benefits recognized in the third quarter of 2008. Losses incurred on emerging technology investments totaled $4.6 million in 2009, and were $3.9 million higher than similar losses recorded in 2008.

2009 Compared to 2008 (Continued)

Income Taxes – Consolidated

For the year ended December 31, 2009, the effective tax rate was 33.7 percent (34.3 percent for the year ended December 31, 2008). The effective tax rate in each period deviated from the statutory rate (approximately 41 percent for 2009) due to deductions for expenses reimbursed under Medicare Part D, AFUDC-Equity, investment tax credits, wind production tax credits, and depletion. In addition, the effective rate for 2009 was impacted by lower pretax income. In 2008, non-recurring tax benefits due to the closing of a tax year and the completion of an IRS review totaled $4.6 million.

Critical Accounting Estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make various estimates and assumptions that affect amounts reported in the consolidated financial statements. These estimates and assumptions may be revised, which may have a material effect on the consolidated financial statements. Actual results may differ from these estimates and assumptions. These policies are discussed with the Audit Committee of our Board of Directors on a regular basis. The following represent the policies we believe are most critical to our business and the understanding of our results of operations.

Regulatory Accounting. Our regulated utility operations are accounted for in accordance with the accounting standards for the effects of certain types of regulation. These standards require us to reflect the effect of regulatory decisions in our financial statements. Regulatory assets or liabilities arise as a result of a difference between GAAP and the accounting treatment for certain items imposed by the regulatory agencies. Regulatory assets represent incurred costs that have been deferred as they are probable for recovery in customer rates. Regulatory liabilities represent obligations to make refunds to customers and amounts collected in rates for which the related costs have not yet been incurred.

The recoverability of regulatory assets is periodically assessed by considering factors such as, but not limited to, changes in regulatory rules and rate orders issued by applicable regulatory agencies. The assumptions and judgments used by regulatory authorities may have an impact on the recovery of costs, the rate of return on invested capital, and the timing and amount of assets to be recovered by rates. A change in these assumptions may result in a material impact on our results of operations. (See Note 5. Regulatory Matters.)

Valuation of Investments. Our long-term investment portfolio includes the real estate assets of ALLETE Properties, debt and equity securities consisting primarily of securities held to fund employee benefits, and other investments. Our policy is to review these investments for impairment on a quarterly basis by assessing such factors as continued commercial viability of products, cash flow and earnings. Our consideration of possible impairment for our real estate assets requires us to make judgments with respect to the current fair values of this real estate. The poor market conditions for real estate in Florida at this time require us to make certain assumptions in the determination of fair values due to the lack of current comparable sales activity. Any impairment would reduce the carrying value of our investments and be recognized as a loss. In 2010 there were $0.8 million of impairment losses recognized ($1.1 million in 2009; none in 2008). (See Note 7. Investments.)

Pension and Postretirement Health and Life Actuarial Assumptions. We account for our pension and postretirement benefit obligations in accordance with the accounting standards for defined benefit pension and other postretirement plans. These standards require the use of assumptions in determining our obligations and annual cost of our pension and postretirement benefits. An important actuarial assumption for pension and other postretirement benefit plans is the expected long-term rate of return on plan assets. In establishing the expected long-term return on plan assets, we take into account the actual long-term historical performance of our plan assets, the actual long-term historical performance for the type of securities we are invested in, and apply the historical performance utilizing the target allocation of our plan assets to forecast an expected long-term return. Our expected rate of return is then selected after considering the results of each of those factors, in addition to considering the impact of current economic conditions, if applicable, on long-term historical returns. Our pension asset allocation at December 31, 2010, was approximately 52 percent equity securities, 29 percent debt, 14 percent private equity, and 5 percent real estate. Our postretirement health and life asset allocation at December 31, 2010, was approximately 58 percent equity securities, 33 percent debt, and 9 percent private equity. Equity securities consist of a mix of market capitalization sizes with domestic and international securities. We currently use an expected long-term rate of return of 8.5 percent in our actuarial determination of our pension and other postretirement expense. We review our expected long-term rate of return assumption annually and will adjust it to respond to any changing market conditions. A one-quarter percent decrease in the expected long-term rate of return would increase the annual expense for pension and other postretirement benefits by approximately $1.3 million, pretax.

Critical Accounting Estimates (Continued)

The discount rate is computed using a yield curve adjusted for ALLETE's projected cash flows to match our plan characteristics. The yield curve is determined using high-quality long-term corporate bond rates at the valuation date. We believe the adjusted discount curve used in this comparison does not materially differ in duration and cash flows from our pension and other postretirement obligation. In 2010, we used a discount rate of 5.81 percent for our actuarial determination of our pension and other postretirement expense. We review our discount rate annually and will adjust it to respond to any changing market conditions. A one-quarter percent decrease in the discount rate would increase the annual expense for pension and other postretirement benefits by approximately $1.8 million, pretax. (See Note 15. Pension and Other Postretirement Benefit Plans.)

Taxation. We are required to make judgments regarding the potential tax effects of various financial transactions and our ongoing operations to estimate our obligations to taxing authorities. These tax obligations include income, real estate and sales/use taxes. Judgments related to income taxes require the recognition in our financial statements of the largest tax benefit of a tax position that is "more-likely-than-not" to be sustained on audit. Tax positions that do not meet the "more-likely-than-not" criteria are reflected as a tax liability in accordance with the accounting standards for uncertainty in income taxes. We record a valuation allowance against our deferred tax assets to the extent it is more-likely-than-not that some portion or all of the deferred tax asset will not be realized.

Outlook

ALLETE is an energy company committed to earning a financial return that rewards our shareholders, allows for reinvestment in our businesses and sustains growth. The company has as a key objective of achieving minimum average EPS growth of 5 percent per year and maintaining a competitive dividend payout. To accomplish this, we intend to take the actions necessary to earn our allowed rate of return in our regulated businesses, while we pursue growth initiatives in renewable energy, transmission and other energy-centric businesses.

We believe that over the long term, less carbon intensive and more sustainable renewable energy sources will play an increasingly important role in our nation's energy mix. We intend to develop additional renewable resources which will be used to meet the renewable supply requirements of our regulated businesses. In addition, we intend to establish a non-regulated renewable business to produce and sell renewable energy to others, subject to securing long-term power purchase agreements prior to construction of facilities. The establishment of a non-regulated renewable business is subject to appropriate MPUC approvals.

For wind development, we will capitalize on our existing presence in North Dakota through BNI Coal, our recently acquired DC transmission line and our Bison 1 and 2 wind projects. Through BNI Coal we have a long-term business presence and established landowner relationships in North Dakota. See Renewable Energy below for more discussion on the DC line acquisition and our Bison 1 and 2 projects.

We also plan to make investments in upper Midwest transmission opportunities that strengthen or enhance the regional transmission grid, or take advantage of our geographical location between sources of renewable energy and end users. Minnesota Power is participating with other regional utilities in making regional transmission investments as a member of the CapX2020 initiative. In addition, we plan to make additional investments to fund our pro rata share of ATC's future capital expansion program. Both the CapX2020 initiative and our investment in ATC are discussed in more detail under Transmission below.

We are also exploring investing in other energy-centric businesses that will complement our non-regulated renewable energy business, or leverage demand trends related to transmission, environmental control or energy efficiency.

ALLETE intends to sell its Florida land assets at reasonable prices, over time or in bulk transactions, and reinvest the proceeds in its growth initiatives. ALLETE Properties does not intend to acquire additional real estate.

Regulated Operations. Minnesota Power's long-term strategy is to maintain its competitively priced production of energy, while complying with environmental permit conditions and renewable requirements, and earn our allowed rate of return. Keeping the production of energy competitive enables Minnesota Power to effectively compete in the wholesale power markets, and minimizes retail rate increases to help maintain the viability of its customers. As part of maintaining cost competitiveness, Minnesota Power intends to reduce its exposure to possible future carbon and GHG legislation by reshaping its generation portfolio, over time, to reduce its reliance on coal. We will monitor and review environmental proposals and may challenge those that add considerable cost with limited environmental benefit. Current economic conditions require a very careful balancing of the benefit of further environmental controls with the impacts of the costs of those controls on our customers as well as on the Company and its competitive position. We will pursue current cost recovery riders to recover environmental and renewable investments, and will work with our legislators and regulators to earn a fair return.

Rates. Entities within our Regulated Operations segment file for periodic rate revisions with the MPUC, the FERC or the PSCW.

2010 Rate Case. On November 2, 2009, Minnesota Power filed an $81 million retail rate increase request to recover the costs of significant investments to ensure current and future system reliability, enhance environmental performance, and bring new renewable energy to northeastern Minnesota. Interim rates were put into effect on January 1, 2010, and were originally estimated to increase revenues by $48.5 million in 2010. In April 2010, we adjusted our initial filing for events that had occurred since November 2009 – primarily increased sales to our industrial customers – resulting in a retail rate increase request of $72 million, a return on equity request of 11.25 percent, and a capital structure consisting of 54.29 percent equity and 45.71 percent debt. As a result of these increased sales, interim rates were approximately $52 million for 2010.

On November 2, 2010, Minnesota Power received a written order from the MPUC approving a retail electric rate increase of approximately $54 million, a 10.38 percent return on common equity and a 54.29 percent equity ratio, subject to reconsideration. In a hearing on January 19, 2011, the MPUC denied all reconsideration requests. It is estimated final rates will be implemented in the second quarter of 2011, after review and acceptance of the required compliance filing. Minnesota Power will continue to collect interim rates from its customers until the new rates go into effect. We expect no interim rate refunds will be issued.

FERC-Approved Wholesale Rates. Minnesota Power's non-affiliated municipal customers consist of 16 municipalities in Minnesota and 1 private utility in Wisconsin. SWL&P, a wholly-owned subsidiary of ALLETE, is also a private utility in Wisconsin and a customer of Minnesota Power. In 2008, Minnesota Power entered into formula-based rate contracts with these customers. The rates included in these contracts are calculated using a cost-based formula methodology that is set at the beginning of the year using estimated costs, and provides for a true-up calculation for actual costs. The estimated true-up is recorded in the current year, then finalized and billed or paid to customers in the following year. The contracts include a termination clause requiring a 3 year notice to terminate. To date, no termination notices have been received. Under the formula-based rates provision, wholesale rates, including the estimate to true-up to actual costs, were comparable in 2010 to 2009, and are projected to be comparable in 2011.

Wisconsin Rates. SWL&P's 2011 retail rates are based on a 2010 PSCW retail rate order, effective January 1, 2011, and allows for a 10.9 percent return on common equity. The new rates reflect a 2.4 percent average increase in retail utility rates for SWL&P customers (a 12.80 percent increase in water rates, a 2.49 percent increase in natural gas rates and a 0.68 percent increase in electric rates). On an annualized basis, the rate increase will generate approximately $2 million in additional revenue.

Industrial Customers. Electric power is one of several key inputs in the taconite mining, paper production, and pipeline industries. In 2010, approximately 52 percent (37 percent in 2009) of our Regulated Utility kilowatt-hour sales were made to our industrial customers, which includes the taconite, paper and pulp, and pipeline industries.

During 2010, the domestic steel industry rebounded from the low levels of production seen in 2009. According to the American Iron and Steel Institute (AISI), United States raw steel production operated at approximately 70 percent of capacity in 2010, up significantly from 2009, which was at approximately 50 percent capacity. Domestic steel demand rebounded for automobiles and durable goods, while structural and construction steel products were still down. Annual taconite production in Minnesota rebounded from the 18 million tons produced in 2009 to approximately 36 million tons in 2010 (40 million tons in 2008).

Projections from the AISI translate to U.S. steel production levels at about 75 percent of capacity in 2011. There has been a general historical correlation between U.S. steel production and Minnesota taconite production. Based on these projections, Minnesota Power expects 2011 taconite production in Minnesota to be in the range of 2010 production levels. We will continue to market available power to Other Power Suppliers, when necessary, in an effort to mitigate the earnings impact of lower industrial sales. Other Power Supply sales are dependent upon the availability of generation and are sold at market-based prices into the MISO market on a daily basis or through bilateral agreements of various durations.

Minnesota Power's paper and pulp customers ran at, or very near, full capacity for the majority of 2010, as the paper industry stabilized and pricing and demand levels recovered following the global recession.

Our pipeline customers have a common reliance on the importation of Canadian crude oil. After near capacity operations in the past, our two pipeline customers have completed expansion projects to transport Western Canadian crude oil reserves (Alberta Oil Sands) to United States markets. Access to traditional Midwest markets is being expanded to Southern markets as the Canadian supply is displacing domestic production and deliveries imported from the Gulf Coast.

Prospective Additional Load. Minnesota Power is, and will continue, to pursue new wholesale and retail loads in and around its service territory. Currently, several companies in northeastern Minnesota continue to progress in development of natural resource based projects that represent long-term growth potential and load diversity for Minnesota Power. These potential projects are in the ferrous and non-ferrous mining and steel industries and include PolyMet, Mesabi Nugget, and United States Steel Corporation's expansion at its Keewatin taconite facility. Additionally, Essar Steel Limited Minnesota (Essar) continues to work with local agencies on infrastructure development for its taconite mine, direct reduction iron-making facility, and steel mill within the Nashwauk, Minnesota municipal utility service boundary. Some, or potentially all, of these projects may not materialize. If some or all of these projects are completed, Minnesota Power could serve up to 600 MW of new load.

PolyMet. Minnesota Power has executed a long-term contract with PolyMet, a new industrial customer planning to start a copper-nickel and precious metal (non-ferrous) mining operation in northeastern Minnesota. PolyMet began work on a Supplemental Draft Environmental Impact Statement (SDEIS) in 2010. The SDEIS further addresses environmental issues, most notably those dealing with the land exchange between PolyMet and the U.S. Forest Service (USFS). This land exchange is critical to the mine site development. The EPA and the USFS joined as lead agencies in the SDEIS process. Release of the SDEIS is expected in mid-2011, to be followed by a public review and comment period. Assuming successful completion of the Environmental Impact Statement process and subsequent issuance of permits, Minnesota Power could begin to supply between 45-70 MW of power in approximately 2013 through a 10-year long-term power supply contract that begins upon start-up.

Mesabi Nugget. The construction of the initial Mesabi Nugget facility is essentially complete and the first production occurred in January 2010. Steel Dynamics, Inc., the principal owner of Mesabi Nugget, has indicated that production ramp-up activities will continue in 2011, with full production levels expected to be reached during the year. Mesabi Nugget is currently pursuing permits for taconite mining activities on lands formerly mined by Erie Mining Company and LTV Steel Mining Company near Hoyt Lakes, Minnesota. Permits to mine are expected by the end of 2011. Mining activities could begin in 2012, which would allow Mesabi Nugget to self-supply its own taconite concentrates and would result in increased electrical loads above the current 15 MW long-term power supply contract with Mesabi Nugget lasting at least through 2017.

Keewatin Taconite. In February 2008, United States Steel Corporation announced its intent to restart a pellet line at its Keewatin Taconite processing facility (Keetac). This pellet line, which has been idled since 1980, could be restarted and updated as part of a $300 million investment, bringing about 3.6 million tons of additional pellet making capability to northeastern Minnesota. The Final Environmental Impact Statement has been judged to be adequate by the Minnesota Department of Natural Resources. Approval by the US Army Corps of Engineers is expected in the first quarter of 2011. Production could begin in 2014.

City of Nashwauk. On February 7, 2011, Minnesota Power signed a 10-year electric service agreement with the City of Nashwauk (the City). Pending FERC approval, the agreement is effective upon expiration of the current electric service agreement in place with the City in 2012. Under the new agreement, Minnesota Power will provide all of the City's electric service requirements, including any development within the municipality. This could include service beginning in 2012, for Essar's proposed taconite facility of approximately 100 MW which is currently under construction, as well as Essar's proposed approximate 300 MW expansion to include a direct reduced iron and steelmaking facility being considered for 2015.

Renewable Energy. In February 2007, Minnesota enacted a law requiring 25 percent of Minnesota Power's total retail energy sales in Minnesota to come from renewable energy sources by 2025. The law also requires Minnesota Power to meet interim milestones of 12 percent by 2012, 17 percent by 2016, and 20 percent by 2020. Minnesota Power has developed a plan to meet the renewable goals set by Minnesota and has included this plan in its 2010 Integrated Resource Plan, filed October 5, 2009, with the MPUC. The law allows the MPUC to modify or delay meeting a milestone if implementation will cause significant ratepayer cost or technical reliability issues. If a utility is not in compliance with a milestone, the MPUC may order the utility to construct facilities, purchase renewable energy or purchase renewable energy credits. We are currently on track to meet the 12 percent renewable energy sales milestone by 2012.

Our renewable energy strategy is currently being executed through two long-term power purchase agreements with NextEra Energy for wind energy in North Dakota (Oliver Wind I and II), Taconite Ridge Wind I, our wind facility located in northeastern Minnesota, our Bison 1 and Bison 2 wind development projects and our Hibbard biomass upgrade project.

North Dakota Wind Development. On December 31, 2009, we purchased an existing 250 kV DC transmission line from Square Butte for $69.7 million. The 465-mile transmission line runs from Center, North Dakota, to Duluth, Minnesota. We use this line to transport increasing amounts of wind energy from North Dakota while gradually phasing out coal-based electricity currently being delivered to our system over this transmission line from Square Butte's lignite coal-fired generating unit.

Outlook (Continued)
Renewable Energy (Continued)

Bison 1 is a two phase, 82 MW wind project in North Dakota. All permitting has been received and the first phase was completed in 2010. Phase one included construction of a 22-mile, 230 kV transmission line and the installation of 16 2.3 MW wind turbines, all of which were in-service at the end of 2010. Phase two is expected to be completed late in 2011 and consists of the installation of 15 3.0 MW wind turbines. Bison 1 is expected to have a total capital cost of approximately $177 million, of which $121 million was spent through December 31, 2010. In 2009, the MPUC approved Minnesota Power's petition seeking current cost recovery eligibility for investments and expenditures related to Bison 1, and in July 2010, the MPUC approved our petition establishing rates effective August 1, 2010.

Bison 2 is a 105 MW wind project in North Dakota which, if approved by the MPUC, is expected to be completed by the end of 2012. Total project cost is estimated to be approximately $160 million, and construction would begin upon the receipt of all regulatory and permitting approvals. We will seek both MPUC approval for the project and NDPSC site permit approval in the first quarter of 2011. We will file for current cost recovery eligibility for Bison 2 from the MPUC once the project and related permitting have been approved.

Manitoba Hydro. Minnesota Power has a long-term power purchase agreement with Manitoba Hydro expiring in 2015. (See Item 1. Business – Power Supply.) In addition, on April 30, 2010, Minnesota Power signed a definitive agreement with Manitoba Hydro, subject to MPUC approval, to purchase surplus energy beginning in May 2011 through April 2022. This energy-only transaction primarily consists of surplus hydro energy on Manitoba Hydro's system that is delivered to Minnesota Power on a non-firm basis. The pricing is based on forward market prices. Under this agreement with Manitoba Hydro, Minnesota Power will be purchasing at least one million MWh of energy over the contract term. On September 1, 2010, we filed a petition with the MPUC to approve our PPA with Manitoba Hydro. On October 28, 2010, the OES filed comments recommending approval.

Hibbard Biomass Upgrade Project. Hibbard is a 50 MW biomass/coal/natural gas facility located in Duluth, Minnesota. The upgrade project, which was approved by the MPUC in September 2009, is designed to leverage existing assets to increase biomass renewable energy production at an expected total cost of approximately $22 million. Upon receipt of any necessary permitting approvals, construction would begin in 2011, and could be completed by the end of 2012. We also plan to seek current cost recovery authorization for the project from the MPUC in 2011.

Integrated Resource Plan. On October 5, 2009, Minnesota Power filed with the MPUC its 2010 Integrated Resource Plan, a comprehensive estimate of future capacity needs within Minnesota Power's service territory. Minnesota Power does not anticipate the need for new base load generation within the Minnesota Power service territory through 2025, and plans to meet estimated future customer demand while achieving:

- Increased system flexibility to adapt to volatile business cycles and varied future industrial load scenarios;
- Reductions in the emission of GHGs (primarily CO_2); and
- Compliance with mandated renewable energy standards.

To achieve these objectives over the coming years, we plan to reshape our generation portfolio by adding 300 to 500 MW of renewable energy to our generation mix, and we are exploring options to incorporate peaking or intermediate resources. The first phase of the Bison 1 wind project in North Dakota was put into service in 2010 and the second phase is expected to be in service in late 2011, increasing our renewable generation by 82 MW. The Bison 2 105 MW wind project, if approved by the MPUC, along with the Hibbard Biomass Upgrade Project, will continue our expansion into renewable energy to meet our Integrated Resource Plan goals.

We project average annual long-term growth, excluding prospective additional load from industrial and municipal customers, of approximately one percent in electric usage through 2025. We will also focus on conservation and demand side management to meet the energy savings goals established in Minnesota legislation. We expect MPUC action on our Integrated Resource Plan filing in 2011.

Transmission. We plan to make investments in upper Midwest transmission opportunities that strengthen or enhance the regional transmission grid. These investments include the CapX2020 initiative, investments in our transmission assets, and our investment in ATC.

CapX2020. Minnesota Power is a participant in the CapX2020 initiative which represents an effort to ensure electric transmission and distribution reliability in Minnesota and the surrounding region for the future. CapX2020, which consists of electric cooperatives, municipals and investor-owned utilities, including Minnesota's largest transmission owners, has assessed the transmission system and projected growth in customer demand for electricity through 2020. Studies show that the region's transmission system will require major upgrades and expansion to accommodate increased electricity demand as well as support renewable energy expansion through 2020. As future CapX2020 projects are identified, Minnesota Power may elect to participate on a project–by-project basis.

Outlook (Continued)
Transmission (Continued)

Minnesota Power is currently participating in three CapX2020 projects: the Fargo to St. Cloud project, the Monticello to St. Cloud project, which together total a 238-mile, 345 kV line from Fargo to Monticello, and the 70-mile, 230 kV line between Bemidji and Minnesota Power's Boswell Energy Center near Grand Rapids, Minnesota. Based on projected costs of the three transmission lines and the percentage agreements among participating utilities, Minnesota Power plans to invest between $100 million and $125 million in the CapX2020 initiative through 2015, of which $11.3 million was spent through December 31, 2010.

In July 2010, the MPUC granted a route permit for the 28-mile 345 kV transmission line between Monticello and St. Cloud. Construction of the project is expected to be complete in late 2011. The 210-mile 345 kV transmission line from St. Cloud to Fargo is expected to be complete by 2015. Construction for the Bemidji to Grand Rapids 230 kV line project commenced in January 2011.

We have an approved cost recovery rider in place for certain transmission expenditures, and our current billing factor was approved by the MPUC in June 2009. The billing factor allows us to charge our retail customers on a current basis for the costs of constructing certain transmission facilities plus a return on the capital invested. In our 2010 rate case we moved completed transmission projects from the current cost recovery rider to base rates. In July 2010, we filed for an updated billing factor that includes additional transmission projects and expenses, including CapX2020 projects, which we expect to be approved in early 2011.

Investment in ATC. At December 31, 2010, our equity investment was $93.3 million, representing an approximate 8 percent ownership interest. ATC rates are based on a FERC approved 12.2 percent return on common equity dedicated to utility plant. ATC has identified $3.4 billion in future projects needed over the next 10 years to improve the adequacy and reliability of the electric transmission system as well as to meet regional needs based on economic benefits and public policy initiatives for renewable energy. This investment is expected to be funded through a combination of internally generated cash, debt, and investor contributions. As additional opportunities arise, we plan to make additional investments in ATC through general capital calls based upon our pro-rata ownership interest in ATC. On January 31, 2011, we invested an additional $0.8 million in ATC. In total, we expect to invest approximately $2 million throughout 2011. (See Note 6. Investment in ATC.)

Investments and Other

BNI Coal. In 2010, BNI Coal sold approximately 3.8 million tons of coal (4.2 million tons in 2009) and anticipates 2011 sales to be similar to 2009.

ALLETE Properties. ALLETE Properties is our Florida real estate investment. Our current strategy for the assets is to complete and maintain key entitlements and infrastructure improvements without requiring significant additional investment, and sell the portfolio over time or in bulk transactions. ALLETE intends to sell its Florida land assets at reasonable prices when opportunities arise, and reinvest the proceeds in ALLETE's growth initiatives. ALLETE does not intend to acquire additional Florida real estate.

Our two major development projects are Town Center and Palm Coast Park. Ormond Crossings is a third major project that is currently in the planning stage. On February 16, 2010, the City of Ormond Beach, Florida, approved a new Development Agreement for Ormond Crossings. The agreement will facilitate development of the project as currently planned. Separately, Lake Swamp wetland mitigation bank was permitted on land that was previously part of Ormond Crossings.

Summary of Development Projects Land Available-for-Sale	**Ownership**	**Total Acres *(a)***	**Residential Units *(b)***	**Non-residential Sq. Ft. *(b, c)***
Current Development Projects				
Town Center	80%	862	2,177	2,225,200
Palm Coast Park	100%	3,842	3,564	3,056,800
Total Current Development Projects		4,704	5,741	5,282,000
Proposed Development Project				
Ormond Crossings	100%	2,924	2,950	3,215,000
Other				
Lake Swamp Wetland Mitigation Project	100%	3,049	*(d)*	*(d)*
Total of Development Projects		10,677	8,691	8,497,000

(a) *Acreage amounts are approximate and shown on a gross basis, including wetlands and non-controlling interest.*
(b) *Estimated and includes non-controlling interest. Density at build out may differ from these estimates.*
(c) *Depending on the project, non-residential includes retail commercial, non-retail commercial, office, industrial, warehouse, storage and institutional.*
(d) *Lake Swamp wetland mitigation bank is a regionally significant wetlands mitigation bank that was permitted by the St. Johns River Water Management District in 2008 and by the U.S. Army Corps of Engineers in December 2009. Wetland mitigation credits will be used at Ormond Crossings and will also be available for sale to developers of other projects that are located in the bank's service area.*

Outlook (Continued)
Investments and Other (Continued)

ALLETE Properties also has 1,979 acres of other land available-for-sale outside of the three development projects.

ALLETE intends to sell its Florida land assets at reasonable prices when opportunities arise. However, if weak market conditions continue for an extended period of time, the impact on our future operations would be the continuation of little to no sales while still incurring operating expenses such as community development district assessments and property taxes.

Income Taxes. ALLETE's aggregate federal and multi-state statutory tax rate is approximately 41 percent for 2011. On an ongoing basis, ALLETE has certain tax credits and other tax adjustments that reduce the statutory rate to the effective tax rate. These tax credits and adjustments historically have included items such as investment tax credits, wind production tax credits, AFUDC-Equity, domestic manufacturer's deduction, depletion, as well as other items. The annual effective rate can also be impacted by such items as changes in income from operations before non-controlling interest and income taxes, state and federal tax law changes that become effective during the year, business combinations and configuration changes, tax planning initiatives and resolution of prior years' tax matters. Due primarily to increased production tax credits as a result of additional wind generation, we expect our effective tax rate to be approximately 30 percent for 2011.

Liquidity and Capital Resources

Liquidity Position. ALLETE is well-positioned to meet the Company's immediate cash flow needs. At December 31, 2010, we had a cash and cash equivalents balance of approximately $45 million, $153 million in available consolidated lines of credit which included a committed, syndicated, unsecured revolving line of credit of $150 million, and a debt-to-capital ratio of 44 percent. As of December 31, 2010, we project sufficient capital availability.

Capital Structure. ALLETE's capital structure for each of the last three years is as follows:

Year Ended December 31	2010	%	2009	%	2008	%
Millions						
Common Equity	$976.0	55	$929.5	57	$827.1	57
Non-Controlling Interest	9.0	1	9.5	–	9.8	1
Long-Term Debt (Including Current Maturities)	785.0	44	701.0	43	598.7	42
Short-Term Debt	1.0	–	1.9	–	6.0	–
	$1,771.0	100	$1,641.9	100	$1,441.6	100

Cash Flows. Selected information from ALLETE's Consolidated Statement of Cash Flows is as follows:

Year Ended December 31	2010	2009	2008
Millions			
Cash and Cash Equivalents at Beginning of Period	$25.7	$102.0	$23.3
Cash Flows from (used for)			
Operating Activities	228.7	137.4	153.6
Investing Activities	(250.9)	(320.0)	(276.1)
Financing Activities	41.4	106.3	201.2
Change in Cash and Cash Equivalents	19.2	(76.3)	78.7
Cash and Cash Equivalents at End of Period	$44.9	$25.7	$102.0

Operating Activities. Cash from operating activities was $228.7 million for 2010 ($137.4 million for 2009; $153.6 million for 2008). Cash from operating activities was higher in 2010 primarily due to higher net income, higher depreciation expense related to increased plant in service in 2010, and collections of income tax receivables due to bonus depreciation as a result of the American Recovery and Reinvestment Act of 2009 (the Act) and tax planning initiatives. This increase was partially offset by higher cash contributions to the defined benefit pension and other postretirement benefit plans in 2010 of $26.5 million and $12.8 million respectively ($20.9 million and $9.3 million in 2009).

Cash from operating activities was lower in 2009 than 2008 primarily due to lower net income, an increase in accounts receivable, and higher deferred regulatory assets, partially offset by higher deferred tax and depreciation expense. Accounts receivable increased due to a receivable for 2009 income tax refunds primarily resulting from substantial income tax deductions under bonus depreciation. Deferred regulatory assets increased due to the collection of certain current cost recovery rider revenue attributable to 2009 being deferred into a later year. Deferred tax expense increased also due to the bonus depreciation provisions of the Act, and depreciation expense increased in conjunction with the increase in property, plant and equipment.

Liquidity and Capital Resources (Continued)

Investing Activities. Cash used for investing activities was $250.9 million for 2010 ($320.0 million for 2009; $276.1 million for 2008). Cash used for investing activities was lower than 2009 reflecting decreased capital additions to property, plant and equipment, and lower investments in ATC.

Cash used for investing activities was higher in 2009 than 2008 reflecting increased capital additions to property, plant, and equipment. Capital additions to property, plant, and equipment increased due to the purchase of an existing 250 kV DC transmission line for $69.7 million offset by a decrease in other capital additions because of the completion of some major capital projects in 2008 and 2009. In addition, 2008 included higher net sales of short-term investments and proceeds from the sale of assets (retail shopping center) in Winter Haven, Florida.

Financing Activities. Cash from financing activities was $41.4 million for 2010 ($106.3 million for 2009; $201.2 million for 2008). Cash from financing activities was lower in 2010 due to higher internally generated cash and lower capital expenditures which resulted in lower common stock issuances and less incremental external financing required. Cash from financing activities in 2010 included new debt issuances of $155 million compared to $111.4 million in 2009, of which $65 million of the proceeds were used to pay off the syndicated revolving credit facility that was drawn in late 2009.

Cash from financing activities was lower in 2009 than 2008 due to less debt and common stock issuance. During 2009, $111.4 million of debt was issued, while in 2008 $198.7 million of debt was issued. During 2009, proceeds from common stock issuances totaled $65.2 million, while in 2008, proceeds from common stock issuances totaled $71.1 million. Lower debt and common stock issuance in 2009 was a result of issuing capital in 2008 ahead of the need for this capital.

Working Capital. Additional working capital, if and when needed, generally is provided by consolidated bank lines of credit or the sale of securities or commercial paper. As of December 31, 2010, we had available consolidated bank lines of credit aggregating $153.0 million, the majority of which expire in January 2012. We expect to enter into new bank lines of credit during 2011 to replace the expiring facility. In addition, we had 1.9 million original issue shares of our common stock available for issuance through *Invest Direct*, our direct stock purchase and dividend reinvestment plan, and 3.1 million original issue shares of common stock available for issuance through a distribution agreement with KCCI, Inc. The amount and timing of future sales of our securities will depend upon market conditions and our specific needs.

Securities. In February 2010, we issued $80.0 million in principal amount of unregistered First Mortgage Bonds (Bonds) in the private placement market in three series. We used the proceeds from the sale of Bonds to pay down $65 million on our syndicated revolving credit facility, to fund utility capital investments and for general corporate purposes.

In August 2010, we issued $75.0 million in principal amount of unregistered First Mortgage Bonds in the private placement market in two series. We used the proceeds to fund utility capital expenditures and for general corporate purposes.

For the February and August 2010 bond issuances we have the option to prepay all or a portion of the Bonds at our discretion, subject to a make-whole provision. The Bonds are subject to the terms and conditions of our utility mortgage. The Bonds were sold in reliance on an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended, to institutional accredited investors. (See Note 9. Short-Term and Long-Term Debt.)

We entered into a distribution agreement with KCCI, Inc., in February 2008, as amended, with respect to the issuance and sale of up to an aggregate of 6.6 million shares of our common stock, without par value. For the year ended December 31, 2010, 0.2 million shares of common stock were issued under this agreement resulting in net proceeds of $6.0 million. During 2009, 1.7 million shares of common stock were issued for net proceeds of $51.9 million. As of December 31, 2010, approximately 3.1 million shares of common stock remain available for issuance pursuant to the amended distribution agreement. The shares issued in 2010 and 2009 were offered for sale, from time to time, in accordance with the terms of the amended distribution agreement pursuant to Registration Statement No. 333-147965. The remaining shares may be offered for sale, from time to time, in accordance with the terms of the amended distribution agreement pursuant to Registration Statement No. 333-170289.

In 2010, we issued 0.5 million shares of common stock through Invest Direct, the Employee Stock Purchase Plan and the RSOP, resulting in net proceeds of $14.5 million. These shares of common stock were registered under Registration Statement Nos. 333-150681, 333-105225, and 333-124455, respectively.

Financial Covenants. See Note 9. Short-Term and Long-Term Debt for information regarding our financial covenants.

Off-Balance Sheet Arrangements. Off-balance sheet arrangements are discussed in Note 10. Commitments, Guarantees and Contingencies.

Contractual Obligations and Commercial Commitments. Minnesota Power has contractual obligations and other commitments that will need to be funded in the future, in addition to its capital expenditure programs. Following is a summarized table of contractual obligations and other commercial commitments at December 31, 2010.

Contractual Obligations As of December 31, 2010	Payments Due by Period				
	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	After 5 Years
Millions					
Long-Term Debt	$1,322.5	$54.3	$210.3	$105.8	$952.1
Pension	102.0	7.8	74.2	20.0	–
Other Postretirement Benefit Plans	68.5	12.9	35.9	19.7	–
Operating Lease Obligations	86.8	8.1	25.6	15.0	38.1
Uncertain Tax Positions *(a)*	–	–	–	–	–
Unconditional Purchase Obligations	444.6	124.4	106.0	43.4	170.8
	$2,024.4	$207.5	$452.0	$203.9	$1,161.0

(a) Excludes $12.3 million of non-current unrecognized tax benefits due to uncertainty regarding the timing of future cash payments related to uncertain tax positions.

Long-Term Debt. Our long-term debt obligations, including long-term debt due within one year, represent the principal amount of bonds, notes and loans which are recorded on our consolidated balance sheet, plus interest. The table above assumes that the interest rate in effect at December 31, 2010, remains constant through the remaining term. (See Note 9. Short-Term and Long-Term Debt.)

Pension and Other Postretirement Benefit Plans. Our pension and other postretirement benefit plan obligations represent our current estimate of employer contributions. The Pension Protection Act changed the minimum funding requirements for defined benefit pension plans beginning in 2008. Pension contributions will be dependent on several factors including realized asset performance, future discount rate and other actuarial assumptions, IRS and other regulatory requirements, and contributions required to avoid benefit restrictions for the pension plans. Funding for the other postretirement benefit plans is impacted by realized asset performance, future discount rate and other actuarial assumptions, and utility regulatory requirements. These amounts are estimates and will change based on actual market performance, changes in interest rates and any changes in governmental regulations. (See Note 15. Pension and Other Postretirement Benefit Plans.)

Unconditional Purchase Obligations. Unconditional purchase obligations represent our Square Butte power purchase agreements, minimum purchase commitments under coal and rail contracts, and purchase obligations for certain capital expenditure projects. (See Note 10. Commitments, Guarantees and Contingencies.)

Under our power purchase agreement with Square Butte that extends through 2026, we are obligated to pay our pro rata share of Square Butte's costs based on our entitlement to the output of Square Butte's 455-MW coal-fired generating unit near Center, North Dakota. Minnesota Power's payment obligation will be suspended if Square Butte fails to deliver any power, whether produced or purchased, for a period of one year. Square Butte's fixed costs consist primarily of debt service. The table above reflects our share of future debt service based on our output entitlement of 50 percent. This debt service may be reduced if the contingent power sales agreement with Minnkota Power goes into effect in 2013. For further information on Square Butte see Note 10. Commitments, Guarantees and Contingencies.

We have two wind power purchase agreements with an affiliate of NextEra Energy to purchase the output from two wind facilities, Oliver Wind I and Oliver Wind II located near Center, North Dakota. We began purchasing the output from Oliver Wind I, a 50-MW facility, in December 2006 and the output from Oliver Wind II, a 48-MW facility in November 2007. Each agreement is for 25 years and provides for the purchase of all output from the facilities at fixed prices. There are no fixed capacity charges, and we only pay for energy as it is delivered to us.

Credit Ratings. Access to reasonably priced capital markets is dependent in part on credit and ratings. Our securities have been rated by Standard & Poor's and by Moody's. Rating agencies use both quantitative and qualitative measures in determining a company's credit rating. These measures include business risk, liquidity risk, competitive position, capital mix, financial condition, predictability of cash flows, management strength and future direction. Some of the quantitative measures can be analyzed through a few key financial ratios, while the qualitative ones are more subjective. The disclosure of these credit ratings is not a recommendation to buy, sell or hold our securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Liquidity and Capital Resources (Continued)
Credit Ratings (Continued)

Credit Ratings	Standard & Poor's	Moody's
Issuer Credit Rating	BBB+	Baa1
Commercial Paper	A-2	P-2
Senior Secured		
First Mortgage Bonds *(a)*	A–	A2
Unsecured Debt		
Collier County Industrial Development Revenue Bonds – Fixed Rate	BBB	–

(a) Includes collateralized pollution control bonds.

Common Stock Dividends. ALLETE is committed to providing an attractive, secure dividend to its shareholders while at the same time funding its growth. The Company's long-term objective is to maintain a dividend payout ratio similar to our peers and provide for future dividend increases. In 2010, we paid out 81 percent (93 percent in 2009; 61 percent in 2008) of our per share earnings in dividends. On January 20, 2011, our Board of Directors declared a dividend of $0.445 per share, which is payable on March 1, 2011, to shareholders of record at the close of business on February 15, 2011.

Capital Requirements

ALLETE's projected capital expenditures for the years 2011 through 2015 are presented in the table below. Actual capital expenditures may vary from the estimates due to changes in forecasted plant maintenance, regulatory decisions or approvals, future environmental requirements, base load growth, capital market conditions or executions of new business strategies.

Capital Expenditures	2011	2012	2013	2014	2015	Total
Millions						
Regulated Utility Operations						
Base and Other	$88	$91	$92	$94	$99	$464
Current Cost Recovery *(a)*						
Renewable	126	117	2	8	1	254
Transmission *(b)*	15	33	49	25	3	125
Total Current Cost Recovery	141	150	51	33	4	379
Regulated Utility Capital Expenditures	229	241	143	127	103	843
Other	22	25	14	8	8	77
Total Capital Expenditures	$251	$266	$157	$135	$111	$920

(a) Estimated current capital expenditures recoverable outside of a rate case.
(b) Transmission capital expenditures related to CapX2020 are estimated at approximately $115 million.

We intend to finance expenditures from both internally generated funds and incremental debt and equity. Based on our above anticipated capital expenditures, we project our rate base to grow by approximately 20 percent through 2015. Pending environmental regulations could result in significant capital expenditures in the future that are not included in the table above. Currently, future CapX2020 projects are under discussions. Minnesota Power may elect to participate on a project by project basis.

Environmental and Other Matters

Our businesses are subject to regulation of environmental matters by various federal, state and local authorities. Due to future restrictive environmental requirements through legislation and/or rulemaking, we anticipate that potential expenditures for environmental matters will be material and will require significant capital investments. We are unable to predict the outcome of the issues discussed in Note 10. Commitments, Guarantees and Contingencies. (See Item 1. Business – Environmental Matters.)

Market Risk

Securities Investments

Available-for-Sale Securities. At December 31, 2010, our available-for-sale securities portfolio consisted of securities established to fund certain employee benefits and auction rate securities. (See Note 7. Investments.)

Interest Rate Risk. We are exposed to risks resulting from changes in interest rates as a result of our issuance of variable rate debt. We manage our interest rate risk by varying the issuance and maturity dates of our fixed rate debt, limiting the amount of variable rate debt, and continually monitoring the effects of market changes in interest rates. The table below presents the long-term debt obligations and the corresponding weighted average interest rate at December 31, 2010.

Interest Rate Sensitive Financial Instruments	Expected Maturity Date							
	2011	2012	2013	2014	2015	Thereafter	Total	Fair Value
Dollars in Millions								
Long-Term Debt								
Fixed Rate	$1.6	$1.6	$71.1	$19.5	$0.6	$617.3	$711.7	$723.4
Average Interest Rate – %	5.9	5.9	5.2	6.9	5.3	6.0	5.8	
Variable Rate	$11.8	$1.7	$2.8	–	$15.7	$41.3	$73.3	$73.3
Average Interest Rate – % *(a)*	3.5	1.7	0.6	–	0.5	0.3	1.0	

(a) Assumes rate in effect at December 31, 2010, remains constant through remaining term.

Interest rates on variable rate long-term debt are reset on a periodic basis reflecting prevailing market conditions. Based on the variable rate debt outstanding at December 31, 2010, and assuming no other changes to our financial structure, an increase of 100 basis points in interest rates would impact the amount of pretax interest expense by $0.7 million. This amount was determined by considering the impact of a hypothetical 100 basis point increase to the average variable interest rate on the variable rate debt outstanding as of December 31, 2010.

Commodity Price Risk. Our regulated utility operations incur costs for power and fuel (primarily coal and related transportation) in Minnesota, and power and natural gas purchased for resale in our regulated service territory in Wisconsin. Our Minnesota regulated utility's exposure to price risk for these commodities is significantly mitigated by the current ratemaking process and regulatory environment, which allows recovery of fuel costs in excess of those included in base rates. Conversely, costs below those in base rates result in a credit to our ratepayers. We seek to prudently manage our customers' exposure to price risk by entering into contracts of various durations and terms for the purchase of power and coal and related transportation costs (in Minnesota) and natural gas (in Wisconsin).

Power Marketing. Our power marketing activities consist of (1) purchasing energy in the wholesale market to serve our regulated service territory when retail energy requirements exceed generation output and (2) selling excess available energy and purchased power. From time to time, our utility operations may have excess energy that is temporarily not required by retail and wholesale customers in our regulated service territory. We actively sell to the wholesale market to optimize the value of this energy.

We are exposed to credit risk primarily through our power marketing activities. We use credit policies to manage credit risk, which includes utilizing an established credit approval process and monitoring counterparty limits.

Recently Adopted Accounting Standards.

Recently adopted accounting standards are discussed in Note 1.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Market Risk for information related to quantitative and qualitative disclosure about market risk.

Item 8. Financial Statements and Supplementary Data

See our consolidated financial statements as of December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, and supplementary data, which are indexed in Item 15(a).

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of ALLETE's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 ("Exchange Act")). Based upon those evaluations, our principal executive officer and principal financial officer have concluded that such disclosure controls and procedures are effective to provide assurance that information required to be disclosed in ALLETE's reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms and such information is accumulated and communicated to our management, including our principal executive and principal financial officer, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2010.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2010, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Controls

There has been no change in our internal control over financial reporting that occurred during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

Mine Safety Disclosures – Required by the Dodd-Frank Wall Street Reform and Consumer Protection Act

The Dodd-Frank Act requires issuers to include in periodic reports filed with the SEC certain information relating to citations or orders for violations of standards under the Federal Mine Safety and Health Act of 1977 (Mine Safety Act).

For the six months ended December 31, 2010, we received five citations under Section 104(a) for BNI Coal, however; fines or penalties were not assessed as of the filing of this Form 10-K. We do not expect these citations to result in material fine or penalties. For the six months ended December 31, 2010, there were no citations, orders or notices received under Sections 104, 104(b), 104(d), 107(a) or 104(e) of the Mine Safety Act, no violations of Section 110(b)(2) of the Mine Safety Act, and there were no fatalities.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

Unless otherwise stated, the information required for this Item is incorporated by reference herein from our Proxy Statement for the 2011 Annual Meeting of Shareholders (2011 Proxy Statement) under the following headings:

- **Directors.** The information regarding directors will be included in the "Election of Directors" section;
- **Audit Committee Financial Expert.** The information regarding the Audit Committee financial expert will be included in the "Audit Committee Report" section;
- **Audit Committee Members.** The identity of the Audit Committee members is included in the "Audit Committee Report" section;
- **Executive Officers.** The information regarding executive officers is included in Part I of this Form 10-K; and
- **Section 16(a) Compliance.** The information regarding Section 16(a) compliance will be included in the "Ownership of ALLETE Common Stock – Section 16(a) Beneficial Ownership Reporting Compliance" section.

Our 2011 Proxy Statement will be filed with the SEC within 120 days after the end of our 2010 fiscal year.

Code of Ethics. We have adopted a written Code of Ethics that applies to all of our employees, including our chief executive officer, chief financial officer and controller. A copy of our Code of Ethics is available on our website at www.allete.com and print copies are available without charge upon request to ALLETE, Inc., Attention: Secretary, 30 West Superior St., Duluth, Minnesota 55802. Any amendment to the Code of Ethics or any waiver of the Code of Ethics will be disclosed on our website at www.allete.com promptly following the date of such amendment or waiver.

Corporate Governance. The following documents are available on our website at www.allete.com and print copies are available upon request:

- Corporate Governance Guidelines;
- Audit Committee Charter;
- Executive Compensation Committee Charter; and
- Corporate Governance and Nominating Committee Charter.

Any amendment to these documents will be disclosed on our website at www.allete.com promptly following the date of such amendment.

Item 11. Executive Compensation

The information required for this Item is incorporated by reference herein from the "Compensation of Directors and Executive Officers," the "Compensation Discussion and Analysis", the "Executive Compensation Committee Report" and the "Director Compensation 2010" sections in our 2011 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required for this Item is incorporated by reference herein from the "Ownership of ALLETE Common Stock – Securities Owned by Certain Beneficial Owners," the "Ownership of ALLETE Common Stock – Securities Owned by Directors and Management" and the "Equity Compensation Plan Information" sections in our 2011 Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required for this Item is incorporated by reference herein from the "Corporate Governance" section in our 2011 Proxy Statement.

We have adopted a Related Person Transaction Policy which is available on our website at www.allete.com. Print copies are available without charge, upon request. Any amendment to this policy will be disclosed on our website at www.allete.com promptly following the date of such amendment.

Item 14. Principal Accounting Fees and Services

The information required for this Item is incorporated by reference herein from the "Audit Committee Report" section in our 2011 Proxy Statement.

Part IV

Item 15. Exhibits and Financial Statement Schedules

(a) Certain Documents Filed as Part of this Form 10-K.

(1) Financial Statements

All other schedules have been omitted either because the information is not required to be reported by ALLETE or because the information is included in the consolidated financial statements or the notes.

(3) Exhibits including those incorporated by reference.

Exhibit Number

*3(a)1 - Articles of Incorporation amended and restated as of May 8, 2001 (filed as Exhibit 3(b) to the March 31, 2001, Form 10-Q, File No. 1-3548).

*3(a)2 - Amendment to Articles of Incorporation, dated as of May 12, 2009 (filed as Exhibit 3 to the June 30, 2009, Form 10-Q, File No. 1-3548).

*3(a)3 - Amendment to Articles of Incorporation, dated as of May 19, 2010 (filed as Exhibit 3(a) to the May 14, 2010, Form 8-K, File No. 1-3548).

*3(a)4 - Amendment to Certificate of Assumed Name, filed with the Minnesota Secretary of State on May 8, 2001 (filed as Exhibit 3(a) to the March 31, 2001, Form 10-Q, File No. 1-3548).

*3(b) - Bylaws, as amended effective May 11, 2010 (filed as Exhibit 3(b) to the May 14, 2010, Form 8-K, File No. 1-3548).

*4(a)1 - Mortgage and Deed of Trust, dated as of September 1, 1945, between Minnesota Power & Light Company (now ALLETE) and The Bank of New York Mellon (formerly Irving Trust Company) and Ming Ryan (successor to Richard H. West), Trustees (filed as Exhibit 7(c), File No. 2-5865).

*4(a)2 - Supplemental Indentures to ALLETE's Mortgage and Deed of Trust:

Number	Dated as of	Reference File	Exhibit
First	March 1, 1949	2-7826	7(b)
Second	July 1, 1951	2-9036	7(c)
Third	March 1, 1957	2-13075	2(c)
Fourth	January 1, 1968	2-27794	2(c)
Fifth	April 1, 1971	2-39537	2(c)
Sixth	August 1, 1975	2-54116	2(c)
Seventh	September 1, 1976	2-57014	2(c)
Eighth	September 1, 1977	2-59690	2(c)
Ninth	April 1, 1978	2-60866	2(c)
Tenth	August 1, 1978	2-62852	2(d)2
Eleventh	December 1, 1982	2-56649	4(a)3
Twelfth	April 1, 1987	33-30224	4(a)3
Thirteenth	March 1, 1992	33-47438	4(b)
Fourteenth	June 1, 1992	33-55240	4(b)
Fifteenth	July 1, 1992	33-55240	4(c)
Sixteenth	July 1, 1992	33-55240	4(d)
Seventeenth	February 1, 1993	33-50143	4(b)
Eighteenth	July 1, 1993	33-50143	4(c)
Nineteenth	February 1, 1997	1-3548 (1996 Form 10-K)	4(a)3
Twentieth	November 1, 1997	1-3548 (1997 Form 10-K)	4(a)3
Twenty-first	October 1, 2000	333-54330	4(c)3
Twenty-second	July 1, 2003	1-3548 (June 30, 2003 Form 10-Q)	4
Twenty-third	August 1, 2004	1-3548 (Sept. 30, 2004 Form 10-Q)	4(a)
Twenty-fourth	March 1, 2005	1-3548 (March 31, 2005 Form 10-Q)	4
Twenty-fifth	December 1, 2005	1-3548 (March 31, 2006 Form 10-Q)	4
Twenty-sixth	October 1, 2006	1-3548 (2006 Form 10-K)	4
Twenty-seventh	February 1, 2008	1-3548 (2007 Form 10-K)	4(a)3
Twenty-eighth	May 1, 2008	1-3548 (June 30, 2008 Form 10-Q)	4

Exhibit Number

	Twenty-ninth	November 1, 2008	1-3548 (2008 Form 10-K)	4(a)3
	Thirtieth	January 1, 2009	1-3548 (2008 Form 10-K)	4(a)4
	Thirty-first	February 1, 2010	1-3548 (March 31, 2010 Form 10-Q)	4
	Thirty-second	August 1, 2010	1-3548 (Sept. 30, 2010 Form 10-Q)	4

*4(b)1 - Indenture of Trust, dated as of August 1, 2004, between the City of Cohasset, Minnesota and U.S. Bank National Association, as Trustee relating to $111 Million Collateralized Pollution Control Refunding Revenue Bonds (filed as Exhibit 4(b) to the September 30, 2004, Form 10-Q, File No. 1-3548).

*4(b)2 - Loan Agreement, dated as of August 1, 2004, between the City of Cohasset, Minnesota and ALLETE relating to $111 Million Collateralized Pollution Control Refunding Revenue Bonds (filed as Exhibit 4(c) to the September 30, 2004, Form 10-Q, File No. 1-3548).

*4(c)1 - Mortgage and Deed of Trust, dated as of March 1, 1943, between Superior Water, Light and Power Company and Chemical Bank & Trust Company and Howard B. Smith, as Trustees, both succeeded by U.S. Bank National Association, as Trustee (filed as Exhibit 7(c), File No. 2-8668).

*4(c)2 - Supplemental Indentures to Superior Water, Light and Power Company's Mortgage and Deed of Trust:

Number	Dated as of	Reference File	Exhibit
First	March 1, 1951	2-59690	2(d)(1)
Second	March 1, 1962	2-27794	2(d)1
Third	July 1, 1976	2-57478	2(e)1
Fourth	March 1, 1985	2-78641	4(b)
Fifth	December 1, 1992	1-3548 (1992 Form 10-K)	4(b)1
Sixth	March 24, 1994	1-3548 (1996 Form 10-K)	4(b)1
Seventh	November 1, 1994	1-3548 (1996 Form 10-K)	4(b)2
Eighth	January 1, 1997	1-3548 (1996 Form 10-K)	4(b)3
Ninth	October 1, 2007	1-3548 (2007 Form 10-K)	4(c)3
Tenth	October 1, 2007	1-3548 (2007 Form 10-K)	4(c)4
Eleventh	December 1, 2008	1-3548 (2008 Form 10-K)	4(c)3

*10(a) - Power Purchase and Sale Agreement, dated as of May 29, 1998, between Minnesota Power, Inc. (now ALLETE) and Square Butte Electric Cooperative (filed as Exhibit 10 to the June 30, 1998, Form 10-Q, File No. 1-3548).

*10(d)1 - Fourth Amended and Restated Committed Facility Letter, dated January 11, 2006, by and among ALLETE and Bank of America (formerly LaSalle Bank National Association), as Agent (filed as Exhibit 10(d)1 to the 2009 Form 10-K, File No. 1-3548).

*10(d)2 - First Amendment to Fourth Amended and Restated Committed Facility Letter dated June 19, 2006, by and among ALLETE and Bank of America (formerly LaSalle Bank National Association), as Agent (filed as Exhibit 10(a) to the June 30, 2006, Form 10-Q, File No. 1-3548).

*10(d)3 - Second Amendment to Fourth Amended and Restated Committed Facility Letter dated December 14, 2006, by and among ALLETE and Bank of America (formerly LaSalle Bank National Association), as Agent (filed as Exhibit 10(d)3 to the 2006 Form 10-K, File No. 1-3548).

*10(e)1 - Financing Agreement between Collier County Industrial Development Authority and ALLETE dated as of July 1, 2006 (filed as Exhibit 10(b)1 to the June 30, 2006, Form 10-Q, File No. 1-3548).

*10(e)2 - Letter of Credit Agreement, dated as of July 5, 2006, among ALLETE, the Participating Banks and Wells Fargo Bank, National Association, as Administrative Agent and Issuing Bank (filed as Exhibit 10(b)2 to the June 30, 2006, Form 10-Q, File No. 1-3548).

*10(g) - Agreement dated December 16, 2005, among ALLETE, Wisconsin Public Service Corporation and WPS Investments, LLC (filed as Exhibit 10(g) to the 2009 Form 10-K, File No. 1-3548).

+10(h)1 - ALLETE Executive Annual Incentive Plan, as amended and restated, effective January 1, 2011.

+*10(h)2 - ALLETE Executive Annual Incentive Plan Form of Awards Effective 2009 (filed as Exhibit 10(h)7 to the 2008 Form 10-K, File No. 1-3548).

+*10(h)3 - ALLETE Executive Annual Incentive Plan Form of Awards Effective 2010 (filed as Exhibit 10(h)3 to the 2009 Form 10-K, File No. 1-3548).

+10(h)4 - ALLETE Executive Annual Incentive Plan Form of Awards Effective 2011.

+*10(i)1 - ALLETE and Affiliated Companies Supplemental Executive Retirement Plan (SERP I), as amended and restated, effective January 1, 2009 (filed as Exhibit 10(i)4 to the 2008 Form 10-K, File No. 1-3548).

+10(i)2 - Amendment to the ALLETE and Affiliated Companies Supplemental Executive Retirement Plan (SERP I), effective January 1, 2011.

+10(i)3 - ALLETE and Affiliated Companies Supplemental Executive Retirement Plan II (SERP II), as amended and restated, effective January 1, 2011.

+*10(j)1 - Minnesota Power and Affiliated Companies Executive Investment Plan I, as amended and restated, effective November 1, 1988 (filed as Exhibit 10(c) to the 1988 Form 10-K, File No. 1-3548).

Exhibit Number

+*10(j)2	-	Amendments through December 2003 to the Minnesota Power and Affiliated Companies Executive Investment Plan I (filed as Exhibit 10(v)2 to the 2003 Form 10-K, File No. 1-3548).
+*10(j)3	-	July 2004 Amendment to the Minnesota Power and Affiliated Companies Executive Investment Plan I (filed as Exhibit 10(b) to the June 30, 2004, Form 10-Q, File No. 1-3548).
+*10(j)4	-	August 2006 Amendment to the Minnesota Power and Affiliated Companies Executive Investment Plan I (filed as Exhibit 10(b) to the September 30, 2006, Form 10-Q, File No. 1-3548).
+*10(k)1	-	Minnesota Power and Affiliated Companies Executive Investment Plan II, as amended and restated, effective November 1, 1988 (filed as Exhibit 10(d) to the 1988 Form 10-K, File No. 1-3548).
+*10(k)2	-	Amendments through December 2003 to the Minnesota Power and Affiliated Companies Executive Investment Plan II (filed as Exhibit 10(w)2 to the 2003 Form 10-K, File No. 1-3548).
+*10(k)3	-	July 2004 Amendment to the Minnesota Power and Affiliated Companies Executive Investment Plan II (filed as Exhibit 10(c) to the June 30, 2004, Form 10-Q, File No. 1-3548).
+*10(k)4	-	August 2006 Amendment to the Minnesota Power and Affiliated Companies Executive Investment Plan II (filed as Exhibit 10(c) to the September 30, 2006, Form 10-Q, File No. 1-3548).
+*10(l)	-	Deferred Compensation Trust Agreement, as amended and restated, effective January 1, 1989 (filed as Exhibit 10(f) to the 1988 Form 10-K, File No. 1-3548).
+*10(m)1	-	ALLETE Executive Long-Term Incentive Compensation Plan as amended and restated effective January 1, 2006 (filed as Exhibit 10 to the May 16, 2005, Form 8-K, File No. 1-3548).
+10(m)2	-	Amendment to the ALLETE Executive Long-Term Incentive Compensation Plan, effective January 1, 2011.
+*10(m)3	-	Form of ALLETE Executive Long-Term Incentive Compensation Plan 2006 Nonqualified Stock Option Grant (filed as Exhibit 10(a)1 to the January 30, 2006, Form 8-K, File No. 1-3548).
+*10(m)4	-	Form of ALLETE Executive Long-Term Incentive Compensation Plan Nonqualified Stock Option Grant Effective 2007 (filed as Exhibit 10(m)6 to the 2006 Form 10-K, File No. 1-3548).
+*10(m)5	-	Form of ALLETE Executive Long-Term Incentive Compensation Plan Performance Share Grant Effective 2007 (filed as Exhibit 10(m)7 to the 2006 Form 10-K, File No. 1-3548).
+*10(m)6	-	Form of ALLETE Executive Long-Term Incentive Compensation Plan Performance Share Grant Effective 2008 (filed as Exhibit 10(m)10 to the 2007 Form 10-K, File No. 1-3548).
+*10(m)7	-	Form of ALLETE Executive Long-Term Incentive Compensation Plan Performance Share Grant Effective 2009 (filed as Exhibit 10(m)11 to the 2008 Form 10-K, File No. 1-3548).
+*10(m)8	-	Form of ALLETE Executive Long-Term Incentive Compensation Plan – Restricted Stock Unit Grant Effective 2009 (filed as Exhibit 10(m)12 to the 2008 Form 10-K, File No. 1-3548).
+*10(m)9	-	Form of ALLETE Executive Long-Term Incentive Compensation Plan Performance Share Grant Effective 2010 (filed as Exhibit 10(m)8 to the 2009 Form 10-K, File No. 1-3548).
+*10(m)10	-	Form of ALLETE Executive Long-Term Incentive Compensation Plan – Restricted Stock Unit Grant Effective 2010 (filed as Exhibit 10(m)9 to the 2009 Form 10-K, File No. 1-3548).
+10(m)11	-	Form of ALLETE Executive Long-Term Incentive Compensation Plan Performance Share Grant Effective 2011.
+10(m)12	-	Form of ALLETE Executive Long-Term Incentive Compensation Plan – Restricted Stock Unit Grant Effective 2011.
+*10(n)1	-	Minnesota Power (now ALLETE) Director Stock Plan, effective January 1, 1995 (filed as Exhibit 10 to the March 31, 1995, Form 10-Q, File No. 1-3548).
+*10(n)2	-	Amendments through December 2003 to the Minnesota Power (now ALLETE) Director Stock Plan (filed as Exhibit 10(z)2 to the 2003 Form 10-K, File No. 1-3548).
+*10(n)3	-	July 2004 Amendment to the ALLETE Director Stock Plan (filed as Exhibit 10(e) to the June 30, 2004, Form 10-Q, File No. 1-3548).
+*10(n)4	-	January 2007 Amendment to the ALLETE Director Stock Plan (filed as Exhibit 10(n)4 to the 2006 Form 10-K, File No. 1-3548).
+*10(n)5	-	May 2009 Amendment to the ALLETE Director Stock Plan (filed as Exhibit 10(b) to the June 30, 2009, Form 10-Q, File No. 1-3548).
+*10(n)6	-	May 2010 Amendment to the ALLETE Director Stock Plan (filed as Exhibit 10(a) to the June 30, 2010, Form 10-Q, File No. 1-3548).
+*10(n)7	-	October 2010 Amendment to the ALLETE Director Stock Plan (filed as Exhibit 10 to the September 30, 2010, Form 10-Q, File No. 1-3548).
+*10(n)8	-	ALLETE Non-Management Director Compensation Summary Effective May 1, 2010 (filed as Exhibit 10(b) to the March 31, 2010, Form 10-Q, File No. 1-3548).

Exhibit Number

+10(n)9	-	ALLETE Non-Management Director Compensation Summary effective January 19, 2011.
+*10(o)1	-	Minnesota Power (now ALLETE) Director Compensation Deferral Plan Amended and Restated, effective January 1, 1990 (filed as Exhibit 10(ac) to the 2002 Form 10-K, File No. 1-3548).
+*10(o)2	-	October 2003 Amendment to the Minnesota Power (now ALLETE) Director Compensation Deferral Plan (filed as Exhibit 10(aa)2 to the 2003 Form 10-K, File No. 1-3548).
+*10(o)3	-	January 2005 Amendment to the ALLETE Director Compensation Deferral Plan (filed as Exhibit 10(c) to the March 31, 2005, Form 10-Q, File No. 1-3548).
+*10(o)4	-	August 2006 Amendment to the ALLETE Director Compensation Deferral Plan (filed as Exhibit 10(d) to the September 30, 2006, Form 10-Q, File No. 1-3548).
+*10(o)5	-	ALLETE Non-Employee Director Compensation Deferral Plan II, effective May 1, 2009 (filed as Exhibit 10(a) to the June 30, 2009, Form 10-Q, File No. 1-3548).
+*10(p)	-	ALLETE Director Compensation Trust Agreement, effective October 11, 2004 (filed as Exhibit 10(a) to the September 30, 2004, Form 10-Q, File No. 1-3548).
+10(q)	-	ALLETE and Affiliated Companies Change in Control Severance Plan, as amended and restated, effective January 19, 2011.
12	-	Computation of Ratios of Earnings to Fixed Charges.
21	-	Subsidiaries of the Registrant.
23(a)	-	Consent of Independent Registered Public Accounting Firm.
31(a)	-	Rule 13a-14(a)/15d-14(a) Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31(b)	-	Rule 13a-14(a)/15d-14(a) Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	-	Section 1350 Certification of Annual Report by the Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99	-	ALLETE News Release dated February 16, 2011, announcing earnings for the year ended December 31, 2010. **(This exhibit has been furnished and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.)**

SWL&P is a party to other long-term debt instruments, $6,370,000 of City of Superior, Wisconsin, Collateralized Utility Revenue Refunding Bonds Series 2007A and $6,130,000 of City of Superior, Wisconsin, Collateralized Utility Revenue Bonds Series 2007B, that, pursuant to Regulation S-K, Item 601(b)(4)(iii), are not filed as exhibits since the total amount of debt authorized under each of these omitted instruments does not exceed 10 percent of our total consolidated assets. We will furnish copies of these instruments to the SEC upon its request.

We are a party to another long-term debt instrument, $38,995,000 original principal amount, of City of Cohasset, Minnesota, Variable Rate Demand Revenue Refunding Bonds (ALLETE, formerly Minnesota Power & Light Company, Project) Series 1997A, Series 1997B and Series 1997C ($36,495,000 remaining principal balance) that, pursuant to Regulation S-K, Item 601(b)(4)(iii), is not filed as an exhibit since the total amount of debt authorized under this omitted instrument does not exceed 10 percent of our total consolidated assets. We will furnish copies of this instrument to the SEC upon its request.

---

* *Incorporated herein by reference as indicated.*

\+ *Management contract or compensatory plan or arrangement pursuant to Item 15(b).*

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLETE, Inc.

Dated: February 16, 2011

By Alan R. Hodnik
Alan R. Hodnik
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
Alan R. Hodnik Alan R. Hodnik	President and Chief Executive Officer (Principal Executive Officer)	February 16, 2011
Mark A. Schober Mark A. Schober	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	February 16, 2011
Steven Q. DeVinck Steven Q. DeVinck	Controller and Vice President – Business Support (Principal Accounting Officer)	February 16, 2011

Signatures (Continued)

Signature	Title	Date
Kathleen A. Brekken Kathleen A. Brekken	Director	February 16, 2011
Kathryn W. Dindo Kathryn W. Dindo	Director	February 16, 2011
Heidi J. Eddins Heidi J. Eddins	Director	February 16, 2011
Sidney W. Emery, Jr. Sidney W. Emery, Jr.	Director	February 16, 2011
James S. Haines, Jr James S. Haines, Jr	Director	February 16, 2011
James J. Hoolihan James J. Hoolihan	Director	February 16, 2011
Madeleine W. Ludlow Madeleine W. Ludlow	Director	February 16, 2011
Douglas C. Neve Douglas C. Neve	Director	February 16, 2011
Leonard C. Rodman Leonard C. Rodman	Director	February 16, 2011
Donald J. Shippar Donald J. Shippar	Director	February 16, 2011
Bruce W. Stender Bruce W. Stender	Director	February 16, 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of ALLETE, Inc:

In our opinion, the accompanying consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of ALLETE, Inc. and its subsidiaries (the Company) at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
Minneapolis, Minnesota
February 16, 2011

ALLETE Consolidated Balance Sheet

As of December 31 Millions	2010	2009
Assets		
Current Assets		
Cash and Cash Equivalents	$44.9	$25.7
Short-Term Investments	6.7	–
Accounts Receivable (Less Allowance of $0.9 and $0.9)	99.5	118.5
Inventories	60.0	57.0
Prepayments and Other	28.6	24.3
Total Current Assets	239.7	225.5
Property, Plant and Equipment – Net	1,805.6	1,622.7
Regulatory Assets	310.2	293.2
Investment in ATC	93.3	88.4
Other Investments	126.0	130.5
Other Non-Current Assets	34.3	32.8
Total Assets	$2,609.1	$2,393.1
Liabilities and Equity		
Liabilities		
Current Liabilities		
Accounts Payable	$75.4	$62.1
Accrued Taxes	22.0	20.6
Accrued Interest	13.4	11.1
Long-Term Debt Due Within One Year	13.4	5.2
Notes Payable	1.0	1.9
Other	33.7	32.2
Total Current Liabilities	158.9	133.1
Long-Term Debt	771.6	695.8
Deferred Income Taxes	325.2	253.1
Regulatory Liabilities	43.6	47.1
Other Non-Current Liabilities	324.8	325.0
Total Liabilities	1,624.1	1,454.1
Commitments and Contingencies (Note 10)		
Equity		
ALLETE's Equity		
Common Stock Without Par Value, 80.0 Shares Authorized, 35.8 and 35.2 Shares Outstanding	636.1	613.4
Unearned ESOP Shares	(36.8)	(45.3)
Accumulated Other Comprehensive Loss	(23.2)	(24.0)
Retained Earnings	399.9	385.4
Total ALLETE Equity	976.0	929.5
Non-Controlling Interest in Subsidiaries	9.0	9.5
Total Equity	985.0	939.0
Total Liabilities and Equity	$2,609.1	$2,393.1

The accompanying notes are an integral part of these statements.

ALLETE Consolidated Statement of Income

Year Ended December 31	2010	2009	2008
Millions Except Per Share Amounts			
Operating Revenue			
Operating Revenue	$907.0	$766.7	$801.0
Prior Year Rate Refunds	–	(7.6)	–
Total Operating Revenue	907.0	759.1	801.0
Operating Expenses			
Fuel and Purchased Power	325.1	279.5	305.6
Operating and Maintenance	365.6	308.9	318.1
Depreciation	80.5	64.7	55.5
Total Operating Expenses	771.2	653.1	679.2
Operating Income	135.8	106.0	121.8
Other Income (Expense)			
Interest Expense	(39.2)	(33.8)	(26.3)
Equity Earnings in ATC	17.9	17.5	15.3
Other	4.6	1.8	15.6
Total Other Income (Expense)	(16.7)	(14.5)	4.6
Income Before Non-Controlling Interest and Income Taxes	119.1	91.5	126.4
Income Tax Expense	44.3	30.8	43.4
Net Income	74.8	60.7	83.0
Less: Non-Controlling Interest in Subsidiaries	(0.5)	(0.3)	0.5
Net Income Attributable to ALLETE	$75.3	$61.0	$82.5
Average Shares of Common Stock			
Basic	34.2	32.2	29.2
Diluted	34.3	32.2	29.3
Basic Earnings Per Share of Common Stock	$2.20	$1.89	$2.82
Diluted Earnings Per Share of Common Stock	$2.19	$1.89	$2.82
Dividends Per Share of Common Stock	$1.76	$1.76	$1.72

The accompanying notes are an integral part of these statements.

ALLETE Consolidated Statement of Cash Flows

Year Ended December 31	2010	2009	2008
Millions			
Operating Activities			
Net Income	$74.8	$60.7	$83.0
Allowance for Funds Used During Construction	(4.2)	(5.8)	(3.3)
Loss (Income) from Equity Investments, Net of Dividends	(3.1)	0.1	(3.1)
Gain on Real Estate Foreclosure	(0.7)	–	–
Gain on Sale of Assets	–	(0.2)	(4.8)
Gain on Sale of Available-for-sale Securities	–	–	(6.4)
Loss on Impairment of Assets	–	3.1	–
Depreciation Expense	80.5	64.7	55.5
Amortization of Debt Issuance Costs	0.9	0.9	0.8
Deferred Income Tax Expense	66.0	75.2	38.8
Share-Based Compensation Expense	2.2	2.1	1.8
ESOP Compensation Expense	7.1	6.5	10.1
Bad Debt Expense	1.1	1.3	0.7
Changes in Operating Assets and Liabilities			
Accounts Receivable	17.9	(43.5)	2.4
Inventories	(3.0)	(7.3)	(0.2)
Prepayments and Other	(4.3)	–	11.2
Accounts Payable	5.8	10.5	(14.1)
Other Current Liabilities	5.2	5.3	5.9
Regulatory and Other Assets	16.3	(18.3)	(1.8)
Regulatory and Other Liabilities	(33.8)	(17.9)	(22.9)
Cash from Operating Activities	228.7	137.4	153.6
Investing Activities			
Proceeds from Sale of Available-for-sale Securities	0.6	8.9	62.3
Payments for Purchase of Available-for-sale Securities	(2.3)	(2.2)	(44.8)
Investment in ATC	(1.6)	(7.8)	(7.4)
Changes to Other Investments	1.3	(0.7)	(9.2)
Additions to Property, Plant and Equipment	(248.9)	(318.5)	(301.1)
Proceeds from Sale of Assets	–	0.3	20.4
Other	–	–	3.7
Cash for Investing Activities	(250.9)	(320.0)	(276.1)
Financing Activities			
Proceeds from Issuance of Common Stock	20.5	65.2	71.1
Proceeds from Issuance of Long-Term Debt	155.0	111.4	198.7
Changes in Notes Payable	(0.9)	(4.1)	6.0
Reductions of Long-Term Debt	(71.0)	(9.1)	(22.7)
Debt Issuance Costs	(1.4)	(0.6)	(1.5)
Dividends on Common Stock	(60.8)	(56.5)	(50.4)
Cash from Financing Activities	41.4	106.3	201.2
Change in Cash and Cash Equivalents	19.2	(76.3)	78.7
Cash and Cash Equivalents at Beginning of Period	25.7	102.0	23.3
Cash and Cash Equivalents at End of Period	$44.9	$25.7	$102.0

The accompanying notes are an integral part of these statements.

ALLETE Consolidated Statement of Shareholders' Equity

Millions	Total Shareholders' Equity	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned ESOP Shares	Common Stock
Balance as of December 31, 2007	$742.6	$350.4	$(4.5)	$(64.5)	$461.2
Comprehensive Income					
Net Income	83.0	83.0			
Other Comprehensive Income – Net of Tax					
Unrealized Loss on Securities – Net	(6.0)		(6.0)		
Reclassification Adjustment for Gains Included in Income	(3.7)		(3.7)		
Defined Benefit Pension and Other Postretirement Plans	(18.8)		(18.8)		
Total Comprehensive Income	54.5				
Non-Controlling Interest in Subsidiaries	(0.5)	(0.5)			
Comprehensive Income Attributable to ALLETE	54.0				
Adjustment to apply change in Pension and Postretirement measurement date	(1.6)	(1.6)			
Common Stock Issued – Net	72.9				72.9
Dividends Declared	(50.4)	(50.4)			
ESOP Shares Earned	9.6			9.6	
Balance as of December 31, 2008	827.1	380.9	(33.0)	(54.9)	534.1
Comprehensive Income					
Net Income	60.7	60.7			
Other Comprehensive Income – Net of Tax					
Unrealized Gain on Securities – Net	2.8		2.8		
Defined Benefit Pension and Other Postretirement Plans	6.2		6.2		
Total Comprehensive Income	69.7				
Non-Controlling Interest in Subsidiaries	0.3	0.3			
Comprehensive Income Attributable to ALLETE	70.0				
Common Stock Issued – Net	79.3				79.3
Dividends Declared	(56.5)	(56.5)			
ESOP Shares Earned	9.6			9.6	
Balance as of December 31, 2009	929.5	385.4	(24.0)	(45.3)	613.4
Comprehensive Income					
Net Income	74.8	74.8			
Other Comprehensive Income – Net of Tax					
Unrealized Gain on Securities – Net	0.8		0.8		
Total Comprehensive Income	75.6				
Non-Controlling Interest in Subsidiaries	0.5	0.5			
Comprehensive Income Attributable to ALLETE	76.1				
Common Stock Issued – Net	22.7				22.7
Dividends Declared	(60.8)	(60.8)			
ESOP Shares Earned	8.5			8.5	
Balance as of December 31, 2010	$976.0	$399.9	$(23.2)	$(36.8)	$636.1

The accompanying notes are an integral part of these statements.

Note 1. Operations and Significant Accounting Policies

Financial Statement Preparation. References in this report to "we," "us," and "our" are to ALLETE and its subsidiaries, collectively. We prepare our financial statements in conformity with accounting principles generally accepted in the United States of America. These principles require management to make informed judgments, best estimates, and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Actual results could differ from those estimates.

Subsequent Events. The Company performed an evaluation of subsequent events for potential recognition and disclosure through the time of the financial statements issuance.

Principles of Consolidation. Our consolidated financial statements include the accounts of ALLETE and all of our majority-owned subsidiary companies. All material intercompany balances and transactions have been eliminated in consolidation.

Business Segments. Our Regulated Operations and Investments and Other segments were determined in accordance with the guidance on segment reporting. Segmentation is based on the manner in which we operate, assess, and allocate resources to the business. We measure performance of our operations through budgeting and monitoring of contributions to consolidated net income by each business segment.

Regulated Operations includes retail and wholesale rate-regulated electric, natural gas, and water services in northeastern Minnesota and northwestern Wisconsin along with our Investment in ATC. Minnesota Power provides regulated utility electric service to 146,000 retail customers in northeastern Minnesota. SWL&P, a wholly-owned subsidiary, provides regulated utility electric, natural gas and water service in northwestern Wisconsin to 15,000 electric customers, 12,000 natural gas customers and 10,000 water customers. Regulated utility rates are under the jurisdiction of Minnesota, Wisconsin and federal regulatory authorities. Our Investment in ATC includes our approximate 8 percent equity ownership interest in ATC, a Wisconsin-based utility that owns and maintains electric transmission assets in parts of Wisconsin, Michigan, Minnesota and Illinois. (See Note 6. Investment in ATC.)

Investments and Other is comprised primarily of BNI Coal, our coal mining operations in North Dakota, and ALLETE Properties, our Florida real estate investment. This segment also includes a small amount of non-rate base generation, approximately 7,000 acres of land available-for-sale in Minnesota, and earnings on cash and investments.

BNI Coal, a wholly-owned subsidiary, mines and sells lignite coal to two North Dakota mine-mouth generating units, one of which is Square Butte. In 2010, Square Butte supplied approximately 50 percent (227.5 MW) of its output to Minnesota Power under a long-term contract. (See Note 10. Commitments, Guarantees and Contingencies.) Coal sales are recognized when delivered at the cost of production plus a specified profit per ton of coal delivered.

ALLETE Properties is our Florida real estate investment. Our current strategy for the assets is to complete and maintain key entitlements and infrastructure improvements without requiring significant additional investment, and sell the portfolio over time or in bulk transactions.

Full profit recognition is recorded on sales upon closing, provided that cash collections are at least 20 percent of the contract price and the other requirements under the guidance for sales of real estate, are met. In certain cases, where there are obligations to perform significant development activities after the date of sale, we recognize profit on a percentage-of-completion basis. From time to time, certain contracts with customers allow us to receive participation revenue from land sales to third parties if various formula-based criteria are achieved.

In certain cases, we pay fees or construct improvements to mitigate offsite traffic impacts. In return, we receive traffic impact fee credits as a result of some of these expenditures. We recognize revenue from the sale of traffic impact fee credits when payment is received.

Land held-for-sale is recorded at the lower of cost or fair value determined by the evaluation of individual land parcels and is included in Other Investments on our consolidated balance sheet. Real estate costs include the cost of land acquired, subsequent development costs and costs of improvements, capitalized development period interest, real estate taxes and payroll costs of certain employees devoted directly to the development effort. These real estate costs incurred are capitalized to the cost of real estate parcels based upon the relative sales value of parcels within each development project in accordance with the accounting standards for real estate. The cost of real estate includes the actual costs incurred and the estimate of future completion costs allocated to the real estate sold based upon the relative sales value method. Whenever events or circumstances indicate that the carrying value of the real estate may not be recoverable, impairments would be recorded and the related assets would be adjusted to their estimated fair value, less costs to sell. (See Note 7. Investments.)

Cash and Cash Equivalents. We consider all investments purchased with original maturities of three months or less to be cash equivalents.

Note 1. Operations and Significant Accounting Policies (Continued)

Supplemental Statement of Cash Flow Information

Consolidated Statement of Cash Flows Supplemental Disclosure Year Ended December 31	2010	2009	2008
Millions			
Cash Paid During the Period for			
Interest – Net of Amounts Capitalized	$35.7	$29.8	$25.2
Income Taxes (Net of refunds received of $57.1, $6.7 and $–) *(a)*	$(54.2)	$(5.6)	$6.5
Noncash Investing and Financing Activities			
Increase (Decrease) in Accounts Payable for Capital Additions to Property, Plant and Equipment	$7.5	$(24.1)	$17.1
AFUDC – Equity	$4.2	$5.8	$3.3
ALLETE Common Stock contributed to the Pension Plan	–	$(12.0)	–

(a) Due to bonus depreciation provisions in the Small Business Jobs Act of 2010 and the American Recovery and Reinvestment Act of 2009, lower estimated tax payments were made in 2010 and 2009. Refunds received in 2010 resulted from a 2009 NOL which was utilized by carrying it back against prior years' taxable income and the completion of a state income tax audit.

Accounts Receivable. Accounts receivable are reported on the balance sheet net of an allowance for doubtful accounts. The allowance is based on our evaluation of the receivable portfolio under current conditions, overall portfolio quality, review of specific problems and such other factors that, in our judgment, deserve recognition in estimating losses.

Accounts Receivable As of December 31	2010	2009
Millions		
Trade Accounts Receivable		
Billed	$67.6	$56.5
Unbilled	18.9	15.1
Less: Allowance for Doubtful Accounts	0.9	0.9
Total Trade Accounts Receivable	85.6	70.7
Income Taxes Receivable	13.9	47.8
Total Accounts Receivable – Net	$99.5	$118.5

Concentration of Credit Risk. Financial instruments that subject us to concentrations of credit risk consist primarily of accounts receivable. Minnesota Power sells electricity to 10 Large Power Customers. Receivables from these customers totaled $17.3 million at December 31, 2010 ($9.6 million at December 2009). Minnesota Power does not obtain collateral to support utility receivables, but monitors the credit standing of major customers. In addition, our taconite-producing Large Power Customers are on a weekly billing cycle, which allows us to closely manage collection of amounts due.

Long-Term Finance Receivables. Long-term finance receivables relating to our real estate operations are collateralized by property sold, accrue interest at market-based rates and are net of an allowance for doubtful accounts. We assess delinquent finance receivables by comparing the balance of such receivable to the estimated fair value of the collateralized property. If the fair value of the property is less than the finance receivable, we record a reserve for the difference. We estimate fair value based on recent property tax assessed values or current appraisals. (See Note 7. Investments.)

Available-for-Sale Securities. Available-for-sale securities are recorded at fair value with unrealized gains and losses included in accumulated other comprehensive income (loss), net of tax. Unrealized losses that are other than temporary are recognized in earnings. We use the specific identification method as the basis for determining the cost of securities sold. Our policy is to review available-for-sale securities for other than temporary impairment on a quarterly basis by assessing such factors as the share price trends and the impact of overall market conditions. (See Note 7. Investments.)

Inventories. Inventories are stated at the lower of cost or market. Amounts removed from inventory are recorded on an average cost basis.

Inventories As of December 31	2010	2009
Millions		
Fuel	$22.9	$23.0
Materials and Supplies	37.1	34.0
Total Inventories	$60.0	$57.0

Property, Plant and Equipment. Property, plant and equipment are recorded at original cost and are reported on the balance sheet net of accumulated depreciation. Expenditures for additions, significant replacements, improvements and major plant overhauls are capitalized; maintenance and repair costs are expensed as incurred. Gains or losses on non-rate base property, plant and equipment are recognized when they are retired or otherwise disposed. When regulated utility property, plant and equipment are retired or otherwise disposed, no gain or loss is recognized in accordance with the accounting standards for Regulated Operations. Our Regulated Operations capitalize AFUDC, which includes both an interest and equity component. AFUDC represents the cost of both debt and equity funds used to finance utility plant additions during construction periods. AFUDC amounts capitalized are included in rate base and are recovered from customers as the related property is depreciated. However, the MPUC has approved current cost recovery for several large capital projects recently, resulting in lower recognition of AFUDC. (See Note 3. Property, Plant and Equipment.)

Long-Lived Asset Impairments. We account for our long-lived assets at depreciated historical cost. A long-lived asset is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. We conduct this assessment in accordance with the accounting standards for impairment or disposal of long-lived assets. Judgments and uncertainties affecting the application of accounting for asset impairment include economic conditions affecting market valuations, changes in our business strategy, and changes in our forecast of future operating cash flows and earnings. We would recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted future cash flows. Management judgment is involved in both deciding if testing for recoverability is necessary and in estimating undiscounted future cash flows.

Derivatives. We review all material power purchase and sales contracts for derivative treatment to determine if they qualify for the normal purchase normal sale exception under the guidance for derivatives and hedging.

Accounting for Stock-Based Compensation. We apply the fair value recognition guidance for share-based payments. Under this guidance, we recognize stock-based compensation expense for all share-based payments granted, net of an estimated forfeiture rate. (See Note 16. Employee Stock and Incentive Plans.)

Prepayments and Other Current Assets **As of December 31**	**2010**	**2009**
Millions		
Deferred Fuel Adjustment Clause (See Note 5. Regulatory Matters)	$20.6	$15.5
Other	8.0	8.8
Total Prepayments and Other Current Assets	$28.6	$24.3

Other Non-Current Liabilities **As of December 31**	**2010**	**2009**
Millions		
Future Benefit Obligation Under Defined Benefit Pension and Other Postretirement Plans	$231.4	$231.2
Asset Retirement Obligation (See Note 3. Property, Plant and Equipment)	50.3	44.6
Other	43.1	49.2
Total Other Non-Current Liabilities	$324.8	$325.0

Environmental Liabilities. We review environmental matters for disclosure on a quarterly basis. Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. These accruals are adjusted periodically as assessment and remediation efforts progress or as additional technical or legal information becomes available. Accruals for environmental liabilities are included in the balance sheet at undiscounted amounts and exclude claims for recoveries from insurance or other third parties. Costs related to environmental contamination treatment and cleanup are charged to operating expense unless recoverable in rates from customers. (See Note 10. Commitments, Guarantees and Contingencies.)

Revenue Recognition. Regulated utility rates are under the jurisdiction of Minnesota, Wisconsin and federal regulatory authorities. Customers are billed on a cycle basis. Revenue is accrued for service provided but not billed. Regulated utility electric rates include adjustment clauses that: (1) bill or credit customers for fuel and purchased energy costs above or below the base levels in rate schedules; (2) bill retail customers for the recovery of conservation improvement program expenditures not collected in base rates; and (3) bill customers for the recovery of certain environmental and renewable energy expenditures. Fuel and purchased power expense is deferred to match the period in which the revenue for fuel and purchased power expense is collected from customers pursuant to the fuel adjustment clause.

Unamortized Discount and Premium on Debt. Discount and premium on debt are deferred and amortized over the terms of the related debt instruments using the straight-line method.

Note 1. Operations and Significant Accounting Policies (Continued)

Income Taxes. We file a consolidated federal income tax return. We account for income taxes using the liability method in accordance with the accounting standards for income taxes. Under the liability method, deferred income tax assets and liabilities are established for all temporary differences in the book and tax basis of assets and liabilities, based upon enacted tax laws and rates applicable to the periods in which the taxes become payable. Due to the effects of regulation on Minnesota Power and SWL&P, certain adjustments made to deferred income taxes are, in turn, recorded as regulatory assets or liabilities. Federal investment tax credits have been recorded as deferred credits and are being amortized to income tax expense over the service lives of the related property. In accordance with the accounting standards for uncertainty in income taxes, we are required to recognize in our financial statements the largest tax benefit of a tax position that is "more-likely-than-not" to be sustained on audit, based solely on the technical merits of the position as of the reporting date. The term "more-likely-than-not" means more than 50 percent likely. (See Note 13. Income Tax Expense.)

Excise Taxes. We collect excise taxes from our customers levied by government entities. These taxes are stated separately on the billing to the customer and recorded as a liability to be remitted to the government entity. We account for the collection and payment of these taxes on a net basis.

Recently Adopted Accounting Standards.

Receivables. In July 2010, the FASB issued an accounting standards update requiring expanded disclosures on allowances for credit losses and the credit quality of the financing receivables of an entity. This guidance also requires a roll forward schedule of the allowance for credit losses for each reporting period. The guidance for greater transparency was adopted December 31, 2010, and did not have an impact on our consolidated financial position, results of operations or cash flows. The guidance for the roll forward requirement is effective January 1, 2011, and is not expected to have an impact on our consolidated financial position, results of operations or cash flows as the amended guidance provides only disclosure requirements.

Derivative Instruments and Hedging Activities. In March 2010, the FASB issued new guidance on the accounting for credit derivatives that are embedded in beneficial interests in securitized financial assets. This new guidance eliminated the scope exception for embedded credit derivatives and provided new guidance on the evaluation to be performed. This guidance was effective June 15, 2010. As of December 31, 2010, we did not have any embedded credit derivatives.

Subsequent Events. In February 2010, the FASB issued an accounting standards update that eliminates the requirement to disclose the date through which subsequent events have been evaluated. The amended guidance was adopted and effective during the first quarter of 2010, and did not have an impact on our consolidated financial position, results of operations or cash flows.

Fair Value. In January 2010, the FASB issued an amendment to the fair value measurement and disclosure standard improving disclosures about fair value measurements. This amended guidance requires separate disclosure of significant transfers in and out of Levels 1 and 2 and the reasons for the transfers. The amended guidance also requires that in the Level 3 reconciliation, the information about purchases, sales, issuances, and settlements be disclosed separately on a gross basis rather than as one net number. The guidance for the Level 1 and 2 disclosures was adopted January 1, 2010, and did not have an impact on our consolidated financial position, results of operations or cash flows. The guidance for the activity in Level 3 disclosures is effective January 1, 2011, and is not expected to have an impact on our consolidated financial position, results of operations or cash flows as the amended guidance provides only disclosure requirements.

Variable Interest Entities (VIEs). In June 2009, the FASB issued authoritative guidance changing the approach to determine a VIE's primary beneficiary and requiring ongoing assessments of whether an enterprise is the primary beneficiary of a VIE. This guidance also requires additional disclosures about a company's involvement with VIEs and any significant changes in risk exposure due to that involvement. This guidance was adopted January 1, 2010, and did not have an impact on our consolidated financial position, results of operations or cash flows.

Note 2. Business Segments

Regulated Operations includes our regulated utilities, Minnesota Power and SWL&P, as well as our investment in ATC, a Wisconsin-based utility that owns and maintains electric transmission assets in parts of Wisconsin, Michigan, Minnesota, and Illinois. Investments and Other is comprised primarily of BNI Coal, our coal mining operations in North Dakota, and ALLETE Properties, our Florida real estate investment. This segment also includes a small amount of non-rate base generation, approximately 7,000 acres of land available-for-sale in Minnesota, and earnings on cash and investments. For a description of our reportable business segments, see Item 1. Business.

Millions	Consolidated	Regulated Operations	Investments and Other
2010			
Operating Revenue	$907.0	$835.5	$71.5
Fuel and Purchased Power	325.1	325.1	–
Operating and Maintenance	365.6	292.3	73.3
Depreciation Expense	80.5	76.1	4.4
Operating Income (Loss)	135.8	142.0	(6.2)
Interest Expense	(39.2)	(32.3)	(6.9)
Equity Earnings in ATC	17.9	17.9	–
Other Income	4.6	3.8	0.8
Income (Loss) Before Non-Controlling Interest and Income Taxes	119.1	131.4	(12.3)
Income Tax Expense (Benefit)	44.3	51.6	(7.3)
Net Income (Loss)	74.8	79.8	(5.0)
Less: Non-Controlling Interest in Subsidiaries	(0.5)	–	(0.5)
Net Income (Loss) Attributable to ALLETE	$75.3	$79.8	$(4.5)
Total Assets	$2,609.1	$2,375.4	$233.7
Capital Additions	$260.0	$256.4	$3.6

Millions	Consolidated	Regulated Operations	Investments and Other
2009			
Operating Revenue	$766.7	$689.4	$77.3
Prior Year Rate Refunds	(7.6)	(7.6)	–
Total Operating Revenue	759.1	681.8	77.3
Fuel and Purchased Power	279.5	279.5	–
Operating and Maintenance	308.9	235.8	73.1
Depreciation Expense	64.7	60.2	4.5
Operating Income (Loss)	106.0	106.3	(0.3)
Interest Expense	(33.8)	(28.3)	(5.5)
Equity Earnings in ATC	17.5	17.5	–
Other Income (Expense)	1.8	5.8	(4.0)
Income (Loss) Before Non-Controlling Interest and Income Taxes	91.5	101.3	(9.8)
Income Tax Expense (Benefit)	30.8	35.4	(4.6)
Net Income (Loss)	60.7	65.9	(5.2)
Less: Non-Controlling Interest in Subsidiaries	(0.3)	–	(0.3)
Net Income (Loss) Attributable to ALLETE	$61.0	$65.9	$(4.9)
Total Assets	$2,393.1	$2,184.0	$209.1
Capital Additions	$303.7	$299.2	$4.5

Note 2. Business Segments (Continued)

Millions	Consolidated	Regulated Operations	Investments and Other
2008			
Operating Revenue	$801.0	$712.2	$88.8
Fuel and Purchased Power	305.6	305.6	–
Operating and Maintenance	318.1	239.3	78.8
Depreciation Expense	55.5	50.7	4.8
Operating Income	121.8	116.6	5.2
Interest Expense	(26.3)	(24.0)	(2.3)
Equity Earnings in ATC	15.3	15.3	–
Other Income	15.6	3.6	12.0
Income Before Non-Controlling Interest and Income Taxes	126.4	111.5	14.9
Income Tax Expense (Benefit)	43.4	43.6	(0.2)
Net Income	83.0	67.9	15.1
Less: Non-Controlling Interest in Subsidiaries	0.5	–	0.5
Net Income Attributable to ALLETE	$82.5	$67.9	$14.6
Total Assets	$2,134.8	$1,832.1	$302.7
Capital Additions	$322.9	$317.0	$5.9

Note 3. Property, Plant and Equipment

Property, Plant and Equipment As of December 31	**2010**	**2009**
Millions		
Regulated Utility	$2,649.2	$2,415.7
Construction Work in Progress	86.6	89.6
Accumulated Depreciation	(975.8)	(928.8)
Regulated Utility Plant – Net	1,760.0	1,576.5
Non-Rate Base Energy Operations	88.4	87.0
Construction Work in Progress	4.5	3.6
Accumulated Depreciation	(48.0)	(45.5)
Non-Rate Base Energy Operations Plant – Net	44.9	45.1
Other Plant – Net	0.7	1.1
Property, Plant and Equipment – Net	$1,805.6	$1,622.7

Depreciation is computed using the straight-line method over the estimated useful lives of the various classes of assets. The MPUC and the PSCW have approved depreciation rates for our Regulated Utility plant.

Estimated Useful Lives of Property, Plant and Equipment

Regulated Utility –	Generation	1 to 35 years	Non-Rate Base Operations	3 to 61 years
	Transmission	42 to 61 years	Other Plant	5 to 25 years
	Distribution	14 to 65 years		

Asset Retirement Obligations. We recognize, at fair value, obligations associated with the retirement of certain tangible, long-lived assets that result from the acquisition, construction or development and/or normal operation of the asset. Asset retirement obligations (ARO) relate primarily to the decommissioning of our utility steam generating facilities and land reclamation at BNI Coal, and are included in Other Non-Current Liabilities on our consolidated balance sheet. The associated retirement costs are capitalized as part of the related long-lived asset and depreciated over the useful life of the asset. Removal costs associated with certain distribution and transmission assets have not been recognized, as these facilities have indeterminate useful lives. Conditional asset retirement obligations have been identified for treated wood poles and remaining polychlorinated biphenyl and asbestos-containing assets; however, removal costs have not been recognized because they are considered immaterial to our consolidated financial statements.

Long-standing ratemaking practices approved by applicable state and federal regulatory commissions have allowed provisions for future plant removal costs in depreciation rates. These plant removal cost recoveries were included in accumulated depreciation. These plant removal cost recoveries are classified either as AROs or as a regulatory liability for non-ARO obligations. To the extent annual accruals for plant removal costs differ from accruals under approved depreciation rates, a regulatory asset has been established in accordance with the guidance for AROs. (See Note 5. Regulatory Matters.)

Note 3. Property, Plant and Equipment (Continued)

Asset Retirement Obligation	
Millions	
Obligation as of December 31, 2008	$39.5
Accretion Expense	2.3
Additional Liabilities Incurred in 2009	2.8
Obligation as of December 31, 2009	44.6
Accretion Expense	2.9
Additional Liabilities Incurred in 2010	2.8
Obligation as of December 31, 2010	$50.3

Note 4. Jointly-Owned Electric Facility

Following are our investments in jointly owned plants and the related ownership percentages as of December 31, 2010:

	Plant in Service	Accumulated Depreciation	Construction Work in Progress	% Ownership
Millions				
Boswell Unit 4	$407.5	$175.5	$19.6	80
CapX2020	–	–	11.3	9.3 – 14.7
Total	$407.5	$175.5	$30.9	

We own 80 percent of the 585-MW Boswell Energy Center Unit 4 (Boswell Unit 4). While we operate the plant, certain decisions about the operations of Boswell Unit 4 are subject to the oversight of a committee on which we and WPPI Energy, the owner of the remaining 20 percent of Boswell Unit 4, have equal representation and voting rights. Each of us must provide our own financing and is obligated to pay our ownership share of operating costs. Our share of direct operating expenses of Boswell Unit 4 is included in operating expense on our consolidated statement of income. We are a participant in the CapX2020 initiative to ensure reliable electric transmission and distribution in the surrounding region, along with other electric cooperatives, municipals, and investor-owned utilities. We are currently participating in three CapX2020 projects with varying ownership percentages.

Note 5. Regulatory Matters

Electric Rates. Entities within our Regulated Operations segment file for periodic rate revisions with the MPUC, the FERC or the PSCW.

2010 Rate Case. On November 2, 2009, Minnesota Power filed an $81 million retail rate increase request to recover the costs of significant investments to ensure current and future system reliability, enhance environmental performance, and bring new renewable energy to northeastern Minnesota. Interim rates were put into effect on January 1, 2010, and were originally estimated to increase revenues by $48.5 million in 2010. In April 2010, we adjusted our initial filing for events that had occurred since November 2009 – primarily increased sales to our industrial customers – resulting in a retail rate increase request of $72 million, a return on equity request of 11.25 percent, and a capital structure consisting of 54.29 percent equity and 45.71 percent debt. As a result of these increased sales, interim rates were approximately $52 million for 2010.

On November 2, 2010, Minnesota Power received a written order from the MPUC approving a retail rate increase of approximately $54 million, a 10.38 percent return on common equity and a 54.29 percent equity ratio, subject to reconsideration. In a hearing on January 19, 2011, the MPUC denied all reconsideration requests. Final rates will be implemented after acceptance of the compliance filing, estimated in the second quarter of 2011. Minnesota Power will continue to collect interim rates from its customers until the new rates go into effect. We expect no interim rate refunds will be issued.

FERC-Approved Wholesale Rates. Minnesota Power's non-affiliated municipal customers consist of 16 municipalities in Minnesota and 1 private utility in Wisconsin. SWL&P, a wholly-owned subsidiary of ALLETE, is also a private utility in Wisconsin and a customer of Minnesota Power. In 2008, Minnesota Power entered into formula-based rate contracts with these customers. The rates included in these contracts are calculated using a cost-based formula methodology that is set at the beginning of the year using estimated costs, and provides for a true-up calculation for actual costs. The estimated true-up is recorded in the current year, then finalized and billed or paid to customers in the following year. The contracts include a termination clause requiring a 3 year notice to terminate. To date, no termination notices have been received.

Note 5. Regulatory Matters (Continued)

2010 Wisconsin Rate Increase. During 2010, SWL&P's retail rates were based on a 2008 PSCW retail rate order, which was effective January 1, 2009. SWL&P's 2011 retail rates are based on a 2010 PSCW retail rate order, effective January 1, 2011, and allows for a 10.9 percent return on common equity. The new rates reflect a 2.4 percent average increase in retail utility rates for SWL&P customers (a 12.80 percent increase in water rates, a 2.49 percent increase in natural gas rates and a 0.68 percent increase in electric rates). On an annualized basis, the rate increase will generate approximately $2 million in additional revenue.

Deferred Regulatory Assets and Liabilities. Our regulated utility operations are subject to the accounting guidance on Regulated Operations. We capitalize incurred costs, as regulatory assets, which are probable of recovery in future utility rates. Regulatory liabilities represent amounts expected to be refunded or credited to customers in rates. No regulatory assets or liabilities are currently earning a return.

Deferred Regulatory Assets and Liabilities As of December 31	2010	2009
Millions		
Deferred Regulatory Assets		
Future Benefit Obligations Under		
Defined Benefit Pension and Other Postretirement Plans *(a)*	$257.9	$235.8
Boswell Unit 3 Environmental Rider *(b)*	20.5	20.9
Deferred Fuel *(c)*	20.6	20.8
Income Taxes	17.3	15.7
Asset Retirement Obligation	7.8	6.3
Deferred MISO Costs	0.9	2.4
Premium on Reacquired Debt	1.8	2.0
Other	4.0	4.8
Total Deferred Regulatory Assets	$330.8	$308.7
Deferred Regulatory Liabilities		
Income Taxes	$23.4	$25.9
Plant Removal Obligations	16.9	16.9
Other	3.3	4.3
Total Deferred Regulatory Liabilities	$43.6	$47.1

(a) See Note 15. Pension and Other Postretirement Benefit Plans.

(b) MPUC-approved current cost recovery rider related to environmental improvements that were placed in service in November 2009. As part of our 2010 rate case, on November 2, 2010, the MPUC approved a proposal to move the rider balance to Property, Plant and Equipment to recover in rate base, which will be effective upon a final rate order.

(c) As of December 31, 2009, under our 2008 rate case, $5 million of this balance related to deferred fuel costs incurred under the former base cost of fuel calculation. During the fourth quarter of 2010, it was determined that the asset was no longer probable of recovery in future utility rates and was therefore written off.

Current and Non-Current Deferred Regulatory Assets and Liabilities As of December 31	2010	2009
Millions		
Total Current Deferred Regulatory Assets *(a)*	$20.6	$15.5
Total Non-Current Deferred Regulatory Assets	310.2	293.2
Total Deferred Regulatory Assets	$330.8	$308.7
Total Current Deferred Regulatory Liabilities	–	–
Total Non-Current Deferred Regulatory Liabilities	$43.6	$47.1
Total Deferred Regulatory Liabilities	$43.6	$47.1

(a) Current deferred regulatory assets consist of deferred fuel costs and are included in prepayments and other on the consolidated balance sheet.

Note 6. Investment in ATC

Investment in ATC. Our wholly-owned subsidiary, Rainy River Energy, owns approximately 8 percent of ATC, a Wisconsin-based utility that owns and maintains electric transmission assets in parts of Wisconsin, Michigan, Minnesota, and Illinois. ATC rates are FERC approved and are based on a 12.2 percent return on common equity dedicated to utility plant. We account for our investment in ATC under the equity method of accounting. As of December 31, 2010, our equity investment balance in ATC was $93.3 million ($88.4 million at December 31, 2009). On January 31, 2011, we invested an additional $0.8 million in ATC. In total, we expect to invest approximately $2 million throughout 2011.

Note 6. Investment in ATC (Continued)

ALLETE's Interest in ATC Year Ended December 31	2010	2009
Millions		
Equity Investment Beginning Balance	$88.4	$76.9
Cash Investments	1.6	7.8
Equity in ATC Earnings	17.9	17.5
Distributed ATC Earnings	(14.6)	(13.8)
Equity Investment Ending Balance	$93.3	$88.4

ATC Summarized Financial Data Balance Sheet Data As of December 31	2010	2009
Millions		
Current Assets	$59.9	$51.1
Non-Current Assets	2,888.4	2,767.3
Total Assets	$2,948.3	$2,818.4
Current Liabilities	$428.4	$285.5
Long-Term Debt	1,175.0	1,259.6
Other Non-Current Liabilities	84.9	76.9
Members' Equity	1,260.0	1,196.4
Total Liabilities and Members' Equity	$2,948.3	$2,818.4

Income Statement Data Year Ended December 31	2010	2009	2008
Millions			
Revenue	$556.7	$521.5	$466.6
Operating Expense	251.1	230.3	209.0
Other Expense	85.9	77.8	69.6
Net Income	$219.7	$213.4	$188.0
ALLETE's Equity in Net Income	$17.9	$17.5	$15.3

Note 7. Investments

Investments. At December 31, 2010, our long-term investment portfolio included the real estate assets of ALLETE Properties, debt and equity securities consisting primarily of securities held to fund employee benefits and land held-for-sale in Minnesota.

Other Investments As of December 31	2010	2009
Millions		
ALLETE Properties	$94.0	$93.1
Available-for-sale Securities *(a)*	25.2	29.5
Other	6.8	7.9
Total Other Investments	$126.0	$130.5

(a) As of December 31, 2010, our remaining $6.7 million of Auction Rate Securities were classified as short-term as they were called prior to December 31, 2010, and redeemed at carrying value on January 5, 2011.

Note 7. Investments (Continued)

ALLETE Properties **As of December 31**	**2010**	**2009**
Millions		
Land Held-for-Sale Beginning Balance	$74.9	$71.2
Additions during period:		
Deeds to Collateralized Property *(a)*	9.9	–
Capitalized Improvements and Other	1.2	5.6
Deductions during period: Cost of Real Estate Sold	–	(1.9)
Land Held-for-Sale Ending Balance	86.0	74.9
Long-Term Finance Receivables (net of allowances of $0.8 and $0.4) *(a)*	3.7	12.9
Other	4.3	5.3
Total Real Estate Assets	$94.0	$93.1

(a) The deeds to collateralized property resulted primarily from an entity which filed for voluntary Chapter 11 bankruptcy and were recorded at fair value net of estimated selling costs. The change in the long-term finance receivables was primarily a result of the same transaction.

Land Held-for-sale. Land held-for-sale is recorded at the lower of cost or fair value determined by the evaluation of individual land parcels. Land values are reviewed for impairment and no impairments were recorded for the year ended December 31, 2010 (none in 2009).

Long-Term Finance Receivables. As of December 31, 2010, long-term finance receivables were $3.7 million net of allowance ($12.9 million net of allowance as of December 31, 2009). Long-term finance receivables are collateralized by property sold, accrue interest at market-based rates and are net of an allowance for doubtful accounts. As of December 31, 2010, the reserve balance was due to an impairment of $0.8 million on a delinquent note receivable where the fair value of the collateralized property was less than the note balance ($0.3 million of impairments in 2009). This valuation technique constitutes a Level 3 non-recurring fair value measurement.

If a purchaser defaults on a sales contract, the legal remedy is usually limited to terminating the contract and retaining the purchaser's deposit. The property is then available for resale. In many cases, contract purchasers incur significant costs during due diligence, planning, designing and marketing the property before the contract closes, therefore they have substantially more at risk than the deposit.

In June 2010, ALLETE Properties received deeds in lieu of foreclosure to properties which had been sold in multiple transactions over various years to one purchaser. The properties were sold with seller financing, of which $7.0 million remained due and owing from the purchaser that filed for voluntary Chapter 11 bankruptcy protection in June 2009. The bankruptcy trustee approved the transfer of the properties back to ALLETE Properties in satisfaction of the amount owed. The fair value of the properties received net of selling expenses was $8.8 million. The receipt of properties resulted in a pretax gain of $0.7 million after reflecting other liabilities assumed and non-controlling interest.

Available-for-Sale Investments. We account for our available-for-sale portfolio in accordance with the guidance for certain investments in debt and equity securities. Our available-for-sale securities portfolio consisted of securities established to fund certain employee benefits and auction rate securities.

Available-For-Sale Securities **Million** **As of December 31**	**Cost**	**Gross Unrealized** **Gain**	 **(Loss)**	**Fair Value**
2010	$27.4	$0.2	$(2.4)	$25.2
2009	$33.1	$0.1	$(3.7)	$29.5
2008	$40.5	–	$(7.9)	$32.6

Year Ended December 31	**Net Proceeds**	**Gross Realized** **Gain**	 **(Loss)**	**Net Unrealized Gain (Loss) in Other Comprehensive Income**
2010	$(1.7)	–	–	$1.4
2009	$6.7	–	–	$4.5
2008	$17.5	$6.5	$(0.1)	$(9.7)

Auction Rate Securities. As of December 31, 2010, our ARS were classified as a short-term investment as the remaining balance of $6.7 million was redeemed at carrying value on January 5, 2011. As of December 31, 2009, our ARS were classified as long-term investments.

Note 8. Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). We utilize market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. We primarily apply the market approach for recurring fair value measurements and endeavor to utilize the best available information. Accordingly, we utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs, which are used to measure fair value, are prioritized through the fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 — Quoted prices are available in active markets for identical assets or liabilities as of the reported date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. This category includes primarily mutual fund investments held to fund employee benefits.

Level 2 — Pricing inputs are other than quoted prices in active markets, but are either directly or indirectly observable as of the reported date. The types of assets and liabilities included in Level 2 are typically either comparable to actively traded securities or contracts, such as treasury securities with pricing interpolated from recent trades of similar securities, or priced with models using highly observable inputs, such as commodity options priced using observable forward prices and volatilities. This category includes deferred compensation, fixed income securities, and derivative instruments consisting of cash flow hedges.

Level 3 — Significant inputs that are generally less observable from objective sources. The types of assets and liabilities included in Level 3 are those with inputs requiring significant management judgment or estimation, such as the complex and subjective models and forecasts used to determine the fair value. This category includes ARS consisting of guaranteed student loans and derivative instruments consisting of FTRs.

The following tables set forth by level within the fair value hierarchy, our assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2010, and December 31, 2009. Each asset and liability is classified based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement requires judgment, which may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

	At Fair Value as of December 31, 2010			
Recurring Fair Value Measures	**Level 1**	**Level 2**	**Level 3**	**Total**
Millions				
Assets:				
Equity Securities	$19.4	–	–	$19.4
Available-for-sale Securities				
Corporate Debt Securities	–	$7.5	–	7.5
Debt Securities Issued by States of the United States (ARS) *(a)*	–	–	$6.7	6.7
Total Available-for-sale Securities	–	7.5	6.7	14.2
Money Market Funds	0.8	–	–	0.8
Total Fair Value of Assets	$20.2	$7.5	$6.7	$34.4
Liabilities:				
Deferred Compensation	–	$13.3	–	$13.3
Total Fair Value of Liabilities	–	$13.3	–	$13.3
Total Net Fair Value of Assets (Liabilities)	$20.2	$(5.8)	$6.7	$21.1

(a) *The remaining $6.7 million of ARS were redeemed at carrying value on January 5, 2011.*

Recurring Fair Value Measures Activity in Level 3	**Derivatives**	**Debt Securities Issued by the States of the United States (ARS)**
Millions		
Balance as of December 31, 2009	$0.7	$6.7
Purchases, sales, issuances and settlements, net	(0.7)	–
Level 3 transfers in	–	–
Balance as of December 31, 2010 *(a)*	–	$6.7

(a) *The remaining $6.7 million of ARS were redeemed at carrying value on January 5, 2011.*

Note 8. Fair Value (Continued)

Recurring Fair Value Measures	At Fair Value as of December 31, 2009 Level 1	Level 2	Level 3	Total
Millions				
Assets:				
Equity Securities	$17.8	–	–	$17.8
Available-for-sale Securities				
Corporate Debt Securities	–	$6.4	–	6.4
Debt Securities Issued by States of the United States	–	–	$6.7	6.7
Total Available-for-sale Securities	–	6.4	6.7	13.1
Derivatives	–	–	0.7	0.7
Money Market Funds	1.4	–	–	1.4
Total Fair Value of Assets	$19.2	$6.4	$7.4	$33.0
Liabilities:				
Deferred Compensation	–	$14.6	–	$14.6
Total Fair Value of Liabilities	–	$14.6	–	$14.6
Total Net Fair Value of Assets (Liabilities)	$19.2	$(8.2)	$7.4	$18.4

Recurring Fair Value Measures Activity in Level 3	Derivatives	Debt Securities Issued by the States of the United States (ARS)
Millions		
Balance as of December 31, 2008	–	$15.2
Purchases, sales, issuances and settlements, net *(a)*	$0.7	(8.5)
Level 3 transfers in	–	–
Balance as of December 31, 2009	$0.7	$6.7

(a) ARS were redeemed during 2009 at carrying value.

The Company's policy is to recognize transfers in and transfers out as of the actual date of the event or change in circumstances that caused the transfer. For the year ended December 31, 2010 and 2009, there were no transfers in or out of Levels 1, 2 or 3.

Fair Value of Financial Instruments. With the exception of the items listed below, the estimated fair value of all financial instruments approximates the carrying amount. The fair value for the items below were based on quoted market prices for the same or similar instruments.

Financial Instruments	Carrying Amount	Fair Value
Millions		
Long-Term Debt, Including Current Portion		
December 31, 2010	$785.0	$796.7
December 31, 2009	$701.0	$734.8

Note 9. Short-Term and Long-Term Debt

Short-Term Debt. Total short-term debt outstanding as of December 31, 2010, was $14.4 million ($7.1 million at December 31, 2009) and consisted of long-term debt due within one year and notes payable. (See ALLETE consolidated balance sheet.)

As of December 31, 2010, we had bank lines of credit aggregating $154.0 million ($157.0 million at December 31, 2009), the majority of which expire in January 2012. We expect to enter into new bank lines of credit during 2011 to replace the expiring facility. These bank lines of credit are available to provide short-term bank loans and credit support for commercial paper. At December 31, 2010, $1.0 million ($69.2 million at December 31, 2009) was drawn on our lines of credit leaving a $153.0 million balance available for use ($87.8 million at December 31, 2009). In December 2009, we drew $65.0 million on our $150.0 million syndicated revolving credit facility to temporarily fund the purchase of the 250 kV DC transmission line. In February 2010, we issued $80.0 million of First Mortgage Bonds (Bonds) (see Long-Term Debt, below). We used the proceeds from the sale of the Bonds to pay off the outstanding amount drawn on the line, resulting in the $65.0 million borrowing under our line of credit being classified as long-term debt at December 31, 2009.

Note 9. Short-Term and Long-Term Debt (Continued)

On November 12, 2009, BNI Coal replaced a $6.0 million Promissory Note and Supplement (Line of Credit) with CoBANK, ACB with a $3.0 million Line of Credit and a $3.0 million term loan with CoBANK, ACB. The Line of Credit was renewed on December 22, 2010, and now expires on November 20, 2012. The Line of Credit is being used for general corporate purposes. As of December 31, 2010, $1.0 million was drawn on the Line of Credit. The $3.0 million term loan has a fixed interest rate of 5.19 percent and is payable in 28 equal quarterly installments commencing January 20, 2010, and ending on October 20, 2016.

Long-Term Debt. The aggregate amount of long-term debt maturing during 2011 is $13.4 million ($3.3 million in 2012; $73.9 million in 2013; $19.5 million in 2014; $16.3 million in 2015; and $658.6 million thereafter). Substantially all of our electric plant is subject to the lien of the mortgages collateralizing various First Mortgage Bonds. The mortgages contain non-financial covenants customary in utility mortgages, including restrictions on our ability to incur liens, dispose of assets, and merge with other entities.

In February 2010, we issued $80.0 million in principal amount of unregistered First Mortgage Bonds in the private placement market in three series as follows:

Issue Date	Maturity	Principal Amount	Interest Rate
February 17, 2010	April 15, 2021	$15 Million	4.85%
February 17, 2010	April 15, 2025	$30 Million	5.10%
February 17, 2010	April 15, 2040	$35 Million	6.00%

We used the proceeds from the sale of the bonds to pay off an outstanding balance of $65 million on our syndicated revolving credit facility, to fund utility capital investments and for general corporate purposes.

In August 2010, we issued $75.0 million in principal amount of unregistered First Mortgage Bonds in the private placement market in two series as follows:

Issue Date	Maturity	Principal Amount	Interest Rate
August 17, 2010	October 15, 2025	$30 Million	4.90%
August 17, 2010	April 15, 2040	$45 Million	5.82%

We used the proceeds to fund utility capital investments and for general corporate purposes.

For the February and August 2010 bond issuances (the Bonds), we have the option to prepay all or a portion of the Bonds at our discretion, subject to a make-whole provision. The Bonds are subject to the terms and conditions of our utility mortgage. The Bonds were sold in reliance on an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended, to institutional accredited investors.

Note 9. Short-Term and Long-Term Debt (Continued)

Long-Term Debt As of December 31	2010	2009
Millions		
First Mortgage Bonds		
4.86% Series Due 2013	$60.0	$60.0
6.94% Series Due 2014	18.0	18.0
7.70% Series Due 2016	20.0	20.0
8.17% Series Due 2019	42.0	42.0
5.28% Series Due 2020	35.0	35.0
4.85% Series Due 2021	15.0	–
4.95% Pollution Control Series F Due 2022	111.0	111.0
6.02% Series Due 2023	75.0	75.0
4.90% Series Due 2025	30.0	–
5.10% Series Due 2025	30.0	–
5.99% Series Due 2027	60.0	60.0
5.69% Series Due 2036	50.0	50.0
6.00% Series Due 2040	35.0	–
5.82% Series Due 2040	45.0	–
SWL&P First Mortgage Bonds		
7.25% Series Due 2013	10.0	10.0
Senior Unsecured Notes 5.99% Due 2017	50.0	50.0
Variable Demand Revenue Refunding Bonds Series 1997 A, B, and C Due 2012 – 2020	28.3	28.3
Industrial Development Revenue Bonds 6.5% Due 2025	6.0	6.0
Industrial Development Variable Rate Demand Refunding Revenue Bonds Series 2006 Due 2025	27.8	27.8
Line of Credit Facility *(a)*	–	65.0
Other Long-Term Debt, 1.0% – 8.0% Due 2011 – 2037	36.9	42.9
Total Long-Term Debt	785.0	701.0
Less: Due Within One Year	13.4	5.2
Net Long-Term Debt	$771.6	$695.8

(a) A portion of the proceeds from the issuance on February 17, 2010, of $80 million principal amount of First Mortgage Bonds due in 2021, 2025 and 2040, was used to repay the outstanding borrowings on the Line of Credit Facility as of December 31, 2009.

Financial Covenants. Our long-term debt arrangements contain customary covenants. In addition, our lines of credit and letters of credit supporting certain long-term debt arrangements contain financial covenants. The most restrictive covenant requires ALLETE to maintain a ratio of its Funded Debt to Total Capital (as the amounts are calculated in accordance with the respective long-term debt arrangements) of less than or equal to 0.65 to 1.00 measured quarterly. As of December 31, 2010, our ratio was approximately 0.43 to 1.00. Failure to meet this covenant would give rise to an event of default if not cured after notice from the lender, in which event ALLETE may need to pursue alternative sources of funding. Some of ALLETE's debt arrangements contain "cross-default" provisions that would result in an event of default if there is a failure under other financing arrangements to meet payment terms or to observe other covenants that would result in an acceleration of payments due. As of December 31, 2010, ALLETE was in compliance with its financial covenants.

Note 10. Commitments, Guarantees and Contingencies

Power Purchase Agreements. Our long-term PPAs have been evaluated under the accounting guidance for variable interest entities. We have determined that either we have no variable interest in the PPA, or where we do have variable interests, we are not the primary beneficiary; therefore, consolidation is not required. These conclusions are based on the fact that we do not have both control over activities that are most significant to the entity and an obligation to absorb losses or receive benefits from the entity's performance. Our financial exposure relating to these PPA is limited to our fixed capacity and energy payments.

Square Butte PPA. Minnesota Power has a power purchase agreement with Square Butte that extends through 2026 (Agreement). It provides a long-term supply of energy to customers in our electric service territory and enables Minnesota Power to meet power pool reserve requirements. Square Butte, a North Dakota cooperative corporation, owns a 455-MW coal-fired generating unit (Unit) near Center, North Dakota. The Unit is adjacent to a generating unit owned by Minnkota Power, a North Dakota cooperative corporation whose Class A members are also members of Square Butte. Minnkota Power serves as the operator of the Unit and also purchases power from Square Butte.

Note 10. Commitments, Guarantees and Contingencies (Continued)

Minnesota Power is obligated to pay its pro rata share of Square Butte's costs based on Minnesota Power's entitlement to Unit output. Our output entitlement under the Agreement is 50 percent for the remainder of the contract, subject to the provisions of the Minnkota power sales agreement described below. Minnesota Power's payment obligation will be suspended if Square Butte fails to deliver any power, whether produced or purchased, for a period of one year. Square Butte's costs consist primarily of debt service, operating and maintenance, depreciation and fuel expenses. We expect debt service, operating and maintenance and depreciation expenses for Square Butte to increase in 2011 due to environmental compliance obligations. As of December 31, 2010, Square Butte had total debt outstanding of $379.6 million. Annual debt service for Square Butte is expected to be approximately $39 million in each of the five years, 2011 through 2015. Fuel expenses are recoverable through our fuel adjustment clause and include the cost of coal purchased from BNI Coal, our subsidiary, under a long-term contract.

Minnesota Power's cost of power purchased from Square Butte during 2010 was $55.2 million ($53.9 million in 2009; $56.7 million in 2008). This reflects Minnesota Power's pro rata share of total Square Butte costs, based on the 50 percent output entitlement in 2010 (50 percent in 2009; 55 percent in 2008). Included in this amount was Minnesota Power's pro rata share of interest expense of $10.2 million in 2010 ($11.0 million in 2009; $11.6 million in 2008). Minnesota Power's payments to Square Butte are approved as a purchased power expense for ratemaking purposes by both the MPUC and the FERC.

Minnkota Power Sales Agreement. In conjunction with the purchase of the existing 250 kV DC transmission line from Square Butte on December 31, 2009, Minnesota Power entered into a contingent power sales agreement with Minnkota Power. Under the power sales agreement, Minnesota Power will sell a portion of its output from Square Butte to Minnkota, resulting in Minnkota's net entitlement increasing and Minnesota Power's net entitlement decreasing until Minnesota Power's share is eliminated at the end of 2025.

No power will be sold under this agreement until Minnkota Power has placed in service a new AC transmission line, which is anticipated to occur in 2013. This new AC transmission line will allow Minnkota to transmit its entitlement from Square Butte directly to its customers, which, in turn, will provide Minnesota Power with additional capacity on the DC line to transmit new wind generation.

Wind PPA. In 2006 and 2007, we entered into two long-term wind PPA with an affiliate of NextEra Energy, Inc. to purchase the output from two wind facilities, Oliver Wind I (50 MW) and Oliver Wind II (48 MW), located near Center, North Dakota. Each agreement is for 25 years and provides for the purchase of all output from the facilities at fixed prices. There are no fixed capacity charges, and we only pay for energy as it is delivered to us.

Hydro PPA. We have a PPA with Manitoba Hydro that began in May 2009 and expires in April 2015. Under the agreement with Manitoba Hydro, Minnesota Power is currently purchasing 50 MW of capacity and the energy associated with that capacity. Both the capacity price and the energy price are adjusted annually by the change in a governmental inflationary index.

On April 30, 2010, Minnesota Power signed a definitive agreement with Manitoba Hydro, subject to MPUC approval, to purchase surplus energy beginning in May 2011 through April 2022. This energy-only transaction primarily consists of surplus hydro energy on Manitoba Hydro's system that is delivered to Minnesota Power on a non-firm basis. The pricing is based on forward market prices. Under this agreement with Manitoba Hydro, Minnesota Power will be purchasing at least one million MWh of energy over the contract term. On September 1, 2010, we filed a petition with the MPUC to approve our PPA with Manitoba Hydro. On October 28, 2010, the OES filed comments recommending approval.

North Dakota Wind Development. On December 31, 2009, we purchased an existing 250 kV DC transmission line from Square Butte for $69.7 million. The 465-mile transmission line runs from Center, North Dakota, to Duluth, Minnesota. We use this line to transport increasing amounts of wind energy from North Dakota while gradually phasing out coal-based electricity currently being delivered to our system over this transmission line from Square Butte's lignite coal-fired generating unit.

Bison 1 is a two phase, 82 MW wind project in North Dakota. All permitting has been received and the first phase was completed in 2010. Phase one included construction of a 22-mile, 230 kV transmission line and the installation of 16 2.3 MW wind turbines, all of which were in-service at the end of 2010. Phase two is expected to be completed late in 2011 and consists of the installation of 15 3.0 MW wind turbines. Bison 1 is expected to have a total capital cost of approximately $177 million, of which $121 million was spent through December 31, 2010. In 2009, the MPUC approved Minnesota Power's petition seeking current cost recovery eligibility for investments and expenditures related to Bison 1, and in July 2010, the MPUC approved our petition establishing rates effective August 1, 2010.

Leasing Agreements. BNI Coal is obligated to make lease payments for a dragline totaling $2.8 million annually for the lease term which expires in 2027. BNI Coal has the option at the end of the lease term to renew the lease at fair market value, to purchase the dragline at fair market value, or to surrender the dragline and pay a $3.0 million termination fee. We lease other properties and equipment under operating lease agreements with terms expiring through 2016. The aggregate amount of minimum lease payments for all operating leases is $8.1 million in 2011, $8.4 million in 2012, $8.5 million in 2013, $8.7 million in 2014, $8.4 million in 2015 and $44.7 million thereafter. Total rent and lease expense was $9.4 million in 2010 ($9.3 million in 2009; $8.5 million in 2008).

Note 10. Commitments, Guarantees and Contingencies (Continued)

Coal, Rail and Shipping Contracts. We have coal supply agreements and transportation agreements providing for the purchase and delivery of a significant portion of our coal requirements. These coal and transportation agreements, including option terms, expire in various years between 2011 and 2015. Our minimum annual payment obligation for 2011 is $41.0 million, 2012 is $1.6 million, and 2013 is $1.4 million. Our minimum annual payment obligations will increase when annual nominations are made for coal deliveries in future years. The delivered costs of fuel for Minnesota Power's generation are recoverable from Minnesota Power's utility customers through the fuel adjustment clause.

CapX2020 Transmission Projects. Minnesota Power is a participant in the CapX2020 initiative which represents an effort to ensure electric transmission and distribution reliability in Minnesota and the surrounding region for the future. CapX2020, which consists of electric cooperatives, municipals and investor-owned utilities, including Minnesota's largest transmission owners, has assessed the transmission system and projected growth in customer demand for electricity through 2020. Studies show that the region's transmission system will require major upgrades and expansion to accommodate increased electricity demand as well as support renewable energy expansion through 2020. As future CapX2020 projects are identified, Minnesota Power may elect to participate on a project–by-project basis.

Minnesota Power is currently participating in three CapX2020 projects: the Fargo to St. Cloud project, the Monticello to St. Cloud project, which together total a 238-mile, 345 kV line from Fargo to Monticello, and the 70-mile, 230 kV line between Bemidji and Minnesota Power's Boswell Energy Center near Grand Rapids, Minnesota. Based on projected costs of the three transmission lines and the percentage agreements among participating utilities, Minnesota Power plans to invest between $100 million and $125 million in the CapX2020 initiative through 2015, of which $11.3 million was spent through December 31, 2010.

In July 2010, the MPUC granted a route permit for the 28-mile 345 kV transmission line between Monticello and St. Cloud. Construction of the project is expected to be complete in late 2011. The 210-mile 345 kV transmission line from St. Cloud to Fargo is expected to be complete by 2015. Construction for the Bemidji to Grand Rapids 230 kV line project commenced in January 2011.

We have an approved cost recovery rider in place for certain transmission expenditures, and our current billing factor was approved by the MPUC in June 2009. The billing factor allows us to charge our retail customers on a current basis for the costs of constructing certain transmission facilities plus a return on the capital invested. In our 2010 rate case we moved completed transmission projects from the current cost recovery rider to base rates. In July 2010, we filed for an updated billing factor that includes additional transmission projects and expenses, including the CapX2020 projects, which we expect to be approved in early 2011.

Environmental Matters.

Our businesses are subject to regulation of environmental matters by various federal, state and local authorities. Currently, a number of regulatory changes to the Clean Air Act, the Clean Water Act, and various waste management requirements are under consideration by both Congress and the EPA. Minnesota Power's fossil fuel facilities will likely be subject to regulation under these proposals. Our intention is to reduce our exposure to these requirements by reshaping our generation portfolio, over time, to reduce our reliance on coal.

We consider our businesses to be in substantial compliance with currently applicable environmental regulations and believe all necessary permits to conduct such operations have been obtained. Due to future restrictive environmental requirements through legislation and/or rulemaking, we anticipate that potential expenditures for environmental matters will be material and will require significant capital investments.

We review environmental matters on a quarterly basis. Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. These accruals are adjusted periodically as assessment and remediation efforts progress or as additional technical or legal information become available. Accruals for environmental liabilities are included in the consolidated balance sheet at undiscounted amounts and exclude claims for recoveries from insurance or other third parties. Costs related to environmental contamination treatment and cleanup are charged to expense unless recoverable in rates from customers.

Air. The electric utility industry is heavily regulated both at the Federal and State level to address air emissions. Minnesota Power's generating facilities mainly burn low-sulfur western sub-bituminous coal. Square Butte, located in North Dakota, burns lignite coal. All of Minnesota Power's generating facilities are equipped with pollution control equipment such as scrubbers, bag houses, and low NO_x technologies. At this time, these facilities are substantially compliant with applicable emission requirements.

New Source Review. In August 2008, Minnesota Power received a Notice of Violation (NOV) from the United States EPA asserting violations of the New Source Review (NSR) requirements of the Clean Air Act at Boswell Units 1-4 and Laskin Unit 2. The NOV asserts that seven projects undertaken at these coal-fired plants between the years 1981 and 2000 should have been reviewed under the NSR requirements, and that the Boswell Unit 4 Title V permit was violated. Minnesota Power believes the projects were in full compliance with the Clean Air Act, NSR requirements and applicable permits.

We are engaged in discussions with the EPA regarding resolution of these matters, but we are unable to predict the outcome of these discussions. Since 2006, Minnesota Power has significantly reduced emissions at Laskin and Boswell, and continues to reduce emissions at Boswell. The resolution could result in civil penalties and the installation of control technology, some of which is already planned or completed for other regulatory requirements. Any costs of installing pollution control technology would likely be eligible for recovery in rates over time subject to MPUC and FERC approval in a rate proceeding. We are unable to predict the ultimate financial impact or the resolution of these matters at this time.

EPA Transport Rule. On July 6, 2010, the EPA proposed a rule known as the Transport Rule (TR) requiring 31 states, including Minnesota and the District of Columbia, to reduce power plant SO_2 and NO_x emissions that can significantly contribute to ozone and fine particle pollution problems in other states. If adopted, the TR will replace the Clean Air Interstate Rule (CAIR) that was issued by the EPA in March 2005. Minnesota was included as one of the original 28 CAIR states but, following Minnesota Power's successful challenge to CAIR, the EPA granted an administrative stay of the CAIR requirements in Minnesota while it prepared the TR. The proposed TR responds to the United States Court of Appeals for the District of Columbia Circuit's remand of CAIR by replacing and reforming provisions to address updated air quality standards, improved emissions data and reformed emissions transport modeling.

The EPA took public comments on the proposed rule through October 1, 2010, and plans to finalize the rule in June 2011. Emissions reductions are proposed to take effect in 2012, within one year of projected finalization of the rule.

The EPA has not yet determined whether trading of emission allowances between regulated generating units or states may be implemented. Since 2006, we have made substantial investments in pollution control equipment at our Laskin, Taconite Harbor and Boswell generating units which have significantly reduced emissions. These reductions may satisfy Minnesota Power's obligations with respect to these requirements. We are unable to predict any additional compliance costs we might incur at this time.

Minnesota Regional Haze. The federal regional haze rule requires states to submit state implementation plans (SIPs) to the EPA to address regional haze visibility impairment in 156 federally-protected parks and wilderness areas. Under the regional haze rule, certain large stationary sources, put in place between 1962 and 1977, with emissions contributing to visibility impairment are required to install emission controls, known as Best Available Retrofit Technology (BART). We have two steam units, Boswell Unit 3 and Taconite Harbor Unit 3, which are subject to BART requirements.

Pursuant to the regional haze rule, Minnesota was required to develop its SIP by December 2007. As a mechanism for demonstrating progress towards meeting the long-term regional haze goal, in April 2007 the MPCA advanced a draft conceptual SIP which relied on the implementation of CAIR. However, a formal SIP was not filed at that time due to the United States Court of Appeals for the District of Columbia Circuit's remand of CAIR. Subsequently, the MPCA requested that companies with BART eligible units complete and submit a BART emissions control retrofit study, which was completed for Taconite Harbor Unit 3 in November 2008. The retrofit work completed in 2009 at Boswell Unit 3 meets the BART requirements for that unit. In December 2009, the MPCA approved the SIP for submittal to the EPA for its review and approval. Approval by the EPA is pending on whether to approve the Minnesota SIP. If approved, Minnesota Power will have five years to bring Taconite Harbor Unit 3 into compliance. It is uncertain what controls will ultimately be required at Taconite Harbor Unit 3 in connection with the regional haze rule.

EPA National Emission Standards for Hazardous Air Pollutants (NESHAPs) for Electric Utility Units. Under Section 112 of the Clean Air Act, the EPA is required to set emission standards for hazardous air pollutants for certain source categories. In December 2009, Minnesota Power and other utilities received an Information Collection Request from the EPA requiring that emissions data be provided and stack testing be performed in order to develop a database upon which to base future regulations. On March 30, 2010, Minnesota Power responded to the Information Collection Request. Stack testing was completed during the third quarter of 2010 and the results were submitted to the EPA. The EPA is subject to a consent decree which requires the EPA to propose a utility NESHAPs rule by March 2011, with the final rule by November 2011. As part of the NESHAPs rulemaking, EPA will develop Maximum Achievable Control Technology standards for utilities. Costs for complying with potential future mercury and other hazardous air pollutant regulations under the Clean Air Act cannot be estimated at this time.

Minnesota Mercury Emission Reduction Act. Under Minnesota law, a mercury emissions reduction plan for Boswell Unit 4 is required to be submitted by July 1, 2015, with implementation no later than December 31, 2018. The statute also calls for an evaluation of a mercury control alternative which provides for environmental and public health benefits without imposing excessive costs on the utility's customers. Costs for the Boswell Unit 4 emission reduction plan cannot be estimated at this time.

Note 10. Commitments, Guarantees and Contingencies (Continued)
Environmental Matters (Continued)

Proposed and Finalized National Ambient Air Quality Standards. The EPA is required to review the National Ambient Air Quality Standards (NAAQS) every five years. Each state is required to adopt plans describing how they will reduce emissions to attain these NAAQS if the state's air quality is not in compliance with a NAAQS. These state plans often include more stringent air emission limitations on sources of air pollutants in the state. Four NAAQS have either recently been revised, or are currently proposed for revision, as described below.

Ozone NAAQS. The EPA is proposing to more stringently control emissions that result in ground level ozone. In January 2010, the EPA proposed to reduce the eight-hour ozone standard and to adopt a secondary standard for the protection of sensitive vegetation from ozone-related damage. The EPA expects to issue final standards by July 2011. As proposed, states have until early 2014 to submit plans outlining how they will meet the standards.

Particulate Matter NAAQS. The EPA finalized the NAAQS Particulate Matter standards in September 2006. The EPA established a more stringent 24-hour average fine particulate ($PM_{2.5}$) standard and kept the annual average fine particulate matter standard and the 24-hour coarse particulate matter standard unchanged. The District of Columbia Circuit Court of Appeals has remanded the $PM_{2.5}$ standard to the EPA, requiring consideration of lower annual average standard values. The EPA has indicated that ambient air quality monitoring for 2008 through 2010 will be used as a basis for states to characterize their attainment status. The EPA plans to finalize the new $PM_{2.5}$ standards in 2011, and state attainment status determination will likely not occur prior to 2013. As early as late 2014, affected sources would have to take additional control measures if modeling demonstrates non-compliance at the property boundary.

SO_2 and NO_2 NAAQS. The EPA recently finalized a new one-hour NAAQS for SO_2 and NO_2. Monitor data indicates that Minnesota will likely be in compliance with these new standards; however, the SO_2 NAAQS also requires the EPA to evaluate modeling data to determine attainment. It is unclear what the outcome of this evaluation will be. These NAAQS could also result in more stringent emission limits on our steam generating facilities, possibly resulting in additional control measures on some of our units.

We are unable to predict the nature or timing of any additional NAAQS regulation or compliance costs we might incur at this time.

Climate Change. Minnesota Power is addressing climate change by taking the following steps that also ensure reliable and environmentally compliant generation resources to meet our customer's requirements:

- Expand our renewable energy supply.
- Improve the efficiency of our coal-based generation facilities, as well as other process efficiencies.
- Provide energy conservation initiatives for our customers and engage in other demand side efforts.
- Support research of technologies to reduce carbon emissions from generation facilities and support carbon sequestration efforts.
- Achieve overall carbon emission reductions.

The scientific community generally accepts that emissions of GHGs are linked to global climate change. Climate change creates physical and financial risk. These physical risks could include, but are not limited to, increased or decreased precipitation and water levels in lakes and rivers; increased temperatures; and the intensity and frequency of extreme weather events. These all have the potential to affect the Company's business and operations.

Midwestern Greenhouse Gas Reduction Accord. Minnesota is also participating in the Midwestern Greenhouse Gas Reduction Accord (the Accord), a regional effort to develop a multi-state approach to GHG emission reductions. The Accord includes an agreement to develop a multi-sector cap-and-trade system to help meet the targets established by the group.

EPA Regulation of GHG Emissions. On May 13, 2010, the EPA issued the final Prevention of Significant Deterioration (PSD) and Title V Greenhouse Gas Tailoring Rule (Tailoring Rule). The PSD/Tailoring Rule establishes permitting thresholds required to address GHG emissions for new facilities, at existing facilities that undergo major modifications, and at other facilities characterized as major sources under the Clean Air Act's Title V program.

For our existing facilities, the rule does not require amending our existing Title V Operating Permits to include GHGs requirements. Implementation of the requirement to add GHG provisions to permits will be completed at the state level in Minnesota by the MPCA when the Title V permits are renewed. However, installation of new units or modification of existing units resulting in a significant increase in GHG emissions will require obtaining PSD permits and amending our operating permits to demonstrate that Best Available Control Technology (BACT) is being used at the facility to control GHG emissions. The EPA has defined significant emissions increase for existing sources as a GHG increase of 75,000 tons per year or more of total GHG on a CO_2 equivalent basis.

In late 2010, the EPA issued guidance to permitting authorities and affected sources to facilitate incorporation of the Tailoring Rule permitting requirements into the Title V and PSD permitting programs. The guidance stated that the project-specific top-down BACT determination process used for other pollutants will also be used to determine BACT for GHG emissions. Through sector-specific white papers, EPA also provided examples and technical summaries of GHG emission control technologies and techniques EPA considers available or likely to be available to sources. It is possible these control technologies could be determined to be BACT on a project by project basis. In the near term, one option appears to be energy efficiency maximization.

Legal challenges to the EPA's regulation of GHG emissions, including the Tailoring Rule, have been filed and are awaiting judicial determination. Comments to the Permitting Guidance were also submitted and may be addressed by EPA in the form of revised guidance documents.

We cannot predict the nature or timing of any additional GHG legislation or regulation. Although we are unable to predict the compliance costs we might incur, the costs could have a material impact on our financial results.

Coal Ash Management Facilities. Minnesota Power generates coal ash at all five of its steam electric stations. Two facilities store ash in onsite impoundments (ash ponds) with engineered liners and containment dikes. Another facility stores dry ash in a landfill with an engineered liner and leachate collection system. Two facilities generate a combined wood and coal ash that is either land applied as an approved beneficial use, or trucked to state permitted landfills. On June 18, 2010, the EPA proposed regulations for coal combustion residuals generated by the electric utility sector. The proposal sought comments on three general regulatory schemes for coal ash. Public comments were submitted to the EPA by November 19, 2010. We are unable to predict the compliance costs we might incur; however, there is the possibility they could have a material impact.

Manufactured Gas Plant Site. We are reviewing and addressing environmental conditions at a former manufactured gas plant site within the City of Superior, Wisconsin, and formerly operated by SWL&P. We have been working with the WDNR to determine the extent of contamination and the remediation of contaminated locations. At December 31, 2010, we have a $0.5 million liability for this site, and a corresponding regulatory asset as we expect recovery of remediation costs to be allowed by the PSCW.

Other Matters

BNI Coal. As of December 31, 2010, BNI Coal had surety bonds outstanding of $18.4 million related to the reclamation liability for closing costs associated with its mine and mine facilities. Although the coal supply agreements obligate the customers to provide for the closing costs, additional assurance is required by federal and state regulations. In addition to the surety bonds, BNI Coal has secured a letter of credit with CoBANK ACB for an additional $10.0 million, of which $6.7 million is needed to meet the requirements for BNI Coal's total reclamation liability currently estimated at $25.1 million. BNI Coal does not believe it is likely that any of these outstanding bonds will be drawn upon.

ALLETE Properties. As of December 31, 2010, ALLETE Properties, through its subsidiaries, had surety bonds outstanding of $11.6 million primarily related to performance and maintenance obligations to governmental entities to construct improvements in their various projects. The remaining work to be completed on these improvements is estimated to be approximately $9.0 million, and ALLETE Properties does not believe it is likely that any of these outstanding bonds will be drawn upon.

Community Development District Obligations. In March 2005, the Town Center District issued $26.4 million of tax-exempt, 6 percent capital improvement revenue bonds; and in May 2006, the Palm Coast Park District issued $31.8 million of tax-exempt, 5.7 percent special assessment bonds. The capital improvement revenue bonds and the special assessment bonds are payable through property tax assessments on the land owners over 31 years (by May 1, 2036, and 2037, respectively). The bond proceeds were used to pay for the construction of a portion of the major infrastructure improvements in each district, and to mitigate traffic and environmental impacts. The bonds are payable from and secured by the revenue derived from assessments imposed, levied and collected by each district. The assessments were billed to the landowners in November 2006, for Town Center and November 2007, for Palm Coast Park. To the extent that we still own land at the time of the assessment, we will incur the cost of our portion of these assessments, based upon our ownership of benefited property. At December 31, 2010, we owned 69 percent of the assessable land in the Town Center District (69 percent at December 31, 2009) and 93 percent of the assessable land in the Palm Coast Park District (86 percent at December 31, 2009). At these ownership levels our annual assessments are $1.4 million for Town Center and $2.1 million for Palm Coast Park. As we sell property, the obligation to pay special assessments will pass to the new landowners. Under current accounting rules, these bonds are not reflected as debt on our consolidated balance sheet.

Note 10. Commitments, Guarantees and Contingencies (Continued)

Legal Proceedings. In January 2011, the Company was named as a defendant in a lawsuit in the Sixth Judicial District for the State of Minnesota by one of our customer's, United Taconite, LLC, property and business interruption insurers. In October 2006, United Taconite experienced a fire as a result of the failure of certain electrical protective equipment. The equipment at issue in the incident was not owned, designed, or installed by Minnesota Power, but Minnesota Power had provided testing and calibration services related to the equipment. The lawsuit alleges approximately $20 million in damages related to the fire. The Company believes that it has strong defenses to the lawsuit and intends to vigorously assert such defenses. An expense related to any damages that may result from the lawsuit has not been recorded as of December 31, 2010, because a potential loss is not currently probable or reasonably estimable; however, the Company believes it has adequate insurance coverage for potential loss.

Other. We are involved in litigation arising in the normal course of business. Also in the normal course of business, we are involved in tax, regulatory and other governmental audits, inspections, investigations and other proceedings that involve state and federal taxes, safety, compliance with regulations, rate base and cost of service issues, among other things. While the resolution of such matters could have a material effect on earnings and cash flows in the year of resolution, none of these matters are expected to materially change our present liquidity position, or have a material adverse effect on our financial condition.

Note 11. Common Stock and Earnings Per Share

Summary of Common Stock	Shares	Equity
	Thousands	Millions
Balance as of December 31, 2007	30,827	$461.2
2008 Employee Stock Purchase Plan	17	0.6
Invest Direct	161	6.9
Options and Stock Awards	24	4.6
Equity Issuance Program	1,556	60.8
Balance as of December 31, 2008	32,585	$534.1
2009 Employee Stock Purchase Plan	24	0.7
Invest Direct	456	13.6
Options and Stock Awards	8	1.1
Equity Issuance Program	1,685	51.9
Contributions to Pension	463	12.0
Balance as of December 31, 2009	35,221	$613.4
2010 Employee Stock Purchase Plan	19	0.6
Invest Direct	346	11.7
Options and Stock Awards	51	4.4
Equity Issuance Program	180	6.0
Balance as of December 31, 2010	35,817	$636.1

Equity Issuance Program. We entered into a distribution agreement with KCCI, Inc., in February 2008, as amended, with respect to the issuance and sale of up to an aggregate of 6.6 million shares of our common stock, without par value. For the year ended December 31, 2010, 0.2 million shares of common stock were issued under this agreement resulting in net proceeds of $6.0 million. During 2009, 1.7 million shares of common stock were issued for net proceeds of $51.9 million. As of December 31, 2010, approximately 3.1 million shares of common stock remain available for issuance pursuant to the amended distribution agreement. The shares issued in 2010 and 2009 were offered for sale, from time to time, in accordance with the terms of the amended distribution agreement pursuant to Registration Statement No. 333-147965. The remaining shares may be offered for sale, from time to time, in accordance with the terms of the amended distribution agreement pursuant to Registration Statement No. 333-170289.

Authorized Common Stock. On May 12, 2009, shareholders approved an amendment to the Company's Amended and Restated Articles of Incorporation to increase the number of authorized shares of common stock from 43.3 million to 80.0 million.

Earnings Per Share. The difference between basic and diluted earnings per share arises, if any, from outstanding stock options, non-vested restricted stock, and performance share awards granted under our Executive and Director Long-Term Incentive Compensation Plans. In accordance with accounting standards for earnings per share, for 2010, 0.5 million options to purchase shares of common stock were excluded from the computation of diluted earnings per share because the option exercise prices were greater than the average market prices, and therefore, their effect would be anti-dilutive (0.6 million shares were excluded for 2009 and 0.6 million in 2008).

Note 11. Common Stock and Earnings Per Share (Continued)

Reconciliation of Basic and Diluted Earnings Per Share Year Ended December 31	Basic	Dilutive Securities	Diluted
Millions Except Per Share Amounts			
2010			
Net Income Attributable to ALLETE	$75.3	–	$75.3
Common Shares	34.2	0.1	34.3
Per Share of Common Stock	$2.20	–	$2.19
2009			
Net Income Attributable to ALLETE	$61.0	–	$61.0
Common Shares	32.2	–	32.2
Per Share of Common Stock	$1.89	–	$1.89
2008			
Net Income Attributable to ALLETE	$82.5	–	$82.5
Common Shares	29.2	0.1	29.3
Per Share of Common Stock	$2.82	–	$2.82

Note 12. Other Income (Expense)

Year Ended December 31	2010	2009	2008
Millions			
AFUDC - Equity	$4.2	$5.8	$3.3
Investments and Other Income (a)	0.4	(4.0)	12.3
Total Other Income	$4.6	$1.8	$15.6

(a) In 2008, Investment and Other Income included a gain from the sale of certain available-for-sale securities. The gain was triggered when securities were sold to reallocate investments to meet defined investment allocations based upon an approved investment strategy.

Note 13. Income Tax Expense

On March 23, 2010, the Patient Protection and Affordable Care Act, which was subsequently amended on March 30, 2010, was signed into law by the President. The law includes provisions to generate tax revenue to help offset the cost of the new legislation. One of the provisions changes the tax treatment for retiree prescription drug expenses by eliminating the tax deduction for expenses that are reimbursed under Medicare Part D, beginning January 1, 2013. Based on this provision, we are subject to additional taxes in the future and were required to reverse previously recorded tax benefits in the period of enactment. Consequently, the elimination of the previously recorded tax benefit resulted in a non-recurring charge to net income of $4.0 million in 2010. On October 8, 2010, we submitted a filing with the MPUC to request deferral of the retail portion of Medicare Part D of this legislation. As we are unable to predict the outcome at this time, we have not deferred any portion of this amount as a regulatory asset.

Note 13. Income Tax Expense (Continued)

Income Tax Expense Year Ended December 31	2010	2009	2008
Millions			
Current Tax Expense (Benefit)			
Federal *(a)*	$(23.0)	$(42.6)	$6.2
State	1.3	(1.8)	(1.6)
Total Current Tax Expense (Benefit)	(21.7)	(44.4)	4.6
Deferred Tax Expense			
Federal *(b)*	61.4	66.0	29.3
State	5.3	10.3	13.4
Change in Valuation Allowance	0.2	(0.1)	(2.9)
Investment Tax Credit Amortization	(0.9)	(1.0)	(1.0)
Total Deferred Tax Expense	66.0	75.2	38.8
Total Income Tax Expense	$44.3	$30.8	$43.4

(a) *The 2010 federal current tax benefit is primarily due to the implementation of tax planning initiatives and bonus depreciation provisions in the Tax Relief, Unemployment Insurance Reauthorization and Job Creation Act of 2010 and the Small Business Jobs Act of 2010. The 2009 federal current tax benefit is primarily due to bonus depreciation provisions of the American Recovery and Reinvestment Act of 2009.*

(b) *The 2010 federal deferred tax expense is primarily due to tax planning initiatives and bonus depreciation provisions of the Small Business Jobs Act of 2010 and the Tax Relief, Unemployment Insurance Reauthorization and Job Creation Act of 2010. Also included in 2010 is a one-time charge of $4.0 million as a result of the Patient Protection and Affordable Care Act. The 2009 federal deferred tax expense is primarily due to bonus depreciation provisions of the American Recovery and Reinvestment Act of 2009.*

Reconciliation of Taxes from Federal Statutory Rate to Total Income Tax Expense Year Ended December 31	2010	2009	2008
Millions			
Income Before Non-Controlling Interest and Income Taxes	$119.1	$91.5	$126.4
Statutory Federal Income Tax Rate	35%	35%	35%
Income Taxes Computed at 35 percent Statutory Federal Rate	$41.7	$32.0	$44.2
Increase (Decrease) in Tax Due to:			
State Income Taxes – Net of Federal Income Tax Benefit	4.5	5.4	4.8
Impact of Patient Protection and Affordable Care Act	4.0	–	–
Regulatory Differences for Utility Plant	(2.0)	(2.5)	(1.6)
Production Tax Credit	(1.6)	(1.2)	(0.4)
Other	(2.3)	(2.9)	(3.6)
Total Income Tax Expense	$44.3	$30.8	$43.4

The effective tax rate on income was 37.2 percent for 2010 (33.7 percent for 2009; 34.3 percent for 2008).

Note 13. Income Tax Expense (Continued)

Deferred Tax Assets and Liabilities **As of December 31**	**2010**	**2009**
Millions		
Deferred Tax Assets		
Employee Benefits and Compensation *(a)*	$121.8	$118.2
Property Related	51.1	46.5
NOL and Tax Credit Carryforward	28.2	–
Investment Tax Credits	9.7	10.0
Other	12.7	14.4
Gross Deferred Tax Assets	223.5	189.1
Deferred Tax Asset Valuation Allowance	(0.5)	(0.3)
Total Deferred Tax Assets	$223.0	$188.8
Deferred Tax Liabilities		
Property Related	$387.2	$294.1
Regulatory Asset for Benefit Obligations	105.8	96.5
Unamortized Investment Tax Credits	13.7	14.1
Partnership Basis Differences	19.4	14.6
Other	27.3	28.2
Total Deferred Tax Liabilities	$553.4	$447.5
Net Deferred Income Taxes	$330.4	$258.7
Recorded as:		
Net Current Deferred Tax Liabilities *(b)*	$5.2	$5.6
Net Long-Term Deferred Tax Liabilities	325.2	253.1
Net Deferred Income Taxes	$330.4	$258.7

(a) Includes unfunded employee benefits
(b) Included in Other Current Liabilities.

NOL and Tax Credit Carryforwards **Year Ended December 31**	**2010**	**2009**
Millions		
Federal NOL carryforward *(a)*	$62.0	$7.3
Federal tax credit carryforwards	3.7	1.9
State NOL carryforward *(a)*	71.7	59.6
State tax credit carryforwards, net of federal detriment	1.7	0.1

(a) Pretax amounts

In 2010 we had federal and state NOLs and tax credit carryforwards primarily due to bonus depreciation provisions in the Tax Relief, Unemployment Insurance Reauthorization and Job Creation Act of 2010 and the Small Business Jobs Act of 2010. The 2010 federal NOL will be partially utilized by carrying it back against prior years' income with the remainder carried forward to offset future years' income. We expect to fully utilize the federal NOL and tax credit carryforwards; therefore a deferred tax asset has been recorded to recognize the resulting tax benefit. The state NOL and tax credits will be carried forward to future tax years. We have established a valuation allowance against certain state NOL and tax credits that we do not expect to utilize before their expiration. The 2009 federal and state NOL were primarily due to bonus depreciation provisions in the American Recovery and Reinvestment Act of 2009. The federal and state carryforward periods expire between 2014 and 2030.

Gross Unrecognized Income Tax Benefits	**2010**	**2009**	**2008**
Millions			
Balance at January 1	$9.5	$8.0	$5.3
Additions for Tax Positions Related to the Current Year	–	0.5	0.7
Reductions for Tax Positions Related to the Current Year	(0.2)	–	–
Additions for Tax Positions Related to Prior Years	4.4	1.0	4.5
Reduction for Tax Positions Related to Prior Years	–	–	(2.5)
Settlements	(0.3)	–	–
Lapse of Statute	(1.1)	–	–
Balance as of December 31	$12.3	$9.5	$8.0

Note 13. Income Tax Expense (Continued)

The gross unrecognized tax benefits as of December 31, 2010, includes $0.6 million of net unrecognized tax benefits that, if recognized, would affect the annual effective income tax rate.

As of December 31, 2010, we had $0.7 million ($0.9 million for 2009 and $0.6 million for 2008) of accrued interest related to unrecognized tax benefits included in the consolidated balance sheet. We classify interest related to unrecognized tax benefits as interest expense and tax-related penalties in operating expenses in the consolidated statement of income. In 2010, we recognized a $0.2 million reduction of interest expense (interest expense of $0.4 million for 2009 and $0.4 million for 2008). There were no penalties recognized for 2010, 2009 or 2008.

We file a consolidated federal income tax return in the United States and state income tax returns in various jurisdictions. ALLETE is currently under examination by the IRS for the tax years 2005 through 2009. ALLETE is no longer subject to federal or state examination for years before 2005.

During the next 12 months it is reasonably possible the amount of unrecognized tax benefits could be reduced by $4.0 million due to statute expirations and anticipated audit settlements. This amount is primarily due to timing issues.

Note 14. Other Comprehensive Income (Loss)

Other Comprehensive Income (Loss) Year Ended December 31	2010	2009	2008
Millions			
Net Income	$74.8	$60.7	$83.0
Other Comprehensive Income			
Unrealized Gain on Securities Net of income taxes of $0.6, $1.7, and $(3.7)	0.8	2.8	(6.0)
Reclassification Adjustment for Losses Included in Income Net of income taxes of $–, $–, and $(2.7)	–	–	(3.7)
Defined Benefit Pension and Other Postretirement Plans Net of income taxes of $–, $4.1, and $(13.3)	–	6.2	(18.8)
Total Other Comprehensive Income (Loss)	0.8	9.0	(28.5)
Total Comprehensive Income	$75.6	$69.7	$54.5
Less: Non-Controlling Interest in Subsidiaries	(0.5)	(0.3)	0.5
Comprehensive Income Attributable to ALLETE	$76.1	$70.0	$54.0

Accumulated Other Comprehensive Income (Loss) As of December 31	2010	2009
Millions		
Unrealized Loss on Securities	$(1.0)	$(1.8)
Defined Benefit Pension and Other Postretirement Plans	(22.2)	(22.2)
Total Accumulated Other Comprehensive Loss	$(23.2)	$(24.0)

Note 15. Pension and Other Postretirement Benefit Plans

We have noncontributory union and non-union defined benefit pension plans covering eligible employees. The plans provide defined benefits based on years of service and final average pay. In 2010, we made total contributions of $26.5 million ($32.9 million in 2009 of which $12.0 million was contributed in shares of ALLETE common stock). We also have defined contribution pension plans covering substantially all employees. The 2010 plan year employer contributions, which are made through our employee stock ownership plan, totaled $7.2 million ($7.1 million for the 2009 plan year.) (See Note 11. Common Stock and Earnings Per Share and Note 16. Employee Stock and Incentive Plans)

In 2006, amendments were made to the non-union defined benefit pension plan and the RSOP. The non-union defined benefit pension plan was amended to suspend further crediting of service to the plan and closed the plan to new participants. In conjunction with the change, contributions were increased to the RSOP. In 2010, the Minnesota Power unions defined benefit pension plan was amended to close the plan to new participants.

Note 15. Pension and Other Postretirement Benefit Plans (Continued)

We have postretirement health care and life insurance plans covering eligible employees. In 2010, our postretirement health plan was amended to close the plan to employees hired after January 31, 2011. The full eligibility requirement was also amended in 2010, to age 55 with 10 years of service. The postretirement health plans are contributory with participant contributions adjusted annually. Postretirement health and life benefits are funded through a combination of Voluntary Employee Benefit Association trusts (VEBAs), established under section 501(c)(9) of the Internal Revenue Code, and irrevocable grantor trusts. In 2010 $12.8 million was contributed to the VEBAs. In 2009 we contributed $9.3 million to the VEBAs and $0.3 million to the grantor trust.

Management considers various factors when making funding decisions such as regulatory requirements, actuarially determined minimum contribution requirements, and contributions required to avoid benefit restrictions for the pension plans. Estimated defined benefit pension and postretirement health and life contributions for 2011 are expected to be $7.8 million and $12.9 million, respectively. Contributions are based on estimates and assumptions that are subject to change.

Accounting for Defined Benefit Pension and Postretirement Benefit Plans requires that employers recognize on a prospective basis the funded status of their defined benefit pension and other postretirement plans on their consolidated balance sheet and recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but that are not recognized as components of net periodic benefit cost.

The defined benefit pension and postretirement health and life benefit costs recognized annually by our regulated companies are expected to be recovered through rates filed with our regulatory jurisdictions. As a result, these amounts that are required to otherwise be recognized in accumulated other comprehensive income have been recognized as a long-term regulatory asset on our consolidated balance sheet, in accordance with the accounting standards for Regulated Operations. The defined benefit pension and postretirement health and life benefit costs associated with our other non-rate base operations are recognized in accumulated other comprehensive income.

Pension Obligation and Funded Status

Year Ended December 31	**2010**	**2009**
Millions		
Accumulated Benefit Obligation	$485.6	$435.9
Change in Benefit Obligation		
Obligation, Beginning of Year	$465.2	$440.4
Service Cost	6.2	5.7
Interest Cost	26.2	26.2
Actuarial Loss	47.1	14.6
Benefits Paid	(27.2)	(25.5)
Participant Contributions	8.1	3.9
Obligation, End of Year	$525.6	$465.3
Change in Plan Assets		
Fair Value, Beginning of Year	$327.6	$273.7
Actual Return on Plan Assets	45.6	41.6
Employer Contribution	36.0	37.8
Benefits Paid	(27.2)	(25.5)
Fair Value, End of Year	$382.0	$327.6
Funded Status, End of Year	$(143.6)	$(137.7)

Net Pension Amounts Recognized in Consolidated Balance Sheet Consist of:		
Current Liabilities	$(0.9)	$(0.9)
Noncurrent Liabilities	$(142.8)	$(136.8)

Note 15. Pension and Other Postretirement Benefit Plans (Continued)

The pension costs that are reported as a component within our consolidated balance sheet, reflected in regulatory long-term assets and accumulated other comprehensive income, consist of the following:

Unrecognized Pension Costs

Year Ended December 31	2010	2009
Millions		
Net Loss	$225.1	$196.5
Prior Service Cost	1.4	1.8
Total Unrecognized Pension Costs	$226.5	$198.3

Components of Net Periodic Pension Expense

Year Ended December 31	2010	2009	2008
Millions			
Service Cost	$6.2	$5.7	$5.8
Interest Cost	26.2	26.2	25.4
Expected Return on Plan Assets	(33.7)	(33.8)	(32.5)
Amortization of Loss	6.6	3.4	1.6
Amortization of Prior Service Costs	0.5	0.6	0.6
Net Pension Expense	$5.8	$2.1	$0.9

Other Changes in Pension Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income and Regulatory Assets

Year Ended December 31	2010	2009
Millions		
Net Loss	$35.2	$6.8
Amortization of Prior Service Costs	(0.5)	(0.6)
Amortization of Gain	(6.6)	(3.4)
Total Recognized in Other Comprehensive Income and Regulatory Assets	$28.1	$2.8

Information for Pension Plans with an Accumulated Benefit Obligation in Excess of Plan Assets

Year Ended December 31	2010	2009
Millions		
Projected Benefit Obligation	$525.6	$465.3
Accumulated Benefit Obligation	$485.6	$435.9
Fair Value of Plan Assets	$382.0	$327.6

Note 15. Pension and Other Postretirement Benefit Plans (Continued)

Postretirement Health and Life Obligation and Funded Status

Year Ended December 31	2010	2009
Millions		
Change in Benefit Obligation		
Obligation, Beginning of Year	$192.1	$166.9
Service Cost	4.8	4.1
Interest Cost	10.9	10.0
Actuarial Loss	17.6	18.4
Participant Contributions	2.1	1.7
Plan Amendments	(14.2)	(1.3)
Benefits Paid	(9.2)	(7.7)
Obligation, End of Year	$204.1	$192.1
Change in Plan Assets		
Fair Value, Beginning of Year	$96.4	$78.6
Actual Return on Plan Assets	12.0	13.9
Employer Contribution	13.4	9.9
Participant Contributions	2.0	1.6
Benefits Paid	(9.1)	(7.6)
Fair Value, End of Year	$114.7	$96.4
Funded Status, End of Year	$(89.4)	$(95.7)

Net Postretirement Health and Life Amounts Recognized in Consolidated Balance Sheet Consist of:

	2010	2009
Current Liabilities	$(0.8)	$(0.8)
Noncurrent Liabilities	$(88.6)	$(94.8)

According to the accounting standards for Retirement Benefits only assets in the VEBAs are treated as plan assets in the above table for the purpose of determining funded status. In addition to the postretirement health and life assets reported in the previous table, we had $19.8 million in irrevocable grantor trusts included in Other Investments on our consolidated balance sheet at December 31, 2010 ($18.2 million at December 31, 2009).

The postretirement health and life costs that are reported as a component within our consolidated balance sheet, reflected in regulatory long-term assets and accumulated other comprehensive income, consist of the following:

Unrecognized Postretirement Health and Life Costs

Year Ended December 31	2010	2009
Millions		
Net Loss	$80.1	$69.6
Prior Service Cost	(11.2)	(1.3)
Transition Obligation	0.2	6.9
Total Unrecognized Postretirement Health and Life Costs	$69.1	$75.2

Components of Net Periodic Postretirement Health and Life Expense

Year Ended December 31	2010	2009	2008
Millions			
Service Cost	$4.8	$4.1	$4.0
Interest Cost	10.9	10.0	9.4
Expected Return on Plan Assets	(9.5)	(8.3)	(7.2)
Amortization of Prior Service Cost	(0.1)	–	–
Amortization of Loss	4.8	2.5	1.4
Amortization of Transition Obligation	2.5	2.5	2.5
Net Postretirement Health and Life Expense	$13.4	$10.8	$10.1

Note 15. Pension and Other Postretirement Benefit Plans (Continued)

Other Changes in Postretirement Benefit Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income and Regulatory Assets

Year Ended December 31	2010	2009
Millions		
Net Loss	$15.3	$12.9
Prior Service Cost (Credit) Arising During the Period	(14.2)	(1.3)
Amortization of Prior Service Cost	0.1	–
Amortization of Transition Obligation	(2.5)	(2.5)
Amortization of Loss	(4.8)	(2.5)
Total Recognized in Other Comprehensive Income and Regulatory Assets	$(6.1)	$6.6

Estimated Future Benefit Payments

	Pension	Postretirement Health and Life
Millions		
2011	$27.5	$8.5
2012	$28.4	$9.5
2013	$29.4	$10.5
2014	$30.6	$11.6
2015	$31.8	$12.7
Years 2016 – 2020	$174.6	$73.3

The pension and postretirement health and life costs recorded in other long-term assets and accumulated other comprehensive income expected to be recognized as a component of net pension and postretirement benefit costs for the year ending December 31, 2011, are as follows:

	Pension	Postretirement Health and Life
Millions		
Net Loss	$0.3	$8.5
Prior Service Costs	$12.1	$(1.7)
Transition Obligations	–	$0.1
Total Pension and Postretirement Health and Life Costs	$12.4	$6.9

Weighted-Average Assumptions Used to Determine Benefit Obligation

Year Ended December 31	2010	2009
Discount Rate		
Pension	5.36%	5.81%
Postretirement Health and Life	5.40%	5.81%
Rate of Compensation Increase	4.3 – 4.6%	4.3 – 4.6%
Health Care Trend Rates		
Trend Rate	10%	8.5%
Ultimate Trend Rate	5%	5%
Year Ultimate Trend Rate Effective	2018	2017

Weighted-Average Assumptions Used to Determine Net Periodic Benefit Costs

Year Ended December 31	2010	2009	2008
Discount Rate	5.81%	6.12%	6.25%
Expected Long-Term Return on Plan Assets			
Pension	8.5%	8.5%	9.0%
Postretirement Health and Life	6.8 – 8.5%	6.8 – 8.5%	7.2 – 9.0%
Rate of Compensation Increase	4.3 – 4.6%	4.3 – 4.6%	4.3 – 4.6%

Note 15. Pension and Other Postretirement Benefit Plans (Continued)

In establishing the expected long-term return on plan assets, we take into account the actual long-term historical performance of our plan assets, the actual long-term historical performance for the type of securities we are invested in, and apply the historical performance utilizing the target allocation of our plan assets to forecast an expected long-term return. Our expected rate of return is then selected after considering the results of each of those factors, in addition to considering the impact of current economic conditions, if applicable, on long-term historical returns.

The discount rate is computed using a yield curve adjusted for ALLETE's projected cash flows to match our plan characteristics. The yield curve is determined using high-quality long-term corporate bond rates at the valuation date. We believe the adjusted discount curve used in this comparison does not materially differ in duration and cash flows from our pension obligation.

Sensitivity of a One-Percentage-Point Change in Health Care Trend Rates

Millions	One Percent Increase	One Percent Decrease
Effect on Total of Postretirement Health and Life Service and Interest Cost	$2.5	$(2.0)
Effect on Postretirement Health and Life Obligation	$23.1	$(19.2)

Actual Plan Asset Allocations

	Pension		Postretirement Health and Life *(a)*	
	2010	**2009**	**2010**	**2009**
Equity Securities	52%	53%	58%	54%
Debt Securities	29%	28%	33%	38%
Real Estate	5%	5%	–	–
Private Equity	14%	14%	9%	8%
	100%	100%	100%	100%

(a) Includes VEBAs and irrevocable grantor trusts.

Pension plan equity securities did not include any ALLETE common stock at December 31, 2010. At December 31, 2009, $9.9 million, or 3.0 percent, of ALLETE common stock was included.

To achieve strong returns within managed risk, we diversify our asset portfolio to approximate the target allocations in the table below. Equity securities are diversified among domestic companies with large, mid and small market capitalizations, as well as investments in international companies. The majority of debt securities are made up of investment grade bonds.

Plan Asset Target Allocations

	Pension	Postretirement Health and Life *(a)*
Equity Securities	50%	48%
Debt Securities	30%	34%
Real Estate	10%	9%
Private Equity	10%	9%
	100%	100%

(a) Includes VEBAs and irrevocable grantor trusts.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). We utilize market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. We primarily apply the market approach for recurring fair value measurements and endeavor to utilize the best available information. Accordingly, we utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs, which are used to measure fair value, are prioritized through the fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 — Quoted prices are available in active markets for identical assets as of the reported date. Active markets are those in which transactions for the asset occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Note 15. Pension and Other Postretirement Benefit Plans (Continued)

Level 2 — Pricing inputs are other than quoted prices in active markets, but are either directly or indirectly observable as of the reported date. The types of assets included in Level 2 are typically either comparable to actively traded securities or contracts, such as treasury securities with pricing interpolated from recent trades of similar securities, or priced with models using highly observable inputs, such as commodity options priced using observable forward prices and volatilities.

Level 3 — Significant inputs that are generally less observable from objective sources. The types of assets included in Level 3 are those with inputs requiring significant management judgment or estimation, such as the complex and subjective models and forecasts used to determine the fair value.

Pension Fair Value

	At Fair Value as of December 31, 2010			
Recurring Fair Value Measures	**Level 1**	**Level 2**	**Level 3**	**Total**
Millions				
Assets:				
Equity Securities				
U.S. Large-cap *(a)*	$30.4	$29.9	$3.5	$63.8
U.S. Mid-cap Growth *(a)*	14.0	13.7	1.6	29.3
U.S. Small-cap *(a)*	13.7	13.5	1.6	28.8
International	–	77.1	–	77.1
Debt Securities:				
Mutual Funds	46.5		–	46.5
Fixed Income	–	65.7	–	65.7
Other Types of Investments:				
Private Equity Funds	–	–	50.7	50.7
Real Estate	–	–	20.1	20.1
Total Fair Value of Assets	$104.6	$199.9	$77.5	$382.0

Activity in Level 3	**Equity Securities (Auction Rate Securities)**	**Private Equity Funds**	**Real Estate**
Millions			
Balance as of December 31, 2009	$9.1	$44.7	$17.3
Actual Return on Plan Assets	–	(4.1)	(6.1)
Purchases, sales, and settlements, net	(2.4)	10.1	8.9
Balance as of December 31, 2010	$6.7	$50.7	$20.1

	At Fair Value as of December 31, 2009			
Recurring Fair Value Measures	**Level 1**	**Level 2**	**Level 3**	**Total**
Millions				
Assets:				
Equity Securities				
U.S. Large-cap *(a)*	$23.2	$27.5	$5.2	$55.9
U.S. Mid-cap Growth *(a)*	8.9	10.6	2.0	21.5
U.S. Small-cap *(a)*	8.6	10.1	1.9	20.6
International	–	66.4	–	66.4
ALLETE	9.9	–	–	9.9
Debt Securities:				
Mutual Funds	32.0	–	–	32.0
Fixed Income	–	59.3	–	59.3
Other Types of Investments:				
Private Equity Funds	–	–	44.7	44.7
Real Estate	–	–	17.3	17.3
Total Fair Value of Assets	$82.6	$173.9	$71.1	$327.6

(a) *The underlying investments classified under U.S. Equity Securities consist of Money Market Funds and U.S. Government Bonds (Level 1), Hedge Funds (Level 2), and Auction Rate Securities (Level 3), which are combined with futures, which settle daily, in a portable alpha program to achieve the returns of the U.S. Equity Securities Large-cap, Mid-cap Growth, and Small-cap funds. Our exposure with respect to these investments includes both the futures and the underlying investments.*

Note 15. Pension and Other Postretirement Benefit Plans (Continued)

Recurring Fair Value Measures Activity in Level 3	Equity Securities (Auction Rate Securities)	Private Equity Funds	Real Estate
Millions			
Balance as of December 31, 2008	$10.2	$43.2	$17.0
Actual Return on Plan Assets	0.1	(8.7)	(8.6)
Purchases, sales, and settlements, net	(1.1)	10.2	8.9
Balance as of December 31, 2009	$9.1	$44.7	$17.3

Postretirement Health and Life Fair Value

	At Fair Value as of December 31, 2010			
Recurring Fair Value Measures	**Level 1**	**Level 2**	**Level 3**	**Total**
Millions				
Assets:				
Equity Securities				
U.S. Large-cap	$15.7	–	–	$15.7
U.S. Mid-cap Growth	11.4	–	–	11.4
U.S. Small-cap	11.5	–	–	11.5
International	26.8	–	–	26.8
Debt Securities:				
Mutual Funds	9.0	–	–	9.0
Fixed Income	–	$27.9	–	27.9
Other Types of Investments:				
Private Equity Funds	–	–	$12.4	12.4
Total Fair Value of Assets	$74.4	$27.9	$12.4	$114.7

Activity in Level 3	Private Equity Funds
Millions	
Balance as of December 31, 2009	$9.4
Actual Return on Plan Assets	1.4
Purchases, sales, and settlements, net	1.6
Balance as of December 31, 2010	$12.4

	At Fair Value as of December 31, 2009			
Recurring Fair Value Measures	**Level 1**	**Level 2**	**Level 3**	**Total**
Millions				
Assets:				
Equity Securities				
U.S. Large-cap	$13.4	–	–	$13.4
U.S. Mid-cap Growth	9.0	–	–	9.0
U.S. Small-cap	6.3	–	–	6.3
International	21.4	–	–	21.4
Debt Securities:				
Mutual Funds	5.5	–	–	5.5
Fixed Income	–	$31.4	–	31.4
Other Types of Investments:				
Private Equity Funds	–	–	$9.4	9.4
Total Fair Value of Assets	$55.6	$31.4	$9.4	$96.4

Activity in Level 3	Private Equity Funds
Millions	
Balance as of December 31, 2008	$7.9
Actual Return on Plan Assets	(1.1)
Purchases, sales, and settlements, net	2.6
Balance as of December 31, 2009	$9.4

Note 15. Pension and Other Postretirement Benefit Plans (Continued)

Accounting and disclosure requirements for the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (Act) provides guidance for employers that sponsor postretirement health care plans that provide prescription drug benefits. We provide postretirement health benefits that include prescription drug benefits, which qualify us for the federal subsidy under the Act.

Note 16. Employee Stock and Incentive Plans

Employee Stock Ownership Plan. We sponsor a leveraged ESOP within the RSOP. As of their date of hire, eligible employees may to contribute to the RSOP plan. In 1990, the ESOP issued a $75 million note (term not to exceed 25 years at 10.25 percent) to us as consideration for 2.8 million shares (1.9 million shares adjusted for stock splits) of our newly issued common stock. The note was refinanced in 2006 at 6 percent. We make annual contributions to the ESOP equal to the ESOP's debt service less available dividends received by the ESOP. The majority of dividends received by the ESOP are used to pay debt service, with the balance distributed to participants. The ESOP shares were initially pledged as collateral for its debt. As the debt is repaid, shares are released from collateral and allocated to participants based on the proportion of debt service paid in the year. As shares are released from collateral, we report compensation expense equal to the current market price of the shares less dividends on allocated shares. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; available dividends on unallocated ESOP shares are recorded as a reduction of debt and accrued interest. ESOP compensation expense was $7.1 million in 2010 ($6.5 million in 2009; $10.1 million in 2008).

According to the accounting standards for stock compensation, unallocated ALLETE common stock currently held and purchased by the ESOP will be treated as unearned ESOP shares and not considered as outstanding for earnings per share computations. ESOP shares are included in earnings per share computations after they are allocated to participants.

Year Ended December 31	**2010**	**2009**	**2008**
Millions			
ESOP Shares			
Allocated	2.2	2.2	2.0
Unallocated	1.3	1.5	1.9
Total	3.5	3.7	3.9
Fair Value of Unallocated Shares	$48.4	$49.0	$61.3

Stock-Based Compensation. *Stock Incentive Plan.* Under our Executive Long-Term Incentive Compensation Plan (Executive Plan), share-based awards may be issued to key employees through a broad range of methods, including non-qualified and incentive stock options, performance shares, performance units, restricted stock, stock appreciation rights and other awards. There are 1.4 million shares of common stock reserved for issuance under the Executive Plan, with 0.7 million of these shares available for issuance as of December 31, 2010.

We had a Director Long-Term Stock Incentive Plan (Director Plan) which expired on January 1, 2006. No grants have been made since 2003 under the Director Plan. Approximately 2,586 options were outstanding under the Director Plan at December 31, 2010.

We currently have the following types of share-based awards outstanding:

Non-Qualified Stock Options. The options allow for the purchase of shares of common stock at a price equal to the market value of our common stock at the date of grant. Options become exercisable beginning one year after the grant date, with one-third vesting each year over three years. Options may be exercised up to ten years following the date of grant. In the case of qualified retirement, death or disability, options vest immediately and the period over which the options can be exercised is three years. Employees have up to three months to exercise vested options upon voluntary termination or involuntary termination without cause. All options are cancelled upon termination for cause. All options vest immediately upon retirement, death, disability or a change of control, as defined in the award agreement. We determine the fair value of options using the Black-Scholes option-pricing model. The estimated fair value of options, including the effect of estimated forfeitures, is recognized as expense on the straight-line basis over the options' vesting periods, or the accelerated vesting period if the employee is retirement eligible.

No stock options were granted under our Executive Long-Term Incentive Compensation Plan in 2009 or 2010. The following assumptions were used in determining the fair value of stock options granted during 2008, under the Black-Scholes option-pricing model:

Note 16. Employee Stock and Incentive Plans (Continued)

	2008
Risk-Free Interest Rate	2.8%
Expected Life	5 Years
Expected Volatility	20%
Dividend Growth Rate	4.4%

The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the grant date. Expected volatility is estimated based on the historic volatility of our stock and the stock of our peer group companies. We utilize historical option exercise and employee pre-vesting termination data to estimate the option life. The dividend growth rate is based upon historical growth rates in our dividends.

Performance Shares. Under the performance share awards plan, the number of shares earned is contingent upon attaining specific market goals over a three-year performance period. Market goals are measured by total shareholder return relative to a group of peer companies. In the case of qualified retirement, death or disability during a performance period, a pro-rata portion of the award will be earned at the conclusion of the performance period based on the market goals achieved. In the case of termination of employment for any reason other than qualified retirement, death or disability, no award will be earned. If there is a change in control, a pro-rata portion of the award will be paid based on the greater of actual performance up to the date of the change in control or target performance. The fair value of these awards is determined by the probability of meeting the total shareholder return goals. Compensation cost is recognized over the three-year performance period based on our estimate of the number of shares which will be earned by the award recipients.

Restricted Stock Units. Under the restricted stock units plan, shares vest monthly over a three year period. In the case of qualified retirement, death or disability, a pro-rata portion of the award will be earned. In the case of termination of employment for any other reason other than qualified retirement, death or disability, no award will be earned. If there is a change in control, a pro-rata portion of the award will be paid. The fair value of these awards is equal to the grant date fair value. Compensation cost is recognized over the three-year vesting period based on our estimate of the number of shares which will be earned by the award recipients.

Employee Stock Purchase Plan (ESPP). Under our ESPP, eligible employees may purchase ALLETE common stock at a 5 percent discount from the market price. Because the discount is not greater than 5 percent, we are not required to apply fair value accounting to these awards.

RSOP. The RSOP is a contributory defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, and qualifies as an employee stock ownership plan and profit sharing plan. The RSOP provides eligible employees an opportunity to save for retirement.

The following share-based compensation expense amounts were recognized in our consolidated statement of income for the periods presented.

Share-Based Compensation Expense **Year Ended December 31**	**2010**	**2009**	**2008**
Millions			
Stock Options	$0.1	$0.3	$0.7
Performance Shares	1.5	1.5	1.1
Restricted Stock Units	0.6	0.3	–
Total Share-Based Compensation Expense	$2.2	$2.1	$1.8
Income Tax Benefit	$0.9	$0.8	$0.7

There were no capitalized stock-based compensation costs at December 31, 2010, 2009, or 2008.

As of December 31, 2010, the total unrecognized compensation cost for the performance share awards and restricted stock units not yet recognized in our consolidated statements of income was $1.5 million and $0.7 million, respectively. These amounts are expected to be recognized over a weighted-average period of 1.6 years for both performance share awards and restricted stock units.

Note 16. Employee Stock and Incentive Plans (Continued)

Non-Qualified Stock Options. The following table presents information regarding our outstanding stock options as of December 31, 2010.

	2010		2009		2008	
	Number of Options	Weighted-Exercise Price	Number of Options	Weighted-Exercise Price	Number of Options	Weighted-Exercise Price
Outstanding as of January 1,	646,235	$40.05	672,419	$39.99	510,992	$39.83
Granted *(a)*	–	–	–	–	180,815	$39.10
Exercised	40,769	$27.76	4,508	$18.85	16,627	$25.56
Forfeited	44,579	$43.16	21,676	$42.62	2,761	$39.39
Outstanding as of December 31,	560,887	$40.69	646,235	$40.05	672,419	$39.99
Exercisable as of December 31,	523,491	$39.76	512,743	$37.34	406,894	$34.48

(a) Stock options have not been granted since 2008.

Cash received from non-qualified stock options exercised was $1.1 million in 2010. The weighted-average grant-date intrinsic value of options granted in 2008 was $6.18 for 2008 (none in 2010 or 2009). The intrinsic value of a stock award is the amount by which the fair value of the underlying stock exceeds the exercise price of the award. The total intrinsic value of options exercised was $0.3 million during 2010 ($0.1 million in 2009; $0.2 million in 2008).

	Range of Exercise Price		
As of December 31, 2010	$18.85 to $29.79	$37.76 to $41.35	$44.15 to $48.65
Options Outstanding and Exercisable:			
Number Outstanding and Exercisable	44,738	296,770	181,983
Weighted Average Remaining Contractual Life (Years)	1.5	5.4	5.5
Weighted Average Exercise Price	$26.96	$39.44	$46.37

Performance Shares. The following table presents information regarding our non-vested performance shares as of December 31, 2010.

	2010		2009		2008	
	Number of Shares	Weighted-Average Grant Date Fair Value	Number of Shares	Weighted-Average Grant Date Fair Value	Number of Shares	Weighted-Average Grant Date Fair Value
Non-vested as of January 1,	121,825	$41.96	79,238	$47.94	68,501	$45.63
Granted	49,302	$35.44	69,800	$35.06	36,684	$54.05
Unearned Grant Award	(22,909)	$54.50	(24,615)	$41.97	(23,624)	$42.80
Forfeited	(25,729)	$36.45	(2,598)	$38.78	(2,323)	$50.87
Non-vested as of December 31,	122,489	$38.15	121,825	$41.96	79,238	$47.94

Less than 0.1 million performance share were granted in February 2010 for the performance period ending in 2012. The ultimate issuance is contingent upon the attainment of certain future market goals of ALLETE during the performance periods. The grant date fair value of the performance share awards was $1.2 million.

No performance shares were awarded in February 2010 for the three year performance period ending in 2009, as performance targets were not met. However, in accordance with the accounting standards for stock compensation, no compensation expense previously recognized in connection with those grants will be reversed.

Less than 0.1 million performance shares were awarded in February 2011 for the three year performance period ending in 2010. The grant date fair value of the shares awarded was $1.6 million.

Note 16. Employee Stock and Incentive Plans (Continued)

Restricted Stock Units. The following table presents information regarding our available restricted stock units as of December 31, 2010.

	2010		2009	
	Number of Shares	Weighted- Average Grant Date Fair Value	Number of Shares	Weighted- Average Grant Date Fair Value
Available as of January 1,	28,983	$29.41	–	–
Granted	26,589	$31.83	30,465	$29.41
Awarded	(3,091)	$29.75	–	–
Forfeited	(8,678)	$30.62	(1,482)	$29.41
Available as of December 31,	43,803	$30.61	28,983	$29.41

Less than 0.1 million restricted stock units were granted in February 2010 for the vesting period ending in 2012. The grant date fair value of the restricted stock unit awards was $0.7 million.

Less than 0.05 million restricted stock units were awarded in 2010. The grant date fair value of the shares awarded was $0.1 million.

Note 17. Derivatives

Occasionally we enter into financial derivative instruments to manage price risk for certain power marketing contracts. Changes in a derivatives' fair value are recognized currently in earnings unless specific hedge accounting criteria is met. The mark-to-market fluctuations on any cash flow hedge are recorded in other comprehensive income on the consolidated balance sheet. During 2010, we did not enter into any new derivative instruments, and have no outstanding derivative contracts at December 31, 2010. There were no changes in fair value of derivatives recognized in 2010 in earnings, and no mark-to market changes in cash flow hedges recorded in 2010.

During 2009 we entered into two types of financial derivative instruments consisting of cash flow hedges for an energy sale that included pricing based on daily natural gas prices, and FTRs purchased to manage congestion risk for forward power sales contracts. As of December 31, 2009, approximately $0.7 million remained in other assets on our consolidated balance sheet for FTRs, which settled monthly throughout the first five months of 2010 at cost. During 2009, changes in the fair value of outstanding derivatives resulted in the recognition of $.04 million of revenue in the first two quarters, and a decrease in revenue of $0.4 million in the third quarter of 2009 when the energy swap contract ended. The mark-to-market fluctuations on the cash flow hedge in 2009 were recorded in other comprehensive income as a $0.1 million increase in fair value in the first quarter and a decrease of $0.1 million in the second quarter of 2009.

Note 18. Quarterly Financial Data (Unaudited)

Information for any one quarterly period is not necessarily indicative of the results which may be expected for the year.

Quarter Ended	Mar. 31	Jun. 30	Sept. 30	Dec. 31
Millions Except Earnings Per Share				
2010				
Operating Revenue	$233.6	$211.2	$224.1	$238.1
Operating Income	$46.1	$31.7	$35.3	$22.7
Net Income Attributable to ALLETE	$23.0	$19.4	$19.6	$13.3
Earnings Per Share of Common Stock				
Basic	$0.68	$0.57	$0.57	$0.38
Diluted	$0.68	$0.57	$0.56	$0.38
2009				
Operating Revenue	$199.6	$164.7	$178.8	$216.0
Operating Income	$31.1	$15.7	$25.4	$33.8
Net Income Attributable to ALLETE	$16.9	$9.4	$16.0	$18.7
Earnings Per Share of Common Stock				
Basic	$0.55	$0.29	$0.49	$0.56
Diluted	$0.55	$0.29	$0.49	$0.56

Schedule II

ALLETE
Valuation and Qualifying Accounts and Reserves

	Balance at Beginning of Period	Additions		Deductions from Reserves *(a)*	Balance at End of Period
		Charged to Income	Other Charges		
Millions					
Reserve Deducted from Related Assets					
Reserve For Uncollectible Accounts					
2008 Trade Accounts Receivable	$1.0	$1.0	–	$1.3	$0.7
Finance Receivables – Long-Term	$0.2	–	–	$0.1	$0.1
2009 Trade Accounts Receivable	$0.7	$1.3	–	$1.1	$0.9
Finance Receivables – Long-Term	$0.1	$0.3	–	–	$0.4
2010 Trade Accounts Receivable	$0.9	$1.1	–	$1.1	$0.9
Finance Receivables – Long-Term	$0.4	$0.8	–	$ 0.4	$0.8
Deferred Asset Valuation Allowance					
2008 Deferred Tax Assets	$3.3	$ (2.9)	–	–	$0.4
2009 Deferred Tax Assets	$0.4	$ (0.1)	–	–	$0.3
2010 Deferred Tax Assets	$0.3	$0.2	–	–	$0.5

(a) Includes uncollectible accounts written off.

Exhibit 12

ALLETE
Computation of Ratios of Earnings to Fixed Charges (Unaudited)

Year Ended December 31	2010	2009	2008	2007	2006
Millions					
Earnings, as defined:					
Pretax Income Before Non-Controlling Interest	$119.1	$91.5	$126.4	$137.2	$128.2
Add: Fixed Charges	43.4	38.3	30.3	26.6	27.7
Less: Non-Controlling Interest *(a)*	–	–	–	–	–
Undistributed Income from Less than 50 percent Owned Equity Investment	3.4	3.7	3.8	3.3	2.3
Total Earnings as defined	$159.1	$126.1	$152.9	$160.5	$153.6
Fixed Charges:					
Interest on Long-Term Debt	$39.7	$34.2	$27.4	$23.2	$22.8
Other Interest Charges	1.0	1.6	0.4	1.5	2.9
Interest Component of All Rentals (b)	2.7	2.5	2.5	1.9	2.0
Total Fixed Charges	$43.4	$38.3	$30.3	$26.6	$27.7
Ratio of Earnings to Fixed Charges	3.67	3.29	5.05	6.03	5.55

(a) Pretax income of subsidiaries that have not incurred fixed charges.
(b) Represents interest portion of rents estimated at 33 1/3 percent.

ALLETE Common Stock Performance

The following graph compares ALLETE's cumulative Total Shareholder Return on its common stock with the cumulative return of the S&P 500 Index and the Philadelphia Utility Index. The S&P 500 Index is a capitalization-weighted index of 500 stocks designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries. Because this composite index has a broad industry base, its performance may not closely track that of a composite index comprised solely of electric utilities. The Philadelphia Utility Index is a capitalization-weighted index of 20 utility companies involved in the production of electric energy.

The calculations assume a $100 investment on December 31, 2005, and reinvestment of dividends.

Total Shareholder Return for the Five Years Ending December 31, 2010



$300
$250
$200
$150
$100
$50
$0
2005
2006
2007
2008
2009
2010
ALLETE
S&P 500 Index
Philadelphia Utility Index

	2005	2006	2007	2008	2009	2010
ALLETE	$100	$109	$96	$82	$88	$106
S&P 500 Index	$100	$116	$122	$77	$97	$112
Philadelphia Utility Index	$100	$120	$143	$104	$114	$121

ALLETE DIRECTORS

Kathleen A. Brekken
Director since 2006
Corporate Governance and
Nominating Committee Member
Executive Compensation Committee Member
Retired President and CEO
of Midwest of Cannon Falls, Inc.

Kathryn W. Dindo
Director since 2009
Audit Committee Member
Retired Vice President and Chief Risk Officer
of FirstEnergy Corporation

Heidi J. Eddins
Director since 2004
Corporate Governance and
Nominating Committee Chair
Retired Executive Vice President, Secretary and
General Counsel
of Florida East Coast Railway, LLC

Sidney W. Emery, Jr.
Director since 2007
Executive Compensation Committee Member
Retired CEO of MTS Systems Corporation

James S. Haines, Jr.
Director since 2009
Executive Compensation Committee Member
Retired CEO of Westar Energy, Inc.

Alan R. Hodnik
President and CEO of ALLETE, Inc.

James J. Hoolihan
Director since 2006
Audit Committee Member
Corporate Governance and
Nominating Committee Member
President and CEO of Blandin Foundation

Madeleine W. Ludlow
Director since 2004
Executive Compensation Committee Chair
Financial Consultant

Douglas C. Neve
Director since 2007
Audit Committee Chair
Retired Executive Vice President and CFO
of Ceridian Corp.

Leonard C. Rodman
Director since 2009
Audit Committee Member
President and CEO of Black & Veatch

Donald J. Shippar, Chair
Retired President and CEO of ALLETE, Inc.

Bruce W. Stender, Lead Director
Director since 1995
Vice Chair of Labovitz Enterprises, Inc.